    As filed with the Securities and Exchange Commission on April 19, 2013


                                                            File Nos. 333-186216


                                                                       811-08306


                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D.C. 20549


                                    FORM N-4


          REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933            [x]


                       Pre-Effective Amendment No. 1                         [x]


                        Post-Effective Amendment No.                          []


                                      and


        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940


                               Amendment No. 329                             [x]




                        (Check Appropriate Box or Boxes)



              First MetLife Investors Variable Annuity Account One


                           (Exact Name of Registrant)




                   First MetLife Investors Insurance Company


                              (Name of Depositor)


                   200 Park Avenue New York, NY 10166

        (Address of Depositor's Principal Executive Offices) (Zip Code)


              (Depositor's Telephone Number, including Area Code)

                                 (800) 989-3752


                    (Name and Address of Agent for Service)

                              Eric T. Steigerwalt

                                   President

                   First MetLife Investors Insurance Company

                                c/o 501 Route 22


                             Bridgewater, NJ 08807


                                 (908) 253-1833


                                   COPIES TO:


                                W. Thomas Conner

                                   Reed Smith


                               1301 K Street, NW


                              Washington, DC 20005

                                 (202) 414-9208


                 Approximate Date of Proposed Public Offering:



As soon as possible after effective date of this registration statement.


The Registrant hereby amends this Registration Statement on such dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.


TITLE OF SECURITIES BEING REGISTERED


Interest in a separate account under individual flexible premium deferred variable annuity contracts.

                                                   THE VARIABLE ANNUITY CONTRACT

                                                                       ISSUED BY


                                       FIRST METLIFE INVESTORS INSURANCE COMPANY



                                                                             AND



                            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE



                                                                CLASS L - 4 YEAR


                                           (OFFERED ON AND AFTER APRIL 29, 2013)



                                                                  APRIL 29, 2013




This prospectus describes the flexible premium deferred variable annuity contract offered by First MetLife Investors Insurance Company (First MetLife Investors or we or us). The contract is offered for individuals and some tax qualified and non-tax qualified retirement plans.




The annuity contract has 60 investment choices listed below.








MET INVESTORS SERIES TRUST - GWB PORTFOLIOS* (CLASS B):


     AllianceBernstein Global Dynamic Allocation Portfolio

     AQR Global Risk Balanced Portfolio

     BlackRock Global Tactical Strategies Portfolio

     Invesco Balanced-Risk Allocation Portfolio

     JPMorgan Global Active Allocation Portfolio

     MetLife Balanced Plus Portfolio

     MetLife Multi-Index Targeted Risk Portfolio

     Pyramis (Reg. TM) Government Income Portfolio


     Pyramis (Reg. TM) Managed Risk Portfolio


     Schroders Global Multi-Asset Portfolio




METROPOLITAN SERIES FUND - GWB PORTFOLIO* (CLASS G):

     Barclays Aggregate Bond Index Portfolio


* If you elect the GWB v1 rider, you must allocate your Purchase Payments and Account Value among these Investment Portfolios. (See "Purchase - Investment Allocation Restrictions for Certain Riders.") These Investment Portfolios are also available for investment if you do not elect the GWB v1 rider.



MET INVESTORS SERIES TRUST (CLASS B OR, AS NOTED, CLASS C OR CLASS E):

     American Funds (Reg. TM) Growth Portfolio (Class C)


     BlackRock High Yield Portfolio

     Clarion Global Real Estate Portfolio


     ClearBridge Aggressive Growth Portfolio


     Goldman Sachs Mid Cap Value Portfolio

     Harris Oakmark International Portfolio


     Invesco Comstock Portfolio

     Invesco Small Cap Growth Portfolio

     Janus Forty Portfolio

     JPMorgan Core Bond Portfolio


     Loomis Sayles Global Markets Portfolio

     Lord Abbett Bond Debenture Portfolio

     Lord Abbett Mid Cap Value Portfolio

     Met/Eaton Vance Floating Rate Portfolio


     Met/Franklin Low Duration Total Return Portfolio


     MFS (Reg. TM) Emerging Markets Equity Portfolio

     MFS (Reg. TM) Research International Portfolio

     PIMCO Inflation Protected Bond Portfolio

     PIMCO Total Return Portfolio

     Pioneer Fund Portfolio


     Pioneer Strategic Income Portfolio (Class E)


     T. Rowe Price Large Cap Value Portfolio

     T. Rowe Price Mid Cap Growth Portfolio


     Third Avenue Small Cap Value Portfolio

METROPOLITAN SERIES FUND:


     Baillie Gifford International Stock Portfolio (Class B)


     BlackRock Money Market Portfolio (Class B)

     Davis Venture Value Portfolio (Class E)


     Frontier Mid Cap Growth Portfolio (Class B)


     Jennison Growth Portfolio (Class B)

     Met/Artisan Mid Cap Value Portfolio (Class B)

     Met/Dimensional International Small Company Portfolio (Class B)

     MetLife Mid Cap Stock Index Portfolio (Class G)

     MetLife Stock Index Portfolio (Class B)


     MFS (Reg. TM) Value Portfolio (Class B)


     MSCI EAFE (Reg. TM) Index Portfolio (Class G)


     Neuberger Berman Genesis Portfolio (Class B)


     Russell 2000 (Reg. TM) Index Portfolio (Class G)


     T. Rowe Price Large Cap Growth Portfolio (Class B)


     Western Asset Management U.S. Government Portfolio (Class B)



MET INVESTORS SERIES TRUST - ASSET ALLOCATION PORTFOLIOS (CLASS B OR, AS NOTED, CLASS C):

     American Funds (Reg. TM) Moderate Allocation Portfolio

         (Class C)

     American Funds (Reg. TM) Balanced Allocation Portfolio

         (Class C)

     American Funds (Reg. TM) Growth Allocation Portfolio

         (Class C)

     MetLife Defensive Strategy Portfolio

     MetLife Moderate Strategy Portfolio

     MetLife Balanced Strategy Portfolio

     MetLife Growth Strategy Portfolio


     MetLife Aggressive Strategy Portfolio


     SSgA Growth and Income ETF Portfolio

     SSgA Growth ETF Portfolio


Please read this prospectus before investing and keep it on file for future reference. It contains important information about the First MetLife Investors Variable Annuity Contract.



To learn more about the First MetLife Investors Variable Annuity Contract, you can obtain a copy of the Statement of Additional Information (SAI) dated April 29, 2013. The SAI has been filed with the Securities and Exchange Commission
(SEC) and is legally a part of the prospectus. The SEC maintains a Web site (http://www.sec.gov) that contains the SAI, material incorporated by reference, and other information regarding companies that file electronically with the SEC. The Table of Contents of the SAI is on Page 58 of this prospectus. For a free copy of the SAI, call us at (800) 343-8496, visit our website at WWW.METLIFEINVESTORS.COM, or write to us at: 5 Park Plaza, Suite 1900, Irvine, CA 92614.



The contracts:

o  are not bank deposits

o  are not FDIC insured

o  are not insured by any federal government agency

o  are not guaranteed by any bank or credit union

o  may be subject to loss of principal


THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



April 29, 2013

TABLE OF CONTENTS                       PAGE





INDEX OF SPECIAL TERMS..................   4
HIGHLIGHTS..............................   5
FEE TABLES AND EXAMPLES.................   7
1. THE ANNUITY CONTRACT.................  14
     Market Timing......................  14
2. PURCHASE.............................  14
     Purchase Payments..................  15
     Termination for Low Account Value..  15
     Allocation of Purchase Payments....  16
     Investment Allocation Restrictions
       for Certain Riders...............  16
     Free Look..........................  17
     Accumulation Units.................  17
     Account Value......................  18
     Replacement of Contracts...........  18
     Owning Multiple Contracts..........  18
3. INVESTMENT OPTIONS...................  19
     Investment Portfolios That Are
       Funds-of-Funds...................  21
     Transfers..........................  22
     Dollar Cost Averaging Programs.....  24
     Three Month Market Entry Program...  26
     Automatic Rebalancing Program......  26
     Voting Rights......................  26
     Substitution of Investment Options.  26
4. EXPENSES.............................  27
     Product Charges....................  27
     Account Fee........................  27
     Guaranteed Withdrawal Benefit -
       Rider Charge.....................  27
     Withdrawal Charge..................  28
     Reduction or Elimination of the
       Withdrawal Charge................  29
     Premium and Other Taxes............  29
     Transfer Fee.......................  29
     Income Taxes.......................  30
     Investment Portfolio Expenses......  30
5. ANNUITY PAYMENTS
     (THE INCOME PHASE).................  30
     Annuity Date.......................  30
     Annuity Payments...................  30
     Annuity Options....................  31
     Variable Annuity Payments..........  32
     Fixed Annuity Payments.............  33
6. ACCESS TO YOUR MONEY.................  33
     Systematic Withdrawal Program......  34


     Suspension of Payments or
       Transfers........................  34
7. LIVING BENEFIT.......................  34
     Guaranteed Withdrawal Benefit......  34
     Operation of the Guaranteed
       Withdrawal Benefit...............  35
     GWB Rate Table.....................  42
8. PERFORMANCE..........................  44
9. DEATH BENEFIT........................  44
     Upon Your Death....................  44
     Standard Death Benefit - Principal
       Protection.......................  45
     Optional Death Benefit - Annual
       Step-Up..........................  45
     General Death Benefit Provisions...  46
     Spousal Continuation...............  46
     Death of the Annuitant.............  47
     Controlled Payout..................  47
10. FEDERAL INCOME TAX STATUS...........  47
     Taxation of Non-Qualified
       Contracts........................  47
     Taxation of Qualified Contracts....  50
     Puerto Rico Tax Considerations.....  53
     Tax Benefits Related to the Assets
       of the Separate Account..........  53
     Possible Tax Law Changes...........  53
11. OTHER INFORMATION...................  53
     First MetLife Investors............  53
     The Separate Account...............  54
     Distributor........................  54
     Selling Firms......................  55
     Requests and Elections.............  56
     Ownership..........................  57
     Legal Proceedings..................  58
     Financial Statements...............  58
TABLE OF CONTENTS OF THE STATEMENT OF
ADDITIONAL INFORMATION..................  58
APPENDIX A.............................. A-1
     Participating Investment
       Portfolios....................... A-1
APPENDIX B.............................. B-1
     EDCA Examples with Multiple
       Purchase Payments................ B-1
APPENDIX C.............................. C-1
     Guaranteed Withdrawal Benefit
       Examples......................... C-1
APPENDIX D.............................. D-1
     Death Benefit Examples............. D-1

INDEX OF SPECIAL TERMS


Because of the complex nature of the contract, we have used certain words or terms in this prospectus which may need an explanation. We have identified the following as some of these words or terms. The page that is indicated here is where we believe you will find the best explanation for the word or term. These words and terms are in italics on the indicated page.




                                                                        PAGE

Account Value............................................................ 18
Accumulation Phase....................................................... 14
Accumulation Unit........................................................ 17
Annual Benefit Payment................................................... 36
Annuitant................................................................ 58
Annuity Date............................................................. 30
Annuity Options.......................................................... 31
Annuity Payments......................................................... 30
Annuity Units............................................................ 30
Beneficiary.............................................................. 58
Business Day............................................................. 16
Contract Year............................................................ 15
Good Order............................................................... 57
GWB Withdrawal Rate...................................................... 36
Income Phase............................................................. 14
Investment Portfolios.................................................... 19
Joint Owners............................................................. 57
Non-Qualified Contract................................................... 47
Owner.................................................................... 57
Purchase Payment......................................................... 15
Qualified Contract....................................................... 47
Remaining Guaranteed Withdrawal Amount................................... 36
Separate Account......................................................... 54
Total Guaranteed Withdrawal Amount....................................... 35

HIGHLIGHTS

The variable annuity contract that we are offering is a contract between you, the Owner, and us, the insurance company, where you agree to make at least one Purchase Payment to us and we agree to make a series of Annuity Payments at a later date. The contract has a maximum issue age and you should consult with your registered representative. The contract provides a means for investing on a tax-deferred basis in the Investment Portfolios. The contract is intended for retirement savings or other long-term investment purposes. When you purchase the contract, you can choose an optional death benefit and fixed and variable income options. You can also select a guaranteed withdrawal benefit (GWB). We are obligated to pay all money we owe under the contracts, including death benefits, income payments, and amounts due under a GWB. Any such amount that exceeds the assets in the Separate Account is paid from our general account, subject to our financial strength and claims-paying ability and our long-term ability to make such payments, and is not guaranteed by any other party. (See "Other Information - The Separate Account".)



The contract, like all deferred annuity contracts, has two phases: the Accumulation Phase and the Income Phase. During the Accumulation Phase, earnings accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal. If you make a withdrawal during the Accumulation Phase, we may assess a withdrawal charge of up to 7%. Certain withdrawals, depending on the amount and timing, may negatively impact the benefits and guarantees provided by your contract. You should carefully consider whether a withdrawal under a particular circumstance will have any negative impact to your benefits or guarantees. The impact of withdrawals generally on your benefits and guarantees is discussed in the corresponding sections of the prospectus describing such benefits and guarantees.



The Income Phase occurs when you or a designated payee begin receiving regular Annuity Payments from your contract. You and the Annuitant (the person on whose life we base Annuity Payments) do not have to be the same, unless you purchase a tax qualified contract.


You can have Annuity Payments made on a variable basis, a fixed basis, or a combination of both. If you choose variable Annuity Payments, the amount of the variable Annuity Payments will depend upon the investment performance of the Investment Portfolio(s) you select for the Income Phase. If you choose fixed Annuity Payments, the amount of each payment will not change during the Income Phase.


TAX DEFERRAL AND QUALIFIED PLANS. The contracts are offered for individuals and some tax qualified and non-tax qualified retirement plans. For any tax qualified account (e.g., an IRA), the tax deferred accrual feature is provided by the tax qualified retirement plan. Therefore, there should be reasons other than tax deferral for acquiring the contract within a qualified plan. (See "Federal Income Tax Status.")


FREE LOOK. You may cancel the contract within 10 days after receiving it. If you mail your cancellation request, the request must be postmarked by the appropriate day; if you deliver your cancellation request by hand, it must be received by us by the appropriate day. You will receive whatever your contract is worth on the day that we receive your cancellation request, and we will not deduct a withdrawal charge. The amount you receive may be more or less than your Purchase Payment, depending upon the performance of the Investment Portfolios. You bear the risk of any decline in Account Value. We do not refund any charges or deductions assessed during the free look period.


TAX PENALTY. The earnings in your contract are not taxed until you take money out of your contract. If you take money out of a Non-Qualified Contract during the Accumulation Phase, for tax purposes any earnings are deemed to come out first. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal tax penalty on those earnings. Payments during the Income Phase are considered partly a return of your original investment until your investment is returned.


NON-NATURAL PERSONS AS OWNERS. If the Owner of a non-qualified annuity contract is not a natural person (e.g., a corporation, partnership or certain trusts), gains under the contract are generally not eligible for tax deferral. The Owner of this contract can be a natural person, a trust established for the exclusive benefit of a natural person, a charitable remainder trust or other trust arrangement (if approved by us). The Owner of this contract can also be a Beneficiary of a deceased person's contract that is an Individual Retirement Account or non-qualified deferred annuity. A contract generally may have two Owners (both of whom must be individuals). The contract is not available to corporations or other business organizations, except to the extent an employer is the purchaser of a SEP or SIMPLE IRA contract. Subject to state approval, certain retirement plans qualified under the Internal Revenue Code may purchase the contract. If a non-natural person is the Owner of a Non-Qualified Contract, the distribution on death rules under the Internal Revenue Code may require payment to begin earlier than expected and may impact the usefulness of the living and/or death benefits.


NON-NATURAL PERSONS AS BENEFICIARIES. Naming a non-natural person, such as a trust or estate, as a Beneficiary under the contract will generally eliminate the Beneficiary's ability to stretch the contract or a spousal Beneficiary's ability to continue the contract and the living and/or death benefits.


INQUIRIES. If you need more information, please contact our Annuity Service Center at:


                    MetLife Investors Distribution Company

                                P.O. Box 10366
                          Des Moines, Iowa 50306-0366
                                 (800) 343-8496


ELECTRONIC DELIVERY. As an Owner you may elect to receive electronic delivery of current prospectuses related to this contract, prospectuses and annual and semi-annual reports for the Investment Portfolios and other contract related documents.


Contact us at WWW.METLIFEINVESTORS.COM for more information and to enroll.

FEE TABLES AND EXAMPLES

THE FOLLOWING TABLES DESCRIBE THE FEES AND EXPENSES THAT YOU WILL PAY WHEN BUYING, OWNING, AND SURRENDERING THE CONTRACT. THE FIRST TABLE DESCRIBES THE FEES AND EXPENSES THAT YOU WILL PAY AT THE TIME THAT YOU BUY THE CONTRACT, SURRENDER THE CONTRACT, OR TRANSFER ACCOUNT VALUE BETWEEN INVESTMENT OPTIONS. STATE PREMIUM TAXES MAY ALSO BE DEDUCTED. NEW YORK DOES NOT CURRENTLY ASSESS PREMIUM TAXES ON PURCHASE PAYMENTS.



--------------------------------------------------------------------------------

OWNER TRANSACTION EXPENSES TABLE



WITHDRAWAL CHARGE (Note 1)              7%
(as a percentage of Purchase Payments)
TRANSFER FEE (Note 2)                   $25
                                        $0 (First 12 per year)

--------------------------------------------------------------------------------



















Note 1. If an amount withdrawn is determined to include the withdrawal of prior Purchase Payments, a withdrawal charge may be assessed. Withdrawal charges are calculated in accordance with the following. (See "Expenses - Withdrawal Charge.")



      Number of Complete Years from     Withdrawal Charge
      Receipt of Purchase Payment       (% of Purchase Payment)
      -------------------------------   ------------------------
                    0                              7

                    1                              6
                    2                              6
                    3                              5
             4 and thereafter                      0

Note 2. There is no charge for the first 12 transfers in a Contract Year; thereafter the fee is $25 per transfer. First MetLife Investors is currently waiving the transfer fee, but reserves the right to charge the fee in the future.

THE NEXT TABLES DESCRIBE THE FEES AND EXPENSES THAT YOU WILL PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT, NOT INCLUDING INVESTMENT PORTFOLIO FEES AND EXPENSES.

--------------------------------------------------------------------------------


ACCOUNT FEE (Note 1)  $30


SEPARATE ACCOUNT ANNUAL EXPENSES (Note 2)

(referred to as Separate Account Product Charges)

 (as a percentage of average Account Value in the Separate Account)



Mortality and Expense Charge                 1.35%
Administration Charge                        0.25%
                                             ----
Total Separate Account Annual Expenses       1.60%
Death Benefit Rider Charges (Optional)
(as a percentage of average Account
Value in the Separate
Account)
Optional Death Benefit - Annual Step-Up      0.20%
  Death Benefit
Total Separate Account Annual Expenses
Including Charge for Optional Death          1.80%
  Benefit

--------------------------------------------------------------------------------

Note 1. An account fee of $30 is charged on the last day of each Contract Year if the Account Value is less than $50,000. Different policies apply during the Income Phase of the contract. (See "Expenses.")


Note 2. Certain charges and expenses may not apply during the Income Phase of the contract. (See "Expenses.")

ADDITIONAL OPTIONAL RIDER CHARGES (Note 1)




GUARANTEED WITHDRAWAL BENEFIT (GWB) RIDER CHARGES
(as a percentage of the Total
  Guaranteed Withdrawal Amount (Note 2))
  GWB v1 -  maximum charge               1.80%
  GWB v1 -  current charge               0.90%


--------------------------------------------------------------------------------

Note 1. Certain charges and expenses may not apply during the Income Phase of the contract. (See "Expenses.")




Note 2. The Total Guaranteed Withdrawal Amount is initially set at an amount equal to your initial Purchase Payment. The Total Guaranteed Withdrawal Amount may be adjusted for subsequent Purchase Payments and withdrawals. See "Living Benefit - Guaranteed Withdrawal Benefit" for a definition of the term Total Guaranteed Withdrawal Amount. The GWB rider charge may increase upon an Automatic Annual Step-Up, but it will not exceed the maximum charge listed in this table. (See "Expenses.")

--------------------------------------------------------------------------------

THE NEXT TABLE SHOWS THE MINIMUM AND MAXIMUM TOTAL OPERATING EXPENSES CHARGED BY THE INVESTMENT PORTFOLIOS THAT YOU MAY PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT. CERTAIN INVESTMENT PORTFOLIOS MAY IMPOSE A REDEMPTION FEE IN THE FUTURE. MORE DETAIL CONCERNING EACH INVESTMENT PORTFOLIO'S FEES AND EXPENSES IS CONTAINED IN THE PROSPECTUSES FOR THE INVESTMENT PORTFOLIOS AND IN THE FOLLOWING TABLES.




                                         Minimum     Maximum
                                         ----        ----

Total Annual Portfolio Expenses          0.53%       9.71%
(expenses that are deducted from
  Investment Portfolio assets, including
  management fees, 12b-1/service fees,
  and other expenses)


--------------------------------------------------------------------------------

FOR INFORMATION CONCERNING COMPENSATION PAID FOR THE SALE OF THE CONTRACTS, SEE "OTHER INFORMATION - DISTRIBUTOR."

INVESTMENT PORTFOLIO EXPENSES


(as a percentage of the average daily net assets of an Investment Portfolio)


The following table is a summary. For more complete information on Investment Portfolio fees and expenses, please refer to the prospectus for each Investment Portfolio.






                                                                                                                          NET
                                                                                  ACQUIRED     TOTAL     CONTRACTUAL     TOTAL
                                                                                    FUND       ANNUAL      EXPENSE      ANNUAL
                                          MANAGEMENT   12B-1/SERVICE     OTHER    FEES AND   PORTFOLIO     SUBSIDY     PORTFOLIO
                                             FEES           FEES       EXPENSES   EXPENSES    EXPENSES   OR DEFERRAL   EXPENSES
                                         ------------ --------------- ---------- ---------- ----------- ------------- ----------
MET INVESTORS SERIES TRUST
 AllianceBernstein Global Dynamic          0.62%        0.25%          0.04%      0.01%      0.92%       0.01%         0.91%
  Allocation
 Portfolio
 American Funds (Reg. TM) Growth           0.00%        0.55%          0.02%      0.35%      0.92%          -          0.92%
  Portfolio
 AQR Global Risk Balanced Portfolio        0.61%        0.25%          0.12%      0.06%      1.04%       0.01%         1.03%
 BlackRock Global Tactical Strategies      0.66%        0.25%          0.02%      0.21%      1.14%       0.02%         1.12%
  Portfolio
 BlackRock High Yield Portfolio            0.60%        0.25%          0.05%      0.01%      0.91%          -          0.91%
 Clarion Global Real Estate Portfolio      0.60%        0.25%          0.06%      0.00%      0.91%          -          0.91%
 ClearBridge Aggressive Growth Portfolio   0.61%        0.25%          0.03%      0.00%      0.89%          -          0.89%
 Goldman Sachs Mid Cap Value Portfolio     0.71%        0.25%          0.04%      0.00%      1.00%          -          1.00%
 Harris Oakmark International Portfolio    0.77%        0.25%          0.06%      0.00%      1.08%       0.02%         1.06%
 Invesco Balanced-Risk Allocation          0.66%        0.25%          0.12%      0.06%      1.09%          -          1.09%
  Portfolio
 Invesco Comstock Portfolio                0.57%        0.25%          0.03%      0.00%      0.85%       0.02%         0.83%
 Invesco Small Cap Growth Portfolio        0.85%        0.25%          0.02%      0.00%      1.12%       0.01%         1.11%
 Janus Forty Portfolio                     0.63%        0.25%          0.03%      0.00%      0.91%       0.01%         0.90%
 JPMorgan Core Bond Portfolio              0.55%        0.25%          0.09%      0.00%      0.89%       0.13%         0.76%
 JPMorgan Global Active Allocation         0.79%        0.25%          0.28%      0.00%      1.32%       0.07%         1.25%
  Portfolio
 Loomis Sayles Global Markets Portfolio    0.70%        0.25%          0.09%      0.00%      1.04%          -          1.04%
 Lord Abbett Bond Debenture Portfolio      0.51%        0.25%          0.03%      0.00%      0.79%          -          0.79%
 Lord Abbett Mid Cap Value Portfolio       0.65%        0.25%          0.04%      0.06%      1.00%       0.00%         1.00%
 Met/Eaton Vance Floating Rate Portfolio   0.60%        0.25%          0.08%      0.00%      0.93%          -          0.93%
 Met/Franklin Low Duration Total Return    0.50%        0.25%          0.07%      0.00%      0.82%       0.02%         0.80%
 Portfolio
 MetLife Balanced Plus Portfolio           0.25%        0.25%          0.01%      0.43%      0.94%       0.01%         0.93%
 MetLife Multi-Index Targeted Risk         0.18%        0.25%          9.02%      0.26%      9.71%       8.85%         0.86%
  Portfolio
 MFS (Reg. TM) Emerging Markets Equity     0.91%        0.25%          0.16%      0.00%      1.32%       0.02%         1.30%
  Portfolio
 MFS (Reg. TM) Research International      0.68%        0.25%          0.07%      0.00%      1.00%       0.05%         0.95%
  Portfolio
 PIMCO Inflation Protected Bond            0.47%        0.25%          0.11%      0.00%      0.83%          -          0.83%
  Portfolio
 PIMCO Total Return Portfolio              0.48%        0.25%          0.03%      0.00%      0.76%          -          0.76%
 Pioneer Fund Portfolio                    0.64%        0.25%          0.04%      0.00%      0.93%       0.03%         0.90%
 Pioneer Strategic Income Portfolio        0.57%        0.15%          0.06%      0.00%      0.78%          -          0.78%
 Pyramis (Reg. TM) Government Income       0.42%        0.25%          0.03%      0.00%      0.70%          -          0.70%
  Portfolio
 Pyramis (Reg. TM) Managed Risk            0.45%        0.25%          0.27%      0.48%      1.45%       0.17%         1.28%
  Portfolio
 Schroders Global Multi-Asset Portfolio    0.67%        0.25%          0.32%      0.14%      1.38%       0.14%         1.24%
 T. Rowe Price Large Cap Value Portfolio   0.57%        0.25%          0.02%      0.00%      0.84%          -          0.84%
 T. Rowe Price Mid Cap Growth Portfolio    0.75%        0.25%          0.03%      0.00%      1.03%          -          1.03%
 Third Avenue Small Cap Value Portfolio    0.74%        0.25%          0.03%      0.00%      1.02%       0.01%         1.01%

                                                                                                                          NET
                                                                                  ACQUIRED     TOTAL     CONTRACTUAL     TOTAL
                                                                                    FUND       ANNUAL      EXPENSE      ANNUAL
                                          MANAGEMENT   12B-1/SERVICE     OTHER    FEES AND   PORTFOLIO     SUBSIDY     PORTFOLIO
                                             FEES           FEES       EXPENSES   EXPENSES    EXPENSES   OR DEFERRAL   EXPENSES
                                         ------------ --------------- ---------- ---------- ----------- ------------- ----------
 METROPOLITAN SERIES FUND
 Baillie Gifford International Stock       0.81%        0.25%          0.10%      0.00%      1.16%       0.10%         1.06%
  Portfolio
 Barclays Aggregate Bond Index Portfolio   0.25%        0.30%          0.04%      0.00%      0.59%       0.01%         0.58%
 BlackRock Money Market Portfolio          0.33%        0.25%          0.02%      0.00%      0.60%       0.01%         0.59%
 Davis Venture Value Portfolio             0.70%        0.15%          0.03%      0.00%      0.88%       0.05%         0.83%
 Frontier Mid Cap Growth Portfolio         0.73%        0.25%          0.05%      0.00%      1.03%       0.02%         1.01%
 Jennison Growth Portfolio                 0.61%        0.25%          0.03%      0.00%      0.89%       0.07%         0.82%
 Met/Artisan Mid Cap Value Portfolio       0.81%        0.25%          0.04%      0.00%      1.10%          -          1.10%
 Met/Dimensional International Small       0.81%        0.25%          0.17%      0.00%      1.23%       0.01%         1.22%
 Company Portfolio
 MetLife Mid Cap Stock Index Portfolio     0.25%        0.30%          0.07%      0.02%      0.64%       0.00%         0.64%
 MetLife Stock Index Portfolio             0.25%        0.25%          0.03%      0.00%      0.53%       0.01%         0.52%
 MFS (Reg. TM) Value Portfolio             0.70%        0.25%          0.03%      0.00%      0.98%       0.13%         0.85%
 MSCI EAFE (Reg. TM) Index Portfolio       0.30%        0.30%          0.11%      0.01%      0.72%       0.00%         0.72%
 Neuberger Berman Genesis Portfolio        0.82%        0.25%          0.04%      0.00%      1.11%       0.01%         1.10%
 Russell 2000 (Reg. TM) Index Portfolio    0.25%        0.30%          0.08%      0.09%      0.72%       0.00%         0.72%
 T. Rowe Price Large Cap Growth            0.60%        0.25%          0.04%      0.00%      0.89%       0.01%         0.88%
  Portfolio
 Western Asset Management U.S.             0.47%        0.25%          0.03%      0.00%      0.75%       0.02%         0.73%
  Government
 Portfolio
MET INVESTORS SERIES TRUST -
 ASSET ALLOCATION PORTFOLIOS
 American Funds (Reg. TM) Moderate         0.06%        0.55%          0.01%      0.37%      0.99%          -          0.99%
  Allocation
 Portfolio
 American Funds (Reg. TM) Balanced         0.06%        0.55%          0.01%      0.38%      1.00%          -          1.00%
  Allocation
 Portfolio
 American Funds (Reg. TM) Growth           0.07%        0.55%          0.01%      0.38%      1.01%          -          1.01%
  Allocation
 Portfolio
 MetLife Defensive Strategy Portfolio      0.06%        0.25%          0.01%      0.58%      0.90%          -          0.90%
 MetLife Moderate Strategy Portfolio       0.06%        0.25%          0.00%      0.60%      0.91%          -          0.91%
 MetLife Balanced Strategy Portfolio       0.05%        0.25%          0.01%      0.65%      0.96%          -          0.96%
 MetLife Growth Strategy Portfolio         0.06%        0.25%          0.00%      0.69%      1.00%          -          1.00%
 MetLife Aggressive Strategy Portfolio     0.09%        0.25%          0.01%      0.72%      1.07%          -          1.07%
 SSgA Growth and Income ETF Portfolio      0.31%        0.25%          0.01%      0.24%      0.81%          -          0.81%
 SSgA Growth ETF Portfolio                 0.32%        0.25%          0.03%      0.25%      0.85%          -          0.85%





The information shown in the table above was provided by the Investment Portfolios and we have not independently verified that information. Net Total Annual Portfolio Expenses shown in the table reflect any current fee waiver or expense reimbursement arrangement that will remain in effect for a period of at least one year from the date of the Investment Portfolio's 2013 prospectus. "0.00%" in the Contractual Expense Subsidy or Deferral column indicates that there is such an arrangement in effect for a Investment Portfolio, but that the expenses of the Investment Portfolio are below the level that would trigger the waiver or reimbursement. Fee waiver and expense reimbursement arrangements with a duration of less than one year, or arrangements that may be terminated without the consent of the Investment Portfolio's board of directors or trustees, are not shown.


Certain Investment Portfolios that have "Acquired Fund Fees and Expenses" are "funds of funds." A fund of funds invests substantially all of its assets in other underlying funds. Because the Investment Portfolio invests in other funds, it will bear its pro rata portion of the operating expenses of those underlying funds, including the management fee.

EXAMPLES

THESE EXAMPLES ARE INTENDED TO HELP YOU COMPARE THE COST OF INVESTING IN THE CONTRACT WITH THE COST OF INVESTING IN OTHER VARIABLE ANNUITY CONTRACTS. THESE COSTS INCLUDE CONTRACT OWNER TRANSACTION EXPENSES, CONTRACT FEES, SEPARATE ACCOUNT ANNUAL EXPENSES, AND INVESTMENT PORTFOLIO FEES AND EXPENSES.


THE EXAMPLES ASSUME THAT YOU INVEST $10,000 IN THE CONTRACT FOR THE TIME PERIODS INDICATED. THE EXAMPLES ALSO ASSUME THAT YOUR INVESTMENT HAS A 5% RETURN EACH YEAR AND ASSUME: (A) MAXIMUM AND (B) MINIMUM FEES AND EXPENSES OF ANY OF THE INVESTMENT PORTFOLIOS (BEFORE SUBSIDY AND/OR DEFERRAL). ALTHOUGH YOUR ACTUAL COSTS MAY BE HIGHER OR LOWER, BASED ON THESE ASSUMPTIONS, YOUR COSTS WOULD BE:


CHART 1. Chart 1 assumes you select the optional GWB v1 rider (assuming the maximum 1.80% charge applies in all Contract Years) and the Annual Step-Up Death Benefit rider, which is the most expensive way to purchase the contract.


(1) IF YOU SURRENDER YOUR CONTRACT AT THE END OF THE APPLICABLE TIME PERIOD:



                               Time Periods
                    1 year         3 years        5 years       10 years
                 ------------   ------------   ------------   ------------
    maximum       (a)$2,058      (a)$4,323      (a)$5,862      (a)$9,817
    minimum       (b)$1,147      (b)$1,886      (b)$2,255      (b)$4,566


(2) IF YOU DO NOT SURRENDER YOUR CONTRACT OR IF YOU ANNUITIZE AT THE END OF THE
                                       APPLICABLE TIME PERIOD:



                               Time Periods
                    1 year         3 years        5 years       10 years
                 ------------   ------------   ------------   ------------
    maximum       (a)$1,358      (a)$3,783      (a)$5,862      (a)$9,817
    minimum         (b)$447      (b)$1,346      (b)$2,255      (b)$4,566


CHART 2. Chart 2 assumes you do not select the optional death benefit rider or the Guaranteed Withdrawal Benefit rider, which is the least expensive way to purchase the contract.


(1) IF YOU SURRENDER YOUR CONTRACT AT THE END OF THE APPLICABLE TIME PERIOD:



                               Time Periods
                    1 year         3 years        5 years       10 years
                 ------------   ------------   ------------   ------------
    maximum       (a)$1,858      (a)$3,794      (a)$5,089      (a)$8,729
    minimum         (b)$942      (b)$1,284      (b)$1,268      (b)$2,689


(2) IF YOU DO NOT SURRENDER YOUR CONTRACT OR IF YOU ANNUITIZE AT THE END OF THE
                                       APPLICABLE TIME PERIOD:



                               Time Periods
                    1 year         3 years        5 years       10 years
                 ------------   ------------   ------------   ------------
    maximum       (a)$1,158      (a)$3,254      (a)$5,089      (a)$8,729
    minimum         (b)$242        (b)$744      (b)$1,268      (b)$2,689





The Examples should not be considered a representation of past or future expenses or annual rates of return of any Investment Portfolio. Actual expenses and annual rates of return may be more or less than those assumed for the purpose of the Examples. Condensed financial information (Accumulation Unit value information) is not available because the contract was not offered for sale prior to April 29, 2013, and therefore there are no Accumulation Units outstanding as of the date of this prospectus.

1. THE ANNUITY CONTRACT

This prospectus describes the Variable Annuity Contract offered by us.


The variable annuity contract is a contract between you as the Owner, and us, the insurance company, where we promise to pay an income to you, in the form of Annuity Payments, beginning on a designated date that you select. Until you decide to begin receiving Annuity Payments, your annuity is in the ACCUMULATION PHASE. Once you begin receiving Annuity Payments, your contract switches to the INCOME PHASE.


The contract benefits from tax deferral. Tax deferral means that you are not taxed on earnings or appreciation on the assets in your contract until you take money out of your contract. For any tax qualified account (e.g., an IRA), the tax deferred accrual feature is provided by the tax qualified retirement plan. Therefore, there should be reasons other than tax deferral for acquiring the contract within a qualified plan. (See "Federal Income Tax Status.")


The contract is called a variable annuity because you can choose among the Investment Portfolios and, depending upon market conditions, you can make or lose money in any of these portfolios. The amount of money you are able to accumulate in your contract during the Accumulation Phase depends upon the investment performance of the Investment Portfolio(s) you select. The amount of the Annuity Payments you receive during the Income Phase from the variable annuity portion of the contract also depends, in part, upon the investment performance of the Investment Portfolio(s) you select for the Income Phase. We do not guarantee the investment performance of the variable annuity portion. You bear the full investment risk for all amounts allocated to the variable annuity portion. However, there are certain optional features that provide guarantees that can reduce your investment risk (see "Living Benefit").


If you select a fixed Annuity Payment option during the Income Phase, payments are made from our general account assets. Our general account consists of all assets owned by us other than those in the Separate Account and our other separate accounts. We have sole discretion over the investment of assets in the general account.


The amount of the Annuity Payments you receive during the Income Phase from a fixed Annuity Payment option of the contract will remain level for the entire Income Phase. (Please see "Annuity Payments (The Income Phase)" for more information.)


As Owner of the contract, you exercise all interests and rights under the contract. You can change the Owner at any time, subject to our underwriting rules (a change of ownership may terminate certain optional riders). The contract may be owned generally by Joint Owners (limited to two natural persons). We provide more information on this under "Other Information - Ownership."


Under the Internal Revenue Code (the "Code"), spousal continuation and certain distribution options are available only to a person who is defined as a "spouse" under the Federal Defense of Marriage Act or other applicable federal law. All contract provisions will be interpreted and administered in accordance with the requirements of the Code. Therefore, under current federal law, a purchaser who has or is contemplating a civil union or same-sex marriage should note that the favorable tax treatment afforded under federal law would not be available to such same-sex partner or same-sex spouse. Same-sex partners or spouses who own or are considering the purchase of annuity products that provide benefits based upon status as a spouse should consult a tax adviser.


MARKET TIMING


We have policies and procedures that attempt to detect transfer activity that may adversely affect other Owners or Investment Portfolio shareholders in situations where there is potential for pricing inefficiencies or that involve certain other types of disruptive trading activity (I.E., market timing). We employ various means to try to detect such transfer activity, such as periodically examining the frequency and size of transfers into and out of particular Investment Portfolios made by Owners within given periods of time and/or investigating transfer activity identified by the Investment Portfolios on a case-by-case basis. We may revise these policies and procedures in our sole discretion at any time without prior notice.


Our market timing policies and procedures are discussed in more detail in "Investment Options - Transfers - Market Timing."




2. PURCHASE

The contract may not be available for purchase through your broker dealer ("selling firm") during certain periods. There are a number of reasons why the contract periodically may not be available, including that the insurance company wants to limit the volume of sales of the contract. You may wish to speak to your registered representative about how this may affect your purchase. For example, you may be required to submit your purchase application in Good Order prior to or on a stipulated date in order to purchase a contract, and a delay in such process could result in your not being able to purchase a contract. In addition, certain optional riders described in this prospectus may not be available through your selling firm, which you may also wish to discuss with your registered representative. Your selling firm may offer the contract with a lower maximum issue age for the contract and certain riders than other selling firms.



We reserve the right to reject any application.



PURCHASE PAYMENTS



A PURCHASE PAYMENT is the money you give us to invest in the contract. The initial Purchase Payment is due on the date the contract is issued. You may also be permitted to make subsequent Purchase Payments. Initial and subsequent Purchase Payments are subject to certain requirements. These requirements are explained below. We may restrict your ability to make subsequent Purchase Payments. The manner in which subsequent Purchase Payments may be restricted is discussed below.


GENERAL REQUIREMENTS FOR PURCHASE PAYMENTS. The following requirements apply to initial and subsequent Purchase Payments:



o  The minimum initial Purchase Payment we will accept is $10,000.



o If you are purchasing the contract as part of an IRA (Individual Retirement Annuity) or other qualified plan, the minimum initial Purchase Payment we will accept is $2,000.


o If you want to make an initial Purchase Payment of $1 million or more, or a subsequent Purchase Payment that would cause your total Purchase Payments to exceed $1 million, you will need our prior approval.


o The minimum subsequent Purchase Payment is $500 unless you have elected an electronic funds transfer program approved by us, in which case the minimum subsequent Purchase Payment is $100 per month.



o  We will accept a different amount if required by federal tax law.


o We reserve the right to refuse Purchase Payments made via a personal check in excess of $100,000. Purchase Payments over $100,000 may be accepted in other forms, including, but not limited to, EFT/wire transfers, certified checks, corporate checks, and checks written on financial institutions. The form in which we receive a Purchase Payment may determine how soon subsequent disbursement requests may be fulfilled. (See "Access to Your Money.")


o We will not accept Purchase Payments made with cash, money orders, or travelers checks.



RESTRICTIONS ON SUBSEQUENT PURCHASE PAYMENTS. We may restrict your ability to make subsequent Purchase Payments. We will notify you in advance if we impose restrictions on subsequent Purchase Payments. You and your financial representative should carefully consider whether our ability to restrict subsequent Purchase Payments is consistent with your investment objectives.


o We reserve the right to reject any Purchase Payment and to limit future Purchase Payments. This means that we may restrict your ability to make subsequent Purchase Payments for any reason, subject to applicable requirements in your state. We may make certain exceptions to restrictions on subsequent Purchase Payments in accordance with our established administrative procedures.


o The GWB v1 rider has current restrictions on subsequent Purchase Payments that are described in more detail below. For more information, see "Investment Allocation Restrictions for Certain Riders - Investment Allocation and Other Purchase Payment Restrictions for the GWB v1 Rider."



TERMINATION FOR LOW ACCOUNT VALUE


We may terminate your contract by paying you the Account Value in one sum if, prior to the Annuity Date, you do not make Purchase Payments for three consecutive Contract Years, the total amount of Purchase Payments made, less any partial withdrawals, is less than $2,000 or any lower amount required by federal tax laws, and the Account Value on or after the end of such three year period is less than $2,000. (A CONTRACT YEAR is defined as a one-year period starting on the date the contract is issued and on each contract anniversary thereafter.) Accordingly, no contract will be terminated due solely to negative investment performance. Federal tax law may impose additional restrictions on our right to cancel your Traditional IRA, Roth IRA, SEP, SIMPLE IRA or other Qualified Contract. We will not terminate any contract that includes a Guaranteed Withdrawal Benefit rider or a guaranteed death benefit if at the time the termination would otherwise occur, the Remaining Guaranteed Withdrawal Amount of the Guaranteed Withdrawal Benefit rider or the guaranteed amount under any death benefit is greater than the Account Value. For all other contracts, we reserve the right to exercise this termination provision, subject to obtaining any required regulatory approvals.


ALLOCATION OF PURCHASE PAYMENTS


When you purchase a contract, we will allocate your Purchase Payment to the Investment Portfolios you have selected. You may not choose more than 18 Investment Portfolios at the time your initial Purchase Payment is allocated. Each allocation must be at least $500 and must be in whole numbers.


Once we receive your Purchase Payment and the necessary information (or a designee receives a payment and the necessary information in accordance with the designee's administrative procedures), we will issue your contract and allocate your first Purchase Payment within 2 Business Days. A BUSINESS DAY is each day that the New York Stock Exchange is open for business. A Business Day closes at the close of normal trading on the New York Stock Exchange, usually 4:00 p.m. Eastern Time. If you do not give us all of the information we need, we will contact you to get it before we make any allocation. If for some reason we are unable to complete this process within 5 Business Days, we will either send back your money or get your permission to keep it until we get all of the necessary information. (See "Other Information - Requests and Elections.")


We may restrict the investment options available to you if you select certain optional riders. These restrictions are intended to reduce the risk of investment losses that could require us to use our own assets to pay amounts due under the selected optional rider.


In the future, we may change the investment options that are available to you if you select certain optional riders. If you elect an optional rider and we later remove an investment option from the group of investment options available under that rider, you will not be required to reallocate Purchase Payments or Account Value that you had previously allocated to that investment option. However, you may not be able to allocate new Purchase Payments or transfer Account Value to that investment option.


If you choose the GWB v1 rider, we will require you to allocate your Purchase Payments and Account Value as described below under "Investment Allocation Restrictions for the GWB Rider" until the rider terminates.


If you make additional Purchase Payments, we will allocate them in the same way as your first Purchase Payment unless you tell us otherwise. However, if you make an additional Purchase Payment while an EDCA or Dollar Cost Averaging (DCA) program is in effect, we will not allocate the additional Purchase Payment to the EDCA or DCA program, unless you tell us to do so. Instead, unless you give us other instructions, we will allocate the additional Purchase Payment directly to the same destination Investment Portfolios you selected under the EDCA or DCA program. (See "Investment Options - Dollar Cost Averaging Programs.") You may change your allocation instructions at any time by notifying us in writing, by calling us or by Internet. You may not choose more than 18 Investment Portfolios at the time you submit a subsequent Purchase Payment. If you wish to allocate the payment to more than 18 Investment Portfolios, we must have your request to allocate future Purchase Payments to more than 18 Investment Portfolios on record before we can apply your subsequent Purchase Payment to your chosen allocation. If there are Joint Owners, unless we are instructed to the contrary, we will accept allocation instructions from either Joint Owner.


INVESTMENT ALLOCATION RESTRICTIONS FOR CERTAIN RIDERS



INVESTMENT ALLOCATION AND OTHER PURCHASE PAYMENT RESTRICTIONS FOR THE GWB V1
RIDER



If you elect the GWB v1 rider, you may allocate your Purchase Payments and Account Value among the following Investment Portfolios:


(a) AllianceBernstein Global Dynamic Allocation Portfolio


(b) AQR Global Risk Balanced Portfolio


(c) BlackRock Global Tactical Strategies Portfolio


(d) Invesco Balanced-Risk Allocation Portfolio


(e) JPMorgan Global Active Allocation Portfolio


(f) MetLife Balanced Plus Portfolio


(g) MetLife Multi-Index Targeted Risk Portfolio



(h) Pyramis (Reg. TM) Managed Risk Portfolio


(i) Schroders Global Multi-Asset Portfolio


In addition, you may allocate Purchase Payments and Account Value to the Barclays Aggregate Bond Index Portfolio and the Pyramis (Reg. TM) Government Income Portfolio. No other Investment Portfolios are available with the GWB v1 rider.

The Investment Portfolios listed above (other than the Barclays Aggregate Bond Index Portfolio and the Pyramis (Reg. TM) Government Income Portfolio) have investment strategies intended in part to reduce the risk of investment losses that could require us to use our own assets to make payments in connection with the guarantees under the GWB v1 rider. For example, certain of the Investment Portfolios are managed in a way that is intended to minimize volatility of returns and hedge against the effects of interest rate changes. Other investment options that are available if the GWB v1 rider is not selected may offer the potential for higher returns. Before you select the GWB v1 rider, you and your financial representative should carefully consider whether the investment options available with the GWB v1 rider meet your investment objectives and risk tolerance.


You may also allocate Purchase Payments to the Enhanced Dollar Cost Averaging
(EDCA) program, provided that your destination portfolios are one or more of the Investment Portfolios listed above. If you elect the GWB v1 rider, you may not participate in the Dollar Cost Averaging (DCA) program.


RESTRICTIONS ON INVESTMENT ALLOCATIONS AFTER RIDER TERMINATES. If you elected the GWB v1 rider and it terminates, the investment allocation restrictions described above will no longer apply and you will be permitted to allocate subsequent Purchase Payments or transfer Account Value to any of the available Investment Portfolios. (For information on the termination of the GWB v1 rider, see the description of the rider in the "Living Benefit" section.)


RESTRICTION ON SUBSEQUENT PURCHASE PAYMENTS. While the GWB v1 rider is in effect, you are limited to making Purchase Payments within the GWB Purchase Payment Period (see "Living Benefit - GWB Rate Table"). However, we will permit you to make a subsequent Purchase Payment after the GWB Purchase Payment Period when either of the following conditions apply to your contract: (a) your Account Value is below the minimum described in "Purchase - Termination for Low Account Value"; or (b) the GWB v1 rider charge is greater than your Account Value. If the GWB v1 rider is cancelled (see "Living Benefit - Operation of the Guaranteed Withdrawal Benefit - Cancellation and Guaranteed Principal Adjustment") or terminated (see "Living Benefit - Operation of the Guaranteed Withdrawal Benefit - Termination of the GWB Rider"), the restriction on subsequent Purchase Payments no longer applies.



FREE LOOK


If you change your mind about owning this contract, you can cancel it within 10 days after receiving it. We ask that you submit your request to cancel in writing, signed by you, to our Annuity Service Center. When you cancel the contract within this "free look" period, we will not assess a withdrawal charge. You will receive back whatever your contract is worth on the day we receive your request. This may be more or less than your Purchase Payment depending upon the performance of the Investment Portfolios you allocated your Purchase Payment to during the free look period. This means that you bear the risk of any decline in the value of your contract during the free look period. We do not refund any charges or deductions assessed during the free look period.


ACCUMULATION UNITS


The portion of your Account Value allocated to the Separate Account will go up or down depending upon the investment performance of the Investment Portfolio(s) you choose. In order to keep track of this portion of your Account Value, we use a unit of measure we call an ACCUMULATION UNIT. (An Accumulation Unit works like a share of a mutual fund.)


Every Business Day as of the close of the New York Stock Exchange (generally 4:00 p.m. Eastern Time), we determine the value of an Accumulation Unit for each of the Investment Portfolios by multiplying the Accumulation Unit value for the immediately preceding Business Day by a factor for the current Business Day. The factor is determined by:


1) dividing the net asset value per share of the Investment Portfolio at the end of the current Business Day, plus any dividend or capital gains per share declared on behalf of the Investment Portfolio as of that day, by the net asset value per share of the Investment Portfolio for the previous Business Day, and


2) multiplying it by one minus the Separate Account product charges (including any rider charge for the Annual Step-Up Death Benefit) for each day since the last Business Day and any charges for taxes.

The value of an Accumulation Unit may go up or down from day to day.


When you make a Purchase Payment, we credit your contract with Accumulation Units. The number of Accumulation Units credited is determined by dividing the amount of the Purchase Payment allocated to an Investment Portfolio by the value of the Accumulation Unit for that Investment Portfolio.


Purchase Payments and transfer requests are credited to a contract on the basis of the Accumulation Unit value next determined after receipt of a Purchase Payment or transfer request. Purchase Payments or transfer requests received before the close of the New York Stock Exchange will be credited to your
------
contract that day, after the New York Stock Exchange closes. Purchase Payments or transfer requests received after the close of the New York Stock Exchange,
                              -----
or on a day when the New York Stock Exchange is not open, will be treated as received on the next day the New York Stock Exchange is open (the next Business
Day).


EXAMPLE:


   On Monday we receive an additional Purchase Payment of $5,000 from you before 4:00 p.m. Eastern Time. You have told us you want this to go to the Lord Abbett Mid Cap Value Portfolio. When the New York Stock Exchange closes on that Monday, we determine that the value of an Accumulation Unit for the Lord Abbett Mid Cap Value Portfolio is $13.90. We then divide $5,000 by $13.90 and credit your contract on Monday night with 359.71 Accumulation Units for the Lord Abbett Mid Cap Value Portfolio.


ACCOUNT VALUE


ACCOUNT VALUE is equal to the sum of your interests in the Investment Portfolios and the EDCA account. Your interest in each Investment Portfolio is determined by multiplying the number of Accumulation Units for that portfolio by the value of the Accumulation Unit.


REPLACEMENT OF CONTRACTS


EXCHANGE PROGRAMS. From time to time we may offer programs under which certain fixed or variable annuity contracts previously issued by us or one of our affiliates may be exchanged for the contracts offered by this prospectus. Currently, with respect to exchanges from certain of our variable annuity contracts to this contract, an existing contract is eligible for exchange if a withdrawal from, or surrender of, the contract would not trigger a withdrawal charge. The Account Value of this contract attributable to the exchanged assets will not be subject to any withdrawal charge or be eligible for the Enhanced Dollar Cost Averaging program or the Three Month Market Entry Program (see "Investment Options - Dollar Cost Averaging Programs"). Any additional Purchase Payments contributed to the new contract will be subject to all fees and charges, including the withdrawal charge described in this prospectus. You should carefully consider whether an exchange is appropriate for you by comparing the death benefits, living benefits, and other guarantees provided by the contract you currently own to the benefits and guarantees that would be provided by the new contract offered by this prospectus. Then, you should compare the fees and charges (for example, the death benefit charges, the living benefit charges, and the mortality and expense charge) of your current contract to the fees and charges of the new contract, which may be higher than your current contract. The programs we offer will be made available on terms and conditions determined by us, and any such programs will comply with applicable law. We believe the exchanges will be tax-free for federal income tax purposes; however, you should consult your tax adviser before making any such exchange.


OTHER EXCHANGES. Generally you can exchange one variable annuity contract for another in a tax-free exchange under Section 1035 of the Internal Revenue Code. Before making an exchange, you should compare both annuities carefully. If you exchange another annuity for the one described in this prospectus, unless the exchange occurs under one of our exchange programs as described above, you might have to pay a surrender charge on your old annuity, and there will be a new surrender charge period for this contract. Other charges may be higher (or lower) and the benefits may be different. Also, because we will not issue the contract until we have received the initial premium from your existing insurance company, the issuance of the contract may be delayed. Generally, it is not advisable to purchase a contract as a replacement for an existing variable annuity contract. Before you exchange another annuity for our contract, ask your registered representative whether the exchange would be advantageous, given the contract features, benefits and charges.


OWNING MULTIPLE CONTRACTS



You may be considering purchasing this contract when you already own a variable annuity contract. You should carefully consider whether purchasing an additional contract in this situation is appropriate for you by comparing the features of the contract you currently own, including the death benefits, living benefits, and other guarantees provided by the contract, to the features of this contract. You should also compare the fees and charges of your current contract to the fees and charges of this contract, which may be higher than your current contract. You may also wish to discuss purchasing a contract in these circumstances with your registered representative.





3. INVESTMENT OPTIONS


The contract offers 60 INVESTMENT PORTFOLIOS, which are listed below. Additional Investment Portfolios may be available in the future.



YOU SHOULD READ THE PROSPECTUSES FOR THESE FUNDS CAREFULLY. YOU CAN OBTAIN COPIES OF THE FUND PROSPECTUSES BY CALLING OR WRITING TO US AT: FIRST METLIFE INVESTORS INSURANCE COMPANY, ANNUITY SERVICE CENTER, P.O. BOX 10366, DES MOINES, IOWA 50306-0366, (800) 343-8496. YOU CAN ALSO OBTAIN INFORMATION ABOUT THE FUNDS (INCLUDING A COPY OF THE STATEMENT OF ADDITIONAL INFORMATION) BY ACCESSING THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT HTTP:// WWW.SEC.GOV. APPENDIX A CONTAINS A SUMMARY OF ADVISERS, SUBADVISERS, AND INVESTMENT OBJECTIVES FOR EACH INVESTMENT PORTFOLIO.


The investment objectives and policies of certain of the Investment Portfolios may be similar to the investment objectives and policies of other mutual funds that certain of the portfolios' investment advisers manage. Although the objectives and policies may be similar, the investment results of the Investment Portfolios may be higher or lower than the results of such other mutual funds. The investment advisers cannot guarantee, and make no representation, that the investment results of similar funds will be comparable even though the funds may have the same investment advisers.


Shares of the Investment Portfolios may be offered to insurance company Separate Accounts of both variable annuity and variable life insurance contracts and to qualified plans. Due to differences in tax treatment and other considerations, the interests of various Owners participating in, and the interests of qualified plans investing in the Investment Portfolios may conflict. The Investment Portfolios will monitor events in order to identify the existence of any material irreconcilable conflicts and determine what action, if any, should be taken in response to any such conflict.


CERTAIN PAYMENTS WE RECEIVE WITH REGARD TO THE INVESTMENT PORTFOLIOS. We do not receive compensation from any of the advisers or subadvisers of any of the Investment Portfolios of the Met Investors Series Trust or the Metropolitan Series Fund (or their affiliates) for administrative or other services relating to the portfolios, excluding 12b-1 fees (see below). However, we and/or certain of our affiliated insurance companies have joint ownership interests in our affiliated investment adviser, MetLife Advisers, LLC, which is formed as a "limited liability company." Our ownership interests in MetLife Advisers, LLC entitle us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from the Investment Portfolios. We will benefit accordingly from assets allocated to the Investment Portfolios to the extent they result in profits to the adviser. (See "Fee Tables and Examples - Investment Portfolio Expenses" for information on the management fees paid by the Investment Portfolios and the Statement of Additional Information for the Investment Portfolios for information on the management fees paid by the advisers to the subadvisers.) Additionally, an investment adviser or subadviser of an Investment Portfolio or its affiliates may provide us with wholesaling services that assist in the distribution of the contracts and may pay us and/or certain of our affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or subadviser (or its affiliate) with increased access to persons involved in the distribution of the contracts.


Each of the Met Investors Series Trust and the Metropolitan Series Fund has adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. Each Investment Portfolio's 12b-1 Plan is described in more detail in the Investment Portfolio's prospectus. (See "Fee Tables and Examples - Investment Portfolio Expenses" and "Other Information - Distributor.") Any payments we receive pursuant to those 12b-1 Plans are paid to us or our distributor. Payments under an Investment Portfolio's 12b-1 Plan decrease the Investment Portfolio's investment return.


We select the Investment Portfolios offered through this contract based on a number of criteria, including asset class coverage, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the Investment Portfolio's adviser or subadviser is one of our affiliates or whether the Investment Portfolio, its adviser, its subadviser(s), or an affiliate will make payments to us or our affiliates. In this regard, the profit distributions we receive from our affiliated investment advisers are a component of the total revenue that we consider in configuring the features and investment choices available in the variable insurance products that we and our affiliated insurance companies issue. Since we and our affiliated insurance companies may benefit more from the allocation of assets to portfolios advised by our affiliates than to those that are not, we may be more inclined to offer portfolios advised by our affiliates in the variable insurance products we issue. We review the Investment Portfolios periodically and may remove an Investment Portfolio or limit its availability to new Purchase Payments and/or transfers of Account Value if we determine that the Investment Portfolio no longer meets one or more of the selection criteria, and/or if the Investment Portfolio has not attracted significant allocations from contract Owners. In some cases, we have included Investment Portfolios based on recommendations made by selling firms. These selling firms may receive payments from the Investment Portfolios they recommend and may benefit accordingly from the allocation of Account Value to such Investment Portfolios.


WE DO NOT PROVIDE ANY INVESTMENT ADVICE AND DO NOT RECOMMEND OR ENDORSE ANY PARTICULAR INVESTMENT PORTFOLIO. YOU BEAR THE RISK OF ANY DECLINE IN THE ACCOUNT VALUE OF YOUR CONTRACT RESULTING FROM THE PERFORMANCE OF THE INVESTMENT PORTFOLIOS YOU HAVE CHOSEN.


We make certain payments to American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series (Reg. TM). (See "Other Information - Distributor.")



MET INVESTORS SERIES TRUST - GWB PORTFOLIOS (CLASS B)


Met Investors Series Trust is a mutual fund with multiple portfolios. MetLife Advisers, LLC (MetLife Advisers), an affiliate of First MetLife Investors, is the investment manager of Met Investors Series Trust. MetLife Advisers has engaged subadvisers to provide investment advice for the individual Investment Portfolios. (See Appendix A for the names of the subadvisers.) The following Class B portfolios are available under the contract. If you elect the GWB v1 rider, you must allocate your Purchase Payments and Account Value among these Investment Portfolios and the Investment Portfolio listed below under "Metropolitan Series Fund - GWB Portfolio." (See "Purchase - Investment Allocation Restrictions for Certain Riders.") These Investment Portfolios are also available for investment if you do not elect the GWB v1 rider.



     AllianceBernstein Global Dynamic Allocation Portfolio

     AQR Global Risk Balanced Portfolio

     BlackRock Global Tactical Strategies Portfolio

     Invesco Balanced-Risk Allocation Portfolio

     JPMorgan Global Active Allocation Portfolio

     MetLife Balanced Plus Portfolio

     MetLife Multi-Index Targeted Risk Portfolio

     Pyramis (Reg. TM) Government Income Portfolio


     Pyramis (Reg. TM) Managed Risk Portfolio


     Schroders Global Multi-Asset Portfolio




METROPOLITAN SERIES FUND - GWB PORTFOLIO (CLASS G)

Metropolitan Series Fund is a mutual fund with multiple portfolios. MetLife Advisers, LLC (MetLife Advisers), an affiliate of First MetLife Investors, is the investment adviser to the portfolios. MetLife Advisers has engaged subadvisers to provide investment advice for the individual Investment Portfolios. (See Appendix A for the names of the subadvisers.) The following Class G portfolio is available under the contract. If you elect the GWB v1 rider, you must allocate your Purchase Payments and Account Value among this Investment Portfolio and the Investment Portfolios listed above under "Met Investors Series Trust - GWB Portfolios." (See "Purchase - Investment Allocation Restrictions for Certain Riders.") This Investment Portfolio is also available for investment if you do not elect the GWB v1 rider.


     Barclays Aggregate Bond Index Portfolio



MET INVESTORS SERIES TRUST

In addition to the portfolios listed above under "Met Investors Series Trust - GWB Portfolios," the following Class B or, as noted, Class C or Class E portfolios are available under the contract:


     American Funds (Reg. TM) Growth Portfolio (Class C)


     BlackRock High Yield Portfolio

     Clarion Global Real Estate Portfolio


     ClearBridge Aggressive Growth Portfolio


     Goldman Sachs Mid Cap Value Portfolio

     Harris Oakmark International Portfolio


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     Invesco Comstock Portfolio

     Invesco Small Cap Growth Portfolio

     Janus Forty Portfolio

     JPMorgan Core Bond Portfolio


     Loomis Sayles Global Markets Portfolio

     Lord Abbett Bond Debenture Portfolio

     Lord Abbett Mid Cap Value Portfolio

     Met/Eaton Vance Floating Rate Portfolio


     Met/Franklin Low Duration Total Return Portfolio


     MFS (Reg. TM) Emerging Markets Equity Portfolio

     MFS (Reg. TM) Research International Portfolio

     PIMCO Inflation Protected Bond Portfolio

     PIMCO Total Return Portfolio

     Pioneer Fund Portfolio


     Pioneer Strategic Income Portfolio (Class E)


     T. Rowe Price Large Cap Value Portfolio

     T. Rowe Price Mid Cap Growth Portfolio


     Third Avenue Small Cap Value Portfolio



METROPOLITAN SERIES FUND

In addition to the portfolio listed above under "Metropolitan Series Fund - GWB Portfolio," the following portfolios are available under the contract:


     Baillie Gifford International Stock Portfolio (Class B)


     BlackRock Money Market Portfolio (Class B)

     Davis Venture Value Portfolio (Class E)


     Frontier Mid Cap Growth Portfolio (Class B)


     Jennison Growth Portfolio (Class B)

     Met/Artisan Mid Cap Value Portfolio (Class B)

     Met/Dimensional International Small Company Portfolio (Class B)

     MetLife Mid Cap Stock Index Portfolio (Class G)

     MetLife Stock Index Portfolio (Class B)


     MFS (Reg. TM) Value Portfolio (Class B)


     MSCI EAFE (Reg. TM) Index Portfolio (Class G)


     Neuberger Berman Genesis Portfolio (Class B)


     Russell 2000 (Reg. TM) Index Portfolio (Class G)


     T. Rowe Price Large Cap Growth Portfolio (Class B)


     Western Asset Management U.S. Government Portfolio (Class B)



MET INVESTORS SERIES TRUST - ASSET ALLOCATION PORTFOLIOS

In addition to the portfolios listed above under Met Investors Series Trust, the following Class B or, as noted, Class C portfolios are available under the contract:


     American Funds (Reg. TM) Moderate Allocation Portfolio (Class C)


     American Funds (Reg. TM) Balanced Allocation Portfolio (Class C)

     American Funds (Reg. TM) Growth Allocation Portfolio (Class C)

     MetLife Defensive Strategy Portfolio

     MetLife Moderate Strategy Portfolio

     MetLife Balanced Strategy Portfolio

     MetLife Growth Strategy Portfolio


     MetLife Aggressive Strategy Portfolio


     SSgA Growth and Income ETF Portfolio

     SSgA Growth ETF Portfolio



INVESTMENT PORTFOLIOS THAT ARE FUNDS-OF-FUNDS


The following Investment Portfolios available within Met Investors Series Trust are "funds of funds":


     American Funds (Reg. TM) Balanced Allocation Portfolio

     American Funds (Reg. TM) Growth Allocation Portfolio

     American Funds (Reg. TM) Moderate Allocation Portfolio

     BlackRock Global Tactical Strategies Portfolio


     MetLife Aggressive Strategy Portfolio


     MetLife Balanced Plus Portfolio

     MetLife Balanced Strategy Portfolio

     MetLife Defensive Strategy Portfolio

     MetLife Growth Strategy Portfolio

     MetLife Moderate Strategy Portfolio

     MetLife Multi-Index Targeted Risk Portfolio

     Pyramis (Reg. TM) Managed Risk Portfolio

     SSgA Growth and Income ETF Portfolio

     SSgA Growth ETF Portfolio


"Fund of funds" Investment Portfolios invest substantially all of their assets in other portfolios or, with respect to the SSgA Growth and Income ETF Portfolio and the SSgA Growth ETF Portfolio, other exchange-traded funds ("Underlying ETFs"). Therefore, each of these Investment Portfolios will bear its pro rata share of the fees and expenses incurred by the underlying portfolios or Underlying ETFs in which it invests in addition to its own management fees and expenses. This will reduce the investment return of each of the fund of funds Investment Portfolios. The expense levels will vary over time, depending on the mix of underlying portfolios or Underlying ETFs in which the fund of funds Investment Portfolio invests. Contract Owners may be able to realize lower aggregate expenses by investing directly in the underlying portfolios and Underlying ETFs instead of investing in the fund of funds Investment Portfolios, if such underlying portfolios or Underlying ETFs are available under the contract. However, no Underlying ETFs and only some of the underlying portfolios are available under the contract.


TRANSFERS



GENERAL. You can transfer a portion of your Account Value among the Investment Portfolios. The contract provides that you can make a maximum of 12 transfers every year and that each transfer is made without charge. We measure a year from the anniversary of the day we issued your contract. We currently allow unlimited transfers but reserve the right to limit this in the future. We may also limit transfers in circumstances of market timing or other transfers we determine are or would be to the disadvantage of other contract Owners. (See "Investment Options - Transfers - Market Timing.") We are not currently charging a transfer fee, but we reserve the right to charge such a fee in the future. If such a charge were to be imposed, it would be $25 for each transfer over 12 in a year. The transfer fee will be deducted from the Investment Portfolio from which the transfer is made. However, if the entire interest in an account is being transferred, the transfer fee will be deducted from the amount which is transferred.


You can make a transfer to or from any Investment Portfolio, subject to the limitations below. All transfers made on the same Business Day will be treated as one transfer. Transfers received before the close of trading on the New York Stock Exchange will take effect as of the end of the Business Day. The following apply to any transfer:


o Your request for transfer must clearly state which Investment Portfolio(s) are involved in the transfer.


o  Your request for transfer must clearly state how much the transfer is for.


o The minimum amount you can transfer is $500 from an Investment Portfolio, or your entire interest in the Investment Portfolio, if less (this does not apply to pre-scheduled transfer programs).


o You may not make a transfer to more than 18 Investment Portfolios at any time if the request is made by telephone to our voice response system or by Internet. A request to transfer to more than 18 Investment Portfolios may be made by calling or writing our Annuity Service Center.


o If you have elected to add the GWB rider to your contract, you may only make transfers between certain Investment Portfolios. Please refer to the "Purchase-Investment Allocation Restrictions for Certain Riders" section.


During the Accumulation Phase, to the extent permitted by applicable law, during times of drastic economic or market conditions, we may suspend the transfer privilege temporarily without notice and treat transfer requests based on their separate components (a redemption order with simultaneous request for purchase of another Investment Portfolio). In such a case, the redemption order would be processed at the source Investment Portfolio's next determined Accumulation Unit value. However, the purchase of the new Investment Portfolio would be effective at the next determined Accumulation Unit value for the new Investment Portfolio only after we receive the proceeds from the source Investment Portfolio, or we otherwise receive cash on behalf of the source Investment Portfolio.


During the Income Phase, you cannot make transfers from a fixed Annuity Payment option to the Investment Portfolios. You can, however, make transfers during the Income Phase from the Investment Portfolios to a fixed Annuity Payment option and among the Investment Portfolios.


TRANSFERS BY TELEPHONE OR OTHER MEANS. You may elect to make transfers by telephone, Internet or other means acceptable to us. To elect this option, you must first provide us with a notice or agreement in a form that we may require. If you own the contract with a Joint Owner, unless we are instructed otherwise, we will accept instructions from either you or the other Owner. (See "Other Information - Requests and Elections.")


All transfers made on the same day will be treated as one transfer. A transfer will be made as of the end of the Business Day when we receive a notice containing all the required information necessary to process the request. We will consider telephone and Internet requests received after the close of the New York Stock Exchange (generally 4:00 p.m. Eastern Time), or on a day when the New York Stock Exchange is not open, to be received on the next day the New York Stock Exchange is open (the next Business Day).


PRE-SCHEDULED TRANSFER PROGRAM. There are certain programs that involve transfers that are pre-scheduled. When a transfer is made as a result of such a program, we do not count the transfer in determining the applicability of any transfer fee and certain minimums do not apply. The



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current pre-scheduled transfers are made in conjunction with the following:
Dollar Cost Averaging, Three Month Market Entry and Automatic Rebalancing Programs.


MARKET TIMING. Frequent requests from contract Owners to transfer Account Value may dilute the value of an Investment Portfolio's shares if the frequent trading involves an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the portfolio and the reflection of that change in the portfolio's share price ("arbitrage trading"). Regardless of the existence of pricing inefficiencies, frequent transfers may also increase brokerage and administrative costs of the underlying Investment Portfolios and may disrupt portfolio management strategy, requiring a portfolio to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations ("disruptive trading"). Accordingly, arbitrage trading and disruptive trading activities (referred to collectively as "market timing") may adversely affect the long-term performance of the Investment Portfolios, which may in turn adversely affect contract Owners and other persons who may have an interest in the contracts (E.G., Annuitants and Beneficiaries).



We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield Investment Portfolios (i.e., the Baillie Gifford International Stock Portfolio, BlackRock High Yield Portfolio, Clarion Global Real Estate Portfolio, Harris Oakmark International Portfolio, Invesco Small Cap Growth Portfolio, Loomis Sayles Global Markets Portfolio, Lord Abbett Bond Debenture Portfolio, Met/Eaton Vance Floating Rate Portfolio, Met/Dimensional International Small Company Portfolio, MFS (Reg. TM) Emerging Markets Equity Portfolio, MFS (Reg. TM) Research International Portfolio, MSCI EAFE (Reg. TM) Index Portfolio, Neuberger Berman Genesis Portfolio, Pioneer Strategic Income Portfolio, Russell 2000 (Reg. TM) Index Portfolio, and Third Avenue Small Cap Value Portfolio), and we monitor transfer activity in those portfolios (the "Monitored Portfolios"). We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time. For example, we currently monitor transfer activity to determine if, for each category of international, small-cap, and high-yield portfolios, in a 12-month period there were: (1) six or more transfers involving the given category; (2) cumulative gross transfers involving the given category that exceed the current Account Value; and (3) two or more "round-trips" involving the given category. A round-trip generally is defined as a transfer in followed by a transfer out within the next seven calendar days or a transfer out followed by a transfer in within the next seven calendar days, in either case subject to certain other criteria.



We do not believe that other Investment Portfolios present a significant opportunity to engage in arbitrage trading and therefore do not monitor transfer activity in those portfolios. We may change the Monitored Portfolios at any time without notice in our sole discretion. In addition to monitoring transfer activity in certain Investment Portfolios, we rely on the underlying Investment Portfolios to bring any potential disruptive trading activity they identify to our attention for investigation on a case-by-case basis. We will also investigate any other harmful transfer activity that we identify from time to time. We may revise these policies and procedures in our sole discretion at any time without prior notice.



Our policies and procedures may result in transfer restrictions being applied to deter market timing. Currently, when we detect transfer activity in the Monitored Portfolios that exceeds our current transfer limits, or other transfer activity that we believe may be harmful to other Owners or other persons who have an interest in the contracts, we require future transfer requests to or from any Monitored Portfolios or other identified Investment Portfolios under that contract to be submitted with an original signature. A first occurrence will result in the imposition of this restriction for a six month period; a second occurrence will result in the permanent imposition of the restriction.



Transfers made under a Dollar Cost Averaging Program, a rebalancing program or, if applicable, any asset allocation program described in this prospectus are not treated as transfers when we evaluate trading patterns for market timing.


The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective, such as the decision to monitor only those Investment Portfolios that we believe are susceptible to arbitrage trading, or the determination of the transfer limits. Our ability to detect and/or restrict such transfer activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by Owners to avoid such detection. Our ability to restrict such transfer activity also may be limited by provisions of the contract. Accordingly, there is no assurance that we will prevent all transfer activity that may adversely affect Owners and other persons with interests in the contracts. We do not accommodate market timing in any Investment Portfolios and there are no arrangements in place to permit any contract Owner to engage in market timing; we apply our policies and procedures without exception, waiver, or special arrangement.


The Investment Portfolios may have adopted their own policies and procedures with respect to market timing transactions in their respective shares, and we reserve the right to enforce these policies and procedures. For example, Investment Portfolios may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the Investment Portfolios describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Although we may not have the contractual authority or the operational capacity to apply the market timing policies and procedures of the Investment Portfolios, we have entered into a written agreement, as required by SEC regulation, with each Investment Portfolio or its principal underwriter that obligates us to provide to the Investment Portfolio promptly upon request certain information about the trading activity of individual contract Owners, and to execute instructions from the Investment Portfolio to restrict or prohibit further purchases or transfers by specific contract Owners who violate the market timing policies established by the Investment Portfolio.


In addition, contract Owners and other persons with interests in the contracts should be aware that the purchase and redemption orders received by the Investment Portfolios generally are "omnibus" orders from intermediaries, such as retirement plans or separate accounts funding variable insurance contracts. The omnibus orders reflect the aggregation and netting of multiple orders from individual Owners of variable insurance contracts and/or individual retirement plan participants. The omnibus nature of these orders may limit the Investment Portfolios in their ability to apply their market timing policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the Investment Portfolios (and thus contract Owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the Investment Portfolios. If an Investment Portfolio believes that an omnibus order reflects one or more transfer requests from contract Owners engaged in disruptive trading activity, the Investment Portfolio may reject the entire omnibus order.


In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the Investment Portfolios, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on market timing and disruptive trading activities (even if an entire omnibus order is rejected due to the market timing or disruptive trading activity of a single contract Owner). You should read the Investment Portfolio prospectuses for more details.


DOLLAR COST AVERAGING PROGRAMS


We offer two dollar cost averaging programs as described below. By allocating amounts on a regular schedule as opposed to allocating the total amount at one particular time, you may be less susceptible to the impact of market fluctuations. You can elect only one dollar cost averaging program at a time. The dollar cost averaging programs are available only during the Accumulation Phase.


If you make an additional Purchase Payment while a Dollar Cost Averaging (DCA) or Enhanced Dollar Cost Averaging (EDCA) program is in effect, we will not allocate the additional payment to the DCA or EDCA program unless you tell us to do so. Instead, unless you previously provided different allocation instructions for future Purchase Payments or provide new allocation instructions with the payment, we will allocate the additional Purchase Payment directly to the same destination Investment Portfolios you selected under the DCA or EDCA program. Any Purchase Payments received after the DCA or EDCA program has ended will be allocated as described in "Purchase - Allocation of Purchase Payments."


We reserve the right to modify, terminate or suspend any of the dollar cost averaging programs. There is no additional charge for participating in any of the dollar cost averaging programs. If you participate in any of the dollar cost averaging programs, the transfers made under the program are not taken into account in determining any transfer fee. We may, from time to time, offer other dollar cost averaging programs which have terms different from those described in this prospectus. We will terminate your participation in a dollar cost averaging program when we receive notification of your death.


The two dollar cost averaging programs are:


1. STANDARD DOLLAR COST AVERAGING (DCA)


This program allows you to systematically transfer a set amount each month from a money market Investment Portfolio to any of the other available Investment Portfolio(s) you select. These transfers are made on a date you select or, if you do not select a date, on the date that a Purchase Payment or Account Value is allocated to the dollar cost averaging program. However, transfers will be made on the 1st day of the following month for Purchase Payments or Account Value allocated to the dollar cost averaging program on the 29th, 30th, or 31st day of a month.


If you allocate an additional Purchase Payment to your existing DCA program, the DCA transfer amount will not be increased; however, the number of months over which transfers are made is increased, unless otherwise elected in writing. You can terminate the program at any time, at which point transfers under the program will stop. This program is not available if you have selected the GWB rider.


2. ENHANCED DOLLAR COST AVERAGING (EDCA) PROGRAM


The Enhanced Dollar Cost Averaging (EDCA) program allows you to systematically transfer amounts from a guaranteed account option, the EDCA account in the general account, to any available Investment Portfolio(s) you select. Except as discussed below, only new Purchase Payments or portions thereof can be allocated to an EDCA account. The transfer amount will be equal to the amount allocated to the EDCA account divided by a specified number of months (currently 6 or 12 months). For example, a $12,000 allocation to a 6-month program will consist of six $2,000 transfers, and a final transfer of the interest processed separately as a seventh transfer.


When a subsequent Purchase Payment is allocated by you to your existing EDCA account, we create "buckets" within your EDCA account.


o The EDCA transfer amount will be increased by the subsequent Purchase Payment divided by the number of EDCA months (6 or 12 months as you selected) and thereby accelerates the time period over which transfers are made.


o Each allocation (bucket) resulting from a subsequent Purchase Payment will earn interest at the then current interest rate applied to new allocations to an EDCA account of the same monthly term.


o Allocations (buckets) resulting from each Purchase Payment, along with the interest credited, will be transferred on a first-in, first-out basis. Using the example above, a subsequent $6,000 allocation to a 6 month EDCA will increase the EDCA transfer amount from $2,000 to $3,000 ($2,000 plus $6,000/6). This increase will have the effect of accelerating the rate at which the 1st payment bucket is exhausted.


(See Appendix B for further examples of EDCA with multiple Purchase Payments.)


The interest rate earned in an EDCA account will be the minimum guaranteed rate, plus any additional interest which we may declare from time to time. The minimum interest rate depends on the date your contract is issued, but will not be less than 1%. The interest rate earned in an EDCA account is paid over time on declining amounts in the EDCA account. Therefore, the amount of interest payments you receive will decrease as amounts are systematically transferred from the EDCA account to any Investment Portfolio, and the effective interest rate earned will therefore be less than the declared interest rate.


The first transfer we make under the EDCA program is the date your Purchase Payment is allocated to your EDCA account. Subsequent transfers will be made each month thereafter on the same day. However, transfers will be made on the 1st day of the following month for Purchase Payments allocated on the 29th, 30th, or 31st day of a month. If the selected day is not a Business Day, the transfer will be deducted from the EDCA account on the selected day but will be applied to the Investment Portfolios on the next Business Day. EDCA interest will not be credited on the transfer amount between the selected day and the next Business Day. Transfers will continue on a monthly basis until all amounts are transferred from your EDCA account. Your EDCA account will be terminated as of the last transfer.


If you decide you no longer want to participate in the EDCA program, or if we receive notification of your death, your participation in the EDCA program will be terminated and all money remaining in your EDCA account will be transferred to the Investment Portfolio(s) in accordance with the percentages you have chosen for the EDCA program, unless you specify otherwise.



THREE MONTH MARKET ENTRY PROGRAM


Alternatively, you can participate in the Three Month Market Entry Program which operates in the same manner as the Enhanced Dollar Cost Averaging Program, except it is of 3 months duration.


AUTOMATIC REBALANCING PROGRAM


Once your money has been allocated to the Investment Portfolios, the performance of each portfolio may cause your allocation to shift. You can direct us to automatically rebalance your contract to return to your original percentage allocations by selecting our Automatic Rebalancing Program. You can tell us whether to rebalance monthly, quarterly, semi-annually or annually.


An automatic rebalancing program is intended to transfer Account Value from those portfolios that have increased in value to those that have declined or not increased as much in value. Over time, this method of investing may help you "buy low and sell high," although there can be no assurance that this objective will be achieved. Automatic rebalancing does not guarantee profits, nor does it assure that you will not have losses.


We will measure the rebalancing periods from the anniversary of the date we issued your contract. If a dollar cost averaging (either DCA or EDCA) program is in effect, rebalancing allocations will be based on your current DCA or EDCA allocations. If you are not participating in a dollar cost averaging program, we will make allocations based upon your current Purchase Payment allocations, unless you tell us otherwise.


The Automatic Rebalancing Program is available only during the Accumulation Phase. There is no additional charge for participating in the Automatic Rebalancing Program. If you participate in the Automatic Rebalancing Program, the transfers made under the program are not taken into account in determining any transfer fee. We will terminate your participation in the Automatic Rebalancing Program when we receive notification of your death.



EXAMPLE:


   Assume that you want your initial Purchase Payment split between two Investment Portfolios. You want 40% to be in the Lord Abbett Bond Debenture Portfolio and 60% to be in the ClearBridge Aggressive Growth Portfolio. Over the next 2 1/2 months the bond market does very well while the stock market performs poorly. At the end of the first quarter, the Lord Abbett Bond Debenture Portfolio now represents 50% of your holdings because of its increase in value. If you have chosen to have your holdings rebalanced quarterly, on the first day of the next quarter, we will sell some of your units in the Lord Abbett Bond Debenture Portfolio to bring its value back to 40% and use the money to buy more units in the ClearBridge Aggressive Growth Portfolio to increase those holdings to 60%.



VOTING RIGHTS


We are the legal owner of the Investment Portfolio shares. However, we believe that when an Investment Portfolio solicits proxies in conjunction with a vote of shareholders, we are required to obtain from you and other affected Owners instructions as to how to vote those shares. When we receive those instructions, we will vote all of the shares we own in proportion to those instructions. This will also include any shares that we own on our own behalf. The effect of this proportional voting is that a small number of contract Owners may control the outcome of a vote. Should we determine that we are no longer required to comply with the above, we will vote the shares in our own right.


SUBSTITUTION OF INVESTMENT OPTIONS


If investment in the Investment Portfolios or a particular Investment Portfolio is no longer possible, in our judgment becomes inappropriate for purposes of the contract, or for any other reason in our sole discretion, we may substitute another Investment Portfolio or Investment Portfolios without your consent. The substituted Investment Portfolio may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of future Purchase Payments, or both. However, we will not make such substitution without any necessary approval of the Securities and Exchange Commission and applicable state insurance departments. Furthermore, we may close Investment Portfolios to allocation of Purchase Payments or Account Value, or both, at any time in our sole discretion.

4. EXPENSES

There are charges and other expenses associated with the contract that reduce the return on your investment in the contract. These charges and expenses are:


PRODUCT CHARGES


SEPARATE ACCOUNT PRODUCT CHARGES. Each day, we make a deduction for our Separate Account product charges (which consist of the mortality and expense charge, the administration charge and the charges related to any death benefit riders). We do this as part of our calculation of the value of the Accumulation Units and the Annuity Units (I.E., during the Accumulation Phase and the Income Phase-although death benefit charges no longer continue in the Income Phase).


MORTALITY AND EXPENSE CHARGE. We assess a daily mortality and expense charge that is equal, on an annual basis, to 1.35% of the average daily net asset value of each Investment Portfolio.


This charge compensates us for mortality risks we assume for the Annuity Payment and death benefit guarantees made under the contract. These guarantees include making Annuity Payments that will not change based on our actual mortality experience, and providing a guaranteed minimum death benefit under the contract. The charge also compensates us for expense risks we assume to cover contract maintenance expenses. These expenses may include issuing contracts, maintaining records, making and maintaining subaccounts available under the contract and performing accounting, regulatory compliance, and reporting functions. This charge also compensates us for costs associated with the establishment and administration of the contract, including programs like transfers and dollar cost averaging. If the mortality and expense charge is inadequate to cover the actual expenses of mortality, maintenance, and administration, we will bear the loss. If the charge exceeds the actual expenses, we will add the excess to our profit and it may be used to finance distribution expenses or for any other purpose.


ADMINISTRATION CHARGE. This charge is equal, on an annual basis, to 0.25% of the average daily net asset value of each Investment Portfolio. This charge, together with the account fee (see below), is for the expenses associated with the administration of the contract. Some of these expenses are: issuing contracts, maintaining records, providing accounting, valuation, regulatory and reporting services, as well as expenses associated with marketing, sale and distribution of the contracts.


DEATH BENEFIT RIDER CHARGE. If you select the Annual Step-Up Death Benefit rider, we will deduct a charge that compensates us for the costs and risks we assume in providing the benefit. This charge (assessed during the Accumulation Phase) is equal, on an annual basis, to 0.20% of the average daily net asset value of each Investment Portfolio.


ACCOUNT FEE


During the Accumulation Phase, every Contract Year on your contract anniversary (the anniversary of the date when your contract was issued), we will deduct $30 from your contract as an account fee for the prior Contract Year if your Account Value is less than $50,000. If you make a complete withdrawal from your contract, the full account fee will be deducted from the Account Value regardless of the amount of your Account Value. During the Accumulation Phase, the account fee is deducted pro rata from the Investment Portfolios. This charge is for administrative expenses (see above). This charge cannot be increased.


A pro rata portion of the charge will be deducted from the Account Value on the Annuity Date if this date is other than a contract anniversary. If your Account Value on the Annuity Date is at least $50,000, then we will not deduct the account fee. After the Annuity Date, the charge will be collected monthly out of the Annuity Payment, regardless of the size of your contract.


GUARANTEED WITHDRAWAL BENEFIT - RIDER CHARGE


If you elect the Guaranteed Withdrawal Benefit (GWB) rider, a charge is deducted from your Account Value during the Accumulation Phase on each contract anniversary. The charge is a percentage of the Total Guaranteed Withdrawal Amount (see "Living Benefit - Guaranteed Withdrawal Benefit - Operation of the Guaranteed Withdrawal Benefit") on the contract anniversary, prior to taking into account any Automatic Annual Step-Up occurring on such contract anniversary.


The Guaranteed Withdrawal Benefit rider charge is 0.90% of the Total Guaranteed Withdrawal Amount.


If: you make a full withdrawal (surrender) of your Account Value; you apply all of your Account Value to an Annuity Option: there is a change in Owners, Joint Owners or Annuitants (if the Owner is a non-natural person): the contract terminates (except for a termination due to death); or you assign your contract, a pro rata portion of the rider charge will be assessed based on the number of full months from the last contract anniversary to the date of the change.


If the Guaranteed Withdrawal Benefit rider is terminated because of the death of the Owner, Joint Owner or Annuitant (if the Owner is a non-natural person), or if the rider is cancelled pursuant to the cancellation provisions of the rider, no rider charge will be assessed based on the period from the most recent contract anniversary to the date the termination or cancellation takes effect.


The Guaranteed Withdrawal Benefit rider charge is not assessed while your Remaining Guaranteed Withdrawal Amount (see "Living Benefit - Guaranteed Withdrawal Benefit - Operation of the Guaranteed Withdrawal Benefit") equals zero.


The Guaranteed Withdrawal Benefit rider charge is deducted from your Account Value pro rata from each Investment Portfolio and the EDCA account in the ratio each portfolio/account bears to your total Account Value. We take amounts from the investment options that are part of the Separate Account by canceling Accumulation Units from the Separate Account.


We reserve the right to increase the Guaranteed Withdrawal Benefit rider charge upon an Automatic Annual Step-Up. The increased rider charge will apply after the contract anniversary on which the Automatic Annual Step-Up occurs. If an Automatic Annual Step-Up occurs under the Guaranteed Withdrawal Benefit rider, we may reset the rider charge applicable beginning after the contract anniversary on which the Automatic Annual Step-Up occurs to a rate that does not exceed the lower of: (a) the GWB Maximum Fee Rate or (b) the current rate that we would charge for the same rider available for new contract purchases at the time of the Automatic Annual Step-Up. The GWB Maximum Fee Rate is 1.80%.


WITHDRAWAL CHARGE


We impose a withdrawal charge to reimburse us for contract sales expenses, including commissions and other distribution, promotion, and acquisition expenses. During the Accumulation Phase, you can make a withdrawal from your contract (either a partial or a complete withdrawal). If the amount you withdraw is determined to include the withdrawal of any of your prior Purchase Payments, a withdrawal charge is assessed against each Purchase Payment withdrawn. To determine what portion (if any) of a withdrawal is subject to a withdrawal charge, amounts are withdrawn from your contract in the following order:


1. Earnings in your contract (earnings are equal to your Account Value, less Purchase Payments not previously withdrawn); then


2. The free withdrawal amount described below (deducted from Purchase Payments not previously withdrawn, in the order such Purchase Payments were made, with the oldest Purchase Payment first, as described below); then


3. Purchase Payments not previously withdrawn, in the order such Purchase Payments were made: the oldest Purchase Payment first, the next Purchase Payment second, etc. until all Purchase Payments have been withdrawn.


A withdrawal charge may be assessed if prior Purchase Payments are withdrawn pursuant to a divorce or separation instrument, if permissible under tax law.


The withdrawal charge is calculated at the time of each withdrawal in accordance with the following:



Number of Complete Years from        Withdrawal Charge
Receipt of Purchase Payment       (% of Purchase Payment)
------------------------------   ------------------------
  0                                         7

  1                                         6
  2                                         6
  3                                         5
  4 and thereafter                          0

For a partial withdrawal, the withdrawal charge is deducted from the remaining Account Value, if sufficient. If the remaining Account Value is not sufficient, the withdrawal charge is deducted from the amount withdrawn.


If the Account Value is smaller than the total of all Purchase Payments, the withdrawal charge only applies up to the Account Value.


We do not assess the withdrawal charge on any payments paid out as Annuity Payments or as death benefits. In addition, we will not assess the withdrawal charge on required minimum distributions from Qualified Contracts in order to satisfy federal income tax rules or to avoid required federal income tax penalties. This exception only applies to amounts required to be distributed from this contract. We do not assess the withdrawal charge on earnings in your contract.


NOTE: For tax purposes, earnings from Non-Qualified Contracts are considered to come out first.



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


FREE WITHDRAWAL AMOUNT. The free withdrawal amount for each Contract Year after the first (there is no free withdrawal amount in the first Contract Year) is equal to 10% of your total Purchase Payments, less the total free withdrawal amount previously withdrawn in the same Contract Year. Also, we currently will not assess the withdrawal charge on amounts withdrawn during the first Contract Year under the Systematic Withdrawal Program. Any unused free withdrawal amount in one Contract Year does not carry over to the next Contract Year.


REDUCTION OR ELIMINATION OF THE WITHDRAWAL CHARGE


GENERAL. We may elect to reduce or eliminate the amount of the withdrawal charge when the contract is sold under circumstances which reduce our sales expenses. Some examples are: if there is a large group of individuals that will be purchasing the contract, or if a prospective purchaser already had a relationship with us.


NURSING HOME OR HOSPITAL CONFINEMENT RIDER. We will not impose a withdrawal charge if, after you have owned the contract for one year, you or your Joint Owner becomes confined to a nursing home and/or hospital for at least 90 consecutive days or confined for a total of at least 90 days if there is no more than a 6-month break in confinement and the confinements are for related causes. The confinement must begin after the first contract anniversary and you must have been the Owner continuously since the contract was issued (or have become the Owner as the spousal Beneficiary who continues the contract). The confinement must be prescribed by a physician and be medically necessary. You must exercise this right no later than 90 days after you or your Joint Owner exits the nursing home or hospital. This waiver terminates on the Annuity Date. We will not accept additional payments once this waiver is used. There is no charge for this rider.


TERMINAL ILLNESS RIDER. After the first contract anniversary, we will waive the withdrawal charge if you or your Joint Owner are terminally ill and not expected to live more than 12 months; a physician certifies to your illness and life expectancy; you were not diagnosed with the terminal illness as of the date we issued your contract; and you have been the Owner continuously since the contract was issued (or have become the Owner as the spousal Beneficiary who continues the contract). This waiver terminates on the Annuity Date. We will not accept additional payments once this waiver is used. There is no charge for this rider.


The Nursing Home or Hospital Confinement rider and the Terminal Illness rider are only available for Owners who are age 80 or younger (on the contract issue date). Additional conditions and requirements apply to the Nursing Home or Hospital Confinement rider and the Terminal Illness rider. They are specified in the rider(s) that are part of your contract.


PREMIUM AND OTHER TAXES


We reserve the right to deduct from Purchase Payments, account balances, withdrawals, death benefits or income payments any taxes relating to the contracts (including, but not limited to, premium taxes) paid by us to any government entity. Examples of these taxes include, but are not limited to, premium tax, generation-skipping transfer tax or a similar excise tax under federal or state tax law which is imposed on payments we make to certain persons and income tax withholdings on withdrawals and income payments to the extent required by law. New York does not currently assess premium taxes on Purchase Payments you make. We will, at our sole discretion, determine when taxes relate to the contracts. We may, at our sole discretion, pay taxes when due and deduct that amount from the account balance at a later date. Payment at an earlier date does not waive any right we may have to deduct amounts at a later date. It is our current practice not to charge premium taxes until Annuity Payments begin.


TRANSFER FEE


We currently allow unlimited transfers without charge during the Accumulation Phase. However, we have reserved the right to limit the number of transfers to a maximum of 12 per year without charge and to charge a transfer fee of $25 for each transfer greater than 12 in any year. We are currently waiving the transfer fee, but reserve the right to charge it in the future. The transfer fee is deducted from the Investment Portfolio from which the transfer is made.

However, if the entire interest in an account is being transferred, the transfer fee will be deducted from the amount which is transferred.


If the transfer is part of a pre-scheduled transfer program, it will not count in determining the transfer fee.


INCOME TAXES


We reserve the right to deduct from the contract for any income taxes which we incur because of the contract. In general, we believe under current federal income tax law, we are entitled to hold reserves with respect to the contract that offset Separate Account income. If this should change, it is possible we could incur income tax with respect to the contract, and in that event we may deduct such tax from the contract. At the present time, however, we are not incurring any such income tax or making any such deductions.


INVESTMENT PORTFOLIO EXPENSES


There are deductions from and expenses paid out of the assets of each Investment Portfolio, which are described in the fee table in this prospectus and the Investment Portfolio prospectuses. These deductions and expenses are not charges under the terms of the contract, but are represented in the share values of each Investment Portfolio.




5.  ANNUITY PAYMENTS

        (THE INCOME PHASE)

ANNUITY DATE



Under the contract you can receive regular income payments (referred to as ANNUITY PAYMENTS). You can choose the month and year in which those payments begin. We call that date the ANNUITY DATE. Your Annuity Date must be the first day of a calendar month and must be at least 30 days after we issue the contract.


When you purchase the contract, the Annuity Date will be the later of the first day of the calendar month after the Annuitant's 90th birthday or 10 years from the date your contract was issued. You can change or extend the Annuity Date at any time before the Annuity Date with 30 days prior notice to us (subject to restrictions that may apply in your state, restrictions imposed by your selling firm, and our current established administrative procedures).


PLEASE BE AWARE THAT ONCE YOUR CONTRACT IS ANNUITIZED, YOU ARE INELIGIBLE TO RECEIVE THE DEATH BENEFIT YOU HAVE SELECTED. ADDITIONALLY, IF YOU HAVE SELECTED A LIVING BENEFIT RIDER SUCH AS THE GUARANTEED WITHDRAWAL BENEFIT, ANNUITIZING YOUR CONTRACT TERMINATES THE RIDER, INCLUDING ANY DEATH BENEFIT OR GUARANTEED PRINCIPAL ADJUSTMENT THAT MAY BE PROVIDED BY THE RIDER.



ANNUITY PAYMENTS


You (unless another payee is named) will receive the Annuity Payments during the Income Phase. The Annuitant is the natural person(s) whose life we look to in the determination of Annuity Payments.


During the Income Phase, you have the same investment choices you had just before the start of the Income Phase. At the Annuity Date, you can choose whether payments will be:


o  fixed Annuity Payments, or


o  variable Annuity Payments, or


o  a combination of both.


If you don't tell us otherwise, your Annuity Payments will be based on the investment allocations that were in place just before the start of the Income Phase.


If you choose to have any portion of your Annuity Payments based on the Investment Portfolio(s), the dollar amount of your initial payment will vary and will depend upon three things:


1) the value of your contract in the Investment Portfolio(s) just before the start of the Income Phase,


2) the assumed investment return (AIR) (you select) used in the annuity table for the contract, and


3)    the Annuity Option elected.


Subsequent variable Annuity Payments will vary with the performance of the Investment Portfolios you selected. (For more information, see "Variable Annuity Payments" below.)


At the time you choose an Annuity Option, you select the AIR, which must be acceptable to us. Currently, you can select an AIR of 3% or 4%. You can change the AIR with 30 days notice to us prior to the Annuity Date. If you do not select an AIR, we will use 3%. If the actual performance exceeds the AIR, your variable Annuity Payments will increase. Similarly, if the actual investment performance is less than the AIR, your variable Annuity Payments will decrease.



Your variable Annuity Payment is based on ANNUITY UNITS. An Annuity Unit is an accounting device used to calculate the dollar amount of Annuity Payments. (For more information, see "Variable Annuity Payments" below.)


When selecting an AIR, you should keep in mind that a lower AIR will result in a lower initial variable Annuity Payment, but subsequent variable Annuity Payments will increase more rapidly or decline more slowly as changes occur in the investment experience of the Investment Portfolios. On the other hand, a higher AIR will result in a higher initial variable Annuity Payment than a lower AIR, but later variable Annuity Payments will rise more slowly or fall more rapidly.


A transfer during the Income Phase from a variable Annuity Payment option to a fixed Annuity Payment option may result in a reduction in the amount of Annuity Payments.


If you choose to have any portion of your Annuity Payments be a fixed Annuity Payment, the dollar amount of each fixed Annuity Payment will not change, unless you make a transfer from a variable Annuity Payment option to the fixed Annuity Payment that causes the fixed Annuity Payment to increase. Please refer to the "Annuity Provisions" section of the Statement of Additional Information for more information.


Annuity Payments are made monthly (or at any frequency permitted under the contract) unless you have less than $5,000 to apply toward an Annuity Option. In that case, we may provide your Annuity Payment in a single lump sum instead of Annuity Payments. Likewise, if your Annuity Payments would be or become less than $100 a month, we have the right to change the frequency of payments so that your Annuity Payments are at least $100.


ANNUITY OPTIONS



You can choose among income plans. We call those ANNUITY OPTIONS. You can change your Annuity Option at any time before the Annuity Date with 30 days notice to us.



If you do not choose an Annuity Option, Option 2, which provides a life annuity with 10 years of guaranteed Annuity Payments, will automatically be applied.


You can choose one of the following Annuity Options or any other Annuity Option acceptable to us. After Annuity Payments begin, you cannot change the Annuity Option.


If more than one frequency is permitted under your contract, choosing less frequent payments will result in each Annuity Payment being larger. Annuity options that guarantee that payments will be made for a certain number of years regardless of whether the Annuitant or joint Annuitant are alive (such as Options 2 and 4 below) result in Annuity Payments that are smaller than Annuity Options without such a guarantee (such as Options 1 and 3 below). For Annuity Options with a designated period, choosing a shorter designated period will result in each Annuity Payment being larger.


OPTION 1. LIFE ANNUITY. Under this option, we will make Annuity Payments so long as the Annuitant is alive. We stop making Annuity Payments after the Annuitant's death. It is possible under this option to receive only one Annuity Payment if the Annuitant dies before the due date of the second payment or to receive only two Annuity Payments if the Annuitant dies before the due date of the third payment, and so on.


OPTION 2. LIFE ANNUITY WITH 10 YEARS OF ANNUITY PAYMENTS GUARANTEED. Under this option, we will make Annuity Payments so long as the Annuitant is alive. If, when the Annuitant dies, we have made Annuity Payments for less than ten years, we will then continue to make Annuity Payments to the Beneficiary for the rest of the 10 year period.


OPTION 3. JOINT AND LAST SURVIVOR ANNUITY. Under this option, we will make Annuity Payments so long as the Annuitant and a second person (joint Annuitant) are both alive. When either Annuitant dies, we will continue to make Annuity Payments, so long as the survivor continues to live. We will stop making Annuity Payments after the last survivor's death.


OPTION 4. JOINT AND LAST SURVIVOR ANNUITY WITH 10 YEARS OF ANNUITY PAYMENTS GUARANTEED. Under this option, we will make Annuity Payments so long as the Annuitant and a second person (joint Annuitant) are both alive. When either Annuitant dies, we will continue to make Annuity Payments, so long as the survivor continues to live. If, at the last death of the Annuitant and the joint Annuitant, we have made Annuity Payments for less than ten years, we will then continue to make Annuity Payments to the Beneficiary for the rest of the 10 year period.


OPTION 5. PAYMENTS FOR A DESIGNATED PERIOD. We currently offer an Annuity Option under which fixed or variable monthly Annuity Payments are made for a selected number of years as approved by us, currently not less than 10 years. This Annuity Option may be limited or withdrawn by us in our discretion.

We may require proof of age or sex of an Annuitant before making any Annuity Payments under the contract that are measured by the Annuitant's life. If the age or sex of the Annuitant has been misstated, the amount payable will be the amount that the Account Value would have provided at the correct age or sex. Once Annuity Payments have begun, any underpayments will be made up in one sum with the next Annuity Payment. Any overpayments will be deducted from future Annuity Payments until the total is repaid.


You may withdraw the commuted value of the payments remaining under the variable Payments for a Designated Period Annuity Option (Option 5). You may not commute the fixed Payments for a Designated Period Annuity Option or any option involving a life contingency, whether fixed or variable, prior to the death of the last surviving Annuitant. Upon the death of the last surviving Annuitant, the Beneficiary may choose to continue receiving income payments or to receive the commuted value of the remaining guaranteed payments. For variable Annuity Options, the calculation of the commuted value will be done using the AIR applicable to the contract. (See "Annuity Payments" above.) For fixed Annuity Options, the calculation of the commuted value will be done using the then current Annuity Option rates.


There may be tax consequences resulting from the election of an Annuity Payment option containing a commutation feature (I.E., an Annuity Payment option that permits the withdrawal of a commuted value). (See "Federal Income Tax Status.")



Due to underwriting, administrative or Internal Revenue Code considerations, there may be limitations on payments to the survivor under Options 3 and 4 and/or the duration of the guarantee period under Options 2, 4, and 5.


Tax rules with respect to decedent contracts may prohibit the election of Joint and Last Survivor Annuity Options (or income types) and may also prohibit payments for as long as the Owner's life in certain circumstances.


In addition to the Annuity Options described above, we may offer an additional payment option that would allow your Beneficiary to take distribution of the Account Value over a period not extending beyond his or her life expectancy. Under this option, annual distributions would not be made in the form of an annuity, but would be calculated in a manner similar to the calculation of required minimum distributions from IRAs. (See "Federal Income Tax Status.") We intend to make this payment option available to both Qualified Contracts and Non-Qualified Contracts.


In the event that you purchased the contract as a Qualified Contract, you must take distribution of the Account Value in accordance with the minimum required distribution rules set forth in applicable tax law. (See "Federal Income Tax Status.") Under certain circumstances, you may satisfy those requirements by electing an Annuity Option. You may choose any death benefit available under the contract, but certain other contract provisions and programs will not be available. Upon your death, if Annuity Payments have already begun, the death benefit would be required to be distributed to your Beneficiary at least as rapidly as under the method of distribution in effect at the time of your death.


VARIABLE ANNUITY PAYMENTS


The Adjusted Contract Value (the Account Value, less any applicable premium taxes, account fee, and any prorated rider charge) is determined on the annuity calculation date, which is a Business Day no more than five (5) Business Days before the Annuity Date. The first variable Annuity Payment will be based upon the Adjusted Contract Value, the Annuity Option elected, the Annuitant's age, the Annuitant's sex (where permitted by law), and the appropriate variable Annuity Option table. Your annuity rates will not be less than those guaranteed in your contract at the time of purchase for the assumed investment return and Annuity Option elected. If, as of the annuity calculation date, the then current variable Annuity Option rates applicable to this class of contracts provide a first Annuity Payment greater than that which is guaranteed under the same Annuity Option under this contract, the greater payment will be made.


The dollar amount of variable Annuity Payments after the first payment is determined as follows:


o The dollar amount of the first variable Annuity Payment is divided by the value of an Annuity Unit for each applicable Investment Portfolio as of the annuity calculation date. This establishes the number of Annuity Units for each payment. The number of Annuity Units for each applicable Investment Portfolio remains fixed during the annuity period, provided that transfers among the subaccounts will be made by converting the number of Annuity Units being transferred to the number of Annuity Units of the subaccount to which the transfer is made, and the



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     number of Annuity Units will be adjusted for transfers to a fixed Annuity
     Option. Please see the Statement of Additional Information for details about making transfers during the Annuity Phase.


o The fixed number of Annuity Units per payment in each Investment Portfolio is multiplied by the Annuity Unit value for that Investment Portfolio for the Business Day for which the Annuity Payment is being calculated. This result is the dollar amount of the payment for each applicable Investment Portfolio, less any account fee. The account fee will be deducted pro rata out of each Annuity Payment.


o The total dollar amount of each variable Annuity Payment is the sum of all Investment Portfolio variable Annuity Payments.


ANNUITY UNIT. The initial Annuity Unit value for each Investment Portfolio of the Separate Account was set by us. The subsequent Annuity Unit value for each Investment Portfolio is determined by multiplying the Annuity Unit value for the immediately preceding Business Day by the net investment factor (see the Statement of Additional Information for a definition) for the Investment Portfolio for the current Business Day and multiplying the result by a factor for each day since the last Business Day which represents the daily equivalent of the AIR you elected.


FIXED ANNUITY PAYMENTS


The Adjusted Contract Value (defined above under "Variable Annuity Payments") on the day immediately preceding the Annuity Date will be used to determine a fixed Annuity Payment. The Annuity Payment will be based upon the Annuity Option elected, the Annuitant's age, the Annuitant's sex (where permitted by law), and the appropriate Annuity Option table. Your annuity rates will not be less than those guaranteed in your contract at the time of purchase. If, as of the annuity calculation date, the then current Annuity Option rates applicable to this class of contracts provide an Annuity Payment greater than that which is guaranteed under the same Annuity Option under this contract, the greater payment will be made. You may not make a transfer from the fixed Annuity Option to the variable Annuity Option.




6. ACCESS TO YOUR MONEY

You (or in the case of a death benefit, your Beneficiary) can have access to the money in your contract:


(1)    by making a withdrawal (either a partial or a complete withdrawal);


(2)    by electing to receive Annuity Payments; or


(3)    when a death benefit is paid to your Beneficiary.


Under most circumstances, withdrawals can only be made during the Accumulation Phase.


You may establish a withdrawal plan under which you can receive substantially equal periodic payments in order to comply with the requirements of Sections 72(q) or (t) of the Code. Premature modification or termination of such payments may result in substantial penalty taxes. (See "Federal Income Tax Status.")


When you make a complete withdrawal, you will receive the withdrawal value of the contract. The withdrawal value of the contract is the Account Value of the contract at the end of the Business Day when we receive a written request for a withdrawal:


o  less any applicable withdrawal charge;


o  less any premium or other tax;


o  less any account fee; and


o  less any applicable pro rata GWB rider charge.


Unless you instruct us otherwise, any partial withdrawal will be made pro rata from the EDCA account and the Investment Portfolio(s) you selected. Under most circumstances the amount of any partial withdrawal must be for at least $500, or your entire interest in the Investment Portfolio or EDCA account. We require that after a partial withdrawal is made you keep at least $2,000 in the contract. If the withdrawal would result in the Account Value being less than $2,000 after a partial withdrawal, we will treat the withdrawal request as a request for a full withdrawal.


We will pay the amount of any withdrawal from the Separate Account within seven days of when we receive the request in Good Order unless the suspension of payments or transfers provision is in effect.


We may withhold payment of withdrawal proceeds if any portion of those proceeds would be derived from a contract Owner's check that has not yet cleared (I.E., that could still be dishonored by the contract Owner's banking institution). We may use telephone, fax, Internet or other means of communication to verify that payment from the contract Owner's check has been or will be collected. We will not delay payment longer than necessary for us to verify that payment has been or will be collected. Contract Owners may avoid the possibility of delay in the disbursement of proceeds coming from a check that has not yet cleared by providing us with a certified check.


How to withdraw all or part of your Account Value:


o You must submit a request to our Annuity Service Center. (See "Other Information - Requests and Elections.")


o If you would like to have the withdrawal charge waived under the Nursing Home or Hospital Confinement Rider or the Terminal Illness Rider, you must provide satisfactory evidence of confinement to a nursing home or hospital or terminal illness. (See "Expenses - Reduction or Elimination of the Withdrawal Charge.")


o You must state in your request whether you would like to apply the proceeds to a payment option (otherwise you will receive the proceeds in a lump sum and may be taxed on them).


o We have to receive your withdrawal request in our Annuity Service Center prior to the Annuity Date or Owner's death.


There are limits to the amount you can withdraw from certain qualified plans including Qualified and TSA plans. (See "Federal Income Tax Status.")


INCOME TAXES, TAX PENALTIES AND CERTAIN RESTRICTIONS MAY APPLY TO ANY WITHDRAWAL YOU MAKE.


SYSTEMATIC WITHDRAWAL PROGRAM


You may elect the Systematic Withdrawal Program at any time. We do not assess a charge for this program. This program provides an automatic payment to you of up to 10% of your total Purchase Payments each year. You can receive payments monthly or quarterly, provided that each payment must amount to at least $100 (unless we consent otherwise). We reserve the right to change the required minimum systematic withdrawal amount. If the New York Stock Exchange is closed on a day when the withdrawal is to be made, we will process the withdrawal on the next Business Day. While the Systematic Withdrawal Program is in effect you can make additional withdrawals. However, such withdrawals plus the systematic withdrawals will be considered when determining the applicability of any withdrawal charge. (For a discussion of the withdrawal charge, see "Expenses" above.)


We will terminate your participation in the Systematic Withdrawal Program when we receive notification of your death.


INCOME TAXES, TAX PENALTIES AND CERTAIN RESTRICTIONS MAY APPLY TO SYSTEMATIC WITHDRAWALS.


SUSPENSION OF PAYMENTS OR TRANSFERS


We may be required to suspend or postpone payments for withdrawals or transfers for any period when:


o the New York Stock Exchange is closed (other than customary weekend and holiday closings);


o  trading on the New York Stock Exchange is restricted;


o an emergency exists, as determined by the Securities and Exchange Commission, as a result of which disposal of shares of the Investment Portfolios is not reasonably practicable or we cannot reasonably value the shares of the Investment Portfolios; or


o during any other period when the Securities and Exchange Commission, by order, so permits for the protection of Owners.


Federal laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to block an Owner's ability to make certain transactions and thereby refuse to accept any requests for transfers, withdrawals, surrenders, or death benefits until instructions are received from the appropriate regulator. We may also be required to provide additional information about you and your contract to government regulators.




7. LIVING BENEFIT

GUARANTEED WITHDRAWAL BENEFIT


If you want to invest your Account Value in the Investment Portfolio(s) during the Accumulation Phase, but also want to assure that your entire Purchase Payment will be guaranteed to be returned to you, we offer an optional rider for an additional charge, called the Guaranteed Withdrawal Benefit (GWB). The purpose of the GWB rider is to provide protection against market risk (the risk that the Account Value allocated to the Investment Portfolio(s) may decline in value or underperform your expectations).


The GWB rider is designed to allow you to invest your Account Value in the Investment Portfolios, while guaranteeing that at least the entire amount of Purchase Payments you make will be returned to you through a series of withdrawals, provided withdrawals in any Contract Year do not exceed the maximum amount allowed under the rider. You may begin taking withdrawals under the GWB rider immediately or at a later time. This means that, regardless of negative investment performance, you can take specified annual withdrawals until the entire amount of the Purchase Payments you made during the time period specified in your rider has been returned to you.


You may purchase the GWB rider if you are age 80 or younger on the effective date of your contract. Once elected, the GWB rider may not be terminated except as stated below.


SUMMARY OF THE GUARANTEED WITHDRAWAL BENEFIT RIDER


THE FOLLOWING SECTION PROVIDES A SUMMARY OF HOW THE GUARANTEED WITHDRAWAL BENEFIT (GWB) RIDER WORKS. A MORE DETAILED EXPLANATION OF THE OPERATION OF THE GWB IS PROVIDED IN THE SECTION BELOW CALLED "OPERATION OF THE GUARANTEED WITHDRAWAL BENEFIT."



The GWB guarantees that the entire amount of Purchase Payments you make will be returned to you through a series of withdrawals over time. THE GWB DOES NOT GUARANTEE WITHDRAWALS FOR YOUR LIFETIME.



Under the GWB, we calculate a "Total Guaranteed Withdrawal Amount" (TGWA) that determines, in part, the maximum amount you may receive as withdrawals each year ("Annual Benefit Payment") without reducing your guarantee. The TGWA is multiplied by the applicable withdrawal rate to determine your Annual Benefit Payment. The rider guarantee may be reduced if your annual withdrawals are greater than the Annual Benefit Payment.


IT IS IMPORTANT TO RECOGNIZE THAT THE TGWA IS NOT AVAILABLE TO BE TAKEN AS A LUMP SUM AND DOES NOT ESTABLISH OR GUARANTEE YOUR ACCOUNT VALUE OR A MINIMUM RETURN FOR ANY INVESTMENT PORTFOLIO. However, if you cancel the Guaranteed Withdrawal Benefit rider after a waiting period of at least 15 years, the Guaranteed Principal Adjustment will increase your Account Value to the Purchase Payments credited within the first 120 days of the date that we issue the contract, reduced proportionately for any withdrawals. (See "Operation of the Guaranteed Withdrawal Benefit - Cancellation and Guaranteed Principal Adjustment" below.)


While the GWB rider is in effect, you may only make subsequent Purchase Payments during the GWB Purchase Payment Period. (See "Restrictions on Subsequent Purchase Payments" below.)



(See Appendix C for examples illustrating the operation of the GWB.)



OPERATION OF THE GUARANTEED WITHDRAWAL BENEFIT



The following section describes how the Guaranteed Withdrawal Benefit (GWB) operates. When reading the following descriptions of the operation of the GWB (for example, the "Total Guaranteed Withdrawal Amount," "Annual Benefit Payment," and "Withdrawal Enhancement Feature" sections), refer to the GWB Rate Table at the end of this section of the prospectus for the specific rates and other terms applicable to your GWB rider.


TOTAL GUARANTEED WITHDRAWAL AMOUNT. While the Guaranteed Withdrawal Benefit rider is in effect, we guarantee that you will receive a minimum amount over time. We refer to this minimum amount as the TOTAL GUARANTEED WITHDRAWAL AMOUNT. The initial Total Guaranteed Withdrawal Amount is equal to your initial Purchase Payment. We increase the Total Guaranteed Withdrawal Amount (up to a maximum of $5,000,000) by each additional Purchase Payment received during the GWB Purchase Payment Period (see "Restriction on Subsequent Purchase Payments" below). If you take a withdrawal that does not exceed the Annual Benefit Payment (see "Annual Benefit Payment" below), then we will not reduce the Total Guaranteed Withdrawal Amount. We refer to this type of withdrawal as a Non-Excess Withdrawal. If, however, you take a withdrawal that results in cumulative withdrawals for the current Contract Year that exceed the Annual Benefit Payment, then we will reduce the Total Guaranteed Withdrawal Amount in the same proportion that the entire withdrawal (including any applicable withdrawal charges) reduced the Account Value. We refer to this type of withdrawal as an Excess Withdrawal. DEPENDING ON THE RELATIVE AMOUNTS OF

THE TOTAL GUARANTEED WITHDRAWAL AMOUNT AND THE ACCOUNT VALUE, SUCH A PROPORTIONAL REDUCTION MAY RESULT IN A SIGNIFICANT REDUCTION IN THE TOTAL GUARANTEED WITHDRAWAL AMOUNT (PARTICULARLY WHEN THE ACCOUNT VALUE IS LOWER THAN THE TOTAL GUARANTEED WITHDRAWAL AMOUNT), AND COULD HAVE THE EFFECT OF REDUCING OR ELIMINATING THE TOTAL AMOUNT YOU ARE GUARANTEED TO RECEIVE OVER TIME UNDER THE GWB RIDER (SEE "MANAGING YOUR WITHDRAWALS" BELOW). Limiting your cumulative withdrawals during a Contract Year to not more than the Annual Benefit Payment will result in dollar-for-dollar treatment of the withdrawals.



REMAINING GUARANTEED WITHDRAWAL AMOUNT. The REMAINING GUARANTEED WITHDRAWAL AMOUNT is the remaining amount you are guaranteed to receive over time. The initial Remaining Guaranteed Withdrawal Amount is equal to the initial Total Guaranteed Withdrawal Amount. We increase the Remaining Guaranteed Withdrawal Amount (up to a maximum of $5,000,000) by additional Purchase Payments received during the GWB Purchase Payment Period (see "Restrictions on Subsequent Purchase Payments" below), and we decrease the Remaining Guaranteed Withdrawal Amount by withdrawals. If you take a Non-Excess Withdrawal, we will decrease the Remaining Guaranteed Withdrawal Amount, dollar-for-dollar, by the amount of the Non-Excess Withdrawal (including any applicable withdrawal charges). If, however, you take an Excess Withdrawal, then we will reduce the Remaining Guaranteed Withdrawal Amount in the same proportion that the withdrawal (including any applicable withdrawal charges) reduces the Account Value. DEPENDING ON THE RELATIVE AMOUNTS OF THE REMAINING GUARANTEED WITHDRAWAL AMOUNT AND THE ACCOUNT VALUE, SUCH A PROPORTIONAL REDUCTION MAY RESULT IN A SIGNIFICANT REDUCTION IN THE REMAINING GUARANTEED WITHDRAWAL AMOUNT (PARTICULARLY WHEN THE ACCOUNT VALUE IS LOWER THAN THE REMAINING GUARANTEED WITHDRAWAL AMOUNT), AND COULD HAVE THE EFFECT OF REDUCING OR ELIMINATING THE REMAINING AMOUNT YOU ARE GUARANTEED TO RECEIVE OVER TIME UNDER THE GWB RIDER (SEE "MANAGING YOUR WITHDRAWALS" BELOW). Limiting your cumulative withdrawals during a Contract Year to not more than the Annual Benefit Payment will result in dollar-for-dollar treatment of the withdrawals. The Remaining Guaranteed Withdrawal Amount is also used to calculate an alternate death benefit available under the GWB rider (see "Additional Information" below).



ANNUAL BENEFIT PAYMENT. The initial ANNUAL BENEFIT PAYMENT is equal to the initial Total Guaranteed Withdrawal Amount multiplied by the GWB WITHDRAWAL RATE. If the Total Guaranteed Withdrawal Amount is later recalculated (for example, because of the Automatic Annual Step-Up or Excess Withdrawals), the Annual Benefit Payment is reset equal to the new Total Guaranteed Withdrawal Amount multiplied by the GWB Withdrawal Rate. (See "Withdrawal Enhancement Feature" below for a feature which may allow you to increase your Annual Benefit Payment during a Contract Year if you are confined to a nursing home.)


You may choose to receive your Annual Benefit Payment through the optional Systematic Withdrawal Program (see "Access To Your Money - Systematic Withdrawal Program"). While the GWB rider is in effect, your withdrawals through the Systematic Withdrawal Program may not exceed your Annual Benefit Payment. There is no charge for the Systematic Withdrawal Program and you may terminate your participation at any time.


IT IS IMPORTANT TO NOTE:


o We will continue to pay the Annual Benefit Payment each year until the Remaining Guaranteed Withdrawal Amount is depleted, even if your Account Value declines to zero. This means if your Account Value is depleted due to a Non-Excess Withdrawal or the deduction of the rider charge, and your Remaining Guaranteed Withdrawal Amount is greater than zero, we will pay you the remaining Annual Benefit Payment, if any, not yet withdrawn during the Contract Year that the Account Value was depleted, and beginning in the following Contract Year, we will continue paying the Annual Benefit Payment to you each year until your Remaining Guaranteed Withdrawal Amount is depleted. This guarantees that you will receive your Purchase Payments even if your Account Value declines to zero due to market performance, so long as you do not take Excess Withdrawals.


o IF YOU HAVE ELECTED THE GWB, YOU SHOULD CAREFULLY CONSIDER WHEN TO BEGIN TAKING WITHDRAWALS. IF YOU BEGIN TAKING WITHDRAWALS TOO SOON, YOU MAY LIMIT THE VALUE OF THE GWB, BECAUSE THE GWB WITHDRAWAL RATE IS DETERMINED BY WHEN YOU

     TAKE YOUR FIRST WITHDRAWAL (SEE THE GWB RATE TABLE). AS SHOWN IN THE GWB RATE TABLE, WAITING TO TAKE YOUR FIRST WITHDRAWAL WILL RESULT IN A HIGHER GWB WITHDRAWAL RATE. The GWB Withdrawal Rate is used to determine the amount of your Annual Benefit Payment, as described above. Once your GWB Withdrawal Rate has been determined, it will never increase or decrease.



MANAGING YOUR WITHDRAWALS. It is important that you carefully manage your annual withdrawals. To retain the full guarantees of this rider, your annual withdrawals cannot exceed the Annual Benefit Payment each Contract Year. In other words, you should not take Excess Withdrawals. We do not include withdrawal charges for the purpose of calculating whether you have taken an Excess Withdrawal. IF YOU DO TAKE AN EXCESS WITHDRAWAL, WE WILL RECALCULATE THE TOTAL GUARANTEED WITHDRAWAL AMOUNT AND REDUCE THE ANNUAL BENEFIT PAYMENT TO THE NEW TOTAL GUARANTEED WITHDRAWAL AMOUNT MULTIPLIED BY THE GWB WITHDRAWAL RATE.


IN ADDITION, AS NOTED ABOVE, IF YOU TAKE AN EXCESS WITHDRAWAL, WE WILL REDUCE THE REMAINING GUARANTEED WITHDRAWAL AMOUNT IN THE SAME PROPORTION THAT THE WITHDRAWAL REDUCES THE ACCOUNT VALUE. THESE REDUCTIONS IN THE TOTAL GUARANTEED WITHDRAWAL AMOUNT, ANNUAL BENEFIT PAYMENT, AND REMAINING GUARANTEED WITHDRAWAL AMOUNT MAY BE SIGNIFICANT. You are still eligible to receive the remainder of the Remaining Guaranteed Withdrawal Amount so long as the withdrawal that exceeded the Annual Benefit Payment did not cause your Account Value to decline to zero. AN EXCESS WITHDRAWAL THAT REDUCES THE ACCOUNT VALUE TO ZERO WILL TERMINATE THE CONTRACT.


You can always take Non-Excess Withdrawals. However, if you choose to receive only a part of your Annual Benefit Payment in any given Contract Year, your Annual Benefit Payment is not cumulative and your Remaining Guaranteed Withdrawal Amount and Annual Benefit Payment will not increase. For example, if your Annual Benefit Payment is 4% of your Total Guaranteed Withdrawal Amount, you cannot withdraw 2% of the Total Guaranteed Withdrawal Amount in one year and then withdraw 6% of the Total Guaranteed Withdrawal Amount the next year without making an Excess Withdrawal in the second year.



Income taxes and penalties may apply to your withdrawals, and withdrawal charges may apply to withdrawals during the first Contract Year unless you take the necessary steps to elect to take such withdrawals under a Systematic Withdrawal Program. Withdrawal charges will also apply to withdrawals of Purchase Payments that exceed the free withdrawal amount. (See
"Expenses-Withdrawal Charge.")



REQUIRED MINIMUM DISTRIBUTIONS. For IRAs and other contracts subject to Section 401(a)(9) of the Internal Revenue Code, you may be required to take withdrawals to fulfill minimum distribution requirements generally beginning at age 70 1/2. If your contract is an IRA or other contract subject to Section 401(a)(9) of the Internal Revenue Code, and the required distributions are larger than the Total Guaranteed Withdrawal Amount multiplied by the GWB Withdrawal Rate, we will increase your Annual Benefit Payment to the required minimum distribution amount for the previous calendar year or for this calendar year (whichever is greater).



If:


(1) you are enrolled in the Automated Required Minimum Distribution Program, or in both the Automated Required Minimum Distribution Program and the Systematic Withdrawal Program;


(2)    you do not take additional withdrawals outside of these two programs;
     and


(3) your remaining Annual Benefit Payment for the Contract Year is equal to zero;


we will increase your Annual Benefit Payment by the amount of the withdrawals that remain to be taken in that Contract Year under the program or programs in which you are enrolled. This will prevent the withdrawal from exceeding the Annual Benefit Payment.



See "Use of Automated Required Minimum Distribution Program and Systematic Withdrawal Program With GWB" below for more information on the Automated Required Minimum Distribution Program and the Systematic Withdrawal Program.


AUTOMATIC ANNUAL STEP-UP. On each contract anniversary prior to the Owner's 86th birthday, an Automatic Annual Step-Up will occur, provided that the Account Value exceeds the Total Guaranteed Withdrawal

Amount immediately before the step-up (and provided that you have not chosen to decline the step-up as described below).


The Automatic Annual Step-Up:


o resets the Total Guaranteed Withdrawal Amount and the Remaining Guaranteed Withdrawal Amount to the Account Value on the date of the step-up, up to a maximum of $5,000,000, regardless of whether or not you have taken any withdrawals;


o resets the Annual Benefit Payment equal to the GWB Withdrawal Rate multiplied by the Total Guaranteed Withdrawal Amount after the step-up; and


o  may reset the GWB rider charge to a rate that does not exceed the lower of:
     (a) the GWB Maximum Fee Rate (1.80%) or (b) the current rate that we would charge for the same rider available for new contract purchases at the time of the Automatic Annual Step-Up.


In the event that the charge applicable to contract purchases at the time of the step-up is higher than your current GWB rider charge, we will notify you in writing a minimum of 30 days in advance of the applicable contract anniversary and inform you that you may choose to decline the Automatic Annual Step-Up. If you choose to decline the Automatic Annual Step-Up, you must notify us in accordance with our Administrative Procedures (currently we require you to submit your request in writing to our Annuity Service Center no less than seven calendar days prior to the applicable contract anniversary). Once you notify us of your decision to decline the Automatic Annual Step-Up, you will no longer be eligible for future Automatic Annual Step-Ups until you notify us in writing to our Annuity Service Center that you wish to reinstate the step-ups. This reinstatement will take effect at the next contract anniversary after we receive your request for reinstatement. Please note that the Automatic Annual Step-Up may be of limited benefit if you intend to make Purchase Payments that would cause your Account Value to approach $5,000,000, because the Total Guaranteed Withdrawal Amount and Remaining Guaranteed Withdrawal Amount cannot exceed $5,000,000.


WITHDRAWAL ENHANCEMENT FEATURE. The Withdrawal Enhancement Feature may allow you to increase your Annual Benefit Payment for a Contract Year if you are confined to a nursing home. Beginning in the fourth Contract Year, you may request that your GWB Withdrawal Rate be multiplied by the Withdrawal Enhancement Rate once each Contract Year, if:



(1)    you are confined to a nursing home for at least 90 consecutive days;



(2) your request is received by the contract anniversary immediately prior to the oldest Owner's 81st birthday;


(3) you have not taken withdrawals in that Contract Year in excess of the Annual Benefit Payment at the time the request is approved;


(4) the request and proof satisfactory to us of confinement are received by us at our Annuity Service Office while you are confined;


(5) your Account Value is greater than zero at the time the request is approved; and



(6)    the GWB rider has not been terminated.



In the case of Joint Owners, the Withdrawal Enhancement Feature applies to either Joint Owner. If the Owner is not a natural person, the Withdrawal Enhancement Feature applies to the Annuitant.


If you meet the requirements, your Annual Benefit Payment for that Contract Year is recalculated to the greater of:


(a) the GWB Withdrawal Rate multiplied by the Withdrawal Enhancement Rate, and then multiplied by the Total Guaranteed Withdrawal Amount; or;


(b)    your Annual Benefit Payment before the acceptance of your request.


Your remaining Annual Benefit Payment in that year is the new Annual Benefit Payment less any withdrawals already taken in that Contract Year.



The Withdrawal Enhancement Feature may allow you to receive a larger Annual

Benefit Payment for a Contract Year without taking an Excess Withdrawal (see

"Managing Your Withdrawals" above). The Withdrawal Enhancement Feature does not
                                                                            ---
increase the Total Guaranteed Withdrawal Amount (the minimum total amount you are guaranteed to receive over time under the GWB rider) or the Remaining Guaranteed Withdrawal Amount (the remaining amount you are guaranteed to receive over time under the GWB rider).



At the end of the Contract Year, your GWB Withdrawal Rate will be reset to what it was prior to the acceptance of your request. In subsequent Contract Years, you may request that your GWB Withdrawal Rate be increased by the Withdrawal Enhancement Rate if you meet the conditions above.

The Withdrawal Enhancement Feature is only available if the oldest Owner is age 75 or younger at the contract issue date.



CANCELLATION AND GUARANTEED PRINCIPAL ADJUSTMENT. You may elect to cancel the GWB rider on the contract anniversary every five Contract Years for the first 15 Contract Years and annually thereafter. We must receive your cancellation request within 30 days following the applicable contract anniversary in accordance with our Administrative Procedures (currently we require you to submit your request in writing to our Annuity Service Center). The cancellation will take effect upon our receipt of your request. If cancelled, the GWB rider will terminate, we will no longer deduct the GWB rider charge, and the investment allocation restrictions and subsequent Purchase Payment restrictions described in "Purchase - Investment Allocation Restrictions for Certain Riders
- Investment Allocation and Other Purchase Payment Restrictions for the GWB v1 Rider" will no longer apply. The variable annuity contract, however, will continue.



If you cancel the GWB rider on the 15th contract anniversary or any contract anniversary thereafter, we will add a Guaranteed Principal Adjustment to your Account Value. The Guaranteed Principal Adjustment is intended to restore your initial investment in the contract in the case of poor investment performance. The Guaranteed Principal Adjustment is equal to (a) - (b) where:


(a) is Purchase Payments credited within 120 days of the date that we issued the contract, reduced proportionately by the percentage reduction in Account Value attributable to any partial withdrawals taken (including any applicable withdrawal charges) and


(b)    is the Account Value on the date of cancellation.


The Guaranteed Principal Adjustment will be added to each applicable Investment Portfolio in the ratio the portion of the Account Value in such Investment Portfolio bears to the total Account Value in all Investment Portfolios. The Guaranteed Principal Adjustment will never be less than zero.



IT IS IMPORTANT TO NOTE THAT ONLY PURCHASE PAYMENTS MADE DURING THE FIRST 120 DAYS THAT YOU HOLD THE CONTRACT ARE TAKEN INTO CONSIDERATION IN DETERMINING THE GUARANTEED PRINCIPAL ADJUSTMENT. CONTRACT OWNERS WHO ANTICIPATE MAKING PURCHASE PAYMENTS AFTER 120 DAYS (IF PERMITTED UNDER THE GWB RIDER; SEE "RESTRICTIONS ON SUBSEQUENT PURCHASE PAYMENTS" BELOW) SHOULD UNDERSTAND THAT SUCH PAYMENTS WILL NOT INCREASE THE GUARANTEED PRINCIPAL ADJUSTMENT. HOWEVER, BECAUSE PURCHASE PAYMENTS MADE AFTER 120 DAYS WILL INCREASE YOUR ACCOUNT VALUE, SUCH PURCHASE PAYMENTS MAY HAVE A SIGNIFICANT IMPACT ON WHETHER OR NOT A GUARANTEED PRINCIPAL ADJUSTMENT IS DUE. THEREFORE, THE GWB MAY NOT BE APPROPRIATE FOR YOU IF YOU INTEND TO MAKE ADDITIONAL PURCHASE PAYMENTS AFTER THE 120-DAY PERIOD AND ARE PURCHASING THE GWB FOR ITS GUARANTEED PRINCIPAL ADJUSTMENT FEATURE.


INVESTMENT ALLOCATION RESTRICTIONS. For a detailed description of the GWB investment allocation restrictions, see "Purchase - Investment Allocation Restrictions for Certain Riders - Investment Allocation and Other Purchase Payment Restrictions for the GWB v1 Rider."



RESTRICTIONS ON SUBSEQUENT PURCHASE PAYMENTS. While the GWB rider is in effect, you are limited to making Purchase Payments within the GWB Purchase Payment Period (see the GWB Rate Table). If the GWB rider is cancelled (see "Cancellation and Guaranteed Principal Adjustment" above) or terminated (see "Termination of the GWB Rider" below), this restriction on subsequent Purchase Payments no longer applies.


WITHDRAWAL CHARGE. We will apply a withdrawal charge to withdrawals from Purchase Payments as described in "Expenses - Withdrawal Charge" (also see "Expenses - Withdrawal Charge - Free Withdrawal Amount" and "Access to Your Money - Systematic Withdrawal Program").


TAXES. Withdrawals of taxable amounts will be subject to ordinary income tax and, if made prior to age 59 1/2, a 10% federal tax penalty may apply.


TAX TREATMENT. THE TAX TREATMENT OF WITHDRAWALS UNDER THE GWB RIDER IS UNCERTAIN. IT IS CONCEIVABLE THAT THE AMOUNT OF POTENTIAL GAIN COULD BE DETERMINED BASED ON THE REMAINING GUARANTEED WITHDRAWAL AMOUNT UNDER THE GWB RIDER AT THE TIME OF THE WITHDRAWAL, IF THE REMAINING GUARANTEED WITHDRAWAL AMOUNT IS GREATER THAN THE ACCOUNT VALUE (PRIOR TO WITHDRAWAL CHARGES, IF APPLICABLE). THIS COULD RESULT IN A GREATER AMOUNT OF TAXABLE INCOME REPORTED UNDER A WITHDRAWAL AND CONCEIVABLY A

LIMITED ABILITY TO RECOVER ANY REMAINING BASIS IF THERE IS A LOSS ON SURRENDER OF THE CONTRACT. CONSULT YOUR TAX ADVISER PRIOR TO PURCHASE.


GWB AND DECEDENT CONTRACTS. If you are purchasing this contract with a nontaxable transfer of the death benefit proceeds of any annuity contract or IRA (or any other tax-qualified arrangement) of which you were the Beneficiary and you are "stretching" the distributions under the IRS required distribution rules, you may purchase the GWB rider.


If you are purchasing this contract with a nontaxable transfer of the death benefit proceeds of any Non-Qualified annuity contract of which you were the Beneficiary and you are "stretching" the distributions under the IRS required distribution rules, you may not purchase the GWB rider.


TERMINATION OF THE GWB RIDER. The GWB rider will terminate upon the earliest of:


(1) the date of a full withdrawal of the Account Value (you are still eligible to receive the Remaining Guaranteed Withdrawal Amount, provided the withdrawal did not exceed the Annual Benefit Payment and the provisions and conditions of the rider have been met) (a pro rata portion of the rider charge will be assessed);


(2) the date all of the Account Value is applied to an Annuity Option (a pro rata portion of the rider charge will be assessed);


(3) the date there are insufficient funds to deduct the GWB rider charge from the Account Value and your contract is thereby terminated (whatever Account Value is available will be applied to pay the rider charge and you are still eligible to receive the Remaining Guaranteed Withdrawal Amount, provided the provisions and conditions of the rider have been met; however, you will have no other benefits under the contract);


(4) the death of the Owner or Joint Owner (or the Annuitant if the Owner is a non-natural person), except where the primary Beneficiary is the spouse, the spouse is age 80 or younger, and the spouse elects to continue the contract under the spousal continuation provisions of the contract;


(5) a change of the Owner or Joint Owner for any reason, subject to our administrative procedures (a pro rata portion of the rider charge will be assessed);



(6)    the effective date of the cancellation of the rider; or


(7) the termination of the contract to which the rider is attached, other than due to death (a pro rata portion of the rider charge will be assessed).


Once the rider is terminated, the GWB rider charge will no longer be deducted, the GWB investment allocation restrictions will no longer apply, and the GWB restrictions on subsequent Purchase Payments will no longer apply.



ADDITIONAL INFORMATION. The GWB rider may affect the death benefit available under your contract. If the Owner or Joint Owner should die while the GWB rider is in effect, the Beneficiary may elect to receive the Remaining Guaranteed Withdrawal Amount as a death benefit, in which case we will pay the Remaining Guaranteed Withdrawal Amount on a monthly basis (or any mutually agreed upon frequency, but no less frequently than annually) until the Remaining Guaranteed Withdrawal Amount is exhausted. The Beneficiary's withdrawal rights then come to an end. Currently, there is no minimum dollar amount for the payments; however, we reserve the right to accelerate any payment, in a lump sum, that is less than $500 (see below). This death benefit will be paid instead of the applicable contractual death benefit. Otherwise, the provisions of that contractual death benefit will determine the amount of the death benefit. Except as may be required by the Internal Revenue Code, an annual payment will not exceed the Annual Benefit Payment. If your Beneficiary dies while such payments are made, we will continue making the payments to the Beneficiary's estate unless we have agreed to another payee in writing. If the contract is a Non-Qualified Contract, any death benefit must be paid out over a time period and in a manner that satisfies Section 72(s) of the Internal Revenue Code. If the Owner (or the Annuitant, if the Owner is not a natural person) dies prior to the "annuity starting date" (as defined under the Internal Revenue Code and regulations thereunder), the period over which the Remaining Guaranteed Withdrawal Amount is paid as a death benefit cannot exceed the remaining life expectancy of the payee under the appropriate IRS tables. For purposes of the preceding sentence, if the payee is a non-natural person, the Remaining Guaranteed Withdrawal Amount must be paid out within 5 years from the date of death. Payments under this death benefit must begin within 12 months following the date of death.

We reserve the right to accelerate any payment, in a lump sum, that is less than $500 or to comply with requirements under the Internal Revenue Code (including minimum distribution requirements for IRAs and other contracts subject to Section 401(a)(9) of the Internal Revenue Code and Non-Qualified Contracts subject to Section 72(s)). If you terminate the GWB rider because (1) you make a total withdrawal of your Account Value; (2) your Account Value is insufficient to pay the GWB rider charge; or (3) the contract Owner dies, except where the Beneficiary or Joint Owner is the spouse of the Owner and the spouse elects to continue the contract, you may not make additional Purchase Payments under the contract.



GUARANTEED WITHDRAWAL BENEFIT AND ANNUITIZATION. Since the Annuity Date at the time you purchase the contract is the later of age 90 of the Annuitant or 10 years from contract issue, you must make an election if you would like to extend your Annuity Date to the latest date permitted (subject to restrictions that may apply in New York State, restrictions imposed by your selling firm, and our current established administrative procedures). If you elect to extend your Annuity Date to the latest date permitted, and that date is reached, your contract must be annuitized (see "Annuity Payments (The Income Phase)"), or you must make a complete withdrawal of your Account Value.


If you annuitize at the latest date permitted, you must elect one of the following options:



1)    Annuitize the Account Value under the contract's annuity provisions.


2) Elect to receive the Annual Benefit Payment under the GWB rider paid each year until the RGWA is depleted. These payments will be equal in amount, except for the last payment that will be in an amount necessary to reduce the RGWA to zero.



If you do not select an Annuity Option or elect to receive payments under the GWB rider, we will annuitize your contract under the Life Annuity with 10 Years of Annuity Payments Guaranteed Annuity Option. However, if we do, we will adjust your Annuity Payment or the Annuity Option, if necessary, so your aggregate Annuity Payments will not be less than what you would have received under the GWB rider.



USE OF AUTOMATED REQUIRED MINIMUM DISTRIBUTION PROGRAM AND SYSTEMATIC WITHDRAWAL PROGRAM WITH GWB


For IRAs and other contracts subject to Section 401(a)(9) of the Internal Revenue Code, you may be required to take withdrawals to fulfill minimum distribution requirements generally beginning at age 70 1/2.


Used with the GWB rider, our Automated Required Minimum Distribution Program can help you fulfill minimum distribution requirements with respect to your contract without reducing the Total Guaranteed Withdrawal Amount (TGWA) and Remaining Guaranteed Withdrawal Amount (RGWA) on a proportionate basis. (Reducing the TGWA and RGWA on a proportionate basis could have the effect of reducing or eliminating the guarantees of the GWB rider.) The Automated Required Minimum Distribution Program calculates minimum distribution requirements with respect to your contract and makes payments to you on a monthly, quarterly, semi-annual, or annual basis.



Alternatively, you may choose to enroll in both the Automated Required Minimum Distribution Program and the Systematic Withdrawal Program (see "Access to Your Money - Systematic Withdrawal Program"). In order to avoid taking withdrawals that could reduce the TGWA and RGWA on a proportionate basis, withdrawals under the Systematic Withdrawal Program should not exceed the GWB Withdrawal Rate each Contract Year. Any amounts above the GWB Withdrawal Rate that need to be withdrawn to fulfill minimum distribution requirements can be paid out at the end of the calendar year by the Automated Required Minimum Distribution Program. For example, if you elect the GWB, enroll in the Systematic Withdrawal Program, and elect to receive monthly payments equal to the GWB Withdrawal Rate multiplied by the TGWA, you should also enroll in the Automated Required Minimum Distribution Program and elect to receive your Automated Required Minimum Distribution Program payment on an annual basis, after the Systematic Withdrawal Program monthly payment in December.



If you enroll in either the Automated Required Minimum Distribution Program or both the Automated Required Minimum Distribution Program and the Systematic

Withdrawal Program, you should not make additional withdrawals outside the programs. Additional withdrawals may result in the TGWA, RGWA, and Annual Benefit Payment being reduced.


To enroll in the Automated Required Minimum Distribution Program and/or the Systematic Withdrawal Program, please contact our Annuity Service Center.


GWB RATE TABLE



The GWB Rate Table lists the following for the GWB:



o  the GWB Withdrawal Rate: if you take withdrawals that do not exceed the GWB
       -------------------
     Withdrawal Rate multiplied by the Total Guaranteed Withdrawal Amount, those withdrawals will not reduce the Total Guaranteed Withdrawal Amount and Annual Benefit Payment. (Taking withdrawals that do exceed the GWB Withdrawal Rate multiplied by the Total Guaranteed Withdrawal Amount will reduce the Total Guaranteed Withdrawal Amount and Annual Benefit Payment, and may have a significant negative impact on the value of the benefits available under the GWB - see "Operation of the Guaranteed Withdrawal Benefit-Managing Your Withdrawals.") For IRAs and other Qualified Contracts, also see "Operation of the Guaranteed Withdrawal Benefit-Required Minimum Distributions.";


o  the GWB Purchase Payment Period, which is the period of time following the
       ---------------------------
     contract issue date during which you may make subsequent Purchase Payments (see "Operation of the Guaranteed Withdrawal Benefit - Restrictions on Subsequent Purchase Payments"); and


o  the Withdrawal Enhancement Rate, which is the percentage by which the GWB
       ---------------------------
     Withdrawal Rate will be increased if you request and meet the requirements of the Withdrawal Enhancement Feature under the GWB rider (see "Operation of the Guaranteed Withdrawal Benefit-Withdrawal Enhancement Feature").



DIFFERENT VERSIONS OF THE GWB. From time to time, we may introduce new versions of the GWB. If we introduce a new version of the rider, we generally will do so by updating the GWB Rate Table to show the new version, together with any prior versions, the dates each rider version was offered, and the specific rates and other terms applicable to each version. Changes to the GWB Rate Table after the date of this prospectus, reflecting a new version of the rider, will be made in a supplement to the prospectus.

GWB RATE TABLE




                                                                    GWB
               DATE        DATE                 GWB               PURCHASE  WITHDRAWAL
    GWB       FIRST        LAST             WITHDRAWAL            PAYMENT   ENHANCEMENT
   RIDER    AVAILABLE   AVAILABLE              RATE                PERIOD      RATE
                                         if first
                                        withdrawal
                                     taken before 5th  5.0%
                                         contract
                                       anniversary
                                         if first
                                        withdrawal
                                                                 120 days
                                    taken on or after
                                                                   from
                                       5th contract
   GWB v1   04/29/13        -                          6.0%      contract      150%
                                     anniversary but
                                                                   issue
                                       before 10th
                                                                   date
                                         contract
                                       anniversary
                                         if first
                                        withdrawal
                                    taken on or after  7.0%
                                      10th contract
                                       anniversary

8. PERFORMANCE

We periodically advertise subaccount performance relating to the Investment Portfolios. We will calculate performance by determining the percentage change in the value of an Accumulation Unit by dividing the increase (decrease) for that unit by the value of the Accumulation Unit at the beginning of the period. This performance number reflects the deduction of the Separate Account product charges (including certain death benefit rider charges) and the Investment Portfolio expenses. It does not reflect the deduction of any applicable account fee, withdrawal charge, or applicable optional rider charges. The deduction of these charges would reduce the percentage increase or make greater any percentage decrease. Any advertisement will also include total return figures which reflect the deduction of the Separate Account product charges (including certain death benefit rider charges), account fee, withdrawal charges, applicable optional rider charges, and the Investment Portfolio expenses.


For periods starting prior to the date the contract was first offered, the performance will be based on the historical performance of the corresponding Investment Portfolios for the periods commencing from the date on which the particular Investment Portfolio was made available through the Separate Account.


In addition, the performance for the Investment Portfolios may be shown for the period commencing from the inception date of the Investment Portfolios. These figures should not be interpreted to reflect actual historical performance of the Separate Account.


We may, from time to time, include in our advertising and sales materials performance information for funds or investment accounts related to the Investment Portfolios and/or their investment advisers or subadvisers. Such related performance information also may reflect the deduction of certain contract charges. We may also include in our advertising and sales materials tax deferred compounding charts and other hypothetical illustrations, which may include comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets.


We may advertise the living benefit and death benefit riders using illustrations showing how the benefit works with historical performance of specific Investment Portfolios or with a hypothetical rate of return (which rate will not exceed 12%) or a combination of historical and hypothetical returns. These illustrations will reflect the deduction of all applicable charges including the portfolio expenses of the underlying Investment Portfolios.


You should know that for any performance we illustrate, future performance will vary and results shown are not necessarily representative of future results.




9. DEATH BENEFIT

UPON YOUR DEATH



If you die during the Accumulation Phase, we will pay a death benefit to your Beneficiary (or Beneficiaries). The Principal Protection is the standard death benefit for your contract. If you are age 79 or younger at the effective date of your contract, you may select the optional Annual Step-Up Death Benefit rider.



The death benefits are described below. If you have already been issued a contract, please check your contract and riders for the specific provisions applicable to you.


The death benefit is determined as of the end of the Business Day on which we receive both due proof of death and an election for the payment method. Where there are multiple Beneficiaries, the death benefit will only be determined as of the time the first Beneficiary submits the necessary documentation in Good Order. If the death benefit payable is an amount that exceeds the Account Value on the day it is determined, we will apply to the contract an amount equal to the difference between the death benefit payable and the Account Value, in accordance with the current allocation of the Account Value. This death benefit amount remains in the Investment Portfolios until each of the other Beneficiaries submits the necessary documentation in Good Order to claim his/her death benefit. (See "General Death Benefit Provisions" below.) Any death benefit amounts held in the Investment Portfolios on behalf of the remaining Beneficiaries are subject to investment risk. There is no additional death benefit guarantee.


If you have a Joint Owner, the death benefit will be paid when the first Owner dies. Upon the death of either Owner, the surviving Joint Owner will be the primary Beneficiary. Any other Beneficiary designation will be treated as a contingent Beneficiary, unless instructed otherwise.


If a non-natural person owns the contract, the Annuitant will be deemed to be the Owner in determining the death benefit. If there are Joint Owners, the age of the older Owner will be used to determine the death benefit amount.



If we are presented with notification of your death before any requested transaction is completed (including transactions under a dollar cost averaging program, the Automatic Rebalancing Program, the Systematic Withdrawal Program, or the Automated Required Minimum Distribution Program), we will cancel the request. As described above, the death benefit will be determined when we receive both due proof of death and an election for the payment method.


STANDARD DEATH BENEFIT - PRINCIPAL PROTECTION


The death benefit will be the greater of:


(1)    the Account Value; or


(2) total Purchase Payments, reduced proportionately by the percentage reduction in Account Value attributable to each partial withdrawal (including any applicable withdrawal charge).


If the Owner is a natural person and the Owner is changed to someone other than a spouse, the death benefit amount will be determined as defined above; however, subsection (2) will be changed to provide as follows: "the Account Value as of the effective date of the change of Owner, increased by Purchase Payments received after the date of the change of Owner, reduced proportionately by the percentage reduction in Account Value attributable to each partial withdrawal (including any applicable withdrawal charge) made after such date."


In the event that a Beneficiary who is the spouse of the Owner elects to continue the contract in his or her name after the Owner dies, the death benefit amount will be determined in accordance with (1) or (2) above.



(See Appendix D for examples of the Principal Protection death benefit rider.)



OPTIONAL DEATH BENEFIT - ANNUAL STEP-UP


You may select the Annual Step-Up death benefit rider if you are age 79 or younger at the effective date of your contract. If you select the Annual Step-Up death benefit rider, the death benefit will be the greatest of:


(1)    the Account Value; or


(2) total Purchase Payments, reduced proportionately by the percentage reduction in Account Value attributable to each partial withdrawal (including any applicable withdrawal charge); or


(3)    the highest anniversary value, as defined below.


On the date we issue your contract, the highest anniversary value is equal to your initial Purchase Payment. Thereafter, the highest anniversary value (as recalculated) will be increased by subsequent Purchase Payments and reduced proportionately by the percentage reduction in Account Value attributable to each subsequent partial withdrawal (including any applicable withdrawal charge). On each contract anniversary prior to your 81st birthday, the highest anniversary value will be recalculated and set equal to the greater of the highest anniversary value before the recalculation or the Account Value on the date of the recalculation.


If the Owner is a natural person and the Owner is changed to someone other than a spouse, the death benefit is equal to the greatest of (1), (2) or (3); however, for purposes of calculating (2) and (3) above:


o Subsection (2) is changed to provide: "The Account Value as of the effective date of the change of Owner, increased by Purchase Payments received after the date of change of Owner, and reduced proportionately by the percentage reduction in Account Value attributable to each partial withdrawal (including any applicable withdrawal charge) made after such date."


o For subsection (3), the highest anniversary value will be recalculated to equal your Account Value as of the effective date of the change of Owner. Thereafter, the highest anniversary value (as recalculated) will be increased by subsequent Purchase Payments and reduced proportionately by the percentage reduction in Account Value attributable to each subsequent partial withdrawal (including any applicable withdrawal charge). On each contract anniversary prior to the Owner's 81st birthday, the highest anniversary value will be recalculated and set equal to the greater of the highest anniversary value before the recalculation or the Account Value on the date of the recalculation.


In the event that a Beneficiary who is the spouse of the Owner elects to continue the contract in his or her name after the Owner dies, the death benefit is equal to the greatest of (1), (2) or (3).



(See Appendix D for examples of the Annual Step-Up death benefit rider.)



GENERAL DEATH BENEFIT PROVISIONS


The death benefit amount remains in the Separate Account until distribution begins. From the time the death benefit is determined until complete distribution is made, any amount in the Separate Account will continue to be subject to investment risk. This risk is borne by the Beneficiary.


If the Beneficiary under a Qualified Contract is the Annuitant's spouse, the tax law generally allows distributions to begin by the year in which the Annuitant would have reached 70 1/2 (which may be more or less than five years after the Annuitant's death).


A Beneficiary must elect the death benefit to be paid under one of the payment options (unless the Owner has previously made the election). The entire death benefit must be paid within 5 years of the date of death unless the Beneficiary elects to have the death benefit payable under an Annuity Option. The death benefit payable under an Annuity Option must be paid over the Beneficiary's lifetime or for a period not extending beyond the Beneficiary's life expectancy. For Non-Qualified Contracts, payment must begin within one year of the date of death. For Qualified Contracts, payment must begin no later than the end of the calendar year immediately following the year of death.


We may also offer a payment option, for both Non-Qualified Contracts and certain Qualified Contracts, under which your Beneficiary may receive payments, over a period not extending beyond his or her life expectancy, under a method of distribution similar to the distribution of required minimum distributions from Individual Retirement Accounts. If this option is elected, we will issue a new contract to your Beneficiary in order to facilitate the distribution of payments. Your Beneficiary may choose any optional death benefit available under the new contract. Upon the death of your Beneficiary, the death benefit would be required to be distributed to your Beneficiary's Beneficiary at least as rapidly as under the method of distribution in effect at the time of your Beneficiary's death. (See "Federal Income Tax Status.") To the extent permitted under the tax law, and in accordance with our procedures, your designated Beneficiary is permitted under our procedures to make additional Purchase Payments consisting of monies which are direct transfers (as permitted under tax law) from other Qualified Contracts or Non-Qualified Contracts, depending on which type of contract you own, held in the name of the decedent. Any such additional Purchase Payments would be subject to applicable withdrawal charges. Your Beneficiary is also permitted to choose some of the optional benefits available under the contract, but certain contract provisions or programs may not be available.


If a lump sum payment is elected and all the necessary requirements are met, the payment will be made within 7 days. Payment to the Beneficiary under an Annuity Option may only be elected during the 60-day period beginning with the date we receive due proof of death.


If the Owner or a Joint Owner, who is not the Annuitant, dies during the Income Phase, any remaining payments under the Annuity Option elected will continue at least as rapidly as under the method of distribution in effect at the time of the Owner's death. Upon the death of the Owner or a Joint Owner during the Income Phase, the Beneficiary becomes the Owner.


SPOUSAL CONTINUATION


If the primary Beneficiary is the spouse of the Owner, upon the Owner's death, the Beneficiary may elect to continue the contract in his or her own name. Upon such election, the Account Value will be adjusted upward (but not downward) to an amount equal to the death benefit amount determined upon such election and receipt of due proof of death of the Owner. Any excess of the death benefit amount over the Account Value will be allocated to each applicable Investment Portfolio in the ratio that the Account Value in the Investment Portfolio bears to the total Account Value. The terms and conditions of the contract that applied prior to the Owner's death will continue to apply, with certain exceptions described in the contract.


For purposes of the death benefit on the continued contract, the death benefit is calculated in the same manner as it was prior to continuation except that all values used to calculate the death benefit, which may include a highest anniversary value (depending on whether you elected an optional death benefit), are reset on the date the spouse continues the contract.


Spousal continuation will not satisfy minimum required distribution rules for Qualified Contracts other than IRAs (see "Federal Income Tax Status").


Under the Internal Revenue Code (the "Code"), spousal continuation and certain distribution options are available only to a person who is defined as a "spouse" under the Federal Defense of Marriage Act or other applicable federal law. All contract provisions will be interpreted and administered in accordance with the requirements of the Code. Therefore, under current federal law, a purchaser who has or is contemplating a civil union or same-sex marriage should note that the favorable tax treatment afforded under federal law would not be available to such same-sex partner or same-sex spouse. Same-sex partners or spouses who own or are considering the purchase of annuity products that provide benefits based upon status as a spouse should consult a tax adviser.


DEATH OF THE ANNUITANT


If the Annuitant, not an Owner or Joint Owner, dies during the Accumulation Phase, you automatically become the Annuitant. You can select a new Annuitant if you do not want to be the Annuitant (subject to our then-current underwriting standards). However, if the Owner is a non-natural person (for example, a trust), then the death of the primary Annuitant will be treated as the death of the Owner, and a new Annuitant may not be named.


Upon the death of the Annuitant after Annuity Payments begin, the death benefit, if any, will be as provided for in the Annuity Option selected. Death benefits will be paid at least as rapidly as under the method of distribution in effect at the Annuitant's death.


CONTROLLED PAYOUT


You may elect to have the death benefit proceeds paid to your Beneficiary in the form of Annuity Payments for life or over a period of time that does not exceed your Beneficiary's life expectancy. This election must be in writing in a form acceptable to us. You may revoke the election only in writing and only in a form acceptable to us. Upon your death, the Beneficiary cannot revoke or modify your election. The Controlled Payout is only available to Non-Qualified Contracts.


10. FEDERAL INCOME TAX STATUS

The following discussion is general in nature and is not intended as tax advice. Each person concerned should consult a competent tax adviser. No attempt is made to consider any applicable state tax or other tax laws, or to address any state and local estate, inheritance and other tax consequences of ownership or receipt of distributions under a contract.


When you invest in an annuity contract, you usually do not pay taxes on your investment gains until you withdraw the money, generally for retirement purposes. If you invest in an annuity contract as part of an individual retirement plan, pension plan or employer-sponsored retirement program, your contract is called a QUALIFIED CONTRACT. The tax rules applicable to Qualified Contracts vary according to the type of retirement plan and the terms and conditions of the plan. You should note that for any Qualified Contract, the tax deferred accrual feature is provided by the tax qualified retirement plan, and as a result there should be reasons other than tax deferral for acquiring the contract within a qualified plan.


If your annuity is independent of any formal retirement or pension plan, it is termed a NON-QUALIFIED CONTRACT.


Under current federal income tax law, the taxable portion of distributions under variable annuity contracts and qualified plans (including IRAs) is not eligible for the reduced tax rate applicable to long-term capital gains and qualifying dividends.


TAXATION OF NON-QUALIFIED CONTRACTS


NON-NATURAL PERSON. If a non-natural person (e.g., a trust) owns a Non-Qualified Contract, the taxpayer generally must include in income any increase in the excess of the Account Value over the investment in the contract (generally, the premiums or other consideration paid for the contract) during the taxable year. There are some exceptions to this rule and a prospective Owner that is not a natural person should discuss these with a tax adviser.


The following discussion generally applies to Non-Qualified Contracts owned by natural persons.


WITHDRAWALS. When a withdrawal from a Non-Qualified Contract occurs, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the Account Value immediately before the distribution over the Owner's investment in the contract (generally, the premiums or other consideration paid for the contract, reduced by any amount previously distributed from the contract that was not subject to tax) at that time. In the case of a surrender under a Non-Qualified Contract, the amount received generally will be taxable only to the extent it exceeds the Owner's investment in the contract.


It is conceivable that certain benefits or the charges for certain benefits such as the GWB rider or any of the guaranteed death benefits, could be considered to be taxable each year as deemed distributions from the contract to pay for non-annuity benefits. We currently treat these charges and benefits as an intrinsic part of the annuity contract and do not tax report these as taxable income until distributions are actually made. However, it is possible that this may change in the future if we determine that this is required by the IRS. If so, the charges or benefits could also be subject to a 10% penalty tax if the taxpayer is under age 59 1/2.


The tax treatment of withdrawals under a Guaranteed Withdrawal Benefit is also uncertain. It is conceivable that the amount of potential gain could be determined based on the Remaining Guaranteed Withdrawal Amount at the time of the withdrawal, if greater than the Account Value. This could result in a greater amount of taxable income in certain cases. In general, at the present time, we intend to tax report such withdrawals using the gross Account Value rather than the Remaining Guaranteed Withdrawal Amount at the time of the withdrawal to determine gain. However, in cases where the maximum permitted withdrawal in any year under the GWB exceeds the gross Account Value, the portion of the withdrawal treated as taxable gain (not to exceed the amount of the withdrawal) should be measured as the difference between the maximum permitted withdrawal amount under the benefit and the remaining after-tax basis immediately preceding the withdrawal. Consult your tax adviser.


We reserve the right to change our tax reporting practices if we determine that they are not in accordance with IRS guidance (whether formal or informal).


ADDITIONAL PENALTY TAX ON CERTAIN WITHDRAWALS. In the case of a distribution (or a deemed distribution) from a Non-Qualified Contract, there may be imposed a federal tax penalty equal to 10% of the amount treated as income. In general, however, there is no penalty on distributions:


o  made on or after the taxpayer reaches age 59 1/2;


o  made on or after the death of an Owner;


o  attributable to the taxpayer's becoming disabled;


o made as part of a series of substantially equal periodic payment (at least annually) for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her designated Beneficiary; or


o under certain immediate income annuities providing for substantially equal payments made at least annually.


Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. Also, additional exceptions apply to distributions from a Qualified Contract. You should consult a tax adviser with regard to exceptions from the penalty tax.


ANNUITY PAYMENTS. Although tax consequences may vary depending on the payout option elected under an annuity contract, a portion of each Annuity Payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of any Annuity Payment is generally determined in a manner that is designed to allow you to recover your investment in the contract ratably on a tax-free basis over the expected stream of Annuity Payments, as determined when Annuity Payments start. Once your investment in the contract has been fully recovered, however, the full amount of each Annuity Payment is subject to tax as ordinary income. In general, the amount of each payment under a variable Annuity Payment option that can be excluded from federal income tax is the remaining after-tax cost in the amount annuitized at the time such payments commence, divided by the number of expected payments, subject to certain adjustments. No deduction is permitted for any excess of such excludable amount for a year over the Annuity Payments actually received in that year. However, you may elect to increase the excludable amount attributable to future years by a ratable portion of such excess. Consult your tax adviser as to how to make such election and also as to how to treat the loss due to any unrecovered investment in the contract when the income stream is terminated. Once the investment in the contract has been recovered through the use of the excludable amount, the entire amount of all future payments are includable in taxable income.



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


The IRS has not furnished explicit guidance as to how the excludable amount is to be determined each year under variable income annuities that permit transfers between the fixed Annuity Option and variable Investment Portfolios, as well as transfers between Investment Portfolios after the annuity starting date. Consult your tax adviser.



Beginning January 1, 2013, a new 3.8% Medicare contribution tax will be imposed on the "net investment income" of certain individuals whose income exceeds certain threshold amounts (Health Care and Education Reconciliation Act of 2010). For purposes of this tax, net investment income will include income from Non-Qualified Contracts (as well as interest, dividends, and certain other items).


The new 3.8% Medicare tax is imposed on the lesser of:


     1. the taxpayer's "net investment income" (from Non-Qualified Contracts, interest, dividends, etc., offset by specified allowable deductions); or


2. the taxpayer's modified adjusted gross income in excess of a specified income threshold ($250,000 for married couples filing jointly, $125,000 for married couples filing separately, and $200,000 otherwise).


"Net investment income" in Item 1 does not include distributions from tax-qualified plans (i.e., arrangements described in sections 401(a), 403(a), 403(b), 408, 408A, or 457(b) of the Internal Revenue Code (the Code)), but such income will increase modified adjusted gross income in Item 2.


The IRS has issued proposed guidance regarding this income surtax. You should consult your tax adviser regarding the applicability of this tax to income you would receive under this annuity contract.



Starting in 2011, if your contract allows and you elect to apply less than the entire Account Value of your contract to a pay-out option provided under the contract ("partial annuitization"), an exclusion ratio will apply to the Annuity Payments you receive, provided the payout period is for 10 years or more, or for the life of one or more individuals. Your after-tax Purchase Payments in the contract will be allocated pro rata between the annuitized portion of the contract and the portion that remains deferred. Consult your own independent tax adviser before you partially annuitize your contract.


TAXATION OF DEATH BENEFIT PROCEEDS. Amounts may be distributed from a Non-Qualified Contract because of your death or the death of the Annuitant. Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a surrender of the contract, or (ii) if distributed under a payout option, they are taxed in the same way as Annuity Payments.


See the Statement of Additional Information as well as "Death Benefit - General Death Benefit Provisions" in this prospectus for a general discussion on the federal income tax rules applicable to how death benefits must be distributed.


TRANSFERS, ASSIGNMENTS OR EXCHANGES OF A CONTRACT. Where otherwise permitted under the terms of the contract, a transfer or assignment of ownership of a Non-Qualified Contract, the designation or change of an Annuitant, the selection of certain maturity dates, or the exchange of a contract may result in certain adverse tax consequences to you that are not discussed herein. An Owner contemplating any such transfer, assignment, exchange or event should consult a tax adviser as to the tax consequences.


WITHHOLDING. Annuity distributions are generally subject to withholding for the recipient's federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.


MULTIPLE CONTRACTS. The tax law provides that deferred annuities issued after October 21, 1988 by the same insurance company or an affiliate in the same calendar year to the same Owner are combined for tax purposes. As a result, a greater portion of your withdrawals may be considered taxable income than you would otherwise expect. Please consult your own tax adviser.


OWNERSHIP OF THE INVESTMENTS. In certain circumstances, Owners of variable annuity contracts have been considered to be the Owners of the assets of the underlying Separate Account for federal income tax purposes due to their ability to exercise investment control over those assets. When this is the case, the contract Owners have been currently taxed on income and gains attributable to the variable account assets. There is little guidance in this area, and some features of the contract, such as the number of funds available and the flexibility of the contract Owner to allocate premium payments and transfer amounts among the funding options, have not been addressed in public rulings. While we believe that the contract does not give the contract Owner investment control over Separate Account assets, we reserve the right to modify the contract as necessary to prevent a contract

Owner from being treated as the Owner of the Separate Account assets supporting the contract.


FURTHER INFORMATION. We believe that the contracts will qualify as annuity contracts for federal income tax purposes and the above discussion is based on that assumption. Further details can be found in the Statement of Additional Information under the heading "Tax Status of the Contracts."


TAXATION OF QUALIFIED CONTRACTS


The tax rules applicable to Qualified Contracts vary according to the type of retirement plan and the terms and conditions of the plan. Your rights under a Qualified Contract may be subject to the terms of the retirement plan itself, regardless of the terms of the Qualified Contract. Adverse tax consequences may result if you do not ensure that contributions, distributions and other transactions with respect to the contract comply with the law.


WITHDRAWALS. In the case of a withdrawal under a Qualified Contract, a ratable portion of the amount received is taxable, generally based on the ratio of the "investment in the contract" to the individual's total account balance or accrued benefit under the retirement plan. The "investment in the contract" generally equals the amount of any non-deductible Purchase Payments paid by or on behalf of any individual. In many cases, the "investment in the contract" under a Qualified Contract can be zero.



INDIVIDUAL RETIREMENT ACCOUNTS (IRAS). IRAs, as defined in section 408 of the Code, permit individuals to make annual contributions of up to the lesser of the applicable dollar amount for the year (for 2013, $5,500 plus, for an Owner age 50 or older, $1,000) or the amount of compensation includible in the individual's gross income for the year. The contributions may be deductible in whole or in part, depending on the individual's income. Distributions from certain retirement plans may be "rolled over" into an IRA on a tax-deferred basis without regard to these limits. Amounts in the IRA (other than non-deductible contributions) are taxed when distributed from the IRA. A 10% penalty tax generally applies to distributions made before age 59 1/2, unless an exception applies. The contract (and appropriate IRA tax endorsements) have not yet been submitted to the IRS for review and approval as to form. Such approval is not required to constitute a valid Traditional IRA or SIMPLE IRA. Such approval does not constitute an IRS endorsement of the investment options and benefits offered under the contract. Traditional IRAs/SEPs, SIMPLE IRAs and Roth IRAs may not invest in life insurance. The contract may provide death benefits that could exceed the greater of premiums paid or the account balance. The final required minimum distribution income tax regulations generally treat such benefits as part of the annuity contract and not as life insurance and require the value of such benefits to be included in the participant's interest that is subject to the required minimum distribution rules.


SIMPLE IRA. A SIMPLE IRA permits certain small employers to establish SIMPLE plans as provided by section 408(p) of the Code, under which employees may elect to defer to a SIMPLE IRA a percentage of compensation up to $12,000 for 2013 (plus, for an employee age 50 or older, $2,500). The sponsoring employer is generally required to make matching or non-elective contributions on behalf of employees. Distributions from SIMPLE IRA's are subject to the same restrictions that apply to IRA distributions and are taxed as ordinary income. Subject to certain exceptions, premature distributions prior to age 59 1/2 are subject to a 10% penalty tax, which is increased to 25% if the distribution occurs within the first two years after the commencement of the employee's participation in the plan.




ROTH IRA. A Roth IRA, as described in section 408A of the Code, permits certain eligible individuals to make non-deductible contributions to a Roth IRA in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA is generally subject to tax, and other special rules apply. The Owner may wish to consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA. A 10% penalty tax may apply to amounts attributable to a conversion from an IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made.



PENSION PLANS. Corporate pension and profit-sharing plans under Section 401(a) of the Code allow corporate employers to establish various types of retirement plans for



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



employees, and self-employed individuals to establish qualified plans for themselves and their employees. Adverse tax consequences to the retirement plan, the participant or both may result if the contract is transferred to any individual as a means to provide benefit payments, unless the plan complies with all the requirements applicable to such benefits prior to transferring the contract. Subject to certain exceptions, premature distributions prior to age 59 1/2 are subject to a 10% penalty tax. The contract includes optional death benefits that in some cases may exceed the greater of the premium payments or the Account Value.


TAX SHELTERED ANNUITIES. Tax Sheltered Annuities (TSA) that qualify under section 403(b) of the Code allow employees of certain section 501(c)(3) organizations and public schools to exclude from their gross income the premium payments made, within certain limits, on a contract that will provide an annuity for the employee's retirement. These premium payments may be subject to FICA (social security) tax. Distributions of (1) salary reduction contributions made in years beginning after December 31, 1988; (2) earnings on those contributions; and (3) earnings on amounts held as of the close of the last year beginning before January 1, 1989, are not allowed prior to age 59 1/2, severance from employment, death or disability. Salary reduction contributions may also be distributed upon hardship, but would generally be subject to penalties.



Income tax regulations issued in July 2007 require certain fundamental changes to these arrangements, including: (a) a requirement that there be a written plan document in addition to the annuity contract (or section 403(b)(7) custodial account), (b) significant restrictions on the ability of participants to direct proceeds between 403(b) annuity contracts and (c) new restrictions on withdrawals of amounts attributable to contributions other than elective deferrals.


The regulations are now in effect, including a prohibition on use of new life insurance under section 403(b) arrangements and rules affecting payroll taxes on certain types of contributions. Please note that, in light of the regulations, this contract is not available for purchase via a "90-24" transfer.



Recent income tax regulations also provide certain new restrictions on withdrawals of amounts from tax sheltered annuities that are not attributable to salary reduction contributions. Under these regulations, a section 403(b) contract is permitted to distribute retirement benefits attributable to pre-tax contributions other than elective deferrals to the participant no earlier than upon the earlier of the participant's severance from employment or upon the prior occurrence of some event such as after a fixed number of years, the attainment of a stated age, or disability. This new withdrawal restriction is applicable for tax sheltered annuity contracts issued on or after January 1, 2009.



Recently enacted legislation allows (but does not require) 403(b) plans that offer designated Roth accounts to permit participants to roll their non-Roth account assets into a designated Roth account under the same plan, provided the non-Roth assets are distributable under the plan and otherwise eligible for rollover.


SECTION 457(B) PLANS. An eligible 457(b) plan, while not actually a qualified plan as that term is normally used, provides for certain eligible deferred compensation plans with respect to service for state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities, and tax exempt organizations. Under such plans a participant may specify the form of investment in which his or her participation will be made. Under a non-governmental plan, which must be a tax-exempt entity under section 501(c) of the Code, all such investments, however, are owned by and are subject to, the claims of the general creditors of the sponsoring employer. In general, all amounts received under a non-governmental section 457(b) plan are taxable and are subject to federal income tax withholding as wages.


SEPARATE ACCOUNT CHARGES FOR DEATH BENEFITS. For contracts purchased under section 401(a) plans or 403(b) plans, certain death benefits could conceivably be characterized as an incidental benefit, the amount of which is limited in any pension or profit-sharing plan. Because the death benefits, in certain cases, may exceed this limitation employers using a contract in connection with such plans should consult their tax adviser. Additionally, it is conceivable that the explicit charges for, or the amount of the mortality and expense charges allocable to, such benefits may be considered taxable distributions.


OTHER TAX ISSUES. Qualified Contracts (including contracts under section 457(b) plans) have required minimum distribution (RMD) rules that govern the timing and amount of distributions. You should refer to your retirement plan, adoption agreement, or consult a tax adviser for more information about these distribution rules. Failure to meet such rules generally results in the imposition of a 50% excise tax on the amount that should have been, but was not, distributed.


Final income tax regulations regarding minimum distribution requirements were released in June 2004. These regulations affect both deferred and income annuities. Under these rules, effective with respect to minimum distributions required for the 2006 distribution year, in general, the value of all benefits under a deferred annuity (including death benefits in excess of Account Value, as well as all living benefits) must be added to the Account Value in computing the amount required to be distributed over the applicable period.


The final required minimum distribution regulations permit income payments to increase due to "actuarial gain" which includes the investment performance of the underlying assets, as well as changes in actuarial factors and assumptions under certain conditions. Additionally, withdrawals may also be permitted under certain conditions. The new rules are not entirely clear, and you should consult with your own tax adviser to determine whether your variable income annuity will satisfy these rules for your own situation.


For RMDs following the death of the Annuitant of a Qualified Contract, the five-year rule is applied without regard to calendar year 2009. For instance, for a contract Owner who died in 2007, the five-year period would end in 2013 instead of 2012. The RMD rules are complex, so consult with your tax adviser because the application of these rules to your particular circumstances may have been impacted by the 2009 RMD waiver.


Distributions from Qualified Contracts generally are subject to withholding for the Owner's federal income tax liability. The withholding rate varies according to the type of distribution and the Owner's tax status. The Owner will be provided the opportunity to elect not to have tax withheld from distributions.


"Eligible rollover distributions" from section 401(a), 403(a), 403(b) and governmental section 457(b) plans are subject to a mandatory federal income tax withholding of 20%. An eligible rollover distribution is any distribution to an employee (or employee's spouse or former spouse as Beneficiary or alternate payee) from such a plan, except certain distributions such as distributions required by the Code, distributions in a specified annuity form or hardship distributions. The 20% withholding does not apply, however, if the employee chooses a "direct rollover" from the plan to a tax-qualified plan, IRA or tax sheltered annuity or to a governmental 457(b) plan that agrees to separately account for rollover contributions. Effective March 28, 2005, certain mandatory distributions made to participants in an amount in excess of $1,000 must be rolled over to an IRA designated by the Plan, unless the participant elects to receive it in cash or roll it over to a different IRA or eligible retirement plan of his or her own choosing. General transitional rules apply as to when plans have to be amended. Special effective date rules apply for governmental plans and church plans.


COMMUTATION FEATURES UNDER ANNUITY PAYMENT OPTIONS. Please be advised that the tax consequences resulting from the election of an Annuity Payment option containing a commutation feature are uncertain and the IRS may determine that the taxable amount of Annuity Payments and withdrawals received for any year could be greater than or less than the taxable amount reported by us. The exercise of the commutation feature also may result in adverse tax consequences including:


o The imposition of a 10% penalty tax on the taxable amount of the commuted value, if the taxpayer has not attained age 59 1/2 at the time the withdrawal is made. This 10% penalty tax is in addition to the ordinary income tax on the taxable amount of the commuted value.


o The retroactive imposition of the 10% penalty tax on Annuity Payments received prior to the taxpayer attaining age 59 1/2.


o The possibility that the exercise of the commutation feature could adversely affect the amount excluded from federal income tax under any Annuity Payments made after such commutation.


A payee should consult with his or her own tax adviser prior to electing to annuitize the contract and prior to exercising any commutation feature under an Annuity Payment option.


FEDERAL ESTATE TAXES. While no attempt is being made to discuss the federal estate tax implications of the contract, you should keep in mind that the value of an annuity contract owned by a decedent and payable to a Beneficiary by virtue of surviving the decedent is included in the decedent's gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment



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


payable to the designated Beneficiary or the actuarial value of the payments to be received by the Beneficiary. Consult an estate planning adviser for more information.


GENERATION-SKIPPING TRANSFER TAX. Under certain circumstances, the Code may impose a "generation-skipping transfer tax" when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the contract Owner. Regulations issued under the Code may require us to deduct the tax from your contract, or from any applicable payment, and pay it directly to the IRS.


ANNUITY PURCHASE PAYMENTS BY NONRESIDENT ALIENS AND FOREIGN CORPORATIONS. The discussion above provides general information regarding U.S. federal income tax consequences to annuity purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to the U.S. federal withholding tax on taxable distributions from annuity contracts at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S., state, and foreign taxation with respect to an annuity contract purchase.


PUERTO RICO TAX CONSIDERATIONS


The Puerto Rico Internal Revenue Code of 2011 (the "2011 PR Code") taxes distributions from non-qualified annuity contracts differently than in the U.S. Distributions that are not in the form of an annuity (including partial surrenders and period certain payments) are treated under the 2011 PR Code first as a return of investment. Therefore, a substantial portion of the amounts distributed generally will be excluded from gross income for Puerto Rico tax purposes until the cumulative amount paid exceeds your tax basis. The amount of income on annuity distributions (payable over your lifetime) is calculated differently under the 2011 PR Code. Since the U.S. source income generated by a Puerto Rico bona fide resident is subject to U.S. income tax and the Internal Revenue Service issued guidance in 2004 which indicated that the income from an annuity contract issued by a U.S. life insurer would be considered U.S. source income, the timing of recognition of income from an annuity contract could vary between the two jurisdictions. Although the 2011 PR Code provides a credit against the Puerto Rico income tax for U.S. income taxes paid, an individual may not get full credit because of the timing differences. You should consult with a personal tax adviser regarding the tax consequences of purchasing an annuity contract and/or any proposed distribution, particularly a partial distribution or election to annuitize.


TAX BENEFITS RELATED TO THE ASSETS OF THE SEPARATE ACCOUNT


We may be entitled to certain tax benefits related to the assets of the Separate Account. These tax benefits, which may include foreign tax credits and corporate dividends received deductions, are not passed back to the Separate Account or to contract Owners because we are the Owner of the assets from which the tax benefits are derived.


POSSIBLE TAX LAW CHANGES


Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the contract could change by legislation or otherwise. We will notify you of any changes to your contract. Consult a tax adviser with respect to legislative developments and their effect on the contract.


We have the right to modify the contract in response to legislative changes that could otherwise diminish the favorable tax treatment that annuity contract Owners currently receive. We make no guarantee regarding the tax status of the contract and do not intend the above discussion as tax advice.




11. OTHER INFORMATION

FIRST METLIFE INVESTORS


First MetLife Investors is a stock life insurance company that was organized under the laws of the State of New York on December 31, 1992, as First Xerox Life Insurance Company. On June 1, 1995, a wholly-owned subsidiary of General American Life Insurance Company purchased First Xerox Life Insurance Company, which on that date changed its name to First Cova Life Insurance Company. On January 6, 2000, Metropolitan Life Insurance Company acquired GenAmerica Financial Corporation, the ultimate parent of General American Life Insurance Company. We changed our name to First MetLife Investors Insurance Company on February 12, 2001. On December 31, 2002, First MetLife Investors became an indirect subsidiary of MetLife, Inc., the holding company of Metropolitan Life Insurance Company and a listed company on the New York Stock Exchange. On October 1, 2004, First MetLife Investors became a direct subsidiary of



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


MetLife, Inc. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and institutional customers. First MetLife Investors is licensed to do business only in the State of New York.


THE SEPARATE ACCOUNT


We have established a SEPARATE ACCOUNT, First MetLife Investors Variable Annuity Account One (Separate Account), to hold the assets that underlie the contracts. Our Board of Directors adopted a resolution to establish the Separate Account under New York insurance law on December 31, 1992. We have registered the Separate Account with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940. The Separate Account is divided into subaccounts.


The Separate Account's assets are solely for the benefit of those who invest in the Separate Account and no one else, including our creditors. The assets of the Separate Account are held in our name on behalf of the Separate Account and legally belong to us. All the income, gains and losses (realized or unrealized) resulting from these assets are credited to or charged against the contracts issued from this Separate Account without regard to our other business.


We reserve the right to transfer assets of the Separate Account to another account, and to modify the structure or operation of the Separate Account, subject to necessary regulatory approvals. If we do so, we guarantee that the modification will not affect your Account Value.


We are obligated to pay all money we owe under the contracts - such as death benefits and income payments - even if that amount exceeds the assets in the Separate Account. Any such amount that exceeds the assets in the Separate Account is paid from our general account. Any amount under any optional death benefit or optional Guaranteed Withdrawal Benefit that exceeds the assets in the Separate Account is also paid from our general account. Benefit amounts paid from the general account are subject to our financial strength and claims paying ability and our long term ability to make such payments. We issue other annuity contracts and life insurance policies where we pay all money we owe under those contracts and policies from our general account. First MetLife Investors is regulated as an insurance company under state law, which generally includes limits on the amount and type of investments in our general account. However, there is no guarantee that we will be able to meet our claims paying obligations; there are risks to purchasing any insurance product.


DISTRIBUTOR


We have entered into a distribution agreement with our affiliate, MetLife Investors Distribution Company (Distributor), 5 Park Plaza, Suite 1900, Irvine, CA 92614, for the distribution of the contracts. Distributor is a member of the Financial Industry Regulatory Authority (FINRA). FINRA provides background information about broker-dealers and their registered representatives through FINRA BrokerCheck. You may contact the FINRA BrokerCheck Hotline at 1-800-289-9999, or log on to www.finra.org. An investor brochure that includes information describing FINRA BrokerCheck is available through the Hotline or on-line.


Distributor, and in certain cases, we, have entered into selling agreements with other affiliated and unaffiliated selling firms for the sale of the contracts. We pay compensation to Distributor for sales of the contracts by selling firms. We also pay amounts to Distributor that may be used for its operating and other expenses, including the following sales expenses: compensation and bonuses for the Distributor's management team, advertising expenses, and other expenses of distributing the contracts. Distributor's management team also may be eligible for non-cash compensation items that we may provide jointly with Distributor. Non-cash items include conferences, seminars and trips (including travel, lodging and meals in connection therewith), entertainment, merchandise and other similar items.


All of the Investment Portfolios make payments to Distributor under their distribution plans in consideration of services provided and expenses incurred by Distributor in distributing shares of the Investment Portfolios. (See "Fee Tables and Examples - Investment Portfolio Expenses" and the fund prospectuses.) These payments range from 0.15% to 0.55% of Separate Account assets invested in the particular Investment Portfolio.



We pay American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series, a percentage of Purchase Payments allocated to the following portfolios for the services it provides in marketing the portfolios' shares in connection with the contract: the American Funds (Reg.
TM) Growth Portfolio, the American Funds (Reg. TM) Moderate Allocation Portfolio, the American Funds (Reg. TM)




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


Balanced Allocation Portfolio, and the American Funds (Reg. TM) Growth Allocation Portfolio.


SELLING FIRMS


As noted above, Distributor, and in certain cases, we, have entered into selling agreements with affiliated and unaffiliated selling firms for the sale of the contracts. Affiliated selling firms include MetLife Securities, Inc. (MetLife Securities); New England Securities Corporation; Tower Square Securities, Inc.; and Walnut Street Securities, Inc. All selling firms receive commissions, and they may also receive some form of non-cash compensation. Certain selected selling firms receive additional compensation (described below under "Additional Compensation for Selected Selling Firms"). These commissions and other incentives or payments are not charged directly to contract Owners or the Separate Account. We intend to recoup commissions and other sales expenses through fees and charges deducted under the contract or from our general account. A portion of the payments made to selling firms may be passed on to their sales representatives in accordance with the selling firms' internal compensation programs. Those programs may also include other types of cash and non-cash compensation and other benefits.


COMPENSATION PAID TO SELLING FIRMS. We and Distributor pay compensation to all affiliated and unaffiliated selling firms in the form of commissions and may also provide certain types of non-cash compensation. The maximum commission payable for contract sales and additional Purchase Payments by selling firms is 6.5% of Purchase Payments. Some selling firms may elect to receive a lower commission when a Purchase Payment is made, along with annual trail commissions beginning in year two up to 1.25% of Account Value (less Purchase Payments received within the previous 12 months) for so long as the contract remains in effect or as agreed in the selling agreement. We also pay commissions when a contract Owner elects to begin receiving regular income payments (referred to as "Annuity Payments"). (See "Annuity Payments - The Income Phase.") Distributor may also provide non-cash compensation items that we may provide jointly with Distributor. Non-cash items include expenses for conference or seminar trips and certain gifts. With respect to the contracts, the compensation paid to affiliated selling firms is generally not expected to exceed, on a present value basis, the aggregate amount of commission that is paid by Distributor to all other selling firms as noted above.


SALES BY OUR AFFILIATES. As previously noted, we and Distributor may offer the contracts through retail selling firms that are affiliates of ours. The amount of compensation the affiliated selling firms pass on to their sales representatives is determined in accordance with their own internal compensation programs. These programs may also include other types of cash compensation, such as bonuses, equity awards (such as stock options), training allowances, supplementary salary, financing arrangements, marketing support, medical and other insurance benefits, retirement benefits, non-qualified deferred compensation plans and other benefits. For sales representatives of certain affiliates, the amount of this additional compensation is based primarily on the amount of proprietary products sold and serviced by the representative. Proprietary products are those issued by us or our affiliates. The managers who supervise these sales representatives may also be entitled to additional cash compensation based on the sale of proprietary products sold by their representatives. Because the additional cash compensation paid to these sales representatives and their managers is primarily based on sales of proprietary products, these sales representatives and their managers have an incentive to favor the sale of proprietary products over other products issued by non-affiliates.


Sales representatives of our affiliate, MetLife Securities, receive cash payments for the products they sell and service based upon a "gross dealer concession" model. The cash payment received by the sales representative is equal to a percentage of the gross dealer concession. For MetLife Securities sales represenatives other than those in its MetLife Resources (MLR) division, the percentage is determined by a formula that takes into consideration the amount of proprietary products that the sales representative sells and services. The percentage could be as high as 100%. (MLR sales representatives receive compensation based on premiums and Purchase Payments applied to all products sold and serviced by the representative.) In addition, MetLife sales representatives may be entitled to the additional compensation described above based on sales of proprietary products. Because sales of proprietary products are a factor determining the percentage of gross dealer concession and/or the amount of additional compensation to which MetLife Securities sales representatives are entitled, the sales representatives have an incentive to favor the sale of the contracts over other similar products issued by non-affiliates. In addition, because the MetLife Securities sales managers' compensation is based upon the sales made by the sales representatives they supervise, the MetLife Securities sales managers also have an incentive to favor the sale of proprietary products.


We may also make certain payments to the business unit responsible for the operation of the distribution systems through which the contracts are sold. These amounts are part of the total compensation paid for the sale of the contracts.


Ask your registered representative for further information about what payments your registered representative and the selling firm for which he or she works may receive in connection with your purchase of a contract.


ADDITIONAL COMPENSATION FOR SELECTED SELLING FIRMS. We and Distributor have entered into distribution arrangements with certain selected selling firms. Under these arrangements we and Distributor may pay additional compensation to selected selling firms, including marketing allowances, introduction fees, persistency payments, preferred status fees and industry conference fees. Marketing allowances are periodic payments to certain selling firms, the amount of which depends on cumulative periodic (usually quarterly) sales of our insurance contracts (including the contracts offered by this prospectus) and may also depend on meeting thresholds in the sale of certain of our insurance contracts (other than the contracts offered by this prospectus). They may also include payments we make to cover the cost of marketing or other support services provided for or by registered representatives who may sell our products. Introduction fees are payments to selling firms in connection with the addition of our products to the selling firm's line of investment products, including expenses relating to establishing the data communications systems necessary for the selling firm to offer, sell and administer our products. Persistency payments are periodic payments based on Account Values of our variable insurance contracts (including Account Values of the contracts) or other persistency standards. Preferred status fees are paid to obtain preferred treatment of the contracts in selling firms' marketing programs, which may include marketing services, participation in marketing meetings, listings in data resources and increased access to their sales representatives. Industry conference fees are amounts paid to cover in part the costs associated with sales conferences and educational seminars for selling firms' sales representatives. We and Distributor have entered into such distribution agreements with our affiliates, Tower Square Securities, Inc. and Walnut Street Securities, Inc., as well as unaffiliated selling firms identified in the Statement of Additional Information. We and Distributor may enter into similar arrangements with other affiliates, such as MetLife Securities and New England Securities Corporation.


The additional types of compensation discussed above are not offered to all selling firms. The terms of any particular agreement governing compensation may vary among selling firms and the amounts may be significant. The prospect of receiving, or the receipt of, additional compensation as described above may provide selling firms and/or their sales representatives with an incentive to favor sales of the contracts over other variable annuity contracts (or other investments) with respect to which selling firm does not receive additional compensation, or lower levels of additional compensation. You may wish to take such payment arrangements into account when considering and evaluating any recommendation relating to the contracts. For more information about any such additional compensation arrangements, ask your registered representative. (See the Statement of Additional Information - "Distribution" for a list of selling firms that received compensation during 2012, as well as the range of additional compensation paid.)


REQUESTS AND ELECTIONS


We will treat your request for a contract transaction, or your submission of a Purchase Payment, as received by us if we receive a request conforming to our administrative procedures or a payment at our Annuity Service Center before the close of regular trading on the New York Stock Exchange on that day. We will treat your submission of a Purchase Payment as received by us if we receive a payment at our Annuity Service Center (or a designee receives a payment in accordance with the designee's administrative procedures) before the close of regular trading on the New York Stock Exchange on that day. If we receive the request, or if we (or our designee) receive the payment, after the close of trading on the New York Stock Exchange on that day, or if the New York Stock Exchange is not open that day, then the request or payment will be treated as received on the next day when the New York Stock Exchange is open. Our Annuity Service Center is located at P.O. Box 10366, Des Moines, IA 50306-0366. If you send your Purchase Payments or transaction requests to an address other than the one we have designated for receipt of such

Purchase Payments or requests, we may return the Purchase Payment to you, or there may be a delay in applying the Purchase Payment or transaction to your contract.


Requests for service may be made:


o  Through your registered representative


o By telephone at (800) 343-8496, between the hours of 7:30AM and 5:30PM Central Time Monday through Thursday and 7:30AM and 5:00PM Central Time on Friday


o  In writing to our Annuity Service Center


o  By fax at (515) 457-4400 or


o  By Internet at www.metlifeinvestors.com


Some of the requests for service that may be made by telephone or Internet include transfers of Account Value (see "Investment Options - Transfers - Transfers By Telephone or Other Means") and changes to the allocation of future Purchase Payments (see "Purchase - Allocation of Purchase Payments"). We may from time to time permit requests for other types of transactions to be made by telephone or Internet. All transaction requests must be in a form satisfactory to us. Contact us for further information. Some selling firms may restrict the ability of their registered representatives to convey transaction requests by telephone or Internet on your behalf.


A request or transaction generally is considered in GOOD ORDER if it complies with our administrative procedures and the required information is complete and accurate. A request or transaction may be rejected or delayed if not in Good Order. If you have any questions, you should contact us or your registered representative before submitting the form or request.


We will use reasonable procedures such as requiring certain identifying information, tape recording the telephone instructions, and providing written confirmation of the transaction, in order to confirm that instructions communicated by telephone, fax, Internet or other means are genuine. Any telephone, fax or Internet instructions reasonably believed by us to be genuine will be your responsibility, including losses arising from any errors in the communication of instructions. As a result of this policy, you will bear the risk of loss. If we do not employ reasonable procedures to confirm that instructions communicated by telephone, fax or Internet are genuine, we may be liable for any losses due to unauthorized or fraudulent transactions. All other requests and elections under your contract must be in writing signed by the proper party, must include any necessary documentation and must be received at our Annuity Service Center to be effective. If acceptable to us, requests or elections relating to Beneficiaries and Ownership will take effect as of the date signed unless we have already acted in reliance on the prior status. We are not responsible for the validity of any written request or action.


Telephone and computer systems may not always be available. Any telephone or computer system, whether it is yours, your service provider's, your agent's, or ours, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you experience technical difficulties or problems, you should make your transaction request in writing to our Annuity Service Center.


CONFIRMING TRANSACTIONS. We will send out written statements confirming that a transaction was recently completed. Unless you inform us of any errors within 60 days of receipt, we will consider these communications to be accurate and complete.


OWNERSHIP


OWNER. You, as the OWNER of the contract, have all the interest and rights under the contract.


These rights include the right to:


o  change the Beneficiary.


o change the Annuitant before the Annuity Date (subject to our underwriting and administrative rules).


o  assign the contract (subject to limitation).


o  change the payment option.


o exercise all other rights, benefits, options and privileges allowed by the contract or us.


The Owner is as designated at the time the contract is issued, unless changed. Any change of Owner is subject to our underwriting rules in effect at the time of the request.


JOINT OWNER. The contract can be owned by JOINT OWNERS, limited to two natural persons. Upon the death of either Owner, the surviving Owner will be the primary

Beneficiary. Any other Beneficiary designation will be treated as a contingent Beneficiary unless otherwise indicated.


BENEFICIARY. The BENEFICIARY is the person(s) or entity you name to receive any death benefit. The Beneficiary is named at the time the contract is issued unless changed at a later date. Unless an irrevocable Beneficiary has been named, you can change the Beneficiary at any time before you die. If Joint Owners are named, unless you tell us otherwise, the surviving Joint Owner will be the primary Beneficiary. Any other Beneficiary designation will be treated as a contingent Beneficiary (unless you tell us otherwise).


ANNUITANT. The ANNUITANT is the natural person(s) on whose life we base Annuity Payments. You can change the Annuitant at any time prior to the Annuity Date, unless an Owner is not a natural person. Any reference to Annuitant includes any joint Annuitant under an Annuity Option. The Owner and the Annuitant do not have to be the same person except as required under certain sections of the Internal Revenue Code.


ASSIGNMENT. You can assign a Non-Qualified Contract at any time during your lifetime. We will not be bound by the assignment until the written notice of the assignment is recorded by us. We will not be liable for any payment or other action we take in accordance with the contract before we record the assignment. AN ASSIGNMENT MAY BE A TAXABLE EVENT.


If the contract is issued pursuant to a qualified plan, there may be limitations on your ability to assign the contract.


LEGAL PROCEEDINGS


In the ordinary course of business, First MetLife Investors, similar to other life insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made.


It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, First MetLife Investors does not believe any such action or proceeding will have a material adverse effect upon the Separate Account or upon the ability of MetLife Investors Distribution Company to perform its contract with the Separate Account or of First MetLife Investors to meet its obligations under the contracts.


FINANCIAL STATEMENTS


Our financial statements and the financial statements of the Separate Account have been included in the SAI.



TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION


     Company

     Independent Registered Public Accounting Firm

     Additional Information

     Custodian

     Distribution

     Calculation of Performance Information

     Annuity Provisions

     Tax Status of the Contracts

     Financial Statements

APPENDIX A

PARTICIPATING INVESTMENT PORTFOLIOS

Below are the advisers and subadvisers and investment objectives of each Investment Portfolio available under the contract. The fund prospectuses contain more complete information, including a description of the investment objectives, policies, restrictions and risks. THERE CAN BE NO ASSURANCE THAT THE INVESTMENT OBJECTIVES WILL BE ACHIEVED.


MET INVESTORS SERIES TRUST -  GWB PORTFOLIOS (CLASS B)


 Met Investors Series Trust is a mutual fund with multiple portfolios. Unless otherwise noted, the following portfolios are managed by MetLife Advisers, LLC, which is an affiliate of First MetLife Investors. The following Class B portfolios are available under the contract. If you elect the GWB v1 rider, you must allocate your Purchase Payments and Account Value among these Investment Portfolios and the Investment Porfolio listed below under "Metropolitan Series Fund - GWB Portfolio." (See "Purchase - Investment Allocation Restrictions for Certain Riders.") These Investment Portfolios are also available for investment if you do not elect the GWB v1 rider.


ALLIANCEBERNSTEIN GLOBAL DYNAMIC ALLOCATION PORTFOLIO


SUBADVISER: AllianceBernstein L.P.


INVESTMENT OBJECTIVE: The AllianceBernstein Global Dynamic Allocation Portfolio seeks capital appreciation and current income.


AQR GLOBAL RISK BALANCED PORTFOLIO


SUBADVISER: AQR Capital Management, LLC


INVESTMENT OBJECTIVE: The AQR Global Risk Balanced Portfolio seeks total return.


BLACKROCK GLOBAL TACTICAL STRATEGIES PORTFOLIO


SUBADVISER: BlackRock Financial Management, Inc.


INVESTMENT OBJECTIVE: The BlackRock Global Tactical Strategies Portfolio seeks capital appreciation and current income.


INVESCO BALANCED-RISK ALLOCATION PORTFOLIO


SUBADVISER: Invesco Advisers, Inc.


INVESTMENT OBJECTIVE: The Invesco Balanced-Risk Allocation Portfolio seeks total return.


JPMORGAN GLOBAL ACTIVE ALLOCATION PORTFOLIO


SUBADVISER: J.P. Morgan Investment Management Inc.


INVESTMENT OBJECTIVE: The JPMorgan Global Active Allocation Portfolio seeks capital appreciation and current income.


METLIFE BALANCED PLUS PORTFOLIO


SUBADVISER: Pacific Investment Management Company LLC


INVESTMENT OBJECTIVE: The MetLife Balanced Plus Portfolio seeks a balance between a high level of current income and growth of capital, with a greater emphasis on growth of capital.


METLIFE MULTI-INDEX TARGETED RISK PORTFOLIO



SUBADVISER: MetLife Investment Management, LLC



INVESTMENT OBJECTIVE: The MetLife Multi-Index Targeted Risk Portfolio seeks a balance between growth of capital and current income, with a greater emphasis on growth of capital.


PYRAMIS (Reg. TM) GOVERNMENT INCOME PORTFOLIO


SUBADVISER: Pyramis Global Advisors, LLC


INVESTMENT OBJECTIVE: The Pyramis (Reg. TM) Government Income Portfolio seeks a high level of current income, consistent with preservation of principal.

PYRAMIS (Reg. TM) MANAGED RISK PORTFOLIO


SUBADVISER: Pyramis Global Advisors, LLC


INVESTMENT OBJECTIVE: The Pyramis (Reg. TM) Managed Risk Portfolio seeks total return.



SCHRODERS GLOBAL MULTI-ASSET PORTFOLIO


SUBADVISER: Schroder Investment Management North America Inc.


INVESTMENT OBJECTIVE: The Schroders Global Multi-Asset Portfolio seeks capital appreciation and current income.



METROPOLITAN SERIES FUND -  GWB PORTFOLIO (CLASS G)


Metropolitan Series Fund is a mutual fund with multiple portfolios. MetLife Advisers, LLC, an affiliate of First MetLife Investors, is the investment adviser to the portfolios. The following Class G portfolio is available under the contract. If you elect the GWB v1 rider, you must allocate your Purchase Payments and Account Value among this Investment Portfolio and the Investment Porfolios listed above under "Met Investors Series Trust - GWB Portfolios." (See "Purchase - Investment Allocation Restrictions for Certain Riders.") This Investment Portfolio is also available for investment if you do not elect the GWB v1 rider.


BARCLAYS AGGREGATE BOND INDEX PORTFOLIO


SUBADVISER: MetLife Investment Management, LLC


INVESTMENT OBJECTIVE: The Barclays Aggregate Bond Index Portfolio seeks to track the performance of the Barclays U.S. Aggregate Bond Index.


MET INVESTORS SERIES TRUST (CLASS B OR, AS NOTED, CLASS C OR CLASS E)


In addition to the Met Investors Series Trust portfolios listed above, the following Class B or, as noted, Class C or Class E portfolios are available under the contract:



AMERICAN FUNDS (Reg. TM) GROWTH PORTFOLIO (CLASS C)


ADVISERS: MetLife Advisers, LLC and Capital Research and Management Company


INVESTMENT OBJECTIVE: The American Funds (Reg. TM) Growth Portfolio seeks to achieve growth of capital.



BLACKROCK HIGH YIELD PORTFOLIO


SUBADVISER: BlackRock Financial Management, Inc.


INVESTMENT OBJECTIVE: The BlackRock High Yield Portfolio seeks to maximize total return, consistent with income generation and prudent investment management.


CLARION GLOBAL REAL ESTATE PORTFOLIO


SUBADVISER: CBRE Clarion Securities LLC


INVESTMENT OBJECTIVE: The Clarion Global Real Estate Portfolio seeks total return through investment in real estate securities, emphasizing both capital appreciation and current income.


CLEARBRIDGE AGGRESSIVE GROWTH PORTFOLIO


SUBADVISER: ClearBridge Investments, LLC


INVESTMENT OBJECTIVE: The ClearBridge Aggressive Growth Portfolio seeks capital appreciation.



GOLDMAN SACHS MID CAP VALUE PORTFOLIO


SUBADVISER: Goldman Sachs Asset Management, L.P.


INVESTMENT OBJECTIVE: The Goldman Sachs Mid Cap Value Portfolio seeks long-term capital appreciation.


HARRIS OAKMARK INTERNATIONAL PORTFOLIO


SUBADVISER: Harris Associates L.P.


INVESTMENT OBJECTIVE: The Harris Oakmark International Portfolio seeks long-term capital appreciation.



INVESCO COMSTOCK PORTFOLIO



SUBADVISER: Invesco Advisers, Inc.



INVESTMENT OBJECTIVE: The Invesco Comstock Portfolio seeks capital growth and income.


INVESCO SMALL CAP GROWTH PORTFOLIO


SUBADVISER: Invesco Advisers, Inc.


INVESTMENT OBJECTIVE: The Invesco Small Cap Growth Portfolio seeks long-term growth of capital.

JANUS FORTY PORTFOLIO


SUBADVISER: Janus Capital Management LLC


INVESTMENT OBJECTIVE: The Janus Forty Portfolio seeks capital appreciation.


JPMORGAN CORE BOND PORTFOLIO


SUBADVISER: J.P. Morgan Investment Management Inc.


INVESTMENT OBJECTIVE: The JPMorgan Core Bond Portfolio seeks to maximize total return.



LOOMIS SAYLES GLOBAL MARKETS PORTFOLIO


SUBADVISER: Loomis, Sayles & Company, L.P.


INVESTMENT OBJECTIVE: The Loomis Sayles Global Markets Portfolio seeks high total investment return through a combination of capital appreciation and income.


LORD ABBETT BOND DEBENTURE PORTFOLIO


SUBADVISER: Lord, Abbett & Co. LLC


INVESTMENT OBJECTIVE: The Lord Abbett Bond Debenture Portfolio seeks high current income and the opportunity for capital appreciation to produce a high total return.


LORD ABBETT MID CAP VALUE PORTFOLIO


SUBADVISER: Lord, Abbett & Co. LLC


INVESTMENT OBJECTIVE: The Lord Abbett Mid Cap Value Portfolio seeks capital appreciation through investments, primarily in equity securities, which are believed to be undervalued in the marketplace.


MET/EATON VANCE FLOATING RATE PORTFOLIO


SUBADVISER: Eaton Vance Management


INVESTMENT OBJECTIVE: The Met/Eaton Vance Floating Rate Portfolio seeks a high level of current income.


MET/FRANKLIN LOW DURATION TOTAL RETURN PORTFOLIO


SUBADVISER: Franklin Advisers, Inc.



INVESTMENT OBJECTIVE: The Met/Franklin Low Duration Total Return Portfolio seeks a high level of current income, while seeking preservation of shareholders' capital.



MFS (Reg. TM) EMERGING MARKETS EQUITY PORTFOLIO


SUBADVISER: Massachusetts Financial Services Company


INVESTMENT OBJECTIVE: The MFS (Reg. TM) Emerging Markets Equity Portfolio seeks capital appreciation.


MFS (Reg. TM) RESEARCH INTERNATIONAL PORTFOLIO


SUBADVISER: Massachusetts Financial Services Company


INVESTMENT OBJECTIVE: The MFS (Reg. TM) Research International Portfolio seeks capital appreciation.


PIMCO INFLATION PROTECTED BOND PORTFOLIO


SUBADVISER: Pacific Investment Management Company LLC


INVESTMENT OBJECTIVE: The PIMCO Inflation Protected Bond Portfolio seeks maximum real return, consistent with preservation of capital and prudent investment management.


PIMCO TOTAL RETURN PORTFOLIO


SUBADVISER: Pacific Investment Management Company LLC


INVESTMENT OBJECTIVE: The PIMCO Total Return Portfolio seeks maximum total return, consistent with the preservation of capital and prudent investment management.


PIONEER FUND PORTFOLIO


SUBADVISER: Pioneer Investment Management, Inc.


INVESTMENT OBJECTIVE: The Pioneer Fund Portfolio seeks reasonable income and capital growth.


PIONEER STRATEGIC INCOME PORTFOLIO (CLASS E)


SUBADVISER: Pioneer Investment Management, Inc.


INVESTMENT OBJECTIVE: The Pioneer Strategic Income Portfolio seeks a high level of current income.



T. ROWE PRICE LARGE CAP VALUE PORTFOLIO


SUBADVISER: T. Rowe Price Associates, Inc.


INVESTMENT OBJECTIVE: The T. Rowe Price Large Cap Value Portfolio seeks long-term capital appreciation by investing in common stocks believed to be undervalued. Income is a secondary objective.


T. ROWE PRICE MID CAP GROWTH PORTFOLIO


SUBADVISER: T. Rowe Price Associates, Inc.


INVESTMENT OBJECTIVE: The T. Rowe Price Mid Cap Growth Portfolio seeks long-term growth of capital.

THIRD AVENUE SMALL CAP VALUE PORTFOLIO


SUBADVISER: Third Avenue Management LLC


INVESTMENT OBJECTIVE: The Third Avenue Small Cap Value Portfolio seeks long-term capital appreciation.


METROPOLITAN SERIES FUND


In addition to the Metropolitan Series Fund portfolio listed above, the following portfolios are available under the contract:


BAILLIE GIFFORD INTERNATIONAL STOCK PORTFOLIO (CLASS B)


SUBADVISER: Baillie Gifford Overseas Limited


INVESTMENT OBJECTIVE: The Baillie Gifford International Stock Portfolio seeks long-term growth of capital.


BLACKROCK MONEY MARKET PORTFOLIO (CLASS B)


SUBADVISER: BlackRock Advisors, LLC


INVESTMENT OBJECTIVE: The BlackRock Money Market Portfolio seeks a high level of current income consistent with preservation of capital.


An investment in the BlackRock Money Market Portfolio is not insured or guaranteed by the Federal Deposit Insurance Company or any other government agency. Although the BlackRock Money Market Portfolio seeks to preserve the value of your investment at $100 per share, it is possible to lose money by investing in the BlackRock Money Market Portfolio.


During extended periods of low interest rates, the yields of the BlackRock Money Market Portfolio may become extremely low and possibly negative.


DAVIS VENTURE VALUE PORTFOLIO (CLASS E)


SUBADVISER: Davis Selected Advisers, L.P. Davis Selected Advisers, L.P. may delegate any of its responsibilities to Davis Selected Advisers - NY, Inc., a wholly-owned subsidiary.


INVESTMENT OBJECTIVE: The Davis Venture Value Portfolio seeks growth of capital.


FRONTIER MID CAP GROWTH PORTFOLIO (CLASS B)


SUBADVISER: Frontier Capital Management Company, LLC


INVESTMENT OBJECTIVE: The Frontier Mid Cap Growth Portfolio seeks maximum capital appreciation.


JENNISON GROWTH PORTFOLIO (CLASS B)


SUBADVISER: Jennison Associates LLC


INVESTMENT OBJECTIVE: The Jennison Growth Portfolio seeks long-term growth of capital.


MET/ARTISAN MID CAP VALUE PORTFOLIO (CLASS B)


SUBADVISER: Artisan Partners Limited Partnership


INVESTMENT OBJECTIVE: The Met/Artisan Mid Cap Value Portfolio seeks long-term capital growth.


MET/DIMENSIONAL INTERNATIONAL SMALL COMPANY PORTFOLIO (CLASS B)


SUBADVISER: Dimensional Fund Advisors LP


INVESTMENT OBJECTIVE: The Met/Dimensional International Small Company Portfolio seeks long-term capital appreciation.


METLIFE MID CAP STOCK INDEX PORTFOLIO (CLASS G)


SUBADVISER: MetLife Investment Management, LLC


INVESTMENT OBJECTIVE: The MetLife Mid Cap Stock Index Portfolio seeks to track the performance of the Standard & Poor's MidCap 400 (Reg. TM) Composite Stock Price Index.


METLIFE STOCK INDEX PORTFOLIO (CLASS B)


SUBADVISER: MetLife Investment Management, LLC


INVESTMENT OBJECTIVE: The MetLife Stock Index Portfolio seeks to track the performance of the Standard & Poor's 500 (Reg. TM) Composite Stock Price Index.



MFS (Reg. TM) VALUE PORTFOLIO (CLASS B)


SUBADVISER: Massachusetts Financial Services Company


INVESTMENT OBJECTIVE: The MFS (Reg. TM) Value Portfolio seeks capital appreciation.


MSCI EAFE (Reg. TM) INDEX PORTFOLIO (CLASS G)



SUBADVISER: MetLife Investment Management, LLC



INVESTMENT OBJECTIVE: The MSCI EAFE (Reg. TM) Index Portfolio seeks to track the performance of the MSCI EAFE (Reg. TM) Index.

NEUBERGER BERMAN GENESIS PORTFOLIO (CLASS B)


SUBADVISER: Neuberger Berman Management LLC


INVESTMENT OBJECTIVE: The Neuberger Berman Genesis Portfolio seeks high total return, consisting principally of capital appreciation.


RUSSELL 2000 (Reg. TM) INDEX PORTFOLIO (CLASS G)



SUBADVISER: MetLife Investment Management, LLC



INVESTMENT OBJECTIVE: The Russell 2000 (Reg. TM) Index Portfolio seeks to track the performance of the Russell 2000 (Reg. TM) Index.


T. ROWE PRICE LARGE CAP GROWTH PORTFOLIO (CLASS B)


SUBADVISER: T. Rowe Price Associates, Inc.


INVESTMENT OBJECTIVE: The T. Rowe Price Large Cap Growth Portfolio seeks long-term growth of capital and, secondarily, dividend income.



WESTERN ASSET MANAGEMENT U.S. GOVERNMENT PORTFOLIO (CLASS B)


SUBADVISER: Western Asset Management Company


INVESTMENT OBJECTIVE: The Western Asset Management U.S. Government Portfolio seeks to maximize total return consistent with preservation of capital and maintenance of liquidity.


MET INVESTORS SERIES TRUST - ASSET ALLOCATION PORTFOLIOS (CLASS B OR, AS NOTED, CLASS C)



In addition to the Met Investors Series Trust portfolios listed above, the following Class B portfolios managed by MetLife Advisers, LLC are available under the contract:



AMERICAN FUNDS (Reg. TM) MODERATE ALLOCATION PORTFOLIO (CLASS C)


INVESTMENT OBJECTIVE: The American Funds (Reg. TM) Moderate Allocation Portfolio seeks a high total return in the form of income and growth of capital, with a greater emphasis on income.


AMERICAN FUNDS (Reg. TM) BALANCED ALLOCATION PORTFOLIO (CLASS C)


INVESTMENT OBJECTIVE: The American Funds (Reg. TM) Balanced Allocation Portfolio seeks a balance between a high level of current income and growth of capital, with a greater emphasis on growth of capital.


AMERICAN FUNDS (Reg. TM) GROWTH ALLOCATION PORTFOLIO (CLASS C)


INVESTMENT OBJECTIVE: The American Funds (Reg. TM) Growth Allocation Portfolio seeks growth of capital.


METLIFE DEFENSIVE STRATEGY PORTFOLIO


INVESTMENT OBJECTIVE: The MetLife Defensive Strategy Portfolio seeks to provide a high level of current income with growth of capital, a secondary objective.


METLIFE MODERATE STRATEGY PORTFOLIO


INVESTMENT OBJECTIVE: The MetLife Moderate Strategy Portfolio seeks to provide a high total return in the form of income and growth of capital, with a greater emphasis on income.


METLIFE BALANCED STRATEGY PORTFOLIO


INVESTMENT OBJECTIVE: The MetLife Balanced Strategy Portfolio seeks to provide a balance between a high level of current income and growth of capital with a greater emphasis on growth of capital.


METLIFE GROWTH STRATEGY PORTFOLIO


INVESTMENT OBJECTIVE: The MetLife Growth Strategy Portfolio seeks to provide growth of capital.


METLIFE AGGRESSIVE STRATEGY PORTFOLIO



INVESTMENT OBJECTIVE: The MetLife Aggressive Strategy Portfolio seeks growth of capital.



SSGA GROWTH AND INCOME ETF PORTFOLIO


SUBADVISER: SSgA Funds Management, Inc.


INVESTMENT OBJECTIVE: The SSgA Growth and Income ETF Portfolio seeks growth of capital and income.


SSGA GROWTH ETF PORTFOLIO


SUBADVISER: SSgA Funds Management, Inc.


INVESTMENT OBJECTIVE: The SSgA Growth ETF Portfolio seeks growth of capital.

APPENDIX B

EDCA EXAMPLES WITH MULTIPLE PURCHASE PAYMENTS

In order to show how the EDCA program works, we have created some examples. The examples are purely hypothetical and are for illustrative purposes only. The interest rate earned in an EDCA account will be the guaranteed minimum interest rate, plus any additional interest which we may declare from time to time. In addition, each bucket attributable to a subsequent Purchase Payment will earn interest at the then-current interest rate applied to new allocations to an EDCA account of the same monthly term. These examples do not reflect charges that may be deducted from the EDCA account.


6-MONTH EDCA

The following example demonstrates how the 6-month EDCA program operates when multiple Purchase Payments are allocated to the program. The example assumes that a $12,000 Purchase Payment is allocated to the EDCA program at the beginning of the first month and the first transfer of $2,000 also occurs on that date. The $10,000 remaining after the EDCA transfer is allocated to the 1st Payment Bucket where it is credited with a 1% effective annual interest rate. The EDCA transfer amount of $2,000 is determined by dividing the $12,000 allocation amount by 6 (the number of months in the EDCA program). Thereafter, a $2,000 transfer is made from the EDCA at the beginning of each month. Amounts remaining in the EDCA Account Value are accumulated at the EDCA interest rate using the following formula:


Account Value 1st Payment Bucket (month 2) =


Account Value 1st Payment Bucket (month 1) x (1+EDCA Rate)(1/12) - EDCA Transfer Amount


At the beginning of the 4th month, a second Purchase Payment of $6,000 is allocated to the EDCA program. The entire $6,000 is allocated to the 2nd Payment Bucket where it is also credited with a 1% effective annual interest rate. This second Purchase Payment triggers an increase in the EDCA transfer amount to $3,000. The increased EDCA transfer amount is determined by adding $1,000 (the $6,000 allocation amount divided by 6) to the current EDCA transfer amount. The $3,000 monthly EDCA transfers will first be applied against the Account Value in the 1st Payment Bucket until exhausted and then against the Account Value in the 2nd Payment Bucket until it is exhausted.



                                                                      ---- Account Values----
 Beg of     Amount Allocated         Actual             EDCA         1st Payment     2nd Payment
  Month          to EDCA         EDCA Transfer     Account Value        Bucket         Bucket
--------   ------------------   ---------------   ---------------   -------------   ------------
    1            $12,000             $2,000           $10,000          $10,000
    2                                $2,000           $ 8,008          $ 8,008
    3                                $2,000           $ 6,015          $ 6,015
    4*           $ 6,000             $3,000           $ 9,020          $ 3,020         $6,000
    5                                $3,000           $ 6,027          $    22         $6,005
    6                                $3,000           $ 3,032                0         $3,032
    7                                $3,000           $    35                0         $   35
    8                                $   35                 0                0              0

* At the beginning of the 4th month, a $6,000 Purchase Payment is added to the EDCA account. This amount ($6,000) is allocated to the 2nd Payment Bucket. As described above, this second Purchase Payment causes the monthly EDCA transfer amount to increase from $2,000 to $3,000. Therefore, $3,000 is transferred from the 1st Payment Bucket, leaving $3,020 in the 1st Payment Bucket ($6,015 (1st Payment Bucket Account Value from the 3rd month) + $5 (3rd month's EDCA interest calculated using the formula shown above) - $3,000 (monthly transfer) = $3,020). The total EDCA Account Value at the beginning of the 4th month is $9,020 ($3,020 in the 1st Payment Bucket + $6,000 in the 2nd Payment Bucket = $9,020).

12-MONTH EDCA

The following example demonstrates how the 12-month EDCA program operates when multiple Purchase Payments are allocated to the program. The example assumes that a $24,000 Purchase Payment is allocated to the EDCA program at the beginning of the first month and the first transfer of $2,000 also occurs on that date. The $22,000 remaining after the EDCA transfer is allocated to the 1st Payment Bucket where it is credited with a 1% effective annual interest rate. The EDCA transfer amount of $2,000 is determined by dividing the $24,000 allocation amount by 12 (the number of months in the EDCA program). Thereafter, a $2,000 transfer is made from the EDCA at the beginning of each month. Amounts remaining in the EDCA Account Value are accumulated at the EDCA interest rate using the following formula:


Account Value 1st Payment Bucket (month 2) =


Account Value 1st Payment Bucket (month 1) x


(1+EDCA Rate)(1/12) - EDCA Transfer Amount


At the beginning of the 6th month, a second Purchase Payment of $12,000 is allocated to the EDCA program. The entire $12,000 is allocated to the 2nd Payment Bucket where it is also credited with a 1% effective annual interest rate. This second Purchase Payment triggers an increase in the EDCA transfer amount to $3,000. The increased EDCA transfer amount is determined by adding $1,000 (the $12,000 allocation amount divided by 12) to the current EDCA transfer amount. The $3,000 monthly EDCA transfers will first be applied against the Account Value in the 1st Payment Bucket until exhausted and then against the Account Value in the 2nd Payment Bucket until it is exhausted.



                                                                      ---- Account Values----
 Beg of     Amount Allocated         Actual             EDCA         1st Payment     2nd Payment
  Month          to EDCA         EDCA Transfer     Account Value        Bucket         Bucket
--------   ------------------   ---------------   ---------------   -------------   ------------
    1      $24,000                   $2,000           $22,000          $22,000
    2                                $2,000           $20,018          $20,018
    3                                $2,000           $18,035          $18,035
    4                                $2,000           $16,050          $16,050
    5                                $2,000           $14,063          $14,063
    6*     $12,000                   $3,000           $23,075          $11,075         $12,000
    7                                $3,000           $20,094          $ 8,084         $12,010
    8                                $3,000           $17,111          $ 5,091         $12,020
    9                                $3,000           $14,125          $ 2,095         $12,030
   10                                $3,000           $11,137                0         $11,137
   11                                $3,000           $ 8,146                0         $ 8,146
   12                                $3,000           $ 5,153                0         $ 5,153
   13                                $3,000           $ 2,157                0         $ 2,157
   14                                $2,159                 0                0               0

* At the beginning of the 6th month, a $12,000 Purchase Payment is added to the EDCA account. This amount ($12,000) is allocated to the 2nd Payment Bucket. As described above, this second Purchase Payment causes the monthly EDCA transfer amount to increase from $2,000 to $3,000. Therefore, $3,000 is transferred from the 1st Payment Bucket, leaving $11,075 in the 1st Payment Bucket ($14,063 (1st Payment Bucket Account Value from the 5th month) + $12 (5th month's EDCA interest calculated using the formula shown above) - $3,000 (monthly transfer) = $11,075). The total EDCA Account Value at the beginning of the 6th month is $23,075 ($11,075 in the 1st Payment Bucket + $12,000 in the 2nd Payment Bucket = $23,075).

APPENDIX C

GUARANTEED WITHDRAWAL BENEFIT EXAMPLES

The purpose of these examples is to illustrate the operation of the Guaranteed Withdrawal Benefit. The investment results shown are hypothetical and are not representative of past or future performance. Actual investment results may be more or less than those shown and will depend upon a number of factors, including investment allocations and the investment experience of the Investment Portfolios chosen. THE EXAMPLES DO NOT REFLECT THE DEDUCTION OF FEES AND CHARGES, WITHDRAWAL CHARGES OR INCOME TAXES AND TAX PENALTIES. The Guaranteed Withdrawal Benefit does not establish or guarantee an Account Value or minimum return for any Investment Portfolio. The Total Guaranteed Withdrawal Amount and the Remaining Guaranteed Withdrawal Amount cannot be taken as a lump sum.


A.   GWB - Annual Benefit Payment Continuing When Account Value Reaches Zero
     -----------------------------------------------------------------------


When you purchase a contract and elect the optional GWB rider:


o your initial Account Value is equal to your initial Purchase Payment;


o your initial Total Guaranteed Withdrawal Amount (the minimum amount you are guaranteed to receive over time) is equal to your initial Purchase Payment;


o your initial Remaining Guaranteed Withdrawal Amount (the remaining minimum amount you are guaranteed to receive over time) is equal to the initial Total Guaranteed Withdrawal Amount; and


o your initial Annual Benefit Payment (the amount you may withdraw each Contract Year without taking an Excess Withdrawal) is equal to the initial Total Guaranteed Withdrawal Amount multiplied by the applicable GWB Withdrawal Rate (see "Living Benefit - Guaranteed Withdrawal Benefit (GWB) - GWB Rate Table").


The graphic example below shows how withdrawing the Annual Benefit Payment each Contract Year reduces the Remaining Guaranteed Withdrawal Amount and Account Value. Assume that over time the Account Value is reduced to zero by the effects of withdrawing the Annual Benefit Payment and poor market performance. If the Account Value reaches zero while a Remaining Guaranteed Withdrawal Amount still remains, we will begin making payments to you (equal, on an annual basis, to the Annual Benefit Payment) until the Remaining Guaranteed Withdrawal Amount is exhausted. The total amount withdrawn over the life of the contract will be equal to the initial Total Guaranteed Withdrawal Amount.



[GRAPHIC APPEARS HERE]

B.   GWB - Effect of an Excess Withdrawal
     ------------------------------------


A withdrawal that causes your total withdrawals in a Contract Year to exceed the Annual Benefit Payment is called an "Excess Withdrawal."


As described in Example A above, if you do not take Excess Withdrawals, the GWB
                                        ------
rider guarantees that the entire amount of Purchase Payments you make will be returned to you through a series of withdrawals over time, even if your Account Value is reduced to zero. Non-Excess Withdrawals do not decrease the Total Guaranteed Withdrawal Amount or Annual Benefit Payment, and decrease the Remaining Guaranteed Withdrawal Amount by the dollar amount of the withdrawal.


If you do take an Excess Withdrawal, you will reduce the amount guaranteed be
       --
returned to you under the GWB rider. If you take an Excess Withdrawal, we will:



o reduce the Total Guaranteed Withdrawal Amount in the same proportion that the Excess Withdrawal reduced the Account Value;


o reduce the Remaining Guaranteed Withdrawal Amount in the same proportion that the Excess Withdrawal reduces the Account Value; and


o reduce the Annual Benefit Payment to the new Total Guaranteed Withdrawal Amount multiplied by the GWB Withdrawal Rate.


For example, if an Excess Withdrawal is equal to 10% of the Account Value, that Excess Withdrawal will reduce both the Total Guaranteed Withdrawal Amount and the Remaining Guaranteed Withdrawal Amount by 10%, and the new Annual Benefit Payment will be calculated based on the reduced Total Guaranteed Withdrawal Amount.


These reductions in the Total Guaranteed Withdrawal Amount, Remaining Guaranteed Withdrawal Amount, and Annual Benefit Payment may be significant, particularly when the Account Value at the time of the Excess Withdrawal is lower than the Total Guaranteed Withdrawal Amount. An Excess Withdrawal that reduces the Account Value to zero will terminate the contract.


C.   GWB - How the Automatic Annual Step-Up Works
     --------------------------------------------


As described in Example A above, when you purchase a contract and elect the optional GWB rider, the initial Account Value and Total Guaranteed Withdrawal Amount are equal to the initial Purchase Payment. The initial Annual Benefit Payment is equal to the initial Total Guaranteed Withdrawal Amount multiplied by your GWB Withdrawal Rate.


Assume that on the first contract anniversary the Account Value is greater than the Total Guaranteed Withdrawal Amount. As shown in the graphic example below, the Automatic Annual Step-Up will increase the Total Guaranteed Withdrawal Amount to equal the Account Value. The Remaining Guaranteed Withdrawal Amount will also be increased to equal the Account Value. The Annual Benefit Payment will be set equal to the newly recalculated Total Guaranteed Withdrawal Amount multiplied by the GWB Withdrawal Rate.


Assume that on the second contract anniversary the Account Value is once again greater than the Total Guaranteed Withdrawal Amount. As shown in the graphic example below, the Automatic Annual Step-Up will again increase the Total Guaranteed Withdrawal Amount to equal the Account Value. The Remaining Guaranteed Withdrawal Amount will also be increased to equal the Account Value. The Annual Benefit Payment will be set equal to the newly recalculated Total Guaranteed Withdrawal Amount multiplied by the GWB Withdrawal Rate.


Even if the Account Value decreases after the second contract anniversary, the Total Guaranteed Withdrawal Amount and Annual Benefit Payment will not decrease as long as you do not take Excess Withdrawals.


The graphic example below shows how the Automatic Annual Step-Ups on the first and second contract anniversaries increase the Total Guaranteed Withdrawal Amount. It also shows the contract Owner choosing to begin withdrawals of the Annual Benefit Payment on the fifth contract anniversary.


Automatic Annual Step-Ups may only occur on contract anniversaries prior to the Owner's 86th birthday. If an Automatic Annual Step-Up occurs, we may reset the GWB rider charge to a rate that does not exceed the lower of: (a) the GWB

Maximum Fee Rate (1.80%) or (b) the current rate that we would charge for the same rider available for new contract purchases at the time of the Automatic Annual Step-Up. If an Automatic Annual Step-Up would result in an increase in your GWB rider charge, we will notify you in writing a minimum of 30 days in advance of the applicable contract anniversary and inform you that you may choose to decline the Automatic Annual Step-Up.




[GRAPHIC APPEARS HERE]

APPENDIX D

DEATH BENEFIT EXAMPLES


The purpose of these examples is to illustrate the operation of the Principal Protection death benefit and the Annual Step-Up death benefit. The investment results shown in the examples below are hypothetical and are not representative of past or future performance. Actual investment results may be more or less than those shown and will depend upon a number of factors, including the investment allocation made by a contract Owner and the investment experience of the Investment Portfolios chosen. THE EXAMPLES DO NOT REFLECT THE DEDUCTION OF FEES AND EXPENSES, WITHDRAWAL CHARGES OR INCOME TAXES AND TAX PENALTIES.



PRINCIPAL PROTECTION DEATH BENEFIT

The purpose of this example is to show how partial withdrawals reduce the Principal Protection death benefit proportionately by the percentage reduction in Account Value attributable to each partial withdrawal.




                                                         DATE                          AMOUNT
                                            ------------------------------   -------------------------
   A    Initial Purchase Payment                      10/1/2013              $100,000
   B    Account Value                                 10/1/2014              $104,000
                                            (First Contract Anniversary)
   C    Death Benefit                              As of 10/1/2014           $104,000
                                                                             (= greater of A and B)
   D    Account Value                                 10/1/2015              $ 90,000
                                            (Second Contract Anniversary)
   E    Death Benefit                                 10/1/2015              $100,000
                                                                             (= greater of A and D)
   F    Withdrawal                                    10/2/2015              $  9,000
   G    Percentage Reduction in Account               10/2/2015                        10%
        Value                                                                (= F/D)
   H    Account Value after Withdrawal                10/2/2015              $ 81,000
                                                                             (= D-F)
   I    Purchase Payments Reduced for              As of 10/2/2015           $ 90,000
        Withdrawal                                                           (= A-(A x G))
   J    Death Benefit                                 10/2/2015              $ 90,000
                                                                             (= greater of H and I)

Notes to Example
----------------


Purchaser is age 60 at issue.


The Account Values on 10/1/2015 and 10/2/2015 are assumed to be equal prior to the withdrawal.

ANNUAL STEP-UP DEATH BENEFIT

The purpose of this example is to show how partial withdrawals reduce the Annual Step-Up death benefit proportionately by the percentage reduction in Account Value attributable to each partial withdrawal.




                                                              DATE                          AMOUNT
                                                 ------------------------------   -------------------------
   A    Initial Purchase Payment                           10/1/2013              $100,000
   B    Account Value                                      10/1/2014              $104,000
                                                 (First Contract Anniversary)
   C    Death Benefit (Highest Anniversary              As of 10/1/2014           $104,000
        Value)                                                                    (= greater of A and B)
   D    Account Value                                      10/1/2015              $ 90,000
                                                 (Second Contract Anniversary)

   E    Death Benefit (Highest Contract Year               10/1/2015              $104,000
        Anniversary)                                                              (= greater of B and D)
   F    Withdrawal                                         10/2/2015              $  9,000
   G    Percentage Reduction in Account                    10/2/2015                        10%
        Value                                                                     (= F/D)
   H    Account Value after Withdrawal                     10/2/2015              $ 81,000
                                                                                  (= D-F)
   I    Highest Anniversary Value Reduced               As of 10/2/2015           $ 93,600
        for Withdrawal                                                            (= E-(E x G))
   J    Death Benefit                                      10/2/2015              $ 93,600
                                                                                  (= greater of H and I)

Notes to Example
----------------


Purchaser is age 60 at issue.


The Account Values on 10/1/2015 and 10/2/2015 are assumed to be equal prior to the withdrawal.

                      STATEMENT OF ADDITIONAL INFORMATION


                 INDIVIDUAL VARIABLE DEFERRED ANNUITY CONTRACT


                                  ISSUED BY


             FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE


                                     AND


                  FIRST METLIFE INVESTORS INSURANCE COMPANY


                              CLASS L - 4 YEAR

                   (OFFERED ON AND AFTER APRIL 29, 2013)


THIS IS NOT A PROSPECTUS. THIS STATEMENT OF ADDITIONAL INFORMATION SHOULD BE READ IN CONJUNCTION WITH THE PROSPECTUS DATED APRIL 29, 2013, FOR THE INDIVIDUAL VARIABLE DEFERRED ANNUITY CONTRACT THAT IS DESCRIBED HEREIN.

THE PROSPECTUS CONCISELY SETS FORTH INFORMATION THAT A PROSPECTIVE INVESTOR OUGHT TO KNOW BEFORE INVESTING. FOR A COPY OF THE PROSPECTUS WRITE US AT:
P.O. BOX 10366, DES MOINES, IOWA 50306-0366, OR CALL (800) 343-8496.

THIS STATEMENT OF ADDITIONAL INFORMATION IS DATED APRIL 29, 2013.

SAI-0413NYL4III

COMPANY
First MetLife Investors Insurance Company (First MetLife Investors or the Company) is a stock life insurance company that was organized under the laws of the State of New York on December 31, 1992, as First Xerox Life Insurance Company. On June 1, 1995, a wholly-owned subsidiary of General American Life Insurance Company purchased First Xerox Life Insurance Company, which on that date changed its name to First Cova Life Insurance Company. On January 6, 2000, Metropolitan Life Insurance Company acquired GenAmerica Financial Corporation, the ultimate parent of General American Life Insurance Company. We changed our name to First MetLife Investors Insurance Company on February 12, 2001. On December 31, 2002, First MetLife Investors became an indirect subsidiary of MetLife, Inc. (MetLife), the holding company of Metropolitan Life Insurance Company and a listed company on the New York Stock Exchange. On October 1, 2004, First MetLife Investors became a direct subsidiary of MetLife, Inc. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and institutional customers.

On December 31, 2002, MetLife entered into a net worth maintenance agreement with the Company. Under the agreement, MetLife agreed, without limitation as to the amount, to cause the Company to have certain minimum capital and surplus levels and liquidity necessary to enable it to meet its current obligations on a timely basis. At December 31, 2012, the capital and surplus of the Company was in excess of these minimum capital and surplus levels. MetLife and the Company entered into the agreement in part to enhance and maintain the financial strength of the Company as set forth in the agreement. Creditors of the Company (including its policyholders) have certain rights under the agreement to enforce the provisions of the agreement through certain state insurance regulators. However, the agreement provides, among other things, that it does not provide any creditor of the Company with recourse to or against any of the assets of MetLife. MetLife has the right to terminate the agreement upon thirty days written notice to the Company. MetLife has agreed not to terminate the agreement unless one of certain designated events occur, including if the Company attains a financial strength rating from Standard & Poor's Corp. without giving weight to the support of the agreement, that is the same as or better than its rating of such rating agency with such support.
First MetLife Investors is presently licensed to do business only in the State of New York.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The financial statements and financial highlights comprising each of the Sub-Accounts of First MetLife Investors Variable Annuity Account One included in this Statement of Additional Information, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements and financial highlights are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of First MetLife Investors Insurance Company (the "Company"), included in this Statement of Additional Information, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein (which report expresses an unmodified opinion and includes an emphasis-of-matter paragraph referring to changes in the Company's method of accounting for deferred policy acquisition costs as required by accounting guidance adopted on January 1, 2012). Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements, and the related financial statement schedules, incorporated by reference in this Statement of Additional Information from the MetLife, Inc. and subsidiaries' ("MetLife's") Annual Report on Form 10-K, and the effectiveness of MetLife's internal control over financial reporting for the year ended December 31, 2012, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements and financial statement schedules have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The principal business address of Deloitte & Touche LLP is Two World Financial Center, New York, New York 10281-1414.

ADDITIONAL INFORMATION
As noted above in the "Company" section of this Statement of Additional Information, MetLife has entered into a net worth maintenance agreement with the Company. As permitted by SEC rules, we are incorporating by reference into this Statement of Additional Information the following documents or portions thereof, as described, which have been filed with the SEC, which means that these documents or portions thereof, as described, are legally a part of this Statement of Additional Information:

(i)The consolidated financial statements and financial statement schedules from MetLife and subsidiaries' Annual Report on Form 10-K for the year ended December 31, 2012, filed on February 27, 2013 (File No. 001-15787), can be viewed on the SEC website at www.sec.gov; and
(ii)MetLife's Current Report on Form 8-K filed with the SEC on March 5, 2013 (File No. 001-15787), can be viewed on the SEC website at www.sec.gov.

You should only consider MetLife's financial statements (including notes and financial statement schedules thereto) and other financial information that we have incorporated by reference as noted above as bearing on the ability of MetLife to meet its obligations under the net worth maintenance agreement.

CUSTODIAN
First MetLife Investors Insurance Company, 200 Park Avenue, New York, NY 10166, is the custodian of the assets of the Separate Account. The custodian has custody of all cash of the Separate Account and handles the collection of proceeds of shares of the underlying funds bought and sold by the Separate Account.

DISTRIBUTION
Information about the distribution of the contracts is contained in the prospectus. (See "Other Information.") Additional information is provided below.
The contracts are offered to the public on a continuous basis. We anticipate continuing to offer the contracts, but reserve the right to discontinue the offering.
MetLife Investors Distribution Company ("Distributor") serves as principal underwriter for the contracts. Distributor is a Missouri corporation and its home office is located at 5 Park Plaza, Suite 1900, Irvine, CA 92614. In December 2004, MetLife Investors Distribution Company, which was then a Delaware corporation, was merged into General American Distributors, Inc., and the name of the surviving corporation was changed to MetLife Investors Distribution Company. Distributor is an indirect, wholly-owned subsidiary of MetLife, Inc. Distributor is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). Distributor is not a member of the Securities Investor Protection Corporation. Distributor has entered into selling agreements with other broker-dealers ("selling firms") and compensates them for their services.
Distributor (including its predecessor) received sales compensation with respect to all contracts issued from the Separate Account in the following amounts during the periods indicated:




                                    Aggregate Amount of
                                    Commissions Retained
              Aggregate Amount of   by Distributor After
              Commissions Paid to   Payments to Selling
Fiscal year   Distributor           Firms
  2012        $44,348,103           $0
  2011        $62,734,342           $0
  2010        $38,941,801           $0


Distributor passes through commissions to selling firms for their sales. In addition we pay compensation to Distributor to offset its expenses, including compensation costs, marketing and distribution expenses, advertising, wholesaling, printing, and other expenses of distributing the contracts.

As noted in the prospectus, we and Distributor pay compensation to all selling firms in the form of commissions and certain types of non-cash compensation. We and Distributor may pay additional compensation to selected firms, including marketing allowances, introduction fees, persistency payments, preferred status fees and industry conference fees. The terms of any particular agreement governing compensation may vary among selling firms and the amounts may be significant. The amount of additional compensation (non-commission amounts) paid to selected selling firms during 2012 ranged from $0 to $22,603,189.* The amount of commissions paid to selected selling firms during 2012 ranged from $0 to $6,342,532. The amount of total compensation (includes non-commission as well as commission amounts) paid to selected selling firms during 2012 ranged from $62 to $25,710,793.*

* For purposes of calculating this range, the additional compensation (non-commission) amounts received by a selling firm includes additional compensation received by the firm for the sale of insurance products issued by our affiliates MetLife Investors Insurance Company, MetLife Investors USA Insurance Company and MetLife Insurance Company of Connecticut. In view of the fact that the contracts are newly offered, none of the amounts described herein were paid in connection with the contracts.

The following list sets forth the names of selling firms that received additional compensation in 2012 in connection with the sale of our variable annuity contracts, variable life policies and other insurance products. The selling firms are listed in alphabetical order.
Ameriprise Financial Services, Inc.

AXA Advisors, LLC
BBVA Compass Investment Solutions, Inc.
Capital Investments Group, Inc.
CCO Investment Services Corp.
Centaurus Financial, Inc.

Cetera Financial Specialists LLC

Citigroup Global Markets, Inc.
Commonwealth Financial Network
CUSO Financial Services, L.P.
Edward D. Jones & Co., L.P.
Essex National Securities, Inc.
FSC Securities Corporation

Financial Network Investment Corporation

First Allied Securities, Inc.
First Tennessee Brokerage, Inc.
Founders Financial Securities, LLC

H. D. Vest Investment Services, Inc.

ING Financial Partners, Inc.

Invest Financial Corporation

Investment Professionals, Inc.

J.J.B. Hilliard, W. L. Lyons, LLC
JPMorgan Securities LLC

Janney Montgomery Scott, LLC
Key Investment Services LLC
Lincoln Financial Advisors Corporation.
Lincoln Financial Securities Corporation
Lincoln Investment Planning, Inc.

LPL Financial Corporation

LPL Financial LLC
M&T Securities, Inc.
Merrill Lynch, Inc.
Morgan Keegan & Company, Inc.
Morgan Stanley Smith Barney, LLC

Multi-Financial Securities Corporation

National Planning Corporation
NEXT Financial Group
NFP Securities, Inc.
PFS Investments Inc.

Pioneer Funds Distributor, Inc.

PNC Investments LLC

PrimeVest Financial Services, Inc.
ProEquities, Inc.

Raymond James Financial Services, Inc.
RBC Wealth Management
Royal Alliance Associates, Inc.

SII Investments, Inc.

SagePoint Financial, Inc.
Sammons Securities Company, LLC
Securities America, Inc.
Sigma Financial Corporation

Signator Investors, Inc.

Stifel, Nicolaus & Company, Incorporated
Tower Square Securities, Inc.

Transamerica Financial Advisors, Inc.
Triad Advisors, Inc.
UBS Financial Services, Inc.

U.S. Bancorp Investments, Inc.

United Planners' Financial Services of America
ValMark Securities, Inc.
Wall Street Financial Group, Inc.
Walnut Street Securities, Inc.
Wells Fargo Advisors, LLC
Wells Fargo Advisors Financial Network, LLC

Woodbury Financial Services, Inc.


There are other broker dealers who receive compensation for servicing our contracts, and the Account Value of the contracts or the amount of added Purchase Payments received may be included in determining their additional compensation, if any.
Reduction or Elimination of the Withdrawal Charge
The amount of the withdrawal charge on the contracts may be reduced or eliminated when sales of the contracts are made to individuals or to a group of individuals in a manner that results in savings of sales expenses. The entitlement to reduction of the withdrawal charge will be determined by the Company after examination of all the relevant factors such as:
1.The size and type of group to which sales are to be made will be considered. Generally, the sales expenses for a larger group are less than for a smaller group because of the ability to implement large numbers of contracts with fewer sales contacts.
2.The total amount of Purchase Payments to be received will be considered. Per contract sales expenses are likely to be less on larger Purchase Payments than on smaller ones.
3.Any prior or existing relationship with the Company will be considered. Per contract sales expenses are likely to be less when there is a prior existing relationship because of the likelihood of implementing the contract with fewer sales contacts.
4.There may be other circumstances, of which the Company is not presently aware, which could result in reduced sales expenses. If, after consideration of the foregoing factors, the Company determines that there will be a reduction in sales expenses, the Company may provide for a reduction or elimination of the withdrawal charge.
The withdrawal charge may be eliminated when the contracts are issued to an officer, director or employee of the Company or any of its affiliates. In no event will any reduction or elimination of the withdrawal charge be permitted where the reduction or elimination will be unfairly discriminatory to any person. In lieu of a withdrawal charge waiver, we may provide an Account Value credit.

CALCULATION OF PERFORMANCE INFORMATION
Total Return
From time to time, the Company may advertise performance data. Such data will show the percentage change in the value of an Accumulation Unit based on the performance of an Investment Portfolio over a period of time, usually a calendar year, determined by dividing the increase (decrease) in value for that unit by the Accumulation Unit value at the beginning of the period.

Any such advertisement will include total return figures for the time periods indicated in the advertisement. Such total return figures will reflect the deduction of the Separate Account product charges (including death benefit rider charges), the expenses for the underlying Investment Portfolio being advertised, and any applicable account fee, withdrawal charge or GWB rider charge. For purposes of calculating performance information, the GWB rider charge is currently reflected as a percentage of Account Value. Premium taxes are not reflected. The deduction of such charges would reduce any percentage increase or make greater any percentage decrease.

The hypothetical value of a contract purchased for the time periods described in the advertisement will be determined by using the actual Accumulation Unit values for an initial $1,000 Purchase Payment, and deducting any applicable account fee and any applicable sales charge to arrive at the ending hypothetical value. The average annual total return is then determined by computing the fixed interest rate that a $1,000 Purchase Payment would have to earn annually, compounded annually, to grow to the hypothetical value at the end of the time periods described. The formula used in these calculations is:
  P (1 + T)n = ERV
Where:
  P = a hypothetical initial payment of $1,000
  T = average annual total return
  n = number of years
  ERV = ending redeemable value at the end of the time periods used (or fractional portion thereof) of a hypothetical $1,000 payment made at the beginning of the 1, 5 or 10 year periods used.
The Company may also advertise performance data which will be calculated in the same manner as described above but which will not reflect the deduction of a withdrawal charge or applicable GWB rider charge. Premium taxes are not reflected. The deduction of such charges would reduce any percentage increase or make greater any percentage decrease.
Owners should note that the investment results of each Investment Portfolio will fluctuate over time, and any presentation of the Investment Portfolio's total return for any period should not be considered as a representation of what an investment may earn or what the total return may be in any future period.
Historical Unit Values
The Company may also show historical Accumulation Unit values in certain advertisements containing illustrations. These illustrations will be based on actual Accumulation Unit values.
In addition, the Company may distribute sales literature which compares the percentage change in Accumulation Unit values for any of the against established market indices such as the Standard & Poor's 500 Composite Stock Price Index, the Dow Jones Industrial Average or other management investment companies which have investment objectives similar to the Investment Portfolio being compared. The Standard & Poor's 500 Composite Stock Price Index is an unmanaged, unweighted average of 500 stocks, the majority of which are listed on the New York Stock Exchange. The Dow Jones Industrial Average is an unmanaged, weighted average of thirty blue chip industrial corporations listed on the New York Stock Exchange. Both the Standard & Poor's 500 Composite Stock Price Index and the Dow Jones Industrial Average assume quarterly reinvestment of dividends.

Reporting Agencies
The Company may also distribute sales literature which compares the performance of the Accumulation Unit values of the Contracts with the unit values of variable annuities issued by other insurance companies. Such information will be derived from the Lipper Variable Insurance Products Performance Analysis Service, the VARDS Report or from Morningstar.
The Lipper Variable Insurance Products Performance Analysis Service is published by Lipper Analytical Services, Inc., a publisher of statistical data which currently tracks the performance of thousands of investment companies. The rankings compiled by Lipper may or may not reflect the deduction of asset-based insurance charges. The Company's sales literature utilizing these rankings will indicate whether or not such charges have been deducted. Where the charges have not been deducted, the sales literature will indicate that if the charges had been deducted, the ranking might have been lower.
The VARDS Report is a monthly variable annuity industry analysis compiled by Variable Annuity Research & Data Service. The VARDS rankings may or may not reflect the deduction of asset-based insurance charges. In addition, VARDS prepares risk adjusted rankings, which consider the effects of market risk on total return performance. This type of ranking may address the question as to which funds provide the highest total return with the least amount of risk. Other ranking services may be used as sources of performance comparison, such as CDA/Weisenberger.
Morningstar rates a variable annuity against its peers with similar investment objectives. Morningstar does not rate any variable annuity that has less than three years of performance data.

ANNUITY PROVISIONS
Variable Annuity
A variable annuity is an annuity with payments which: (1) are not predetermined as to dollar amount; and (2) will vary in amount in proportion to the amount that the net investment factor exceeds the assumed investment return selected. The Adjusted Contract Value (the Account Value, less any applicable premium taxes, account fee, and any prorated rider charge) will be applied to the applicable Annuity Table to determine the first Annuity Payment. The Adjusted Contract Value is determined on the annuity calculation date, which is a Business Day no more than five (5) Business Days before the Annuity Date. The dollar amount of the first variable Annuity Payment is determined as follows:
The first variable Annuity Payment will be based upon the Annuity Option elected, the Annuitant's age, the Annuitant's sex (where permitted by law), and the appropriate variable Annuity Option table. Your annuity rates will not be less than those guaranteed in your contract at the time of purchase for the assumed investment return and Annuity Option elected. If, as of the annuity calculation date, the then current variable Annuity Option rates applicable to this class of contracts provide a first Annuity Payment greater than that which is guaranteed under the same Annuity Option under this contract, the greater payment will be made.
The dollar amount of variable Annuity Payments after the first payment is determined as follows:
1.the dollar amount of the first variable Annuity Payment is divided by the value of an Annuity Unit for each applicable Investment Portfolio as of the annuity calculation date. This establishes the number of Annuity Units for each monthly payment. The number of Annuity Units for each applicable Investment Portfolio remains fixed during the annuity period, unless you transfer values from the Investment Portfolio to another Investment Portfolio;
2.the fixed number of Annuity Units per payment in each Investment Portfolio is multiplied by the Annuity Unit value for that Investment Portfolio for the Business Day for which the Annuity Payment is being calculated. This result is the dollar amount of the payment for each applicable Investment Portfolio, less any account fee. The account fee will be deducted pro rata out of each Annuity Payment.
The total dollar amount of each variable Annuity Payment is the sum of all Investment Portfolio variable Annuity Payments.

ANNUITY UNIT - The initial Annuity Unit value for each Investment Portfolio of the Separate Account was set by us.
The subsequent Annuity Unit value for each Investment Portfolio is determined by multiplying the Annuity Unit value for the immediately preceding Business Day by the net investment factor for the Investment Portfolio for the current Business Day and multiplying the result by a factor for each day since the last Business Day which represents the daily equivalent of the AIR you elected.
(1) the dollar amount of the first Annuity Payment is divided by the value of an Annuity Unit as of the Annuity Date. This establishes the number of Annuity Units for each monthly payment. The number of Annuity Units remains fixed during the Annuity Payment period.
(2) the fixed number of Annuity Units is multiplied by the Annuity Unit value for the last valuation period of the month preceding the month for which the payment is due. This result is the dollar amount of the payment.

NET INVESTMENT FACTOR - The net investment factor for each Investment Portfolio is determined by dividing A by B and multiplying by (1-C) where:
A is (i)the net asset value per share of the portfolio at the end of the current Business Day; plus
(ii)any dividend or capital gains per share declared on behalf of such portfolio that has an ex-dividend date as of the current Business Day.
B isthe net asset value per share of the portfolio for the immediately preceding Business Day.
C is (i)the Separate Account product charges and for each day since the last Business Day. The daily charge is equal to the annual Separate Account product charges divided by 365; plus
(ii)a charge factor, if any, for any taxes or any tax reserve we have established as a result of the operation of the Separate Account. Transfers During the Annuity Phase:
 o You may not make a transfer from the fixed Annuity Option to the variable Annuity Option;
 o Transfers among the subaccounts will be made by converting the number of Annuity Units being transferred to the number of Annuity Units of the subaccount to which the transfer is made, so that the next Annuity Payment if it were made at that time would be the same amount that it would have been without the transfer. Thereafter, Annuity Payments will reflect changes in the value of the new Annuity Units; and

 o You may make a transfer from the variable Annuity Option to the fixed Annuity Option. The amount transferred from a subaccount of the Separate Account will be equal to the product of "(a)" multiplied by "(b)" multiplied by "(c)", where (a) is the number of Annuity Units representing your interest in the subaccount per Annuity Payment; (b) is the Annuity Unit value for the subaccount; and (c) is the present value of $1.00 per payment period for the remaining annuity benefit period based on the attained age of the Annuitant at the time of transfer, calculated using the same actuarial basis as the variable annuity rates applied on the Annuity Date for the Annuity Option elected. Amounts transferred to the fixed Annuity Option will be applied under the Annuity Option elected at the attained age of the Annuitant at the time of the transfer using the fixed Annuity Option table. If at the time of transfer, the then current fixed Annuity Option rates applicable to this class of contracts provide a greater payment, the greater payment will be made. All amounts and Annuity Unit values will be determined as of the end of the Business Day on which the Company receives a notice.

Fixed Annuity
A fixed annuity is a series of payments made during the Annuity Phase which are guaranteed as to dollar amount by the Company and do not vary with the investment experience of the Separate Account. The Adjusted Contract Value on the day immediately preceding the Annuity Date will be used to determine the fixed annuity monthly payment. The monthly Annuity Payment will be based upon the Annuity Option elected, the Annuitant's age, the Annuitant's sex (where permitted by law), and the appropriate Annuity Option table. Your annuity rates will not be less than those guaranteed in your contract at the time of purchase. If, as of the annuity calculation date, the then current Annuity Option rates applicable to this class of contracts provide an Annuity Payment greater than that which is guaranteed under the same Annuity Option under this contract, the greater payment will be made.
Mortality and Expense Guarantee
The Company guarantees that the dollar amount of each Annuity Payment after the first Annuity Payment will not be affected by variations in mortality or expense experience.
Legal or Regulatory Restrictions on Transactions
If mandated under applicable law, the Company may be required to reject a premium payment. The Company may also be required to block a contract Owner's account and thereby refuse to pay any request for transfers, withdrawals, surrenders, death benefits or continue making Annuity Payments until instructions are received from the appropriate regulator.

TAX STATUS OF THE CONTRACTS
Tax law imposes several requirements that variable annuities must satisfy in order to receive the tax treatment normally accorded to annuity contracts.

DIVERSIFICATION. In order for your Non-Qualified Contract to be considered an annuity contract for federal income tax purposes, we must comply with certain diversification standards with respect to the investments underlying the contract. We believe that we satisfy and will continue to satisfy these diversification standards. However, the tax law concerning these rules is subject to change and to different interpretations. Inadvertent failure to meet these standards may be correctable. Failure to meet these standards would result in immediate taxation to contract Owners of gains under their contracts. Consult your tax adviser prior to purchase.
If underlying fund shares are sold directly to tax-qualified retirement plans that later lose their tax-qualified status or to non-qualified plans, the Separate Accounts investing in the underlying fund may fail the diversification requirements of section 817 of the Code, which could have adverse tax consequences for variable contract Owners, including losing the benefit of tax deferral.


REQUIRED DISTRIBUTIONS. In order to be treated as an annuity contract for Federal income tax purposes, section 72(s) of the Code generally requires any Non-Qualified Contract to contain certain provisions specifying how your interest in the contract will be distributed in the event of the death of an Owner of the contract (or on the death of, or change in, any primary Annuitant where the contract is owned by a non-natural person). Specifically, section 72(s) requires that: (a) if any Owner dies on or after the annuity starting date, but prior to the time the entire interest in the contract has been distributed, the entire interest in the contract will be distributed at least as rapidly as under the method of distribution being used as of the date of such Owner's death; and (b) if any Owner dies prior to the annuity starting date, the entire interest in the contract will be distributed within five years after the date of such Owner's death. These requirements will be considered satisfied as to any portion of an Owner's interest which is payable to or for the benefit of a designated Beneficiary and which is distributed over the life of such designated Beneficiary or over a period not extending beyond the life expectancy of that Beneficiary, provided that such distributions begin within one year of the Owner's death. The designated Beneficiary refers to a natural person designated by the Owner as a Beneficiary and to whom Ownership of the contract passes by reason of death. However, if the designated Beneficiary is the surviving spouse of the deceased Owner, the contract may be continued with the surviving spouse as the new Owner.

The Non-Qualified Contracts contain provisions that are intended to comply with these Code requirements, although no regulations interpreting these requirements have yet been issued. We intend to review such provisions and modify them if necessary to assure that they comply with the applicable requirements when such requirements are clarified by regulation or otherwise. Other rules may apply to Qualified Contracts.
MANDATORY DISTRIBUTIONS FOR QUALIFIED PLANS. Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the calendar year in which an IRA Owner attains age 70 1/2. Participants in qualified plans and 403(b) annuities may defer minimum distributions until the later of April 1st of the calendar year following the calendar year in which they attain age 70 1/2 or the year of retirement (except for 5% or more Owners). If you own more than one individual retirement annuity and/or account, you may satisfy the minimum distribution rules on an aggregate basis (i.e., determine the total amount of required distributions from all IRAs and take the required amount from any one or more IRAs). A similar aggregate approach is available to meet your 403(b) minimum distribution requirements if you have multiple 403(b) annuities.

Recently promulgated Treasury regulations changed the distribution requirements; therefore, it is important that you consult your tax adviser as to the impact of these regulations on your personal situation.
Final income tax regulations regarding minimum distribution requirements were released in June 2004. These regulations affect both deferred and income annuities. Under these rules, effective with respect to minimum distributions required for the 2006 distribution year, in general, the value of all benefits under a deferred annuity (including death benefits in excess of cash value) must be added to the Account Value in computing the amount required to be distributed over the applicable period. We will provide you with additional information as to the amount of your interest in the contract that is subject to required minimum distributions under this new rule and either compute the required amount for you or offer to do so at your request. The new rules are not entirely clear and you should consult your tax adviser as to how these rules affect your contract.


MINIMUM DISTRIBUTIONS FOR BENEFICIARIES UPON THE CONTRACT OWNER'S DEATH. Upon the death of the contract Owner and/or Annuitant of a Qualified Contract, the funds remaining in the contract must be completely withdrawn within 5 years from the date of death (including in a single lump sum) or minimum distributions may be taken over the life expectancy of the individual Beneficiaries (and in certain situations, trusts for individuals), provided such distributions are payable at least annually and begin within one year from the date of death. Special rules apply in the case of an IRA where the Beneficiary is the surviving spouse which allow the spouse to assume the contract as Owner. Alternative rules permit a spousal Beneficiary under a Qualified Contract, including an IRA, to defer the required minimum distribution ("RMD") requirements until the end of the year in which the deceased spouse would have attained age 70 1/2 or to rollover the death proceeds to his or her own IRA or to another eligible retirement plan in which he or she participates. Under current federal tax rules, a same-sex spouse is treated as a non-spouse beneficiary.

For RMDs after the death of the contract Owner, the five-year rule is applied without regard to calendar year 2009. For instance, for a contract Owner who died in 2007, the five-year period would end in 2013 instead of 2012. The RMD rules are complex, so consult with your tax adviser because the application of these rules to your particular circumstances may have been impacted by the 2009 RMD waiver.

FINANCIAL STATEMENTS

The financial statements and financial highlights comprising each of the Sub-Accounts of the Separate Account and the financial statements of the Company are included herein.

The financial statements of the Company should be considered only as bearing upon the ability of the Company to meet its obligations under the contract.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Contract Owners of
First MetLife Investors Variable Annuity Account One and Board of Directors of
First MetLife Investors Insurance Company

We have audited the accompanying statements of assets and liabilities of First MetLife Investors Variable Annuity Account One (the "Separate Account") of First MetLife Investors Insurance Company (the "Company") comprising each of the individual Sub-Accounts listed in Note 2.A. as of December 31, 2012, the related statements of operations for the respective stated period in the year then ended, the statements of changes in net assets for the respective stated periods in the two years then ended, and the financial highlights in Note 8 for the respective stated periods in the five years then ended. These financial statements and financial highlights are the responsibility of the Separate Account's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Separate Account is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Separate Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of investments owned as of December 31, 2012, by correspondence with the custodian or mutual fund companies. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the Sub-Accounts constituting the Separate Account of the Company as of December 31, 2012, the results of their operations for the respective stated period in the year then ended, the changes in their net assets for the respective stated periods in the two years then ended, and the financial highlights for the respective stated periods in the five years then ended, in conformity with accounting principles generally accepted in the United States of America.



/s/ DELOITTE & TOUCHE LLP
Certified Public Accountants

Tampa, Florida
March 28, 2013

This page is intentionally left blank.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
                    STATEMENTS OF ASSETS AND LIABILITIES
                              DECEMBER 31, 2012


                                                                                        AMERICAN FUNDS
                                             AMERICAN FUNDS       AMERICAN FUNDS         GLOBAL SMALL        AMERICAN FUNDS
                                                  BOND             GLOBAL GROWTH        CAPITALIZATION           GROWTH
                                               SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT          SUB-ACCOUNT
                                           ------------------   ------------------   -------------------   ------------------
ASSETS:
   Investments at fair value.............  $        9,792,943   $       22,306,768   $         4,085,573   $       49,608,615
   Due from First MetLife Investors
     Insurance Company...................                  --                   --                    --                   --
                                           ------------------   ------------------   -------------------   ------------------
       Total Assets......................           9,792,943           22,306,768             4,085,573           49,608,615
                                           ------------------   ------------------   -------------------   ------------------
LIABILITIES:
   Accrued fees..........................                  --                   12                    11                    8
   Due to First MetLife Investors
     Insurance Company...................                   1                    1                     1                    2
                                           ------------------   ------------------   -------------------   ------------------
       Total Liabilities.................                   1                   13                    12                   10
                                           ------------------   ------------------   -------------------   ------------------

NET ASSETS...............................  $        9,792,942   $       22,306,755   $         4,085,561   $       49,608,605
                                           ==================   ==================   ===================   ==================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units....  $        9,792,942   $       22,306,755   $         4,085,561   $       49,581,371
   Net assets from contracts in payout...                  --                   --                    --               27,234
                                           ------------------   ------------------   -------------------   ------------------
       Total Net Assets..................  $        9,792,942   $       22,306,755   $         4,085,561   $       49,608,605
                                           ==================   ==================   ===================   ==================


 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
             STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
                              DECEMBER 31, 2012



                                             AMERICAN FUNDS        FIDELITY VIP          FIDELITY VIP         FIDELITY VIP
                                              GROWTH-INCOME         CONTRAFUND           EQUITY-INCOME           MID CAP
                                               SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT          SUB-ACCOUNT
                                           ------------------   ------------------   -------------------   ------------------
ASSETS:
   Investments at fair value.............  $       25,000,721   $       17,582,369   $            67,346   $       12,205,315
   Due from First MetLife Investors
     Insurance Company...................                  --                   --                    --                   --
                                           ------------------   ------------------   -------------------   ------------------
       Total Assets......................          25,000,721           17,582,369                67,346           12,205,315
                                           ------------------   ------------------   -------------------   ------------------
LIABILITIES:
   Accrued fees..........................                   4                   --                     4                   --
   Due to First MetLife Investors
     Insurance Company...................                   1                    1                    --                   --
                                           ------------------   ------------------   -------------------   ------------------
       Total Liabilities.................                   5                    1                     4                   --
                                           ------------------   ------------------   -------------------   ------------------

NET ASSETS...............................  $       25,000,716   $       17,582,368   $            67,342   $       12,205,315
                                           ==================   ==================   ===================   ==================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units....  $       24,974,987   $       17,582,368   $            67,342   $       12,205,315
   Net assets from contracts in payout...              25,729                   --                    --                   --
                                           ------------------   ------------------   -------------------   ------------------
       Total Net Assets..................  $       25,000,716   $       17,582,368   $            67,342   $       12,205,315
                                           ==================   ==================   ===================   ==================

                                                                   FTVIPT FRANKLIN
                                              FTVIPT FRANKLIN      SMALL CAP VALUE       FTVIPT MUTUAL      FTVIPT TEMPLETON
                                             INCOME SECURITIES       SECURITIES        SHARES SECURITIES   FOREIGN SECURITIES
                                                SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                           -------------------   ------------------   ------------------   ------------------
ASSETS:
   Investments at fair value.............  $        22,861,594   $        2,449,925   $        3,691,282   $       14,479,892
   Due from First MetLife Investors
     Insurance Company...................                   --                   --                   --                   --
                                           -------------------   ------------------   ------------------   ------------------
       Total Assets......................           22,861,594            2,449,925            3,691,282           14,479,892
                                           -------------------   ------------------   ------------------   ------------------
LIABILITIES:
   Accrued fees..........................                   --                    4                   --                   10
   Due to First MetLife Investors
     Insurance Company...................                    1                   --                   --                   --
                                           -------------------   ------------------   ------------------   ------------------
       Total Liabilities.................                    1                    4                   --                   10
                                           -------------------   ------------------   ------------------   ------------------

NET ASSETS...............................  $        22,861,593   $        2,449,921   $        3,691,282   $       14,479,882
                                           ===================   ==================   ==================   ==================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units....  $        22,861,593   $        2,449,921   $        3,691,282   $       14,469,666
   Net assets from contracts in payout...                   --                   --                   --               10,216
                                           -------------------   ------------------   ------------------   ------------------
       Total Net Assets..................  $        22,861,593   $        2,449,921   $        3,691,282   $       14,479,882
                                           ===================   ==================   ==================   ==================

                                            FTVIPT TEMPLETON
                                               GLOBAL BOND       INVESCO V.I. GLOBAL
                                               SECURITIES            REAL ESTATE
                                               SUB-ACCOUNT           SUB-ACCOUNT
                                           -------------------   -------------------
ASSETS:
   Investments at fair value.............  $        10,553,749   $        1,151,349
   Due from First MetLife Investors
     Insurance Company...................                   --                   --
                                           -------------------   -------------------
       Total Assets......................           10,553,749            1,151,349
                                           -------------------   -------------------
LIABILITIES:
   Accrued fees..........................                    2                   --
   Due to First MetLife Investors
     Insurance Company...................                    1                   --
                                           -------------------   -------------------
       Total Liabilities.................                    3                   --
                                           -------------------   -------------------

NET ASSETS...............................  $        10,553,746   $        1,151,349
                                           ===================   ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units....  $        10,553,746   $        1,151,349
   Net assets from contracts in payout...                   --                   --
                                           -------------------   -------------------
       Total Net Assets..................  $        10,553,746   $        1,151,349
                                           ===================   ===================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
             STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
                              DECEMBER 31, 2012



                                                                 INVESCO V.I.         INVESCO V.I.         INVESCO V.I.
                                             INVESCO V.I.         VAN KAMPEN        VAN KAMPEN EQUITY    VAN KAMPEN GROWTH
                                         INTERNATIONAL GROWTH   AMERICAN VALUE         AND INCOME           AND INCOME
                                              SUB-ACCOUNT         SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                         -------------------- ------------------   ------------------   ------------------
ASSETS:
   Investments at fair value............  $        9,352,668  $        1,422,962   $       14,999,531   $       11,639,920
   Due from First MetLife Investors
     Insurance Company..................                  --                  --                   --                   --
                                         -------------------- ------------------   ------------------   ------------------
       Total Assets.....................           9,352,668           1,422,962           14,999,531           11,639,920
                                         -------------------- ------------------   ------------------   ------------------
LIABILITIES:
   Accrued fees.........................                  11                  --                   --                   --
   Due to First MetLife Investors
     Insurance Company..................                   1                  --                    1                   --
                                         -------------------- ------------------   ------------------   ------------------
       Total Liabilities................                  12                  --                    1                   --
                                         -------------------- ------------------   ------------------   ------------------

NET ASSETS..............................  $        9,352,656  $        1,422,962   $       14,999,530   $       11,639,920
                                         ==================== ==================   ==================   ==================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $        9,352,656  $        1,422,962   $       14,999,530   $       11,639,920
   Net assets from contracts in payout..                  --                  --                   --                   --
                                         -------------------- ------------------   ------------------   ------------------
       Total Net Assets.................  $        9,352,656  $        1,422,962   $       14,999,530   $       11,639,920
                                         ==================== ==================   ==================   ==================

                                                                                          LMPVET               LMPVET
                                                LMPVET               LMPVET        CLEARBRIDGE VARIABLE CLEARBRIDGE VARIABLE
                                         CLEARBRIDGE VARIABLE CLEARBRIDGE VARIABLE     EQUITY INCOME         FUNDAMENTAL
                                           AGGRESSIVE GROWTH      APPRECIATION            BUILDER           ALL CAP VALUE
                                              SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                         -------------------- -------------------- -------------------- --------------------
ASSETS:
   Investments at fair value............  $       12,280,800   $       17,679,190   $       10,934,478   $        6,367,859
   Due from First MetLife Investors
     Insurance Company..................                  --                   --                   --                   --
                                         -------------------- -------------------- -------------------- --------------------
       Total Assets.....................          12,280,800           17,679,190           10,934,478            6,367,859
                                         -------------------- -------------------- -------------------- --------------------
LIABILITIES:
   Accrued fees.........................                   9                    3                    8                    9
   Due to First MetLife Investors
     Insurance Company..................                   1                    9                    1                   --
                                         -------------------- -------------------- -------------------- --------------------
       Total Liabilities................                  10                   12                    9                    9
                                         -------------------- -------------------- -------------------- --------------------

NET ASSETS..............................  $       12,280,790   $       17,679,178   $       10,934,469   $        6,367,850
                                         ==================== ==================== ==================== ====================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $       12,258,155   $       17,679,178   $       10,934,469   $        6,367,850
   Net assets from contracts in payout..              22,635                   --                   --                   --
                                         -------------------- -------------------- -------------------- --------------------
       Total Net Assets.................  $       12,280,790   $       17,679,178   $       10,934,469   $        6,367,850
                                         ==================== ==================== ==================== ====================


                                                LMPVET               LMPVET
                                         CLEARBRIDGE VARIABLE CLEARBRIDGE VARIABLE
                                           LARGE CAP GROWTH      LARGE CAP VALUE
                                              SUB-ACCOUNT          SUB-ACCOUNT
                                         -------------------- --------------------
ASSETS:
   Investments at fair value............  $          284,711   $          337,411
   Due from First MetLife Investors
     Insurance Company..................                  --                   --
                                         -------------------- --------------------
       Total Assets.....................             284,711              337,411
                                         -------------------- --------------------
LIABILITIES:
   Accrued fees.........................                  13                    7
   Due to First MetLife Investors
     Insurance Company..................                  --                   --
                                         -------------------- --------------------
       Total Liabilities................                  13                    7
                                         -------------------- --------------------

NET ASSETS..............................  $          284,698   $          337,404
                                         ==================== ====================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $          284,698   $          337,404
   Net assets from contracts in payout..                  --                   --
                                         -------------------- --------------------
       Total Net Assets.................  $          284,698   $          337,404
                                         ==================== ====================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
             STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
                              DECEMBER 31, 2012


                                                                      LMPVET
                                                 LMPVET             INVESTMENT             LMPVET               LMPVET
                                          CLEARBRIDGE VARIABLE   COUNSEL VARIABLE    VARIABLE LIFESTYLE   VARIABLE LIFESTYLE
                                            SMALL CAP GROWTH     SOCIAL AWARENESS      ALLOCATION 50%       ALLOCATION 70%
                                               SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                          --------------------  ------------------   ------------------   ------------------
ASSETS:
   Investments at fair value............   $        3,081,069   $           10,969   $        2,681,496   $          197,801
   Due from First MetLife Investors
     Insurance Company..................                   --                   --                   --                   --
                                          --------------------  ------------------   ------------------   ------------------
       Total Assets.....................            3,081,069               10,969            2,681,496              197,801
                                          --------------------  ------------------   ------------------   ------------------
LIABILITIES:
   Accrued fees.........................                   15                   10                    6                    2
   Due to First MetLife Investors
     Insurance Company..................                   --                   --                   --                    1
                                          --------------------  ------------------   ------------------   ------------------
       Total Liabilities................                   15                   10                    6                    3
                                          --------------------  ------------------   ------------------   ------------------

NET ASSETS..............................   $        3,081,054   $           10,959   $        2,681,490   $          197,798
                                          ====================  ==================   ==================   ==================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...   $        3,081,054   $           10,959   $        2,681,490   $          197,798
   Net assets from contracts in payout..                   --                   --                   --                   --
                                          --------------------  ------------------   ------------------   ------------------
       Total Net Assets.................   $        3,081,054   $           10,959   $        2,681,490   $          197,798
                                          ====================  ==================   ==================   ==================

                                                                      LMPVIT                MIST
                                                LMPVET             WESTERN ASSET      ALLIANCEBERNSTEIN      MIST AMERICAN
                                          VARIABLE LIFESTYLE   VARIABLE GLOBAL HIGH    GLOBAL DYNAMIC       FUNDS BALANCED
                                            ALLOCATION 85%          YIELD BOND           ALLOCATION           ALLOCATION
                                              SUB-ACCOUNT           SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                          -------------------  --------------------  ------------------   ------------------
ASSETS:
   Investments at fair value............  $         1,126,344  $         8,566,074   $      128,973,760   $      193,597,109
   Due from First MetLife Investors
     Insurance Company..................                   --                   --                   --                   --
                                          -------------------  --------------------  ------------------   ------------------
       Total Assets.....................            1,126,344            8,566,074          128,973,760          193,597,109
                                          -------------------  --------------------  ------------------   ------------------
LIABILITIES:
   Accrued fees.........................                   15                   11                    7                    3
   Due to First MetLife Investors
     Insurance Company..................                   --                    1                    1                    1
                                          -------------------  --------------------  ------------------   ------------------
       Total Liabilities................                   15                   12                    8                    4
                                          -------------------  --------------------  ------------------   ------------------

NET ASSETS..............................  $         1,126,329  $         8,566,062   $      128,973,752   $      193,597,105
                                          ===================  ====================  ==================   ==================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $         1,126,329  $         8,566,062   $      128,973,752   $      193,597,105
   Net assets from contracts in payout..                   --                   --                   --                   --
                                          -------------------  --------------------  ------------------   ------------------
       Total Net Assets.................  $         1,126,329  $         8,566,062   $      128,973,752   $      193,597,105
                                          ===================  ====================  ==================   ==================


                                                                  MIST AMERICAN
                                             MIST AMERICAN        FUNDS GROWTH
                                              FUNDS BOND           ALLOCATION
                                              SUB-ACCOUNT          SUB-ACCOUNT
                                          ------------------   ------------------
ASSETS:
   Investments at fair value............  $       28,206,410   $       90,592,938
   Due from First MetLife Investors
     Insurance Company..................                  --                   --
                                          ------------------   ------------------
       Total Assets.....................          28,206,410           90,592,938
                                          ------------------   ------------------
LIABILITIES:
   Accrued fees.........................                   8                    4
   Due to First MetLife Investors
     Insurance Company..................                   2                    1
                                          ------------------   ------------------
       Total Liabilities................                  10                    5
                                          ------------------   ------------------

NET ASSETS..............................  $       28,206,400   $       90,592,933
                                          ==================   ==================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $       28,206,400   $       90,592,933
   Net assets from contracts in payout..                  --                   --
                                          ------------------   ------------------
       Total Net Assets.................  $       28,206,400   $       90,592,933
                                          ==================   ==================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
             STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
                              DECEMBER 31, 2012


                                                                                        MIST AMERICAN
                                              MIST AMERICAN        MIST AMERICAN       FUNDS MODERATE       MIST AQR GLOBAL
                                              FUNDS GROWTH      FUNDS INTERNATIONAL      ALLOCATION          RISK BALANCED
                                               SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                           ------------------   -------------------  ------------------   ------------------
ASSETS:
   Investments at fair value.............  $       46,467,496   $       19,475,207   $      116,103,324   $      179,053,052
   Due from First MetLife Investors
     Insurance Company...................                  --                   --                   --                   --
                                           ------------------   -------------------  ------------------   ------------------
       Total Assets......................          46,467,496           19,475,207          116,103,324          179,053,052
                                           ------------------   -------------------  ------------------   ------------------
LIABILITIES:
   Accrued fees..........................                   5                    4                    3                    4
   Due to First MetLife Investors
     Insurance Company...................                  --                   --                    1                    2
                                           ------------------   -------------------  ------------------   ------------------
       Total Liabilities.................                   5                    4                    4                    6
                                           ------------------   -------------------  ------------------   ------------------

NET ASSETS...............................  $       46,467,491   $       19,475,203   $      116,103,320   $      179,053,046
                                           ==================   ===================  ==================   ==================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units....  $       46,467,491   $       19,475,203   $      116,103,320   $      179,053,046
   Net assets from contracts in payout...                  --                   --                   --                   --
                                           ------------------   -------------------  ------------------   ------------------
       Total Net Assets..................  $       46,467,491   $       19,475,203   $      116,103,320   $      179,053,046
                                           ==================   ===================  ==================   ==================

                                             MIST BLACKROCK
                                             GLOBAL TACTICAL      MIST BLACKROCK       MIST BLACKROCK      MIST CLARION GLOBAL
                                               STRATEGIES           HIGH YIELD         LARGE CAP CORE          REAL ESTATE
                                               SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT
                                           ------------------   ------------------   -------------------  --------------------
ASSETS:
   Investments at fair value.............  $      249,277,700   $       21,489,927   $         1,449,092  $        21,282,032
   Due from First MetLife Investors
     Insurance Company...................                  --                   --                    --                   --
                                           ------------------   ------------------   -------------------  --------------------
       Total Assets......................         249,277,700           21,489,927             1,449,092           21,282,032
                                           ------------------   ------------------   -------------------  --------------------
LIABILITIES:
   Accrued fees..........................                  13                   22                     5                   17
   Due to First MetLife Investors
     Insurance Company...................                   1                    1                    --                    1
                                           ------------------   ------------------   -------------------  --------------------
       Total Liabilities.................                  14                   23                     5                   18
                                           ------------------   ------------------   -------------------  --------------------

NET ASSETS...............................  $      249,277,686   $       21,489,904   $         1,449,087  $        21,282,014
                                           ==================   ==================   ===================  ====================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units....  $      249,277,686   $       21,489,904   $         1,449,087  $        21,282,014
   Net assets from contracts in payout...                  --                   --                    --                   --
                                           ------------------   ------------------   -------------------  --------------------
       Total Net Assets..................  $      249,277,686   $       21,489,904   $         1,449,087  $        21,282,014
                                           ==================   ==================   ===================  ====================


                                               MIST DREMAN         MIST GOLDMAN
                                             SMALL CAP VALUE    SACHS MID CAP VALUE
                                               SUB-ACCOUNT          SUB-ACCOUNT
                                           ------------------   -------------------
ASSETS:
   Investments at fair value.............  $        4,065,643   $       19,494,589
   Due from First MetLife Investors
     Insurance Company...................                  --                   --
                                           ------------------   -------------------
       Total Assets......................           4,065,643           19,494,589
                                           ------------------   -------------------
LIABILITIES:
   Accrued fees..........................                  29                    4
   Due to First MetLife Investors
     Insurance Company...................                  --                    1
                                           ------------------   -------------------
       Total Liabilities.................                  29                    5
                                           ------------------   -------------------

NET ASSETS...............................  $        4,065,614   $       19,494,584
                                           ==================   ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units....  $        4,065,614   $       19,494,584
   Net assets from contracts in payout...                  --                   --
                                           ------------------   -------------------
       Total Net Assets..................  $        4,065,614   $       19,494,584
                                           ==================   ===================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
             STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
                              DECEMBER 31, 2012


                                               MIST HARRIS         MIST INVESCO
                                                 OAKMARK           BALANCED-RISK        MIST INVESCO
                                              INTERNATIONAL         ALLOCATION        SMALL CAP GROWTH     MIST JANUS FORTY
                                               SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                           ------------------   ------------------   ------------------   ------------------
ASSETS:
   Investments at fair value............   $       52,598,740   $       24,318,536   $       22,869,604   $       10,367,166
   Due from First MetLife Investors
     Insurance Company..................                   --                   --                   --                   --
                                           ------------------   ------------------   ------------------   ------------------
       Total Assets.....................           52,598,740           24,318,536           22,869,604           10,367,166
                                           ------------------   ------------------   ------------------   ------------------
LIABILITIES:
   Accrued fees.........................                   25                   21                   16                   --
   Due to First MetLife Investors
     Insurance Company..................                    1                    1                    1                   --
                                           ------------------   ------------------   ------------------   ------------------
       Total Liabilities................                   26                   22                   17                   --
                                           ------------------   ------------------   ------------------   ------------------

NET ASSETS..............................   $       52,598,714   $       24,318,514   $       22,869,587   $       10,367,166
                                           ==================   ==================   ==================   ==================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...   $       52,596,691   $       24,318,514   $       22,868,387   $       10,367,166
   Net assets from contracts in payout..                2,023                   --                1,200                   --
                                           ------------------   ------------------   ------------------   ------------------
       Total Net Assets.................   $       52,598,714   $       24,318,514   $       22,869,587   $       10,367,166
                                           ==================   ==================   ==================   ==================

                                                                   MIST JPMORGAN       MIST LEGG MASON
                                              MIST JENNISON        GLOBAL ACTIVE         CLEARBRIDGE      MIST LOOMIS SAYLES
                                            LARGE CAP EQUITY        ALLOCATION        AGGRESSIVE GROWTH     GLOBAL MARKETS
                                               SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                           ------------------   ------------------   ------------------   ------------------
ASSETS:
   Investments at fair value............   $        3,616,057   $       16,875,296   $       26,801,088   $       21,503,189
   Due from First MetLife Investors
     Insurance Company..................                   --                   --                   --                   --
                                           ------------------   ------------------   ------------------   ------------------
       Total Assets.....................            3,616,057           16,875,296           26,801,088           21,503,189
                                           ------------------   ------------------   ------------------   ------------------
LIABILITIES:
   Accrued fees.........................                    5                   23                   37                    4
   Due to First MetLife Investors
     Insurance Company..................                   --                    1                   --                    1
                                           ------------------   ------------------   ------------------   ------------------
       Total Liabilities................                    5                   24                   37                    5
                                           ------------------   ------------------   ------------------   ------------------

NET ASSETS..............................   $        3,616,052   $       16,875,272   $       26,801,051   $       21,503,184
                                           ==================   ==================   ==================   ==================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...   $        3,616,052   $       16,875,272   $       26,800,684   $       21,503,184
   Net assets from contracts in payout..                   --                   --                  367                   --
                                           ------------------   ------------------   ------------------   ------------------
       Total Net Assets.................   $        3,616,052   $       16,875,272   $       26,801,051   $       21,503,184
                                           ==================   ==================   ==================   ==================


                                            MIST LORD ABBETT     MIST LORD ABBETT
                                             BOND DEBENTURE        MID CAP VALUE
                                               SUB-ACCOUNT          SUB-ACCOUNT
                                           ------------------   ------------------
ASSETS:
   Investments at fair value............   $       30,975,650   $       17,120,193
   Due from First MetLife Investors
     Insurance Company..................                   --                   --
                                           ------------------   ------------------
       Total Assets.....................           30,975,650           17,120,193
                                           ------------------   ------------------
LIABILITIES:
   Accrued fees.........................                   16                   15
   Due to First MetLife Investors
     Insurance Company..................                    1                   --
                                           ------------------   ------------------
       Total Liabilities................                   17                   15
                                           ------------------   ------------------

NET ASSETS..............................   $       30,975,633   $       17,120,178
                                           ==================   ==================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...   $       30,972,218   $       17,120,178
   Net assets from contracts in payout..                3,415                   --
                                           ------------------   ------------------
       Total Net Assets.................   $       30,975,633   $       17,120,178
                                           ==================   ==================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
             STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
                              DECEMBER 31, 2012


                                                                MIST MET/FRANKLIN                         MIST MET/FRANKLIN
                                            MIST MET/EATON     LOW DURATION TOTAL    MIST MET/FRANKLIN   TEMPLETON FOUNDING
                                          VANCE FLOATING RATE        RETURN            MUTUAL SHARES          STRATEGY
                                              SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                          -------------------  ------------------   ------------------   ------------------
ASSETS:
   Investments at fair value............  $        3,843,754   $        8,520,654   $       16,373,432   $       39,167,754
   Due from First MetLife Investors
     Insurance Company..................                  --                   --                   --                   --
                                          -------------------  ------------------   ------------------   ------------------
       Total Assets.....................           3,843,754            8,520,654           16,373,432           39,167,754
                                          -------------------  ------------------   ------------------   ------------------
LIABILITIES:
   Accrued fees.........................                   8                   20                   17                    5
   Due to First MetLife Investors
     Insurance Company..................                   1                    1                    1                    1
                                          -------------------  ------------------   ------------------   ------------------
       Total Liabilities................                   9                   21                   18                    6
                                          -------------------  ------------------   ------------------   ------------------

NET ASSETS..............................  $        3,843,745   $        8,520,633   $       16,373,414   $       39,167,748
                                          ===================  ==================   ==================   ==================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $        3,843,745   $        8,520,633   $       16,373,414   $       39,167,748
   Net assets from contracts in payout..                  --                   --                   --                   --
                                          -------------------  ------------------   ------------------   ------------------
       Total Net Assets.................  $        3,843,745   $        8,520,633   $       16,373,414   $       39,167,748
                                          ===================  ==================   ==================   ==================


                                          MIST MET/TEMPLETON   MIST MET/TEMPLETON     MIST METLIFE         MIST METLIFE
                                                GROWTH         INTERNATIONAL BOND  AGGRESSIVE STRATEGY     BALANCED PLUS
                                              SUB-ACCOUNT          SUB-ACCOUNT         SUB-ACCOUNT          SUB-ACCOUNT
                                          ------------------   ------------------  -------------------  ------------------
ASSETS:
   Investments at fair value............  $        3,422,423   $        5,083,965  $        89,588,183  $      255,734,684
   Due from First MetLife Investors
     Insurance Company..................                  --                   --                   --                  --
                                          ------------------   ------------------  -------------------  ------------------
       Total Assets.....................           3,422,423            5,083,965           89,588,183         255,734,684
                                          ------------------   ------------------  -------------------  ------------------
LIABILITIES:
   Accrued fees.........................                  23                   18                   18                  --
   Due to First MetLife Investors
     Insurance Company..................                   1                    1                    1                  --
                                          ------------------   ------------------  -------------------  ------------------
       Total Liabilities................                  24                   19                   19                  --
                                          ------------------   ------------------  -------------------  ------------------

NET ASSETS..............................  $        3,422,399   $        5,083,946  $        89,588,164  $      255,734,684
                                          ==================   ==================  ===================  ==================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $        3,422,399   $        5,083,946  $        89,588,164  $      255,734,684
   Net assets from contracts in payout..                  --                   --                   --                  --
                                          ------------------   ------------------  -------------------  ------------------
       Total Net Assets.................  $        3,422,399   $        5,083,946  $        89,588,164  $      255,734,684
                                          ==================   ==================  ===================  ==================


                                             MIST METLIFE         MIST METLIFE
                                           BALANCED STRATEGY   DEFENSIVE STRATEGY
                                              SUB-ACCOUNT          SUB-ACCOUNT
                                          ------------------   ------------------
ASSETS:
   Investments at fair value............  $      536,850,495   $      202,442,890
   Due from First MetLife Investors
     Insurance Company..................                  --                   --
                                          ------------------   ------------------
       Total Assets.....................         536,850,495          202,442,890
                                          ------------------   ------------------
LIABILITIES:
   Accrued fees.........................                  19                    9
   Due to First MetLife Investors
     Insurance Company..................                   1                    2
                                          ------------------   ------------------
       Total Liabilities................                  20                   11
                                          ------------------   ------------------

NET ASSETS..............................  $      536,850,475   $      202,442,879
                                          ==================   ==================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $      536,775,062   $      202,442,879
   Net assets from contracts in payout..              75,413                   --
                                          ------------------   ------------------
       Total Net Assets.................  $      536,850,475   $      202,442,879
                                          ==================   ==================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
             STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
                              DECEMBER 31, 2012


                                                                                        MIST METLIFE
                                              MIST METLIFE         MIST METLIFE          MULTI-INDEX       MIST MFS EMERGING
                                             GROWTH STRATEGY     MODERATE STRATEGY      TARGETED RISK       MARKETS EQUITY
                                               SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                           ------------------   ------------------   ------------------   ------------------
ASSETS:
   Investments at fair value............   $      377,472,437   $      296,286,909   $          639,000   $       39,610,372
   Due from First MetLife Investors
     Insurance Company..................                   --                   --                   --                   --
                                           ------------------   ------------------   ------------------   ------------------
       Total Assets.....................          377,472,437          296,286,909              639,000           39,610,372
                                           ------------------   ------------------   ------------------   ------------------
LIABILITIES:
   Accrued fees.........................                    8                    9                   --                    2
   Due to First MetLife Investors
     Insurance Company..................                    1                    1                   --                    1
                                           ------------------   ------------------   ------------------   ------------------
       Total Liabilities................                    9                   10                   --                    3
                                           ------------------   ------------------   ------------------   ------------------

NET ASSETS..............................   $      377,472,428   $      296,286,899   $          639,000   $       39,610,369
                                           ==================   ==================   ==================   ==================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...   $      377,472,428   $      296,286,899   $          639,000   $       39,610,369
   Net assets from contracts in payout..                   --                   --                   --                   --
                                           ------------------   ------------------   ------------------   ------------------
       Total Net Assets.................   $      377,472,428   $      296,286,899   $          639,000   $       39,610,369
                                           ==================   ==================   ==================   ==================

                                                                                         MIST MORGAN          MIST PIMCO
                                            MIST MFS RESEARCH        MIST MLA          STANLEY MID CAP    INFLATION PROTECTED
                                              INTERNATIONAL           MID CAP              GROWTH                BOND
                                               SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                           ------------------   ------------------   ------------------   -------------------
ASSETS:
   Investments at fair value............   $       36,269,478   $       12,947,276   $        7,138,661   $      104,695,269
   Due from First MetLife Investors
     Insurance Company..................                   --                   --                   --                   --
                                           ------------------   ------------------   ------------------   -------------------
       Total Assets.....................           36,269,478           12,947,276            7,138,661          104,695,269
                                           ------------------   ------------------   ------------------   -------------------
LIABILITIES:
   Accrued fees.........................                   16                   29                   29                   19
   Due to First MetLife Investors
     Insurance Company..................                   --                    1                   --                   --
                                           ------------------   ------------------   ------------------   -------------------
       Total Liabilities................                   16                   30                   29                   19
                                           ------------------   ------------------   ------------------   -------------------

NET ASSETS..............................   $       36,269,462   $       12,947,246   $        7,138,632   $      104,695,250
                                           ==================   ==================   ==================   ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...   $       36,269,462   $       12,927,020   $        7,138,632   $      104,694,878
   Net assets from contracts in payout..                   --               20,226                   --                  372
                                           ------------------   ------------------   ------------------   -------------------
       Total Net Assets.................   $       36,269,462   $       12,947,246   $        7,138,632   $      104,695,250
                                           ==================   ==================   ==================   ===================


                                            MIST PIMCO TOTAL
                                                 RETURN          MIST PIONEER FUND
                                               SUB-ACCOUNT          SUB-ACCOUNT
                                           ------------------   ------------------
ASSETS:
   Investments at fair value............   $      195,091,498   $       11,393,798
   Due from First MetLife Investors
     Insurance Company..................                   --                   --
                                           ------------------   ------------------
       Total Assets.....................          195,091,498           11,393,798
                                           ------------------   ------------------
LIABILITIES:
   Accrued fees.........................                    6                   34
   Due to First MetLife Investors
     Insurance Company..................                   --                   --
                                           ------------------   ------------------
       Total Liabilities................                    6                   34
                                           ------------------   ------------------

NET ASSETS..............................   $      195,091,492   $       11,393,764
                                           ==================   ==================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...   $      195,091,170   $       11,393,764
   Net assets from contracts in payout..                  322                   --
                                           ------------------   ------------------
       Total Net Assets.................   $      195,091,492   $       11,393,764
                                           ==================   ==================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
             STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
                              DECEMBER 31, 2012


                                              MIST PIONEER         MIST PYRAMIS           MIST RCM           MIST SCHRODERS
                                            STRATEGIC INCOME     GOVERNMENT INCOME       TECHNOLOGY        GLOBAL MULTI-ASSET
                                               SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT
                                           ------------------   ------------------   -------------------  -------------------
ASSETS:
   Investments at fair value.............  $       51,438,922   $       55,120,143   $        11,312,277  $         6,518,694
   Due from First MetLife Investors
     Insurance Company...................                  --                   --                    --                   --
                                           ------------------   ------------------   -------------------  -------------------
       Total Assets......................          51,438,922           55,120,143            11,312,277            6,518,694
                                           ------------------   ------------------   -------------------  -------------------
LIABILITIES:
   Accrued fees..........................                   2                   22                     6                   22
   Due to First MetLife Investors
     Insurance Company...................                   2                    2                     1                    1
                                           ------------------   ------------------   -------------------  -------------------
       Total Liabilities.................                   4                   24                     7                   23
                                           ------------------   ------------------   -------------------  -------------------

NET ASSETS...............................  $       51,438,918   $       55,120,119   $        11,312,270  $         6,518,671
                                           ==================   ==================   ===================  ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units....  $       51,438,918   $       55,120,119   $        11,312,270  $         6,518,671
   Net assets from contracts in payout...                  --                   --                    --                   --
                                           ------------------   ------------------   -------------------  -------------------
       Total Net Assets..................  $       51,438,918   $       55,120,119   $        11,312,270  $         6,518,671
                                           ==================   ==================   ===================  ===================

                                            MIST SSGA GROWTH      MIST SSGA GROWTH    MIST T. ROWE PRICE   MIST T. ROWE PRICE
                                             AND INCOME ETF              ETF            LARGE CAP VALUE      MID CAP GROWTH
                                               SUB-ACCOUNT           SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                           -------------------   ------------------   ------------------   ------------------
ASSETS:
   Investments at fair value.............  $        97,375,253   $       34,959,718   $       43,203,801   $       36,563,148
   Due from First MetLife Investors
     Insurance Company...................                   --                   --                   --                   --
                                           -------------------   ------------------   ------------------   ------------------
       Total Assets......................           97,375,253           34,959,718           43,203,801           36,563,148
                                           -------------------   ------------------   ------------------   ------------------
LIABILITIES:
   Accrued fees..........................                    3                   12                   14                   19
   Due to First MetLife Investors
     Insurance Company...................                    1                    1                   --                    1
                                           -------------------   ------------------   ------------------   ------------------
       Total Liabilities.................                    4                   13                   14                   20
                                           -------------------   ------------------   ------------------   ------------------

NET ASSETS...............................  $        97,375,249   $       34,959,705   $       43,203,787   $       36,563,128
                                           ===================   ==================   ==================   ==================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units....  $        97,146,645   $       34,959,705   $       43,200,799   $       36,562,872
   Net assets from contracts in payout...              228,604                   --                2,988                  256
                                           -------------------   ------------------   ------------------   ------------------
       Total Net Assets..................  $        97,375,249   $       34,959,705   $       43,203,787   $       36,563,128
                                           ===================   ==================   ==================   ==================

                                            MIST THIRD AVENUE       MIST TURNER
                                             SMALL CAP VALUE      MID CAP GROWTH
                                               SUB-ACCOUNT          SUB-ACCOUNT
                                           ------------------   -------------------
ASSETS:
   Investments at fair value.............  $       30,403,090   $         8,532,047
   Due from First MetLife Investors
     Insurance Company...................                  --                    --
                                           ------------------   -------------------
       Total Assets......................          30,403,090             8,532,047
                                           ------------------   -------------------
LIABILITIES:
   Accrued fees..........................                  21                    13
   Due to First MetLife Investors
     Insurance Company...................                   1                    --
                                           ------------------   -------------------
       Total Liabilities.................                  22                    13
                                           ------------------   -------------------

NET ASSETS...............................  $       30,403,068   $         8,532,034
                                           ==================   ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units....  $       30,402,042   $         8,532,034
   Net assets from contracts in payout...               1,026                    --
                                           ------------------   -------------------
       Total Net Assets..................  $       30,403,068   $         8,532,034
                                           ==================   ===================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
             STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
                              DECEMBER 31, 2012


                                                                                      MSF BARCLAYS
                                            MIST VAN KAMPEN    MSF BAILLIE GIFFORD  CAPITAL AGGREGATE      MSF BLACKROCK
                                               COMSTOCK        INTERNATIONAL STOCK     BOND INDEX           BOND INCOME
                                              SUB-ACCOUNT          SUB-ACCOUNT         SUB-ACCOUNT          SUB-ACCOUNT
                                          ------------------   ------------------- ------------------   ------------------
ASSETS:
   Investments at fair value............  $       20,936,787   $         298,600   $       11,634,824   $        9,227,859
   Due from First MetLife Investors
     Insurance Company..................                  --                  --                   --                   --
                                          ------------------   ------------------- ------------------   ------------------
       Total Assets.....................          20,936,787             298,600           11,634,824            9,227,859
                                          ------------------   ------------------- ------------------   ------------------
LIABILITIES:
   Accrued fees.........................                   7                   9                    4                   23
   Due to First MetLife Investors
     Insurance Company..................                   1                  --                   --                    1
                                          ------------------   ------------------- ------------------   ------------------
       Total Liabilities................                   8                   9                    4                   24
                                          ------------------   ------------------- ------------------   ------------------

NET ASSETS..............................  $       20,936,779   $         298,591   $       11,634,820   $        9,227,835
                                          ==================   =================== ==================   ==================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $       20,936,779   $         298,591   $       11,634,820   $        9,227,835
   Net assets from contracts in payout..                  --                  --                   --                   --
                                          ------------------   ------------------- ------------------   ------------------
       Total Net Assets.................  $       20,936,779   $         298,591   $       11,634,820   $        9,227,835
                                          ==================   =================== ==================   ==================

                                             MSF BLACKROCK
                                           LEGACY LARGE CAP       MSF BLACKROCK      MSF DAVIS VENTURE     MSF FI VALUE
                                                GROWTH            MONEY MARKET             VALUE              LEADERS
                                              SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT         SUB-ACCOUNT
                                          ------------------   ------------------   ------------------   -----------------
ASSETS:
   Investments at fair value............  $        1,216,114   $       84,112,099   $       63,858,256   $         379,060
   Due from First MetLife Investors
     Insurance Company..................                  --                   --                   --                  --
                                          ------------------   ------------------   ------------------   -----------------
       Total Assets.....................           1,216,114           84,112,099           63,858,256             379,060
                                          ------------------   ------------------   ------------------   -----------------
LIABILITIES:
   Accrued fees.........................                  39                   32                   23                  13
   Due to First MetLife Investors
     Insurance Company..................                  --                    1                   --                  --
                                          ------------------   ------------------   ------------------   -----------------
       Total Liabilities................                  39                   33                   23                  13
                                          ------------------   ------------------   ------------------   -----------------

NET ASSETS..............................  $        1,216,075   $       84,112,066   $       63,858,233   $         379,047
                                          ==================   ==================   ==================   =================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $        1,216,075   $       84,007,875   $       63,857,704   $         379,047
   Net assets from contracts in payout..                  --              104,191                  529                  --
                                          ------------------   ------------------   ------------------   -----------------
       Total Net Assets.................  $        1,216,075   $       84,112,066   $       63,858,233   $         379,047
                                          ==================   ==================   ==================   =================


                                             MSF JENNISON       MSF LOOMIS SAYLES
                                                GROWTH           SMALL CAP CORE
                                              SUB-ACCOUNT          SUB-ACCOUNT
                                          ------------------   ------------------
ASSETS:
   Investments at fair value............  $       45,506,612   $          848,600
   Due from First MetLife Investors
     Insurance Company..................                  --                   --
                                          ------------------   ------------------
       Total Assets.....................          45,506,612              848,600
                                          ------------------   ------------------
LIABILITIES:
   Accrued fees.........................                  21                   --
   Due to First MetLife Investors
     Insurance Company..................                  --                   --
                                          ------------------   ------------------
       Total Liabilities................                  21                   --
                                          ------------------   ------------------

NET ASSETS..............................  $       45,506,591   $          848,600
                                          ==================   ==================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $       45,505,597   $          848,600
   Net assets from contracts in payout..                 994                   --
                                          ------------------   ------------------
       Total Net Assets.................  $       45,506,591   $          848,600
                                          ==================   ==================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
             STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
                              DECEMBER 31, 2012


                                                                                           MSF MET/
                                                                                          DIMENSIONAL          MSF METLIFE
                                            MSF LOOMIS SAYLES     MSF MET/ARTISAN        INTERNATIONAL        CONSERVATIVE
                                            SMALL CAP GROWTH       MID CAP VALUE         SMALL COMPANY         ALLOCATION
                                               SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT          SUB-ACCOUNT
                                           ------------------   -------------------  -------------------   ------------------
ASSETS:
   Investments at fair value.............  $          429,193   $        14,779,254  $         3,104,476   $        2,337,849
   Due from First MetLife Investors
     Insurance Company...................                  --                    --                   --                   --
                                           ------------------   -------------------  -------------------   ------------------
       Total Assets......................             429,193            14,779,254            3,104,476            2,337,849
                                           ------------------   -------------------  -------------------   ------------------
LIABILITIES:
   Accrued fees..........................                   6                    20                    5                    6
   Due to First MetLife Investors
     Insurance Company...................                   1                    --                   --                    1
                                           ------------------   -------------------  -------------------   ------------------
       Total Liabilities.................                   7                    20                    5                    7
                                           ------------------   -------------------  -------------------   ------------------

NET ASSETS...............................  $          429,186   $        14,779,234  $         3,104,471   $        2,337,842
                                           ==================   ===================  ===================   ==================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units....  $          429,186   $        14,778,800  $         3,104,471   $        2,337,842
   Net assets from contracts in payout...                  --                   434                   --                   --
                                           ------------------   -------------------  -------------------   ------------------
       Total Net Assets..................  $          429,186   $        14,779,234  $         3,104,471   $        2,337,842
                                           ==================   ===================  ===================   ==================


                                               MSF METLIFE                                                    MSF METLIFE
                                             CONSERVATIVE TO        MSF METLIFE          MSF METLIFE          MODERATE TO
                                           MODERATE ALLOCATION  MID CAP STOCK INDEX  MODERATE ALLOCATION AGGRESSIVE ALLOCATION
                                               SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                           -------------------  -------------------  ------------------- ---------------------
ASSETS:
   Investments at fair value.............  $        1,901,558   $        4,787,537   $       18,786,983   $         7,001,495
   Due from First MetLife Investors
     Insurance Company...................                  --                   --                   --                    --
                                           -------------------  -------------------  ------------------- ---------------------
       Total Assets......................           1,901,558            4,787,537           18,786,983             7,001,495
                                           -------------------  -------------------  ------------------- ---------------------
LIABILITIES:
   Accrued fees..........................                  --                    5                    3                    --
   Due to First MetLife Investors
     Insurance Company...................                  --                   --                   --                    --
                                           -------------------  -------------------  ------------------- ---------------------
       Total Liabilities.................                  --                    5                    3                    --
                                           -------------------  -------------------  ------------------- ---------------------

NET ASSETS...............................  $        1,901,558   $        4,787,532   $       18,786,980   $         7,001,495
                                           ===================  ===================  =================== =====================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units....  $        1,901,558   $        4,787,532   $       18,786,980   $         7,001,495
   Net assets from contracts in payout...                  --                   --                   --                    --
                                           -------------------  -------------------  ------------------- ---------------------
       Total Net Assets..................  $        1,901,558   $        4,787,532   $       18,786,980   $         7,001,495
                                           ===================  ===================  =================== =====================



                                            MSF METLIFE STOCK      MSF MFS TOTAL
                                                  INDEX               RETURN
                                               SUB-ACCOUNT          SUB-ACCOUNT
                                           ------------------   ------------------
ASSETS:
   Investments at fair value.............  $       37,970,626   $        9,426,468
   Due from First MetLife Investors
     Insurance Company...................                  --                   --
                                           ------------------   ------------------
       Total Assets......................          37,970,626            9,426,468
                                           ------------------   ------------------
LIABILITIES:
   Accrued fees..........................                  25                   21
   Due to First MetLife Investors
     Insurance Company...................                  --                    1
                                           ------------------   ------------------
       Total Liabilities.................                  25                   22
                                           ------------------   ------------------

NET ASSETS...............................  $       37,970,601   $        9,426,446
                                           ==================   ==================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units....  $       37,968,349   $        9,426,446
   Net assets from contracts in payout...               2,252                   --
                                           ------------------   ------------------
       Total Net Assets..................  $       37,970,601   $        9,426,446
                                           ==================   ==================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
             STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
                              DECEMBER 31, 2012




                                                                  MSF MSCI EAFE        MSF NEUBERGER       MSF OPPENHEIMER
                                             MSF MFS VALUE            INDEX           BERMAN GENESIS        GLOBAL EQUITY
                                              SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                          ------------------   ------------------   ------------------   ------------------
ASSETS:
   Investments at fair value............  $        4,764,913   $        4,381,013   $          119,208   $          935,722
   Due from First MetLife Investors
     Insurance Company..................                  --                   --                   --                    1
                                          ------------------   ------------------   ------------------   ------------------
       Total Assets.....................           4,764,913            4,381,013              119,208              935,723
                                          ------------------   ------------------   ------------------   ------------------
LIABILITIES:
   Accrued fees.........................                  26                    4                   13                   17
   Due to First MetLife Investors
     Insurance Company..................                  --                   --                   --                   --
                                          ------------------   ------------------   ------------------   ------------------
       Total Liabilities................                  26                    4                   13                   17
                                          ------------------   ------------------   ------------------   ------------------

NET ASSETS..............................  $        4,764,887   $        4,381,009   $          119,195   $          935,706
                                          ==================   ==================   ==================   ==================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $        4,764,887   $        4,381,009   $          119,195   $          935,706
   Net assets from contracts in payout..                  --                   --                   --                   --
                                          ------------------   ------------------   ------------------   ------------------
       Total Net Assets.................  $        4,764,887   $        4,381,009   $          119,195   $          935,706
                                          ==================   ==================   ==================   ==================


                                                                                                             MSF VAN ECK
                                           MSF RUSSELL 2000     MSF T. ROWE PRICE    MSF T. ROWE PRICE     GLOBAL NATURAL
                                                 INDEX          LARGE CAP GROWTH     SMALL CAP GROWTH         RESOURCES
                                              SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                          ------------------   ------------------   ------------------   ------------------
ASSETS:
   Investments at fair value............  $        5,428,890   $          859,560   $          498,094   $        7,185,439
   Due from First MetLife Investors
     Insurance Company..................                  --                   --                   --                   --
                                          ------------------   ------------------   ------------------   ------------------
       Total Assets.....................           5,428,890              859,560              498,094            7,185,439
                                          ------------------   ------------------   ------------------   ------------------
LIABILITIES:
   Accrued fees.........................                  20                   13                    5                    7
   Due to First MetLife Investors
     Insurance Company..................                   1                   --                    1                    1
                                          ------------------   ------------------   ------------------   ------------------
       Total Liabilities................                  21                   13                    6                    8
                                          ------------------   ------------------   ------------------   ------------------

NET ASSETS..............................  $        5,428,869   $          859,547   $          498,088   $        7,185,431
                                          ==================   ==================   ==================   ==================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $        5,428,869   $          859,547   $          498,088   $        7,185,431
   Net assets from contracts in payout..                  --                   --                   --                   --
                                          ------------------   ------------------   ------------------   ------------------
       Total Net Assets.................  $        5,428,869   $          859,547   $          498,088   $        7,185,431
                                          ==================   ==================   ==================   ==================

                                           MSF WESTERN ASSET
                                              MANAGEMENT        MSF WESTERN ASSET
                                            STRATEGIC BOND         MANAGEMENT
                                             OPPORTUNITIES       U.S. GOVERNMENT
                                              SUB-ACCOUNT          SUB-ACCOUNT
                                          ------------------   ------------------
ASSETS:
   Investments at fair value............  $           34,748   $       32,438,085
   Due from First MetLife Investors
     Insurance Company..................                  --                   --
                                          ------------------   ------------------
       Total Assets.....................              34,748           32,438,085
                                          ------------------   ------------------
LIABILITIES:
   Accrued fees.........................                  12                    5
   Due to First MetLife Investors
     Insurance Company..................                  --                    1
                                          ------------------   ------------------
       Total Liabilities................                  12                    6
                                          ------------------   ------------------

NET ASSETS..............................  $           34,736   $       32,438,079
                                          ==================   ==================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $           34,736   $       32,438,079
   Net assets from contracts in payout..                  --                   --
                                          ------------------   ------------------
       Total Net Assets.................  $           34,736   $       32,438,079
                                          ==================   ==================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
             STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
                              DECEMBER 31, 2012


                                            OPPENHEIMER VA
                                              MAIN STREET           PIMCO VIT            PIMCO VIT           PIONEER VCT
                                           SMALL- & MID-CAP        HIGH YIELD          LOW DURATION       EMERGING MARKETS
                                              SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                          ------------------   ------------------   ------------------   ------------------
ASSETS:
   Investments at fair value............  $        3,851,472   $          154,636   $          205,021   $           17,477
   Due from First MetLife Investors
     Insurance Company..................                  --                   --                   --                   --
                                          ------------------   ------------------   ------------------   ------------------
       Total Assets.....................           3,851,472              154,636              205,021               17,477
                                          ------------------   ------------------   ------------------   ------------------
LIABILITIES:
   Accrued fees.........................                  --                   --                    3                   11
   Due to First MetLife Investors
     Insurance Company..................                   1                   --                   --                    1
                                          ------------------   ------------------   ------------------   ------------------
       Total Liabilities................                   1                   --                    3                   12
                                          ------------------   ------------------   ------------------   ------------------

NET ASSETS..............................  $        3,851,471   $          154,636   $          205,018   $           17,465
                                          ==================   ==================   ==================   ==================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $        3,851,471   $          154,636   $          205,018   $           17,465
   Net assets from contracts in payout..                  --                   --                   --                   --
                                          ------------------   ------------------   ------------------   ------------------
       Total Net Assets.................  $        3,851,471   $          154,636   $          205,018   $           17,465
                                          ==================   ==================   ==================   ==================


                                              PIONEER VCT          PIONEER VCT          PIONEER VCT           PUTNAM VT
                                             EQUITY INCOME        MID CAP VALUE     REAL ESTATE SHARES      EQUITY INCOME
                                              SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                          ------------------   ------------------   ------------------   ------------------
ASSETS:
   Investments at fair value............  $            8,860   $        1,739,653   $            8,906   $           58,915
   Due from First MetLife Investors
     Insurance Company..................                  --                   --                   --                    1
                                          ------------------   ------------------   ------------------   ------------------
       Total Assets.....................               8,860            1,739,653                8,906               58,916
                                          ------------------   ------------------   ------------------   ------------------
LIABILITIES:
   Accrued fees.........................                   6                   11                    4                    7
   Due to First MetLife Investors
     Insurance Company..................                  --                   --                   --                   --
                                          ------------------   ------------------   ------------------   ------------------
       Total Liabilities................                   6                   11                    4                    7
                                          ------------------   ------------------   ------------------   ------------------

NET ASSETS..............................  $            8,854   $        1,739,642   $            8,902   $           58,909
                                          ==================   ==================   ==================   ==================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $            8,854   $        1,739,642   $            8,902   $           58,909
   Net assets from contracts in payout..                  --                   --                   --                   --
                                          ------------------   ------------------   ------------------   ------------------
       Total Net Assets.................  $            8,854   $        1,739,642   $            8,902   $           58,909
                                          ==================   ==================   ==================   ==================


                                               PUTNAM VT       RUSSELL AGGRESSIVE
                                           MULTI-CAP GROWTH          EQUITY
                                              SUB-ACCOUNT          SUB-ACCOUNT
                                          ------------------   ------------------
ASSETS:
   Investments at fair value............  $          186,701   $            2,879
   Due from First MetLife Investors
     Insurance Company..................                  --                   --
                                          ------------------   ------------------
       Total Assets.....................             186,701                2,879
                                          ------------------   ------------------
LIABILITIES:
   Accrued fees.........................                   2                    4
   Due to First MetLife Investors
     Insurance Company..................                  --                   --
                                          ------------------   ------------------
       Total Liabilities................                   2                    4
                                          ------------------   ------------------

NET ASSETS..............................  $          186,699   $            2,875
                                          ==================   ==================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $          186,699   $            2,875
   Net assets from contracts in payout..                  --                   --
                                          ------------------   ------------------
       Total Net Assets.................  $          186,699   $            2,875
                                          ==================   ==================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
             STATEMENTS OF ASSETS AND LIABILITIES -- (CONCLUDED)
                              DECEMBER 31, 2012


                                                                RUSSELL GLOBAL REAL  RUSSELL MULTI-STYLE
                                            RUSSELL CORE BOND    ESTATE SECURITIES         EQUITY          RUSSELL NON-U.S.
                                               SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                           ------------------   -------------------  -------------------  ------------------
ASSETS:
   Investments at fair value.............  $           23,424   $            6,755   $           28,770   $           10,388
   Due from First MetLife Investors
     Insurance Company...................                   1                   --                   --                   --
                                           ------------------   -------------------  -------------------  ------------------
       Total Assets......................              23,425                6,755               28,770               10,388
                                           ------------------   -------------------  -------------------  ------------------
LIABILITIES:
   Accrued fees..........................                   2                    4                    3                    4
   Due to First MetLife Investors
     Insurance Company...................                  --                   --                   --                    1
                                           ------------------   -------------------  -------------------  ------------------
       Total Liabilities.................                   2                    4                    3                    5
                                           ------------------   -------------------  -------------------  ------------------

NET ASSETS...............................  $           23,423   $            6,751   $           28,767   $           10,383
                                           ==================   ===================  ===================  ==================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units....  $           23,423   $            6,751   $           28,767   $           10,383
   Net assets from contracts in payout...                  --                   --                   --                   --
                                           ------------------   -------------------  -------------------  ------------------
       Total Net Assets..................  $           23,423   $            6,751   $           28,767   $           10,383
                                           ==================   ===================  ===================  ==================


                                           UIF U.S. REAL ESTATE
                                                SUB-ACCOUNT
                                           --------------------
ASSETS:
   Investments at fair value.............   $         4,305,924
   Due from First MetLife Investors
     Insurance Company...................                    --
                                           --------------------
       Total Assets......................             4,305,924
                                           --------------------
LIABILITIES:
   Accrued fees..........................                     3
   Due to First MetLife Investors
     Insurance Company...................                    --
                                           --------------------
       Total Liabilities.................                     3
                                           --------------------

NET ASSETS...............................   $         4,305,921
                                           ====================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units....   $         4,305,921
   Net assets from contracts in payout...                    --
                                           --------------------
       Total Net Assets..................   $         4,305,921
                                           ====================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
                          STATEMENTS OF OPERATIONS
                    FOR THE YEAR ENDED DECEMBER 31, 2012


                                                                                      AMERICAN FUNDS
                                            AMERICAN FUNDS       AMERICAN FUNDS        GLOBAL SMALL        AMERICAN FUNDS
                                                 BOND             GLOBAL GROWTH       CAPITALIZATION           GROWTH
                                              SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                          ------------------   ------------------   ------------------   ------------------
INVESTMENT INCOME:
      Dividends.........................  $          237,698   $          191,793   $           50,475   $          382,777
                                          ------------------   ------------------   ------------------   ------------------
EXPENSES:
      Mortality and expense risk
        charges.........................              99,695              276,057               35,531              603,400
      Administrative charges............              22,707               53,302                9,417              120,116
                                          ------------------   ------------------   ------------------   ------------------
        Total expenses..................             122,402              329,359               44,948              723,516
                                          ------------------   ------------------   ------------------   ------------------
          Net investment income (loss)..             115,296            (137,566)                5,527            (340,739)
                                          ------------------   ------------------   ------------------   ------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES) ON
   INVESTMENTS:
      Realized gain distributions.......                  --                   --                   --                   --
      Realized gains (losses) on sale of
        investments.....................              41,660               19,002               28,364              208,256
                                          ------------------   ------------------   ------------------   ------------------
          Net realized gains (losses)...              41,660               19,002               28,364              208,256
                                          ------------------   ------------------   ------------------   ------------------
      Change in unrealized gains (losses)
        on investments..................             186,074            4,115,151              527,970            7,158,807
                                          ------------------   ------------------   ------------------   ------------------
      Net realized and change in
        unrealized gains (losses) on
        investments.....................             227,734            4,134,153              556,334            7,367,063
                                          ------------------   ------------------   ------------------   ------------------
      Net increase (decrease) in net assets
        resulting from operations.......  $          343,030   $        3,996,587   $          561,861   $        7,026,324
                                          ==================   ==================   ==================   ==================


                                            AMERICAN FUNDS        FIDELITY VIP         FIDELITY VIP         FIDELITY VIP
                                             GROWTH-INCOME         CONTRAFUND          EQUITY-INCOME           MID CAP
                                              SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                          ------------------   ------------------   ------------------   ------------------
INVESTMENT INCOME:
      Dividends.........................  $          398,161   $          216,456   $            1,913   $           47,042
                                          ------------------   ------------------   ------------------   ------------------
EXPENSES:
      Mortality and expense risk
        charges.........................             339,151              224,163                  748              120,427
      Administrative charges............              62,059               42,213                  159               27,101
                                          ------------------   ------------------   ------------------   ------------------
        Total expenses..................             401,210              266,376                  907              147,528
                                          ------------------   ------------------   ------------------   ------------------
          Net investment income (loss)..             (3,049)             (49,920)                1,006            (100,486)
                                          ------------------   ------------------   ------------------   ------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES) ON
   INVESTMENTS:
      Realized gain distributions.......                  --                   --                4,168              981,975
      Realized gains (losses) on sale of
        investments.....................            (19,662)             (64,082)                (112)               49,701
                                          ------------------   ------------------   ------------------   ------------------
          Net realized gains (losses)...            (19,662)             (64,082)                4,056            1,031,676
                                          ------------------   ------------------   ------------------   ------------------
      Change in unrealized gains (losses)
        on investments..................           3,544,939            2,338,621                4,004              299,536
                                          ------------------   ------------------   ------------------   ------------------
      Net realized and change in
        unrealized gains (losses) on
        investments.....................           3,525,277            2,274,539                8,060            1,331,212
                                          ------------------   ------------------   ------------------   ------------------
      Net increase (decrease) in net assets
        resulting from operations.......  $        3,522,228   $        2,224,619   $            9,066   $        1,230,726
                                          ==================   ==================   ==================   ==================

                                                                 FTVIPT FRANKLIN
                                            FTVIPT FRANKLIN      SMALL CAP VALUE
                                           INCOME SECURITIES       SECURITIES
                                              SUB-ACCOUNT          SUB-ACCOUNT
                                          ------------------   ------------------
INVESTMENT INCOME:
      Dividends.........................  $        1,451,028   $           14,463
                                          ------------------   ------------------
EXPENSES:
      Mortality and expense risk
        charges.........................             296,231               20,237
      Administrative charges............              56,430                4,654
                                          ------------------   ------------------
        Total expenses..................             352,661               24,891
                                          ------------------   ------------------
          Net investment income (loss)..           1,098,367             (10,428)
                                          ------------------   ------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES) ON
   INVESTMENTS:
      Realized gain distributions.......                  --                   --
      Realized gains (losses) on sale of
        investments.....................           (152,154)               10,276
                                          ------------------   ------------------
          Net realized gains (losses)...           (152,154)               10,276
                                          ------------------   ------------------
      Change in unrealized gains (losses)
        on investments..................           1,366,846              297,268
                                          ------------------   ------------------
      Net realized and change in
        unrealized gains (losses) on
        investments.....................           1,214,692              307,544
                                          ------------------   ------------------
      Net increase (decrease) in net assets
        resulting from operations.......  $        2,313,059   $          297,116
                                          ==================   ==================

(a) For the period April 30, 2012 to December 31, 2012.
(b) For the period November 12, 2012 to December 31, 2012.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
                    FOR THE YEAR ENDED DECEMBER 31, 2012


                                                                                       FTVIPT TEMPLETON
                                              FTVIPT MUTUAL       FTVIPT TEMPLETON        GLOBAL BOND      INVESCO V.I. GLOBAL
                                            SHARES SECURITIES    FOREIGN SECURITIES       SECURITIES           REAL ESTATE
                                               SUB-ACCOUNT           SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                           ------------------   -------------------   ------------------   -------------------
INVESTMENT INCOME:
      Dividends..........................  $           74,255   $           421,511   $          541,737   $            4,382
                                           ------------------   -------------------   ------------------   -------------------
EXPENSES:
      Mortality and expense risk
        charges..........................              42,851               209,151               94,872               10,313
      Administrative charges.............               8,939                34,715               21,690                2,308
                                           ------------------   -------------------   ------------------   -------------------
        Total expenses...................              51,790               243,866              116,562               12,621
                                           ------------------   -------------------   ------------------   -------------------
          Net investment income (loss)...              22,465               177,645              425,175              (8,239)
                                           ------------------   -------------------   ------------------   -------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES) ON
   INVESTMENTS:
      Realized gain distributions........                  --                    --               13,600                   --
      Realized gains (losses) on sale of
        investments......................               (272)             (329,877)               11,105               11,086
                                           ------------------   -------------------   ------------------   -------------------
          Net realized gains (losses)....               (272)             (329,877)               24,705               11,086
                                           ------------------   -------------------   ------------------   -------------------
      Change in unrealized gains (losses)
        on investments...................             394,221             2,275,354              649,444              202,397
                                           ------------------   -------------------   ------------------   -------------------
      Net realized and change in
        unrealized gains (losses) on
        investments......................             393,949             1,945,477              674,149              213,483
                                           ------------------   -------------------   ------------------   -------------------
      Net increase (decrease) in net assets
        resulting from operations........  $          416,414   $         2,123,122   $        1,099,324   $          205,244
                                           ==================   ===================   ==================   ===================

                                                                    INVESCO V.I.         INVESCO V.I.          INVESCO V.I.
                                               INVESCO V.I.          VAN KAMPEN        VAN KAMPEN EQUITY     VAN KAMPEN GROWTH
                                           INTERNATIONAL GROWTH    AMERICAN VALUE         AND INCOME            AND INCOME
                                                SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT
                                           --------------------  ------------------   -------------------   ------------------
INVESTMENT INCOME:
      Dividends..........................   $          110,159   $            9,172   $           259,583   $          143,483
                                           --------------------  ------------------   -------------------   ------------------
EXPENSES:
      Mortality and expense risk
        charges..........................               85,634               14,700               163,536              115,840
      Administrative charges.............               19,824                3,314                35,316               26,610
                                           --------------------  ------------------   -------------------   ------------------
        Total expenses...................              105,458               18,014               198,852              142,450
                                           --------------------  ------------------   -------------------   ------------------
          Net investment income (loss)...                4,701              (8,842)                60,731                1,033
                                           --------------------  ------------------   -------------------   ------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES) ON
   INVESTMENTS:
      Realized gain distributions........                   --                   --                    --                   --
      Realized gains (losses) on sale of
        investments......................               19,590               25,666                80,964               60,436
                                           --------------------  ------------------   -------------------   ------------------
          Net realized gains (losses)....               19,590               25,666                80,964               60,436
                                           --------------------  ------------------   -------------------   ------------------
      Change in unrealized gains (losses)
        on investments...................              986,760              155,527             1,269,129            1,154,401
                                           --------------------  ------------------   -------------------   ------------------
      Net realized and change in
        unrealized gains (losses) on
        investments......................            1,006,350              181,193             1,350,093            1,214,837
                                           --------------------  ------------------   -------------------   ------------------
      Net increase (decrease) in net assets
        resulting from operations........   $        1,011,051   $          172,351   $         1,410,824   $        1,215,870
                                           ====================  ==================   ===================   ==================

                                                  LMPVET               LMPVET
                                           CLEARBRIDGE VARIABLE CLEARBRIDGE VARIABLE
                                             AGGRESSIVE GROWTH      APPRECIATION
                                                SUB-ACCOUNT          SUB-ACCOUNT
                                           -------------------- --------------------
INVESTMENT INCOME:
      Dividends..........................   $           53,232   $           283,359
                                           -------------------- --------------------
EXPENSES:
      Mortality and expense risk
        charges..........................              161,026               192,397
      Administrative charges.............               31,028                42,194
                                           -------------------- --------------------
        Total expenses...................              192,054               234,591
                                           -------------------- --------------------
          Net investment income (loss)...            (138,822)                48,768
                                           -------------------- --------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES) ON
   INVESTMENTS:
      Realized gain distributions........              486,748                    --
      Realized gains (losses) on sale of
        investments......................              340,360               177,392
                                           -------------------- --------------------
          Net realized gains (losses)....              827,108               177,392
                                           -------------------- --------------------
      Change in unrealized gains (losses)
        on investments...................            1,166,530             1,879,711
                                           -------------------- --------------------
      Net realized and change in
        unrealized gains (losses) on
        investments......................            1,993,638             2,057,103
                                           -------------------- --------------------
      Net increase (decrease) in net assets
        resulting from operations........   $        1,854,816   $         2,105,871
                                           ==================== ====================

(a) For the period April 30, 2012 to December 31, 2012.
(b) For the period November 12, 2012 to December 31, 2012.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
                    FOR THE YEAR ENDED DECEMBER 31, 2012


                                                LMPVET               LMPVET
                                         CLEARBRIDGE VARIABLE CLEARBRIDGE VARIABLE        LMPVET               LMPVET
                                             EQUITY INCOME         FUNDAMENTAL     CLEARBRIDGE VARIABLE CLEARBRIDGE VARIABLE
                                                BUILDER           ALL CAP VALUE      LARGE CAP GROWTH      LARGE CAP VALUE
                                              SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                         -------------------- -------------------- -------------------- --------------------
INVESTMENT INCOME:
      Dividends.........................  $          308,478   $          119,919   $            1,900   $            7,492
                                         -------------------- -------------------- -------------------- --------------------
EXPENSES:
      Mortality and expense risk
        charges.........................             139,162               86,476                4,064                5,181
      Administrative charges............              27,906               17,750                  705                  882
                                         -------------------- -------------------- -------------------- --------------------
        Total expenses..................             167,068              104,226                4,769                6,063
                                         -------------------- -------------------- -------------------- --------------------
          Net investment income (loss)..             141,410               15,693              (2,869)                1,429
                                         -------------------- -------------------- -------------------- --------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES) ON
   INVESTMENTS:
      Realized gain distributions.......                  --                   --               17,566                  327
      Realized gains (losses) on sale of
        investments.....................            (35,006)                2,891                4,739               16,233
                                         -------------------- -------------------- -------------------- --------------------
          Net realized gains (losses)...            (35,006)                2,891               22,305               16,560
                                         -------------------- -------------------- -------------------- --------------------
      Change in unrealized gains (losses)
        on investments..................           1,140,598              847,446               27,596               46,800
                                         -------------------- -------------------- -------------------- --------------------
      Net realized and change in
        unrealized gains (losses) on
        investments.....................           1,105,592              850,337               49,901               63,360
                                         -------------------- -------------------- -------------------- --------------------
      Net increase (decrease) in net assets
        resulting from operations.......  $        1,247,002   $          866,030   $           47,032   $           64,789
                                         ==================== ==================== ==================== ====================

                                                                     LMPVET
                                                LMPVET             INVESTMENT             LMPVET               LMPVET
                                         CLEARBRIDGE VARIABLE   COUNSEL VARIABLE    VARIABLE LIFESTYLE   VARIABLE LIFESTYLE
                                           SMALL CAP GROWTH     SOCIAL AWARENESS      ALLOCATION 50%       ALLOCATION 70%
                                              SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                         --------------------  ------------------   ------------------   ------------------
INVESTMENT INCOME:
      Dividends.........................  $           11,872   $              162   $           72,858   $            4,836
                                         --------------------  ------------------   ------------------   ------------------
EXPENSES:
      Mortality and expense risk
        charges.........................              39,186                  138               30,291                2,890
      Administrative charges............               7,963                   25                6,466                  520
                                         --------------------  ------------------   ------------------   ------------------
        Total expenses..................              47,149                  163               36,757                3,410
                                         --------------------  ------------------   ------------------   ------------------
          Net investment income (loss)..            (35,277)                  (1)               36,101                1,426
                                         --------------------  ------------------   ------------------   ------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES) ON
   INVESTMENTS:
      Realized gain distributions.......             138,628                   --                   --                   --
      Realized gains (losses) on sale of
        investments.....................             172,755                   44               35,630                2,005
                                         --------------------  ------------------   ------------------   ------------------
          Net realized gains (losses)...             311,383                   44               35,630                2,005
                                         --------------------  ------------------   ------------------   ------------------
      Change in unrealized gains (losses)
        on investments..................             205,657                  868              195,873               21,587
                                         --------------------  ------------------   ------------------   ------------------
      Net realized and change in
        unrealized gains (losses) on
        investments.....................             517,040                  912              231,503               23,592
                                         --------------------  ------------------   ------------------   ------------------
      Net increase (decrease) in net assets
        resulting from operations.......  $          481,763   $              911   $          267,604   $           25,018
                                         ====================  ==================   ==================   ==================

                                                                    LMPVIT
                                               LMPVET            WESTERN ASSET
                                         VARIABLE LIFESTYLE  VARIABLE GLOBAL HIGH
                                           ALLOCATION 85%         YIELD BOND
                                             SUB-ACCOUNT          SUB-ACCOUNT
                                         ------------------  --------------------
INVESTMENT INCOME:
      Dividends......................... $           19,579   $          614,315
                                         ------------------  --------------------
EXPENSES:
      Mortality and expense risk
        charges.........................             13,353               98,473
      Administrative charges............              2,719               19,690
                                         ------------------  --------------------
        Total expenses..................             16,072              118,163
                                         ------------------  --------------------
          Net investment income (loss)..              3,507              496,152
                                         ------------------  --------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES) ON
   INVESTMENTS:
      Realized gain distributions.......                 --                   --
      Realized gains (losses) on sale of
        investments.....................             25,609             (15,107)
                                         ------------------  --------------------
          Net realized gains (losses)...             25,609             (15,107)
                                         ------------------  --------------------
      Change in unrealized gains (losses)
        on investments..................            106,431              702,958
                                         ------------------  --------------------
      Net realized and change in
        unrealized gains (losses) on
        investments.....................            132,040              687,851
                                         ------------------  --------------------
      Net increase (decrease) in net assets
        resulting from operations....... $          135,547   $        1,184,003
                                         ==================  ====================

(a) For the period April 30, 2012 to December 31, 2012.
(b) For the period November 12, 2012 to December 31, 2012.



 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
                    FOR THE YEAR ENDED DECEMBER 31, 2012


                                                  MIST
                                            ALLIANCEBERNSTEIN      MIST AMERICAN                              MIST AMERICAN
                                             GLOBAL DYNAMIC       FUNDS BALANCED         MIST AMERICAN        FUNDS GROWTH
                                               ALLOCATION           ALLOCATION            FUNDS BOND           ALLOCATION
                                               SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT          SUB-ACCOUNT
                                           ------------------   ------------------   -------------------   ------------------
INVESTMENT INCOME:
      Dividends..........................  $           99,831   $        3,160,857   $           686,595   $        1,069,840
                                           ------------------   ------------------   -------------------   ------------------
EXPENSES:
      Mortality and expense risk
        charges..........................           1,331,939            2,527,865               391,989            1,223,694
      Administrative charges.............             265,113              474,099                69,738              223,346
                                           ------------------   ------------------   -------------------   ------------------
        Total expenses...................           1,597,052            3,001,964               461,727            1,447,040
                                           ------------------   ------------------   -------------------   ------------------
          Net investment income (loss)...         (1,497,221)              158,893               224,868            (377,200)
                                           ------------------   ------------------   -------------------   ------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES) ON
   INVESTMENTS:
      Realized gain distributions........               2,144            1,918,123               133,420                   --
      Realized gains (losses) on sale of
        investments......................              50,425            1,674,187               304,087            1,998,879
                                           ------------------   ------------------   -------------------   ------------------
          Net realized gains (losses)....              52,569            3,592,310               437,507            1,998,879
                                           ------------------   ------------------   -------------------   ------------------
      Change in unrealized gains (losses)
        on investments...................           9,553,274           16,830,421               194,946            9,988,131
                                           ------------------   ------------------   -------------------   ------------------
      Net realized and change in
        unrealized gains (losses) on
        investments......................           9,605,843           20,422,731               632,453           11,987,010
                                           ------------------   ------------------   -------------------   ------------------
      Net increase (decrease) in net assets
        resulting from operations........  $        8,108,622   $       20,581,624   $           857,321   $       11,609,810
                                           ==================   ==================   ===================   ==================


                                                                                         MIST AMERICAN
                                               MIST AMERICAN        MIST AMERICAN       FUNDS MODERATE       MIST AQR GLOBAL
                                               FUNDS GROWTH      FUNDS INTERNATIONAL      ALLOCATION          RISK BALANCED
                                                SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                           -------------------   -------------------  ------------------   ------------------
INVESTMENT INCOME:
      Dividends..........................  $           137,772   $          289,380   $        2,330,767   $          637,768
                                           -------------------   -------------------  ------------------   ------------------
EXPENSES:
      Mortality and expense risk
        charges..........................              601,048              259,415            1,550,493            1,766,740
      Administrative charges.............              109,355               47,388              287,635              356,447
                                           -------------------   -------------------  ------------------   ------------------
        Total expenses...................              710,403              306,803            1,838,128            2,123,187
                                           -------------------   -------------------  ------------------   ------------------
          Net investment income (loss)...            (572,631)             (17,423)              492,639          (1,485,419)
                                           -------------------   -------------------  ------------------   ------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES) ON
   INVESTMENTS:
      Realized gain distributions........               10,858                   --            1,523,728              677,444
      Realized gains (losses) on sale of
        investments......................              999,848               58,508              762,747               33,619
                                           -------------------   -------------------  ------------------   ------------------
          Net realized gains (losses)....            1,010,706               58,508            2,286,475              711,063
                                           -------------------   -------------------  ------------------   ------------------
      Change in unrealized gains (losses)
        on investments...................            5,733,204            2,737,079            7,050,592           12,311,829
                                           -------------------   -------------------  ------------------   ------------------
      Net realized and change in
        unrealized gains (losses) on
        investments......................            6,743,910            2,795,587            9,337,067           13,022,892
                                           -------------------   -------------------  ------------------   ------------------
      Net increase (decrease) in net assets
        resulting from operations........  $         6,171,279   $        2,778,164   $        9,829,706   $       11,537,473
                                           ===================   ===================  ==================   ==================


                                              MIST BLACKROCK
                                              GLOBAL TACTICAL      MIST BLACKROCK
                                                STRATEGIES           HIGH YIELD
                                                SUB-ACCOUNT          SUB-ACCOUNT
                                           -------------------   ------------------
INVESTMENT INCOME:
      Dividends..........................  $                --   $        1,457,836
                                           -------------------   ------------------
EXPENSES:
      Mortality and expense risk
        charges..........................            2,545,283              283,987
      Administrative charges.............              506,195               51,685
                                           -------------------   ------------------
        Total expenses...................            3,051,478              335,672
                                           -------------------   ------------------
          Net investment income (loss)...          (3,051,478)            1,122,164
                                           -------------------   ------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES) ON
   INVESTMENTS:
      Realized gain distributions........                2,866              265,579
      Realized gains (losses) on sale of
        investments......................              122,765              205,669
                                           -------------------   ------------------
          Net realized gains (losses)....              125,631              471,248
                                           -------------------   ------------------
      Change in unrealized gains (losses)
        on investments...................           16,886,749            1,158,609
                                           -------------------   ------------------
      Net realized and change in
        unrealized gains (losses) on
        investments......................           17,012,380            1,629,857
                                           -------------------   ------------------
      Net increase (decrease) in net assets
        resulting from operations........  $        13,960,902   $        2,752,021
                                           ===================   ==================

(a) For the period April 30, 2012 to December 31, 2012.
(b) For the period November 12, 2012 to December 31, 2012.



 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
                    FOR THE YEAR ENDED DECEMBER 31, 2012



                                            MIST BLACKROCK    MIST CLARION GLOBAL      MIST DREMAN         MIST GOLDMAN
                                            LARGE CAP CORE        REAL ESTATE        SMALL CAP VALUE    SACHS MID CAP VALUE
                                              SUB-ACCOUNT         SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                          ------------------  -------------------  ------------------   -------------------
INVESTMENT INCOME:
     Dividends..........................  $           14,403  $          412,286   $           32,064   $          111,094
                                          ------------------  -------------------  ------------------   -------------------
EXPENSES:
     Mortality and expense risk
        charges.........................              20,065             284,270               58,155              263,585
     Administrative charges.............               3,568              49,780                9,866               47,366
                                          ------------------  -------------------  ------------------   -------------------
        Total expenses..................              23,633             334,050               68,021              310,951
                                          ------------------  -------------------  ------------------   -------------------
          Net investment income (loss)..             (9,230)              78,236             (35,957)            (199,857)
                                          ------------------  -------------------  ------------------   -------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES) ON
   INVESTMENTS:
     Realized gain distributions........                  --                  --                   --                   --
     Realized gains (losses) on sale of
        investments.....................              44,869           (218,513)               38,697               52,702
                                          ------------------  -------------------  ------------------   -------------------
          Net realized gains (losses)...              44,869           (218,513)               38,697               52,702
                                          ------------------  -------------------  ------------------   -------------------
     Change in unrealized gains (losses)
        on investments..................             124,225           4,266,195              498,019            2,959,013
                                          ------------------  -------------------  ------------------   -------------------
     Net realized and change in
        unrealized gains (losses) on
        investments.....................             169,094           4,047,682              536,716            3,011,715
                                          ------------------  -------------------  ------------------   -------------------
     Net increase (decrease) in net assets
        resulting from operations.......  $          159,864  $        4,125,918   $          500,759   $        2,811,858
                                          ==================  ===================  ==================   ===================

                                              MIST HARRIS         MIST INVESCO
                                                OAKMARK           BALANCED-RISK       MIST INVESCO
                                             INTERNATIONAL         ALLOCATION       SMALL CAP GROWTH     MIST JANUS FORTY
                                              SUB-ACCOUNT        SUB-ACCOUNT (a)       SUB-ACCOUNT          SUB-ACCOUNT
                                          ------------------   ------------------   -----------------   ------------------
INVESTMENT INCOME:
     Dividends..........................  $          786,190   $           69,736   $              --   $           30,025
                                          ------------------   ------------------   -----------------   ------------------
EXPENSES:
     Mortality and expense risk
        charges.........................             686,709               88,383             300,238              137,838
     Administrative charges.............             122,203               17,712              53,717               23,820
                                          ------------------   ------------------   -----------------   ------------------
        Total expenses..................             808,912              106,095             353,955              161,658
                                          ------------------   ------------------   -----------------   ------------------
          Net investment income (loss)..            (22,722)             (36,359)           (353,955)            (131,633)
                                          ------------------   ------------------   -----------------   ------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES) ON
   INVESTMENTS:
     Realized gain distributions........                  --              252,531           1,314,598                   --
     Realized gains (losses) on sale of
        investments.....................           (400,368)               30,408             413,067              182,398
                                          ------------------   ------------------   -----------------   ------------------
          Net realized gains (losses)...           (400,368)              282,939           1,727,665              182,398
                                          ------------------   ------------------   -----------------   ------------------
     Change in unrealized gains (losses)
        on investments..................          12,429,922              205,101           1,792,889            1,562,491
                                          ------------------   ------------------   -----------------   ------------------
     Net realized and change in
        unrealized gains (losses) on
        investments.....................          12,029,554              488,040           3,520,554            1,744,889
                                          ------------------   ------------------   -----------------   ------------------
     Net increase (decrease) in net assets
        resulting from operations.......  $       12,006,832   $          451,681   $       3,166,599   $        1,613,256
                                          ==================   ==================   =================   ==================

                                                                  MIST JPMORGAN
                                             MIST JENNISON        GLOBAL ACTIVE
                                           LARGE CAP EQUITY        ALLOCATION
                                              SUB-ACCOUNT        SUB-ACCOUNT (a)
                                          ------------------   -----------------
INVESTMENT INCOME:
     Dividends..........................  $            9,504   $          58,380
                                          ------------------   -----------------
EXPENSES:
     Mortality and expense risk
        charges.........................              50,341              60,864
     Administrative charges.............               9,043              13,159
                                          ------------------   -----------------
        Total expenses..................              59,384              74,023
                                          ------------------   -----------------
          Net investment income (loss)..            (49,880)            (15,643)
                                          ------------------   -----------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES) ON
   INVESTMENTS:
     Realized gain distributions........                  --             101,531
     Realized gains (losses) on sale of
        investments.....................              61,184               1,513
                                          ------------------   -----------------
          Net realized gains (losses)...              61,184             103,044
                                          ------------------   -----------------
     Change in unrealized gains (losses)
        on investments..................             351,305             444,260
                                          ------------------   -----------------
     Net realized and change in
        unrealized gains (losses) on
        investments.....................             412,489             547,304
                                          ------------------   -----------------
     Net increase (decrease) in net assets
        resulting from operations.......  $          362,609   $         531,661
                                          ==================   =================

(a) For the period April 30, 2012 to December 31, 2012.
(b) For the period November 12, 2012 to December 31, 2012.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
                    FOR THE YEAR ENDED DECEMBER 31, 2012


                                            MIST LEGG MASON
                                              CLEARBRIDGE     MIST LOOMIS SAYLES    MIST LORD ABBETT     MIST LORD ABBETT
                                           AGGRESSIVE GROWTH    GLOBAL MARKETS       BOND DEBENTURE        MID CAP VALUE
                                              SUB-ACCOUNT         SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                          ------------------  ------------------   ------------------   ------------------
INVESTMENT INCOME:
     Dividends..........................  $            6,043  $          438,349   $        2,152,080   $           67,608
                                          ------------------  ------------------   ------------------   ------------------
EXPENSES:
     Mortality and expense risk
        charges.........................             341,727             276,663              422,881              219,329
     Administrative charges.............              61,754              48,918               75,810               41,225
                                          ------------------  ------------------   ------------------   ------------------
        Total expenses..................             403,481             325,581              498,691              260,554
                                          ------------------  ------------------   ------------------   ------------------
          Net investment income (loss)..           (397,438)             112,768            1,653,389            (192,946)
                                          ------------------  ------------------   ------------------   ------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES) ON
   INVESTMENTS:
     Realized gain distributions........                  --                  --                   --                   --
     Realized gains (losses) on sale of
        investments.....................             367,804             244,112              175,900              191,162
                                          ------------------  ------------------   ------------------   ------------------
          Net realized gains (losses)...             367,804             244,112              175,900              191,162
                                          ------------------  ------------------   ------------------   ------------------
     Change in unrealized gains (losses)
        on investments..................           3,638,879           2,258,952            1,328,136            2,047,144
                                          ------------------  ------------------   ------------------   ------------------
     Net realized and change in
        unrealized gains (losses) on
        investments.....................           4,006,683           2,503,064            1,504,036            2,238,306
                                          ------------------  ------------------   ------------------   ------------------
     Net increase (decrease) in net assets
        resulting from operations.......  $        3,609,245  $        2,615,832   $        3,157,425   $        2,045,360
                                          ==================  ==================   ==================   ==================

                                                                MIST MET/FRANKLIN                        MIST MET/FRANKLIN
                                            MIST MET/EATON     LOW DURATION TOTAL   MIST MET/FRANKLIN   TEMPLETON FOUNDING
                                          VANCE FLOATING RATE        RETURN           MUTUAL SHARES          STRATEGY
                                              SUB-ACCOUNT          SUB-ACCOUNT         SUB-ACCOUNT          SUB-ACCOUNT
                                          -------------------  ------------------  ------------------   ------------------
INVESTMENT INCOME:
     Dividends..........................  $          131,094   $         163,876   $           89,659   $        1,595,820
                                          -------------------  ------------------  ------------------   ------------------
EXPENSES:
     Mortality and expense risk
        charges.........................              50,248             101,458              188,759              488,266
     Administrative charges.............               9,367              19,515               39,375               98,662
                                          -------------------  ------------------  ------------------   ------------------
        Total expenses..................              59,615             120,973              228,134              586,928
                                          -------------------  ------------------  ------------------   ------------------
          Net investment income (loss)..              71,479              42,903            (138,475)            1,008,892
                                          -------------------  ------------------  ------------------   ------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES) ON
   INVESTMENTS:
     Realized gain distributions........              11,127                  --            2,724,441              654,597
     Realized gains (losses) on sale of
        investments.....................               4,878               1,237             (49,918)              928,991
                                          -------------------  ------------------  ------------------   ------------------
          Net realized gains (losses)...              16,005               1,237            2,674,523            1,583,588
                                          -------------------  ------------------  ------------------   ------------------
     Change in unrealized gains (losses)
        on investments..................             109,031             153,128            (801,115)            2,634,718
                                          -------------------  ------------------  ------------------   ------------------
     Net realized and change in
        unrealized gains (losses) on
        investments.....................             125,036             154,365            1,873,408            4,218,306
                                          -------------------  ------------------  ------------------   ------------------
     Net increase (decrease) in net assets
        resulting from operations.......  $          196,515   $         197,268   $        1,734,933   $        5,227,198
                                          ===================  ==================  ==================   ==================


                                          MIST MET/TEMPLETON  MIST MET/TEMPLETON
                                                GROWTH        INTERNATIONAL BOND
                                              SUB-ACCOUNT         SUB-ACCOUNT
                                          ------------------  ------------------
INVESTMENT INCOME:
     Dividends..........................  $          51,254   $          594,087
                                          ------------------  ------------------
EXPENSES:
     Mortality and expense risk
        charges.........................             40,100               74,559
     Administrative charges.............              8,146               13,997
                                          ------------------  ------------------
        Total expenses..................             48,246               88,556
                                          ------------------  ------------------
          Net investment income (loss)..              3,008              505,531
                                          ------------------  ------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES) ON
   INVESTMENTS:
     Realized gain distributions........            119,724                   --
     Realized gains (losses) on sale of
        investments.....................           (10,088)             (90,229)
                                          ------------------  ------------------
          Net realized gains (losses)...            109,636             (90,229)
                                          ------------------  ------------------
     Change in unrealized gains (losses)
        on investments..................            496,212              196,775
                                          ------------------  ------------------
     Net realized and change in
        unrealized gains (losses) on
        investments.....................            605,848              106,546
                                          ------------------  ------------------
     Net increase (decrease) in net assets
        resulting from operations.......  $         608,856   $          612,077
                                          ==================  ==================

(a) For the period April 30, 2012 to December 31, 2012.
(b) For the period November 12, 2012 to December 31, 2012.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
                    FOR THE YEAR ENDED DECEMBER 31, 2012



                                             MIST METLIFE         MIST METLIFE         MIST METLIFE         MIST METLIFE
                                          AGGRESSIVE STRATEGY     BALANCED PLUS      BALANCED STRATEGY   DEFENSIVE STRATEGY
                                              SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                          -------------------  ------------------   ------------------   ------------------
INVESTMENT INCOME:
      Dividends.........................  $          549,279   $              278   $       11,209,384   $        5,462,642
                                          -------------------  ------------------   ------------------   ------------------
EXPENSES:
      Mortality and expense risk
        charges.........................           1,234,307            2,519,154            7,040,650            2,708,565
      Administrative charges............             219,803              513,458            1,326,219              489,334
                                          -------------------  ------------------   ------------------   ------------------
        Total expenses..................           1,454,110            3,032,612            8,366,869            3,197,899
                                          -------------------  ------------------   ------------------   ------------------
          Net investment income (loss)..           (904,831)          (3,032,334)            2,842,515            2,264,743
                                          -------------------  ------------------   ------------------   ------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES) ON
   INVESTMENTS:
      Realized gain distributions.......                  --                   --                   --            1,663,639
      Realized gains (losses) on sale of
        investments.....................           (491,413)               86,952            1,591,503            1,568,064
                                          -------------------  ------------------   ------------------   ------------------
          Net realized gains (losses)...           (491,413)               86,952            1,591,503            3,231,703
                                          -------------------  ------------------   ------------------   ------------------
      Change in unrealized gains (losses)
        on investments..................          13,379,154           23,903,375           55,191,770           11,373,532
                                          -------------------  ------------------   ------------------   ------------------
      Net realized and change in
        unrealized gains (losses) on
        investments.....................          12,887,741           23,990,327           56,783,273           14,605,235
                                          -------------------  ------------------   ------------------   ------------------
      Net increase (decrease) in net assets
        resulting from operations.......  $       11,982,910   $       20,957,993   $       59,625,788   $       16,869,978
                                          ===================  ==================   ==================   ==================

                                                                                       MIST METLIFE
                                             MIST METLIFE         MIST METLIFE          MULTI-INDEX       MIST MFS EMERGING
                                            GROWTH STRATEGY     MODERATE STRATEGY      TARGETED RISK       MARKETS EQUITY
                                              SUB-ACCOUNT          SUB-ACCOUNT        SUB-ACCOUNT (b)        SUB-ACCOUNT
                                          ------------------   ------------------   ------------------   ------------------
INVESTMENT INCOME:
      Dividends.........................  $        6,099,113   $        7,846,963   $               --   $          285,967
                                          ------------------   ------------------   ------------------   ------------------
EXPENSES:
      Mortality and expense risk
        charges.........................           5,277,832            3,996,500                  288              523,492
      Administrative charges............             933,809              739,103                   66               94,361
                                          ------------------   ------------------   ------------------   ------------------
        Total expenses..................           6,211,641            4,735,603                  354              617,853
                                          ------------------   ------------------   ------------------   ------------------
          Net investment income (loss)..           (112,528)            3,111,360                (354)            (331,886)
                                          ------------------   ------------------   ------------------   ------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES) ON
   INVESTMENTS:
      Realized gain distributions.......                  --                   --                   --                   --
      Realized gains (losses) on sale of
        investments.....................           (494,891)            2,204,997                   --              100,133
                                          ------------------   ------------------   ------------------   ------------------
          Net realized gains (losses)...           (494,891)            2,204,997                   --              100,133
                                          ------------------   ------------------   ------------------   ------------------
      Change in unrealized gains (losses)
        on investments..................          48,217,769           23,768,074                3,501            6,066,090
                                          ------------------   ------------------   ------------------   ------------------
      Net realized and change in
        unrealized gains (losses) on
        investments.....................          47,722,878           25,973,071                3,501            6,166,223
                                          ------------------   ------------------   ------------------   ------------------
      Net increase (decrease) in net assets
        resulting from operations.......  $       47,610,350   $       29,084,431   $            3,147   $        5,834,337
                                          ==================   ==================   ==================   ==================


                                           MIST MFS RESEARCH
                                             INTERNATIONAL      MIST MLA MID CAP
                                              SUB-ACCOUNT          SUB-ACCOUNT
                                          ------------------   ------------------
INVESTMENT INCOME:
      Dividends.........................  $          650,093   $           52,938
                                          ------------------   ------------------
EXPENSES:
      Mortality and expense risk
        charges.........................             478,880              187,534
      Administrative charges............              86,275               33,060
                                          ------------------   ------------------
        Total expenses..................             565,155              220,594
                                          ------------------   ------------------
          Net investment income (loss)..              84,938            (167,656)
                                          ------------------   ------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES) ON
   INVESTMENTS:
      Realized gain distributions.......                  --                   --
      Realized gains (losses) on sale of
        investments.....................           (570,669)                2,849
                                          ------------------   ------------------
          Net realized gains (losses)...           (570,669)                2,849
                                          ------------------   ------------------
      Change in unrealized gains (losses)
        on investments..................           5,262,540              629,191
                                          ------------------   ------------------
      Net realized and change in
        unrealized gains (losses) on
        investments.....................           4,691,871              632,040
                                          ------------------   ------------------
      Net increase (decrease) in net assets
        resulting from operations.......  $        4,776,809   $          464,384
                                          ==================   ==================

(a) For the period April 30, 2012 to December 31, 2012.
(b) For the period November 12, 2012 to December 31, 2012.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
                    FOR THE YEAR ENDED DECEMBER 31, 2012


                                               MIST MORGAN          MIST PIMCO
                                             STANLEY MID CAP    INFLATION PROTECTED   MIST PIMCO TOTAL
                                                 GROWTH                BOND                RETURN           MIST PIONEER FUND
                                               SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT
                                           ------------------   -------------------  ------------------   -------------------
INVESTMENT INCOME:
      Dividends..........................  $               --   $        3,114,571   $        6,205,839   $           149,572
                                           ------------------   -------------------  ------------------   -------------------
EXPENSES:
      Mortality and expense risk
        charges..........................              76,481            1,445,813            2,680,993               117,428
      Administrative charges.............              15,698              259,500              492,189                26,289
                                           ------------------   -------------------  ------------------   -------------------
        Total expenses...................              92,179            1,705,313            3,173,182               143,717
                                           ------------------   -------------------  ------------------   -------------------
          Net investment income (loss)...            (92,179)            1,409,258            3,032,657                 5,855
                                           ------------------   -------------------  ------------------   -------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES) ON
   INVESTMENTS:
      Realized gain distributions........                  --            6,124,797                   --                    --
      Realized gains (losses) on sale of
        investments......................              67,064              967,597            1,245,893                88,391
                                           ------------------   -------------------  ------------------   -------------------
          Net realized gains (losses)....              67,064            7,092,394            1,245,893                88,391
                                           ------------------   -------------------  ------------------   -------------------
      Change in unrealized gains (losses)
        on investments...................             421,428          (1,251,369)            9,918,323               753,459
                                           ------------------   -------------------  ------------------   -------------------
      Net realized and change in
        unrealized gains (losses) on
        investments......................             488,492            5,841,025           11,164,216               841,850
                                           ------------------   -------------------  ------------------   -------------------
      Net increase (decrease) in net assets
        resulting from operations........  $          396,313   $        7,250,283   $       14,196,873   $           847,705
                                           ==================   ===================  ==================   ===================


                                              MIST PIONEER         MIST PYRAMIS            MIST RCM          MIST SCHRODERS
                                            STRATEGIC INCOME     GOVERNMENT INCOME        TECHNOLOGY       GLOBAL MULTI-ASSET
                                               SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT        SUB-ACCOUNT (a)
                                           ------------------   -------------------   ------------------   ------------------
INVESTMENT INCOME:
      Dividends..........................  $        2,174,513   $             7,151   $               --   $           46,025
                                           ------------------   -------------------   ------------------   ------------------
EXPENSES:
      Mortality and expense risk
        charges..........................             545,329               551,557              161,671               22,169
      Administrative charges.............             114,772               111,543               28,674                4,597
                                           ------------------   -------------------   ------------------   ------------------
        Total expenses...................             660,101               663,100              190,345               26,766
                                           ------------------   -------------------   ------------------   ------------------
          Net investment income (loss)...           1,514,412             (655,949)            (190,345)               19,259
                                           ------------------   -------------------   ------------------   ------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES) ON
   INVESTMENTS:
      Realized gain distributions........             167,683                55,892            1,337,078              103,675
      Realized gains (losses) on sale of
        investments......................             194,745                91,496               74,287                6,716
                                           ------------------   -------------------   ------------------   ------------------
          Net realized gains (losses)....             362,428               147,388            1,411,365              110,391
                                           ------------------   -------------------   ------------------   ------------------
      Change in unrealized gains (losses)
        on investments...................           2,381,575             1,162,027            (136,820)               69,642
                                           ------------------   -------------------   ------------------   ------------------
      Net realized and change in
        unrealized gains (losses) on
        investments......................           2,744,003             1,309,415            1,274,545              180,033
                                           ------------------   -------------------   ------------------   ------------------
      Net increase (decrease) in net assets
        resulting from operations........  $        4,258,415   $           653,466   $        1,084,200   $          199,292
                                           ==================   ===================   ==================   ==================


                                            MIST SSGA GROWTH     MIST SSGA GROWTH
                                             AND INCOME ETF             ETF
                                               SUB-ACCOUNT          SUB-ACCOUNT
                                           ------------------   ------------------
INVESTMENT INCOME:
      Dividends..........................  $        2,159,967   $          608,373
                                           ------------------   ------------------
EXPENSES:
      Mortality and expense risk
        charges..........................           1,212,300              412,847
      Administrative charges.............             232,840               82,059
                                           ------------------   ------------------
        Total expenses...................           1,445,140              494,906
                                           ------------------   ------------------
          Net investment income (loss)...             714,827              113,467
                                           ------------------   ------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES) ON
   INVESTMENTS:
      Realized gain distributions........           2,014,550            1,138,714
      Realized gains (losses) on sale of
        investments......................             623,535              258,731
                                           ------------------   ------------------
          Net realized gains (losses)....           2,638,085            1,397,445
                                           ------------------   ------------------
      Change in unrealized gains (losses)
        on investments...................           6,159,285            2,535,491
                                           ------------------   ------------------
      Net realized and change in
        unrealized gains (losses) on
        investments......................           8,797,370            3,932,936
                                           ------------------   ------------------
      Net increase (decrease) in net assets
        resulting from operations........  $        9,512,197   $        4,046,403
                                           ==================   ==================

(a) For the period April 30, 2012 to December 31, 2012.
(b) For the period November 12, 2012 to December 31, 2012.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
                    FOR THE YEAR ENDED DECEMBER 31, 2012



                                            MIST T. ROWE PRICE   MIST T. ROWE PRICE    MIST THIRD AVENUE        MIST TURNER
                                              LARGE CAP VALUE      MID CAP GROWTH       SMALL CAP VALUE       MID CAP GROWTH
                                                SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT
                                           -------------------   ------------------   -------------------  -------------------
INVESTMENT INCOME:
      Dividends..........................  $           606,764   $               --   $                --  $                --
                                           -------------------   ------------------   -------------------  -------------------
EXPENSES:
      Mortality and expense risk
        charges..........................              593,156              471,279               414,042              122,206
      Administrative charges.............              105,798               84,837                73,676               21,901
                                           -------------------   ------------------   -------------------  -------------------
        Total expenses...................              698,954              556,116               487,718              144,107
                                           -------------------   ------------------   -------------------  -------------------
          Net investment income (loss)...             (92,190)            (556,116)             (487,718)            (144,107)
                                           -------------------   ------------------   -------------------  -------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES) ON
   INVESTMENTS:
      Realized gain distributions........                   --            4,271,560                    --            1,447,958
      Realized gains (losses) on sale of
        investments......................            (304,507)              352,449                82,052              (8,603)
                                           -------------------   ------------------   -------------------  -------------------
          Net realized gains (losses)....            (304,507)            4,624,009                82,052            1,439,355
                                           -------------------   ------------------   -------------------  -------------------
      Change in unrealized gains (losses)
        on investments...................            6,674,355            (370,275)             4,769,784            (935,337)
                                           -------------------   ------------------   -------------------  -------------------
      Net realized and change in
        unrealized gains (losses) on
        investments......................            6,369,848            4,253,734             4,851,836              504,018
                                           -------------------   ------------------   -------------------  -------------------
      Net increase (decrease) in net assets
        resulting from operations........  $         6,277,658   $        3,697,618   $         4,364,118  $           359,911
                                           ===================   ==================   ===================  ===================

                                                                                        MSF BARCLAYS
                                             MIST VAN KAMPEN    MSF BAILLIE GIFFORD   CAPITAL AGGREGATE       MSF BLACKROCK
                                                COMSTOCK        INTERNATIONAL STOCK      BOND INDEX            BOND INCOME
                                               SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT
                                           ------------------   -------------------  -------------------   ------------------
INVESTMENT INCOME:
      Dividends..........................  $          262,006   $            2,900   $           318,104   $          233,984
                                           ------------------   -------------------  -------------------   ------------------
EXPENSES:
      Mortality and expense risk
        charges..........................             263,309                3,486               147,740              122,454
      Administrative charges.............              50,849                  690                26,982               22,704
                                           ------------------   -------------------  -------------------   ------------------
        Total expenses...................             314,158                4,176               174,722              145,158
                                           ------------------   -------------------  -------------------   ------------------
          Net investment income (loss)...            (52,152)              (1,276)               143,382               88,826
                                           ------------------   -------------------  -------------------   ------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES) ON
   INVESTMENTS:
      Realized gain distributions........                  --                   --                    --               59,988
      Realized gains (losses) on sale of
        investments......................             192,241             (17,044)                73,555               73,625
                                           ------------------   -------------------  -------------------   ------------------
          Net realized gains (losses)....             192,241             (17,044)                73,555              133,613
                                           ------------------   -------------------  -------------------   ------------------
      Change in unrealized gains (losses)
        on investments...................           2,929,045               65,753              (31,276)              275,146
                                           ------------------   -------------------  -------------------   ------------------
      Net realized and change in
        unrealized gains (losses) on
        investments......................           3,121,286               48,709                42,279              408,759
                                           ------------------   -------------------  -------------------   ------------------
      Net increase (decrease) in net assets
        resulting from operations........  $        3,069,134   $           47,433   $           185,661   $          497,585
                                           ==================   ===================  ===================   ==================

                                              MSF BLACKROCK
                                            LEGACY LARGE CAP        MSF BLACKROCK
                                                 GROWTH             MONEY MARKET
                                               SUB-ACCOUNT           SUB-ACCOUNT
                                           -------------------  -------------------
INVESTMENT INCOME:
      Dividends..........................  $             3,467  $                --
                                           -------------------  -------------------
EXPENSES:
      Mortality and expense risk
        charges..........................               16,975            1,087,198
      Administrative charges.............                2,848              199,653
                                           -------------------  -------------------
        Total expenses...................               19,823            1,286,851
                                           -------------------  -------------------
          Net investment income (loss)...             (16,356)          (1,286,851)
                                           -------------------  -------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES) ON
   INVESTMENTS:
      Realized gain distributions........                   --                   --
      Realized gains (losses) on sale of
        investments......................               30,433                   --
                                           -------------------  -------------------
          Net realized gains (losses)....               30,433                   --
                                           -------------------  -------------------
      Change in unrealized gains (losses)
        on investments...................              102,897                   --
                                           -------------------  -------------------
      Net realized and change in
        unrealized gains (losses) on
        investments......................              133,330                   --
                                           -------------------  -------------------
      Net increase (decrease) in net assets
        resulting from operations........  $           116,974  $       (1,286,851)
                                           ===================  ===================

(a) For the period April 30, 2012 to December 31, 2012.
(b) For the period November 12, 2012 to December 31, 2012.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
                    FOR THE YEAR ENDED DECEMBER 31, 2012




                                          MSF DAVIS VENTURE      MSF FI VALUE         MSF JENNISON      MSF LOOMIS SAYLES
                                                VALUE               LEADERS              GROWTH          SMALL CAP CORE
                                             SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT         SUB-ACCOUNT
                                          -----------------   ------------------   -----------------   ------------------
INVESTMENT INCOME:
     Dividends.........................   $         451,653   $            4,781   $           4,590   $               --
                                          -----------------   ------------------   -----------------   ------------------
EXPENSES:
     Mortality and expense risk
        charges........................             903,033                5,965             565,491               12,313
     Administrative charges............             161,158                  979             102,354                1,988
                                          -----------------   ------------------   -----------------   ------------------
        Total expenses.................           1,064,191                6,944             667,845               14,301
                                          -----------------   ------------------   -----------------   ------------------
          Net investment income (loss).           (612,538)              (2,163)           (663,255)             (14,301)
                                          -----------------   ------------------   -----------------   ------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES) ON
   INVESTMENTS:
     Realized gain distributions.......                  --                   --           5,336,315               20,014
     Realized gains (losses) on sale of
        investments....................             709,220                3,195             341,047                9,367
                                          -----------------   ------------------   -----------------   ------------------
          Net realized gains (losses)..             709,220                3,195           5,677,362               29,381
                                          -----------------   ------------------   -----------------   ------------------
     Change in unrealized gains (losses)
        on investments.................           6,492,191               46,298         (1,827,412)               67,613
                                          -----------------   ------------------   -----------------   ------------------
     Net realized and change in
        unrealized gains (losses) on
        investments....................           7,201,411               49,493           3,849,950               96,994
                                          -----------------   ------------------   -----------------   ------------------
     Net increase (decrease) in net assets
        resulting from operations......   $       6,588,873   $           47,330   $       3,186,695   $           82,693
                                          =================   ==================   =================   ==================

                                                                                        MSF MET/
                                                                                       DIMENSIONAL          MSF METLIFE
                                           MSF LOOMIS SAYLES     MSF MET/ARTISAN      INTERNATIONAL        CONSERVATIVE
                                           SMALL CAP GROWTH       MID CAP VALUE       SMALL COMPANY         ALLOCATION
                                              SUB-ACCOUNT          SUB-ACCOUNT         SUB-ACCOUNT          SUB-ACCOUNT
                                          ------------------   -----------------   ------------------   -----------------
INVESTMENT INCOME:
     Dividends.........................   $               --   $         113,732   $           69,984   $          74,367
                                          ------------------   -----------------   ------------------   -----------------
EXPENSES:
     Mortality and expense risk
        charges........................                4,380             207,105               41,697              31,804
     Administrative charges............                1,126              36,681                7,761               5,727
                                          ------------------   -----------------   ------------------   -----------------
        Total expenses.................                5,506             243,786               49,458              37,531
                                          ------------------   -----------------   ------------------   -----------------
          Net investment income (loss).              (5,506)           (130,054)               20,526              36,836
                                          ------------------   -----------------   ------------------   -----------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES) ON
   INVESTMENTS:
     Realized gain distributions.......                   --                  --              297,376              61,809
     Realized gains (losses) on sale of
        investments....................                8,933           (163,424)             (58,726)              43,311
                                          ------------------   -----------------   ------------------   -----------------
          Net realized gains (losses)..                8,933           (163,424)              238,650             105,120
                                          ------------------   -----------------   ------------------   -----------------
     Change in unrealized gains (losses)
        on investments.................               35,637           1,655,257              205,290              16,298
                                          ------------------   -----------------   ------------------   -----------------
     Net realized and change in
        unrealized gains (losses) on
        investments....................               44,570           1,491,833              443,940             121,418
                                          ------------------   -----------------   ------------------   -----------------
     Net increase (decrease) in net assets
        resulting from operations......   $           39,064   $       1,361,779   $          464,466   $         158,254
                                          ==================   =================   ==================   =================


                                              MSF METLIFE
                                            CONSERVATIVE TO        MSF METLIFE
                                          MODERATE ALLOCATION  MID CAP STOCK INDEX
                                              SUB-ACCOUNT          SUB-ACCOUNT
                                          -------------------  -------------------
INVESTMENT INCOME:
     Dividends.........................   $           57,695   $           31,365
                                          -------------------  -------------------
EXPENSES:
     Mortality and expense risk
        charges........................               28,839               58,724
     Administrative charges............                4,774               11,039
                                          -------------------  -------------------
        Total expenses.................               33,613               69,763
                                          -------------------  -------------------
          Net investment income (loss).               24,082             (38,398)
                                          -------------------  -------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES) ON
   INVESTMENTS:
     Realized gain distributions.......                6,242              183,578
     Realized gains (losses) on sale of
        investments....................               32,659               60,762
                                          -------------------  -------------------
          Net realized gains (losses)..               38,901              244,340
                                          -------------------  -------------------
     Change in unrealized gains (losses)
        on investments.................              104,557              408,669
                                          -------------------  -------------------
     Net realized and change in
        unrealized gains (losses) on
        investments....................              143,458              653,009
                                          -------------------  -------------------
     Net increase (decrease) in net assets
        resulting from operations......   $          167,540   $          614,611
                                          ===================  ===================

(a) For the period April 30, 2012 to December 31, 2012.
(b) For the period November 12, 2012 to December 31, 2012.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
                    FOR THE YEAR ENDED DECEMBER 31, 2012


                                                                  MSF METLIFE
                                             MSF METLIFE          MODERATE TO       MSF METLIFE STOCK     MSF MFS TOTAL
                                         MODERATE ALLOCATION AGGRESSIVE ALLOCATION        INDEX              RETURN
                                             SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT         SUB-ACCOUNT
                                         ------------------- --------------------- ------------------  ------------------
INVESTMENT INCOME:
     Dividends.........................   $         423,836   $          139,835   $         598,053   $          249,212
                                         ------------------- --------------------- ------------------  ------------------
EXPENSES:
     Mortality and expense risk
        charges........................             276,879              104,778             552,210              115,169
     Administrative charges............              46,011               17,656              92,965               23,581
                                         ------------------- --------------------- ------------------  ------------------
        Total expenses.................             322,890              122,434             645,175              138,750
                                         ------------------- --------------------- ------------------  ------------------
          Net investment income (loss).             100,946               17,401            (47,122)              110,462
                                         ------------------- --------------------- ------------------  ------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES) ON
   INVESTMENTS:
     Realized gain distributions.......                  --                   --             272,562                   --
     Realized gains (losses) on sale of
        investments....................             161,082               62,121             369,486               14,630
                                         ------------------- --------------------- ------------------  ------------------
          Net realized gains (losses)..             161,082               62,121             642,048               14,630
                                         ------------------- --------------------- ------------------  ------------------
     Change in unrealized gains (losses)
        on investments.................           1,665,083              770,131           3,929,288              723,633
                                         ------------------- --------------------- ------------------  ------------------
     Net realized and change in
        unrealized gains (losses) on
        investments....................           1,826,165              832,252           4,571,336              738,263
                                         ------------------- --------------------- ------------------  ------------------
     Net increase (decrease) in net assets
        resulting from operations......   $       1,927,111   $          849,653   $       4,524,214   $          848,725
                                         =================== ===================== ==================  ==================


                                                                 MSF MSCI EAFE       MSF NEUBERGER       MSF OPPENHEIMER
                                            MSF MFS VALUE            INDEX          BERMAN GENESIS        GLOBAL EQUITY
                                             SUB-ACCOUNT          SUB-ACCOUNT         SUB-ACCOUNT          SUB-ACCOUNT
                                         ------------------   -----------------   ------------------   -----------------
INVESTMENT INCOME:
     Dividends.........................  $           87,467   $         112,502   $              139   $          12,490
                                         ------------------   -----------------   ------------------   -----------------
EXPENSES:
     Mortality and expense risk
        charges........................              58,381              53,690                1,450               7,920
     Administrative charges............              11,885              10,157                  235               2,224
                                         ------------------   -----------------   ------------------   -----------------
        Total expenses.................              70,266              63,847                1,685              10,144
                                         ------------------   -----------------   ------------------   -----------------
          Net investment income (loss).              17,201              48,655              (1,546)               2,346
                                         ------------------   -----------------   ------------------   -----------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES) ON
   INVESTMENTS:
     Realized gain distributions.......              64,722                  --                   --                  --
     Realized gains (losses) on sale of
        investments....................              84,250            (16,797)                 (33)              13,075
                                         ------------------   -----------------   ------------------   -----------------
          Net realized gains (losses)..             148,972            (16,797)                 (33)              13,075
                                         ------------------   -----------------   ------------------   -----------------
     Change in unrealized gains (losses)
        on investments.................             496,760             581,430                4,289             146,464
                                         ------------------   -----------------   ------------------   -----------------
     Net realized and change in
        unrealized gains (losses) on
        investments....................             645,732             564,633                4,256             159,539
                                         ------------------   -----------------   ------------------   -----------------
     Net increase (decrease) in net assets
        resulting from operations......  $          662,933   $         613,288   $            2,710   $         161,885
                                         ==================   =================   ==================   =================


                                          MSF RUSSELL 2000     MSF T. ROWE PRICE
                                                INDEX          LARGE CAP GROWTH
                                             SUB-ACCOUNT          SUB-ACCOUNT
                                         ------------------   ------------------
INVESTMENT INCOME:
     Dividends.........................  $           44,810   $               66
                                         ------------------   ------------------
EXPENSES:
     Mortality and expense risk
        charges........................              68,355               10,656
     Administrative charges............              12,847                2,149
                                         ------------------   ------------------
        Total expenses.................              81,202               12,805
                                         ------------------   ------------------
          Net investment income (loss).            (36,392)             (12,739)
                                         ------------------   ------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES) ON
   INVESTMENTS:
     Realized gain distributions.......                  --                   --
     Realized gains (losses) on sale of
        investments....................             149,801               18,390
                                         ------------------   ------------------
          Net realized gains (losses)..             149,801               18,390
                                         ------------------   ------------------
     Change in unrealized gains (losses)
        on investments.................             575,502              127,102
                                         ------------------   ------------------
     Net realized and change in
        unrealized gains (losses) on
        investments....................             725,303              145,492
                                         ------------------   ------------------
     Net increase (decrease) in net assets
        resulting from operations......  $          688,911   $          132,753
                                         ==================   ==================

(a) For the period April 30, 2012 to December 31, 2012.
(b) For the period November 12, 2012 to December 31, 2012.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
                    FOR THE YEAR ENDED DECEMBER 31, 2012


                                                                                    MSF WESTERN ASSET
                                                                   MSF VAN ECK         MANAGEMENT        MSF WESTERN ASSET
                                           MSF T. ROWE PRICE     GLOBAL NATURAL      STRATEGIC BOND         MANAGEMENT
                                           SMALL CAP GROWTH         RESOURCES         OPPORTUNITIES       U.S. GOVERNMENT
                                              SUB-ACCOUNT          SUB-ACCOUNT         SUB-ACCOUNT          SUB-ACCOUNT
                                          ------------------   ------------------  ------------------   ------------------
INVESTMENT INCOME:
      Dividends.........................  $               --   $               --  $            1,088   $          561,047
                                          ------------------   ------------------  ------------------   ------------------
EXPENSES:
      Mortality and expense risk
        charges.........................               7,680               94,106                 403              395,673
      Administrative charges............               1,300               17,614                  61               77,285
                                          ------------------   ------------------  ------------------   ------------------
        Total expenses..................               8,980              111,720                 464              472,958
                                          ------------------   ------------------  ------------------   ------------------
          Net investment income (loss)..             (8,980)            (111,720)                 624               88,089
                                          ------------------   ------------------  ------------------   ------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES) ON
   INVESTMENTS:
      Realized gain distributions.......              54,969              490,281                  --                   --
      Realized gains (losses) on sale of
        investments.....................              34,251            (164,514)                  45               43,812
                                          ------------------   ------------------  ------------------   ------------------
          Net realized gains (losses)...              89,220              325,767                  45               43,812
                                          ------------------   ------------------  ------------------   ------------------
      Change in unrealized gains (losses)
        on investments..................            (10,548)             (77,886)               2,364              315,236
                                          ------------------   ------------------  ------------------   ------------------
      Net realized and change in
        unrealized gains (losses) on
        investments.....................              78,672              247,881               2,409              359,048
                                          ------------------   ------------------  ------------------   ------------------
      Net increase (decrease) in net assets
        resulting from operations.......  $           69,692   $          136,161  $            3,033   $          447,137
                                          ==================   ==================  ==================   ==================


                                            OPPENHEIMER VA
                                              MAIN STREET           PIMCO VIT            PIMCO VIT           PIONEER VCT
                                           SMALL- & MID-CAP        HIGH YIELD          LOW DURATION       EMERGING MARKETS
                                              SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                          ------------------   ------------------   ------------------   ------------------
INVESTMENT INCOME:
      Dividends.........................  $           11,780   $            8,726   $            3,682   $               30
                                          ------------------   ------------------   ------------------   ------------------
EXPENSES:
      Mortality and expense risk
        charges.........................              38,944                1,818                2,282                  238
      Administrative charges............               9,028                  376                  454                   37
                                          ------------------   ------------------   ------------------   ------------------
        Total expenses..................              47,972                2,194                2,736                  275
                                          ------------------   ------------------   ------------------   ------------------
          Net investment income (loss)..            (36,192)                6,532                  946                (245)
                                          ------------------   ------------------   ------------------   ------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES) ON
   INVESTMENTS:
      Realized gain distributions.......                  --                   --                   --                  443
      Realized gains (losses) on sale of
        investments.....................              82,991                1,919                  390                   43
                                          ------------------   ------------------   ------------------   ------------------
          Net realized gains (losses)...              82,991                1,919                  390                  486
                                          ------------------   ------------------   ------------------   ------------------
      Change in unrealized gains (losses)
        on investments..................             483,268                9,555                6,817                1,262
                                          ------------------   ------------------   ------------------   ------------------
      Net realized and change in
        unrealized gains (losses) on
        investments.....................             566,259               11,474                7,207                1,748
                                          ------------------   ------------------   ------------------   ------------------
      Net increase (decrease) in net assets
        resulting from operations.......  $          530,067   $           18,006   $            8,153   $            1,503
                                          ==================   ==================   ==================   ==================



                                              PIONEER VCT          PIONEER VCT
                                             EQUITY INCOME        MID CAP VALUE
                                              SUB-ACCOUNT          SUB-ACCOUNT
                                          ------------------   ------------------
INVESTMENT INCOME:
      Dividends.........................  $              248   $           14,948
                                          ------------------   ------------------
EXPENSES:
      Mortality and expense risk
        charges.........................                  81               20,361
      Administrative charges............                  12                4,239
                                          ------------------   ------------------
        Total expenses..................                  93               24,600
                                          ------------------   ------------------
          Net investment income (loss)..                 155              (9,652)
                                          ------------------   ------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES) ON
   INVESTMENTS:
      Realized gain distributions.......                  --                   --
      Realized gains (losses) on sale of
        investments.....................                   7                2,515
                                          ------------------   ------------------
          Net realized gains (losses)...                   7                2,515
                                          ------------------   ------------------
      Change in unrealized gains (losses)
        on investments..................                 261              151,560
                                          ------------------   ------------------
      Net realized and change in
        unrealized gains (losses) on
        investments.....................                 268              154,075
                                          ------------------   ------------------
      Net increase (decrease) in net assets
        resulting from operations.......  $              423   $          144,423
                                          ==================   ==================

(a) For the period April 30, 2012 to December 31, 2012.
(b) For the period November 12, 2012 to December 31, 2012.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONCLUDED)
                    FOR THE YEAR ENDED DECEMBER 31, 2012


                                              PIONEER VCT           PUTNAM VT            PUTNAM VT      RUSSELL AGGRESSIVE
                                          REAL ESTATE SHARES      EQUITY INCOME      MULTI-CAP GROWTH         EQUITY
                                              SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT         SUB-ACCOUNT
                                          ------------------   ------------------   ------------------  ------------------
INVESTMENT INCOME:
      Dividends.........................  $              186   $              422   $              907  $               30
                                          ------------------   ------------------   ------------------  ------------------
EXPENSES:
      Mortality and expense risk
        and other charges...............                 120                  145                2,278                  38
      Administrative charges............                  20                   48                  273                   4
                                          ------------------   ------------------   ------------------  ------------------
        Total expenses..................                 140                  193                2,551                  42
                                          ------------------   ------------------   ------------------  ------------------
          Net investment income (loss)..                  46                  229              (1,644)                (12)
                                          ------------------   ------------------   ------------------  ------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES) ON
   INVESTMENTS:
      Realized gain distributions.......                  --                   --                   --                  --
      Realized gains (losses) on sale of
        investments.....................               (779)                   10                1,050                 182
                                          ------------------   ------------------   ------------------  ------------------
          Net realized gains (losses)...               (779)                   10                1,050                 182
                                          ------------------   ------------------   ------------------  ------------------
      Change in unrealized gains (losses)
        on investments..................               1,842                3,114               24,224                 269
                                          ------------------   ------------------   ------------------  ------------------
      Net realized and change in
        unrealized gains (losses) on
        investments.....................               1,063                3,124               25,274                 451
                                          ------------------   ------------------   ------------------  ------------------
      Net increase (decrease) in net assets
        resulting from operations.......  $            1,109   $            3,353   $           23,630  $              439
                                          ==================   ==================   ==================  ==================

                                                              RUSSELL GLOBAL REAL  RUSSELL MULTI-STYLE
                                           RUSSELL CORE BOND   ESTATE SECURITIES         EQUITY          RUSSELL NON-U.S.
                                              SUB-ACCOUNT         SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                          ------------------  -------------------  -------------------  ------------------
INVESTMENT INCOME:
      Dividends.........................  $              547   $             316   $              332   $              206
                                          ------------------  -------------------  -------------------  ------------------
EXPENSES:
      Mortality and expense risk
        and other charges...............                 330                  81                  387                  136
      Administrative charges............                  39                   8                   45                   15
                                          ------------------  -------------------  -------------------  ------------------
        Total expenses..................                 369                  89                  432                  151
                                          ------------------  -------------------  -------------------  ------------------
          Net investment income (loss)..                 178                 227                (100)                   55
                                          ------------------  -------------------  -------------------  ------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES) ON
   INVESTMENTS:
      Realized gain distributions.......                 631                  --                   --                   --
      Realized gains (losses) on sale of
        investments.....................               1,298                 478                3,657                 (98)
                                          ------------------  -------------------  -------------------  ------------------
          Net realized gains (losses)...               1,929                 478                3,657                 (98)
                                          ------------------  -------------------  -------------------  ------------------
      Change in unrealized gains (losses)
        on investments..................               (349)                 812                  598                2,121
                                          ------------------  -------------------  -------------------  ------------------
      Net realized and change in
        unrealized gains (losses) on
        investments.....................               1,580               1,290                4,255                2,023
                                          ------------------  -------------------  -------------------  ------------------
      Net increase (decrease) in net assets
        resulting from operations.......  $            1,758   $           1,517   $            4,155   $            2,078
                                          ==================  ===================  ===================  ==================


                                          UIF U.S. REAL ESTATE
                                               SUB-ACCOUNT
                                          --------------------
INVESTMENT INCOME:
      Dividends.........................   $           35,231
                                          --------------------
EXPENSES:
      Mortality and expense risk
        and other charges...............               50,045
      Administrative charges............               10,477
                                          --------------------
        Total expenses..................               60,522
                                          --------------------
          Net investment income (loss)..             (25,291)
                                          --------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES) ON
   INVESTMENTS:
      Realized gain distributions.......                   --
      Realized gains (losses) on sale of
        investments.....................               43,386
                                          --------------------
          Net realized gains (losses)...               43,386
                                          --------------------
      Change in unrealized gains (losses)
        on investments..................              536,372
                                          --------------------
      Net realized and change in
        unrealized gains (losses) on
        investments.....................              579,758
                                          --------------------
      Net increase (decrease) in net assets
        resulting from operations.......   $          554,467
                                          ====================

(a) For the period April 30, 2012 to December 31, 2012.
(b) For the period November 12, 2012 to December 31, 2012.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
                     STATEMENTS OF CHANGES IN NET ASSETS
               FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011


                                                                                                          AMERICAN FUNDS
                                          AMERICAN FUNDS BOND      AMERICAN FUNDS GLOBAL GROWTH     GLOBAL SMALL CAPITALIZATION
                                              SUB-ACCOUNT                   SUB-ACCOUNT                     SUB-ACCOUNT
                                    ------------------------------ ------------------------------ ------------------------------
                                         2012            2011          2012             2011           2012            2011
                                    --------------  -------------- --------------  -------------- --------------  --------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss).... $      115,296  $      141,080 $    (137,566)  $     (60,541) $        5,527  $        5,008
   Net realized gains (losses).....         41,660          17,620         19,002          42,030         28,364          60,426
   Change in unrealized gains
     (losses) on investments.......        186,074         178,065      4,115,151     (2,200,671)        527,970       (809,805)
                                    --------------  -------------- --------------  -------------- --------------  --------------
     Net increase (decrease)
       in net assets resulting
       from operations.............        343,030         336,765      3,996,587     (2,219,182)        561,861       (744,371)
                                    --------------  -------------- --------------  -------------- --------------  --------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners..........      1,437,748       1,535,445        834,552       1,538,989        199,286         613,327
   Net transfers (including fixed
     account)......................        467,696         322,196      (297,119)       (800,199)        296,685         261,659
   Contract charges................       (54,444)        (35,685)      (127,671)       (117,529)       (23,159)        (16,585)
   Transfers for contract benefits
     and terminations..............      (546,835)       (242,493)    (2,305,851)     (2,015,446)      (256,475)        (71,848)
                                    --------------  -------------- --------------  -------------- --------------  --------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions..      1,304,165       1,579,463    (1,896,089)     (1,394,185)        216,337         786,553
                                    --------------  -------------- --------------  -------------- --------------  --------------
     Net increase (decrease)
       in net assets...............      1,647,195       1,916,228      2,100,498     (3,613,367)        778,198          42,182
NET ASSETS:
   Beginning of year...............      8,145,747       6,229,519     20,206,257      23,819,624      3,307,363       3,265,181
                                    --------------  -------------- --------------  -------------- --------------  --------------
   End of year..................... $    9,792,942  $    8,145,747 $   22,306,755  $   20,206,257 $    4,085,561  $    3,307,363
                                    ==============  ============== ==============  ============== ==============  ==============


                                         AMERICAN FUNDS GROWTH       AMERICAN FUNDS GROWTH-INCOME       FIDELITY VIP CONTRAFUND
                                              SUB-ACCOUNT                     SUB-ACCOUNT                     SUB-ACCOUNT
                                    ------------------------------- ------------------------------- -------------------------------
                                         2012             2011           2012             2011           2012             2011
                                    --------------   -------------- --------------   -------------- --------------   --------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss).... $    (340,739)   $    (421,566) $      (3,049)   $     (22,112) $     (49,920)   $    (106,034)
   Net realized gains (losses).....        208,256            (859)       (19,662)        (222,278)       (64,082)        (236,881)
   Change in unrealized gains
     (losses) on investments.......      7,158,807      (2,247,957)      3,544,939        (523,209)      2,338,621        (262,192)
                                    --------------   -------------- --------------   -------------- --------------   --------------
     Net increase (decrease)
       in net assets resulting
       from operations.............      7,026,324      (2,670,382)      3,522,228        (767,599)      2,224,619        (605,107)
                                    --------------   -------------- --------------   -------------- --------------   --------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners..........      3,381,341        5,450,027        992,267        1,473,864      1,610,550        1,293,721
   Net transfers (including fixed
     account)......................      (718,376)        (566,719)      (631,889)        (329,179)         85,888        (271,658)
   Contract charges................      (277,904)        (230,890)      (133,076)        (119,477)       (98,159)         (90,452)
   Transfers for contract benefits
     and terminations..............    (3,939,841)      (3,991,364)    (1,951,082)      (2,767,280)    (1,358,338)      (1,676,369)
                                    --------------   -------------- --------------   -------------- --------------   --------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions..    (1,554,780)          661,054    (1,723,780)      (1,742,072)        239,941        (744,758)
                                    --------------   -------------- --------------   -------------- --------------   --------------
     Net increase (decrease)
       in net assets...............      5,471,544      (2,009,328)      1,798,448      (2,509,671)      2,464,560      (1,349,865)
NET ASSETS:
   Beginning of year...............     44,137,061       46,146,389     23,202,268       25,711,939     15,117,808       16,467,673
                                    --------------   -------------- --------------   -------------- --------------   --------------
   End of year..................... $   49,608,605   $   44,137,061 $   25,000,716   $   23,202,268 $   17,582,368   $   15,117,808
                                    ==============   ============== ==============   ============== ==============   ==============


                                      FIDELITY VIP EQUITY-INCOME
                                              SUB-ACCOUNT
                                    -------------------------------
                                         2012             2011
                                    --------------   --------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss).... $        1,006   $          516
   Net realized gains (losses).....          4,056            (709)
   Change in unrealized gains
     (losses) on investments.......          4,004            (226)
                                    --------------   --------------
     Net increase (decrease)
       in net assets resulting
       from operations.............          9,066            (419)
                                    --------------   --------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners..........             --               --
   Net transfers (including fixed
     account)......................          (484)            (386)
   Contract charges................          (426)            (428)
   Transfers for contract benefits
     and terminations..............             --          (4,631)
                                    --------------   --------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions..          (910)          (5,445)
                                    --------------   --------------
     Net increase (decrease)
       in net assets...............          8,156          (5,864)
NET ASSETS:
   Beginning of year...............         59,186           65,050
                                    --------------   --------------
   End of year..................... $       67,342   $       59,186
                                    ==============   ==============

(a) For the period May 2, 2011 to December 31, 2011.
(b) For the period April 30, 2012 to December 31, 2012.
(c) For the period November 12, 2012 to December 31, 2012.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
               FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011



                                         FIDELITY VIP MID CAP       FTVIPT FRANKLIN INCOME SECURITIES
                                              SUB-ACCOUNT                      SUB-ACCOUNT
                                    ------------------------------- ---------------------------------
                                         2012            2011              2012            2011
                                    --------------  ---------------   --------------  --------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss).... $    (100,486)  $     (110,078)   $    1,098,367  $      894,333
   Net realized gains (losses).....      1,031,676           58,359        (152,154)       (147,224)
   Change in unrealized gains
     (losses) on investments.......        299,536      (1,066,618)        1,366,846       (580,836)
                                    --------------  ---------------   --------------  --------------
     Net increase (decrease)
       in net assets resulting
       from operations.............      1,230,726      (1,118,337)        2,313,059         166,273
                                    --------------  ---------------   --------------  --------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners..........      2,197,498        2,415,444        1,518,239       2,170,465
   Net transfers (including fixed
     account)......................        639,043          698,441          619,243       (380,027)
   Contract charges................       (49,764)         (28,424)        (122,158)       (106,567)
   Transfers for contract benefits
     and terminations..............      (599,419)        (410,004)      (3,133,826)     (1,836,773)
                                    --------------  ---------------   --------------  --------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions..      2,187,358        2,675,457      (1,118,502)       (152,902)
                                    --------------  ---------------   --------------  --------------
     Net increase (decrease)
       in net assets...............      3,418,084        1,557,120        1,194,557          13,371
NET ASSETS:
   Beginning of year...............      8,787,231        7,230,111       21,667,036      21,653,665
                                    --------------  ---------------   --------------  --------------
   End of year..................... $   12,205,315  $     8,787,231   $   22,861,593  $   21,667,036
                                    ==============  ===============   ==============  ==============

                                            FTVIPT FRANKLIN                                                FTVIPT TEMPLETON
                                      SMALL CAP VALUE SECURITIES    FTVIPT MUTUAL SHARES SECURITIES       FOREIGN SECURITIES
                                              SUB-ACCOUNT                     SUB-ACCOUNT                     SUB-ACCOUNT
                                    ------------------------------- ------------------------------- -------------------------------
                                         2012             2011           2012             2011           2012             2011
                                    --------------   -------------- --------------   -------------- --------------   --------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss).... $     (10,428)   $      (6,382) $       22,465   $       29,694 $      177,645   $      (9,091)
   Net realized gains (losses).....         10,276           16,163          (272)         (20,841)      (329,877)        (192,859)
   Change in unrealized gains
     (losses) on investments.......        297,268         (30,721)        394,221         (84,360)      2,275,354      (1,586,807)
                                    --------------   -------------- --------------   -------------- --------------   --------------
     Net increase (decrease)
       in net assets resulting
       from operations.............        297,116         (20,940)        416,414         (75,507)      2,123,122      (1,788,757)
                                    --------------   -------------- --------------   -------------- --------------   --------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners..........        806,720          514,575        288,699          322,061        460,292          763,357
   Net transfers (including fixed
     account)......................        114,491          (1,704)       (58,065)           52,969      (159,538)          108,318
   Contract charges................        (8,360)          (2,427)       (12,894)          (9,113)       (89,107)         (92,840)
   Transfers for contract benefits
     and terminations..............       (54,977)         (40,428)      (214,902)        (183,454)    (1,279,878)      (1,752,515)
                                    --------------   -------------- --------------   -------------- --------------   --------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions..        857,874          470,016          2,838          182,463    (1,068,231)        (973,680)
                                    --------------   -------------- --------------   -------------- --------------   --------------
     Net increase (decrease)
       in net assets...............      1,154,990          449,076        419,252          106,956      1,054,891      (2,762,437)
NET ASSETS:
   Beginning of year...............      1,294,931          845,855      3,272,030        3,165,074     13,424,991       16,187,428
                                    --------------   -------------- --------------   -------------- --------------   --------------
   End of year..................... $    2,449,921   $    1,294,931 $    3,691,282   $    3,272,030 $   14,479,882   $   13,424,991
                                    ==============   ============== ==============   ============== ==============   ==============

                                            FTVIPT TEMPLETON
                                         GLOBAL BOND SECURITIES      INVESCO V.I. GLOBAL REAL ESTATE
                                               SUB-ACCOUNT                     SUB-ACCOUNT
                                    -------------------------------- -------------------------------
                                          2012            2011           2012              2011
                                    ---------------   -------------- --------------   --------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss).... $       425,175   $      232,530 $      (8,239)   $       15,710
   Net realized gains (losses).....          24,705           57,288         11,086           20,110
   Change in unrealized gains
     (losses) on investments.......         649,444        (460,838)        202,397         (82,669)
                                    ---------------   -------------- --------------   --------------
     Net increase (decrease)
       in net assets resulting
       from operations.............       1,099,324        (171,020)        205,244         (46,849)
                                    ---------------   -------------- --------------   --------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners..........       2,293,003        2,228,768        291,561          306,053
   Net transfers (including fixed
     account)......................       1,046,087          236,584         59,827           39,687
   Contract charges................        (50,789)         (28,186)        (5,285)          (1,902)
   Transfers for contract benefits
     and terminations..............       (503,164)        (247,836)       (54,761)        (108,331)
                                    ---------------   -------------- --------------   --------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions..       2,785,137        2,189,330        291,342          235,507
                                    ---------------   -------------- --------------   --------------
     Net increase (decrease)
       in net assets...............       3,884,461        2,018,310        496,586          188,658
NET ASSETS:
   Beginning of year...............       6,669,285        4,650,975        654,763          466,105
                                    ---------------   -------------- --------------   --------------
   End of year..................... $    10,553,746   $    6,669,285 $    1,151,349   $      654,763
                                    ===============   ============== ==============   ==============

(a) For the period May 2, 2011 to December 31, 2011.
(b) For the period April 30, 2012 to December 31, 2012.
(c) For the period November 12, 2012 to December 31, 2012.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
               FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011


                                                                           INVESCO V.I. VAN KAMPEN
                                     INVESCO V.I. INTERNATIONAL GROWTH         AMERICAN VALUE
                                                SUB-ACCOUNT                      SUB-ACCOUNT
                                     --------------------------------- -------------------------------
                                            2012            2011            2012             2011
                                       --------------  --------------  ---------------  --------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss).....   $        4,701  $     (13,754)  $       (8,842)  $      (5,737)
   Net realized gains (losses)......           19,590          24,774           25,666          10,914
   Change in unrealized gains
     (losses) on investments........          986,760       (552,456)          155,527         (7,949)
                                       --------------  --------------  ---------------  --------------
     Net increase (decrease)
       in net assets resulting
       from operations..............        1,011,051       (541,436)          172,351         (2,772)
                                       --------------  --------------  ---------------  --------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners...........        1,907,958       1,834,868          238,100         342,145
   Net transfers (including fixed
     account).......................          476,529         479,886           11,033           (328)
   Contract charges.................         (43,937)        (25,597)          (5,422)         (2,987)
   Transfers for contract benefits
     and terminations...............        (341,080)       (285,399)         (53,597)        (21,000)
                                       --------------  --------------  ---------------  --------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions...        1,999,470       2,003,758          190,114         317,830
                                       --------------  --------------  ---------------  --------------
     Net increase (decrease)
       in net assets................        3,010,521       1,462,322          362,465         315,058
NET ASSETS:
   Beginning of year................        6,342,135       4,879,813        1,060,497         745,439
                                       --------------  --------------  ---------------  --------------
   End of year......................   $    9,352,656  $    6,342,135  $     1,422,962  $    1,060,497
                                       ==============  ==============  ===============  ==============

                                         INVESCO V.I. VAN KAMPEN          INVESCO V.I. VAN KAMPEN
                                            EQUITY AND INCOME                GROWTH AND INCOME
                                               SUB-ACCOUNT                      SUB-ACCOUNT
                                     ------------------------------- --------------------------------
                                          2012             2011            2012             2011
                                     --------------   -------------- ---------------   --------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)..... $       60,731   $       31,697 $         1,033   $     (18,595)
   Net realized gains (losses)......         80,964            5,049          60,436           18,868
   Change in unrealized gains
     (losses) on investments........      1,269,129        (404,937)       1,154,401        (308,976)
                                     --------------   -------------- ---------------   --------------
     Net increase (decrease)
       in net assets resulting
       from operations..............      1,410,824        (368,191)       1,215,870        (308,703)
                                     --------------   -------------- ---------------   --------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners...........      1,945,753        2,801,099       1,893,214        1,665,670
   Net transfers (including fixed
     account).......................         80,285          501,942         136,023          592,641
   Contract charges.................       (58,591)         (35,723)        (51,374)         (32,914)
   Transfers for contract benefits
     and terminations...............    (1,168,144)        (467,588)       (521,587)        (409,750)
                                     --------------   -------------- ---------------   --------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions...        799,303        2,799,730       1,456,276        1,815,647
                                     --------------   -------------- ---------------   --------------
     Net increase (decrease)
       in net assets................      2,210,127        2,431,539       2,672,146        1,506,944
NET ASSETS:
   Beginning of year................     12,789,403       10,357,864       8,967,774        7,460,830
                                     --------------   -------------- ---------------   --------------
   End of year...................... $   14,999,530   $   12,789,403 $    11,639,920   $    8,967,774
                                     ==============   ============== ===============   ==============

                                           LMPVET CLEARBRIDGE               LMPVET CLEARBRIDGE
                                       VARIABLE AGGRESSIVE GROWTH          VARIABLE APPRECIATION
                                               SUB-ACCOUNT                      SUB-ACCOUNT
                                     ------------------------------- --------------------------------
                                          2012             2011            2012             2011
                                     --------------   -------------- ---------------   --------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)..... $    (138,822)   $    (159,712) $        48,768   $       46,024
   Net realized gains (losses)......        827,108          222,034         177,392           26,676
   Change in unrealized gains
     (losses) on investments........      1,166,530           52,660       1,879,711           37,887
                                     --------------   -------------- ---------------   --------------
     Net increase (decrease)
       in net assets resulting
       from operations..............      1,854,816          114,982       2,105,871          110,587
                                     --------------   -------------- ---------------   --------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners...........      1,068,495        1,374,511       3,416,288        3,379,971
   Net transfers (including fixed
     account).......................      (999,211)        (543,070)       (957,801)          502,361
   Contract charges.................       (48,696)         (38,334)        (80,853)         (45,603)
   Transfers for contract benefits
     and terminations...............      (726,443)      (1,219,257)     (1,044,249)        (933,634)
                                     --------------   -------------- ---------------   --------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions...      (705,855)        (426,150)       1,333,385        2,903,095
                                     --------------   -------------- ---------------   --------------
     Net increase (decrease)
       in net assets................      1,148,961        (311,168)       3,439,256        3,013,682
NET ASSETS:
   Beginning of year................     11,131,829       11,442,997      14,239,922       11,226,240
                                     --------------   -------------- ---------------   --------------
   End of year...................... $   12,280,790   $   11,131,829 $    17,679,178   $   14,239,922
                                     ==============   ============== ===============   ==============

                                       LMPVET CLEARBRIDGE VARIABLE
                                          EQUITY INCOME BUILDER
                                               SUB-ACCOUNT
                                     -------------------------------
                                          2012             2011
                                     --------------   --------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)..... $      141,410   $      168,560
   Net realized gains (losses)......       (35,006)         (88,185)
   Change in unrealized gains
     (losses) on investments........      1,140,598          414,233
                                     --------------   --------------
     Net increase (decrease)
       in net assets resulting
       from operations..............      1,247,002          494,608
                                     --------------   --------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners...........      1,582,249        1,656,653
   Net transfers (including fixed
     account).......................      (497,111)          541,785
   Contract charges.................       (55,659)         (42,552)
   Transfers for contract benefits
     and terminations...............    (1,585,915)        (300,160)
                                     --------------   --------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions...      (556,436)        1,855,726
                                     --------------   --------------
     Net increase (decrease)
       in net assets................        690,566        2,350,334
NET ASSETS:
   Beginning of year................     10,243,903        7,893,569
                                     --------------   --------------
   End of year...................... $   10,934,469   $   10,243,903
                                     ==============   ==============

(a) For the period May 2, 2011 to December 31, 2011.
(b) For the period April 30, 2012 to December 31, 2012.
(c) For the period November 12, 2012 to December 31, 2012.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
               FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011


                                     LMPVET CLEARBRIDGE VARIABLE         LMPVET CLEARBRIDGE             LMPVET CLEARBRIDGE
                                      FUNDAMENTAL ALL CAP VALUE       VARIABLE LARGE CAP GROWTH      VARIABLE LARGE CAP VALUE
                                             SUB-ACCOUNT                     SUB-ACCOUNT                    SUB-ACCOUNT
                                    ------------------------------ ------------------------------ ------------------------------
                                         2012            2011           2012            2011           2012            2011
                                    --------------  -------------- --------------  -------------- --------------  --------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss).... $       15,693  $      (4,153) $      (2,869)  $      (4,328) $        1,429  $        5,126
   Net realized gains (losses).....          2,891        (18,010)         22,305           4,752         16,560        (11,245)
   Change in unrealized gains
     (losses) on investments.......        847,446       (518,679)         27,596         (7,708)         46,800          33,213
                                    --------------  -------------- --------------  -------------- --------------  --------------
     Net increase (decrease)
       in net assets resulting
       from operations.............        866,030       (540,842)         47,032         (7,284)         64,789          27,094
                                    --------------  -------------- --------------  -------------- --------------  --------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners..........        503,170         896,926             50             275         32,101          11,000
   Net transfers (including fixed
     account)......................    (1,176,783)         128,108        (7,850)           7,661         90,246        (50,843)
   Contract charges................       (25,382)        (18,865)          (439)           (551)        (1,064)           (566)
   Transfers for contract benefits
     and terminations..............      (603,226)       (509,352)       (23,737)        (92,307)      (832,931)        (20,950)
                                    --------------  -------------- --------------  -------------- --------------  --------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions..    (1,302,221)         496,817       (31,976)        (84,922)      (711,648)        (61,359)
                                    --------------  -------------- --------------  -------------- --------------  --------------
     Net increase (decrease)
       in net assets...............      (436,191)        (44,025)         15,056        (92,206)      (646,859)        (34,265)
NET ASSETS:
   Beginning of year...............      6,804,041       6,848,066        269,642         361,848        984,263       1,018,528
                                    --------------  -------------- --------------  -------------- --------------  --------------
   End of year..................... $    6,367,850  $    6,804,041 $      284,698  $      269,642 $      337,404  $      984,263
                                    ==============  ============== ==============  ============== ==============  ==============

                                          LMPVET CLEARBRIDGE           LMPVET INVESTMENT COUNSEL      LMPVET VARIABLE LIFESTYLE
                                       VARIABLE SMALL CAP GROWTH       VARIABLE SOCIAL AWARENESS           ALLOCATION 50%
                                              SUB-ACCOUNT                     SUB-ACCOUNT                    SUB-ACCOUNT
                                    ------------------------------- ------------------------------- ------------------------------
                                         2012             2011           2012            2011            2012            2011
                                    --------------   -------------- --------------   -------------- -------------   --------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss).... $     (35,277)   $     (37,786) $          (1)   $         (36) $      36,101   $       29,032
   Net realized gains (losses).....        311,383          142,053             44               31        35,630            4,743
   Change in unrealized gains
     (losses) on investments.......        205,657        (110,271)            868            (147)       195,873         (57,751)
                                    --------------   -------------- --------------   -------------- -------------   --------------
     Net increase (decrease)
       in net assets resulting
       from operations.............        481,763          (6,004)            911            (152)       267,604         (23,976)
                                    --------------   -------------- --------------   -------------- -------------   --------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners..........        530,539          488,511             --               --       583,492          896,666
   Net transfers (including fixed
     account)......................      (385,803)        (178,579)             --               --        98,214            9,693
   Contract charges................       (16,566)         (11,739)           (39)             (39)       (9,515)          (2,089)
   Transfers for contract benefits
     and terminations..............      (153,077)        (206,294)            (4)              (7)     (427,691)         (56,115)
                                    --------------   -------------- --------------   -------------- -------------   --------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions..       (24,907)           91,899           (43)             (46)       244,500          848,155
                                    --------------   -------------- --------------   -------------- -------------   --------------
     Net increase (decrease)
       in net assets...............        456,856           85,895            868            (198)       512,104          824,179
NET ASSETS:
   Beginning of year...............      2,624,198        2,538,303         10,091           10,289     2,169,386        1,345,207
                                    --------------   -------------- --------------   -------------- -------------   --------------
   End of year..................... $    3,081,054   $    2,624,198 $       10,959   $       10,091 $   2,681,490   $    2,169,386
                                    ==============   ============== ==============   ============== =============   ==============

                                       LMPVET VARIABLE LIFESTYLE
                                            ALLOCATION 70%
                                              SUB-ACCOUNT
                                    -------------------------------
                                         2012             2011
                                    --------------   --------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss).... $        1,426   $          526
   Net realized gains (losses).....          2,005              406
   Change in unrealized gains
     (losses) on investments.......         21,587          (4,664)
                                    --------------   --------------
     Net increase (decrease)
       in net assets resulting
       from operations.............         25,018          (3,732)
                                    --------------   --------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners..........            240              240
   Net transfers (including fixed
     account)......................          2,600              360
   Contract charges................           (71)             (71)
   Transfers for contract benefits
     and terminations..............       (29,529)         (23,170)
                                    --------------   --------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions..       (26,760)         (22,641)
                                    --------------   --------------
     Net increase (decrease)
       in net assets...............        (1,742)         (26,373)
NET ASSETS:
   Beginning of year...............        199,540          225,913
                                    --------------   --------------
   End of year..................... $      197,798   $      199,540
                                    ==============   ==============

(a) For the period May 2, 2011 to December 31, 2011.
(b) For the period April 30, 2012 to December 31, 2012.
(c) For the period November 12, 2012 to December 31, 2012.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
               FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011


                                       LMPVET VARIABLE LIFESTYLE     LMPVIT WESTERN ASSET VARIABLE      MIST ALLIANCEBERNSTEIN
                                            ALLOCATION 85%              GLOBAL HIGH YIELD BOND         GLOBAL DYNAMIC ALLOCATION
                                              SUB-ACCOUNT                     SUB-ACCOUNT                     SUB-ACCOUNT
                                     ------------------------------ ------------------------------- -------------------------------
                                          2012            2011           2012             2011           2012           2011 (a)
                                     --------------  -------------- ---------------  -------------- --------------   --------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)..... $        3,507  $          411 $       496,152  $      433,973 $  (1,497,221)   $     (23,220)
   Net realized gains (losses)......         25,609           5,263        (15,107)        (18,480)         52,569          398,680
   Change in unrealized gains
     (losses) on investments........        106,431        (42,079)         702,958       (422,090)      9,553,274          384,335
                                     --------------  -------------- ---------------  -------------- --------------   --------------
     Net increase (decrease)
       in net assets resulting
       from operations..............        135,547        (36,405)       1,184,003         (6,597)      8,108,622          759,795
                                     --------------  -------------- ---------------  -------------- --------------   --------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners...........         76,654          73,147       1,136,160         981,130     36,099,162       57,036,078
   Net transfers (including fixed
     account).......................        (5,694)           (262)         578,088         471,893     17,918,827       12,393,317
   Contract charges.................        (1,669)         (1,547)        (35,680)        (24,814)      (875,837)               --
   Transfers for contract benefits
     and terminations...............       (21,189)        (13,583)       (866,590)       (467,819)    (2,170,510)        (295,702)
                                     --------------  -------------- ---------------  -------------- --------------   --------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions...         48,102          57,755         811,978         960,390     50,971,642       69,133,693
                                     --------------  -------------- ---------------  -------------- --------------   --------------
     Net increase (decrease)
       in net assets................        183,649          21,350       1,995,981         953,793     59,080,264       69,893,488
NET ASSETS:
   Beginning of year................        942,680         921,330       6,570,081       5,616,288     69,893,488               --
                                     --------------  -------------- ---------------  -------------- --------------   --------------
   End of year...................... $    1,126,329  $      942,680 $     8,566,062  $    6,570,081 $  128,973,752   $   69,893,488
                                     ==============  ============== ===============  ============== ==============   ==============

                                            MIST AMERICAN FUNDS
                                            BALANCED ALLOCATION          MIST AMERICAN FUNDS BOND
                                                SUB-ACCOUNT                     SUB-ACCOUNT
                                     -------------------------------- -------------------------------
                                           2012             2011           2012             2011
                                     ---------------   -------------- --------------   --------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)..... $       158,893   $    (581,661) $      224,868   $      105,113
   Net realized gains (losses)......       3,592,310          623,476        437,507          175,701
   Change in unrealized gains
     (losses) on investments........      16,830,421      (7,034,864)        194,946          640,749
                                     ---------------   -------------- --------------   --------------
     Net increase (decrease)
       in net assets resulting
       from operations..............      20,581,624      (6,993,049)        857,321          921,563
                                     ---------------   -------------- --------------   --------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners...........       7,613,101       27,076,571      2,091,664        3,635,765
   Net transfers (including fixed
     account).......................       (796,321)        8,993,226        976,958        3,123,691
   Contract charges.................     (1,705,202)      (1,300,719)      (224,673)        (171,099)
   Transfers for contract benefits
     and terminations...............     (6,644,020)      (4,522,975)      (864,729)        (984,218)
                                     ---------------   -------------- --------------   --------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions...     (1,532,442)       30,246,103      1,979,220        5,604,139
                                     ---------------   -------------- --------------   --------------
     Net increase (decrease)
       in net assets................      19,049,182       23,253,054      2,836,541        6,525,702
NET ASSETS:
   Beginning of year................     174,547,923      151,294,869     25,369,859       18,844,157
                                     ---------------   -------------- --------------   --------------
   End of year...................... $   193,597,105   $  174,547,923 $   28,206,400   $   25,369,859
                                     ===============   ============== ==============   ==============

                                            MIST AMERICAN FUNDS
                                             GROWTH ALLOCATION          MIST AMERICAN FUNDS GROWTH
                                                SUB-ACCOUNT                     SUB-ACCOUNT
                                     -------------------------------- -------------------------------
                                           2012            2011            2012             2011
                                     ---------------   -------------- --------------   --------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)..... $     (377,200)   $    (434,341) $    (572,631)   $    (529,751)
   Net realized gains (losses)......       1,998,879        1,688,566      1,010,706        1,955,994
   Change in unrealized gains
     (losses) on investments........       9,988,131      (6,751,905)      5,733,204      (4,266,841)
                                     ---------------   -------------- --------------   --------------
     Net increase (decrease)
       in net assets resulting
       from operations..............      11,609,810      (5,497,680)      6,171,279      (2,840,598)
                                     ---------------   -------------- --------------   --------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners...........       4,972,565        6,654,542      3,347,112        9,087,151
   Net transfers (including fixed
     account).......................     (1,542,006)        (279,754)        719,316      (3,780,251)
   Contract charges.................       (733,829)        (649,068)      (350,043)        (282,467)
   Transfers for contract benefits
     and terminations...............     (4,552,048)      (2,816,810)    (2,283,864)      (1,618,535)
                                     ---------------   -------------- --------------   --------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions...     (1,855,318)        2,908,910      1,432,521        3,405,898
                                     ---------------   -------------- --------------   --------------
     Net increase (decrease)
       in net assets................       9,754,492      (2,588,770)      7,603,800          565,300
NET ASSETS:
   Beginning of year................      80,838,441       83,427,211     38,863,691       38,298,391
                                     ---------------   -------------- --------------   --------------
   End of year...................... $    90,592,933   $   80,838,441 $   46,467,491   $   38,863,691
                                     ===============   ============== ==============   ==============

(a) For the period May 2, 2011 to December 31, 2011.
(b) For the period April 30, 2012 to December 31, 2012.
(c) For the period November 12, 2012 to December 31, 2012.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
               FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011


                                             MIST AMERICAN                MIST AMERICAN FUNDS            MIST AQR GLOBAL RISK
                                          FUNDS INTERNATIONAL             MODERATE ALLOCATION                  BALANCED
                                              SUB-ACCOUNT                     SUB-ACCOUNT                     SUB-ACCOUNT
                                     ------------------------------ ------------------------------- -------------------------------
                                          2012            2011           2012             2011            2012          2011 (a)
                                     --------------  -------------- ---------------  -------------- ---------------  --------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)..... $     (17,423)  $     (51,997) $       492,639  $     (81,531) $   (1,485,419)  $      811,770
   Net realized gains (losses)......         58,508       (107,689)       2,286,475       1,133,831         711,063         253,977
   Change in unrealized gains
     (losses) on investments........      2,737,079     (3,739,766)       7,050,592     (2,936,001)      12,311,829         781,850
                                     --------------  -------------- ---------------  -------------- ---------------  --------------
     Net increase (decrease)
       in net assets resulting
       from operations..............      2,778,164     (3,899,452)       9,829,706     (1,883,701)      11,537,473       1,847,597
                                     --------------  -------------- ---------------  -------------- ---------------  --------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners...........        348,461       2,913,338       2,729,141      13,719,611      54,006,280      68,134,574
   Net transfers (including fixed
     account).......................      (423,403)       2,161,813        (36,498)       4,542,905      31,031,968      16,761,519
   Contract charges.................      (159,483)       (134,613)     (1,042,729)       (857,917)     (1,133,137)              --
   Transfers for contract benefits
     and terminations...............      (952,193)       (747,456)     (4,256,263)     (2,325,270)     (2,703,004)       (430,224)
                                     --------------  -------------- ---------------  -------------- ---------------  --------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions...    (1,186,618)       4,193,082     (2,606,349)      15,079,329      81,202,107      84,465,869
                                     --------------  -------------- ---------------  -------------- ---------------  --------------
     Net increase (decrease)
       in net assets................      1,591,546         293,630       7,223,357      13,195,628      92,739,580      86,313,466
NET ASSETS:
   Beginning of year................     17,883,657      17,590,027     108,879,963      95,684,335      86,313,466              --
                                     --------------  -------------- ---------------  -------------- ---------------  --------------
   End of year...................... $   19,475,203  $   17,883,657 $   116,103,320  $  108,879,963 $   179,053,046  $   86,313,466
                                     ==============  ============== ===============  ============== ===============  ==============

                                          MIST BLACKROCK GLOBAL
                                           TACTICAL STRATEGIES          MIST BLACKROCK HIGH YIELD
                                               SUB-ACCOUNT                     SUB-ACCOUNT
                                     ------------------------------- --------------------------------
                                          2012           2011 (a)         2012             2011
                                     --------------   -------------- --------------   ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)..... $  (3,051,478)   $      297,362 $    1,122,164   $       728,683
   Net realized gains (losses)......        125,631          998,802        471,248           236,852
   Change in unrealized gains
     (losses) on investments........     16,886,749      (1,049,119)      1,158,609         (986,860)
                                     --------------   -------------- --------------   ---------------
     Net increase (decrease)
       in net assets resulting
       from operations..............     13,960,902          247,045      2,752,021          (21,325)
                                     --------------   -------------- --------------   ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners...........     69,979,351      107,705,944        918,793         2,411,781
   Net transfers (including fixed
     account).......................     38,255,183       24,600,380      1,051,455         2,783,321
   Contract charges.................    (1,646,056)               --      (150,769)         (120,218)
   Transfers for contract benefits
     and terminations...............    (3,342,150)        (482,913)    (1,122,512)         (726,243)
                                     --------------   -------------- --------------   ---------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions...    103,246,328      131,823,411        696,967         4,348,641
                                     --------------   -------------- --------------   ---------------
     Net increase (decrease)
       in net assets................    117,207,230      132,070,456      3,448,988         4,327,316
NET ASSETS:
   Beginning of year................    132,070,456               --     18,040,916        13,713,600
                                     --------------   -------------- --------------   ---------------
   End of year...................... $  249,277,686   $  132,070,456 $   21,489,904   $    18,040,916
                                     ==============   ============== ==============   ===============


                                      MIST BLACKROCK LARGE CAP CORE   MIST CLARION GLOBAL REAL ESTATE
                                               SUB-ACCOUNT                      SUB-ACCOUNT
                                     ------------------------------- --------------------------------
                                          2012             2011           2012              2011
                                     --------------   -------------- --------------    --------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)..... $      (9,230)   $      (9,834) $       78,236    $      368,924
   Net realized gains (losses)......         44,869            5,621      (218,513)         (205,558)
   Change in unrealized gains
     (losses) on investments........        124,225         (40,445)      4,266,195       (1,456,370)
                                     --------------   -------------- --------------    --------------
     Net increase (decrease)
       in net assets resulting
       from operations..............        159,864         (44,658)      4,125,918       (1,293,004)
                                     --------------   -------------- --------------    --------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners...........        186,195          367,495      1,768,896         1,640,153
   Net transfers (including fixed
     account).......................      (135,792)           21,288      (532,845)         1,302,734
   Contract charges.................       (11,880)          (9,578)      (125,395)         (103,980)
   Transfers for contract benefits
     and terminations...............       (85,478)        (150,855)      (906,951)       (1,127,668)
                                     --------------   -------------- --------------    --------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions...       (46,955)          228,350        203,705         1,711,239
                                     --------------   -------------- --------------    --------------
     Net increase (decrease)
       in net assets................        112,909          183,692      4,329,623           418,235
NET ASSETS:
   Beginning of year................      1,336,178        1,152,486     16,952,391        16,534,156
                                     --------------   -------------- --------------    --------------
   End of year...................... $    1,449,087   $    1,336,178 $   21,282,014    $   16,952,391
                                     ==============   ============== ==============    ==============

(a) For the period May 2, 2011 to December 31, 2011.
(b) For the period April 30, 2012 to December 31, 2012.
(c) For the period November 12, 2012 to December 31, 2012.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
               FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011



                                                                          MIST GOLDMAN SACHS              MIST HARRIS OAKMARK
                                       MIST DREMAN SMALL CAP VALUE           MID CAP VALUE                   INTERNATIONAL
                                               SUB-ACCOUNT                    SUB-ACCOUNT                     SUB-ACCOUNT
                                     ------------------------------ ------------------------------- -------------------------------
                                          2012            2011           2012            2011            2012            2011
                                     --------------  -------------- --------------  --------------- --------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)..... $     (35,957)  $        (916) $    (199,857)  $     (211,417) $     (22,722)  $     (812,353)
   Net realized gains (losses)......         38,697          77,397         52,702        (128,339)      (400,368)        (301,744)
   Change in unrealized gains
     (losses) on investments........        498,019       (538,141)      2,959,013      (1,262,994)     12,429,922      (7,251,014)
                                     --------------  -------------- --------------  --------------- --------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations..............        500,759       (461,660)      2,811,858      (1,602,750)     12,006,832      (8,365,111)
                                     --------------  -------------- --------------  --------------- --------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners...........        192,270         178,726        606,250        2,543,395      1,692,881        6,038,279
   Net transfers (including fixed
     account).......................      (111,121)         198,825      (637,350)        1,310,401    (4,346,488)        3,232,971
   Contract charges.................       (24,541)        (22,854)      (127,258)        (103,512)      (346,682)        (293,214)
   Transfers for contract benefits
     and terminations...............      (186,545)       (350,588)      (797,862)        (783,312)    (2,310,915)      (2,096,357)
                                     --------------  -------------- --------------  --------------- --------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions...      (129,937)           4,109      (956,220)        2,966,972    (5,311,204)        6,881,679
                                     --------------  -------------- --------------  --------------- --------------  ---------------
     Net increase (decrease)
       in net assets................        370,822       (457,551)      1,855,638        1,364,222      6,695,628      (1,483,432)
NET ASSETS:
   Beginning of year................      3,694,792       4,152,343     17,638,946       16,274,724     45,903,086       47,386,518
                                     --------------  -------------- --------------  --------------- --------------  ---------------
   End of year...................... $    4,065,614  $    3,694,792 $   19,494,584  $    17,638,946 $   52,598,714  $    45,903,086
                                     ==============  ============== ==============  =============== ==============  ===============

                                      MIST INVESCO
                                      BALANCED-RISK      MIST INVESCO SMALL CAP
                                       ALLOCATION                GROWTH                     MIST JANUS FORTY
                                       SUB-ACCOUNT             SUB-ACCOUNT                     SUB-ACCOUNT
                                     -------------- -------------------------------- --------------------------------
                                        2012 (b)         2012              2011           2012              2011
                                     -------------- ---------------   -------------- --------------   ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)..... $     (36,359) $     (353,955)   $    (323,326) $    (131,633)   $         2,616
   Net realized gains (losses)......        282,939       1,727,665          384,551        182,398               747
   Change in unrealized gains
     (losses) on investments........        205,101       1,792,889        (574,999)      1,562,491         (782,072)
                                     -------------- ---------------   -------------- --------------   ---------------
     Net increase (decrease)
       in net assets resulting
       from operations..............        451,681       3,166,599        (513,774)      1,613,256         (778,709)
                                     -------------- ---------------   -------------- --------------   ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners...........     12,013,962       1,102,502        2,277,441      1,390,044         1,390,432
   Net transfers (including fixed
     account).......................     11,953,383         632,518          287,435        534,225           673,792
   Contract charges.................       (14,428)       (138,329)        (112,105)       (61,432)          (43,491)
   Transfers for contract benefits
     and terminations...............       (86,084)     (1,065,446)      (1,583,903)      (408,411)         (678,291)
                                     -------------- ---------------   -------------- --------------   ---------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions...     23,866,833         531,245          868,868      1,454,426         1,342,442
                                     -------------- ---------------   -------------- --------------   ---------------
     Net increase (decrease)
       in net assets................     24,318,514       3,697,844          355,094      3,067,682           563,733
NET ASSETS:
   Beginning of year................             --      19,171,743       18,816,649      7,299,484         6,735,751
                                     -------------- ---------------   -------------- --------------   ---------------
   End of year...................... $   24,318,514 $    22,869,587   $   19,171,743 $   10,367,166   $     7,299,484
                                     ============== ===============   ============== ==============   ===============

                                                                      MIST JPMORGAN
                                         MIST JENNISON LARGE CAP      GLOBAL ACTIVE
                                                 EQUITY                ALLOCATION
                                               SUB-ACCOUNT             SUB-ACCOUNT
                                     ------------------------------- ---------------
                                          2012             2011         2012 (b)
                                     --------------   -------------- ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)..... $     (49,880)   $     (40,973) $      (15,643)
   Net realized gains (losses)......         61,184           29,665         103,044
   Change in unrealized gains
     (losses) on investments........        351,305        (174,243)         444,260
                                     --------------   -------------- ---------------
     Net increase (decrease)
       in net assets resulting
       from operations..............        362,609        (185,551)         531,661
                                     --------------   -------------- ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners...........         59,380          466,635      13,004,442
   Net transfers (including fixed
     account).......................        114,943            2,070       3,447,411
   Contract charges.................       (24,867)         (20,641)         (3,985)
   Transfers for contract benefits
     and terminations...............       (86,058)        (125,813)       (104,257)
                                     --------------   -------------- ---------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions...         63,398          322,251      16,343,611
                                     --------------   -------------- ---------------
     Net increase (decrease)
       in net assets................        426,007          136,700      16,875,272
NET ASSETS:
   Beginning of year................      3,190,045        3,053,345              --
                                     --------------   -------------- ---------------
   End of year...................... $    3,616,052   $    3,190,045 $    16,875,272
                                     ==============   ============== ===============

(a) For the period May 2, 2011 to December 31, 2011.
(b) For the period April 30, 2012 to December 31, 2012.
(c) For the period November 12, 2012 to December 31, 2012.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
               FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011


                                       MIST LEGG MASON CLEARBRIDGE       MIST LOOMIS SAYLES
                                            AGGRESSIVE GROWTH              GLOBAL MARKETS          MIST LORD ABBETT BOND DEBENTURE
                                               SUB-ACCOUNT                   SUB-ACCOUNT                     SUB-ACCOUNT
                                     ------------------------------ ------------------------------ -------------------------------
                                          2012            2011           2012            2011            2012            2011
                                     --------------  -------------- --------------  -------------- ---------------  --------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)..... $    (397,438)  $    (319,423) $      112,768  $      117,897 $     1,653,389  $    1,295,159
   Net realized gains (losses)......        367,804          10,031        244,112         117,669         175,900         198,992
   Change in unrealized gains
     (losses) on investments........      3,638,879       (592,808)      2,258,952       (822,695)       1,328,136       (699,433)
                                     --------------  -------------- --------------  -------------- ---------------  --------------
     Net increase (decrease)
       in net assets resulting
       from operations..............      3,609,245       (902,200)      2,615,832       (587,129)       3,157,425         794,718
                                     --------------  -------------- --------------  -------------- ---------------  --------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners...........        665,698       1,796,954        489,582       2,070,758         545,692       1,032,717
   Net transfers (including fixed
     account).......................      1,459,477      10,782,931      1,768,222       1,668,078         380,794       (464,140)
   Contract charges.................      (163,018)       (107,136)      (135,617)       (101,715)       (182,266)       (167,783)
   Transfers for contract benefits
     and terminations...............    (1,120,389)     (1,172,008)      (938,427)       (661,344)     (1,804,926)     (2,115,515)
                                     --------------  -------------- --------------  -------------- ---------------  --------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions...        841,768      11,300,741      1,183,760       2,975,777     (1,060,706)     (1,714,721)
                                     --------------  -------------- --------------  -------------- ---------------  --------------
     Net increase (decrease)
       in net assets................      4,451,013      10,398,541      3,799,592       2,388,648       2,096,719       (920,003)
NET ASSETS:
   Beginning of year................     22,350,038      11,951,497     17,703,592      15,314,944      28,878,914      29,798,917
                                     --------------  -------------- --------------  -------------- ---------------  --------------
   End of year...................... $   26,801,051  $   22,350,038 $   21,503,184  $   17,703,592 $    30,975,633  $   28,878,914
                                     ==============  ============== ==============  ============== ===============  ==============

                                            MIST LORD ABBETT               MIST MET/EATON VANCE
                                              MID CAP VALUE                    FLOATING RATE
                                               SUB-ACCOUNT                      SUB-ACCOUNT
                                     ------------------------------- --------------------------------
                                          2012             2011           2012              2011
                                     --------------   -------------- ---------------   --------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)..... $    (192,946)   $    (169,610) $        71,479   $        3,598
   Net realized gains (losses)......        191,162          107,293          16,005            5,498
   Change in unrealized gains
     (losses) on investments........      2,047,144        (803,065)         109,031         (14,129)
                                     --------------   -------------- ---------------   --------------
     Net increase (decrease)
       in net assets resulting
       from operations..............      2,045,360        (865,382)         196,515          (5,033)
                                     --------------   -------------- ---------------   --------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners...........        494,329        2,762,205         149,679          711,868
   Net transfers (including fixed
     account).......................      (294,848)            6,364         444,577        1,746,768
   Contract charges.................      (133,507)        (107,872)        (21,151)         (12,911)
   Transfers for contract benefits
     and terminations...............      (854,998)      (1,083,113)       (213,963)        (112,424)
                                     --------------   -------------- ---------------   --------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions...      (789,024)        1,577,584         359,142        2,333,301
                                     --------------   -------------- ---------------   --------------
     Net increase (decrease)
       in net assets................      1,256,336          712,202         555,657        2,328,268
NET ASSETS:
   Beginning of year................     15,863,842       15,151,640       3,288,088          959,820
                                     --------------   -------------- ---------------   --------------
   End of year...................... $   17,120,178   $   15,863,842 $     3,843,745   $    3,288,088
                                     ==============   ============== ===============   ==============

                                            MIST MET/FRANKLIN
                                        LOW DURATION TOTAL RETURN     MIST MET/FRANKLIN MUTUAL SHARES
                                               SUB-ACCOUNT                      SUB-ACCOUNT
                                     ------------------------------- --------------------------------
                                          2012           2011 (a)         2012              2011
                                     --------------   -------------- ---------------   --------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)..... $       42,903   $     (27,429) $     (138,475)   $      159,159
   Net realized gains (losses)......          1,237          (3,153)       2,674,523          756,542
   Change in unrealized gains
     (losses) on investments........        153,128         (40,459)       (801,115)      (1,214,717)
                                     --------------   -------------- ---------------   --------------
     Net increase (decrease)
       in net assets resulting
       from operations..............        197,268         (71,041)       1,734,933        (299,016)
                                     --------------   -------------- ---------------   --------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners...........        939,391          762,613         525,253        1,977,027
   Net transfers (including fixed
     account).......................      1,385,968        5,982,925       1,096,081        1,327,978
   Contract charges.................       (49,034)          (6,444)       (130,580)         (90,957)
   Transfers for contract benefits
     and terminations...............      (545,641)         (75,372)       (632,353)        (385,757)
                                     --------------   -------------- ---------------   --------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions...      1,730,684        6,663,722         858,401        2,828,291
                                     --------------   -------------- ---------------   --------------
     Net increase (decrease)
       in net assets................      1,927,952        6,592,681       2,593,334        2,529,275
NET ASSETS:
   Beginning of year................      6,592,681               --      13,780,080       11,250,805
                                     --------------   -------------- ---------------   --------------
   End of year...................... $    8,520,633   $    6,592,681 $    16,373,414   $   13,780,080
                                     ==============   ============== ===============   ==============

(a) For the period May 2, 2011 to December 31, 2011.
(b) For the period April 30, 2012 to December 31, 2012.
(c) For the period November 12, 2012 to December 31, 2012.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
               FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011


                                      MIST MET/FRANKLIN TEMPLETON                                        MIST MET/TEMPLETON
                                           FOUNDING STRATEGY          MIST MET/TEMPLETON GROWTH          INTERNATIONAL BOND
                                              SUB-ACCOUNT                    SUB-ACCOUNT                     SUB-ACCOUNT
                                    ------------------------------- ------------------------------ -------------------------------
                                         2012            2011            2012            2011           2012             2011
                                    --------------   -------------- --------------  -------------- --------------   --------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss).... $    1,008,892   $       52,667 $        3,008  $     (17,073) $      505,531   $      235,159
   Net realized gains (losses).....      1,583,588          783,056        109,636          10,811       (90,229)         (92,687)
   Change in unrealized gains
     (losses) on investments.......      2,634,718      (2,414,141)        496,212       (410,078)        196,775        (373,603)
                                    --------------   -------------- --------------  -------------- --------------   --------------
     Net increase (decrease)
       in net assets resulting
       from operations.............      5,227,198      (1,578,418)        608,856       (416,340)        612,077        (231,131)
                                    --------------   -------------- --------------  -------------- --------------   --------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners..........      1,404,534        5,438,457        224,307         316,059        231,577        1,212,388
   Net transfers (including fixed
     account)......................    (2,510,313)          321,781      (109,482)       1,707,176      (273,810)          555,901
   Contract charges................      (327,338)        (280,616)       (15,785)        (12,386)       (57,256)         (40,899)
   Transfers for contract benefits
     and terminations..............    (2,610,581)      (1,794,386)      (285,652)       (164,180)      (302,832)         (96,266)
                                    --------------   -------------- --------------  -------------- --------------   --------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions..    (4,043,698)        3,685,236      (186,612)       1,846,669      (402,321)        1,631,124
                                    --------------   -------------- --------------  -------------- --------------   --------------
     Net increase (decrease)
       in net assets...............      1,183,500        2,106,818        422,244       1,430,329        209,756        1,399,993
NET ASSETS:
   Beginning of year...............     37,984,248       35,877,430      3,000,155       1,569,826      4,874,190        3,474,197
                                    --------------   -------------- --------------  -------------- --------------   --------------
   End of year..................... $   39,167,748   $   37,984,248 $    3,422,399  $    3,000,155 $    5,083,946   $    4,874,190
                                    ==============   ============== ==============  ============== ==============   ==============


                                    MIST METLIFE AGGRESSIVE STRATEGY   MIST METLIFE BALANCED PLUS
                                               SUB-ACCOUNT                     SUB-ACCOUNT
                                    -------------------------------- --------------------------------
                                          2012             2011           2012           2011 (a)
                                     --------------   -------------- --------------    --------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)....  $    (904,831)   $    (484,964) $  (3,032,334)    $    (420,077)
   Net realized gains (losses).....       (491,413)        (601,605)         86,952                --
   Change in unrealized gains
     (losses) on investments.......      13,379,154      (5,539,521)     23,903,375         (514,898)
                                     --------------   -------------- --------------    --------------
     Net increase (decrease)
       in net assets resulting
       from operations.............      11,982,910      (6,626,090)     20,957,993         (934,975)
                                     --------------   -------------- --------------    --------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners..........       2,502,870        9,098,503     66,608,697       112,770,088
   Net transfers (including fixed
     account)......................       (829,305)        4,769,441     36,942,666        26,104,154
   Contract charges................       (643,359)        (532,525)    (1,724,189)                --
   Transfers for contract benefits
     and terminations..............     (3,957,574)      (2,704,438)    (4,411,971)         (577,779)
                                     --------------   -------------- --------------    --------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions..     (2,927,368)       10,630,981     97,415,203       138,296,463
                                     --------------   -------------- --------------    --------------
     Net increase (decrease)
       in net assets...............       9,055,542        4,004,891    118,373,196       137,361,488
NET ASSETS:
   Beginning of year...............      80,532,622       76,527,731    137,361,488                --
                                     --------------   -------------- --------------    --------------
   End of year.....................  $   89,588,164   $   80,532,622 $  255,734,684    $  137,361,488
                                     ==============   ============== ==============    ==============


                                    MIST METLIFE BALANCED STRATEGY  MIST METLIFE DEFENSIVE STRATEGY
                                              SUB-ACCOUNT                     SUB-ACCOUNT
                                    ------------------------------- -------------------------------
                                         2012             2011           2012             2011
                                    --------------   -------------- --------------   --------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss).... $    2,842,515   $     (60,247) $    2,264,743   $      975,691
   Net realized gains (losses).....      1,591,503           11,537      3,231,703        2,127,950
   Change in unrealized gains
     (losses) on investments.......     55,191,770     (18,378,295)     11,373,532      (2,785,149)
                                    --------------   -------------- --------------   --------------
     Net increase (decrease)
       in net assets resulting
       from operations.............     59,625,788     (18,427,005)     16,869,978          318,492
                                    --------------   -------------- --------------   --------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners..........     12,252,651       53,745,333      5,200,977       11,594,897
   Net transfers (including fixed
     account)......................    (3,539,394)       18,518,035      7,809,504       22,238,691
   Contract charges................    (4,157,883)      (3,451,033)    (1,418,106)      (1,092,404)
   Transfers for contract benefits
     and terminations..............   (25,835,104)     (22,236,048)   (10,060,995)      (8,709,582)
                                    --------------   -------------- --------------   --------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions..   (21,279,730)       46,576,287      1,531,380       24,031,602
                                    --------------   -------------- --------------   --------------
     Net increase (decrease)
       in net assets...............     38,346,058       28,149,282     18,401,358       24,350,094
NET ASSETS:
   Beginning of year...............    498,504,417      470,355,135    184,041,521      159,691,427
                                    --------------   -------------- --------------   --------------
   End of year..................... $  536,850,475   $  498,504,417 $  202,442,879   $  184,041,521
                                    ==============   ============== ==============   ==============

(a) For the period May 2, 2011 to December 31, 2011.
(b) For the period April 30, 2012 to December 31, 2012.
(c) For the period November 12, 2012 to December 31, 2012.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
               FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011


                                                                                                                     MIST METLIFE
                                                                                                                      MULTI-INDEX
                                                     MIST METLIFE GROWTH STRATEGY   MIST METLIFE MODERATE STRATEGY   TARGETED RISK
                                                              SUB-ACCOUNT                     SUB-ACCOUNT             SUB-ACCOUNT
                                                    ------------------------------- ------------------------------- --------------
                                                          2012            2011            2012            2011         2012 (c)
                                                    ---------------  --------------  --------------  -------------- --------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss).................... $     (112,528)  $    (500,610)  $    3,111,360  $      493,041 $        (354)
   Net realized gains (losses).....................       (494,891)     (2,308,681)       2,204,997       1,194,523             --
   Change in unrealized gains
     (losses) on investments.......................      48,217,769    (18,108,590)      23,768,074     (6,913,340)          3,501
                                                    ---------------  --------------  --------------  -------------- --------------
     Net increase (decrease)
       in net assets resulting
       from operations.............................      47,610,350    (20,917,881)      29,084,431     (5,225,776)          3,147
                                                    ---------------  --------------  --------------  -------------- --------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners..........................       6,826,403      10,500,818       7,522,398      29,260,662        582,966
   Net transfers (including fixed
     account)......................................     (7,324,433)    (12,257,630)       2,353,351       8,910,127         52,887
   Contract charges................................     (2,651,748)     (2,489,898)     (2,291,355)     (1,807,261)             --
   Transfers for contract benefits
     and terminations..............................    (19,306,533)    (14,218,953)    (16,340,767)    (10,616,860)             --
                                                    ---------------  --------------  --------------  -------------- --------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions..................    (22,456,311)    (18,465,663)     (8,756,373)      25,746,668        635,853
                                                    ---------------  --------------  --------------  -------------- --------------
     Net increase (decrease)
       in net assets...............................      25,154,039    (39,383,544)      20,328,058      20,520,892        639,000
NET ASSETS:
   Beginning of year...............................     352,318,389     391,701,933     275,958,841     255,437,949             --
                                                    ---------------  --------------  --------------  -------------- --------------
   End of year..................................... $   377,472,428  $  352,318,389  $  296,286,899  $  275,958,841 $      639,000
                                                    ===============  ==============  ==============  ============== ==============


                                                           MIST MFS EMERGING
                                                            MARKETS EQUITY           MIST MFS RESEARCH INTERNATIONAL
                                                              SUB-ACCOUNT                      SUB-ACCOUNT
                                                    ------------------------------- --------------------------------
                                                         2012             2011           2012              2011
                                                    --------------   -------------- ---------------   --------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss).................... $    (331,886)   $     (86,009) $        84,938   $       81,888
   Net realized gains (losses).....................        100,133          147,508       (570,669)        (415,309)
   Change in unrealized gains
     (losses) on investments.......................      6,066,090      (8,183,419)       5,262,540      (3,950,344)
                                                    --------------   -------------- ---------------   --------------
     Net increase (decrease)
       in net assets resulting
       from operations.............................      5,834,337      (8,121,920)       4,776,809      (4,283,765)
                                                    --------------   -------------- ---------------   --------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners..........................      2,433,584        5,272,920       1,801,309        2,106,202
   Net transfers (including fixed
     account)......................................    (1,213,252)        2,582,956        (78,170)        (206,355)
   Contract charges................................      (274,973)        (233,889)       (216,082)        (211,271)
   Transfers for contract benefits
     and terminations..............................    (1,587,970)      (2,136,809)     (1,550,972)      (2,104,254)
                                                    --------------   -------------- ---------------   --------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions..................      (642,611)        5,485,178        (43,915)        (415,678)
                                                    --------------   -------------- ---------------   --------------
     Net increase (decrease)
       in net assets...............................      5,191,726      (2,636,742)       4,732,894      (4,699,443)
NET ASSETS:
   Beginning of year...............................     34,418,643       37,055,385      31,536,568       36,236,011
                                                    --------------   -------------- ---------------   --------------
   End of year..................................... $   39,610,369   $   34,418,643 $    36,269,462   $   31,536,568
                                                    ==============   ============== ===============   ==============


                                                                                           MIST MORGAN STANLEY
                                                           MIST MLA MID CAP                  MID CAP GROWTH
                                                              SUB-ACCOUNT                      SUB-ACCOUNT
                                                    -------------------------------- -------------------------------
                                                         2012              2011           2012             2011
                                                    --------------   --------------- --------------   --------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss).................... $    (167,656)   $     (127,567) $     (92,179)   $     (45,780)
   Net realized gains (losses).....................          2,849             2,100         67,064          254,843
   Change in unrealized gains
     (losses) on investments.......................        629,191         (809,890)        421,428        (678,674)
                                                    --------------   --------------- --------------   --------------
     Net increase (decrease)
       in net assets resulting
       from operations.............................        464,384         (935,357)        396,313        (469,611)
                                                    --------------   --------------- --------------   --------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners..........................        471,163         1,599,270      1,552,075        1,397,995
   Net transfers (including fixed
     account)......................................          5,689         (124,468)        404,127           92,157
   Contract charges................................       (91,237)          (78,968)       (34,686)         (22,363)
   Transfers for contract benefits
     and terminations..............................      (841,500)       (1,056,611)      (245,583)        (319,357)
                                                    --------------   --------------- --------------   --------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions..................      (455,885)           339,223      1,675,933        1,148,432
                                                    --------------   --------------- --------------   --------------
     Net increase (decrease)
       in net assets...............................          8,499         (596,134)      2,072,246          678,821
NET ASSETS:
   Beginning of year...............................     12,938,747        13,534,881      5,066,386        4,387,565
                                                    --------------   --------------- --------------   --------------
   End of year..................................... $   12,947,246   $    12,938,747 $    7,138,632   $    5,066,386
                                                    ==============   =============== ==============   ==============

(a) For the period May 2, 2011 to December 31, 2011.
(b) For the period April 30, 2012 to December 31, 2012.
(c) For the period November 12, 2012 to December 31, 2012.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
               FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011



                                               MIST PIMCO
                                        INFLATION PROTECTED BOND         MIST PIMCO TOTAL RETURN            MIST PIONEER FUND
                                               SUB-ACCOUNT                     SUB-ACCOUNT                     SUB-ACCOUNT
                                     ------------------------------- ------------------------------- -------------------------------
                                          2012            2011            2012            2011            2012             2011
                                     --------------  --------------- --------------  --------------- --------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)..... $    1,409,258  $      (15,257) $    3,032,657  $     1,909,337 $        5,855  $      (19,772)
   Net realized gains (losses)......      7,092,394        5,189,365      1,245,893        6,063,629         88,391          105,149
   Change in unrealized gains
     (losses) on investments........    (1,251,369)        3,334,276      9,918,323      (5,327,933)        753,459        (580,409)
                                     --------------  --------------- --------------  --------------- --------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations..............      7,250,283        8,508,384     14,196,873        2,645,033        847,705        (495,032)
                                     --------------  --------------- --------------  --------------- --------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners...........      3,396,690       12,249,655      7,777,869       28,267,566      2,048,612        2,211,688
   Net transfers (including fixed
     account).......................      2,172,661        4,829,346       (22,522)        4,478,787        216,694          836,815
   Contract charges.................      (797,397)        (632,781)    (1,550,940)      (1,231,536)       (61,795)         (38,808)
   Transfers for contract benefits
     and terminations...............    (7,769,915)      (6,439,686)   (15,207,701)     (11,883,915)      (479,509)        (495,485)
                                     --------------  --------------- --------------  --------------- --------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions...    (2,997,961)       10,006,534    (9,003,294)       19,630,902      1,724,002        2,514,210
                                     --------------  --------------- --------------  --------------- --------------  ---------------
     Net increase (decrease)
       in net assets................      4,252,322       18,514,918      5,193,579       22,275,935      2,571,707        2,019,178
NET ASSETS:
   Beginning of year................    100,442,928       81,928,010    189,897,913      167,621,978      8,822,057        6,802,879
                                     --------------  --------------- --------------  --------------- --------------  ---------------
   End of year...................... $  104,695,250  $   100,442,928 $  195,091,492  $   189,897,913 $   11,393,764  $     8,822,057
                                     ==============  =============== ==============  =============== ==============  ===============


                                                                               MIST PYRAMIS
                                      MIST PIONEER STRATEGIC INCOME          GOVERNMENT INCOME
                                               SUB-ACCOUNT                      SUB-ACCOUNT
                                     -------------------------------- -------------------------------
                                          2012              2011           2012           2011 (a)
                                     --------------   --------------- --------------   --------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)..... $    1,514,412   $     1,052,359 $    (655,949)   $      (8,451)
   Net realized gains (losses)......        362,428           319,616        147,388          230,395
   Change in unrealized gains
     (losses) on investments........      2,381,575         (751,372)      1,162,027          297,104
                                     --------------   --------------- --------------   --------------
     Net increase (decrease)
       in net assets resulting
       from operations..............      4,258,415           620,603        653,466          519,048
                                     --------------   --------------- --------------   --------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners...........     10,067,777        10,302,019     18,305,081       23,225,706
   Net transfers (including fixed
     account).......................      3,322,227         (915,367)     10,819,613        3,143,446
   Contract charges.................      (255,180)         (154,698)      (347,272)               --
   Transfers for contract benefits
     and terminations...............    (3,530,204)       (1,666,350)    (1,060,396)        (138,573)
                                     --------------   --------------- --------------   --------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions...      9,604,620         7,565,604     27,717,026       26,230,579
                                     --------------   --------------- --------------   --------------
     Net increase (decrease)
       in net assets................     13,863,035         8,186,207     28,370,492       26,749,627
NET ASSETS:
   Beginning of year................     37,575,883        29,389,676     26,749,627               --
                                     --------------   --------------- --------------   --------------
   End of year...................... $   51,438,918   $    37,575,883 $   55,120,119   $   26,749,627
                                     ==============   =============== ==============   ==============

                                                                      MIST SCHRODERS
                                                                          GLOBAL
                                            MIST RCM TECHNOLOGY         MULTI-ASSET
                                                SUB-ACCOUNT             SUB-ACCOUNT
                                     -------------------------------- --------------
                                           2012             2011         2012 (b)
                                     ---------------   -------------- --------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)..... $     (190,345)   $    (186,611) $       19,259
   Net realized gains (losses)......       1,411,365          243,417        110,391
   Change in unrealized gains
     (losses) on investments........       (136,820)      (1,428,112)         69,642
                                     ---------------   -------------- --------------
     Net increase (decrease)
       in net assets resulting
       from operations..............       1,084,200      (1,371,306)        199,292
                                     ---------------   -------------- --------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners...........         265,003        1,558,178      4,555,831
   Net transfers (including fixed
     account).......................        (56,095)          356,601      1,779,957
   Contract charges.................        (79,386)         (65,915)          (733)
   Transfers for contract benefits
     and terminations...............       (372,502)        (409,880)       (15,676)
                                     ---------------   -------------- --------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions...       (242,980)        1,438,984      6,319,379
                                     ---------------   -------------- --------------
     Net increase (decrease)
       in net assets................         841,220           67,678      6,518,671
NET ASSETS:
   Beginning of year................      10,471,050       10,403,372             --
                                     ---------------   -------------- --------------
   End of year...................... $    11,312,270   $   10,471,050 $    6,518,671
                                     ===============   ============== ==============

(a) For the period May 2, 2011 to December 31, 2011.
(b) For the period April 30, 2012 to December 31, 2012.
(c) For the period November 12, 2012 to December 31, 2012.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
               FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011


                                               MIST SSGA                                                  MIST T. ROWE PRICE
                                         GROWTH AND INCOME ETF           MIST SSGA GROWTH ETF               LARGE CAP VALUE
                                              SUB-ACCOUNT                     SUB-ACCOUNT                     SUB-ACCOUNT
                                     ------------------------------ ------------------------------- -------------------------------
                                          2012            2011           2012             2011            2012            2011
                                     --------------  -------------- ---------------  -------------- ---------------  --------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)..... $      714,827  $      141,154 $       113,467  $      (7,154) $      (92,190)  $    (415,242)
   Net realized gains (losses)......      2,638,085       1,662,365       1,397,445         406,394       (304,507)       (432,416)
   Change in unrealized gains
     (losses) on investments........      6,159,285     (2,778,866)       2,535,491     (1,658,497)       6,674,355     (1,324,216)
                                     --------------  -------------- ---------------  -------------- ---------------  --------------
     Net increase (decrease)
       in net assets resulting
       from operations..............      9,512,197       (975,347)       4,046,403     (1,259,257)       6,277,658     (2,171,874)
                                     --------------  -------------- ---------------  -------------- ---------------  --------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners...........      4,059,312      16,902,496       1,925,990       3,787,435         760,513       2,744,337
   Net transfers (including fixed
     account).......................      3,947,789      10,510,267         403,947       5,001,307     (1,106,264)       (122,809)
   Contract charges.................      (833,016)       (559,265)       (274,476)       (211,070)       (266,447)       (237,572)
   Transfers for contract benefits
     and terminations...............    (2,956,476)     (1,605,892)       (861,395)       (761,212)     (2,846,765)     (2,822,636)
                                     --------------  -------------- ---------------  -------------- ---------------  --------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions...      4,217,609      25,247,606       1,194,066       7,816,460     (3,458,963)       (438,680)
                                     --------------  -------------- ---------------  -------------- ---------------  --------------
     Net increase (decrease)
       in net assets................     13,729,806      24,272,259       5,240,469       6,557,203       2,818,695     (2,610,554)
NET ASSETS:
   Beginning of year................     83,645,443      59,373,184      29,719,236      23,162,033      40,385,092      42,995,646
                                     --------------  -------------- ---------------  -------------- ---------------  --------------
   End of year...................... $   97,375,249  $   83,645,443 $    34,959,705  $   29,719,236 $    43,203,787  $   40,385,092
                                     ==============  ============== ===============  ============== ===============  ==============

                                           MIST T. ROWE PRICE               MIST THIRD AVENUE
                                             MID CAP GROWTH                  SMALL CAP VALUE
                                               SUB-ACCOUNT                     SUB-ACCOUNT
                                     ------------------------------- --------------------------------
                                          2012             2011           2012             2011
                                     --------------   -------------- --------------    --------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)..... $    (556,116)   $    (540,429) $    (487,718)    $    (184,846)
   Net realized gains (losses)......      4,624,009        1,547,362         82,052         (224,428)
   Change in unrealized gains
     (losses) on investments........      (370,275)      (2,574,559)      4,769,784       (3,343,709)
                                     --------------   -------------- --------------    --------------
     Net increase (decrease)
       in net assets resulting
       from operations..............      3,697,618      (1,567,626)      4,364,118       (3,752,983)
                                     --------------   -------------- --------------    --------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners...........        923,031        3,966,105        446,988         1,708,254
   Net transfers (including fixed
     account).......................      2,505,553        (535,170)      (742,811)         (517,321)
   Contract charges.................      (244,290)        (198,918)      (191,469)         (178,917)
   Transfers for contract benefits
     and terminations...............    (1,528,400)      (1,311,314)    (1,286,456)       (1,214,434)
                                     --------------   -------------- --------------    --------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions...      1,655,894        1,920,703    (1,773,748)         (202,418)
                                     --------------   -------------- --------------    --------------
     Net increase (decrease)
       in net assets................      5,353,512          353,077      2,590,370       (3,955,401)
NET ASSETS:
   Beginning of year................     31,209,616       30,856,539     27,812,698        31,768,099
                                     --------------   -------------- --------------    --------------
   End of year...................... $   36,563,128   $   31,209,616 $   30,403,068    $   27,812,698
                                     ==============   ============== ==============    ==============


                                       MIST TURNER MID CAP GROWTH        MIST VAN KAMPEN COMSTOCK
                                               SUB-ACCOUNT                      SUB-ACCOUNT
                                     ------------------------------- --------------------------------
                                          2012             2011           2012              2011
                                     --------------   -------------- ---------------   --------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)..... $    (144,107)   $    (149,205) $      (52,152)   $     (90,446)
   Net realized gains (losses)......      1,439,355          192,825         192,241           13,551
   Change in unrealized gains
     (losses) on investments........      (935,337)        (850,736)       2,929,045        (510,125)
                                     --------------   -------------- ---------------   --------------
     Net increase (decrease)
       in net assets resulting
       from operations..............        359,911        (807,116)       3,069,134        (587,020)
                                     --------------   -------------- ---------------   --------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners...........        154,590          638,480         786,785        1,628,298
   Net transfers (including fixed
     account).......................         86,764           99,110       (640,964)          602,567
   Contract charges.................       (61,340)         (55,269)       (123,828)        (102,053)
   Transfers for contract benefits
     and terminations...............      (390,447)        (417,357)       (957,850)      (1,022,693)
                                     --------------   -------------- ---------------   --------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions...      (210,433)          264,964       (935,857)        1,106,119
                                     --------------   -------------- ---------------   --------------
     Net increase (decrease)
       in net assets................        149,478        (542,152)       2,133,277          519,099
NET ASSETS:
   Beginning of year................      8,382,556        8,924,708      18,803,502       18,284,403
                                     --------------   -------------- ---------------   --------------
   End of year...................... $    8,532,034   $    8,382,556 $    20,936,779   $   18,803,502
                                     ==============   ============== ===============   ==============

(a) For the period May 2, 2011 to December 31, 2011.
(b) For the period April 30, 2012 to December 31, 2012.
(c) For the period November 12, 2012 to December 31, 2012.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
               FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011


                                         MSF BAILLIE GIFFORD           MSF BARCLAYS CAPITAL
                                         INTERNATIONAL STOCK           AGGREGATE BOND INDEX          MSF BLACKROCK BOND INCOME
                                             SUB-ACCOUNT                    SUB-ACCOUNT                     SUB-ACCOUNT
                                    ------------------------------ ------------------------------ ------------------------------
                                         2012            2011           2012            2011           2012            2011
                                    --------------  -------------- --------------  -------------- --------------  --------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss).... $      (1,276)  $          265 $      143,382  $       87,867 $       88,826  $      195,863
   Net realized gains (losses).....       (17,044)         (9,885)         73,555          34,643        133,613          45,799
   Change in unrealized gains
     (losses) on investments.......         65,753        (62,667)       (31,276)         251,129        275,146         162,011
                                    --------------  -------------- --------------  -------------- --------------  --------------
     Net increase (decrease)
       in net assets resulting
       from operations.............         47,433        (72,287)        185,661         373,639        497,585         403,673
                                    --------------  -------------- --------------  -------------- --------------  --------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners..........             60           1,796        375,866       1,978,473        499,574         521,531
   Net transfers (including fixed
     account)......................         28,826          22,165      2,438,252       1,398,821        245,771         286,326
   Contract charges................          (998)         (1,064)       (97,482)        (53,198)       (60,697)        (55,058)
   Transfers for contract benefits
     and terminations..............       (39,855)        (23,622)      (444,581)       (162,765)      (656,499)       (840,343)
                                    --------------  -------------- --------------  -------------- --------------  --------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions..       (11,967)           (725)      2,272,055       3,161,331         28,149        (87,544)
                                    --------------  -------------- --------------  -------------- --------------  --------------
     Net increase (decrease)
       in net assets...............         35,466        (73,012)      2,457,716       3,534,970        525,734         316,129
NET ASSETS:
   Beginning of year...............        263,125         336,137      9,177,104       5,642,134      8,702,101       8,385,972
                                    --------------  -------------- --------------  -------------- --------------  --------------
   End of year..................... $      298,591  $      263,125 $   11,634,820  $    9,177,104 $    9,227,835  $    8,702,101
                                    ==============  ============== ==============  ============== ==============  ==============

                                         MSF BLACKROCK LEGACY
                                           LARGE CAP GROWTH          MSF BLACKROCK MONEY MARKET        MSF DAVIS VENTURE VALUE
                                              SUB-ACCOUNT                    SUB-ACCOUNT                     SUB-ACCOUNT
                                    ------------------------------ ------------------------------- -------------------------------
                                         2012            2011           2012             2011           2012             2011
                                    --------------   ------------- --------------   -------------- --------------   --------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss).... $     (16,356)   $    (15,072) $  (1,286,851)   $  (1,373,501) $    (612,538)   $    (416,201)
   Net realized gains (losses).....         30,433          77,465             --               --        709,220          273,128
   Change in unrealized gains
     (losses) on investments.......        102,897       (164,195)             --               --      6,492,191      (3,847,667)
                                    --------------   ------------- --------------   -------------- --------------   --------------
     Net increase (decrease)
       in net assets resulting
       from operations.............        116,974       (101,802)    (1,286,851)      (1,373,501)      6,588,873      (3,990,740)
                                    --------------   ------------- --------------   -------------- --------------   --------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners..........        216,893         138,639     13,710,542       16,570,260      1,572,310        5,403,847
   Net transfers (including fixed
     account)......................       (13,962)          45,264    (1,457,553)        6,637,844    (1,535,491)          171,800
   Contract charges................        (6,558)         (4,811)      (581,125)        (579,032)      (439,239)        (394,288)
   Transfers for contract benefits
     and terminations..............       (35,214)       (175,200)   (15,611,690)     (12,217,081)    (4,316,772)      (3,719,357)
                                    --------------   ------------- --------------   -------------- --------------   --------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions..        161,159           3,892    (3,939,826)       10,411,991    (4,719,192)        1,462,002
                                    --------------   ------------- --------------   -------------- --------------   --------------
     Net increase (decrease)
       in net assets...............        278,133        (97,910)    (5,226,677)        9,038,490      1,869,681      (2,528,738)
NET ASSETS:
   Beginning of year...............        937,942       1,035,852     89,338,743       80,300,253     61,988,552       64,517,290
                                    --------------   ------------- --------------   -------------- --------------   --------------
   End of year..................... $    1,216,075   $     937,942 $   84,112,066   $   89,338,743 $   63,858,233   $   61,988,552
                                    ==============   ============= ==============   ============== ==============   ==============


                                         MSF FI VALUE LEADERS
                                              SUB-ACCOUNT
                                    -------------------------------
                                         2012             2011
                                    --------------   --------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss).... $      (2,163)   $      (2,984)
   Net realized gains (losses).....          3,195           10,305
   Change in unrealized gains
     (losses) on investments.......         46,298         (35,478)
                                    --------------   --------------
     Net increase (decrease)
       in net assets resulting
       from operations.............         47,330         (28,157)
                                    --------------   --------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners..........          3,021           48,507
   Net transfers (including fixed
     account)......................         46,176         (86,718)
   Contract charges................        (2,643)          (2,237)
   Transfers for contract benefits
     and terminations..............      (105,967)         (35,453)
                                    --------------   --------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions..       (59,413)         (75,901)
                                    --------------   --------------
     Net increase (decrease)
       in net assets...............       (12,083)        (104,058)
NET ASSETS:
   Beginning of year...............        391,130          495,188
                                    --------------   --------------
   End of year..................... $      379,047   $      391,130
                                    ==============   ==============

(a) For the period May 2, 2011 to December 31, 2011.
(b) For the period April 30, 2012 to December 31, 2012.
(c) For the period November 12, 2012 to December 31, 2012.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
               FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011



                                           MSF JENNISON GROWTH       MSF LOOMIS SAYLES SMALL CAP CORE
                                               SUB-ACCOUNT                      SUB-ACCOUNT
                                     ------------------------------- --------------------------------
                                          2012             2011            2012             2011
                                     --------------   --------------  --------------   --------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)..... $    (663,255)   $    (455,174)  $     (14,301)   $     (10,792)
   Net realized gains (losses)......      5,677,362          517,351          29,381           14,591
   Change in unrealized gains
     (losses) on investments........    (1,827,412)        (407,422)          67,613         (20,414)
                                     --------------   --------------  --------------   --------------
     Net increase (decrease)
       in net assets resulting
       from operations..............      3,186,695        (345,245)          82,693         (16,615)
                                     --------------   --------------  --------------   --------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners...........        549,156        1,781,066         164,929          347,404
   Net transfers (including fixed
     account).......................     16,291,694          605,501        (13,881)         (71,868)
   Contract charges.................      (267,376)        (172,596)         (6,568)          (3,934)
   Transfers for contract benefits
     and terminations...............    (2,405,935)      (1,446,795)        (33,906)          (5,804)
                                     --------------   --------------  --------------   --------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions...     14,167,539          767,176         110,574          265,798
                                     --------------   --------------  --------------   --------------
     Net increase (decrease)
       in net assets................     17,354,234          421,931         193,267          249,183
NET ASSETS:
   Beginning of year................     28,152,357       27,730,426         655,333          406,150
                                     --------------   --------------  --------------   --------------
   End of year...................... $   45,506,591   $   28,152,357  $      848,600   $      655,333
                                     ==============   ==============  ==============   ==============

                                            MSF LOOMIS SAYLES
                                            SMALL CAP GROWTH          MSF MET/ARTISAN MID CAP VALUE
                                               SUB-ACCOUNT                     SUB-ACCOUNT
                                     ------------------------------- --------------------------------
                                           2012            2011           2012             2011
                                     ---------------  -------------- --------------   ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)..... $       (5,506)  $      (5,302) $    (130,054)   $     (126,979)
   Net realized gains (losses)......           8,933           9,837      (163,424)         (306,527)
   Change in unrealized gains
     (losses) on investments........          35,637        (10,505)      1,655,257         1,104,283
                                     ---------------  -------------- --------------   ---------------
     Net increase (decrease)
       in net assets resulting
       from operations..............          39,064         (5,970)      1,361,779           670,777
                                     ---------------  -------------- --------------   ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners...........           8,022          55,842        205,183           490,971
   Net transfers (including fixed
     account).......................         (6,491)           3,804       (53,696)         (305,729)
   Contract charges.................         (3,273)         (2,261)       (90,717)          (81,237)
   Transfers for contract benefits
     and terminations...............        (24,516)        (33,218)      (811,693)         (663,533)
                                     ---------------  -------------- --------------   ---------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions...        (26,258)          24,167      (750,923)         (559,528)
                                     ---------------  -------------- --------------   ---------------
     Net increase (decrease)
       in net assets................          12,806          18,197        610,856           111,249
NET ASSETS:
   Beginning of year................         416,380         398,183     14,168,378        14,057,129
                                     ---------------  -------------- --------------   ---------------
   End of year...................... $       429,186  $      416,380 $   14,779,234   $    14,168,378
                                     ===============  ============== ==============   ===============

                                           MSF MET/DIMENSIONAL                 MSF METLIFE
                                       INTERNATIONAL SMALL COMPANY       CONSERVATIVE ALLOCATION
                                               SUB-ACCOUNT                     SUB-ACCOUNT
                                     ------------------------------- -------------------------------
                                          2012             2011           2012             2011
                                     --------------   -------------- --------------   --------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)..... $       20,526   $        6,988 $       36,836   $       16,842
   Net realized gains (losses)......        238,650          127,387        105,120           31,001
   Change in unrealized gains
     (losses) on investments........        205,290        (683,544)         16,298         (13,315)
                                     --------------   -------------- --------------   --------------
     Net increase (decrease)
       in net assets resulting
       from operations..............        464,466        (549,169)        158,254           34,528
                                     --------------   -------------- --------------   --------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners...........        107,434          868,144        336,782               --
   Net transfers (including fixed
     account).......................      (296,635)          518,402      (320,983)          220,157
   Contract charges.................       (24,207)         (17,707)       (15,697)         (13,378)
   Transfers for contract benefits
     and terminations...............       (88,926)         (53,815)      (121,355)        (218,973)
                                     --------------   -------------- --------------   --------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions...      (302,334)        1,315,024      (121,253)         (12,194)
                                     --------------   -------------- --------------   --------------
     Net increase (decrease)
       in net assets................        162,132          765,855         37,001           22,334
NET ASSETS:
   Beginning of year................      2,942,339        2,176,484      2,300,841        2,278,507
                                     --------------   -------------- --------------   --------------
   End of year...................... $    3,104,471   $    2,942,339 $    2,337,842   $    2,300,841
                                     ==============   ============== ==============   ==============

                                        MSF METLIFE CONSERVATIVE TO
                                            MODERATE ALLOCATION
                                                SUB-ACCOUNT
                                     --------------------------------
                                          2012              2011
                                     ---------------   --------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)..... $        24,082   $        8,591
   Net realized gains (losses)......          38,901           50,256
   Change in unrealized gains
     (losses) on investments........         104,557         (69,510)
                                     ---------------   --------------
     Net increase (decrease)
       in net assets resulting
       from operations..............         167,540         (10,663)
                                     ---------------   --------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners...........             545               --
   Net transfers (including fixed
     account).......................         186,701           71,424
   Contract charges.................        (11,167)         (13,415)
   Transfers for contract benefits
     and terminations...............       (170,047)        (562,905)
                                     ---------------   --------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions...           6,032        (504,896)
                                     ---------------   --------------
     Net increase (decrease)
       in net assets................         173,572        (515,559)
NET ASSETS:
   Beginning of year................       1,727,986        2,243,545
                                     ---------------   --------------
   End of year...................... $     1,901,558   $    1,727,986
                                     ===============   ==============

(a) For the period May 2, 2011 to December 31, 2011.
(b) For the period April 30, 2012 to December 31, 2012.
(c) For the period November 12, 2012 to December 31, 2012.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
               FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011


                                                                                                         MSF METLIFE MODERATE TO
                                     MSF METLIFE MID CAP STOCK INDEX MSF METLIFE MODERATE ALLOCATION      AGGRESSIVE ALLOCATION
                                               SUB-ACCOUNT                     SUB-ACCOUNT                     SUB-ACCOUNT
                                     ------------------------------- ------------------------------- -------------------------------
                                          2012             2011           2012             2011            2012            2011
                                     --------------   -------------- --------------   -------------- ---------------  --------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)..... $     (38,398)   $     (35,915) $      100,946   $     (51,760) $        17,401  $     (18,514)
   Net realized gains (losses)......        244,340          196,520        161,082          171,516          62,121         312,173
   Change in unrealized gains
     (losses) on investments........        408,669        (314,938)      1,665,083        (680,862)         770,131       (605,952)
                                     --------------   -------------- --------------   -------------- ---------------  --------------
     Net increase (decrease)
       in net assets resulting
       from operations..............        614,611        (154,333)      1,927,111        (561,106)         849,653       (312,293)
                                     --------------   -------------- --------------   -------------- ---------------  --------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners...........        151,357        1,362,161        766,977          660,854          69,199         264,103
   Net transfers (including fixed
     account).......................        118,140           88,117      (199,278)        1,012,064        (49,054)     (1,333,502)
   Contract charges.................       (40,586)         (26,116)      (134,307)        (121,030)        (56,538)        (54,028)
   Transfers for contract benefits
     and terminations...............      (147,588)         (73,087)      (878,412)      (1,189,592)       (461,771)     (1,050,463)
                                     --------------   -------------- --------------   -------------- ---------------  --------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions...         81,323        1,351,075      (445,020)          362,296       (498,164)     (2,173,890)
                                     --------------   -------------- --------------   -------------- ---------------  --------------
     Net increase (decrease)
       in net assets................        695,934        1,196,742      1,482,091        (198,810)         351,489     (2,486,183)
NET ASSETS:
   Beginning of year................      4,091,598        2,894,856     17,304,889       17,503,699       6,650,006       9,136,189
                                     --------------   -------------- --------------   -------------- ---------------  --------------
   End of year...................... $    4,787,532   $    4,091,598 $   18,786,980   $   17,304,889 $     7,001,495  $    6,650,006
                                     ==============   ============== ==============   ============== ===============  ==============


                                         MSF METLIFE STOCK INDEX           MSF MFS TOTAL RETURN
                                               SUB-ACCOUNT                      SUB-ACCOUNT
                                     -------------------------------- -------------------------------
                                          2012             2011            2012             2011
                                     --------------   --------------- --------------   --------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)..... $     (47,122)   $      (92,443) $      110,462   $       97,312
   Net realized gains (losses)......        642,048           228,446         14,630         (83,548)
   Change in unrealized gains
     (losses) on investments........      3,929,288         (326,076)        723,633           45,202
                                     --------------   --------------- --------------   --------------
     Net increase (decrease)
       in net assets resulting
       from operations..............      4,524,214         (190,073)        848,725           58,966
                                     --------------   --------------- --------------   --------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners...........      1,142,249         3,928,988        247,550          533,566
   Net transfers (including fixed
     account).......................      1,699,684           319,054       (53,834)           84,539
   Contract charges.................      (237,884)         (191,719)       (56,940)         (47,206)
   Transfers for contract benefits
     and terminations...............    (2,380,618)       (1,374,097)      (549,977)        (766,794)
                                     --------------   --------------- --------------   --------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions...        223,431         2,682,226      (413,201)        (195,895)
                                     --------------   --------------- --------------   --------------
     Net increase (decrease)
       in net assets................      4,747,645         2,492,153        435,524        (136,929)
NET ASSETS:
   Beginning of year................     33,222,956        30,730,803      8,990,922        9,127,851
                                     --------------   --------------- --------------   --------------
   End of year...................... $   37,970,601   $    33,222,956 $    9,426,446   $    8,990,922
                                     ==============   =============== ==============   ==============


                                              MSF MFS VALUE                 MSF MSCI EAFE INDEX
                                               SUB-ACCOUNT                      SUB-ACCOUNT
                                     ------------------------------- --------------------------------
                                          2012             2011           2012              2011
                                     --------------   -------------- ---------------   --------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)..... $       17,201   $        (158) $        48,655   $       17,748
   Net realized gains (losses)......        148,972            7,407        (16,797)          (4,654)
   Change in unrealized gains
     (losses) on investments........        496,760         (57,492)         581,430        (556,659)
                                     --------------   -------------- ---------------   --------------
     Net increase (decrease)
       in net assets resulting
       from operations..............        662,933         (50,243)         613,288        (543,565)
                                     --------------   -------------- ---------------   --------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners...........         93,221          473,740         221,921        1,163,832
   Net transfers (including fixed
     account).......................      (274,024)           80,812          45,122          285,359
   Contract charges.................       (33,698)         (26,916)        (37,373)         (25,537)
   Transfers for contract benefits
     and terminations...............      (182,062)        (273,623)       (170,989)         (86,743)
                                     --------------   -------------- ---------------   --------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions...      (396,563)          254,013          58,681        1,336,911
                                     --------------   -------------- ---------------   --------------
     Net increase (decrease)
       in net assets................        266,370          203,770         671,969          793,346
NET ASSETS:
   Beginning of year................      4,498,517        4,294,747       3,709,040        2,915,694
                                     --------------   -------------- ---------------   --------------
   End of year...................... $    4,764,887   $    4,498,517 $     4,381,009   $    3,709,040
                                     ==============   ============== ===============   ==============

(a) For the period May 2, 2011 to December 31, 2011.
(b) For the period April 30, 2012 to December 31, 2012.
(c) For the period November 12, 2012 to December 31, 2012.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
               FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011



                                     MSF NEUBERGER BERMAN GENESIS  MSF OPPENHEIMER GLOBAL EQUITY      MSF RUSSELL 2000 INDEX
                                              SUB-ACCOUNT                   SUB-ACCOUNT                     SUB-ACCOUNT
                                    ------------------------------ ------------------------------ ------------------------------
                                         2012            2011          2012             2011           2012            2011
                                    --------------  -------------- --------------  -------------- --------------  --------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss).... $      (1,546)  $        (349) $        2,346  $        4,653 $     (36,392)  $     (37,997)
   Net realized gains (losses).....           (33)         (3,220)         13,075           7,290        149,801          70,098
   Change in unrealized gains
     (losses) on investments.......          4,289           4,479        146,464       (104,237)        575,502       (355,623)
                                    --------------  -------------- --------------  -------------- --------------  --------------
     Net increase (decrease)
       in net assets resulting
       from operations.............          2,710             910        161,885        (92,294)        688,911       (323,522)
                                    --------------  -------------- --------------  -------------- --------------  --------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners..........         85,592          12,882             --         155,131        133,663       1,467,618
   Net transfers (including fixed
     account)......................          2,498           (675)       (18,033)          39,592      (227,289)         993,247
   Contract charges................          (222)            (75)        (5,799)         (3,498)       (44,365)        (29,505)
   Transfers for contract benefits
     and terminations..............           (11)           (160)       (63,583)        (43,712)      (232,083)       (107,834)
                                    --------------  -------------- --------------  -------------- --------------  --------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions..         87,857          11,972       (87,415)         147,513      (370,074)       2,323,526
                                    --------------  -------------- --------------  -------------- --------------  --------------
     Net increase (decrease)
       in net assets...............         90,567          12,882         74,470          55,219        318,837       2,000,004
NET ASSETS:
   Beginning of year...............         28,628          15,746        861,236         806,017      5,110,032       3,110,028
                                    --------------  -------------- --------------  -------------- --------------  --------------
   End of year..................... $      119,195  $       28,628 $      935,706  $      861,236 $    5,428,869  $    5,110,032
                                    ==============  ============== ==============  ============== ==============  ==============

                                           MSF T. ROWE PRICE               MSF T. ROWE PRICE              MSF VAN ECK GLOBAL
                                           LARGE CAP GROWTH                SMALL CAP GROWTH                NATURAL RESOURCES
                                              SUB-ACCOUNT                     SUB-ACCOUNT                     SUB-ACCOUNT
                                    ------------------------------- ------------------------------- -------------------------------
                                         2012             2011           2012             2011           2012             2011
                                    --------------   -------------- --------------   -------------- --------------   --------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss).... $     (12,739)   $     (12,357) $      (8,980)   $      (9,962) $    (111,720)   $     (18,109)
   Net realized gains (losses).....         18,390            6,729         89,220           65,228        325,767          924,198
   Change in unrealized gains
     (losses) on investments.......        127,102         (18,100)       (10,548)         (45,704)       (77,886)      (2,111,701)
                                    --------------   -------------- --------------   -------------- --------------   --------------
     Net increase (decrease)
       in net assets resulting
       from operations.............        132,753         (23,728)         69,692            9,562        136,161      (1,205,612)
                                    --------------   -------------- --------------   -------------- --------------   --------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners..........          6,294           17,512             16               90        171,739        2,600,976
   Net transfers (including fixed
     account)......................       (17,645)         (24,457)       (17,010)         (45,448)        483,124      (1,256,247)
   Contract charges................        (4,159)          (3,813)        (3,871)          (4,163)       (69,769)         (47,570)
   Transfers for contract benefits
     and terminations..............       (51,704)         (43,712)       (72,483)        (101,666)      (132,669)        (167,878)
                                    --------------   -------------- --------------   -------------- --------------   --------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions..       (67,214)         (54,470)       (93,348)        (151,187)        452,425        1,129,281
                                    --------------   -------------- --------------   -------------- --------------   --------------
     Net increase (decrease)
       in net assets...............         65,539         (78,198)       (23,656)        (141,625)        588,586         (76,331)
NET ASSETS:
   Beginning of year...............        794,008          872,206        521,744          663,369      6,596,845        6,673,176
                                    --------------   -------------- --------------   -------------- --------------   --------------
   End of year..................... $      859,547   $      794,008 $      498,088   $      521,744 $    7,185,431   $    6,596,845
                                    ==============   ============== ==============   ============== ==============   ==============

                                     MSF WESTERN ASSET MANAGEMENT
                                     STRATEGIC BOND OPPORTUNITIES
                                              SUB-ACCOUNT
                                    -------------------------------
                                         2012             2011
                                    --------------   --------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss).... $          624   $        1,032
   Net realized gains (losses).....             45               33
   Change in unrealized gains
     (losses) on investments.......          2,364              241
                                    --------------   --------------
     Net increase (decrease)
       in net assets resulting
       from operations.............          3,033            1,306
                                    --------------   --------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners..........             --               --
   Net transfers (including fixed
     account)......................            806            (150)
   Contract charges................          (103)            (102)
   Transfers for contract benefits
     and terminations..............           (10)             (10)
                                    --------------   --------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions..            693            (262)
                                    --------------   --------------
     Net increase (decrease)
       in net assets...............          3,726            1,044
NET ASSETS:
   Beginning of year...............         31,010           29,966
                                    --------------   --------------
   End of year..................... $       34,736   $       31,010
                                    ==============   ==============

(a) For the period May 2, 2011 to December 31, 2011.
(b) For the period April 30, 2012 to December 31, 2012.
(c) For the period November 12, 2012 to December 31, 2012.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
               FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011


                                      MSF WESTERN ASSET MANAGEMENT         OPPENHEIMER VA MAIN
                                             U.S. GOVERNMENT             STREET SMALL- & MID-CAP          PIMCO VIT HIGH YIELD
                                               SUB-ACCOUNT                     SUB-ACCOUNT                     SUB-ACCOUNT
                                     ------------------------------- ------------------------------- -------------------------------
                                          2012            2011            2012            2011            2012             2011
                                     --------------  --------------- --------------  --------------- --------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)..... $       88,089  $      (83,511) $     (36,192)  $      (29,752) $        6,532  $         8,160
   Net realized gains (losses)......         43,812        1,037,913         82,991           52,916          1,919              601
   Change in unrealized gains
     (losses) on investments........        315,236           82,730        483,268        (149,115)          9,555          (6,432)
                                     --------------  --------------- --------------  --------------- --------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations..............        447,137        1,037,132        530,067        (125,951)         18,006            2,329
                                     --------------  --------------- --------------  --------------- --------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners...........      3,616,276        4,557,079        324,696          567,042             --              860
   Net transfers (including fixed
     account).......................      1,224,156      (1,623,669)       (60,622)           68,985        (2,328)           12,079
   Contract charges.................      (211,598)        (190,841)       (19,791)         (14,019)          (737)            (681)
   Transfers for contract benefits
     and terminations...............    (1,721,175)      (1,792,314)      (158,392)        (160,696)       (10,882)          (2,760)
                                     --------------  --------------- --------------  --------------- --------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions...      2,907,659          950,255         85,891          461,312       (13,947)            9,498
                                     --------------  --------------- --------------  --------------- --------------  ---------------
     Net increase (decrease)
       in net assets................      3,354,796        1,987,387        615,958          335,361          4,059           11,827
NET ASSETS:
   Beginning of year................     29,083,283       27,095,896      3,235,513        2,900,152        150,577          138,750
                                     --------------  --------------- --------------  --------------- --------------  ---------------
   End of year...................... $   32,438,079  $    29,083,283 $    3,851,471  $     3,235,513 $      154,636  $       150,577
                                     ==============  =============== ==============  =============== ==============  ===============

                                                                                                        PIONEER VCT
                                          PIMCO VIT LOW DURATION       PIONEER VCT EMERGING MARKETS    EQUITY INCOME
                                                SUB-ACCOUNT                     SUB-ACCOUNT             SUB-ACCOUNT
                                     -------------------------------- ------------------------------- --------------
                                          2012              2011           2012             2011           2012
                                     --------------    -------------- --------------   -------------- --------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)..... $          946    $          509 $        (245)   $        (542) $          155
   Net realized gains (losses)......            390               304            486            6,877              7
   Change in unrealized gains
     (losses) on investments........          6,817           (1,417)          1,262         (14,275)            261
                                     --------------    -------------- --------------   -------------- --------------
     Net increase (decrease)
       in net assets resulting
       from operations..............          8,153             (604)          1,503          (7,940)            423
                                     --------------    -------------- --------------   -------------- --------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners...........             --             5,510             --               --             --
   Net transfers (including fixed
     account).......................         13,984             4,661          2,161         (19,530)          8,649
   Contract charges.................        (1,040)             (956)           (60)            (100)             --
   Transfers for contract benefits
     and terminations...............        (2,744)           (3,943)            (3)          (7,099)          (218)
                                     --------------    -------------- --------------   -------------- --------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions...         10,200             5,272          2,098         (26,729)          8,431
                                     --------------    -------------- --------------   -------------- --------------
     Net increase (decrease)
       in net assets................         18,353             4,668          3,601         (34,669)          8,854
NET ASSETS:
   Beginning of year................        186,665           181,997         13,864           48,533             --
                                     --------------    -------------- --------------   -------------- --------------
   End of year...................... $      205,018    $      186,665 $       17,465   $       13,864 $        8,854
                                     ==============    ============== ==============   ============== ==============


                                        PIONEER VCT MID CAP VALUE
                                               SUB-ACCOUNT
                                     -------------------------------
                                          2012             2011
                                     --------------   --------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)..... $      (9,652)   $     (12,084)
   Net realized gains (losses)......          2,515            (995)
   Change in unrealized gains
     (losses) on investments........        151,560         (96,769)
                                     --------------   --------------
     Net increase (decrease)
       in net assets resulting
       from operations..............        144,423        (109,848)
                                     --------------   --------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners...........        150,145          212,968
   Net transfers (including fixed
     account).......................        149,244           56,893
   Contract charges.................        (5,685)          (3,664)
   Transfers for contract benefits
     and terminations...............      (204,187)         (93,061)
                                     --------------   --------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions...         89,517          173,136
                                     --------------   --------------
     Net increase (decrease)
       in net assets................        233,940           63,288
NET ASSETS:
   Beginning of year................      1,505,702        1,442,414
                                     --------------   --------------
   End of year...................... $    1,739,642   $    1,505,702
                                     ==============   ==============

(a) For the period May 2, 2011 to December 31, 2011.
(b) For the period April 30, 2012 to December 31, 2012.
(c) For the period November 12, 2012 to December 31, 2012.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
               FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011


                                    PIONEER VCT REAL ESTATE SHARES     PUTNAM VT EQUITY INCOME       PUTNAM VT MULTI-CAP GROWTH
                                              SUB-ACCOUNT                    SUB-ACCOUNT                     SUB-ACCOUNT
                                    ------------------------------ ------------------------------- ------------------------------
                                         2012            2011           2012             2011           2012            2011
                                    --------------  -------------- --------------   -------------- --------------  --------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss).... $           46  $           48 $          229   $          159 $      (1,644)  $      (1,623)
   Net realized gains (losses).....          (779)           (850)             10              (3)          1,050           2,339
   Change in unrealized gains
     (losses) on investments.......          1,842           1,385          3,114               24         24,224        (11,261)
                                    --------------  -------------- --------------   -------------- --------------  --------------
     Net increase (decrease)
       in net assets resulting
       from operations.............          1,109             583          3,353              180         23,630        (10,545)
                                    --------------  -------------- --------------   -------------- --------------  --------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners..........             --              --             --               --         15,635          14,720
   Net transfers (including fixed
     account)......................             --              --         38,208               --          (874)         (3,291)
   Contract charges................           (28)            (25)             --               --            (2)             (2)
   Transfers for contract benefits
     and terminations..............             --             (4)             --              (5)        (3,740)         (9,603)
                                    --------------  -------------- --------------   -------------- --------------  --------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions..           (28)            (29)         38,208              (5)         11,019           1,824
                                    --------------  -------------- --------------   -------------- --------------  --------------
     Net increase (decrease)
       in net assets...............          1,081             554         41,561              175         34,649         (8,721)
NET ASSETS:
   Beginning of year...............          7,821           7,267         17,348           17,173        152,050         160,771
                                    --------------  -------------- --------------   -------------- --------------  --------------
   End of year..................... $        8,902  $        7,821 $       58,909   $       17,348 $      186,699  $      152,050
                                    ==============  ============== ==============   ============== ==============  ==============

                                       RUSSELL AGGRESSIVE EQUITY           RUSSELL CORE BOND
                                              SUB-ACCOUNT                     SUB-ACCOUNT
                                    ------------------------------- -------------------------------
                                         2012             2011           2012             2011
                                    --------------   -------------- --------------   --------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss).... $         (12)   $         (42) $          178   $          722
   Net realized gains (losses).....            182             (82)          1,929            1,568
   Change in unrealized gains
     (losses) on investments.......            269            (192)          (349)            (701)
                                    --------------   -------------- --------------   --------------
     Net increase (decrease)
       in net assets resulting
       from operations.............            439            (316)          1,758            1,589
                                    --------------   -------------- --------------   --------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners..........             --               --             --               --
   Net transfers (including fixed
     account)......................             --               --             --         (10,000)
   Contract charges................             --               --             --               --
   Transfers for contract benefits
     and terminations..............        (1,042)          (1,131)        (9,687)         (11,541)
                                    --------------   -------------- --------------   --------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions..        (1,042)          (1,131)        (9,687)         (21,541)
                                    --------------   -------------- --------------   --------------
     Net increase (decrease)
       in net assets...............          (603)          (1,447)        (7,929)         (19,952)
NET ASSETS:
   Beginning of year...............          3,478            4,925         31,352           51,304
                                    --------------   -------------- --------------   --------------
   End of year..................... $        2,875   $        3,478 $       23,423   $       31,352
                                    ==============   ============== ==============   ==============

                                    RUSSELL GLOBAL REAL ESTATE SECURITIES   RUSSELL MULTI-STYLE EQUITY
                                                 SUB-ACCOUNT                        SUB-ACCOUNT
                                    ------------------------------------- -------------------------------
                                            2012             2011              2012             2011
                                       --------------   --------------    --------------   --------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)....    $          227   $           75    $        (100)   $        (160)
   Net realized gains (losses).....               478             (42)             3,657              440
   Change in unrealized gains
     (losses) on investments.......               812            (779)               598          (2,307)
                                       --------------   --------------    --------------   --------------
     Net increase (decrease)
       in net assets resulting
       from operations.............             1,517            (746)             4,155          (2,027)
                                       --------------   --------------    --------------   --------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners..........                --               --                --               --
   Net transfers (including fixed
     account)......................                --               --                --           10,000
   Contract charges................                --               --                --               --
   Transfers for contract benefits
     and terminations..............           (1,193)          (1,251)           (8,735)          (9,599)
                                       --------------   --------------    --------------   --------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions..           (1,193)          (1,251)           (8,735)              401
                                       --------------   --------------    --------------   --------------
     Net increase (decrease)
       in net assets...............               324          (1,997)           (4,580)          (1,626)
NET ASSETS:
   Beginning of year...............             6,427            8,424            33,347           34,973
                                       --------------   --------------    --------------   --------------
   End of year.....................    $        6,751   $        6,427    $       28,767   $       33,347
                                       ==============   ==============    ==============   ==============

(a) For the period May 2, 2011 to December 31, 2011.
(b) For the period April 30, 2012 to December 31, 2012.
(c) For the period November 12, 2012 to December 31, 2012.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONCLUDED)
               FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011


                                                                        RUSSELL NON-U.S.            UIF U.S. REAL ESTATE
                                                                           SUB-ACCOUNT                   SUB-ACCOUNT
                                                                 ------------------------------ ------------------------------
                                                                      2012            2011           2012            2011
                                                                 --------------  -------------- --------------  --------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)................................. $           55  $           30 $     (25,291)  $     (23,767)
   Net realized gains (losses)..................................           (98)           (785)         43,386        (44,004)
   Change in unrealized gains (losses) on investments...........          2,121         (2,088)        536,372         221,983
                                                                 --------------  -------------- --------------  --------------
     Net increase (decrease) in net assets resulting
       from operations..........................................          2,078         (2,843)        554,467         154,212
                                                                 --------------  -------------- --------------  --------------
CONTRACT TRANSACTIONS:
   Purchase payments received from contract owners..............             --              --        402,144         424,752
   Net transfers (including fixed account)......................             --              --       (14,384)       (112,979)
   Contract charges.............................................             --              --       (13,612)         (8,725)
   Transfers for contract benefits and terminations.............        (3,931)         (4,069)      (544,821)       (272,004)
                                                                 --------------  -------------- --------------  --------------
     Net increase (decrease) in net assets resulting
       from contract transactions...............................        (3,931)         (4,069)      (170,673)          31,044
                                                                 --------------  -------------- --------------  --------------
     Net increase (decrease) in net assets......................        (1,853)         (6,912)        383,794         185,256
NET ASSETS:
   Beginning of year............................................         12,236          19,148      3,922,127       3,736,871
                                                                 --------------  -------------- --------------  --------------
   End of year.................................................. $       10,383  $       12,236 $    4,305,921  $    3,922,127
                                                                 ==============  ============== ==============  ==============

(a) For the period May 2, 2011 to December 31, 2011.
(b) For the period April 30, 2012 to December 31, 2012.
(c) For the period November 12, 2012 to December 31, 2012.


 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
                      NOTES TO THE FINANCIAL STATEMENTS



1. ORGANIZATION


First MetLife Investors Variable Annuity Account One (the "Separate Account"), a separate account of First MetLife Investors Insurance Company (the "Company"), was established by the Company's Board of Directors on December 31, 1992 to support operations of the Company with respect to certain variable annuity contracts (the "Contracts"). The Company is a direct wholly-owned subsidiary of MetLife, Inc., a Delaware corporation. The Separate Account is registered as a unit investment trust under the Investment Company Act of 1940, as amended, and exists in accordance with the regulations of the New York State Department of Financial Services.

The Separate Account is divided into Sub-Accounts, each of which is treated as an individual accounting entity for financial reporting purposes. Each Sub-Account invests in shares of the corresponding fund, portfolio, or series (with the same name) of registered investment management companies (the "Trusts"), which are presented below:

AIM Variable Insurance Funds (Invesco Variable                Met Investors Series Trust ("MIST")*
   Insurance Funds) ("Invesco V.I.")                          Metropolitan Series Fund ("MSF")*
American Funds Insurance Series ("American Funds")            Oppenheimer Variable Account Funds
Fidelity Variable Insurance Products ("Fidelity VIP")            ("Oppenheimer VA")
Franklin Templeton Variable Insurance Products Trust          PIMCO Variable Insurance Trust ("PIMCO VIT")
   ("FTVIPT")                                                 Pioneer Variable Contracts Trust ("Pioneer VCT")
Legg Mason Partners Variable Equity Trust                     Putnam Variable Trust ("Putnam VT")
   ("LMPVET")                                                 Russell Investment Funds ("Russell")
Legg Mason Partners Variable Income Trust                     The Universal Institutional Funds, Inc. ("UIF")
   ("LMPVIT")

*See Note 5 for a discussion of additional information on related party transactions.

The assets of each of the Sub-Accounts of the Separate Account are registered in the name of the Company. Under applicable insurance law, the assets and liabilities of the Separate Account are clearly identified and distinguished from the Company's other assets and liabilities. The portion of the Separate Account's assets applicable to the Contracts is not chargeable with liabilities arising out of any other business the Company may conduct.


2. LIST OF SUB-ACCOUNTS


A. Purchase payments, less any applicable charges, applied to the Separate Account are invested in one or more Sub-Accounts in accordance with the selection made by the contract owner. The following Sub-Accounts had net assets as of December 31, 2012:

American Funds Bond Sub-Account                         Invesco V.I. Global Real Estate Sub-Account
American Funds Global Growth Sub-Account                Invesco V.I. International Growth Sub-Account (a)
American Funds Global Small Capitalization              Invesco V.I. Van Kampen American Value Sub-Account
   Sub-Account                                          Invesco V.I. Van Kampen Equity and Income
American Funds Growth Sub-Account                         Sub-Account
American Funds Growth-Income Sub-Account                Invesco V.I. Van Kampen Growth and Income
Fidelity VIP Contrafund Sub-Account                       Sub-Account
Fidelity VIP Equity-Income Sub-Account                  LMPVET ClearBridge Variable Aggressive Growth
Fidelity VIP Mid Cap Sub-Account                          Sub-Account (a)
FTVIPT Franklin Income Securities Sub-Account           LMPVET ClearBridge Variable Appreciation
FTVIPT Franklin Small Cap Value Securities                Sub-Account
   Sub-Account                                          LMPVET ClearBridge Variable Equity Income Builder
FTVIPT Mutual Shares Securities Sub-Account               Sub-Account (a)
FTVIPT Templeton Foreign Securities Sub-Account (a)     LMPVET ClearBridge Variable Fundamental All Cap
FTVIPT Templeton Global Bond Securities                   Value Sub-Account
   Sub-Account

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
              NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



2. LIST OF SUB-ACCOUNTS -- (CONTINUED)


LMPVET ClearBridge Variable Large Cap Growth            MIST Met/Franklin Low Duration Total Return
   Sub-Account                                             Sub-Account
LMPVET ClearBridge Variable Large Cap Value             MIST Met/Franklin Mutual Shares Sub-Account
   Sub-Account                                          MIST Met/Franklin Templeton Founding Strategy
LMPVET ClearBridge Variable Small Cap Growth               Sub-Account
   Sub-Account                                          MIST Met/Templeton Growth Sub-Account
LMPVET Investment Counsel Variable Social               MIST Met/Templeton International Bond Sub-Account
   Awareness Sub-Account                                MIST MetLife Aggressive Strategy Sub-Account
LMPVET Variable Lifestyle Allocation 50%                MIST MetLife Balanced Plus Sub-Account
   Sub-Account                                          MIST MetLife Balanced Strategy Sub-Account
LMPVET Variable Lifestyle Allocation 70%                MIST MetLife Defensive Strategy Sub-Account
   Sub-Account                                          MIST MetLife Growth Strategy Sub-Account
LMPVET Variable Lifestyle Allocation 85%                MIST MetLife Moderate Strategy Sub-Account
   Sub-Account                                          MIST MetLife Multi-Index Targeted Risk
LMPVIT Western Asset Variable Global High Yield            Sub-Account (b)
   Bond Sub-Account                                     MIST MFS Emerging Markets Equity Sub-Account (a)
MIST AllianceBernstein Global Dynamic Allocation        MIST MFS Research International Sub-Account (a)
   Sub-Account                                          MIST MLA Mid Cap Sub-Account (a)
MIST American Funds Balanced Allocation                 MIST Morgan Stanley Mid Cap Growth Sub-Account (a)
   Sub-Account                                          MIST PIMCO Inflation Protected Bond Sub-Account
MIST American Funds Bond Sub-Account                    MIST PIMCO Total Return Sub-Account (a)
MIST American Funds Growth Allocation                   MIST Pioneer Fund Sub-Account (a)
   Sub-Account                                          MIST Pioneer Strategic Income Sub-Account (a)
MIST American Funds Growth Sub-Account                  MIST Pyramis Government Income Sub-Account
MIST American Funds International Sub-Account           MIST RCM Technology Sub-Account
MIST American Funds Moderate Allocation                 MIST Schroders Global Multi-Asset Sub-Account (b)
   Sub-Account                                          MIST SSgA Growth and Income ETF Sub-Account
MIST AQR Global Risk Balanced Sub-Account               MIST SSgA Growth ETF Sub-Account
MIST BlackRock Global Tactical Strategies               MIST T. Rowe Price Large Cap Value Sub-Account (a)
   Sub-Account                                          MIST T. Rowe Price Mid Cap Growth Sub-Account (a)
MIST BlackRock High Yield Sub-Account (a)               MIST Third Avenue Small Cap Value Sub-Account (a)
MIST BlackRock Large Cap Core Sub-Account (a)           MIST Turner Mid Cap Growth Sub-Account
MIST Clarion Global Real Estate Sub-Account (a)         MIST Van Kampen Comstock Sub-Account
MIST Dreman Small Cap Value Sub-Account (a)             MSF Baillie Gifford International Stock Sub-Account
MIST Goldman Sachs Mid Cap Value Sub-Account            MSF Barclays Capital Aggregate Bond Index
MIST Harris Oakmark International Sub-Account (a)          Sub-Account
MIST Invesco Balanced-Risk Allocation Sub-Account (b)   MSF BlackRock Bond Income Sub-Account (a)
MIST Invesco Small Cap Growth Sub-Account (a)           MSF BlackRock Legacy Large Cap Growth
MIST Janus Forty Sub-Account (a)                           Sub-Account (a)
MIST Jennison Large Cap Equity Sub-Account              MSF BlackRock Money Market Sub-Account (a)
MIST JPMorgan Global Active Allocation                  MSF Davis Venture Value Sub-Account (a)
   Sub-Account (b)                                      MSF FI Value Leaders Sub-Account
MIST Legg Mason ClearBridge Aggressive Growth           MSF Jennison Growth Sub-Account (a)
   Sub-Account (a)                                      MSF Loomis Sayles Small Cap Core Sub-Account
MIST Loomis Sayles Global Markets Sub-Account           MSF Loomis Sayles Small Cap Growth Sub-Account
MIST Lord Abbett Bond Debenture Sub-Account (a)         MSF Met/Artisan Mid Cap Value Sub-Account
MIST Lord Abbett Mid Cap Value Sub-Account (a)          MSF Met/Dimensional International Small Company
MIST Met/Eaton Vance Floating Rate Sub-Account             Sub-Account

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
              NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



2. LIST OF SUB-ACCOUNTS -- (CONCLUDED)


MSF MetLife Conservative Allocation Sub-Account             MSF Western Asset Management U.S. Government
MSF MetLife Conservative to Moderate Allocation               Sub-Account (a)
   Sub-Account                                              Oppenheimer VA Main Street Small- & Mid-Cap
MSF MetLife Mid Cap Stock Index Sub-Account                   Sub-Account
MSF MetLife Moderate Allocation Sub-Account                 PIMCO VIT High Yield Sub-Account
MSF MetLife Moderate to Aggressive Allocation               PIMCO VIT Low Duration Sub-Account
   Sub-Account                                              Pioneer VCT Emerging Markets Sub-Account
MSF MetLife Stock Index Sub-Account (a)                     Pioneer VCT Equity Income Sub-Account
MSF MFS Total Return Sub-Account (a)                        Pioneer VCT Mid Cap Value Sub-Account
MSF MFS Value Sub-Account (a)                               Pioneer VCT Real Estate Shares Sub-Account
MSF MSCI EAFE Index Sub-Account                             Putnam VT Equity Income Sub-Account
MSF Neuberger Berman Genesis Sub-Account                    Putnam VT Multi-Cap Growth Sub-Account (a)
MSF Oppenheimer Global Equity Sub-Account                   Russell Aggressive Equity Sub-Account
MSF Russell 2000 Index Sub-Account                          Russell Core Bond Sub-Account
MSF T. Rowe Price Large Cap Growth Sub-Account (a)          Russell Global Real Estate Securities Sub-Account
MSF T. Rowe Price Small Cap Growth Sub-Account (a)          Russell Multi-Style Equity Sub-Account
MSF Van Eck Global Natural Resources Sub-Account            Russell Non-U.S. Sub-Account
MSF Western Asset Management Strategic Bond                 UIF U.S. Real Estate Sub-Account
   Opportunities Sub-Account

(a) This Sub-Account invests in two or more share classes within the underlying fund, portfolio, or series of the Trusts.
(b) This Sub-Account began operations during the year ended December 31, 2012.

B. The following Sub-Accounts had no net assets as of December 31, 2012:

Pioneer VCT Fundamental Value Sub-Account
Pioneer VCT Ibbotson Growth Allocation Sub-Account
Pioneer VCT Ibbotson Moderate Allocation Sub-Account

C. The DWS Government & Agency Securities Sub-Account is no longer available for investment.

3. PORTFOLIO CHANGES


The following Sub-Accounts ceased operations during the year ended December 31, 2012:

MIST Oppenheimer Capital Appreciation Sub-Account
MSF Lord Abbett Mid Cap Value Sub-Account

The operations of the Sub-Accounts were affected by the following changes that occurred during the year ended December 31, 2012:

NAME CHANGES:

Former Name                                                New Name

Invesco Van Kampen V.I. Mid Cap Value Fund                 Invesco Van Kampen V.I. American Value Fund
(MIST) Lazard Mid Cap Portfolio                            (MIST) MLA Mid Cap Portfolio
(MIST) Rainier Large Cap Equity Portfolio                  (MIST) Jennison Large Cap Equity Portfolio
(MSF) Artio International Stock Portfolio                  (MSF) Baillie Gifford International Stock Portfolio
(MSF) Neuberger Berman Mid Cap Value Portfolio             (MSF) Lord Abbett Mid Cap Value Portfolio
(MSF) Morgan Stanley EAFE Index Portfolio                  (MSF) MSCI EAFE Index Portfolio
Pioneer Cullen Value VCT Portfolio                         Pioneer Fundamental Value VCT Portfolio

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
              NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



3. PORTFOLIO CHANGES -- (CONCLUDED)


MERGERS:

Former Portfolio                                            New Portfolio

(MIST) Oppenheimer Capital Appreciation Portfolio           (MSF) Jennison Growth Portfolio
(MSF) Lord Abbett Mid Cap Value Portfolio                   (MIST) Lord Abbett Mid Cap Value Portfolio

4. SIGNIFICANT ACCOUNTING POLICIES


BASIS OF ACCOUNTING
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") applicable for variable annuity separate accounts registered as unit investment trusts.

SECURITY TRANSACTIONS
Security transactions are recorded on a trade date basis. Realized gains and losses on the sales of investments are computed on the basis of the average cost of the investment sold. Income from dividends and realized gain distributions are recorded on the ex-distribution date.

SECURITY VALUATION
A Sub-Account's investment in shares of a fund, portfolio, or series of the Trusts is valued at fair value based on the closing net asset value ("NAV") or price per share as determined by the Trusts as of the end of the year. All changes in fair value are recorded as changes in unrealized gains (losses) on investments in the statements of operations of the applicable Sub-Accounts.

The Separate Account defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Separate Account prioritizes the inputs to fair valuation techniques and allows for the use of unobservable inputs to the extent that observable inputs are not available. The Separate Account has categorized its assets based on the priority of the inputs to the respective valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets (Level 1) and the lowest priority to unobservable inputs (Level 3). An asset's classification within the fair value hierarchy is based on the lowest level of significant input to its valuation. The input levels are as follows:

Level 1 Unadjusted quoted prices in active markets for identical assets that the Separate Account has the ability to access.
Level 2 Observable inputs other than quoted prices in Level 1 that are observable either directly or indirectly. These inputs may include quoted prices for the identical instrument on an inactive market or prices for similar instruments.
Level 3 Unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets, representing the Separate Account's own assumptions about the assumptions a market participant would use in valuing the asset, and based on the best information available.

Each Sub-Account invests in shares of open-end mutual funds which calculate a daily NAV based on the fair value of the underlying securities in their portfolios. As a result, and as required by law, shares of open-end mutual funds are purchased and redeemed at their quoted daily NAV as reported by the Trusts at the close of each business day. On that basis, the inputs used to value all shares held by the Separate Account, which are measured at fair value on a recurring basis, are classified as Level 2. There were no transfers between Level 1 and Level 2, and no activity in Level 3 during the year.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
              NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



4. SIGNIFICANT ACCOUNTING POLICIES -- (CONCLUDED)


FEDERAL INCOME TAXES
The operations of the Separate Account form a part of the total operations of the Company and are not taxed separately. The Company is taxed as a life insurance company under the provisions of the Internal Revenue Code ("IRC"). Under the current provisions of the IRC, the Company does not expect to incur federal income taxes on the earnings of the Separate Account to the extent the earnings are credited under the Contracts. Accordingly, no charge is currently being made to the Separate Account for federal income taxes. The Company will periodically review the status of this policy in the event of changes in the tax law. A charge may be made in future years for any federal income taxes that would be attributable to the Contracts.

ANNUITY PAYOUTS
Net assets allocated to Contracts in the payout period are computed according to industry standard mortality tables. The assumed investment return is between
3.0 and 4.0 percent. The mortality risk is fully borne by the Company and may result in additional amounts being transferred into the Separate Account by the Company to cover greater longevity of annuitants than expected. Conversely, if amounts allocated exceed amounts required, transfers may be made to the Company.

PURCHASE PAYMENTS
Purchase payments received from contract owners by the Company are credited as accumulation units as of the end of the valuation period in which received, as provided in the prospectus, and are reported as contract transactions on the statements of changes in net assets of the applicable Sub-Accounts.

NET TRANSFERS
Funds transferred by the contract owner into or out of Sub-Accounts within the Separate Account or into or out of the fixed account (an investment option in the Company's general account) are recorded on a net basis as net transfers in the statements of changes in net assets of the applicable Sub-Accounts.

USE OF ESTIMATES
The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect amounts reported herein. Actual results could differ from these estimates.

ADOPTION OF NEW ACCOUNTING PRONOUNCEMENT
Effective January 1, 2012, the Separate Account adopted new guidance regarding fair value measurements that establishes common requirements for measuring fair value and for disclosing information about fair value measurements in accordance with GAAP and International Financial Reporting Standards. Some of the amendments clarify the Financial Accounting Standards Board's intent on the application of existing fair value measurement requirements. Other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The adoption did not have an impact on the Separate Account's financial statements.


5. EXPENSES AND RELATED PARTY TRANSACTIONS


The following annual Separate Account charges are asset-based charges and assessed through a daily reduction in unit values, which are recorded as expenses in the accompanying statements of operations of the applicable Sub-Accounts:

   Mortality and Expense Risk -- The mortality risk assumed by the Company is the risk that those insured may die sooner than anticipated and therefore, the Company will pay an aggregate amount of death benefits greater than anticipated. The expense risk assumed is the risk that expenses incurred in issuing and administering the Contracts will exceed the amounts realized from the administrative charges assessed against the Contracts. In addition, the charge compensates the Company for the risk that the investor may live longer than estimated and the Company would be obligated to pay more in income payments than anticipated.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
              NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



5. EXPENSES AND RELATED PARTY TRANSACTIONS -- (CONCLUDED)


   Administrative -- The Company has responsibility for the administration of the Contracts and the Separate Account. Generally, the administrative charge is related to the maintenance, including distribution, of each contract and the Separate Account.

   Optional Death Benefit Rider -- For an additional charge, the total death benefit payable may be increased based on the increases in account value in the Contracts.

   Guaranteed Minimum Accumulation Benefit -- For an additional charge, the Company will guarantee that the contract value will not be less than a guaranteed minimum amount at the end of a specified number of years.

   The table below represents the range of effective annual rates for each respective charge for the year ended December 31, 2012:

     ----------------------------------------------------------------------------------------------------------------------
      Mortality and Expense Risk                                                                            0.50% - 1.60%
     ----------------------------------------------------------------------------------------------------------------------
      Administrative                                                                                        0.15% - 0.25%
     ----------------------------------------------------------------------------------------------------------------------
      Optional Death Benefit Rider                                                                          0.15% - 0.30%
     ----------------------------------------------------------------------------------------------------------------------
      Guaranteed Minimum Accumulation Benefit                                                               1.50%
     ----------------------------------------------------------------------------------------------------------------------

   The above referenced charges may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designation of the charge or associated with a particular contract. The range of effective rates disclosed above excludes any waivers granted to certain Sub-Accounts.

The following optional rider charges paid to the Company are charged at each contract anniversary date through the redemption of units and are recorded as contract charges in the accompanying statements of changes in net assets of the applicable Sub-Accounts:

   Guaranteed Minimum Accumulation Benefit -- For an additional charge, the Company will guarantee that the contract value will not be less than a guaranteed minimum amount at the end of a specified number of years.

   Lifetime Withdrawal Guarantee -- For an additional charge, the Company will guarantee minimum withdrawals for life regardless of market conditions.

   Guaranteed Withdrawal Benefit -- For an additional charge, the Company will guarantee minimum withdrawals regardless of market conditions.

   Guaranteed Minimum Income Benefit/Lifetime Income Solution -- For an additional charge, the Company will guarantee a minimum payment regardless of market conditions.

   Enhanced Guaranteed Withdrawal Benefit -- For an additional charge, the Company will guarantee that at least the entire amount of purchase payments will be returned through a series of withdrawals without annuitizing.

   The table below represents the range of effective annual rates for each respective charge for the year ended December 31, 2012:

     -----------------------------------------------------------------------------------------------------------------------------
      Guaranteed Minimum Accumulation Benefit                                                                      0.75%
     -----------------------------------------------------------------------------------------------------------------------------
      Lifetime Withdrawal Guarantee                                                                                0.50% - 1.80%
     -----------------------------------------------------------------------------------------------------------------------------
      Guaranteed Withdrawal Benefit                                                                                0.25% - 1.00%
     -----------------------------------------------------------------------------------------------------------------------------
      Guaranteed Minimum Income Benefit/Lifetime Income Solution                                                   0.50% - 1.50%
     -----------------------------------------------------------------------------------------------------------------------------
      Enhanced Guaranteed Withdrawal Benefit                                                                       0.50% - 1.00%
     -----------------------------------------------------------------------------------------------------------------------------

   The above referenced charges may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designation of the charge or associated with a particular contract.

A contract maintenance fee ranging from $30 - $40 is assessed on an annual basis for Contracts with a value of less than $50,000. A transfer fee of $25 may be deducted after twelve transfers are made in a contract year or, if less, 2% of the amount transferred from the contract value. In addition, most Contracts impose a surrender charge which ranges from 0% to 9% if the contract is partially or fully surrendered within the specified surrender charge period. These charges are paid to the Company, assessed through the redemption of units, and are recorded as contract charges in the accompanying statements of changes in net assets of the applicable Sub-Accounts.

MetLife Advisers, LLC, which acts in the capacity of investment adviser to the portfolios of the MIST and MSF Trusts, is an affiliate of the Company.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
              NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



6. STATEMENTS OF INVESTMENTS



                                                                          AS OF DECEMBER 31, 2012
                                                                     ---------------------------------

                                                                         SHARES            COST ($)
                                                                     --------------     --------------
     American Funds Bond Sub-Account...............................         876,718          9,337,557
     American Funds Global Growth Sub-Account......................         951,654         20,275,798
     American Funds Global Small Capitalization Sub-Account........         205,719          3,597,616
     American Funds Growth Sub-Account.............................         820,655         44,781,213
     American Funds Growth-Income Sub-Account......................         653,785         24,003,239
     Fidelity VIP Contrafund Sub-Account...........................         667,009         17,834,868
     Fidelity VIP Equity-Income Sub-Account........................           3,433             71,835
     Fidelity VIP Mid Cap Sub-Account..............................         407,115         11,607,481
     FTVIPT Franklin Income Securities Sub-Account.................       1,517,027         23,221,695
     FTVIPT Franklin Small Cap Value Securities Sub-Account........         134,390          2,029,273
     FTVIPT Mutual Shares Securities Sub-Account...................         214,360          3,550,485
     FTVIPT Templeton Foreign Securities Sub-Account...............       1,007,516         15,444,430
     FTVIPT Templeton Global Bond Securities Sub-Account...........         542,052          9,986,305
     Invesco V.I. Global Real Estate Sub-Account...................          76,198            970,851
     Invesco V.I. International Growth Sub-Account.................         315,076          8,281,058
     Invesco V.I. Van Kampen American Value Sub-Account............          96,081          1,178,824
     Invesco V.I. Van Kampen Equity and Income Sub-Account.........         996,647         13,580,403
     Invesco V.I. Van Kampen Growth and Income Sub-Account.........         581,124         10,106,688
     LMPVET ClearBridge Variable Aggressive Growth Sub-Account.....         646,019         10,057,169
     LMPVET ClearBridge Variable Appreciation Sub-Account..........         655,027         15,523,558
     LMPVET ClearBridge Variable Equity Income Builder
        Sub-Account................................................         940,524         10,828,389
     LMPVET ClearBridge Variable Fundamental All Cap Value
        Sub-Account................................................         309,570          6,156,279
     LMPVET ClearBridge Variable Large Cap Growth Sub-Account......          15,870            248,227
     LMPVET ClearBridge Variable Large Cap Value Sub-Account.......          21,896            311,310
     LMPVET ClearBridge Variable Small Cap Growth Sub-Account......         175,460          2,561,226
     LMPVET Investment Counsel Variable Social Awareness
        Sub-Account................................................             417             11,105
     LMPVET Variable Lifestyle Allocation 50% Sub-Account..........         213,156          2,485,700
     LMPVET Variable Lifestyle Allocation 70% Sub-Account..........          16,892            184,609
     LMPVET Variable Lifestyle Allocation 85% Sub-Account..........          84,943            901,650
     LMPVIT Western Asset Variable Global High Yield Bond
        Sub-Account................................................       1,054,935          8,587,630
     MIST AllianceBernstein Global Dynamic Allocation
        Sub-Account................................................      12,053,622        119,036,151
     MIST American Funds Balanced Allocation Sub-Account...........      18,543,784        159,603,376
     MIST American Funds Bond Sub-Account..........................       2,676,130         26,535,927
     MIST American Funds Growth Allocation Sub-Account.............       9,041,211         68,777,982
     MIST American Funds Growth Sub-Account........................       4,564,587         37,818,772
     MIST American Funds International Sub-Account.................       2,312,970         18,006,006
     MIST American Funds Moderate Allocation Sub-Account...........      11,046,939        100,134,661
     MIST AQR Global Risk Balanced Sub-Account.....................      15,542,800        165,959,372
     MIST BlackRock Global Tactical Strategies Sub-Account.........      23,992,079        233,440,071
     MIST BlackRock High Yield Sub-Account.........................       2,426,442         19,622,202
     MIST BlackRock Large Cap Core Sub-Account.....................         150,398          1,323,860
     MIST Clarion Global Real Estate Sub-Account...................       1,858,660         21,118,642
     MIST Dreman Small Cap Value Sub-Account.......................         269,887          3,545,740
     MIST Goldman Sachs Mid Cap Value Sub-Account..................       1,390,484         17,957,177
     MIST Harris Oakmark International Sub-Account.................       3,541,872         48,440,069
     MIST Invesco Balanced-Risk Allocation Sub-Account (a).........       2,318,259         24,113,434
     MIST Invesco Small Cap Growth Sub-Account.....................       1,499,243         18,894,628

                                                                            FOR THE YEAR ENDED
                                                                             DECEMBER 31, 2012
                                                                     ---------------------------------
                                                                        COST OF           PROCEEDS
                                                                     PURCHASES ($)     FROM SALES ($)
                                                                     -------------     ---------------
     American Funds Bond Sub-Account...............................      2,186,780             767,338
     American Funds Global Growth Sub-Account......................      1,093,439           3,127,095
     American Funds Global Small Capitalization Sub-Account........        705,101             483,292
     American Funds Growth Sub-Account.............................      2,360,943           4,256,475
     American Funds Growth-Income Sub-Account......................      1,176,095           2,902,918
     Fidelity VIP Contrafund Sub-Account...........................      1,796,209           1,606,202
     Fidelity VIP Equity-Income Sub-Account........................          6,080               1,835
     Fidelity VIP Mid Cap Sub-Account..............................      3,619,757             550,919
     FTVIPT Franklin Income Securities Sub-Account.................      3,341,657           3,361,801
     FTVIPT Franklin Small Cap Value Securities Sub-Account........        942,165              94,737
     FTVIPT Mutual Shares Securities Sub-Account...................        367,653             342,365
     FTVIPT Templeton Foreign Securities Sub-Account...............      1,256,370           2,146,971
     FTVIPT Templeton Global Bond Securities Sub-Account...........      3,601,010             377,108
     Invesco V.I. Global Real Estate Sub-Account...................        405,464             122,389
     Invesco V.I. International Growth Sub-Account.................      2,250,994             246,843
     Invesco V.I. Van Kampen American Value Sub-Account............        354,599             173,357
     Invesco V.I. Van Kampen Equity and Income Sub-Account.........      1,981,744           1,121,710
     Invesco V.I. Van Kampen Growth and Income Sub-Account.........      2,006,171             548,876
     LMPVET ClearBridge Variable Aggressive Growth Sub-Account.....      1,528,670           1,886,631
     LMPVET ClearBridge Variable Appreciation Sub-Account..........      3,089,175           1,707,030
     LMPVET ClearBridge Variable Equity Income Builder
        Sub-Account................................................      2,279,939           2,694,984
     LMPVET ClearBridge Variable Fundamental All Cap Value
        Sub-Account................................................        713,074           1,999,619
     LMPVET ClearBridge Variable Large Cap Growth Sub-Account......         19,826              37,119
     LMPVET ClearBridge Variable Large Cap Value Sub-Account.......        140,996             850,910
     LMPVET ClearBridge Variable Small Cap Growth Sub-Account......      1,023,915             945,484
     LMPVET Investment Counsel Variable Social Awareness
        Sub-Account................................................            162                 214
     LMPVET Variable Lifestyle Allocation 50% Sub-Account..........        867,333             586,743
     LMPVET Variable Lifestyle Allocation 70% Sub-Account..........          7,313              32,661
     LMPVET Variable Lifestyle Allocation 85% Sub-Account..........        192,148             140,540
     LMPVIT Western Asset Variable Global High Yield Bond
        Sub-Account................................................      2,324,936           1,016,826
     MIST AllianceBernstein Global Dynamic Allocation
        Sub-Account................................................     50,395,323             918,772
     MIST American Funds Balanced Allocation Sub-Account...........     11,657,975          11,113,415
     MIST American Funds Bond Sub-Account..........................      7,661,839           5,324,338
     MIST American Funds Growth Allocation Sub-Account.............      7,533,422           9,765,940
     MIST American Funds Growth Sub-Account........................      6,987,543           6,116,800
     MIST American Funds International Sub-Account.................      1,453,555           2,657,600
     MIST American Funds Moderate Allocation Sub-Account...........      6,371,172           6,961,158
     MIST AQR Global Risk Balanced Sub-Account.....................     80,938,281             544,156
     MIST BlackRock Global Tactical Strategies Sub-Account.........    102,936,545           2,738,826
     MIST BlackRock High Yield Sub-Account.........................      6,469,235           4,384,528
     MIST BlackRock Large Cap Core Sub-Account.....................        621,479             677,701
     MIST Clarion Global Real Estate Sub-Account...................      2,502,062           2,220,134
     MIST Dreman Small Cap Value Sub-Account.......................        276,928             442,834
     MIST Goldman Sachs Mid Cap Value Sub-Account..................      1,565,930           2,722,012
     MIST Harris Oakmark International Sub-Account.................      3,658,646           8,992,576
     MIST Invesco Balanced-Risk Allocation Sub-Account (a).........     25,596,580           1,513,553
     MIST Invesco Small Cap Growth Sub-Account.....................      4,049,732           2,557,885

(a) For the period April 30, 2012 to December 31, 2012.
(b) For the period November 12, 2012 to December 31, 2012.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
              NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



6. STATEMENTS OF INVESTMENTS -- (CONTINUED)



                                                                       AS OF DECEMBER 31, 2012
                                                                   --------------------------------

                                                                      SHARES            COST ($)
                                                                   -------------      -------------
     MIST Janus Forty Sub-Account................................        136,847          9,007,896
     MIST Jennison Large Cap Equity Sub-Account..................        415,162          3,270,374
     MIST JPMorgan Global Active Allocation Sub-Account (a)......      1,607,171         16,431,036
     MIST Legg Mason ClearBridge Aggressive Growth
       Sub-Account...............................................      2,964,235         23,172,270
     MIST Loomis Sayles Global Markets Sub-Account...............      1,660,478         18,932,482
     MIST Lord Abbett Bond Debenture Sub-Account.................      2,330,679         27,996,102
     MIST Lord Abbett Mid Cap Value Sub-Account..................        987,204         14,913,057
     MIST Met/Eaton Vance Floating Rate Sub-Account..............        361,255          3,724,850
     MIST Met/Franklin Low Duration Total Return Sub-Account.....        845,303          8,407,985
     MIST Met/Franklin Mutual Shares Sub-Account.................      2,157,237         16,792,651
     MIST Met/Franklin Templeton Founding Strategy Sub-Account...      3,755,298         32,157,097
     MIST Met/Templeton Growth Sub-Account.......................        345,350          3,216,922
     MIST Met/Templeton International Bond Sub-Account...........        430,844          5,126,964
     MIST MetLife Aggressive Strategy Sub-Account................      8,589,471         90,658,319
     MIST MetLife Balanced Plus Sub-Account......................     23,900,438        232,346,207
     MIST MetLife Balanced Strategy Sub-Account..................     47,890,321        491,264,556
     MIST MetLife Defensive Strategy Sub-Account.................     17,619,050        179,900,943
     MIST MetLife Growth Strategy Sub-Account....................     33,286,811        363,376,153
     MIST MetLife Moderate Strategy Sub-Account..................     25,876,586        264,957,934
     MIST MetLife Multi-Index Targeted Risk Sub-Account (b)......         62,894            635,499
     MIST MFS Emerging Markets Equity Sub-Account................      3,620,494         36,420,824
     MIST MFS Research International Sub-Account.................      3,538,372         39,267,949
     MIST MLA Mid Cap Sub-Account................................      1,158,042         12,950,424
     MIST Morgan Stanley Mid Cap Growth Sub-Account..............        624,734          6,479,527
     MIST PIMCO Inflation Protected Bond Sub-Account.............      8,902,659         98,066,690
     MIST PIMCO Total Return Sub-Account.........................     15,409,971        182,044,262
     MIST Pioneer Fund Sub-Account...............................        784,864         10,114,108
     MIST Pioneer Strategic Income Sub-Account...................      4,451,065         47,064,584
     MIST Pyramis Government Income Sub-Account..................      4,988,248         53,661,012
     MIST RCM Technology Sub-Account.............................      2,655,464         11,217,252
     MIST Schroders Global Multi-Asset Sub-Account (a)...........        617,886          6,449,051
     MIST SSgA Growth and Income ETF Sub-Account.................      8,107,848         87,149,550
     MIST SSgA Growth ETF Sub-Account............................      3,013,769         30,641,190
     MIST T. Rowe Price Large Cap Value Sub-Account..............      1,780,020         42,631,393
     MIST T. Rowe Price Mid Cap Growth Sub-Account...............      3,978,580         33,373,602
     MIST Third Avenue Small Cap Value Sub-Account...............      1,907,339         27,642,933
     MIST Turner Mid Cap Growth Sub-Account......................        761,110          9,023,044
     MIST Van Kampen Comstock Sub-Account........................      1,929,658         18,178,254
     MSF Baillie Gifford International Stock Sub-Account.........         32,634            368,648
     MSF Barclays Capital Aggregate Bond Index Sub-Account.......      1,025,095         11,366,424
     MSF BlackRock Bond Income Sub-Account.......................         80,838          8,588,072
     MSF BlackRock Legacy Large Cap Growth Sub-Account...........         42,752            982,416
     MSF BlackRock Money Market Sub-Account......................        841,121         84,112,100
     MSF Davis Venture Value Sub-Account.........................      1,932,897         55,955,933
     MSF FI Value Leaders Sub-Account............................          2,523            343,339
     MSF Jennison Growth Sub-Account.............................      3,919,483         44,788,296
     MSF Loomis Sayles Small Cap Core Sub-Account................          3,479            725,579
     MSF Loomis Sayles Small Cap Growth Sub-Account..............         39,777            359,252
     MSF Met/Artisan Mid Cap Value Sub-Account...................         76,517         15,565,911
     MSF Met/Dimensional International Small Company
       Sub-Account...............................................        225,125          3,226,830

                                                                          FOR THE YEAR ENDED
                                                                           DECEMBER 31, 2012
                                                                   --------------------------------
                                                                       COST OF          PROCEEDS
                                                                    PURCHASES ($)    FROM SALES ($)
                                                                   --------------    --------------
     MIST Janus Forty Sub-Account................................      3,171,563          1,848,768
     MIST Jennison Large Cap Equity Sub-Account..................        815,612            802,121
     MIST JPMorgan Global Active Allocation Sub-Account (a)......     16,486,184             56,661
     MIST Legg Mason ClearBridge Aggressive Growth
       Sub-Account...............................................      4,057,031          3,612,731
     MIST Loomis Sayles Global Markets Sub-Account...............      3,993,123          2,696,609
     MIST Lord Abbett Bond Debenture Sub-Account.................      3,281,507          2,688,840
     MIST Lord Abbett Mid Cap Value Sub-Account..................      1,139,858          2,121,838
     MIST Met/Eaton Vance Floating Rate Sub-Account..............      1,218,878            777,148
     MIST Met/Franklin Low Duration Total Return Sub-Account.....      3,423,887          1,650,307
     MIST Met/Franklin Mutual Shares Sub-Account.................      5,253,239          1,808,880
     MIST Met/Franklin Templeton Founding Strategy Sub-Account...      4,538,309          6,918,526
     MIST Met/Templeton Growth Sub-Account.......................        468,871            532,769
     MIST Met/Templeton International Bond Sub-Account...........      2,348,569          2,245,366
     MIST MetLife Aggressive Strategy Sub-Account................      4,348,552          8,180,751
     MIST MetLife Balanced Plus Sub-Account......................     96,017,618          1,634,759
     MIST MetLife Balanced Strategy Sub-Account..................     20,087,823         38,525,044
     MIST MetLife Defensive Strategy Sub-Account.................     23,071,277         17,611,521
     MIST MetLife Growth Strategy Sub-Account....................     13,504,995         36,073,844
     MIST MetLife Moderate Strategy Sub-Account..................     23,719,444         29,364,473
     MIST MetLife Multi-Index Targeted Risk Sub-Account (b)......        635,531                 32
     MIST MFS Emerging Markets Equity Sub-Account................      3,272,540          4,247,079
     MIST MFS Research International Sub-Account.................      3,526,064          3,485,074
     MIST MLA Mid Cap Sub-Account................................      1,011,233          1,634,789
     MIST Morgan Stanley Mid Cap Growth Sub-Account..............      2,189,335            605,621
     MIST PIMCO Inflation Protected Bond Sub-Account.............     19,693,914         15,157,817
     MIST PIMCO Total Return Sub-Account.........................     22,069,171         28,039,821
     MIST Pioneer Fund Sub-Account...............................      2,590,077            860,278
     MIST Pioneer Strategic Income Sub-Account...................     15,773,283          4,486,598
     MIST Pyramis Government Income Sub-Account..................     32,067,621          4,950,638
     MIST RCM Technology Sub-Account.............................      2,375,855          1,472,115
     MIST Schroders Global Multi-Asset Sub-Account (a)...........      6,737,049            294,714
     MIST SSgA Growth and Income ETF Sub-Account.................     15,312,015          8,365,044
     MIST SSgA Growth ETF Sub-Account............................      5,409,170          2,962,936
     MIST T. Rowe Price Large Cap Value Sub-Account..............      1,769,514          5,320,668
     MIST T. Rowe Price Mid Cap Growth Sub-Account...............      8,935,155          3,563,827
     MIST Third Avenue Small Cap Value Sub-Account...............        861,057          3,122,534
     MIST Turner Mid Cap Growth Sub-Account......................      2,173,260          1,079,859
     MIST Van Kampen Comstock Sub-Account........................      1,457,676          2,445,705
     MSF Baillie Gifford International Stock Sub-Account.........         34,472             47,721
     MSF Barclays Capital Aggregate Bond Index Sub-Account.......      5,197,295          2,781,874
     MSF BlackRock Bond Income Sub-Account.......................      1,710,527          1,533,546
     MSF BlackRock Legacy Large Cap Growth Sub-Account...........        318,920            174,139
     MSF BlackRock Money Market Sub-Account......................     42,626,302         47,852,964
     MSF Davis Venture Value Sub-Account.........................      2,419,799          7,751,555
     MSF FI Value Leaders Sub-Account............................         59,555            121,115
     MSF Jennison Growth Sub-Account.............................     24,692,493          5,851,884
     MSF Loomis Sayles Small Cap Core Sub-Account................        194,498             78,199
     MSF Loomis Sayles Small Cap Growth Sub-Account..............         34,165             65,956
     MSF Met/Artisan Mid Cap Value Sub-Account...................        770,707          1,651,689
     MSF Met/Dimensional International Small Company
       Sub-Account...............................................        652,965            637,427

(a) For the period April 30, 2012 to December 31, 2012.
(b) For the period November 12, 2012 to December 31, 2012.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
              NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



6. STATEMENTS OF INVESTMENTS -- (CONCLUDED)



                                                                       AS OF DECEMBER 31, 2012
                                                                   --------------------------------

                                                                      SHARES            COST ($)
                                                                   -------------      -------------
     MSF MetLife Conservative Allocation Sub-Account.............        197,120          2,134,372
     MSF MetLife Conservative to Moderate Allocation Sub-Account.        157,806          1,694,344
     MSF MetLife Mid Cap Stock Index Sub-Account.................        335,732          4,197,489
     MSF MetLife Moderate Allocation Sub-Account.................      1,573,449         16,399,029
     MSF MetLife Moderate to Aggressive Allocation Sub-Account...        596,888          6,024,690
     MSF MetLife Stock Index Sub-Account.........................      1,168,162         33,762,593
     MSF MFS Total Return Sub-Account............................         67,668          9,130,493
     MSF MFS Value Sub-Account...................................        346,099          4,172,540
     MSF MSCI EAFE Index Sub-Account.............................        381,954          4,099,489
     MSF Neuberger Berman Genesis Sub-Account....................          9,170            116,073
     MSF Oppenheimer Global Equity Sub-Account...................         56,573            797,910
     MSF Russell 2000 Index Sub-Account..........................        380,708          4,665,727
     MSF T. Rowe Price Large Cap Growth Sub-Account..............         48,984            678,575
     MSF T. Rowe Price Small Cap Growth Sub-Account..............         29,578            348,318
     MSF Van Eck Global Natural Resources Sub-Account............        559,614          8,299,809
     MSF Western Asset Management Strategic Bond Opportunities
       Sub-Account...............................................          2,500             30,637
     MSF Western Asset Management U.S. Government Sub-Account....      2,638,555         31,717,836
     Oppenheimer VA Main Street Small- & Mid-Cap Sub-Account.....        192,960          2,824,747
     PIMCO VIT High Yield Sub-Account............................         19,186            131,920
     PIMCO VIT Low Duration Sub-Account..........................         19,019            194,031
     Pioneer VCT Emerging Markets Sub-Account....................            684             14,620
     Pioneer VCT Equity Income Sub-Account.......................            410              8,594
     Pioneer VCT Mid Cap Value Sub-Account.......................        100,558          1,681,003
     Pioneer VCT Real Estate Shares Sub-Account..................            447                993
     Putnam VT Equity Income Sub-Account.........................          3,748             56,237
     Putnam VT Multi-Cap Growth Sub-Account......................          8,178            154,731
     Russell Aggressive Equity Sub-Account.......................            221              2,710
     Russell Core Bond Sub-Account...............................          2,167             23,064
     Russell Global Real Estate Securities Sub-Account...........            439              5,936
     Russell Multi-Style Equity Sub-Account......................          1,899             25,683
     Russell Non-U.S. Sub-Account................................          1,008             10,157
     UIF U.S. Real Estate Sub-Account............................        276,198          3,967,364

                                                                          FOR THE YEAR ENDED
                                                                           DECEMBER 31, 2012
                                                                   --------------------------------
                                                                       COST OF          PROCEEDS
                                                                    PURCHASES ($)    FROM SALES ($)
                                                                   --------------    --------------
     MSF MetLife Conservative Allocation Sub-Account.............         485,743           508,349
     MSF MetLife Conservative to Moderate Allocation Sub-Account.         624,290           587,938
     MSF MetLife Mid Cap Stock Index Sub-Account.................         944,454           717,970
     MSF MetLife Moderate Allocation Sub-Account.................       1,546,630         1,890,707
     MSF MetLife Moderate to Aggressive Allocation Sub-Account...         482,461           963,233
     MSF MetLife Stock Index Sub-Account.........................       4,912,196         4,463,320
     MSF MFS Total Return Sub-Account............................       1,178,823         1,481,528
     MSF MFS Value Sub-Account...................................         514,655           829,317
     MSF MSCI EAFE Index Sub-Account.............................         784,108           676,801
     MSF Neuberger Berman Genesis Sub-Account....................          89,024             2,714
     MSF Oppenheimer Global Equity Sub-Account...................         101,663           186,744
     MSF Russell 2000 Index Sub-Account..........................       1,115,092         1,521,554
     MSF T. Rowe Price Large Cap Growth Sub-Account..............          21,935           101,934
     MSF T. Rowe Price Small Cap Growth Sub-Account..............          68,612           115,986
     MSF Van Eck Global Natural Resources Sub-Account............       1,885,368         1,054,416
     MSF Western Asset Management Strategic Bond Opportunities
       Sub-Account...............................................           1,833               522
     MSF Western Asset Management U.S. Government Sub-Account....       5,784,207         2,788,480
     Oppenheimer VA Main Street Small- & Mid-Cap Sub-Account.....         387,180           337,492
     PIMCO VIT High Yield Sub-Account............................           9,101            16,536
     PIMCO VIT Low Duration Sub-Account..........................          19,527             8,397
     Pioneer VCT Emerging Markets Sub-Account....................           2,629               336
     Pioneer VCT Equity Income Sub-Account.......................           8,892               310
     Pioneer VCT Mid Cap Value Sub-Account.......................         365,698           285,853
     Pioneer VCT Real Estate Shares Sub-Account..................             186               168
     Putnam VT Equity Income Sub-Account.........................          38,627               205
     Putnam VT Multi-Cap Growth Sub-Account......................          16,531             7,159
     Russell Aggressive Equity Sub-Account.......................           2,184             3,244
     Russell Core Bond Sub-Account...............................          21,261            30,150
     Russell Global Real Estate Securities Sub-Account...........           2,873             3,862
     Russell Multi-Style Equity Sub-Account......................          18,950            27,797
     Russell Non-U.S. Sub-Account................................           8,087            11,968
     UIF U.S. Real Estate Sub-Account............................         695,635           891,612

(a) For the period April 30, 2012 to December 31, 2012.
(b) For the period November 12, 2012 to December 31, 2012.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
              NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



7. SCHEDULES OF UNITS
   FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011:


                                                                                           AMERICAN FUNDS GLOBAL SMALL
                                      AMERICAN FUNDS BOND     AMERICAN FUNDS GLOBAL GROWTH       CAPITALIZATION
                                          SUB-ACCOUNT                  SUB-ACCOUNT                 SUB-ACCOUNT
                                  --------------------------- ---------------------------- ---------------------------
                                      2012          2011           2012          2011           2012          2011
                                  ------------- -------------  ------------  ------------   ------------  ------------

Units beginning of year..........       468,099       375,057       836,406       887,906        129,850       102,458
Units issued and transferred
   from other funding options....       139,220       144,696        82,039       123,599         32,456        43,706
Units redeemed and transferred to
   other funding options.........      (66,159)      (51,654)     (155,781)     (175,099)       (24,873)      (16,314)
                                  ------------- -------------  ------------  ------------   ------------  ------------
Units end of year................       541,160       468,099       762,664       836,406        137,433       129,850
                                  ============= =============  ============  ============   ============  ============


                                                                   AMERICAN FUNDS
                                    AMERICAN FUNDS GROWTH           GROWTH-INCOME          FIDELITY VIP CONTRAFUND
                                         SUB-ACCOUNT                 SUB-ACCOUNT                 SUB-ACCOUNT
                                  -------------------------- --------------------------- --------------------------
                                      2012          2011          2012         2011          2012          2011
                                  ------------  ------------ ------------- ------------- ------------  ------------

Units beginning of year..........      308,858       306,979       244,111       262,878      392,623       411,753
Units issued and transferred
   from other funding options....       35,796        56,091        17,782        27,002       63,784        58,494
Units redeemed and transferred to
   other funding options.........     (47,128)      (54,212)      (35,162)      (45,769)     (59,927)      (77,624)
                                  ------------  ------------ ------------- ------------- ------------  ------------
Units end of year................      297,526       308,858       226,731       244,111      396,480       392,623
                                  ============  ============ ============= ============= ============  ============

                                                                                          FTVIPT FRANKLIN INCOME
                                  FIDELITY VIP EQUITY-INCOME     FIDELITY VIP MID CAP           SECURITIES
                                          SUB-ACCOUNT                 SUB-ACCOUNT               SUB-ACCOUNT
                                  --------------------------- -------------------------- --------------------------
                                      2012          2011          2012          2011         2012          2011
                                  ------------- ------------- ------------  ------------ ------------  ------------

Units beginning of year..........         4,185         4,588      232,263       168,251      468,933       476,101
Units issued and transferred
   from other funding options....            --            --       84,140        89,640       65,224        75,729
Units redeemed and transferred to
   other funding options.........          (37)         (403)     (31,276)      (25,628)     (91,104)      (82,897)
                                  ------------- ------------- ------------  ------------ ------------  ------------
Units end of year................         4,148         4,185      285,127       232,263      443,053       468,933
                                  ============= ============= ============  ============ ============  ============


                                    FTVIPT FRANKLIN SMALL       FTVIPT MUTUAL SHARES          FTVIPT TEMPLETON
                                    CAP VALUE SECURITIES             SECURITIES              FOREIGN SECURITIES
                                         SUB-ACCOUNT                 SUB-ACCOUNT                 SUB-ACCOUNT
                                  -------------------------- --------------------------- --------------------------
                                      2012          2011          2012         2011          2012          2011
                                  ------------  ------------ ------------- ------------- ------------  ------------

Units beginning of year..........      145,881        90,395       165,249       156,210      694,689       760,888
Units issued and transferred
   from other funding options....      110,278        74,730        19,525        30,892       69,472        74,366
Units redeemed and transferred to
   other funding options.........     (19,990)      (19,244)      (19,524)      (21,853)    (122,919)     (140,565)
                                  ------------  ------------ ------------- ------------- ------------  ------------
Units end of year................      236,169       145,881       165,250       165,249      641,242       694,689
                                  ============  ============ ============= ============= ============  ============

                                    FTVIPT TEMPLETON GLOBAL                                         INVESCO V.I.
                                        BOND SECURITIES       INVESCO V.I. GLOBAL REAL ESTATE   INTERNATIONAL GROWTH
                                          SUB-ACCOUNT                   SUB-ACCOUNT                  SUB-ACCOUNT
                                  --------------------------- ------------------------------- --------------------------
                                      2012          2011            2012          2011            2012          2011
                                  ------------- -------------   ------------  ------------    ------------  ------------

Units beginning of year..........       386,576       263,278         90,701        59,248         269,560       191,073
Units issued and transferred
   from other funding options....       196,181       169,091         54,503        55,449         104,364       100,143
Units redeemed and transferred to
   other funding options.........      (43,609)      (45,793)       (18,797)      (23,996)        (25,744)      (21,656)
                                  ------------- -------------   ------------  ------------    ------------  ------------
Units end of year................       539,148       386,576        126,407        90,701         348,180       269,560
                                  ============= =============   ============  ============    ============  ============


                                   INVESCO V.I. VAN KAMPEN     INVESCO V.I. VAN KAMPEN     INVESCO V.I. VAN KAMPEN
                                       AMERICAN VALUE             EQUITY AND INCOME           GROWTH AND INCOME
                                         SUB-ACCOUNT                 SUB-ACCOUNT                 SUB-ACCOUNT
                                  -------------------------- --------------------------- --------------------------
                                      2012          2011          2012         2011          2012          2011
                                  ------------  ------------ ------------- ------------- ------------  ------------

Units beginning of year..........      101,338        70,831       845,034       666,981      504,168       413,378
Units issued and transferred
   from other funding options....       34,164        39,751       171,876       241,551      127,748       131,849
Units redeemed and transferred to
   other funding options.........     (17,761)       (9,244)     (123,049)      (63,498)     (55,178)      (41,059)
                                  ------------  ------------ ------------- ------------- ------------  ------------
Units end of year................      117,741       101,338       893,861       845,034      576,738       504,168
                                  ============  ============ ============= ============= ============  ============

                                      LMPVET CLEARBRIDGE         LMPVET CLEARBRIDGE      LMPVET CLEARBRIDGE VARIABLE
                                  VARIABLE AGGRESSIVE GROWTH    VARIABLE APPRECIATION       EQUITY INCOME BUILDER
                                          SUB-ACCOUNT                SUB-ACCOUNT                 SUB-ACCOUNT
                                  --------------------------- -------------------------- ---------------------------
                                       2012          2011         2012          2011          2012          2011
                                   ------------  ------------ ------------  ------------  ------------  ------------

Units beginning of year..........       835,117       874,318      443,325       355,526       779,019       636,572
Units issued and transferred
   from other funding options....       101,905       140,248      124,230       133,958       175,087       198,428
Units redeemed and transferred to
   other funding options.........     (152,695)     (179,449)     (86,420)      (46,159)     (221,495)      (55,981)
                                   ------------  ------------ ------------  ------------  ------------  ------------
Units end of year................       784,327       835,117      481,135       443,325       732,611       779,019
                                   ============  ============ ============  ============  ============  ============


                                  LMPVET CLEARBRIDGE VARIABLE     LMPVET CLEARBRIDGE         LMPVET CLEARBRIDGE
                                   FUNDAMENTAL ALL CAP VALUE   VARIABLE LARGE CAP GROWTH  VARIABLE LARGE CAP VALUE
                                          SUB-ACCOUNT                 SUB-ACCOUNT                SUB-ACCOUNT
                                  --------------------------- -------------------------- --------------------------
                                      2012          2011          2012          2011         2012          2011
                                  ------------  ------------  ------------  ------------ ------------  ------------

Units beginning of year..........      229,103       213,926        20,667        27,095       67,445        72,008
Units issued and transferred
   from other funding options....       28,042        44,398            54         1,196        8,726        14,949
Units redeemed and transferred to
   other funding options.........     (67,464)      (29,221)       (2,273)       (7,624)     (55,906)      (19,512)
                                  ------------  ------------  ------------  ------------ ------------  ------------
Units end of year................      189,681       229,103        18,448        20,667       20,265        67,445
                                  ============  ============  ============  ============ ============  ============

(a) For the period May 2, 2011 to December 31, 2011.
(b) For the period April 30, 2012 to December 31, 2012.
(c) For the period November 12, 2012 to December 31, 2012.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
              NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



7. SCHEDULES OF UNITS -- (CONTINUED)
   FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011:


                                      LMPVET CLEARBRIDGE       LMPVET INVESTMENT COUNSEL  LMPVET VARIABLE LIFESTYLE
                                   VARIABLE SMALL CAP GROWTH   VARIABLE SOCIAL AWARENESS       ALLOCATION 50%
                                          SUB-ACCOUNT                 SUB-ACCOUNT                SUB-ACCOUNT
                                  --------------------------- -------------------------- --------------------------
                                       2012          2011         2012          2011         2012          2011
                                  ------------- ------------- ------------  ------------ ------------  ------------

Units beginning of year..........       167,508       165,716          345           347      127,101        79,754
Units issued and transferred
   from other funding options....        62,690        52,594           --            --       47,258        54,638
Units redeemed and transferred to
   other funding options.........      (62,474)      (50,802)          (1)           (2)     (33,911)       (7,291)
                                  ------------- ------------- ------------  ------------ ------------  ------------
Units end of year................       167,724       167,508          344           345      140,448       127,101
                                  ============= ============= ============  ============ ============  ============


                                   LMPVET VARIABLE LIFESTYLE LMPVET VARIABLE LIFESTYLE  LMPVIT WESTERN ASSET VARIABLE
                                        ALLOCATION 70%            ALLOCATION 85%           GLOBAL HIGH YIELD BOND
                                          SUB-ACCOUNT               SUB-ACCOUNT                  SUB-ACCOUNT
                                  -------------------------- -------------------------- -----------------------------
                                      2012          2011         2012          2011           2012          2011
                                  ------------  ------------ ------------  ------------   ------------  ------------

Units beginning of year..........       14,235        15,765       68,995        65,013        340,720       292,566
Units issued and transferred
   from other funding options....          194           189       11,587         5,522        118,440        97,796
Units redeemed and transferred to
   other funding options.........      (1,916)       (1,719)      (8,550)       (1,540)       (79,342)      (49,642)
                                  ------------  ------------ ------------  ------------   ------------  ------------
Units end of year................       12,513        14,235       72,032        68,995        379,818       340,720
                                  ============  ============ ============  ============   ============  ============

                                   MIST ALLIANCEBERNSTEIN GLOBAL      MIST AMERICAN FUNDS
                                        DYNAMIC ALLOCATION            BALANCED ALLOCATION      MIST AMERICAN FUNDS BOND
                                            SUB-ACCOUNT                   SUB-ACCOUNT                 SUB-ACCOUNT
                                   ----------------------------- ---------------------------- ---------------------------
                                        2012         2011 (a)         2012          2011           2012          2011
                                    ------------  -------------  -------------  ------------- -------------  ------------

Units beginning of year...........     7,184,466             --     18,410,307     15,380,031     2,370,898     1,832,374
Units issued and transferred
   from other funding options.....     5,627,107      7,267,582      1,223,287      4,543,964       825,612     1,151,408
Units redeemed and transferred to
   other funding options..........     (587,933)       (83,116)    (1,360,032)    (1,513,688)     (642,901)     (612,884)
                                    ------------  -------------  -------------  ------------- -------------  ------------
Units end of year.................    12,223,640      7,184,466     18,273,562     18,410,307     2,553,609     2,370,898
                                    ============  =============  =============  ============= =============  ============


                                   MIST AMERICAN FUNDS GROWTH                                  MIST AMERICAN FUNDS
                                           ALLOCATION          MIST AMERICAN FUNDS GROWTH         INTERNATIONAL
                                           SUB-ACCOUNT                 SUB-ACCOUNT                 SUB-ACCOUNT
                                   --------------------------- --------------------------- ---------------------------
                                        2012          2011         2012           2011         2012           2011
                                   -------------  ------------ -------------  ------------ ------------- -------------

Units beginning of year...........     9,221,546     8,923,152     4,523,749     4,189,234     2,377,498     1,972,696
Units issued and transferred
   from other funding options.....       915,760     1,819,648     1,020,011     2,432,707       249,187     1,155,811
Units redeemed and transferred to
   other funding options..........   (1,094,263)   (1,521,254)     (857,607)   (2,098,192)     (386,324)     (751,009)
                                   -------------  ------------ -------------  ------------ ------------- -------------
Units end of year.................     9,043,043     9,221,546     4,686,153     4,523,749     2,240,361     2,377,498
                                   =============  ============ =============  ============ ============= =============

                                       MIST AMERICAN FUNDS           MIST AQR GLOBAL          MIST BLACKROCK GLOBAL
                                       MODERATE ALLOCATION            RISK BALANCED            TACTICAL STRATEGIES
                                           SUB-ACCOUNT                 SUB-ACCOUNT                 SUB-ACCOUNT
                                   --------------------------- --------------------------- ---------------------------
                                        2012          2011         2012         2011 (a)        2012        2011 (a)
                                   -------------  ------------ ------------  ------------- -------------  ------------

Units beginning of year...........    10,953,176     9,495,753    8,143,593             --    13,813,399            --
Units issued and transferred
   from other funding options.....       579,522     2,867,751    8,024,904      8,249,051    11,930,835    13,990,303
Units redeemed and transferred to
   other funding options..........     (824,948)   (1,410,328)    (658,130)      (105,458)   (1,497,260)     (176,904)
                                   -------------  ------------ ------------  ------------- -------------  ------------
Units end of year.................    10,707,750    10,953,176   15,510,367      8,143,593    24,246,974    13,813,399
                                   =============  ============ ============  ============= =============  ============


                                                                     MIST BLACKROCK            MIST CLARION GLOBAL
                                    MIST BLACKROCK HIGH YIELD        LARGE CAP CORE                REAL ESTATE
                                           SUB-ACCOUNT                 SUB-ACCOUNT                 SUB-ACCOUNT
                                   --------------------------- --------------------------- ---------------------------
                                        2012          2011         2012          2011          2012           2011
                                   -------------  ------------ ------------  ------------- -------------  ------------

Units beginning of year...........       887,783       683,030      145,676        124,511     1,301,495     1,179,259
Units issued and transferred
   from other funding options.....       283,265       650,848       66,941        124,113       223,553       319,770
Units redeemed and transferred to
   other funding options..........     (248,318)     (446,095)     (70,893)      (102,948)     (206,189)     (197,534)
                                   -------------  ------------ ------------  ------------- -------------  ------------
Units end of year.................       922,730       887,783      141,724        145,676     1,318,859     1,301,495
                                   =============  ============ ============  ============= =============  ============

                                                                                                                       MIST INVESCO
                                                                   MIST GOLDMAN SACHS          MIST HARRIS OAKMARK     BALANCED-RISK
                                   MIST DREMAN SMALL CAP VALUE        MID CAP VALUE               INTERNATIONAL         ALLOCATION
                                           SUB-ACCOUNT                 SUB-ACCOUNT                 SUB-ACCOUNT          SUB-ACCOUNT
                                   --------------------------- --------------------------- --------------------------- -------------
                                       2012          2011          2012           2011         2012           2011       2012 (b)
                                   ------------  ------------- ------------- ------------- -------------  ------------ -------------

Units beginning of year...........      286,347        284,366     1,252,452     1,066,656     2,793,398     2,431,947           --
Units issued and transferred
   from other funding options.....       23,328         50,373       147,747       409,564       328,117       810,463   24,943,298
Units redeemed and transferred to
   other funding options..........     (32,385)       (48,392)     (208,573)     (223,768)     (600,029)     (449,012)  (1,722,627)
                                   ------------  ------------- ------------- ------------- -------------  ------------ -------------
Units end of year.................      277,290        286,347     1,191,626     1,252,452     2,521,486     2,793,398   23,220,671
                                   ============  ============= ============= ============= =============  ============ =============




                                     MIST INVESCO SMALL CAP         MIST JANUS FORTY
                                       GROWTH SUB-ACCOUNT              SUB-ACCOUNT
                                   --------------------------- ---------------------------
                                       2012          2011          2012          2011
                                   ------------  ------------- ------------  -------------

Units beginning of year...........    1,263,477      1,207,424       59,926         51,705
Units issued and transferred
   from other funding options.....      232,854        339,517       24,606         24,098
Units redeemed and transferred to
   other funding options..........    (198,701)      (283,464)     (14,768)       (15,877)
                                   ------------  ------------- ------------  -------------
Units end of year.................    1,297,630      1,263,477       69,764         59,926
                                   ============  ============= ============  =============

(a) For the period May 2, 2011 to December 31, 2011.
(b) For the period April 30, 2012 to December 31, 2012.
(c) For the period November 12, 2012 to December 31, 2012.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
              NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



7. SCHEDULES OF UNITS -- (CONTINUED)
   FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011:


                                                                 MIST
                                                               JPMORGAN
                                        MIST JENNISON        GLOBAL ACTIVE MIST LEGG MASON CLEARBRIDGE    MIST LOOMIS SAYLES
                                      LARGE CAP EQUITY        ALLOCATION        AGGRESSIVE GROWTH           GLOBAL MARKETS
                                         SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT                SUB-ACCOUNT
                                  -------------------------- ------------- --------------------------- --------------------------
                                      2012          2011       2012 (b)         2012          2011         2012          2011
                                  ------------  ------------ ------------- ------------- ------------- ------------  ------------

Units beginning of year..........      429,000       388,630           --      2,990,808     1,609,764    1,418,112     1,189,310
Units issued and transferred
   from other funding options....      113,864       125,405   16,432,006        620,995     1,859,480      313,470       458,058
Units redeemed and transferred to
   other funding options.........    (104,079)      (85,035)    (361,976)      (537,392)     (478,436)    (232,380)     (229,256)
                                  ------------  ------------ ------------- ------------- ------------- ------------  ------------
Units end of year................      438,785       429,000   16,070,030      3,074,411     2,990,808    1,499,202     1,418,112
                                  ============  ============ ============= ============= ============= ============  ============




                                    MIST LORD ABBETT BOND
                                          DEBENTURE          MIST LORD ABBETT MID CAP
                                         SUB-ACCOUNT             VALUE SUB-ACCOUNT
                                  -------------------------- --------------------------
                                      2012          2011         2012          2011
                                  ------------  ------------ ------------  ------------

Units beginning of year..........    1,223,138     1,296,840      665,042       604,334
Units issued and transferred
   from other funding options....       98,940       118,231       79,752       209,563
Units redeemed and transferred to
   other funding options.........    (141,885)     (191,933)    (108,829)     (148,855)
                                  ------------  ------------ ------------  ------------
Units end of year................    1,180,193     1,223,138      635,965       665,042
                                  ============  ============ ============  ============

                                     MIST MET/EATON VANCE          MIST MET/FRANKLIN         MIST MET/FRANKLIN
                                         FLOATING RATE         LOW DURATIONTOTAL RETURN        MUTUAL SHARES
                                          SUB-ACCOUNT                 SUB-ACCOUNT               SUB-ACCOUNT
                                  --------------------------- -------------------------- --------------------------
                                       2012          2011         2012        2011 (a)       2012          2011
                                  ------------- ------------- ------------  ------------ ------------  ------------

Units beginning of year..........       320,769        94,043      675,591            --    1,581,607     1,266,010
Units issued and transferred
   from other funding options....       118,862       309,215      357,425       729,908      343,579       614,776
Units redeemed and transferred to
   other funding options.........      (84,719)      (82,489)    (183,416)      (54,317)    (251,035)     (299,179)
                                  ------------- ------------- ------------  ------------ ------------  ------------
Units end of year................       354,912       320,769      849,600       675,591    1,674,151     1,581,607
                                  ============= ============= ============  ============ ============  ============


                                  MIST MET/FRANKLIN TEMPLETON                                MIST MET/TEMPLETON
                                       FOUNDING STRATEGY      MIST MET/TEMPLETON GROWTH      INTERNATIONAL BOND
                                          SUB-ACCOUNT                SUB-ACCOUNT                 SUB-ACCOUNT
                                  --------------------------- -------------------------- ---------------------------
                                      2012          2011          2012          2011          2012          2011
                                  ------------  ------------  ------------  ------------ ------------- -------------

Units beginning of year..........    4,065,830     3,720,360       285,820       125,220       408,693       285,820
Units issued and transferred
   from other funding options....      338,483     1,265,482        39,575       196,784       157,687       455,297
Units redeemed and transferred to
   other funding options.........    (740,434)     (920,012)      (46,203)      (36,184)     (188,151)     (332,424)
                                  ------------  ------------  ------------  ------------ ------------- -------------
Units end of year................    3,663,879     4,065,830       279,192       285,820       378,229       408,693
                                  ============  ============  ============  ============ ============= =============

                                     MIST METLIFE AGGRESSIVE      MIST METLIFE BALANCED       MIST METLIFE BALANCED
                                            STRATEGY                      PLUS                      STRATEGY
                                           SUB-ACCOUNT                 SUB-ACCOUNT                 SUB-ACCOUNT
                                   --------------------------- --------------------------- ---------------------------
                                        2012          2011         2012        2011 (a)        2012           2011
                                   -------------  ------------ ------------  ------------- -------------  ------------

Units beginning of year...........     7,606,508     6,701,246   14,646,924             --    43,671,537    39,926,731
Units issued and transferred
   from other funding options.....       519,806     1,567,916   10,925,988     14,893,997     2,299,777     9,671,872
Units redeemed and transferred to
   other funding options..........     (754,222)     (662,654)  (1,108,696)      (247,073)   (4,049,802)   (5,927,066)
                                   -------------  ------------ ------------  ------------- -------------  ------------
Units end of year.................     7,372,092     7,606,508   24,464,216     14,646,924    41,921,512    43,671,537
                                   =============  ============ ============  ============= =============  ============


                                     MIST METLIFE DEFENSIVE        MIST METLIFE GROWTH        MIST METLIFE MODERATE
                                            STRATEGY                    STRATEGY                    STRATEGY
                                           SUB-ACCOUNT                 SUB-ACCOUNT                 SUB-ACCOUNT
                                   --------------------------- --------------------------- ---------------------------
                                       2012           2011          2012          2011         2012          2011
                                   ------------- -------------  ------------  ------------ ------------  -------------

Units beginning of year...........    15,428,507    13,403,026    32,058,417    33,700,218   23,395,250     21,317,528
Units issued and transferred
   from other funding options.....     2,227,597     5,533,244     1,507,394     2,534,301    2,193,888      5,845,834
Units redeemed and transferred to
   other funding options..........   (2,102,221)   (3,507,763)   (3,383,972)   (4,176,102)  (2,885,928)    (3,768,112)
                                   ------------- -------------  ------------  ------------ ------------  -------------
Units end of year.................    15,553,883    15,428,507    30,181,839    32,058,417   22,703,210     23,395,250
                                   ============= =============  ============  ============ ============  =============

                                    MIST METLIFE
                                     MULTI-INDEX        MIST MFS EMERGING           MIST MFS RESEARCH
                                    TARGETED RISK        MARKETS EQUITY               INTERNATIONAL
                                     SUB-ACCOUNT           SUB-ACCOUNT                 SUB-ACCOUNT
                                   -------------- ---------------------------- ---------------------------
                                      2012 (c)         2012          2011          2012           2011
                                   --------------  ------------  ------------- ------------- -------------

Units beginning of year...........            --      3,451,214      2,973,091     2,524,699     2,550,733
Units issued and transferred
   from other funding options.....       630,361        559,631      1,081,249       359,848       387,803
Units redeemed and transferred to
   other funding options..........          (48)      (615,988)      (603,126)     (355,411)     (413,837)
                                   --------------  ------------  ------------- ------------- -------------
Units end of year.................       630,313      3,394,857      3,451,214     2,529,136     2,524,699
                                   ==============  ============  ============= ============= =============


                                                                   MIST MORGAN STANLEY        MIST PIMCO INFLATION
                                        MIST MLA MID CAP             MID CAP GROWTH              PROTECTED BOND
                                           SUB-ACCOUNT                 SUB-ACCOUNT                 SUB-ACCOUNT
                                   --------------------------- --------------------------- ---------------------------
                                       2012           2011          2012          2011         2012           2011
                                   ------------  ------------- -------------  ------------ ------------  -------------

Units beginning of year...........      911,894        889,934       400,721       319,793    6,796,818      6,064,219
Units issued and transferred
   from other funding options.....      118,584        212,213       196,726       157,424    1,303,167      2,640,911
Units redeemed and transferred to
   other funding options..........    (149,338)      (190,253)      (75,417)      (76,496)  (1,500,674)    (1,908,312)
                                   ------------  ------------- -------------  ------------ ------------  -------------
Units end of year.................      881,140        911,894       522,030       400,721    6,599,311      6,796,818
                                   ============  ============= =============  ============ ============  =============

(a) For the period May 2, 2011 to December 31, 2011.
(b) For the period April 30, 2012 to December 31, 2012.
(c) For the period November 12, 2012 to December 31, 2012.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
              NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



7. SCHEDULES OF UNITS -- (CONTINUED)
   FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011:




                                                                                              MIST PIONEER STRATEGIC
                                     MIST PIMCO TOTAL RETURN         MIST PIONEER FUND                INCOME
                                           SUB-ACCOUNT                  SUB-ACCOUNT                 SUB-ACCOUNT
                                   --------------------------- ---------------------------- ---------------------------
                                       2012           2011          2012          2011           2012          2011
                                   ------------  ------------- -------------  ------------- -------------  ------------

Units beginning of year...........   11,646,547     10,454,551       494,645        359,148     1,593,453     1,367,570
Units issued and transferred
   from other funding options.....    1,997,841      4,233,067       162,045        200,318       843,909       979,759
Units redeemed and transferred to
   other funding options..........  (2,524,787)    (3,041,071)      (72,400)       (64,821)     (385,607)     (753,876)
                                   ------------  ------------- -------------  ------------- -------------  ------------
Units end of year.................   11,119,601     11,646,547       584,290        494,645     2,051,755     1,593,453
                                   ============  ============= =============  ============= =============  ============


                                                                                               MIST
                                                                                             SCHRODERS
                                     MIST PYRAMIS GOVERNMENT                                  GLOBAL
                                             INCOME                MIST RCM TECHNOLOGY      MULTI-ASSET
                                           SUB-ACCOUNT                 SUB-ACCOUNT          SUB-ACCOUNT
                                   --------------------------- --------------------------- ------------
                                        2012        2011 (a)       2012           2011       2012 (b)
                                   -------------  ------------ -------------  ------------ ------------

Units beginning of year...........     2,488,756            --     1,747,761     1,538,256           --
Units issued and transferred
   from other funding options.....     3,357,938     2,729,175       257,934       609,471    6,469,173
Units redeemed and transferred to
   other funding options..........     (801,822)     (240,419)     (293,052)     (399,966)    (364,898)
                                   -------------  ------------ -------------  ------------ ------------
Units end of year.................     5,044,872     2,488,756     1,712,643     1,747,761    6,104,275
                                   =============  ============ =============  ============ ============

                                    MIST SSGA GROWTH AND                                   MIST T. ROWE PRICE
                                         INCOME ETF            MIST SSGA GROWTH ETF          LARGE CAP VALUE
                                         SUB-ACCOUNT                SUB-ACCOUNT                SUB-ACCOUNT
                                  -------------------------- -------------------------- --------------------------
                                      2012          2011         2012          2011         2012          2011
                                  ------------  ------------ ------------  ------------ ------------  ------------

Units beginning of year..........    7,252,539     5,120,998    2,753,892     2,069,545      890,340       895,811
Units issued and transferred
   from other funding options....    1,151,770     2,787,471      423,631     1,241,267       69,079       149,227
Units redeemed and transferred to
   other funding options.........    (804,165)     (655,930)    (319,817)     (556,920)    (138,684)     (154,698)
                                  ------------  ------------ ------------  ------------ ------------  ------------
Units end of year................    7,600,144     7,252,539    2,857,706     2,753,892      820,735       890,340
                                  ============  ============ ============  ============ ============  ============


                                      MIST T. ROWE PRICE         MIST THIRD AVENUE
                                        MID CAP GROWTH            SMALL CAP VALUE       MIST TURNER MID CAP GROWTH
                                          SUB-ACCOUNT               SUB-ACCOUNT                 SUB-ACCOUNT
                                  -------------------------- -------------------------- ---------------------------
                                      2012          2011         2012          2011          2012          2011
                                  ------------  ------------ ------------  ------------  ------------  ------------

Units beginning of year..........    3,143,062     3,007,799    1,787,164     1,827,679       645,708       626,129
Units issued and transferred
   from other funding options....      628,213     1,034,770      110,808       357,693        86,820       144,138
Units redeemed and transferred to
   other funding options.........    (472,183)     (899,507)    (214,821)     (398,208)     (102,536)     (124,559)
                                  ------------  ------------ ------------  ------------  ------------  ------------
Units end of year................    3,299,092     3,143,062    1,683,151     1,787,164       629,992       645,708
                                  ============  ============ ============  ============  ============  ============

                                                                   MSF BAILLIE GIFFORD        MSF BARCLAYS CAPITAL
                                    MIST VAN KAMPEN COMSTOCK       INTERNATIONAL STOCK        AGGREGATE BOND INDEX
                                           SUB-ACCOUNT                 SUB-ACCOUNT                 SUB-ACCOUNT
                                   --------------------------- --------------------------- ---------------------------
                                        2012          2011         2012           2011          2012          2011
                                   -------------  ------------ ------------  ------------- -------------  ------------

Units beginning of year...........     1,903,918     1,797,581       23,770         23,843       576,848       373,923
Units issued and transferred
   from other funding options.....       207,534       393,882        2,970          1,959       435,693       367,725
Units redeemed and transferred to
   other funding options..........     (294,031)     (287,545)      (3,851)        (2,032)     (215,018)     (164,800)
                                   -------------  ------------ ------------  ------------- -------------  ------------
Units end of year.................     1,817,421     1,903,918       22,889         23,770       797,523       576,848
                                   =============  ============ ============  ============= =============  ============


                                                                  MSF BLACKROCK LEGACY
                                    MSF BLACKROCK BOND INCOME       LARGE CAP GROWTH       MSF BLACKROCK MONEY MARKET
                                           SUB-ACCOUNT                 SUB-ACCOUNT                 SUB-ACCOUNT
                                   --------------------------- --------------------------- ---------------------------
                                       2012           2011         2012          2011          2012           2011
                                   -------------  ------------ ------------  ------------- -------------  ------------

Units beginning of year...........       163,488       164,695      101,568         99,815     8,260,359     7,275,363
Units issued and transferred
   from other funding options.....        34,640        43,753       29,137         30,758     5,928,816     9,222,736
Units redeemed and transferred to
   other funding options..........      (34,724)      (44,960)     (11,999)       (29,005)   (6,434,067)   (8,237,740)
                                   -------------  ------------ ------------  ------------- -------------  ------------
Units end of year.................       163,404       163,488      118,706        101,568     7,755,108     8,260,359
                                   =============  ============ ============  ============= =============  ============


                                   MSF DAVIS VENTURE VALUE      MSF FI VALUE LEADERS         MSF JENNISON GROWTH
                                         SUB-ACCOUNT                 SUB-ACCOUNT                 SUB-ACCOUNT
                                  -------------------------- --------------------------- --------------------------
                                      2012          2011         2012          2011          2012          2011
                                  ------------ ------------- ------------  ------------- ------------  ------------

Units beginning of year..........    5,061,770     5,003,488       24,558         28,620    2,364,504     2,297,452
Units issued and transferred
   from other funding options....      333,704       916,543        3,332          4,539    1,617,760       548,877
Units redeemed and transferred to
   other funding options.........    (705,211)     (858,261)      (6,917)        (8,601)    (537,223)     (481,825)
                                  ------------ ------------- ------------  ------------- ------------  ------------
Units end of year................    4,690,263     5,061,770       20,973         24,558    3,445,041     2,364,504
                                  ============ ============= ============  ============= ============  ============


                                    MSF LOOMIS SAYLES SMALL  MSF LOOMIS SAYLES SMALL CAP  MSF MET/ARTISAN MID CAP
                                           CAP CORE                    GROWTH                      VALUE
                                          SUB-ACCOUNT                SUB-ACCOUNT                SUB-ACCOUNT
                                  -------------------------- --------------------------- --------------------------
                                      2012          2011         2012          2011          2012          2011
                                  ------------  ------------ ------------  ------------  ------------  ------------

Units beginning of year..........       19,871        12,163       37,629        36,721       996,981     1,036,170
Units issued and transferred
   from other funding options....        5,291        12,419        3,317        19,466        80,864       115,958
Units redeemed and transferred to
   other funding options.........      (2,219)       (4,711)      (5,468)      (18,558)     (130,317)     (155,147)
                                  ------------  ------------ ------------  ------------  ------------  ------------
Units end of year................       22,943        19,871       35,478        37,629       947,528       996,981
                                  ============  ============ ============  ============  ============  ============

(a) For the period May 2, 2011 to December 31, 2011.
(b) For the period April 30, 2012 to December 31, 2012.
(c) For the period November 12, 2012 to December 31, 2012.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
              NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



7. SCHEDULES OF UNITS -- (CONTINUED)
   FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011:


                                      MSF MET/DIMENSIONAL      MSF METLIFE CONSERVATIVE   MSF METLIFE CONSERVATIVE TO
                                  INTERNATIONAL SMALL COMPANY         ALLOCATION              MODERATE ALLOCATION
                                          SUB-ACCOUNT                 SUB-ACCOUNT                 SUB-ACCOUNT
                                  --------------------------- --------------------------- ---------------------------
                                       2012          2011          2012          2011         2012           2011
                                   ------------  ------------ -------------  ------------ ------------- -------------

Units beginning of year..........       207,878       126,878       187,588       188,539       147,155       189,647
Units issued and transferred
   from other funding options....        27,015       121,741        27,809        28,166        46,858        13,769
Units redeemed and transferred to
   other funding options.........      (45,905)      (40,741)      (38,063)      (29,117)      (46,127)      (56,261)
                                   ------------  ------------ -------------  ------------ ------------- -------------
Units end of year................       188,988       207,878       177,334       187,588       147,886       147,155
                                   ============  ============ =============  ============ ============= =============


                                     MSF METLIFE MID CAP       MSF METLIFE MODERATE       MSF METLIFE MODERATE TO
                                         STOCK INDEX                ALLOCATION             AGGRESSIVE ALLOCATION
                                         SUB-ACCOUNT                SUB-ACCOUNT                 SUB-ACCOUNT
                                  -------------------------- -------------------------- ---------------------------
                                      2012          2011         2012          2011         2012           2011
                                  ------------  ------------ ------------  ------------ ------------- -------------

Units beginning of year..........      252,800       172,234    1,538,379     1,507,770       632,509       822,307
Units issued and transferred
   from other funding options....       51,693       136,387      107,616       205,459        33,899        56,037
Units redeemed and transferred to
   other funding options.........     (48,278)      (55,821)    (144,883)     (174,850)      (79,408)     (245,835)
                                  ------------  ------------ ------------  ------------ ------------- -------------
Units end of year................      256,215       252,800    1,501,112     1,538,379       587,000       632,509
                                  ============  ============ ============  ============ ============= =============


                                    MSF METLIFE STOCK INDEX     MSF MFS TOTAL RETURN           MSF MFS VALUE
                                          SUB-ACCOUNT                SUB-ACCOUNT                SUB-ACCOUNT
                                  -------------------------- -------------------------- --------------------------
                                      2012          2011         2012          2011         2012          2011
                                  ------------  ------------ ------------  ------------ ------------  ------------

Units beginning of year..........    2,700,737     2,472,007      203,240       211,123      308,939       294,312
Units issued and transferred
   from other funding options....      434,896       597,345       23,201        38,460       25,740        78,643
Units redeemed and transferred to
   other funding options.........    (393,123)     (368,615)     (28,898)      (46,343)     (50,190)      (64,016)
                                  ------------  ------------ ------------  ------------ ------------  ------------
Units end of year................    2,742,510     2,700,737      197,543       203,240      284,489       308,939
                                  ============  ============ ============  ============ ============  ============


                                           MSF MSCI              MSF NEUBERGER BERMAN           MSF OPPENHEIMER
                                          EAFE INDEX                    GENESIS                  GLOBAL EQUITY
                                          SUB-ACCOUNT                 SUB-ACCOUNT                 SUB-ACCOUNT
                                  --------------------------- --------------------------- ---------------------------
                                       2012          2011          2012          2011          2012          2011
                                  -------------  ------------ -------------  ------------ -------------  ------------

Units beginning of year..........       348,616       235,893         1,729           962        49,295        42,345
Units issued and transferred
   from other funding options....       111,767       165,128         5,149         6,538         5,647        14,484
Units redeemed and transferred to
   other funding options.........      (69,285)      (52,405)          (81)       (5,771)      (10,352)       (7,534)
                                  -------------  ------------ -------------  ------------ -------------  ------------
Units end of year................       391,098       348,616         6,797         1,729        44,590        49,295
                                  =============  ============ =============  ============ =============  ============


                                                                    MSF T. ROWE PRICE           MSF T. ROWE PRICE
                                     MSF RUSSELL 2000 INDEX         LARGE CAP GROWTH            SMALL CAP GROWTH
                                           SUB-ACCOUNT                 SUB-ACCOUNT                 SUB-ACCOUNT
                                   --------------------------- --------------------------- ---------------------------
                                       2012          2011          2012           2011         2012           2011
                                   ------------  ------------- -------------  ------------ ------------  -------------

Units beginning of year...........      315,875        181,098        58,056        62,021       30,187         38,322
Units issued and transferred
   from other funding options.....       84,083        205,362         1,601         1,733        1,026          2,055
Units redeemed and transferred to
   other funding options..........     (98,138)       (70,585)       (5,924)       (5,698)      (5,913)       (10,190)
                                   ------------  ------------- -------------  ------------ ------------  -------------
Units end of year.................      301,820        315,875        53,733        58,056       25,300         30,187
                                   ============  ============= =============  ============ ============  =============


                                                                     MSF WESTERN ASSET
                                   MSF VAN ECK GLOBAL NATURAL    MANAGEMENT STRATEGIC BOND       MSF WESTERN ASSET
                                            RESOURCES                  OPPORTUNITIES        MANAGEMENT U.S. GOVERNMENT
                                           SUB-ACCOUNT                  SUB-ACCOUNT                 SUB-ACCOUNT
                                   --------------------------- ---------------------------- ---------------------------
                                       2012           2011          2012          2011          2012           2011
                                   ------------  -------------  ------------  ------------- -------------  ------------

Units beginning of year...........      429,221        356,898         1,172          1,181     1,651,952     1,601,209
Units issued and transferred
   from other funding options.....      131,097        352,549            29              4       435,180       905,342
Units redeemed and transferred to
   other funding options..........     (97,142)      (280,226)           (4)           (13)     (280,975)     (854,599)
                                   ------------  -------------  ------------  ------------- -------------  ------------
Units end of year.................      463,176        429,221         1,197          1,172     1,806,157     1,651,952
                                   ============  =============  ============  ============= =============  ============

                                  OPPENHEIMER VA MAIN STREET
                                       SMALL- & MID-CAP         PIMCO VIT HIGH YIELD      PIMCO VIT LOW DURATION
                                          SUB-ACCOUNT                SUB-ACCOUNT                SUB-ACCOUNT
                                  -------------------------- -------------------------- --------------------------
                                      2012          2011         2012          2011         2012          2011
                                  ------------  ------------ ------------  ------------ ------------  ------------

Units beginning of year..........      196,463       169,474        8,741         8,203       12,537        12,187
Units issued and transferred
   from other funding options....       30,868        50,759           32           781        1,034           816
Units redeemed and transferred to
   other funding options.........     (25,888)      (23,770)        (805)         (243)        (378)         (466)
                                  ------------  ------------ ------------  ------------ ------------  ------------
Units end of year................      201,443       196,463        7,968         8,741       13,193        12,537
                                  ============  ============ ============  ============ ============  ============


                                     PIONEER VCT EMERGING       PIONEER VCT
                                            MARKETS            EQUITY INCOME  PIONEER VCT MID CAP VALUE
                                          SUB-ACCOUNT           SUB-ACCOUNT          SUB-ACCOUNT
                                  --------------------------- -------------- ---------------------------
                                       2012          2011          2012           2012          2011
                                  -------------  ------------ -------------- -------------  ------------

Units beginning of year..........           972         2,553            --         52,079        46,503
Units issued and transferred
   from other funding options....           152            24           422         13,897        11,916
Units redeemed and transferred to
   other funding options.........           (4)       (1,605)          (11)       (10,927)       (6,340)
                                  -------------  ------------ -------------- -------------  ------------
Units end of year................         1,120           972           411         55,049        52,079
                                  =============  ============ ============== =============  ============

(a) For the period May 2, 2011 to December 31, 2011.
(b) For the period April 30, 2012 to December 31, 2012.
(c) For the period November 12, 2012 to December 31, 2012.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
              NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



7. SCHEDULES OF UNITS -- (CONCLUDED)
   FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011:



                             PIONEER VCT REAL ESTATE SHARES   PUTNAM VT EQUITY INCOME   PUTNAM VT MULTI-CAP GROWTH
                                       SUB-ACCOUNT                  SUB-ACCOUNT                 SUB-ACCOUNT
                             ------------------------------ --------------------------- --------------------------
                                    2012          2011           2012          2011         2012          2011
                               -------------  ------------  -------------  ------------ ------------  ------------

Units beginning of year.....             404           406          1,060         1,060       24,593        24,393
Units issued and
   transferred from other
   funding options..........              --            --          2,081            --        2,227         4,221
Units redeemed and
   transferred to other
   funding options..........             (1)           (2)             --            --        (664)       (4,021)
                               -------------  ------------  -------------  ------------ ------------  ------------
Units end of year...........             403           404          3,141         1,060       26,156        24,593
                               =============  ============  =============  ============ ============  ============

                                                                                        RUSSELL GLOBAL REAL ESTATE
                               RUSSELL AGGRESSIVE EQUITY        RUSSELL CORE BOND               SECURITIES
                                      SUB-ACCOUNT                  SUB-ACCOUNT                  SUB-ACCOUNT
                              ---------------------------- ---------------------------- ----------------------------
                                  2012           2011          2012           2011          2012           2011
                              -------------  ------------- -------------  ------------- -------------  -------------

Units beginning of year......           285            381         1,788          3,020           258            310
Units issued and
   transferred from other
   funding options...........           157             --         1,075             --            85             --
Units redeemed and
   transferred to other
   funding options...........         (236)           (96)       (1,613)        (1,232)         (128)           (52)
                              -------------  ------------- -------------  ------------- -------------  -------------
Units end of year............           206            285         1,250          1,788           215            258
                              =============  ============= =============  ============= =============  =============

                             RUSSELL MULTI-STYLE EQUITY      RUSSELL NON-U.S.        UIF U.S. REAL ESTATE
                                     SUB-ACCOUNT                SUB-ACCOUNT               SUB-ACCOUNT
                             -------------------------- -------------------------- --------------------------
                                 2012          2011         2012          2011         2012          2011
                             ------------  ------------ ------------  ------------ ------------  ------------

Units beginning of year.....        3,876         3,947        1,335         1,796      125,634       130,897
Units issued and
   transferred from other
   funding options..........        1,888         1,084          752            --       24,747        19,477
Units redeemed and
   transferred to other
   funding options..........      (2,833)       (1,155)      (1,128)         (461)     (35,203)      (24,740)
                             ------------  ------------ ------------  ------------ ------------  ------------
Units end of year...........        2,931         3,876          959         1,335      115,178       125,634
                             ============  ============ ============  ============ ============  ============

(a) For the period May 2, 2011 to December 31, 2011.
(b) For the period April 30, 2012 to December 31, 2012.
(c) For the period November 12, 2012 to December 31, 2012.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
              NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



8. FINANCIAL HIGHLIGHTS


The Company sells a number of variable annuity products which have unique combinations of features and fees, some of which directly affect the unit values of the Sub-Accounts. Differences in the fee structures result in a variety of unit values, expense ratios, and total returns.

The following table is a summary of unit values and units outstanding for the Contracts, net investment income ratios, and expense ratios, excluding expenses for the underlying fund, portfolio, or series for the respective stated periods in the five years ended December 31, 2012:

                                                                   AS OF DECEMBER 31
                                                    ------------------------------------------------
                                                                      UNIT VALUE
                                                                       LOWEST TO            NET
                                                        UNITS         HIGHEST ($)       ASSETS ($)
                                                    ------------   -----------------  --------------
  American Funds Bond Sub-Account             2012       541,160       17.27 - 19.27       9,792,942
     (Commenced 4/28/2008)                    2011       468,099       16.66 - 18.46       8,145,747
                                              2010       375,057       15.96 - 17.57       6,229,519
                                              2009       208,233       15.25 - 16.66       3,287,228
                                              2008       109,249       13.76 - 14.68       1,557,543

  American Funds Global                       2012       762,664       27.66 - 33.12      22,306,755
     Growth Sub-Account                       2011       836,406       23.00 - 27.23      20,206,257
                                              2010       887,906       25.73 - 30.11      23,819,624
                                              2009       893,358       23.47 - 27.15      21,667,917
                                              2008       859,773       16.81 - 19.22      14,802,920

  American Funds Global Small                 2012       137,433       27.85 - 31.78       4,085,561
     Capitalization Sub-Account               2011       129,850       23.96 - 27.10       3,307,363
     (Commenced 2/20/2007                     2010       102,458       30.13 - 33.77       3,265,181
     and began transactions in 2008)          2009        66,754       25.02 - 27.79       1,755,311
                                              2008        34,506       15.77 - 17.36         562,980

  American Funds Growth                       2012       297,526     149.07 - 207.87      49,608,605
     Sub-Account                              2011       308,858     128.88 - 177.66      44,137,061
                                              2010       306,979     137.22 - 186.99      46,146,389
                                              2009       293,272     117.84 - 158.75      37,226,790
                                              2008       245,411      86.15 - 114.72      22,343,828

  American Funds Growth-Income                2012       226,731     101.52 - 133.61      25,000,716
     Sub-Account                              2011       244,111      88.08 - 114.82      23,202,268
                                              2010       262,878      91.44 - 118.07      25,711,939
                                              2009       262,438      83.63 - 106.98      23,238,151
                                              2008       233,938       64.95 - 82.29      15,993,876

  Fidelity VIP Contrafund Sub-Account         2012       396,480       42.13 - 49.54      17,582,368
                                              2011       392,623       36.90 - 43.00      15,117,808
                                              2010       411,753       38.61 - 44.59      16,467,673
                                              2009       407,284       33.58 - 38.44      14,051,178
                                              2008       391,868       25.21 - 28.60      10,108,558

  Fidelity VIP Equity-Income                  2012         4,148       14.76 - 58.82          67,342
     Sub-Account                              2011         4,185       12.79 - 51.02          59,186
                                              2010         4,588       12.88 - 51.45          65,050
                                              2009         4,629       11.37 - 45.45          57,560
                                              2008         3,252        8.88 - 35.52          32,800

  Fidelity VIP Mid Cap Sub-Account            2012       285,127       41.10 - 45.33      12,205,315
                                              2011       232,263       36.47 - 39.95       8,787,231
                                              2010       168,251       41.59 - 45.24       7,230,111
                                              2009       103,331       32.89 - 35.52       3,482,249
                                              2008        63,464       23.92 - 25.28       1,543,057

                                                              FOR THE YEAR ENDED DECEMBER 31
                                                    -----------------------------------------------------
                                                    INVESTMENT(1)   EXPENSE RATIO(2)     TOTAL RETURN(3)
                                                       INCOME           LOWEST TO           LOWEST TO
                                                      RATIO (%)        HIGHEST (%)         HIGHEST (%)
                                                    -------------   ----------------   ------------------
  American Funds Bond Sub-Account             2012       2.63          0.95 - 1.65            3.64 - 4.37
     (Commenced 4/28/2008)                    2011       3.27          0.95 - 1.65            4.37 - 5.11
                                              2010       3.64          0.95 - 1.65            4.70 - 5.44
                                              2009       3.94          0.95 - 1.65          10.76 - 11.54
                                              2008      10.52          1.10 - 1.65      (10.84) - (10.34)

  American Funds Global                       2012       0.90          0.75 - 1.90          20.24 - 21.64
     Growth Sub-Account                       2011       1.30          0.75 - 1.90       (10.60) - (9.56)
                                              2010       1.50          0.75 - 1.90           9.64 - 10.91
                                              2009       1.47          0.75 - 1.90          39.62 - 41.24
                                              2008       2.05          0.75 - 1.90      (39.55) - (38.85)

  American Funds Global Small                 2012       1.34          0.75 - 1.65          16.23 - 17.29
     Capitalization Sub-Account               2011       1.34          0.75 - 1.65      (20.47) - (19.75)
     (Commenced 2/20/2007                     2010       1.82          0.75 - 1.65          20.41 - 21.50
     and began transactions in 2008)          2009       0.35          0.75 - 1.65          58.66 - 60.09
                                              2008         --          0.75 - 1.65      (54.29) - (53.87)

  American Funds Growth                       2012       0.80          0.75 - 1.90           2.02 - 17.01
     Sub-Account                              2011       0.62          0.75 - 1.90        (6.08) - (4.99)
                                              2010       0.75          0.75 - 1.90          16.45 - 17.79
                                              2009       0.70          0.75 - 1.90          36.79 - 38.37
                                              2008       0.95          0.75 - 1.90      (45.03) - (44.39)

  American Funds Growth-Income                2012       1.61          0.95 - 1.90          15.26 - 16.37
     Sub-Account                              2011       1.54          0.95 - 1.90        (3.67) - (2.76)
                                              2010       1.49          0.95 - 1.90           9.33 - 10.37
                                              2009       1.71          0.95 - 1.90          28.77 - 30.00
                                              2008       1.92          0.95 - 1.90      (39.02) - (38.44)

  Fidelity VIP Contrafund Sub-Account         2012       1.29          0.95 - 1.85          14.17 - 15.20
                                              2011       0.93          0.95 - 1.85        (4.42) - (3.56)
                                              2010       1.12          0.95 - 1.85          14.96 - 16.00
                                              2009       1.37          0.95 - 1.85          33.17 - 34.38
                                              2008       0.96          0.95 - 1.85      (43.67) - (43.16)

  Fidelity VIP Equity-Income                  2012       2.98          1.40 - 1.50          15.30 - 15.42
     Sub-Account                              2011       2.22          1.40 - 1.50        (0.84) - (0.74)
                                              2010       1.66          1.40 - 1.50          13.21 - 13.32
                                              2009       2.53          1.40 - 1.50          27.95 - 28.08
                                              2008       2.36          1.40 - 1.50      (43.67) - (43.61)

  Fidelity VIP Mid Cap Sub-Account            2012       0.44          0.95 - 1.65          12.68 - 13.47
                                              2011       0.03          0.95 - 1.65      (12.31) - (11.70)
                                              2010       0.15          0.95 - 1.65          26.47 - 27.36
                                              2009       0.55          0.95 - 1.65          37.46 - 38.43
                                              2008       0.27          1.10 - 1.65      (40.60) - (40.27)

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
              NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



8. FINANCIAL HIGHLIGHTS -- (CONTINUED)


                                                                   AS OF DECEMBER 31
                                                    ------------------------------------------------
                                                                      UNIT VALUE
                                                                       LOWEST TO            NET
                                                        UNITS         HIGHEST ($)       ASSETS ($)
                                                    ------------   -----------------  --------------
  FTVIPT Franklin Income Securities           2012       443,053       48.00 - 59.54      22,861,593
     Sub-Account                              2011       468,933       43.41 - 53.36      21,667,036
                                              2010       476,101       43.19 - 52.61      21,653,665
                                              2009       479,493       39.05 - 47.14      19,547,644
                                              2008       459,807       29.33 - 35.10      14,004,904

  FTVIPT Franklin Small Cap Value             2012       236,169       10.27 - 10.60       2,449,921
     Securities Sub-Account                   2011       145,881         8.81 - 9.04       1,294,931
     (Commenced 2/20/2007 and began           2010        90,395         9.29 - 9.48         845,855
     transactions in 2008)                    2009        47,999         7.36 - 7.46         354,941
                                              2008        22,866         5.78 - 5.83         132,784

  FTVIPT Mutual Shares Securities             2012       165,250       21.60 - 23.61       3,691,282
     Sub-Account                              2011       165,249       19.23 - 20.90       3,272,030
                                              2010       156,210       19.75 - 21.35       3,165,074
                                              2009       133,467       18.06 - 19.41       2,461,513
                                              2008       109,075       14.57 - 15.57       1,616,209

  FTVIPT Templeton Foreign                    2012       641,242       13.70 - 34.33      14,479,882
     Securities Sub-Account                   2011       694,689       11.78 - 29.42      13,424,991
                                              2010       760,888       13.40 - 33.35      16,187,428
                                              2009       822,049       12.56 - 31.17      16,165,177
                                              2008       795,639        9.30 - 23.04      11,284,385

  FTVIPT Templeton Global Bond                2012       539,148       19.15 - 20.69      10,553,746
     Securities Sub-Account                   2011       386,576       16.90 - 18.15       6,669,285
     (Commenced 2/20/2007 and began           2010       263,278       17.30 - 18.48       4,650,975
     transactions in 2008)                    2009       125,265       15.35 - 16.31       1,960,715
                                              2008        46,079       13.13 - 13.66         613,252

  Invesco V.I. Global Real                    2012       126,407         9.03 - 9.26       1,151,349
     Estate Sub-Account                       2011        90,701         7.17 - 7.32         654,763
     (Commenced 11/12/2007                    2010        59,248         7.81 - 7.94         466,105
     and began transactions in 2008)          2009        30,308         6.76 - 6.84         206,250
                                              2008        17,685         5.23 - 5.28          93,156

  Invesco V.I. International Growth           2012       348,180       11.81 - 29.32       9,352,656
     Sub-Account                              2011       269,560       10.36 - 25.68       6,342,135
                                              2010       191,073       11.27 - 27.87       4,879,813
                                              2009       101,307       10.13 - 24.99       2,317,472
                                              2008        54,308        7.59 - 18.26         908,185

  Invesco V.I. Van Kampen American            2012       117,741       11.98 - 12.28       1,422,962
     Value Sub-Account                        2011       101,338       10.39 - 10.60       1,060,497
     (Commenced 2/20/2007 and began           2010        70,831       10.46 - 10.63         745,439
     transactions in 2008)                    2009        38,678         8.69 - 8.80         337,681
                                              2008        18,522         6.34 - 6.39         117,795

  Invesco V.I. Van Kampen Equity and          2012       893,861       16.39 - 17.54      14,999,530
     Income Sub-Account                       2011       845,034       14.83 - 15.75      12,789,403
                                              2010       666,981       15.27 - 16.11      10,357,864
                                              2009       452,666       13.86 - 14.52       6,338,641
                                              2008       366,355       11.50 - 11.97       4,239,538

                                                              FOR THE YEAR ENDED DECEMBER 31
                                                    -----------------------------------------------------
                                                    INVESTMENT(1)   EXPENSE RATIO(2)     TOTAL RETURN(3)
                                                       INCOME           LOWEST TO           LOWEST TO
                                                      RATIO (%)        HIGHEST (%)         HIGHEST (%)
                                                    -------------   ----------------   ------------------
  FTVIPT Franklin Income Securities           2012       6.46          0.95 - 1.85          10.58 - 11.58
     Sub-Account                              2011       5.68          0.95 - 1.85            0.51 - 1.42
                                              2010       6.69          0.95 - 1.85          10.61 - 11.61
                                              2009       8.12          0.95 - 1.85          33.11 - 34.31
                                              2008       5.40          0.95 - 1.85      (30.95) - (30.32)

  FTVIPT Franklin Small Cap Value             2012       0.78          0.95 - 1.50          16.62 - 17.26
     Securities Sub-Account                   2011       0.65          0.95 - 1.50        (5.20) - (4.66)
     (Commenced 2/20/2007 and began           2010       0.69          0.95 - 1.50          26.32 - 27.00
     transactions in 2008)                    2009       1.62          0.95 - 1.50          27.24 - 27.94
                                              2008       1.02          0.95 - 1.50      (34.02) - (33.65)

  FTVIPT Mutual Shares Securities             2012       2.09          1.10 - 1.65          12.36 - 12.99
     Sub-Account                              2011       2.38          1.10 - 1.65        (2.66) - (2.12)
                                              2010       1.60          1.10 - 1.65            9.37 - 9.98
                                              2009       2.00          1.10 - 1.65          23.99 - 24.67
                                              2008       3.26          1.10 - 1.65      (38.14) - (37.80)

  FTVIPT Templeton Foreign                    2012       3.04          1.30 - 1.90          16.00 - 16.94
     Securities Sub-Account                   2011       1.68          1.30 - 1.90      (12.32) - (11.69)
                                              2010       1.90          1.30 - 1.90            6.37 - 7.17
                                              2009       3.08          1.30 - 1.90          34.47 - 35.43
                                              2008       2.36          1.30 - 1.90      (41.51) - (41.07)

  FTVIPT Templeton Global Bond                2012       6.27          0.95 - 1.50          13.34 - 13.97
     Securities Sub-Account                   2011       5.46          0.95 - 1.50        (2.34) - (1.81)
     (Commenced 2/20/2007 and began           2010       1.35          0.95 - 1.50          12.74 - 13.36
     transactions in 2008)                    2009      14.16          0.95 - 1.50          16.91 - 17.56
                                              2008       2.93          1.10 - 1.50            4.62 - 5.04

  Invesco V.I. Global Real                    2012       0.48          1.10 - 1.50          25.93 - 26.44
     Estate Sub-Account                       2011       4.46          1.10 - 1.50        (8.11) - (7.75)
     (Commenced 11/12/2007                    2010       6.00          1.10 - 1.50          15.49 - 15.96
     and began transactions in 2008)          2009         --          1.10 - 1.50          29.16 - 29.68
                                              2008      31.65          1.10 - 1.50      (45.55) - (45.33)

  Invesco V.I. International Growth           2012       1.39          0.95 - 1.50          13.53 - 14.16
     Sub-Account                              2011       1.07          0.95 - 1.50        (8.37) - (7.87)
                                              2010       2.11          0.95 - 1.50          10.93 - 11.55
                                              2009       1.79          0.95 - 1.50          32.90 - 33.63
                                              2008       0.80          1.10 - 1.50      (41.42) - (41.18)

  Invesco V.I. Van Kampen American            2012       0.69          1.10 - 1.50          15.32 - 15.79
     Value Sub-Account                        2011       0.70          1.10 - 1.50        (0.67) - (0.27)
     (Commenced 2/20/2007 and began           2010       0.76          1.10 - 1.50          20.36 - 20.85
     transactions in 2008)                    2009       1.13          1.10 - 1.50          37.09 - 37.63
                                              2008       0.81          1.10 - 1.50      (42.30) - (42.06)

  Invesco V.I. Van Kampen Equity and          2012       1.85          0.95 - 1.65          10.54 - 11.32
     Income Sub-Account                       2011       1.68          0.95 - 1.65        (2.91) - (2.23)
                                              2010       1.87          0.95 - 1.65          10.20 - 10.97
                                              2009       2.82          0.95 - 1.65          20.49 - 21.33
                                              2008       2.49          0.95 - 1.65      (23.95) - (23.41)

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
              NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



8. FINANCIAL HIGHLIGHTS -- (CONTINUED)


                                                                   AS OF DECEMBER 31
                                                    ------------------------------------------------
                                                                      UNIT VALUE
                                                                       LOWEST TO            NET
                                                        UNITS         HIGHEST ($)       ASSETS ($)
                                                    ------------   -----------------  --------------
  Invesco V.I. Van Kampen Growth and          2012       576,738       13.77 - 27.48      11,639,920
     Income Sub-Account                       2011       504,168       12.24 - 24.26       8,967,774
                                              2010       413,378       11.47 - 22.53       7,460,830
                                              2009       271,949       11.54 - 22.55       4,204,463
                                              2008       178,352        9.45 - 18.34       2,079,324

  LMPVET ClearBridge Variable                 2012       784,327       10.38 - 17.40      12,280,790
     Aggressive Growth Sub-Account            2011       835,117        8.94 - 14.82      11,131,829
                                              2010       874,318        8.92 - 14.62      11,442,997
                                              2009       915,734        7.29 - 11.83       9,677,217
                                              2008       866,787         7.78 - 8.89       6,880,616

  LMPVET ClearBridge Variable                 2012       481,135       33.23 - 40.17      17,679,178
     Appreciation Sub-Account                 2011       443,325       29.21 - 34.98      14,239,922
                                              2010       355,526       29.01 - 34.42      11,226,240
                                              2009       253,445       11.03 - 30.85       7,122,282
                                              2008       193,892       11.28 - 25.50       4,381,445

  LMPVET ClearBridge Variable Equity          2012       732,611       10.95 - 16.14      10,934,469
     Income Builder Sub-Account               2011       779,019        9.75 - 14.28      10,243,903
                                              2010       636,572       10.43 - 13.39       7,893,569
                                              2009       616,080        9.45 - 12.06       6,870,557
                                              2008       540,604         7.82 - 9.92       4,958,838

  LMPVET ClearBridge Variable                 2012       189,681       31.09 - 37.11       6,367,850
     Fundamental All Cap Value                2011       229,103       27.56 - 32.59       6,804,041
     Sub-Account                              2010       213,926       29.95 - 35.07       6,848,066
                                              2009       194,803       26.17 - 30.36       5,394,668
                                              2008       174,312       20.62 - 23.70       3,758,198

  LMPVET ClearBridge Variable                 2012        18,448       14.95 - 15.86         284,698
     Large Cap Growth Sub-Account             2011        20,667       12.66 - 13.38         269,642
                                              2010        27,095       12.99 - 13.67         361,848
                                              2009        38,293       12.05 - 12.63         473,184
                                              2008        34,369         8.63 - 9.01         303,205

  LMPVET ClearBridge Variable                 2012        20,265       16.22 - 17.21         337,404
     Large Cap Value Sub-Account              2011        67,445       14.19 - 15.00         984,263
                                              2010        72,008       13.78 - 14.51       1,018,528
                                              2009        71,480       12.83 - 13.45         938,872
                                              2008        79,048       10.50 - 10.97         847,551

  LMPVET ClearBridge Variable                 2012       167,724       16.44 - 21.29       3,081,054
     Small Cap Growth Sub-Account             2011       167,508       14.03 - 18.02       2,624,198
                                              2010       165,716       14.10 - 17.97       2,538,303
                                              2009       133,833       11.48 - 14.52       1,636,184
                                              2008       113,589        8.19 - 10.28         962,401

  LMPVET Investment Counsel                   2012           344       31.21 - 32.19          10,959
     Variable Social Awareness                2011           345       28.66 - 29.51          10,091
     Sub-Account                              2010           347       29.14 - 29.97          10,289
                                              2009           359       26.41 - 27.12           9,639
                                              2008           344       21.50 - 22.41           7,645

                                                              FOR THE YEAR ENDED DECEMBER 31
                                                    -----------------------------------------------------
                                                    INVESTMENT(1)   EXPENSE RATIO(2)     TOTAL RETURN(3)
                                                       INCOME           LOWEST TO           LOWEST TO
                                                      RATIO (%)        HIGHEST (%)         HIGHEST (%)
                                                    -------------   ----------------   ------------------
  Invesco V.I. Van Kampen Growth and          2012       1.35          0.95 - 1.65          12.47 - 13.26
     Income Sub-Account                       2011       1.11          0.95 - 1.65        (3.86) - (3.18)
                                              2010       0.09          0.95 - 1.65          10.36 - 11.13
                                              2009       3.64          0.95 - 1.65          22.08 - 22.94
                                              2008       1.49          0.95 - 1.65      (33.32) - (32.85)

  LMPVET ClearBridge Variable                 2012       0.43          1.10 - 1.95          16.16 - 17.42
     Aggressive Growth Sub-Account            2011       0.19          1.10 - 1.95            0.19 - 1.35
                                              2010       0.14          1.10 - 1.95          22.31 - 23.64
                                              2009         --          1.10 - 1.95          31.60 - 33.10
                                              2008         --          1.10 - 1.90      (41.53) - (41.06)

  LMPVET ClearBridge Variable                 2012       1.69          0.95 - 1.90          13.76 - 14.85
     Appreciation Sub-Account                 2011       1.76          0.95 - 1.90            0.68 - 1.64
                                              2010       1.86          0.95 - 1.90          10.51 - 11.56
                                              2009       2.48          0.95 - 1.90          19.82 - 20.96
                                              2008       1.49          0.95 - 1.90      (30.77) - (29.98)

  LMPVET ClearBridge Variable Equity          2012       2.78          0.95 - 1.90          11.98 - 12.99
     Income Builder Sub-Account               2011       3.37          0.95 - 1.90          (1.76) - 6.69
                                              2010       3.89          0.95 - 1.85          10.07 - 11.06
                                              2009       3.25          0.95 - 1.85          20.38 - 21.47
                                              2008       1.03          0.95 - 1.85      (36.16) - (35.58)

  LMPVET ClearBridge Variable                 2012       1.70          0.95 - 1.90          12.80 - 13.89
     Fundamental All Cap Value                2011       1.42          0.95 - 1.90        (7.96) - (7.08)
     Sub-Account                              2010       1.83          0.95 - 1.90          14.41 - 15.50
                                              2009       1.49          0.95 - 1.90          26.92 - 28.14
                                              2008       1.83          0.95 - 1.90      (37.78) - (37.18)

  LMPVET ClearBridge Variable                 2012       0.67          1.50 - 1.90          18.07 - 18.55
     Large Cap Growth Sub-Account             2011       0.39          1.50 - 1.90        (2.51) - (2.12)
                                              2010       0.11          1.50 - 1.90            7.77 - 8.19
                                              2009       0.29          1.50 - 1.90          39.69 - 40.27
                                              2008       0.28          1.50 - 1.90      (38.48) - (38.23)

  LMPVET ClearBridge Variable                 2012       2.13          1.50 - 1.90          14.30 - 14.76
     Large Cap Value Sub-Account              2011       2.19          1.50 - 1.90            2.98 - 3.39
                                              2010       3.01          1.50 - 1.90            7.41 - 7.83
                                              2009       1.84          1.50 - 1.90          22.16 - 22.65
                                              2008       2.23          1.50 - 1.90      (36.84) - (36.59)

  LMPVET ClearBridge Variable                 2012       0.37          1.10 - 1.90          17.17 - 18.11
     Small Cap Growth Sub-Account             2011         --          1.10 - 1.90          (0.52) - 0.28
                                              2010         --          1.10 - 1.90          22.83 - 23.81
                                              2009         --          1.10 - 1.90          40.07 - 41.22
                                              2008         --          1.10 - 1.90      (41.83) - (41.36)

  LMPVET Investment Counsel                   2012       1.50          1.50 - 1.65            8.89 - 9.06
     Variable Social Awareness                2011       1.14          1.50 - 1.65        (1.65) - (1.51)
     Sub-Account                              2010       1.37          1.50 - 1.65          10.32 - 10.48
                                              2009       1.58          1.50 - 1.65          20.83 - 21.01
                                              2008       1.97          1.50 - 1.75      (26.50) - (26.32)

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
              NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



8. FINANCIAL HIGHLIGHTS -- (CONTINUED)


                                                                   AS OF DECEMBER 31
                                                    ------------------------------------------------
                                                                      UNIT VALUE
                                                                       LOWEST TO            NET
                                                        UNITS         HIGHEST ($)       ASSETS ($)
                                                    ------------   -----------------   -------------
  LMPVET Variable Lifestyle                   2012       140,448       18.39 - 20.08       2,681,490
     Allocation 50% Sub-Account               2011       127,101       16.54 - 17.95       2,169,386
                                              2010        79,754       16.62 - 17.94       1,345,207
                                              2009        66,323       14.77 - 15.06         987,781
                                              2008        51,774       11.35 - 11.55         594,061

  LMPVET Variable Lifestyle                   2012        12,513       15.76 - 16.14         197,798
     Allocation 70% Sub-Account               2011        14,235       13.99 - 14.30         199,540
                                              2010        15,765       14.30 - 14.60         225,913
                                              2009        15,956       12.64 - 12.89         202,085
                                              2008        25,139         9.67 - 9.84         243,783

  LMPVET Variable Lifestyle                   2012        72,032       15.21 - 16.33       1,126,329
     Allocation 85% Sub-Account               2011        68,995       13.34 - 14.27         942,680
                                              2010        65,013       13.88 - 14.47         921,330
                                              2009        52,840       12.20 - 12.68         656,860
                                              2008        29,209         9.36 - 9.70         277,173

  LMPVIT Western Asset Variable               2012       379,818       21.26 - 24.44       8,566,062
     Global High Yield Bond                   2011       340,720       18.31 - 20.85       6,570,081
     Sub-Account                              2010       292,566       18.35 - 20.70       5,616,288
                                              2009       276,974       16.27 - 18.18       4,674,261
                                              2008       269,405       10.66 - 11.80       2,965,293

  MIST AllianceBernstein Global               2012    12,223,640       10.46 - 10.68     128,973,752
     Dynamic Allocation Sub-Account           2011     7,184,466         9.70 - 9.75      69,893,488
     (Commenced 5/2/2011)

  MIST American Funds Balanced                2012    18,273,562       10.41 - 10.89     193,597,105
     Allocation Sub-Account                   2011    18,410,307         9.35 - 9.69     174,547,923
     (Commenced 4/28/2008)                    2010    15,380,031        9.75 - 10.00     151,294,869
                                              2009     9,334,292         8.86 - 9.00      83,155,064
                                              2008     3,473,919         6.99 - 7.02      24,318,302

  MIST American Funds Bond                    2012     2,553,609       10.87 - 11.23      28,206,400
     Sub-Account                              2011     2,370,898       10.57 - 10.84      25,369,859
     (Commenced 4/28/2008)                    2010     1,832,374       10.20 - 10.38      18,844,157
                                              2009     1,329,950         9.81 - 9.92      13,102,454
                                              2008       293,127         8.92 - 8.96       2,619,221

  MIST American Funds Growth                  2012     9,043,043        9.86 - 10.24      90,592,933
     Allocation Sub-Account                   2011     9,221,546         8.66 - 8.92      80,838,441
     (Commenced 4/28/2008)                    2010     8,923,152         9.27 - 9.47      83,427,211
                                              2009     8,086,173         8.33 - 8.44      67,700,167
                                              2008     3,827,807         6.34 - 6.37      24,301,779

  MIST American Funds Growth                  2012     4,686,153        9.75 - 10.07      46,467,491
     Sub-Account                              2011     4,523,749         8.47 - 8.69      38,863,691
     (Commenced 4/28/2008)                    2010     4,189,234         9.07 - 9.23      38,298,391
                                              2009     2,269,453         7.82 - 7.90      17,832,066
                                              2008       856,326         5.74 - 5.76       4,924,788

                                                               FOR THE YEAR ENDED DECEMBER 31
                                                    -----------------------------------------------------
                                                    INVESTMENT(1)   EXPENSE RATIO(2)      TOTAL RETURN(3)
                                                       INCOME           LOWEST TO            LOWEST TO
                                                      RATIO (%)        HIGHEST (%)          HIGHEST (%)
                                                    -------------   ----------------    -----------------
  LMPVET Variable Lifestyle                   2012       2.83          1.10 - 1.65          11.24 - 11.85
     Allocation 50% Sub-Account               2011       3.08          1.10 - 1.65          (0.48) - 0.07
                                              2010       3.37          1.10 - 1.65           6.39 - 12.65
                                              2009       5.18          1.50 - 1.65          30.15 - 30.35
                                              2008       3.39          1.50 - 1.65      (28.53) - (28.42)

  LMPVET Variable Lifestyle                   2012       2.33          1.50 - 1.65          12.71 - 12.88
     Allocation 70% Sub-Account               2011       1.87          1.50 - 1.65        (2.20) - (2.06)
                                              2010       2.18          1.50 - 1.65          13.12 - 13.30
                                              2009       3.14          1.50 - 1.65          30.73 - 30.93
                                              2008       2.77          1.50 - 1.65      (33.87) - (33.77)

  LMPVET Variable Lifestyle                   2012       1.81          1.20 - 1.65          13.98 - 14.50
     Allocation 85% Sub-Account               2011       1.53          1.20 - 1.65        (3.90) - (3.47)
                                              2010       1.73          1.35 - 1.65          13.81 - 14.15
                                              2009       2.58          1.35 - 1.65          30.31 - 30.69
                                              2008       2.59          1.35 - 1.65      (38.44) - (38.26)

  LMPVIT Western Asset Variable               2012       7.83          0.95 - 1.90          16.09 - 17.20
     Global High Yield Bond                   2011       8.51          0.95 - 1.90          (0.20) - 0.75
     Sub-Account                              2010       9.37          0.95 - 1.90          12.76 - 13.83
                                              2009      11.36          0.95 - 1.90          52.62 - 54.08
                                              2008      11.37          0.95 - 1.90      (32.13) - (31.48)

  MIST AllianceBernstein Global               2012       0.09          0.75 - 2.00            3.76 - 9.26
     Dynamic Allocation Sub-Account           2011       0.91          1.15 - 2.00        (3.03) - (2.48)
     (Commenced 5/2/2011)

  MIST American Funds Balanced                2012       1.68          1.00 - 1.95          11.33 - 12.39
     Allocation Sub-Account                   2011       1.24          1.00 - 1.95        (4.01) - (3.10)
     (Commenced 4/28/2008)                    2010       1.03          1.00 - 1.95          10.00 - 11.05
                                              2009         --          1.00 - 1.95          20.40 - 27.85
                                              2008       6.70          1.30 - 1.95      (30.14) - (29.83)

  MIST American Funds Bond                    2012       2.47          1.30 - 2.00            2.83 - 3.55
     Sub-Account                              2011       2.11          1.30 - 2.00            3.70 - 4.42
     (Commenced 4/28/2008)                    2010       1.65          1.30 - 1.95            4.05 - 4.73
                                              2009         --          1.30 - 1.95           9.96 - 10.67
                                              2008      10.39          1.30 - 1.95      (10.81) - (10.41)

  MIST American Funds Growth                  2012       1.20          1.15 - 1.95          13.90 - 14.82
     Allocation Sub-Account                   2011       1.11          1.15 - 1.95        (6.57) - (5.82)
     (Commenced 4/28/2008)                    2010       0.87          1.15 - 1.95          11.30 - 12.18
                                              2009         --          1.15 - 1.95          31.44 - 32.51
                                              2008       8.65          1.15 - 1.95      (36.64) - (36.29)

  MIST American Funds Growth                  2012       0.32          1.30 - 2.00          15.08 - 15.89
     Sub-Account                              2011       0.39          1.30 - 2.00        (6.49) - (5.83)
     (Commenced 4/28/2008)                    2010       0.21          1.30 - 1.95          16.05 - 16.79
                                              2009         --          1.30 - 1.95          36.20 - 37.09
                                              2008       7.85          1.30 - 1.95      (42.62) - (42.36)

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
              NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



8. FINANCIAL HIGHLIGHTS -- (CONTINUED)


                                                                   AS OF DECEMBER 31
                                                    ------------------------------------------------
                                                                      UNIT VALUE
                                                                       LOWEST TO            NET
                                                        UNITS         HIGHEST ($)       ASSETS ($)
                                                    ------------   -----------------  --------------
  MIST American Funds                         2012     2,240,361         8.54 - 8.82      19,475,203
     International Sub-Account                2011     2,377,498         7.42 - 7.61      17,883,657
     (Commenced 4/28/2008)                    2010     1,972,696         8.84 - 9.00      17,590,027
                                              2009     1,197,511         8.43 - 8.53      10,150,631
                                              2008       528,117         6.03 - 6.06       3,192,270

  MIST American Funds Moderate                2012    10,707,750       10.67 - 11.15     116,103,320
     Allocation Sub-Account                   2011    10,953,176        9.81 - 10.16     108,879,963
     (Commenced 4/28/2008)                    2010     9,495,753        9.99 - 10.25      95,684,335
                                              2009     5,591,093         9.27 - 9.42      52,072,400
                                              2008     1,593,813         7.66 - 7.69      12,226,948

  MIST AQR Global Risk                        2012    15,510,367       11.44 - 11.69     179,053,046
     Balanced Sub-Account                     2011     8,143,593       10.56 - 10.62      86,313,466
     (Commenced 5/2/2011)

  MIST BlackRock Global                       2012    24,246,974       10.19 - 10.41     249,277,686
     Tactical Strategies Sub-Account          2011    13,813,399         9.53 - 9.58     132,070,456
     (Commenced 5/2/2011)

  MIST BlackRock High Yield                   2012       922,730       22.01 - 26.78      21,489,904
     Sub-Account                              2011       887,783       19.26 - 23.15      18,040,916
                                              2010       683,030       19.19 - 22.79      13,713,600
                                              2009       453,735       16.90 - 18.43       7,998,274
                                              2008       122,673       11.75 - 12.73       1,506,242

  MIST BlackRock Large Cap Core               2012       141,724        9.91 - 11.41       1,449,087
     Sub-Account                              2011       145,676        8.90 - 10.15       1,336,178
                                              2010       124,511        9.05 - 10.21       1,152,486
                                              2009        93,011         8.20 - 8.94         778,555
                                              2008        63,708         7.01 - 7.20         454,220

  MIST Clarion Global Real Estate             2012     1,318,859       15.73 - 29.54      21,282,014
     Sub-Account                              2011     1,301,495       12.73 - 23.72      16,952,391
                                              2010     1,179,259       13.75 - 25.39      16,534,156
                                              2009     1,131,782       12.07 - 22.14      13,901,360
                                              2008     1,013,561        9.14 - 16.62       9,394,523

  MIST Dreman Small Cap Value                 2012       277,290       14.48 - 15.53       4,065,614
     Sub-Account                              2011       286,347       12.76 - 13.57       3,694,792
                                              2010       284,366       14.47 - 15.25       4,152,343
                                              2009       319,511       12.33 - 12.89       3,969,634
                                              2008       303,425        9.74 - 10.08       2,969,988

  MIST Goldman Sachs Mid Cap                  2012     1,191,626       15.93 - 16.85      19,494,584
     Value Sub-Account                        2011     1,252,452       13.75 - 14.45      17,638,946
                                              2010     1,066,656       14.96 - 15.63      16,274,724
                                              2009     1,092,327       12.28 - 12.74      13,629,048
                                              2008     1,193,942         9.47 - 9.76      11,451,424

  MIST Harris Oakmark                         2012     2,521,486       19.15 - 21.99      52,598,714
     International Sub-Account                2011     2,793,398       15.08 - 17.02      45,903,086
                                              2010     2,431,947       17.87 - 20.10      47,386,518
                                              2009     2,208,108       15.61 - 17.50      37,601,098
                                              2008     2,198,029       10.92 - 11.43      24,562,840

                                                              FOR THE YEAR ENDED DECEMBER 31
                                                    -----------------------------------------------------
                                                    INVESTMENT(1)   EXPENSE RATIO(2)     TOTAL RETURN(3)
                                                       INCOME           LOWEST TO           LOWEST TO
                                                      RATIO (%)        HIGHEST (%)         HIGHEST (%)
                                                    -------------   ----------------   ------------------
  MIST American Funds                         2012       1.53          1.30 - 2.00          15.11 - 15.92
     International Sub-Account                2011       1.36          1.30 - 2.00      (15.97) - (15.38)
     (Commenced 4/28/2008)                    2010       0.76          1.30 - 1.95            4.83 - 5.51
                                              2009         --          1.30 - 1.95          39.80 - 40.72
                                              2008      12.15          1.30 - 1.95      (39.68) - (39.41)

  MIST American Funds Moderate                2012       2.04          1.00 - 1.95            8.69 - 9.73
     Allocation Sub-Account                   2011       1.53          1.00 - 1.95        (1.74) - (0.81)
     (Commenced 4/28/2008)                    2010       1.38          1.00 - 1.95            7.79 - 8.82
                                              2009         --          1.00 - 1.95          21.01 - 21.99
                                              2008       8.11          1.30 - 1.95      (23.43) - (23.09)

  MIST AQR Global Risk                        2012       0.45          0.75 - 2.00            8.36 - 9.73
     Balanced Sub-Account                     2011       3.25          1.15 - 2.00            2.11 - 2.69
     (Commenced 5/2/2011)

  MIST BlackRock Global                       2012         --          0.75 - 2.00            3.59 - 8.32
     Tactical Strategies Sub-Account          2011       1.50          1.15 - 2.00        (4.70) - (4.15)
     (Commenced 5/2/2011)

  MIST BlackRock High Yield                   2012       7.08          0.75 - 1.95          14.28 - 15.67
     Sub-Account                              2011       6.18          0.75 - 1.95            0.37 - 1.58
                                              2010       5.96          0.75 - 1.95          13.54 - 14.91
                                              2009       3.94          1.30 - 1.95          43.82 - 44.75
                                              2008       5.73          1.30 - 1.95      (25.63) - (24.95)

  MIST BlackRock Large Cap Core               2012       1.01          0.75 - 1.90          11.36 - 12.47
     Sub-Account                              2011       0.93          0.75 - 1.90        (1.68) - (0.58)
                                              2010       1.19          0.75 - 1.90          10.47 - 11.53
                                              2009       1.23          0.95 - 1.90          16.95 - 23.33
                                              2008       0.50          1.65 - 1.90      (38.49) - (38.33)

  MIST Clarion Global Real Estate             2012       2.08          0.75 - 1.95          23.54 - 25.04
     Sub-Account                              2011       3.80          0.75 - 1.95        (7.40) - (6.29)
                                              2010       8.12          0.75 - 1.95          13.86 - 15.23
                                              2009       3.22          0.75 - 1.95          32.13 - 33.73
                                              2008       1.65          1.30 - 1.95      (42.80) - (42.37)

  MIST Dreman Small Cap Value                 2012       0.82          0.75 - 1.90           2.97 - 14.49
     Sub-Account                              2011       1.69          0.75 - 1.90      (11.81) - (11.03)
                                              2010       0.86          0.75 - 1.90          17.29 - 18.35
                                              2009       0.92          0.75 - 1.90          26.66 - 27.81
                                              2008       0.73          0.75 - 1.90      (26.63) - (25.19)

  MIST Goldman Sachs Mid Cap                  2012       0.59          1.30 - 1.95          15.83 - 16.58
     Value Sub-Account                        2011       0.47          1.30 - 1.95        (8.10) - (7.50)
                                              2010       0.97          1.30 - 1.95          21.83 - 22.63
                                              2009       1.24          1.30 - 1.95          29.75 - 30.59
                                              2008       0.77          1.30 - 1.95      (37.31) - (36.90)

  MIST Harris Oakmark                         2012       1.62          1.20 - 1.95          15.69 - 27.70
     International Sub-Account                2011         --          1.30 - 1.95      (15.91) - (15.36)
                                              2010       1.91          1.30 - 1.95          14.17 - 14.91
                                              2009       7.86          1.30 - 1.95          43.86 - 53.06
                                              2008       1.65          1.30 - 1.95      (42.03) - (41.65)

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
              NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



8. FINANCIAL HIGHLIGHTS -- (CONTINUED)


                                                                  AS OF DECEMBER 31
                                                    -----------------------------------------------
                                                                      UNIT VALUE
                                                                       LOWEST TO           NET
                                                        UNITS         HIGHEST ($)      ASSETS ($)
                                                    ------------  -----------------   -------------
  MIST Invesco Balanced-Risk                  2012    23,220,671        1.04 - 1.05      24,318,514
     Allocation Sub-Account
     (Commenced 4/30/2012)

  MIST Invesco Small Cap Growth               2012     1,297,630      17.00 - 18.50      22,869,587
     Sub-Account                              2011     1,263,477      14.66 - 15.83      19,171,743
                                              2010     1,207,424      15.12 - 16.20      18,816,649
                                              2009     1,169,497      12.22 - 12.99      14,686,241
                                              2008     1,042,611        9.31 - 9.74       9,943,798

  MIST Janus Forty Sub-Account                2012        69,764    130.08 - 176.62      10,367,166
                                              2011        59,926    107.94 - 146.05       7,299,484
                                              2010        51,705    118.70 - 160.04       6,735,751
                                              2009        33,785    110.29 - 121.06       3,870,933
                                              2008        28,273      78.49 - 85.85       2,309,828

  MIST Jennison Large Cap Equity              2012       438,785        8.11 - 8.39       3,616,052
     Sub-Account                              2011       429,000        7.34 - 7.54       3,190,045
                                              2010       388,630        7.79 - 7.95       3,053,345
                                              2009       502,429        6.88 - 6.98       3,476,821
                                              2008       415,413        5.69 - 5.74       2,371,997

  MIST JPMorgan Global Active                 2012    16,070,030               1.05      16,875,272
     Allocation Sub-Account
     (Commenced 4/30/2012)

  MIST Legg Mason ClearBridge                 2012     3,074,411       7.55 - 12.63      26,801,051
     Aggressive Growth Sub-Account            2011     2,990,808       6.45 - 10.78      22,350,038
                                              2010     1,609,764       7.16 - 10.56      11,951,497
                                              2009     1,592,359        5.90 - 8.63       9,705,295
                                              2008     1,634,211        4.53 - 6.56       7,613,664

  MIST Loomis Sayles Global Markets           2012     1,499,202      14.08 - 14.71      21,503,184
     Sub-Account                              2011     1,418,112      12.28 - 12.74      17,703,592
                                              2010     1,189,310      12.71 - 13.10      15,314,944
                                              2009     1,074,515      10.62 - 10.88      11,527,695
                                              2008       951,326        7.69 - 7.83       7,371,133

  MIST Lord Abbett Bond Debenture             2012     1,180,193      25.11 - 29.66      30,975,633
     Sub-Account                              2011     1,223,138      22.68 - 26.46      28,878,914
                                              2010     1,296,840      22.23 - 25.52      29,798,917
                                              2009     1,343,714      20.06 - 22.76      27,780,072
                                              2008     1,268,542      14.96 - 16.77      19,475,363

  MIST Lord Abbett Mid Cap Value              2012       635,965      25.10 - 30.42      17,120,178
     Sub-Account                              2011       665,042      22.33 - 26.72      15,863,842
                                              2010       604,334      23.81 - 27.96      15,151,640
                                              2009       510,722      19.34 - 22.44      10,348,382
                                              2008       342,667      15.59 - 17.87       5,552,501

  MIST Met/Eaton Vance Floating               2012       354,912      10.72 - 10.91       3,843,745
     Rate Sub-Account                         2011       320,769      10.19 - 10.30       3,288,088
     (Commenced 5/3/2010)                     2010        94,043      10.19 - 10.23         959,820

                                                              FOR THE YEAR ENDED DECEMBER 31
                                                    -----------------------------------------------------
                                                     INVESTMENT(1)  EXPENSE RATIO(2)     TOTAL RETURN(3)
                                                        INCOME          LOWEST TO           LOWEST TO
                                                       RATIO (%)       HIGHEST (%)         HIGHEST (%)
                                                    --------------  ----------------   ------------------
  MIST Invesco Balanced-Risk                  2012       0.66          0.75 - 2.00            3.27 - 4.14
     Allocation Sub-Account
     (Commenced 4/30/2012)

  MIST Invesco Small Cap Growth               2012         --          1.20 - 1.95          15.94 - 16.81
     Sub-Account                              2011         --          1.20 - 1.95        (2.98) - (2.25)
                                              2010         --          1.20 - 1.95          23.75 - 24.67
                                              2009         --          1.20 - 1.95          31.23 - 32.23
                                              2008         --          1.30 - 1.95      (39.92) - (39.52)

  MIST Janus Forty Sub-Account                2012       0.32          1.30 - 1.95          20.14 - 20.94
                                              2011       1.73          1.30 - 1.95        (9.33) - (8.74)
                                              2010       1.55          1.30 - 1.90            3.52 - 8.00
                                              2009         --          1.55 - 1.90          40.52 - 41.01
                                              2008       4.45          1.55 - 1.90      (42.95) - (42.75)

  MIST Jennison Large Cap Equity              2012       0.26          1.30 - 1.95          10.49 - 11.21
     Sub-Account                              2011       0.40          1.30 - 1.95        (5.69) - (5.08)
                                              2010       0.42          1.30 - 1.95          13.15 - 13.90
                                              2009       0.75          1.30 - 1.95          20.87 - 21.65
                                              2008         --          1.30 - 1.95      (42.93) - (42.56)

  MIST JPMorgan Global Active                 2012       0.74          0.75 - 1.80            3.40 - 4.13
     Allocation Sub-Account
     (Commenced 4/30/2012)

  MIST Legg Mason ClearBridge                 2012       0.02          0.75 - 1.95           3.28 - 17.62
     Aggressive Growth Sub-Account            2011         --          0.75 - 1.95          (9.33) - 2.12
                                              2010         --          1.30 - 1.95          21.40 - 22.32
                                              2009         --          1.30 - 1.95          30.41 - 31.60
                                              2008         --          1.30 - 1.95      (40.23) - (39.80)

  MIST Loomis Sayles Global Markets           2012       2.25          1.30 - 1.95           2.75 - 15.41
     Sub-Account                              2011       2.34          1.30 - 1.95        (3.38) - (2.75)
                                              2010       3.19          1.30 - 1.95          19.66 - 20.43
                                              2009       2.03          1.30 - 1.95          38.09 - 39.00
                                              2008       4.77          1.30 - 1.95      (40.44) - (40.05)

  MIST Lord Abbett Bond Debenture             2012       7.12          0.75 - 2.00          10.70 - 12.10
     Sub-Account                              2011       5.94          0.75 - 2.00          (0.17) - 3.68
                                              2010       6.42          0.75 - 1.95          10.79 - 12.12
                                              2009       7.02          0.75 - 1.95          34.13 - 35.75
                                              2008       4.29          0.75 - 1.95      (20.18) - (19.21)

  MIST Lord Abbett Mid Cap Value              2012       0.41          0.75 - 2.00          12.41 - 13.84
     Sub-Account                              2011       0.52          0.75 - 2.00        (5.60) - (4.41)
                                              2010       0.57          0.75 - 1.95          23.11 - 24.59
                                              2009       1.87          0.75 - 1.95          24.09 - 25.59
                                              2008       0.53          0.75 - 1.95      (39.96) - (39.23)

  MIST Met/Eaton Vance Floating               2012       3.51          1.30 - 1.95            5.25 - 5.94
     Rate Sub-Account                         2011       1.73          1.30 - 1.95            0.04 - 0.69
     (Commenced 5/3/2010)                     2010         --          1.30 - 1.95            1.91 - 2.31

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
              NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



8. FINANCIAL HIGHLIGHTS -- (CONTINUED)


                                                                   AS OF DECEMBER 31
                                                    ------------------------------------------------
                                                                      UNIT VALUE
                                                                       LOWEST TO            NET
                                                        UNITS         HIGHEST ($)       ASSETS ($)
                                                    ------------   -----------------  --------------
  MIST Met/Franklin Low Duration              2012       849,600        9.96 - 10.16       8,520,633
     Total Return Sub-Account                 2011       675,591         9.73 - 9.81       6,592,681
     (Commenced 5/2/2011)

  MIST Met/Franklin Mutual Shares             2012     1,674,151        9.53 - 10.11      16,373,414
     Sub-Account                              2011     1,581,607         8.54 - 8.94      13,780,080
     (Commenced 4/28/2008)                    2010     1,266,010         8.77 - 9.06      11,250,805
                                              2009       713,224         8.05 - 8.22       5,792,038
                                              2008       121,515         6.58 - 6.63         801,068

  MIST Met/Franklin Templeton                 2012     3,663,879       10.43 - 11.06      39,167,748
     Founding Strategy Sub-Account            2011     4,065,830         9.17 - 9.60      37,984,248
     (Commenced 4/28/2008)                    2010     3,720,360         9.53 - 9.85      35,877,430
                                              2009     2,790,089         8.83 - 9.02      24,813,206
                                              2008     1,095,124         7.01 - 7.07       7,691,593

  MIST Met/Templeton Growth                   2012       279,192        9.86 - 15.74       3,422,399
     Sub-Account                              2011       285,820        8.22 - 13.08       3,000,155
     (Commenced 4/28/2008)                    2010       125,220        9.10 - 14.25       1,569,826
                                              2009        14,362         8.66 - 8.69         124,704
                                              2008         2,313         6.59 - 6.60          15,252

  MIST Met/Templeton International            2012       378,229       13.27 - 13.84       5,083,946
     Bond Sub-Account                         2011       408,693       11.83 - 12.20       4,874,190
     (Commenced 5/4/2009)                     2010       285,820       12.10 - 12.33       3,474,197
                                              2009        30,597       10.86 - 10.90         332,971

  MIST MetLife Aggressive Strategy            2012     7,372,092       11.87 - 13.09      89,588,164
     Sub-Account                              2011     7,606,508       10.37 - 11.30      80,532,622
                                              2010     6,701,246       11.22 - 12.08      76,527,731
                                              2009     6,042,724        9.82 - 10.15      60,222,405
                                              2008     5,804,501         7.55 - 7.75      44,335,779

  MIST MetLife Balanced Plus                  2012    24,464,216       10.36 - 10.58     255,734,684
     Sub-Account                              2011    14,646,924         9.35 - 9.40     137,361,488
     (Commenced 5/2/2011)

  MIST MetLife Balanced Strategy              2012    41,921,512       12.37 - 13.70     536,850,475
     Sub-Account                              2011    43,671,537       11.08 - 12.12     498,504,417
                                              2010    39,926,731       11.53 - 12.42     470,355,135
                                              2009    31,446,847       10.35 - 11.02     330,982,677
                                              2008    26,886,863         8.23 - 8.65     223,880,205

  MIST MetLife Defensive Strategy             2012    15,553,883       12.68 - 13.99     202,442,879
     Sub-Account                              2011    15,428,507       11.66 - 12.71     184,041,521
                                              2010    13,403,026       11.68 - 12.58     159,691,427
                                              2009    11,376,437       10.74 - 11.43     124,069,529
                                              2008     7,796,898         8.91 - 9.33      70,218,620

  MIST MetLife Growth Strategy                2012    30,181,839       12.22 - 13.48     377,472,428
     Sub-Account                              2011    32,058,417       10.77 - 11.73     352,318,389
                                              2010    33,700,218       11.42 - 12.30     391,701,933
                                              2009    34,986,731       10.08 - 10.73     358,063,533
                                              2008    32,877,486         7.90 - 8.31     262,939,644

                                                              FOR THE YEAR ENDED DECEMBER 31
                                                    -----------------------------------------------------
                                                    INVESTMENT(1)   EXPENSE RATIO(2)     TOTAL RETURN(3)
                                                       INCOME           LOWEST TO           LOWEST TO
                                                      RATIO (%)        HIGHEST (%)         HIGHEST (%)
                                                    -------------   ----------------    -----------------
  MIST Met/Franklin Low Duration              2012       2.11          0.75 - 1.95            2.37 - 3.61
     Total Return Sub-Account                 2011         --          0.75 - 1.95        (2.68) - (1.90)
     (Commenced 5/2/2011)

  MIST Met/Franklin Mutual Shares             2012       0.57          0.75 - 2.00           5.37 - 13.06
     Sub-Account                              2011       2.68          0.75 - 2.00        (2.51) - (1.28)
     (Commenced 4/28/2008)                    2010         --          0.75 - 1.95            8.88 - 0.18
                                              2009         --          0.75 - 1.95          22.48 - 23.95
                                              2008       4.98          0.75 - 1.95      (34.25) - (33.70)

  MIST Met/Franklin Templeton                 2012       4.06          0.75 - 2.00          13.81 - 15.25
     Founding Strategy Sub-Account            2011       1.64          0.75 - 2.00        (3.71) - (2.49)
     (Commenced 4/28/2008)                    2010         --          0.75 - 1.95            7.91 - 9.22
                                              2009         --          0.75 - 1.95          26.07 - 27.60
                                              2008       4.20          0.75 - 1.95      (29.93) - (29.35)

  MIST Met/Templeton Growth                   2012       1.58          0.75 - 1.90          19.90 - 21.30
     Sub-Account                              2011       0.81          0.75 - 1.90        (8.65) - (7.59)
     (Commenced 4/28/2008)                    2010       0.19          0.75 - 1.85            4.76 - 6.85
                                              2009       0.02          0.75 - 0.95          31.37 - 31.63
                                              2008       1.01          0.75 - 0.95      (34.10) - (34.01)

  MIST Met/Templeton International            2012      10.66          0.75 - 1.90          12.13 - 13.43
     Bond Sub-Account                         2011       7.16          0.75 - 1.90        (2.20) - (1.07)
     (Commenced 5/4/2009)                     2010       0.86          0.75 - 1.90           4.23 - 12.08
                                              2009         --          1.30 - 1.90            8.61 - 9.04

  MIST MetLife Aggressive Strategy            2012       0.63          0.75 - 1.95          14.48 - 15.87
     Sub-Account                              2011       1.06          0.75 - 1.95        (7.59) - (6.47)
                                              2010       1.18          0.75 - 1.95          14.25 - 15.63
                                              2009         --          1.30 - 1.95          30.09 - 30.94
                                              2008       3.68          1.30 - 1.95      (41.96) - (41.58)

  MIST MetLife Balanced Plus                  2012         --          0.75 - 2.00           4.99 - 12.26
     Sub-Account                              2011       0.29          1.15 - 2.00        (6.54) - (6.01)
     (Commenced 5/2/2011)

  MIST MetLife Balanced Strategy              2012       2.12          0.75 - 2.00           3.90 - 13.08
     Sub-Account                              2011       1.57          0.75 - 2.00        (5.54) - (2.44)
                                              2010       2.01          0.75 - 1.95          11.40 - 12.74
                                              2009         --          0.75 - 1.95          25.86 - 27.39
                                              2008       4.81          0.75 - 1.95      (33.26) - (32.45)

  MIST MetLife Defensive Strategy             2012       2.81          0.75 - 1.95           8.76 - 10.08
     Sub-Account                              2011       2.21          0.75 - 1.95          (0.18) - 1.02
                                              2010       3.15          0.75 - 1.95           8.76 - 10.07
                                              2009       2.89          0.75 - 1.95          20.53 - 22.00
                                              2008       1.30          0.85 - 1.95      (22.19) - (21.32)

  MIST MetLife Growth Strategy                2012       1.64          0.75 - 1.95          13.47 - 14.85
     Sub-Account                              2011       1.53          0.75 - 1.95        (5.73) - (4.59)
                                              2010       1.70          0.75 - 1.95          13.27 - 14.62
                                              2009         --          0.75 - 1.95          27.58 - 29.13
                                              2008       3.57          0.75 - 1.95      (39.07) - (38.33)

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
              NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



8. FINANCIAL HIGHLIGHTS -- (CONTINUED)


                                                                   AS OF DECEMBER 31
                                                    ------------------------------------------------
                                                                      UNIT VALUE
                                                                       LOWEST TO            NET
                                                        UNITS         HIGHEST ($)       ASSETS ($)
                                                    ------------   -----------------  --------------
  MIST MetLife Moderate Strategy              2012    22,703,210       12.68 - 13.99     296,286,899
     Sub-Account                              2011    23,395,250       11.51 - 12.54     275,958,841
                                              2010    21,317,528       11.75 - 12.65     255,437,949
                                              2009    16,067,670       10.66 - 11.34     174,021,399
                                              2008    13,256,018         8.62 - 9.06     115,658,116

  MIST MetLife Multi-Index Targeted           2012       630,313                1.01         639,000
     Risk Sub-Account
     (Commenced 11/12/2012)

  MIST MFS Emerging Markets Equity            2012     3,394,857       11.35 - 22.06      39,610,369
     Sub-Account                              2011     3,451,214        9.74 - 18.78      34,418,643
                                              2010     2,973,091       12.25 - 23.35      37,055,385
                                              2009     2,332,923       10.11 - 19.10      23,907,903
                                              2008     1,936,402        6.10 - 11.45      11,946,033

  MIST MFS Research International             2012     2,529,136       13.78 - 21.09      36,269,462
     Sub-Account                              2011     2,524,699       12.04 - 18.28      31,536,568
                                              2010     2,550,733       13.76 - 20.69      36,236,011
                                              2009     2,589,893       12.59 - 18.78      33,540,235
                                              2008     2,552,914        9.76 - 14.43      25,570,277

  MIST MLA Mid Cap Sub-Account                2012       881,140       14.21 - 16.26      12,947,246
                                              2011       911,894       13.77 - 15.56      12,938,747
                                              2010       889,934       14.82 - 16.55      13,534,881
                                              2009       900,708       12.30 - 13.58      11,320,035
                                              2008       809,619        9.17 - 10.00       7,568,836

  MIST Morgan Stanley Mid Cap                 2012       522,030       12.86 - 14.83       7,138,632
     Growth Sub-Account                       2011       400,721       12.00 - 13.68       5,066,386
                                              2010       319,793       13.15 - 14.81       4,387,565
                                              2009       312,816       10.15 - 11.29       3,277,371
                                              2008       266,325         6.61 - 7.23       1,791,803

  MIST PIMCO Inflation Protected              2012     6,599,311       15.33 - 17.30     104,695,250
     Bond Sub-Account                         2011     6,796,818       14.33 - 15.97     100,442,928
                                              2010     6,064,219       13.21 - 14.48      81,928,010
                                              2009     5,030,576       12.50 - 13.54      64,059,527
                                              2008     3,147,910       10.79 - 11.20      34,541,263

  MIST PIMCO Total Return                     2012    11,119,601       16.77 - 19.40     195,091,492
     Sub-Account                              2011    11,646,547       15.66 - 17.89     189,897,913
                                              2010    10,454,551       15.53 - 17.47     167,621,978
                                              2009     7,455,353       14.64 - 16.27     112,145,924
                                              2008     4,431,085       12.65 - 13.89      57,333,805

  MIST Pioneer Fund Sub-Account               2012       584,290       17.44 - 21.94      11,393,764
                                              2011       494,645       16.11 - 19.99       8,822,057
                                              2010       359,148       17.26 - 21.10       6,802,879
                                              2009       197,630       15.17 - 18.29       3,241,581
                                              2008        66,469       12.53 - 14.44         883,215

                                                               FOR THE YEAR ENDED DECEMBER 31
                                                    ------------------------------------------------------
                                                     INVESTMENT(1)   EXPENSE RATIO(2)     TOTAL RETURN(3)
                                                        INCOME           LOWEST TO           LOWEST TO
                                                       RATIO (%)        HIGHEST (%)         HIGHEST (%)
                                                     -------------   ----------------   ------------------
  MIST MetLife Moderate Strategy              2012        2.67          0.75 - 1.95          10.21 - 11.55
     Sub-Account                              2011        1.79          0.75 - 1.95        (2.04) - (0.86)
                                              2010        2.43          0.75 - 1.95          10.23 - 11.55
                                              2009        3.24          0.75 - 1.95          23.66 - 25.14
                                              2008        1.71          0.75 - 1.95      (27.85) - (26.97)

  MIST MetLife Multi-Index Targeted           2012          --          1.30 - 1.50            2.63 - 2.65
     Risk Sub-Account
     (Commenced 11/12/2012)

  MIST MFS Emerging Markets Equity            2012        0.76          0.75 - 2.00          16.53 - 18.00
     Sub-Account                              2011        1.40          0.75 - 2.00      (20.32) - (19.31)
                                              2010        1.02          0.75 - 1.95          21.27 - 22.72
                                              2009        1.65          0.75 - 1.95          65.68 - 67.70
                                              2008        0.91          1.10 - 1.95      (56.39) - (53.96)

  MIST MFS Research International             2012        1.89          0.75 - 1.95           6.35 - 15.83
     Sub-Account                              2011        1.87          0.75 - 1.95      (12.44) - (11.38)
                                              2010        1.70          0.75 - 1.95           9.25 - 10.57
                                              2009        3.13          0.75 - 1.95          29.04 - 30.58
                                              2008        1.86          1.20 - 1.95      (43.48) - (43.04)

  MIST MLA Mid Cap Sub-Account                2012        0.40          0.75 - 1.95            3.24 - 4.50
                                              2011        0.72          0.75 - 1.95        (7.10) - (5.98)
                                              2010        0.88          0.75 - 1.95          20.48 - 21.94
                                              2009        1.15          0.75 - 1.95          34.13 - 35.74
                                              2008        0.92          0.75 - 1.95      (39.50) - (38.76)

  MIST Morgan Stanley Mid Cap                 2012          --          0.75 - 1.95          (4.93) - 8.46
     Growth Sub-Account                       2011        0.56          0.75 - 1.95        (8.72) - (7.61)
                                              2010        0.02          0.75 - 1.95          29.54 - 31.10
                                              2009          --          0.75 - 1.95          54.23 - 56.09
                                              2008        1.32          0.75 - 1.90      (47.76) - (47.15)

  MIST PIMCO Inflation Protected              2012        3.02          0.75 - 2.00            6.96 - 8.31
     Bond Sub-Account                         2011        1.63          0.75 - 2.00           8.95 - 10.31
                                              2010        2.28          0.75 - 1.95            5.68 - 6.96
                                              2009        3.30          0.75 - 1.95           9.71 - 16.53
                                              2008        3.41          1.30 - 1.95        (8.86) - (8.26)

  MIST PIMCO Total Return                     2012        3.17          0.75 - 2.00            4.34 - 8.45
     Sub-Account                              2011        2.65          0.75 - 2.00            1.13 - 2.40
                                              2010        3.34          0.75 - 1.95            6.08 - 7.36
                                              2009        6.46          0.75 - 1.95          15.75 - 17.15
                                              2008        3.44          0.75 - 1.95        (1.53) - (0.34)

  MIST Pioneer Fund Sub-Account               2012        1.43          0.75 - 1.90            0.85 - 9.76
                                              2011        1.12          0.75 - 1.90        (6.66) - (5.26)
                                              2010        0.75          0.75 - 1.90          13.75 - 15.35
                                              2009        1.31          0.75 - 1.90          21.55 - 27.31
                                              2008        1.02          0.95 - 1.90      (34.11) - (33.47)

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
              NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



8. FINANCIAL HIGHLIGHTS -- (CONTINUED)


                                                                   AS OF DECEMBER 31
                                                    ------------------------------------------------
                                                                      UNIT VALUE
                                                                       LOWEST TO            NET
                                                        UNITS         HIGHEST ($)       ASSETS ($)
                                                    ------------   -----------------   -------------
  MIST Pioneer Strategic Income               2012     2,051,755       13.58 - 32.11      51,438,918
     Sub-Account                              2011     1,593,453       12.43 - 28.98      37,575,883
                                              2010     1,367,570       12.25 - 28.18      29,389,676
                                              2009       674,653       11.15 - 25.31      15,342,606
                                              2008       508,820       16.66 - 19.16       8,801,765

  MIST Pyramis Government                     2012     5,044,872       10.83 - 11.06      55,120,119
     Income Sub-Account                       2011     2,488,756       10.71 - 10.77      26,749,627
     (Commenced 5/2/2011)

  MIST RCM Technology Sub-Account             2012     1,712,643         6.38 - 6.86      11,312,270
                                              2011     1,747,761         5.80 - 6.20      10,471,050
                                              2010     1,538,256         6.56 - 6.97      10,403,372
                                              2009     1,278,443         5.24 - 5.53       6,887,517
                                              2008     1,035,681         3.36 - 3.53       3,567,317

  MIST Schroders Global Multi-Asset           2012     6,104,275         1.06 - 1.07       6,518,671
     Sub-Account
     (Commenced 4/30/2012)

  MIST SSgA Growth and Income                 2012     7,600,144       12.45 - 13.58      97,375,249
     ETF Sub-Account                          2011     7,252,539       11.25 - 12.13      83,645,443
                                              2010     5,120,998       11.35 - 12.09      59,373,184
                                              2009     1,974,559       10.31 - 10.85      20,705,361
                                              2008       142,282         8.46 - 8.60       1,215,646

  MIST SSgA Growth ETF                        2012     2,857,706       11.84 - 12.92      34,959,705
     Sub-Account                              2011     2,753,892       10.50 - 11.32      29,719,236
                                              2010     2,069,545       10.94 - 11.65      23,162,033
                                              2009     1,558,817        9.77 - 10.28      15,521,593
                                              2008       186,691         7.76 - 7.88       1,463,201

  MIST T. Rowe Price Large Cap Value          2012       820,735       50.62 - 60.85      43,203,787
     Sub-Account                              2011       890,340       43.76 - 51.97      40,385,092
                                              2010       895,811       46.48 - 54.55      42,995,646
                                              2009       866,452       40.50 - 46.96      36,094,176
                                              2008       832,331       34.88 - 39.97      29,752,070

  MIST T. Rowe Price Mid Cap Growth           2012     3,299,092       10.64 - 11.75      36,563,128
     Sub-Account                              2011     3,143,062        9.55 - 10.46      31,209,616
                                              2010     3,007,799        9.94 - 10.76      30,856,539
                                              2009     2,676,582         7.94 - 8.52      21,852,138
                                              2008     2,312,092         5.56 - 5.92      13,198,468

  MIST Third Avenue Small Cap Value           2012     1,683,151       17.38 - 23.87      30,403,068
     Sub-Account                              2011     1,787,164       15.03 - 20.47      27,812,698
                                              2010     1,827,679       16.92 - 22.73      31,768,099
                                              2009     1,786,888       14.39 - 19.19      26,330,272
                                              2008     1,678,516       11.61 - 15.34      19,889,952

  MIST Turner Mid Cap Growth                  2012       629,992       13.19 - 13.95       8,532,034
     Sub-Account                              2011       645,708       12.68 - 13.33       8,382,556
                                              2010       626,129       13.98 - 14.60       8,924,708
                                              2009       617,332       11.21 - 11.63       7,034,112
                                              2008       578,624         7.77 - 8.01       4,553,801

                                                               FOR THE YEAR ENDED DECEMBER 31
                                                    -----------------------------------------------------
                                                     INVESTMENT(1)  EXPENSE RATIO(2)      TOTAL RETURN(3)
                                                        INCOME          LOWEST TO            LOWEST TO
                                                       RATIO (%)       HIGHEST (%)          HIGHEST (%)
                                                    --------------  ----------------    -----------------
  MIST Pioneer Strategic Income               2012        4.76         0.75 - 1.95           9.29 - 10.79
     Sub-Account                              2011        4.60         0.75 - 1.95            1.46 - 2.86
                                              2010        4.48         0.75 - 1.95           9.88 - 11.34
                                              2009        4.92         0.75 - 1.95          23.24 - 32.09
                                              2008        6.40         0.75 - 1.85      (12.38) - (11.41)

  MIST Pyramis Government                     2012        0.02         0.75 - 2.00            1.10 - 2.37
     Income Sub-Account                       2011        0.90         1.15 - 2.00            7.12 - 7.74
     (Commenced 5/2/2011)

  MIST RCM Technology Sub-Account             2012          --         1.30 - 1.95           9.94 - 10.66
                                              2011          --         1.30 - 1.95      (11.63) - (11.06)
                                              2010          --         1.30 - 1.95          25.23 - 26.04
                                              2009          --         1.30 - 1.95          55.91 - 56.92
                                              2008       12.95         1.30 - 1.95      (45.53) - (45.17)

  MIST Schroders Global Multi-Asset           2012        1.65         0.75 - 2.00            5.25 - 6.14
     Sub-Account
     (Commenced 4/30/2012)

  MIST SSgA Growth and Income                 2012        2.33         0.75 - 1.95          10.66 - 12.00
     ETF Sub-Account                          2011        1.73         0.75 - 1.95          (0.89) - 0.31
                                              2010        1.09         0.75 - 1.95          10.08 - 11.40
                                              2009        0.95         0.75 - 1.95          22.47 - 24.32
                                              2008        1.84         1.30 - 1.80         (26.18) - 1.95

  MIST SSgA Growth ETF                        2012        1.86         0.75 - 1.95          12.80 - 14.17
     Sub-Account                              2011        1.48         0.75 - 1.95        (4.01) - (2.86)
                                              2010        1.50         0.75 - 1.95          11.95 - 13.30
                                              2009        0.76         0.75 - 1.95          26.60 - 28.99
                                              2008        1.52         1.30 - 1.80         (33.97) - 0.94

  MIST T. Rowe Price Large Cap Value          2012        1.43         0.75 - 1.95          15.69 - 17.09
     Sub-Account                              2011        0.63         0.75 - 1.95        (5.86) - (4.72)
                                              2010        1.01         0.75 - 1.95          14.76 - 16.14
                                              2009        2.16         0.75 - 1.95          16.11 - 17.51
                                              2008        1.51         0.75 - 1.95      (37.57) - (36.81)

  MIST T. Rowe Price Mid Cap Growth           2012          --         1.30 - 2.00          11.42 - 12.34
     Sub-Account                              2011          --         1.30 - 2.00        (8.07) - (2.76)
                                              2010          --         1.30 - 1.95          25.23 - 26.28
                                              2009          --         1.30 - 1.95          42.66 - 43.83
                                              2008          --         1.30 - 1.95      (40.92) - (40.47)

  MIST Third Avenue Small Cap Value           2012          --         1.30 - 2.00          15.64 - 16.62
     Sub-Account                              2011        1.06         1.30 - 2.00       (10.74) - (9.96)
                                              2010        1.17         1.30 - 1.95          17.58 - 18.48
                                              2009        1.15         1.30 - 1.95          24.02 - 25.06
                                              2008        0.74         1.30 - 1.95      (31.18) - (30.67)

  MIST Turner Mid Cap Growth                  2012          --         1.30 - 1.95            3.96 - 4.64
     Sub-Account                              2011          --         1.30 - 1.95        (9.25) - (8.65)
                                              2010          --         1.30 - 1.95          24.72 - 25.51
                                              2009          --         1.30 - 1.95          44.33 - 45.27
                                              2008          --         1.30 - 1.95      (49.30) - (48.97)

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
              NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



8. FINANCIAL HIGHLIGHTS -- (CONTINUED)


                                                                   AS OF DECEMBER 31
                                                    ------------------------------------------------
                                                                      UNIT VALUE
                                                                       LOWEST TO            NET
                                                        UNITS         HIGHEST ($)       ASSETS ($)
                                                    ------------   -----------------   -------------
  MIST Van Kampen Comstock                    2012     1,817,421       11.20 - 12.28      20,936,779
     Sub-Account                              2011     1,903,918        9.64 - 10.45      18,803,502
                                              2010     1,797,581        9.98 - 10.68      18,284,403
                                              2009     1,794,388         8.86 - 9.37      16,123,540
                                              2008     1,345,513         7.14 - 7.46       9,693,668

  MSF Baillie Gifford International           2012        22,889       12.30 - 13.67         298,591
     Stock Sub-Account                        2011        23,770       10.46 - 11.62         263,125
                                              2010        23,843       13.30 - 14.75         336,137
                                              2009        23,948       12.63 - 14.00         320,400
                                              2008        25,650       10.52 - 11.65         286,613

  MSF Barclays Capital Aggregate              2012       797,523        1.78 - 17.02      11,634,820
     Bond Index Sub-Account                   2011       576,848       15.28 - 16.65       9,177,104
     (Commenced 5/4/2009)                     2010       373,923       14.54 - 15.74       5,642,134
                                              2009       163,044       14.04 - 15.09       2,350,407

  MSF BlackRock Bond Income                   2012       163,404       52.10 - 70.96       9,227,835
     Sub-Account                              2011       163,488       49.45 - 66.65       8,702,101
                                              2010       164,695       47.36 - 63.17       8,385,972
                                              2009       149,987       44.62 - 58.89       7,064,751
                                              2008       117,368       41.61 - 54.34       5,077,642

  MSF BlackRock Legacy Large Cap              2012       118,706        1.36 - 37.48       1,216,075
     Growth Sub-Account                       2011       101,568        1.20 - 33.02         937,942
     (Commenced 5/4/2009)                     2010        99,815        1.34 - 36.53       1,035,852
                                              2009        83,891        1.14 - 28.69         738,462

  MSF BlackRock Money Market                  2012     7,755,108        9.65 - 24.35      84,112,066
     Sub-Account                              2011     8,260,359        9.84 - 24.63      89,338,743
                                              2010     7,275,363       10.03 - 24.92      80,300,253
                                              2009     6,557,813       10.23 - 25.21      69,056,639
                                              2008     5,413,169       10.40 - 11.42      57,731,501

  MSF Davis Venture Value Sub-Account         2012     4,690,263       12.61 - 39.59      63,858,233
                                              2011     5,061,770       11.42 - 35.39      61,988,552
                                              2010     5,003,488       12.20 - 37.21      64,517,290
                                              2009     4,731,303       11.12 - 33.53      55,229,784
                                              2008     4,388,150        8.60 - 25.63      39,410,894

  MSF FI Value Leaders Sub-Account            2012        20,973       17.68 - 18.87         379,047
                                              2011        24,558       15.58 - 16.57         391,130
                                              2010        28,620       16.94 - 17.94         495,188
                                              2009        28,142       15.08 - 15.91         433,706
                                              2008        25,904       12.63 - 13.27         333,263

  MSF Jennison Growth Sub-Account             2012     3,445,041        5.81 - 16.32      45,506,591
                                              2011     2,364,504       11.54 - 12.28      28,152,357
                                              2010     2,297,452       11.74 - 12.41      27,730,426
                                              2009     2,173,362       10.76 - 11.29      23,943,894
                                              2008     1,875,682         7.86 - 8.20      15,052,257

                                                               FOR THE YEAR ENDED DECEMBER 31
                                                    -----------------------------------------------------
                                                    INVESTMENT(1)   EXPENSE RATIO(2)     TOTAL RETURN(3)
                                                       INCOME           LOWEST TO           LOWEST TO
                                                      RATIO (%)        HIGHEST (%)         HIGHEST (%)
                                                    -------------   ----------------    -----------------
  MIST Van Kampen Comstock                    2012       1.29          0.75 - 1.95          16.14 - 17.54
     Sub-Account                              2011       1.11          0.75 - 1.95        (3.38) - (2.22)
                                              2010       1.49          0.75 - 1.95          12.63 - 14.00
                                              2009       2.08          0.75 - 1.95          24.14 - 30.85
                                              2008       1.69          0.75 - 1.95      (37.15) - (36.39)

  MSF Baillie Gifford International           2012       1.05          1.40 - 1.65          17.40 - 17.70
     Stock Sub-Account                        2011       1.58          1.40 - 1.65      (21.44) - (21.24)
                                              2010       1.36          1.40 - 1.65            5.11 - 5.38
                                              2009       0.38          1.40 - 1.65          19.89 - 20.19
                                              2008       2.96          1.40 - 1.65      (45.16) - (45.02)

  MSF Barclays Capital Aggregate              2012       2.96          1.00 - 1.95            1.57 - 2.55
     Bond Index Sub-Account                   2011       2.83          1.30 - 1.95            5.09 - 5.77
     (Commenced 5/4/2009)                     2010       2.86          1.30 - 1.95            3.61 - 4.29
                                              2009         --          1.30 - 1.95            2.41 - 2.86

  MSF BlackRock Bond Income                   2012       2.58          0.75 - 1.90            4.02 - 6.48
     Sub-Account                              2011       3.84          0.75 - 1.90            4.41 - 5.51
                                              2010       3.68          0.75 - 1.90            6.15 - 7.26
                                              2009       6.35          0.75 - 1.90            7.24 - 8.37
                                              2008       4.74          0.75 - 1.90        (5.39) - (4.39)

  MSF BlackRock Legacy Large Cap              2012       0.30          0.75 - 1.90          12.13 - 13.51
     Growth Sub-Account                       2011       0.19          0.75 - 1.90       (10.68) - (9.63)
     (Commenced 5/4/2009)                     2010       0.23          0.75 - 1.90          17.49 - 18.93
                                              2009         --          1.20 - 1.90          29.11 - 29.70

  MSF BlackRock Money Market                  2012         --          0.75 - 1.95        (1.94) - (0.75)
     Sub-Account                              2011         --          0.75 - 1.95        (1.93) - (0.74)
                                              2010         --          0.75 - 1.95        (1.93) - (0.64)
                                              2009       0.23          0.75 - 1.95        (1.68) - (0.49)
                                              2008       2.46          0.75 - 1.95            0.61 - 1.83

  MSF Davis Venture Value Sub-Account         2012       0.70          0.75 - 2.00          10.46 - 11.86
                                              2011       1.00          0.75 - 2.00       (11.71) - (4.89)
                                              2010       0.88          0.75 - 1.95            9.66 - 0.98
                                              2009       1.38          0.75 - 1.95          29.28 - 30.84
                                              2008       1.15          0.75 - 1.95      (40.63) - (39.91)

  MSF FI Value Leaders Sub-Account            2012       1.22          1.50 - 1.90          13.46 - 13.92
                                              2011       1.03          1.50 - 1.90        (8.01) - (7.64)
                                              2010       1.44          1.50 - 1.90          12.29 - 12.75
                                              2009       2.72          1.50 - 1.90          19.43 - 19.90
                                              2008       1.65          1.50 - 1.90      (40.16) - (39.92)

  MSF Jennison Growth Sub-Account             2012       0.01          0.75 - 1.95         (4.05) - 14.06
                                              2011       0.06          1.30 - 1.95        (1.71) - (1.07)
                                              2010       0.38          1.30 - 1.95            9.17 - 9.87
                                              2009         --          1.30 - 1.95          36.87 - 37.77
                                              2008       2.12          1.30 - 1.95      (37.78) - (37.37)

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
              NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



8. FINANCIAL HIGHLIGHTS -- (CONTINUED)


                                                                   AS OF DECEMBER 31
                                                    ------------------------------------------------
                                                                      UNIT VALUE
                                                                       LOWEST TO            NET
                                                        UNITS         HIGHEST ($)       ASSETS ($)
                                                    ------------   -----------------   -------------
  MSF Loomis Sayles Small Cap                 2012        22,943       36.29 - 37.67         848,600
     Core Sub-Account                         2011        19,871       32.37 - 33.53         655,333
     (Commenced 11/10/2008                    2010        12,163       32.88 - 33.99         406,150
     and began transactions in 2009)          2009         3,472       26.34 - 27.18          93,189

  MSF Loomis Sayles Small Cap                 2012        35,478       11.73 - 12.80         429,186
     Growth Sub-Account                       2011        37,629       10.74 - 11.63         416,380
                                              2010        36,721       10.61 - 11.41         398,183
                                              2009        34,404         8.20 - 8.75         287,297
                                              2008        25,103         6.42 - 6.80         161,820

  MSF Met/Artisan Mid Cap                     2012       947,528       15.03 - 16.18      14,779,234
     Value Sub-Account                        2011       996,981       13.74 - 14.69      14,168,378
                                              2010     1,036,170       13.15 - 13.98      14,057,129
                                              2009     1,071,935       11.69 - 12.34      12,881,687
                                              2008     1,096,469         8.44 - 8.85       9,489,131

  MSF Met/Dimensional International           2012       188,988       16.18 - 16.87       3,104,471
     Small Company Sub-Account                2011       207,878       13.99 - 14.54       2,942,339
     (Commenced 11/10/2008)                   2010       126,878       17.04 - 17.49       2,176,484
                                              2009        68,838       14.12 - 14.28         980,285
                                              2008         5,465       10.13 - 10.14          55,367

  MSF MetLife Conservative Allocation         2012       177,334       12.97 - 13.27       2,337,842
     Sub-Account                              2011       187,588       12.10 - 12.35       2,300,841
                                              2010       188,539       11.94 - 12.15       2,278,507
                                              2009       180,547       11.05 - 11.16       2,012,937
                                              2008       133,983         9.34 - 9.41       1,259,967

  MSF MetLife Conservative to                 2012       147,886       12.77 - 12.97       1,901,558
     Moderate Allocation Sub-Account          2011       147,155       11.67 - 11.83       1,727,986
                                              2010       189,647       11.76 - 11.90       2,243,545
                                              2009       202,843       10.75 - 10.85       2,189,499
                                              2008       193,745         8.85 - 8.92       1,721,627

  MSF MetLife Mid Cap Stock                   2012       256,215       17.85 - 20.10       4,787,532
     Index Sub-Account                        2011       252,800       15.52 - 16.72       4,091,598
     (Commenced 5/4/2009)                     2010       172,234       16.19 - 17.33       2,894,856
                                              2009        57,039       13.17 - 13.94         773,244

  MSF MetLife Moderate Allocation             2012     1,501,112       12.42 - 12.71      18,786,980
     Sub-Account                              2011     1,538,379       11.18 - 11.40      17,304,889
                                              2010     1,507,770       11.54 - 11.74      17,503,699
                                              2009     1,468,099       10.39 - 10.54      15,319,594
                                              2008     1,102,766         8.36 - 8.46       9,268,041

  MSF MetLife Moderate to Aggressive          2012       587,000       11.82 - 12.09       7,001,495
     Allocation Sub-Account                   2011       632,509       10.43 - 10.65       6,650,006
                                              2010       822,307       11.05 - 11.24       9,136,189
                                              2009       811,140         9.81 - 9.95       7,998,980
                                              2008       722,722         7.74 - 7.83       5,615,130

                                                               FOR THE YEAR ENDED DECEMBER 31
                                                    -----------------------------------------------------
                                                    INVESTMENT(1)   EXPENSE RATIO(2)      TOTAL RETURN(3)
                                                       INCOME           LOWEST TO            LOWEST TO
                                                      RATIO (%)        HIGHEST (%)          HIGHEST (%)
                                                    -------------   ----------------    -----------------
  MSF Loomis Sayles Small Cap                 2012         --          1.70 - 1.90          12.11 - 12.33
     Core Sub-Account                         2011         --          1.70 - 1.90        (1.55) - (1.35)
     (Commenced 11/10/2008                    2010         --          1.70 - 1.90          24.82 - 25.07
     and began transactions in 2009)          2009         --          1.70 - 1.90          27.49 - 27.74

  MSF Loomis Sayles Small Cap                 2012         --          0.75 - 1.50           9.23 - 10.06
     Growth Sub-Account                       2011         --          0.75 - 1.50            1.23 - 1.98
                                              2010         --          0.75 - 1.50          29.39 - 30.36
                                              2009         --          0.75 - 1.50          27.75 - 28.71
                                              2008         --          0.75 - 1.50      (42.19) - (41.75)

  MSF Met/Artisan Mid Cap                     2012       0.78          1.30 - 1.95           9.42 - 10.13
     Value Sub-Account                        2011       0.77          1.30 - 1.95            4.44 - 5.11
                                              2010       0.58          1.30 - 1.95          12.54 - 13.28
                                              2009       0.84          1.30 - 1.95          38.48 - 39.37
                                              2008       0.04          1.30 - 1.95      (47.18) - (46.83)

  MSF Met/Dimensional International           2012       2.26          0.95 - 1.95          15.62 - 16.78
     Small Company Sub-Account                2011       1.85          0.75 - 1.95      (17.86) - (16.88)
     (Commenced 11/10/2008)                   2010       1.24          0.75 - 1.95          20.22 - 21.68
                                              2009         --          1.30 - 2.30          39.48 - 40.87
                                              2008         --          1.30 - 1.75            0.65 - 0.71

  MSF MetLife Conservative Allocation         2012       3.26          1.55 - 1.85            7.17 - 7.49
     Sub-Account                              2011       2.37          1.55 - 1.85            1.36 - 1.66
                                              2010       3.89          1.55 - 1.85            8.04 - 8.36
                                              2009       3.19          1.65 - 1.85          18.32 - 18.56
                                              2008       0.96          1.65 - 1.85      (15.96) - (15.79)

  MSF MetLife Conservative to                 2012       3.04          1.65 - 1.85            9.41 - 9.63
     Moderate Allocation Sub-Account          2011       2.16          1.65 - 1.85        (0.80) - (0.61)
                                              2010       3.43          1.65 - 1.85            9.48 - 9.71
                                              2009       3.24          1.65 - 1.85          21.41 - 21.65
                                              2008       0.89          1.65 - 1.85      (23.04) - (22.88)

  MSF MetLife Mid Cap Stock                   2012       0.71          1.00 - 1.95          14.99 - 16.09
     Index Sub-Account                        2011       0.61          1.30 - 1.95        (4.13) - (3.50)
     (Commenced 5/4/2009)                     2010       0.56          1.30 - 1.95          23.49 - 24.29
                                              2009         --          1.30 - 1.90          28.62 - 29.16

  MSF MetLife Moderate Allocation             2012       2.31          1.55 - 1.85          11.16 - 11.49
     Sub-Account                              2011       1.45          1.55 - 1.85        (3.18) - (2.89)
                                              2010       2.53          1.55 - 1.85          11.10 - 11.44
                                              2009       2.84          1.55 - 1.85          24.22 - 24.58
                                              2008       0.72          1.55 - 1.85      (29.95) - (29.73)

  MSF MetLife Moderate to Aggressive          2012       1.99          1.55 - 1.85          13.26 - 13.60
     Allocation Sub-Account                   2011       1.50          1.55 - 1.85        (5.53) - (5.25)
                                              2010       2.18          1.55 - 1.85          12.60 - 12.94
                                              2009       2.74          1.55 - 1.85          26.73 - 27.11
                                              2008       0.51          1.55 - 1.85      (36.31) - (36.12)

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
              NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



8. FINANCIAL HIGHLIGHTS -- (CONTINUED)


                                                                 AS OF DECEMBER 31
                                                   -----------------------------------------------
                                                                     UNIT VALUE
                                                                      LOWEST TO           NET
                                                       UNITS         HIGHEST ($)      ASSETS ($)
                                                   ------------   ----------------   -------------
  MSF MetLife Stock Index                    2012     2,742,510       4.82 - 27.11      37,970,601
     Sub-Account                             2011     2,700,737      11.30 - 24.14      33,222,956
                                             2010     2,472,007      11.34 - 24.43      30,730,803
                                             2009     2,209,022      10.10 - 21.92      24,638,965
                                             2008     1,910,760        8.18 - 8.56      16,018,073

  MSF MFS Total Return Sub-Account           2012       197,543      14.13 - 58.06       9,426,446
                                             2011       203,240      12.38 - 52.56       8,990,922
                                             2010       211,123      12.34 - 51.83       9,127,851
                                             2009       212,740      11.44 - 47.56       8,399,961
                                             2008       201,206      10.11 - 40.51       6,737,770

  MSF MFS Value Sub-Account                  2012       284,489      15.27 - 18.17       4,764,887
                                             2011       308,939      13.39 - 15.74       4,498,517
                                             2010       294,312      13.57 - 15.76       4,294,747
                                             2009       240,463      12.44 - 14.28       3,179,115
                                             2008       153,826      10.86 - 11.93       1,701,329

  MSF MSCI EAFE Index Sub-Account            2012       391,098       1.34 - 12.84       4,381,009
     (Commenced 5/4/2009)                    2011       348,616      10.13 - 11.03       3,709,040
                                             2010       235,893      11.82 - 12.79       2,915,694
                                             2009        60,518      11.18 - 12.03         701,682

  MSF Neuberger Berman Genesis               2012         6,797      17.28 - 18.63         119,195
     Sub-Account                             2011         1,729      16.05 - 17.19          28,628
                                             2010           962      16.17 - 16.51          15,746
                                             2009         1,190      13.52 - 13.78          16,236
                                             2008         1,092      12.17 - 12.38          13,394

  MSF Oppenheimer Global Equity              2012        44,590      19.38 - 22.35         935,706
     Sub-Account                             2011        49,295      15.90 - 18.58         861,236
                                             2010        42,345      17.68 - 20.44         806,017
                                             2009        37,234      15.53 - 17.77         610,412
                                             2008        26,913      11.51 - 12.80         313,489

  MSF Russell 2000 Index Sub-Account         2012       301,820       2.01 - 19.22       5,428,869
     (Commenced 5/4/2009)                    2011       315,875      15.42 - 16.80       5,110,032
                                             2010       181,098      16.43 - 17.79       3,110,028
                                             2009        48,032      13.32 - 14.24         663,258

  MSF T. Rowe Price Large Cap                2012        53,733      15.52 - 16.61         859,547
     Growth Sub-Account                      2011        58,056      13.30 - 14.16         794,008
                                             2010        62,021      13.70 - 14.52         872,206
                                             2009        66,384      11.93 - 12.58         810,697
                                             2008        66,188        8.48 - 8.89         573,547

  MSF T. Rowe Price Small Cap                2012        25,300      19.15 - 20.73         498,088
     Growth Sub-Account                      2011        30,187      16.84 - 18.14         521,744
                                             2010        38,322      16.92 - 18.13         663,369
                                             2009        46,194      12.81 - 13.66         604,114
                                             2008        36,708        9.41 - 9.99         352,406

  MSF Van Eck Global Natural                 2012       463,176      15.25 - 16.07       7,185,431
     Resources Sub-Account                   2011       429,221      15.17 - 15.78       6,596,845
     (Commenced 5/4/2009)                    2010       356,898      18.59 - 19.08       6,673,176
                                             2009        82,041      14.69 - 14.80       1,209,009

                                                              FOR THE YEAR ENDED DECEMBER 31
                                                   -----------------------------------------------------
                                                    INVESTMENT(1)   EXPENSE RATIO(2)    TOTAL RETURN(3)
                                                       INCOME           LOWEST TO          LOWEST TO
                                                      RATIO (%)        HIGHEST (%)        HIGHEST (%)
                                                    -------------  -----------------   -----------------
  MSF MetLife Stock Index                    2012        1.62         1.00 - 2.90          12.30 - 14.27
     Sub-Account                             2011        1.47         1.30 - 2.90          (1.15) - 0.32
                                             2010        1.55         1.30 - 2.90          11.41 - 13.01
                                             2009        2.16         1.30 - 2.90          23.49 - 26.75
                                             2008        1.66         1.30 - 1.95      (38.48) - (38.07)

  MSF MFS Total Return Sub-Account           2012        2.65         0.75 - 1.90           2.85 - 10.47
                                             2011        2.57         0.75 - 1.90            0.29 - 1.40
                                             2010        2.81         0.75 - 1.90            7.80 - 8.98
                                             2009        3.99         0.75 - 1.90          16.13 - 17.42
                                             2008        3.43         0.75 - 1.90      (23.78) - (22.93)

  MSF MFS Value Sub-Account                  2012        1.85         0.75 - 1.95           3.24 - 15.45
                                             2011        1.51         0.75 - 1.95        (1.30) - (0.11)
                                             2010        1.36         0.75 - 1.95           9.03 - 10.35
                                             2009          --         0.75 - 1.95          18.26 - 19.68
                                             2008        1.75         0.75 - 1.90      (33.80) - (30.01)

  MSF MSCI EAFE Index Sub-Account            2012        2.78         1.00 - 1.95          15.65 - 16.76
     (Commenced 5/4/2009)                    2011        2.07         1.30 - 1.95      (14.34) - (13.78)
                                             2010        1.97         1.30 - 1.95            5.69 - 6.38
                                             2009          --         1.30 - 1.95          34.67 - 35.25

  MSF Neuberger Berman Genesis               2012        0.15         1.30 - 1.90            7.68 - 8.33
     Sub-Account                             2011        0.32         1.30 - 1.90          (7.35) - 4.15
                                             2010        0.33         1.30 - 1.50          19.54 - 19.78
                                             2009        0.79         1.30 - 1.50          11.15 - 11.37
                                             2008        0.23         1.30 - 1.50      (39.47) - (39.35)

  MSF Oppenheimer Global Equity              2012        1.41         0.75 - 1.65          19.18 - 20.27
     Sub-Account                             2011        1.72         0.75 - 1.80       (10.04) - (9.09)
                                             2010        1.24         0.75 - 1.80          13.86 - 15.06
                                             2009        2.10         0.75 - 1.80          37.30 - 38.75
                                             2008        1.74         0.75 - 1.65      (41.53) - (41.00)

  MSF Russell 2000 Index Sub-Account         2012        0.88         1.00 - 1.95          13.70 - 14.79
     (Commenced 5/4/2009)                    2011        0.74         1.30 - 1.95        (6.17) - (5.56)
                                             2010        0.55         1.30 - 1.95          24.11 - 24.91
                                             2009          --         1.30 - 1.90          26.11 - 26.62

  MSF T. Rowe Price Large Cap                2012        0.01         1.30 - 1.65          16.72 - 17.31
     Growth Sub-Account                      2011          --         1.30 - 1.65        (2.95) - (2.49)
                                             2010        0.08         1.30 - 1.65          14.84 - 15.42
                                             2009        0.33         1.30 - 1.65          40.70 - 41.44
                                             2008        0.30         1.30 - 1.65      (42.95) - (42.68)

  MSF T. Rowe Price Small Cap                2012          --         1.40 - 1.90          13.72 - 14.29
     Growth Sub-Account                      2011          --         1.40 - 1.90          (0.46) - 0.04
                                             2010          --         1.40 - 1.90          32.14 - 32.79
                                             2009        0.06         1.40 - 1.90          36.02 - 36.71
                                             2008          --         1.40 - 1.90      (37.52) - (37.21)

  MSF Van Eck Global Natural                 2012          --         0.75 - 2.00            0.54 - 1.81
     Resources Sub-Account                   2011        1.37         0.75 - 2.00      (18.32) - (17.29)
     (Commenced 5/4/2009)                    2010        0.26         0.75 - 1.95          17.57 - 27.36
                                             2009          --         1.30 - 1.95          35.22 - 35.82

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
              NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



8. FINANCIAL HIGHLIGHTS -- (CONTINUED)


                                                                   AS OF DECEMBER 31
                                                    ------------------------------------------------
                                                                      UNIT VALUE
                                                                       LOWEST TO            NET
                                                        UNITS         HIGHEST ($)       ASSETS ($)
                                                    ------------   -----------------  --------------
  MSF Western Asset Management                2012         1,197       28.67 - 29.20          34,736
     Strategic Bond Opportunities             2011         1,172       26.15 - 26.61          31,010
     Sub-Account                              2010         1,181       25.09 - 25.49          29,966
                                              2009         1,213       22.64 - 22.99          27,762
                                              2008         1,313       17.43 - 17.68          23,081

  MSF Western Asset Management                2012     1,806,157       16.58 - 19.89      32,438,079
     U.S. Government Sub-Account              2011     1,651,952       16.41 - 19.49      29,083,283
                                              2010     1,601,209       15.90 - 18.69      27,095,896
                                              2009     1,092,065       15.37 - 17.48      17,684,868
                                              2008       742,282       15.06 - 16.98      11,685,161

  Oppenheimer VA Main Street                  2012       201,443       18.75 - 19.97       3,851,471
     Small- & Mid-Cap Sub-Account             2011       196,463       16.18 - 17.13       3,235,513
     (Commenced 2/20/2007                     2010       169,474       16.82 - 17.72       2,900,152
     and began transactions in 2008)          2009       107,367       13.88 - 14.54       1,512,909
                                              2008        51,363       10.29 - 10.60         535,777

  PIMCO VIT High Yield                        2012         7,968       19.33 - 19.90         154,636
     Sub-Account                              2011         8,741       17.17 - 17.64         150,577
                                              2010         8,203       16.86 - 17.30         138,750
                                              2009        10,757       14.94 - 15.31         161,118
                                              2008         8,385       10.80 - 11.06          91,023

  PIMCO VIT Low Duration                      2012        13,193       15.39 - 15.57         205,018
     Sub-Account                              2011        12,537       14.76 - 14.91         186,665
                                              2010        12,187       14.82 - 14.96         181,997
                                              2009        14,162       14.28 - 14.41         203,515
                                              2008        12,236       12.79 - 12.89         157,346

  Pioneer VCT Emerging                        2012         1,120       15.34 - 15.63          17,465
     Markets Sub-Account                      2011           972       14.01 - 14.51          13,864
     (Commenced 11/10/2008                    2010         2,553       18.70 - 19.31          48,533
     and began transactions in 2009)          2009         2,657       16.49 - 17.23          44,460

  Pioneer VCT Equity Income                   2012           411               21.52           8,854
     Sub-Account                              2011            --               19.96              --
     (Commenced 11/10/2008                    2010         1,048               19.24          20,175
     and began transactions in 2009)          2009         1,223       16.45 - 17.24          20,131

  Pioneer VCT Mid Cap Value                   2012        55,049       30.50 - 34.56       1,739,642
     Sub-Account                              2011        52,079       27.98 - 31.48       1,505,702
                                              2010        46,503       30.21 - 33.76       1,442,414
                                              2009        39,695       26.05 - 28.91       1,054,754
                                              2008        36,146       21.14 - 22.82         775,931

  Pioneer VCT Real Estate                     2012           403               22.10           8,902
     Shares Sub-Account                       2011           404               19.36           7,821
     (Commenced 11/10/2008                    2010           406               17.93           7,267
     and began transactions in 2009)          2009           407               14.18           5,768

  Putnam VT Equity Income                     2012         3,141       18.45 - 19.63          58,909
     Sub-Account                              2011         1,060       16.29 - 16.57          17,348
                                              2010         1,060       16.13 - 16.38          17,173
                                              2009         2,414       14.47 - 14.66          35,119
                                              2008         7,046       11.18 - 11.59          80,878

                                                              FOR THE YEAR ENDED DECEMBER 31
                                                    -----------------------------------------------------
                                                    INVESTMENT(1)   EXPENSE RATIO(2)     TOTAL RETURN(3)
                                                       INCOME           LOWEST TO           LOWEST TO
                                                      RATIO (%)        HIGHEST (%)         HIGHEST (%)
                                                    -------------   ----------------   ------------------
  MSF Western Asset Management                2012       3.31          1.40 - 1.50            9.63 - 9.74
     Strategic Bond Opportunities             2011       4.77          1.40 - 1.50            4.27 - 4.37
     Sub-Account                              2010       5.94          1.40 - 1.50          10.78 - 10.89
                                              2009       6.74          1.40 - 1.50          29.93 - 30.06
                                              2008       4.23          1.40 - 1.50      (16.49) - (16.40)

  MSF Western Asset Management                2012       1.82          0.95 - 1.95            1.05 - 2.07
     U.S. Government Sub-Account              2011       1.27          0.95 - 1.95            3.24 - 4.28
                                              2010       1.98          0.95 - 1.95            3.46 - 4.50
                                              2009       3.75          1.10 - 1.95            2.07 - 2.94
                                              2008       3.29          1.10 - 1.95        (2.46) - (1.62)

  Oppenheimer VA Main Street                  2012       0.33          0.95 - 1.50          15.91 - 16.55
     Small- & Mid-Cap Sub-Account             2011       0.37          0.95 - 1.50        (3.83) - (3.30)
     (Commenced 2/20/2007                     2010       0.34          0.95 - 1.50          21.23 - 21.90
     and began transactions in 2008)          2009       0.48          0.95 - 1.50          34.84 - 35.58
                                              2008       0.10          1.10 - 1.50      (38.93) - (38.68)

  PIMCO VIT High Yield                        2012       5.78          1.30 - 1.50          12.59 - 12.81
     Sub-Account                              2011       6.99          1.30 - 1.50            1.80 - 2.01
                                              2010       7.26          1.30 - 1.50          12.76 - 12.99
                                              2009       8.75          1.30 - 1.50          38.18 - 38.45
                                              2008       7.83          1.30 - 1.50      (24.65) - (24.50)

  PIMCO VIT Low Duration                      2012       1.91          1.40 - 1.50            4.27 - 4.37
     Sub-Account                              2011       1.68          1.40 - 1.50        (0.39) - (0.29)
                                              2010       1.62          1.40 - 1.50            3.72 - 3.82
                                              2009       3.54          1.40 - 1.50          11.63 - 11.75
                                              2008       4.07          1.40 - 1.50        (1.90) - (1.81)

  Pioneer VCT Emerging                        2012       0.20          1.80 - 1.95            9.49 - 9.66
     Markets Sub-Account                      2011         --          1.65 - 1.95      (25.09) - (24.86)
     (Commenced 11/10/2008                    2010       0.32          1.65 - 1.95          13.38 - 13.72
     and began transactions in 2009)          2009       0.76          1.50 - 1.95          70.65 - 71.43

  Pioneer VCT Equity Income                   2012       3.21                 1.95                   7.83
     Sub-Account                              2011         --                 1.95                   3.73
     (Commenced 11/10/2008                    2010       2.05                 1.95                  16.93
     and began transactions in 2009)          2009       2.04          1.50 - 1.95          11.69 - 12.20

  Pioneer VCT Mid Cap Value                   2012       0.88          0.95 - 1.65            9.00 - 9.77
     Sub-Account                              2011       0.65          0.95 - 1.65        (7.38) - (6.73)
                                              2010       0.86          0.95 - 1.65          15.97 - 16.78
                                              2009       1.30          0.95 - 1.65          23.21 - 24.08
                                              2008       0.88          1.10 - 1.65      (34.85) - (34.49)

  Pioneer VCT Real Estate                     2012       2.16                 1.65                  14.18
     Shares Sub-Account                       2011       2.25                 1.65                   7.96
     (Commenced 11/10/2008                    2010       2.45                 1.65                  26.44
     and began transactions in 2009)          2009       2.95                 1.65                  29.40

  Putnam VT Equity Income                     2012       2.00          0.75 - 1.40          17.64 - 18.41
     Sub-Account                              2011       1.77          0.75 - 0.95            0.96 - 1.16
                                              2010       1.49          0.75 - 0.95          11.54 - 11.77
                                              2009       0.91          0.75 - 0.95          26.24 - 26.49
                                              2008       1.71          0.75 - 1.40      (32.10) - (31.66)

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
              NOTES TO THE FINANCIAL STATEMENTS -- (CONCLUDED)



8. FINANCIAL HIGHLIGHTS -- (CONCLUDED)


                                                                   AS OF DECEMBER 31
                                                    ------------------------------------------------
                                                                      UNIT VALUE
                                                                       LOWEST TO            NET
                                                        UNITS         HIGHEST ($)       ASSETS ($)
                                                    ------------   -----------------  --------------
  Putnam VT Multi-Cap Growth                  2012        26,156                7.14         186,699
     Sub-Account                              2011        24,593                6.18         152,050
     (Commenced 9/27/2010)                    2010        24,393                6.59         160,771

  Russell Aggressive Equity                   2012           206               13.93           2,875
     Sub-Account                              2011           285               12.20           3,478
                                              2010           381               12.91           4,925
                                              2009           576               10.49           6,045
                                              2008           555                8.09           4,489

  Russell Core Bond Sub-Account               2012         1,250               18.74          23,423
                                              2011         1,788               17.53          31,352
                                              2010         3,020               16.99          51,304
                                              2009         4,087               15.66          63,990
                                              2008         4,134               13.71          56,669

  Russell Global Real Estate Securities       2012           215               31.38           6,751
     Sub-Account                              2011           258               24.95           6,427
                                              2010           310               27.22           8,424
                                              2009           435               22.46           9,768
                                              2008           416               17.66           7,357

  Russell Multi-Style Equity                  2012         2,931                9.81          28,767
     Sub-Account                              2011         3,876                8.60          33,347
                                              2010         3,947                8.86          34,973
                                              2009         5,994                7.72          46,249
                                              2008         5,880                5.95          35,016

  Russell Non-U.S. Sub-Account                2012           959               10.83          10,383
                                              2011         1,335                9.17          12,236
                                              2010         1,796               10.67          19,148
                                              2009         2,565                9.71          24,909
                                              2008         2,639                7.78          20,544

  UIF U.S. Real Estate Sub-Account            2012       115,178       28.58 - 59.62       4,305,921
                                              2011       125,634       25.09 - 51.96       3,922,127
                                              2010       130,897       24.08 - 49.52       3,736,871
                                              2009       137,424       18.83 - 38.47       2,952,490
                                              2008       107,050       14.92 - 29.65       1,744,382

                                                              FOR THE YEAR ENDED DECEMBER 31
                                                    -----------------------------------------------------
                                                    INVESTMENT(1)   EXPENSE RATIO(2)     TOTAL RETURN(3)
                                                       INCOME           LOWEST TO           LOWEST TO
                                                      RATIO (%)        HIGHEST (%)         HIGHEST (%)
                                                    -------------   ----------------   ------------------
  Putnam VT Multi-Cap Growth                  2012       0.50                 1.40                  15.45
     Sub-Account                              2011       0.39                 1.40                 (6.19)
     (Commenced 9/27/2010)                    2010         --                 1.40                  13.35

  Russell Aggressive Equity                   2012       0.97                 1.40                  14.22
     Sub-Account                              2011       0.49                 1.40                 (5.53)
                                              2010       0.48                 1.40                  23.15
                                              2009       0.53                 1.40                  29.57
                                              2008       0.70                 1.40                (43.72)

  Russell Core Bond Sub-Account               2012       2.07                 1.40                   6.86
                                              2011       2.97                 1.40                   3.23
                                              2010       3.89                 1.40                   8.50
                                              2009       4.74                 1.40                  14.20
                                              2008       4.34                 1.40                 (4.91)

  Russell Global Real Estate Securities       2012       4.83                 1.40                  25.77
     Sub-Account                              2011       2.29                 1.40                 (8.34)
                                              2010       2.20                 1.40                  21.21
                                              2009       4.67                 1.40                  27.15
                                              2008       2.02                 1.40                (37.57)

  Russell Multi-Style Equity                  2012       1.08                 1.40                  14.07
     Sub-Account                              2011       0.99                 1.40                 (2.91)
                                              2010       0.97                 1.40                  14.84
                                              2009       1.32                 1.40                  29.57
                                              2008       1.68                 1.40                (41.40)

  Russell Non-U.S. Sub-Account                2012       1.90                 1.40                  18.14
                                              2011       1.55                 1.40                (14.09)
                                              2010       1.14                 1.40                   9.88
                                              2009       2.84                 1.40                  24.73
                                              2008         --                 1.40                (43.22)

  UIF U.S. Real Estate Sub-Account            2012       0.84          0.95 - 1.65          13.93 - 14.74
                                              2011       0.85          0.95 - 1.65            4.19 - 4.92
                                              2010       2.15          0.95 - 1.65          27.84 - 28.73
                                              2009       3.31          0.95 - 1.65          26.25 - 27.14
                                              2008       3.49          1.10 - 1.65      (38.92) - (38.58)

 1 These amounts represent the dividends, excluding distributions of capital gains, received by the Sub-Account from the underlying fund, portfolio, or series net of management fees assessed by the fund manager, divided by the average net assets, regardless of share class, if any. These ratios exclude those expenses, such as mortality and expense risk charges, that are assessed against contract owner accounts either through reductions in the unit values or the redemption of units. The investment income ratio is calculated for each period indicated or from the effective date through the end of the reporting period. The recognition of investment income by the Sub-Account is affected by the timing of the declaration of dividends by the underlying fund, portfolio, or series in which the Sub-Account invests. The investment income ratio is calculated as a weighted average ratio since the Sub-Account may invest in two or more share classes, if any, within the underlying fund, portfolio, or series of the Trusts which may have unique investment income ratios.

 2 These amounts represent the annualized contract expenses of the applicable Sub-Accounts, consisting primarily of mortality and expense risk charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund, portfolio, or series have been excluded.

 3 These amounts represent the total return for the period indicated, including changes in the value of the underlying fund, portfolio, or series and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. The total return is calculated for each period indicated or from the effective date through the end of the reporting period. The total return is presented as a range of minimum to maximum returns, based on minimum and maximum returns within each product grouping of the applicable Sub-Account.

First MetLife Investors Insurance Company

Financial Statements

As of December 31, 2012 and 2011 and for the Years Ended December 31, 2012, 2011 and 2010 and Independent Auditors' Report

                         INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of First MetLife Investors Insurance Company:

We have audited the accompanying financial statements of First MetLife Investors Insurance Company (a wholly-owned subsidiary of MetLife, Inc.) (the "Company"), which comprise the balance sheets as of December 31, 2012 and 2011, and the related statements of operations, comprehensive income, stockholder's equity, and cash flows for each of the three years in the period ended
December 31, 2012, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First MetLife Investors Insurance Company as of December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Emphasis-of-Matter

As discussed in Note 1, the Company changed its method of accounting for deferred policy acquisition costs as required by accounting guidance adopted on January 1, 2012. Our opinion is not modified with respect to this matter.

/s/ DELOITTE & TOUCHE LLP

Certified Public Accountants
Tampa, Florida
April 11, 2013

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                Balance Sheets
                          December 31, 2012 and 2011

                (In thousands, except share and per share data)

                                                                                     2012          2011
                                                                                 ------------- -------------
Assets
Investments:
 Fixed maturity securities available-for-sale, at estimated fair value
   (amortized cost: $645,945 and $590,914, respectively)........................  $    710,639  $    640,823
 Mortgage loans (net of valuation allowances of $479 and $624, respectively)....       109,498        99,683
 Short-term investments, at estimated fair value................................        26,388        30,996
                                                                                 ------------- -------------
   Total investments............................................................       846,525       771,502
Cash and cash equivalents.......................................................         5,517        13,016
Accrued investment income.......................................................         6,794         6,342
Premiums, reinsurance and other receivables.....................................     1,597,548     1,498,682
Deferred policy acquisition costs and value of business acquired................       157,226       163,332
Current income tax recoverable..................................................         6,932        14,834
Other assets....................................................................        81,552        87,546
Separate account assets.........................................................     4,667,174     3,870,716
                                                                                 ------------- -------------
   Total assets.................................................................  $  7,369,268  $  6,425,970
                                                                                 ============= =============
Liabilities and Stockholder's Equity
Liabilities
Future policy benefits..........................................................  $    339,191  $    243,186
Policyholder account balances...................................................     1,430,202     1,526,277
Other policy-related balances...................................................        17,158        14,668
Deferred income tax liability...................................................       179,255       127,267
Other liabilities...............................................................       141,813       136,558
Separate account liabilities....................................................     4,667,174     3,870,716
                                                                                 ------------- -------------
   Total liabilities............................................................     6,774,793     5,918,672
                                                                                 ------------- -------------
Contingencies, Commitments and Guarantees (Note 11)
Stockholder's Equity
Common stock, par value $10 per share; 200,000 shares authorized, issued and
 outstanding....................................................................         2,000         2,000
Additional paid-in capital......................................................       339,819       339,819
Retained earnings...............................................................       215,548       134,728
Accumulated other comprehensive income (loss)...................................        37,108        30,751
                                                                                 ------------- -------------
   Total stockholder's equity...................................................       594,475       507,298
                                                                                 ------------- -------------
   Total liabilities and stockholder's equity...................................  $  7,369,268  $  6,425,970
                                                                                 ============= =============

              See accompanying notes to the financial statements.

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                           Statements of Operations
             For the Years Ended December 31, 2012, 2011 and 2010

                                (In thousands)

                                                                  2012       2011       2010
                                                                --------- ---------  ---------
Revenues
Premiums....................................................... $  64,490 $  71,202  $  56,985
Universal life and investment-type product policy fees.........    85,680    70,745     55,860
Net investment income..........................................    36,394    35,447     29,596
Other revenues.................................................    63,210    65,204     68,627
Net investment gains (losses):
 Other-than-temporary impairments on fixed maturity securities.        --       (41)        --
 Other net investment gains (losses)...........................     1,751    (3,047)    (1,249)
                                                                --------- ---------  ---------
   Total net investment gains (losses).........................     1,751    (3,088)    (1,249)
 Net derivative gains (losses).................................   128,257    97,765     26,905
                                                                --------- ---------  ---------
     Total revenues............................................   379,782   337,275    236,724
                                                                --------- ---------  ---------
Expenses
Policyholder benefits and claims...............................    83,023    70,278     46,659
Interest credited to policyholder account balances.............    58,602    61,695     61,932
Other expenses.................................................   119,146   126,574     70,281
                                                                --------- ---------  ---------
     Total expenses............................................   260,771   258,547    178,872
                                                                --------- ---------  ---------
Income (loss) before provision for income tax..................   119,011    78,728     57,852
Provision for income tax expense (benefit).....................    38,191    23,303     16,528
                                                                --------- ---------  ---------
Net income (loss).............................................. $  80,820 $  55,425  $  41,324
                                                                ========= =========  =========

              See accompanying notes to the financial statements.

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                      Statements of Comprehensive Income
             For the Years Ended December 31, 2012, 2011 and 2010

                                (In thousands)

                                                                          2012       2011       2010
                                                                       ---------  ---------  ---------
Net income (loss)..................................................... $  80,820  $  55,425  $  41,324
Other comprehensive income (loss):
 Unrealized investment gains (losses), net of related offsets.........     9,833     30,254     18,398
 Unrealized gains (losses) on derivatives.............................       (53)        --         --
                                                                       ---------  ---------  ---------
 Other comprehensive income (loss), before income tax.................     9,780     30,254     18,398
 Income tax (expense) benefit related to items of other comprehensive
   income (loss)......................................................    (3,423)   (10,589)    (6,439)
                                                                       ---------  ---------  ---------
 Other comprehensive income (loss), net of income tax.................     6,357     19,665     11,959
                                                                       ---------  ---------  ---------
Comprehensive income (loss)........................................... $  87,177  $  75,090  $  53,283
                                                                       =========  =========  =========

              See accompanying notes to the financial statements.

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                      Statements of Stockholder's Equity
             For the Years Ended December 31, 2012, 2011 and 2010

                                (In thousands)

                                                                         Accumulated
                                                   Additional               Other          Total
                                           Common   Paid-in   Retained  Comprehensive  Stockholder's
                                           Stock    Capital   Earnings  Income (Loss)     Equity
                                           ------- ---------- --------  -------------  -------------
Balance at December 31, 2009.............. $ 2,000   $339,819 $ 55,407        $  (901)     $ 396,325
Cumulative effect of change in accounting
  principle, net of income tax (Note 1)...                     (17,428)            28        (17,400)
                                           ------- ---------- --------  -------------  -------------
Balance at January 1, 2010................   2,000    339,819   37,979           (873)       378,925
Net income (loss).........................                      41,324                        41,324
Other comprehensive income (loss), net of
  income tax..............................                                     11,959         11,959
                                           ------- ---------- --------  -------------  -------------
Balance at December 31, 2010..............   2,000    339,819   79,303         11,086        432,208
Net income (loss).........................                      55,425                        55,425
Other comprehensive income (loss), net of
  income tax..............................                                     19,665         19,665
                                           ------- ---------- --------  -------------  -------------
Balance at December 31, 2011..............   2,000    339,819  134,728         30,751        507,298
Net income (loss).........................                      80,820                        80,820
Other comprehensive income (loss), net of
  income tax..............................                                      6,357          6,357
                                           ------- ---------- --------  -------------  -------------
Balance at December 31, 2012.............. $ 2,000   $339,819 $215,548        $37,108      $ 594,475
                                           ======= ========== ========  =============  =============

              See accompanying notes to the financial statements.

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                           Statements of Cash Flows
             For the Years Ended December 31, 2012, 2011 and 2010

                                (In thousands)

                                                                         2012       2011       2010
                                                                      ---------  ---------  ---------
Cash flows from operating activities
Net income (loss).................................................... $  80,820  $  55,425  $  41,324
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
 Depreciation and amortization expenses..............................     2,056      1,907      1,474
 Amortization of premiums and accretion of discounts associated with
   investments, net..................................................       137        (93)       363
 (Gains) losses on investments and derivatives, net..................  (138,850)  (103,412)   (32,875)
 Interest credited to policyholder account balances..................    58,602     61,695     61,932
 Universal life and investment-type product policy fees..............   (85,680)   (70,745)   (55,860)
 Change in accrued investment income.................................      (446)      (518)      (894)
 Change in premiums, reinsurance and other receivables...............         4     (2,495)   (55,032)
 Change in deferred policy acquisition costs and value of business
   acquired, net.....................................................     6,907    (12,998)   (30,119)
 Change in income tax................................................    56,467     29,660     18,882
 Change in other assets..............................................    92,381     61,700     44,920
 Change in insurance-related liabilities and policy-related balances.    92,713     66,492     65,748
 Change in other liabilities.........................................     4,511     62,678     24,897
                                                                      ---------  ---------  ---------
Net cash provided by operating activities............................   169,622    149,296     84,760
                                                                      ---------  ---------  ---------
Cash flows from investing activities
 Sales, maturities and repayments of:
   Fixed maturity securities.........................................    96,968     69,992    124,160
   Mortgage loans....................................................     2,006      4,305        364
 Purchases of:.......................................................
   Fixed maturity securities.........................................  (151,176)  (139,945)  (182,768)
   Mortgage loans....................................................   (11,631)   (25,955)   (49,187)
 Cash received in connection with freestanding derivatives...........       172         --         --
 Net change in short-term investments................................     4,628     (5,970)   (14,944)
                                                                      ---------  ---------  ---------
Net cash used in investing activities................................   (59,033)   (97,573)  (122,375)
                                                                      ---------  ---------  ---------
Cash flows from financing activities
 Policyholder account balances:
   Deposits..........................................................   150,614    267,039    188,463
   Withdrawals.......................................................  (268,702)  (313,504)  (204,810)
                                                                      ---------  ---------  ---------
Net cash used in financing activities................................  (118,088)   (46,465)   (16,347)
                                                                      ---------  ---------  ---------
Change in cash and cash equivalents..................................    (7,499)     5,258    (53,962)
Cash and cash equivalents, beginning of year.........................    13,016      7,758     61,720
                                                                      ---------  ---------  ---------
Cash and cash equivalents, end of year............................... $   5,517  $  13,016  $   7,758
                                                                      =========  =========  =========
Supplemental disclosures of cash flow information:
 Net cash received for:
   Income tax........................................................ $ (18,311) $  (6,355) $  (2,514)
                                                                      =========  =========  =========

              See accompanying notes to the financial statements.

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                       Notes to the Financial Statements

1. Business, Basis of Presentation and Summary of Significant Accounting
   Policies

 Business

  First MetLife Investors Insurance Company (the "Company"), a New York domiciled life insurance company, is a wholly-owned subsidiary of MetLife, Inc. ("MetLife"). The Company markets and administers traditional life, universal life, variable annuity and fixed annuity products to individuals. The Company is licensed to transact business in the state of New York.

 Basis of Presentation

  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to adopt accounting policies and make estimates and assumptions that affect amounts reported in the financial statements. In applying these policies and estimates, management makes subjective and complex judgments that frequently require assumptions about matters that are inherently uncertain. Many of these policies, estimates and related judgments are common in the insurance and financial services industries; others are specific to the Company's business and operations. Actual results could differ from estimates.

  Since the Company is a member of a controlled group of affiliated companies, its results may not be indicative of those of a stand-alone entity.

 Separate Accounts

  Separate accounts are established in conformity with insurance laws and are generally not chargeable with liabilities that arise from any other business of the Company. Separate account assets are subject to general account claims only to the extent the value of such assets exceeds the separate account liabilities. The Company reports separately, as assets and liabilities, investments held in separate accounts and liabilities of the separate accounts if:

  .  such separate accounts are legally recognized;
  . assets supporting the contract liabilities are legally insulated from the Company's general account liabilities;
  . investments are directed by the contractholder; and . all investment performance, net of contract fees and assessments, is passed through to the contractholder.

  The Company reports separate account assets at their fair value, which is based on the estimated fair values of the underlying assets comprising the individual separate account portfolios. Investment performance (including investment income, net investment gains (losses) and changes in unrealized gains (losses)) and the corresponding amounts credited to contractholders of such separate accounts are offset within the same line in the statements of operations.

  The Company's revenues reflect fees charged to the separate accounts, including mortality charges, risk charges, policy administration fees, investment management fees and surrender charges. Such fees are included in universal life and investment-type product policy fees in the statements of operations.

 Reclassifications

  Certain amounts in the prior years' financial statements and related footnotes thereto have been reclassified to conform with the current year presentation. See "-- Adoption of New Accounting Pronouncements" for discussion of accounting pronouncements adopted in 2012, which were retrospectively applied.

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)


Summary of Significant Accounting Policies

  The following are the Company's significant accounting policies with references to notes providing additional information on such policies and critical accounting estimates relating to such policies.

Accounting Policy                                                                                   Note
--------------------------------------------------------------------------------------------------------
Insurance                                                                                              2
--------------------------------------------------------------------------------------------------------
Deferred Policy Acquisition Costs, Value of Business Acquired and Other Policy-Related Intangibles     3
--------------------------------------------------------------------------------------------------------
Reinsurance                                                                                            4
--------------------------------------------------------------------------------------------------------
Investments                                                                                            5
--------------------------------------------------------------------------------------------------------
Derivatives                                                                                            6
--------------------------------------------------------------------------------------------------------
Fair Value                                                                                             7
--------------------------------------------------------------------------------------------------------
Income Tax                                                                                            10
--------------------------------------------------------------------------------------------------------
Litigation Contingencies                                                                              11

 Insurance

  Future Policy Benefit Liabilities and Policyholder Account Balances

  The Company establishes liabilities for amounts payable under insurance policies. Generally, amounts are payable over an extended period of time and related liabilities are calculated as the present value of future expected benefits to be paid reduced by the present value of future expected premiums. Such liabilities are established based on methods and underlying assumptions in accordance with GAAP and applicable actuarial standards. Principal assumptions used in the establishment of liabilities for future policy benefits are mortality, policy lapse, renewal, investment returns, inflation, expenses and other contingent events as appropriate to the respective product type. These assumptions are established at the time the policy is issued and are intended to estimate the experience for the period the policy benefits are payable. Utilizing these assumptions, liabilities are established on a block of business basis. For long duration insurance contracts, assumptions such as mortality and interest rates are "locked in" upon the issuance of new business. However, significant adverse changes in experience on such contracts may require the establishment of premium deficiency reserves. Such reserves are determined based on the then current assumptions and do not include a provision for adverse deviation.

  The Company regularly reviews its estimates of liabilities for future policy benefits and compares them with its actual experience. Differences result in changes to the liability balances with related charges or credits to benefit expenses in the period in which the changes occur.

  Policyholder account balances ("PABs") relate to contract or contract features where the Company has no significant insurance risk.

  The Company issues certain variable annuity products with guaranteed minimum benefits that provide the policyholder a minimum return based on their initial deposit (i.e., the benefit base) less withdrawals. These guarantees are accounted for as insurance liabilities or as embedded derivatives depending on how and when the benefit is paid. Specifically, a guarantee is accounted for as an embedded derivative if a guarantee is paid without requiring (i) the occurrence of specific insurable event, or (ii) the policyholder to annuitize. Alternatively, a guarantee is accounted for as an insurance liability if the guarantee is paid only upon either (i) the occurrence of a

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

specific insurable event, or (ii) annuitization. In certain cases, a guarantee may have elements of both an insurance liability and an embedded derivative and in such cases the guarantee is split and accounted for under both models.

  Guarantees accounted for as insurance liabilities in future policy benefits include guaranteed minimum death benefits ("GMDBs"), the portion of guaranteed minimum income benefits ("GMIBs") that require annuitization, and the life-contingent portion of guaranteed minimum withdrawal benefits ("GMWBs").

  Guarantees accounted for as embedded derivatives in PABs include the non life-contingent portion of GMWBs, guaranteed minimum accumulation benefits ("GMABs") and the portion of GMIBs that do not require annuitization. At inception, the Company attributes to the embedded derivative a portion of the projected future guarantee fees to be collected from the policyholder equal to the present value of projected future guaranteed benefits. Any additional fees represent "excess" fees and are reported in universal life and investment-type product policy fees.

  Other Policy-Related Balances

  Other policy-related balances include policy and contract claims, unearned revenue liabilities and premiums received in advance.

  The liability for policy and contract claims generally relates to incurred but not reported death claims, as well as claims which have been reported but not yet settled. The liability for these claims is based on the Company's estimated ultimate cost of settling all claims. The Company derives estimates for the development of incurred but not reported claims principally from analyses of historical patterns of claims by business line. The methods used to determine these estimates are continually reviewed. Adjustments resulting from this continuous review process and differences between estimates and payments for claims are recognized in policyholder benefits and claims expense in the period in which the estimates are changed or payments are made.

  The unearned revenue liability relates to investment-type products and represents policy charges for services to be provided in future periods. The charges are deferred as unearned revenue and amortized using the product's estimated gross profits, similar to deferred policy acquisition costs ("DAC") as discussed further herein. Such amortization is recorded in universal life and investment-type product policy fees.

  The Company accounts for the prepayment of premiums on its individual life contracts as premium received in advance and applies the cash received to premiums when due.

  Recognition of Insurance Revenues and Deposits

  Premiums related to traditional life and annuity policies with life contingencies are recognized as revenues when due from policyholders. Policyholder benefits and expenses are provided to recognize profits over the estimated lives of the insurance policies. When premiums are due over a significantly shorter period than the period over which benefits are provided, any excess profit is deferred and recognized into earnings in a constant relationship to insurance in-force or, for annuities, the amount of expected future policy benefit payments.

  Deposits related to investment-type products are credited to PABs. Revenues from such contracts consist of fees for mortality, policy administration and surrender charges and are recorded in universal life and investment-type product policy fees in the period in which services are provided. Amounts that are charged to earnings include interest credited and benefit claims incurred in excess of related PABs.

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)


  Premiums, policy fees, policyholder benefits and expenses are presented net of reinsurance.

 Deferred Policy Acquisition Costs, Value of Business Acquired and Other Policy-Related Intangibles

  The Company incurs significant costs in connection with acquiring new and renewal insurance business. Costs that are related directly to the successful acquisition or renewal of insurance contracts are capitalized as DAC. Such costs include:

  .  incremental direct costs of contract acquisition, such as commissions;
  . the portion of an employee's total compensation and benefits related to time spent selling, underwriting or processing the issuance of new and renewal insurance business only with respect to actual policies acquired or renewed; and
  . other essential direct costs that would not have been incurred had a policy not been acquired or renewed.

  All other acquisition-related costs, including those related to general advertising and solicitation, market research, agent training, product development, unsuccessful sales and underwriting efforts, as well as all indirect costs, are expensed as incurred.

  Value of business acquired ("VOBA") is an intangible asset resulting from a business combination that represents the excess of book value over the estimated fair value of acquired insurance, annuity, and investment-type contracts in-force at the acquisition date. The estimated fair value of the acquired liabilities is based on projections, by each block of business, of future policy and contract charges, premiums, mortality, separate account performance, surrenders, operating expenses, investment returns, nonperformance risk adjustment and other factors. Actual experience on the purchased business may vary from these projections.

DAC and VOBA are amortized as follows:

Products:                                                In proportion to the following over
                                                         estimated lives of the contracts:
-----------------------------------------------------------------------------------------------
Non-participating and non-dividend-paying traditional    Historic actual and expected future
   contracts (term insurance)                            gross premiums.
-----------------------------------------------------------------------------------------------
Fixed and variable deferred annuity contracts            Actual and expected future gross
                                                         profits.

  See Note 3 for additional information on DAC and VOBA amortization.

  The recovery of DAC and VOBA is dependent upon the future profitability of the related business. DAC and VOBA are aggregated in the financial statements for reporting purposes.

  The Company generally has two different types of sales inducements which are included in other assets: (i) the policyholder receives a bonus whereby the policyholder's initial account balance is increased by an amount equal to a specified percentage of the customer's deposit; and (ii) the policyholder receives a higher interest rate using a dollar cost averaging method than would have been received based on the normal general account interest rate credited. The Company defers sales inducements and amortizes them over the life of the policy using the same methodology and assumptions used to amortize DAC. The amortization of sales inducements is included in policyholder benefits and claims. Each year, or more frequently if circumstances indicate a potential recoverability issue exists, the Company reviews deferred sales inducements to determine the recoverability of the asset.

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)


  Value of distribution agreements acquired ("VODA") is reported in other assets and represents the present value of expected future profits associated with the expected future business derived from the distribution agreements. The VODA associated with past business combinations is amortized over useful lives ranging from 10 to 30 years and such amortization is included in other expenses. Each year, or more frequently if circumstances indicate a possible impairment exists, the Company reviews VODA to determine whether the asset is impaired.

 Reinsurance

  For each of its reinsurance agreements, the Company determines whether the agreement provides indemnification against loss or liability relating to insurance risk in accordance with applicable accounting standards. Cessions under reinsurance agreements do not discharge the Company's obligations as the primary insurer. The Company reviews all contractual features, particularly those that may limit the amount of insurance risk to which the reinsurer is subject or features that delay the timely reimbursement of claims.

  For reinsurance of existing in-force blocks of long-duration contracts that transfer significant insurance risk, the difference, if any, between the amounts paid, and the liabilities ceded related to the underlying contracts is considered the net cost of reinsurance at the inception of the reinsurance agreement. The net cost of reinsurance is recorded as an adjustment to DAC and recognized as a component of other expenses on a basis consistent with the way the acquisition costs on the underlying reinsured contracts would be recognized. Subsequent amounts paid on the reinsurance of in-force blocks, as well as amounts paid related to new business, are recorded as ceded premiums and ceded future policy benefit liabilities are established.

  Ceded policyholder and contract related liabilities, other than those currently due, are reported gross on the balance sheet.

  Amounts currently recoverable under reinsurance agreements are included in premiums, reinsurance and other receivables and amounts currently payable are included in other liabilities. Assets and liabilities relating to reinsurance agreements with the same reinsurer may be recorded net on the balance sheet, if a right of offset exists within the reinsurance agreement. In the event that reinsurers do not meet their obligations to the Company under the terms of the reinsurance agreements, reinsurance recoverable balances could become uncollectible. In such instances, reinsurance recoverable balances are stated net of allowances for uncollectible reinsurance.

  The funds withheld liability represents amounts withheld by the Company in accordance with the terms of the reinsurance agreements. The Company withholds the funds rather than transferring the underlying investments and, as a result, records funds withheld liability within other liabilities. The Company recognizes interest on funds withheld, included in other expenses, at rates defined by the terms of the agreement which may be contractually specified or directly related to the investment portfolio.

  Premiums, fees and policyholder benefits and claims are net of reinsurance ceded. Amounts received from reinsurers for policy administration are reported in other revenues. With respect to GMIBs, a portion of the directly written GMIBs are accounted for as insurance liabilities, but the associated reinsurance agreements contain embedded derivatives. These embedded derivatives are included in premiums, reinsurance and other receivables with changes in estimated fair value reported in net derivative gains (losses).

  If the Company determines that a reinsurance agreement does not expose the reinsurer to a reasonable possibility of a significant loss from insurance risk, the Company records the agreement using the deposit method

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

of accounting. Deposits received are included in other liabilities and deposits made are included within premiums, reinsurance and other receivables. As amounts are paid or received, consistent with the underlying contracts, the deposit assets or liabilities are adjusted. Interest on such deposits is recorded as other revenues or other expenses, as appropriate. Periodically, the Company evaluates the adequacy of the expected payments or recoveries and adjusts the deposit asset or liability through other revenues or other expenses, as appropriate.

 Investments

 Net Investment Income

  Income on investments is reported within net investment income, unless otherwise stated herein.

 Fixed Maturity Securities

  The majority of the Company's fixed maturity securities are classified as available-for-sale ("AFS") and are reported at their estimated fair value. Unrealized investment gains and losses on these securities are recorded as a separate component of other comprehensive income (loss) ("OCI"), net of policyholder-related amounts and deferred income taxes. All security transactions are recorded on a trade date basis. Investment gains and losses on sales are determined on a specific identification basis.

  Interest income on fixed maturity securities is recognized when earned using an effective yield method giving effect to amortization of premiums and accretion of discounts. Prepayment fees are recognized when earned.

  The Company periodically evaluates fixed maturity securities for impairment. The assessment of whether impairments have occurred is based on management's case-by-case evaluation of the underlying reasons for the decline in estimated fair value and an analysis of the gross unrealized losses by severity and/or age. The analysis of gross unrealized losses is described further in Note 5 "-- Evaluation of AFS Securities for OTTI and Evaluating Temporarily Impaired AFS Securities."

  For fixed maturity securities in an unrealized loss position, an other-than-temporary impairment ("OTTI") is recognized in earnings when it is anticipated that the amortized cost will not be recovered. When either: (i) the Company has the intent to sell the security; or (ii) it is more likely than not that the Company will be required to sell the security before recovery, the OTTI recognized in earnings is the entire difference between the security's amortized cost and estimated fair value. If neither of these conditions exist, the difference between the amortized cost of the security and the present value of projected future cash flows expected to be collected is recognized as an OTTI in earnings ("credit loss"). If the estimated fair value is less than the present value of projected future cash flows expected to be collected, this portion of OTTI related to other-than-credit factors ("noncredit loss") is recorded in OCI. Adjustments are not made for subsequent recoveries in value.

 Mortgage Loans

  The Company disaggregates its mortgage loan investments into two portfolio segments: commercial and agricultural. The accounting and valuation allowance policies that are applicable to all portfolio segments are presented below and policies related to each of the portfolio segments are included in Note 5.

  Mortgage loans are stated at unpaid principal balance, adjusted for any unamortized premium or discount, deferred fees or expenses, and are net of valuation allowances. Interest income and prepayment fees are recognized when earned. Interest is accrued on the principal amount of the loan based on the loan's contractual

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

interest rate while amortization of premiums and discounts is recognized using the effective yield method. Gains and losses from sales of loans and increases or decreases to valuation allowances are recorded in net investment gains (losses).

 Short-term Investments

  Short-term investments include securities and other investments with remaining maturities of one year or less, but greater than three months, at the time of purchase and are stated at estimated fair value or amortized cost, which approximates estimated fair value.

 Derivatives

  Freestanding Derivatives

  Freestanding derivatives are carried in the Company's balance sheets either as assets within other invested assets or as liabilities within other liabilities at estimated fair value. The Company does not offset the fair value amounts recognized for derivatives executed with the same counterparty under the same master netting agreement.

  Accruals on derivatives are generally recorded in accrued investment income or within other liabilities. However, accruals that are not scheduled to settle within one year are included with the derivatives carrying value in other invested assets or other liabilities.

  If a derivative is not designated as an accounting hedge or its use in managing risk does not qualify for hedge accounting, changes in the estimated fair value of the derivative are reported in net derivative gains (losses).

  Hedge Accounting

  To qualify for hedge accounting, at the inception of the hedging relationship, the Company formally documents its risk management objective and strategy for undertaking the hedging transaction, as well as its designation of the hedge. Hedge designation and financial statement presentation of changes in estimated fair value of the hedging derivatives are as follows:

    . Cash flow hedge (a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability) - effectiveness in OCI (deferred gains or losses on the derivative are reclassified into the statement of operations when the Company's earnings are affected by the variability in cash flows of the hedged item); ineffectiveness in net derivative gains (losses).

  The change in estimated fair values of the hedging derivatives are exclusive of any accruals that are separately reported in the statement of operations within interest income or interest expense to match the location of the hedged item.

  In its hedge documentation, the Company sets forth how the hedging instrument is expected to hedge the designated risks related to the hedged item and sets forth the method that will be used to retrospectively and prospectively assess the hedging instrument's effectiveness and the method that will be used to measure ineffectiveness. A derivative designated as a hedging instrument must be assessed as being highly effective in offsetting the designated risk of the hedged item. Hedge effectiveness is formally assessed at inception and at least quarterly throughout the life of the designated hedging relationship. Assessments of hedge effectiveness and measurements of ineffectiveness are also subject to interpretation and estimation and different interpretations or estimates may have a material effect on the amount reported in net income.

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)


  The Company discontinues hedge accounting prospectively when: (i) it is determined that the derivative is no longer highly effective in offsetting changes in the cash flows of a hedged item; (ii) the derivative expires, is sold, terminated, or exercised; (iii) it is no longer probable that the hedged forecasted transaction will occur; or (iv) the derivative is de-designated as a hedging instrument.

  When hedge accounting is discontinued because it is determined that the derivative is not highly effective in offsetting changes in cash flows of a hedged item, the derivative continues to be carried in the balance sheets at its estimated fair value, with changes in estimated fair value recognized in net derivative gains (losses). Provided the hedged forecasted transaction is still probable of occurrence, the changes in estimated fair value of derivatives recorded in OCI related to discontinued cash flow hedges are released into the statements of operations when the Company's earnings are affected by the variability in cash flows of the hedged item.

  When hedge accounting is discontinued because it is no longer probable that the forecasted transactions will occur on the anticipated date or within two months of that date, the derivative continues to be carried in the balance sheets at its estimated fair value, with changes in estimated fair value recognized currently in net derivative gains (losses). Deferred gains and losses of a derivative recorded in OCI pursuant to the discontinued cash flow hedge of a forecasted transaction that is no longer probable are recognized immediately in net derivative gains (losses).

  In all other situations in which hedge accounting is discontinued, the derivative is carried at its estimated fair value in the balance sheets, with changes in its estimated fair value recognized in the current period as net derivative gains (losses).

  Embedded Derivatives

  The Company sells variable annuities and purchases certain investments that contain embedded derivatives. The Company assesses each identified embedded derivative to determine whether it is required to be bifurcated. The embedded derivative is bifurcated from the host contract and accounted for as a freestanding derivative if:

    . the combined instrument is not accounted for in its entirety at fair value with changes in fair value recorded in earnings;
    . the terms of the embedded derivative are not clearly and closely related to the economic characteristics of the host contract; and
    . a separate instrument with the same terms as the embedded derivative would qualify as a derivative instrument.

  Such embedded derivatives are carried in the balance sheets at estimated fair value with the host contract and changes in their estimated fair value are generally reported in net derivative gains (losses). If the Company is unable to properly identify and measure an embedded derivative for separation from its host contract, the entire contract is carried on the balance sheet at estimated fair value, with changes in estimated fair value recognized in the current period in net investment gains (losses) or net investment income. Additionally, the Company may elect to carry an entire contract on the balance sheet at estimated fair value, with changes in estimated fair value recognized in the current period in net investment gains (losses) or net investment income if that contract contains an embedded derivative that requires bifurcation. At inception, the Company attributes to the embedded derivative a portion of the projected future guarantee fees to be collected from the policyholder equal to the present value of projected future guaranteed benefits. Any additional fees represent "excess" fees and are reported in universal life and investment-type product policy fees.

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)


 Fair Value

  Certain assets and liabilities are measured at estimated fair value in the Company's balance sheets. In addition, the notes to these financial statements include further disclosures of estimated fair values. The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. In most cases, the exit price and the transaction (or entry) price will be the same at initial recognition.

  Subsequent to initial recognition, fair values are based on unadjusted quoted prices for identical assets or liabilities in active markets that are readily and regularly obtainable. When such quoted prices are not available, fair values are based on quoted prices in markets that are not active, quoted prices for similar but not identical assets or liabilities, or other observable inputs. If these inputs are not available, or observable inputs are not determinative, unobservable inputs and/or adjustments to observable inputs requiring management judgment are used to determine the fair value of assets and liabilities.

 Goodwill

  Goodwill, which is included in other assets, represents the future economic benefits arising from net assets acquired in a business combination that are not individually identified and recognized. Goodwill is calculated as the excess of cost over the estimated fair value of such net assets acquired, is not amortized, and is tested for impairment based on a fair value approach at least annually or more frequently if events or circumstances indicate that there may be justification for conducting an interim test. The Company performs its annual goodwill impairment testing during the third quarter of each year based upon data as of the close of the second quarter. Goodwill associated with a business acquisition is not tested for impairment during the year the business is acquired unless there is a significant identified impairment event.

  The impairment test is performed at the reporting unit level, which is the operating segment or a business one level below the operating segment, if discrete financial information is prepared and regularly reviewed by management at that level. Management has concluded that the Company has one reporting unit. For purposes of goodwill impairment testing, if the carrying value of a reporting unit exceeds its estimated fair value, there may be an indication of impairment. In such instances, the implied fair value of the goodwill is determined in the same manner as the amount of goodwill that would be determined in a business combination. The excess of the carrying value of goodwill over the implied fair value of goodwill would be recognized as an impairment and recorded as a charge against net income.

  In 2012, the Company performed its annual goodwill impairment test and a comparison of the fair value of the reporting unit to its carrying value indicated a potential for goodwill impairment. A further comparison of the implied fair value of the reporting unit's goodwill with its carrying amount indicated that the entire amount of goodwill associated with the Company was impaired. Consequently, the Company recorded a $177 thousand goodwill impairment charge reflected in other expenses for the year ended December 31, 2012. As of December 31, 2012, the Company's goodwill balance was zero. The Company had no accumulated goodwill impairment at December 31, 2011.

 Income Tax

  The Company joins the MetLife life/non-life consolidated federal tax return and is a party to the MetLife tax sharing agreement.

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)


  The Company's accounting for income taxes represents management's best estimate of various events and transactions.

  Deferred tax assets and liabilities resulting from temporary differences between the financial reporting and tax bases of assets and liabilities are measured at the balance sheet date using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

  The realization of deferred tax assets depends upon the existence of sufficient taxable income within the carryback or carryforward periods under the tax law in the applicable tax jurisdiction. Valuation allowances are established when management determines, based on available information, that it is more likely than not that deferred income tax assets will not be realized. Factors in management's determination include the performance of the business and its ability to generate capital gains. Significant judgment is required in determining whether valuation allowances should be established, as well as the amount of such allowances. When making such determination, consideration is given to, among other things, the following:

    . future taxable income exclusive of reversing temporary differences and carryforwards;
    .  future reversals of existing taxable temporary differences;
    . taxable income in prior carryback years; and . tax planning strategies.

  The Company may be required to change its provision for income taxes in certain circumstances. Examples of such circumstances include when estimates used in determining valuation allowances on deferred tax assets significantly change or when receipt of new information indicates the need for adjustment in valuation allowances. Additionally, future events, such as changes in tax laws, tax regulations, or interpretations of such laws or regulations, could have an impact on the provision for income tax and the effective tax rate. Any such changes could significantly affect the amounts reported in the financial statements in the year these changes occur.

  The Company determines whether it is more likely than not that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. A tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement. Unrecognized tax benefits due to tax uncertainties that do not meet the threshold are included within other liabilities and are charged to earnings in the period that such determination is made.

  The Company classifies interest recognized as interest expense and penalties recognized as a component of income tax.

  Litigation Contingencies

  The Company is a party to a number of legal actions and is involved in a number of regulatory investigations. Given the inherent unpredictability of these matters, it is difficult to estimate the impact on the Company's financial position. Liabilities are established when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. Legal costs are recognized in other expenses as incurred. On an annual basis, the Company reviews relevant information with respect to liabilities for litigation, regulatory investigations and litigation-related contingencies to be reflected in the Company's financial statements.

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)


 Other Accounting Policies

  Cash and Cash Equivalents

  The Company considers all highly liquid securities and other investments purchased with an original or remaining maturity of three months or less at the date of purchase to be cash equivalents. Cash equivalents are stated at amortized cost, which approximates estimated fair value.

  Computer Software

  Computer software, which is included in other assets, is stated at cost, less accumulated amortization. Purchased software costs, as well as certain internal and external costs incurred to develop internal-use computer software during the application development stage, are capitalized. Such costs are amortized generally over a four-year period using the straight-line method. The cost basis of computer software was $9.6 million and $7.3 million at December 31, 2012 and 2011, respectively. Accumulated amortization of capitalized software was $2.7 million and $1.7 million at December 31, 2012 and 2011, respectively. Related amortization expense was $935 thousand, $939 thousand and $667 thousand for the years ended December 31, 2012, 2011 and 2010, respectively.

  Other Revenues

  Other revenues primarily include, in addition to items described elsewhere herein, fee income on financial reinsurance agreements. Such fees are recognized in the period in which services are performed.

Adoption of New Accounting Pronouncements

  On January 1, 2012, the Company adopted new guidance regarding accounting for DAC, which was retrospectively applied. The guidance specifies that only costs related directly to successful acquisition of new or renewal contracts can be capitalized as DAC; all other acquisition-related costs must be expensed as incurred. As a result, certain sales manager compensation and administrative costs previously capitalized by the Company will no longer be deferred.

  The following table presents the effects of the retrospective application of the adoption of such new accounting guidance to the Company's previously reported balance sheets:

                                                            As Previously Reported    Adjustment        As Adjusted
                                                            ---------------------- ----------------- -----------------
                                                              December 31, 2011    December 31, 2011 December 31, 2011
                                                            ---------------------- ----------------- -----------------
                                                                                  (In thousands)
Assets
  Deferred policy acquisition costs and value of business
   acquired (1)............................................  $            198,241  $        (34,909) $        163,332
Liabilities
  Deferred income tax liability............................  $            139,485  $        (12,218) $        127,267
Equity
  Retained earnings........................................  $            157,419  $        (22,691) $        134,728
  Total stockholder's equity...............................  $            529,989  $        (22,691) $        507,298

--------

(1) VOBA was not impacted by the adoption of this guidance.

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)


  The following table presents the effects of the retrospective application of the adoption of such new accounting guidance to the Company's previously reported statements of operations:

                                               As Previously Reported        Adjustment               As Adjusted
                                              ------------------------ ----------------------   ------------------------
                                              Years Ended December 31, Years Ended December 31, Years Ended December 31,
                                              ------------------------ ----------------------   ------------------------
                                                  2011        2010        2011         2010         2011        2010
                                              ------------ ----------- ----------   ----------  ------------ -----------
                                                                           (In thousands)
Expenses
  Other expenses............................. $    123,908 $    64,850 $    2,666   $    5,431  $    126,574 $    70,281
  Income (loss) before provision for income
   tax....................................... $     81,394 $    63,283 $   (2,666)  $   (5,431) $     78,728 $    57,852
  Provision for income tax expense
   (benefit)................................. $     24,236 $    18,429 $     (933)  $   (1,901) $     23,303 $    16,528
  Net income (loss).......................... $     57,158 $    44,854 $   (1,733)  $   (3,530) $     55,425 $    41,324

  The following table presents the effects of the retrospective application of the adoption of such new accounting guidance to the Company's previously reported statements of cash flows:

                                           As Previously Reported         Adjustment                As Adjusted
                                          ------------------------  ----------------------   ------------------------
                                          Years Ended December 31,  Years Ended December 31, Years Ended December 31,
                                          ------------------------  ----------------------   ------------------------
                                              2011         2010        2011         2010         2011         2010
                                          -----------  -----------  ----------   ----------  -----------  -----------
                                                                        (In thousands)
Cash flows from operating activities
  Net income (loss)...................... $    57,158  $    44,854  $   (1,733)  $   (3,530) $    55,425  $    41,324
  Change in deferred policy acquisition
   costs, net............................ $   (15,664) $   (35,550) $    2,666   $    5,431  $   (12,998) $   (30,119)
  Change in income tax................... $    30,593  $    20,783  $     (933)  $   (1,901) $    29,660  $    18,882

  On January 1, 2012, the Company adopted new guidance regarding comprehensive income, which was retrospectively applied, that provides companies with the option to present the total of comprehensive income, components of net income, and the components of OCI either in a single continuous statement of comprehensive income or in two separate but consecutive statements in annual financial statements. The standard eliminates the option to present components of OCI as part of the statement of changes in stockholder's equity. The Company adopted the two-statement approach for annual financial statements.

  Effective January 1, 2012, the Company adopted new guidance regarding fair value measurements that establishes common requirements for measuring fair value and for disclosing information about fair value measurements in accordance with GAAP and International Financial Reporting Standards ("IFRS"). Some of the amendments clarify the Financial Accounting Standards Board's ("FASB") intent on the application of existing fair value measurement requirements. Other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The adoption did not have a material impact on the Company's financial statements other than the expanded disclosures in Note 7.

  Effective January 1, 2012, the Company adopted new guidance on goodwill impairment testing that simplifies how an entity tests goodwill for impairment. The amendments in this standard allow an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value as a basis for determining whether it needs to perform the quantitative two-step goodwill impairment test. Only if an entity determines, based on qualitative assessment, that it is more likely than not that a reporting unit's fair value is less than its carrying value will it be required to calculate the fair value of the reporting unit. The adoption did not have a material impact on the Company's financial statements.

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)


  Effective January 1, 2010, the Company adopted guidance related to financial instrument transfers and consolidation of variable interest entities ("VIEs"). The financial instrument transfer guidance eliminates the concept of a qualified special purpose entity, eliminates the guaranteed mortgage securitization exception, changes the criteria for achieving sale accounting when transferring a financial asset and changes the initial recognition of retained beneficial interests. The revised consolidation guidance changed the definition of the primary beneficiary, as well as the method of determining whether an entity is a primary beneficiary of a VIE from a quantitative model to a qualitative model. Under the qualitative VIE consolidation model, the entity that has both the ability to direct the most significant activities of the VIE and the obligation to absorb losses or receive benefits that could potentially be significant to the VIE is considered to be the primary beneficiary. The guidance requires a continuous reassessment, as well as enhanced disclosures, including the effects of a company's involvement with VIEs on its financial statements.

Future Adoption of New Accounting Pronouncements

  In February 2013, the FASB issued new guidance regarding liabilities (Accounting Standards Update ("ASU") 2013-04, Liabilities (Topic 405):
Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date), effective retrospectively for fiscal years beginning after December 15, 2013 and interim periods within those years. The amendments require an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of the guidance is fixed at the reporting date, as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and any additional amount the reporting entity expects to pay on behalf of its co-obligors. In addition, the amendments require an entity to disclose the nature and amount of the obligation, as well as other information about the obligations. The Company is currently evaluating the impact of this guidance on its financial statements.

  In January 2013, the FASB issued new guidance regarding comprehensive income (ASU 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income), effective prospectively for fiscal years beginning after December 15, 2012. The amendments require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income ("AOCI") by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of AOCI by the respective line items of net income but only if the amount reclassified is required under GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under GAAP that provide additional detail about those amounts. The Company is currently evaluating the impact of this guidance on its financial statements.

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)


2. Insurance

Insurance Liabilities

  Future policy benefits are measured as follows:

-------------------------------------------------------------------------------------------------------------
 Product Type:                Measurement Assumptions:
-------------------------------------------------------------------------------------------------------------
 Non-participating life       Aggregate of the present value of expected future benefit payments and related expenses less the present value of expected future net premiums. Assumptions as to mortality and persistency are based upon the Company's experience when the basis of the liability is established. Interest rate assumptions for the aggregate future policy benefit liabilities range from 3% to 5%.
-------------------------------------------------------------------------------------------------------------
 Traditional fixed annuities  Present value of expected future payments. Interest rate assumptions used in
 after annuitization          establishing such liabilities range from 3% to 6%.
-------------------------------------------------------------------------------------------------------------

  PABs are equal to: (i) policy account values, which consist of an accumulation of gross premium payments; and (ii) credited interest, ranging from 1% to 7%, less expenses, mortality charges and withdrawals.

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)


 Guarantees

  The Company issues variable annuity products with guaranteed minimum benefits. The non-life contingent portion of GMWBs and the portion of certain GMIBs that does not require annuitization are accounted for as embedded derivatives in PABs and are further discussed in Note 6. Guarantees accounted for as insurance liabilities include:

---------------------------------------------------------------------------------------------------------------
 Guarantee:                                                       Measurement Assumptions:
---------------------------------------------------------------------------------------------------------------
   GMDBs     A return of purchase payment upon death            Present value of expected death benefits
               even if the account value is reduced to zero.      in excess of the projected account balance
                                                                  recognizing the excess ratably over the
                                                                  accumulation period based on the present
                                                                  value of total expected assessments.

             An enhanced death benefit may be available         Assumptions are consistent with those
               for an additional fee.                             used for amortizing DAC, and are thus
                                                                  subject to the same variability and risk.

                                                                Investment performance and volatility
                                                                  assumptions are consistent with the
                                                                  historical experience of the appropriate
                                                                  underlying equity index, such as the
                                                                  Standard & Poor ("S&P") 500 Index.

                                                                Benefit assumptions are based on the
                                                                  average benefits payable over a range of
                                                                  scenarios.
---------------------------------------------------------------------------------------------------------------
   GMIBs     After a specified period of time determined        Present value of expected income benefits
               at the time of issuance of the variable            in excess of the projected account balance
               annuity contract, a minimum accumulation           at any future date of annuitization and
               of purchase payments, even if the account          recognizing the excess ratably over the
               value is reduced to zero, that can be              accumulation period based on present
               annuitized to receive a monthly income             value of total expected assessments.
               stream that is not less than a specified
               amount.

             Certain contracts also provide for a               Assumptions are consistent with those
               guaranteed lump sum return of purchase             used for estimating GMDBs liabilities.
               premium in lieu of the annuitization benefit.

                                                                Calculation incorporates an assumption
                                                                  for the percentage of the potential
                                                                  annuitizations that may be elected by the
                                                                  contractholder.
---------------------------------------------------------------------------------------------------------------
   GMWBs     A return of purchase payment via partial           Expected value of the life contingent
               withdrawals, even if the account value is          payments and expected assessments using
               reduced to zero, provided that cumulative          assumptions consistent with those used
               withdrawals in a contract year do not              for estimating the GMDBs liabilities.
               exceed a certain limit.

             Certain contracts include guaranteed
               withdrawals that are life contingent.
---------------------------------------------------------------------------------------------------------------

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)


  Information regarding the liabilities for guarantees (excluding base policy liabilities and embedded derivatives) relating to annuity contracts was as follows:

                                          Annuity Contracts
                                      ---------------------
                                         GMDBs      GMIBs      Total
                                      ---------  ---------- ----------
                                               (In thousands)
        Direct
        Balance at January 1, 2010...  $  1,490   $  19,811  $  21,301
        Incurred guaranteed benefits.     2,593       6,472      9,065
        Paid guaranteed benefits.....    (1,475)         --     (1,475)
                                      ---------  ---------- ----------
        Balance at December 31, 2010.     2,608      26,283     28,891
        Incurred guaranteed benefits.     1,432      10,479     11,911
        Paid guaranteed benefits.....      (361)         --       (361)
                                      ---------  ---------- ----------
        Balance at December 31, 2011.     3,679      36,762     40,441
        Incurred guaranteed benefits.        25      34,202     34,227
        Paid guaranteed benefits.....      (651)         --       (651)
                                      ---------  ---------- ----------
        Balance at December 31, 2012.  $  3,053   $  70,964  $  74,017
                                      =========  ========== ==========

        Ceded
        Balance at January 1, 2010...  $  1,490   $   6,744  $   8,234
        Incurred guaranteed benefits.     2,593       2,212      4,805
        Paid guaranteed benefits.....    (1,475)         --     (1,475)
                                      ---------  ---------- ----------
        Balance at December 31, 2010.     2,608       8,956     11,564
        Incurred guaranteed benefits.     1,432       3,582      5,014
        Paid guaranteed benefits.....      (361)         --       (361)
                                      ---------  ---------- ----------
        Balance at December 31, 2011.     3,679      12,538     16,217
        Incurred guaranteed benefits.        25      11,695     11,720
        Paid guaranteed benefits.....      (651)         --       (651)
                                      ---------  ---------- ----------
        Balance at December 31, 2012.  $  3,053   $  24,233  $  27,286
                                      =========  ========== ==========

        Net
        Balance at January 1, 2010...  $     --   $  13,067  $  13,067
        Incurred guaranteed benefits.        --       4,260      4,260
        Paid guaranteed benefits.....        --          --         --
                                      ---------  ---------- ----------
        Balance at December 31, 2010.        --      17,327     17,327
        Incurred guaranteed benefits.        --       6,897      6,897
        Paid guaranteed benefits.....        --          --         --
                                      ---------  ---------- ----------
        Balance at December 31, 2011.        --      24,224     24,224
        Incurred guaranteed benefits.        --      22,507     22,507
        Paid guaranteed benefits.....        --          --         --
                                      ---------  ---------- ----------
        Balance at December 31, 2012.  $     --   $  46,731  $  46,731
                                      =========  ========== ==========

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)


  Account balances of contracts with insurance guarantees were invested in separate account asset classes as follows at:

                                          December 31,
                                    -------------------------
                                        2012         2011
                                    ------------ ------------
                                         (In thousands)
                   Fund Groupings:
                   Balanced........  $ 2,316,355  $ 1,801,385
                   Equity..........    1,852,479    1,631,643
                   Bond............      329,801      276,173
                   Money Market....       84,058       89,292
                   Specialty.......       81,481       70,223
                                    ------------ ------------
                    Total..........  $ 4,664,174  $ 3,868,716
                                    ============ ============

  Based on the type of guarantee, the Company defines net amount at risk ("NAR") as listed below.

  Variable Annuity Guarantees

  In the Event of Death

  Defined as the guaranteed minimum death benefit less the total contract account value, as of the balance sheet date. It represents the amount of the claim that the Company would incur if death claims were filed on all contracts on the balance sheet date.

  At Annuitization

  Defined as the amount (if any) that would be required to be added to the total contract account value to purchase a lifetime income stream, based on current annuity rates, equal to the minimum amount provided under the guaranteed benefit. This amount represents the Company's potential economic exposure to such guarantees in the event all contractholders were to annuitize on the balance sheet date, even though the contracts contain terms that only allow annuitization of the guaranteed amount after the 10th anniversary of the contract, which not all contractholders have achieved.

  Information regarding the types of guarantees relating to annuity contracts was as follows at:

                                                                  December 31,
                                         ------------------------------------------------------------
                                                      2012                            2011
-                                        ----------------------------    ----------------------------
                                             In the            At            In the            At
                                          Event of Death  Annuitization   Event of Death  Annuitization
                                         --------------- --------------  --------------- --------------
                                                                 (In thousands)
Annuity Contracts (1)
Variable Annuity Guarantees
Total contract account value............   $ 4,703,116    $ 3,928,057      $ 3,950,460    $ 3,268,053
Separate account value..................   $ 4,663,543    $ 3,897,089      $ 3,867,572    $ 3,194,707
Net amount at risk......................   $    53,177    $  224,099 (2)   $   218,707    $  141,861 (2)
Average attained age of contractholders.      63 years       62 years         63 years       61 years

--------
(1)The Company's annuity contracts with guarantees may offer more than one type of guarantee in each contract. Therefore, the amounts listed above may not be mutually exclusive.

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

(2)The Company had previously disclosed the NAR based on the excess of the benefit base over the contractholder's total contract account value on the balance sheet date. Such amounts were $492.5 million and $609.4 million at December 31, 2012 and 2011, respectively. The Company has provided, in the table above, the NAR as defined above. The Company believes that this definition is more representative of the potential economic exposures of these guarantees as the contractholders do not have access to this difference other than through annuitization.

Separate Accounts

  Separate account assets and liabilities consist of pass-through separate accounts totaling $4,667.2 million and $3,870.7 million at December 31, 2012 and 2011, respectively, for which the policyholder assumes all investment risk.

  For the years ended December 31, 2012, 2011 and 2010, there were no investment gains (losses) on transfers of assets from the general account to the separate accounts.

3. Deferred Policy Acquisition Costs, Value of Business Acquired and Other Policy-Related Intangibles

  See Note 1 for a description of capitalized acquisition costs.

  Non-Participating and Non-Dividend-Paying Traditional Contracts

  The Company amortizes DAC and VOBA related to these contracts (term insurance) over the appropriate premium paying period in proportion to the actual historic and expected future gross premiums that were set at contract issue. The expected premiums are based upon the premium requirement of each policy and assumptions for mortality, persistency and investment returns at policy issuance, or policy acquisition (as it relates to VOBA), include provisions for adverse deviation, and are consistent with the assumptions used to calculate future policyholder benefit liabilities. These assumptions are not revised after policy issuance or acquisition unless the DAC or VOBA balance is deemed to be unrecoverable from future expected profits. Absent a premium deficiency, variability in amortization after policy issuance or acquisition is caused only by variability in premium volumes.

  Fixed and Variable Deferred Annuity Contracts

  The Company amortizes DAC and VOBA related to these contracts over the estimated lives of the contracts in proportion to actual and expected future gross profits. The amortization includes interest based on rates in effect at inception or acquisition of the contracts. The amount of future gross profits is dependent principally upon returns in excess of the amounts credited to policyholders, mortality, persistency, interest crediting rates, expenses to administer the business, creditworthiness of reinsurance counterparties, the effect of any hedges used and certain economic variables, such as inflation. Of these factors, the Company anticipates that investment returns, expenses and persistency are reasonably likely to impact significantly the rate of DAC and VOBA amortization. Each reporting period, the Company updates the estimated gross profits with the actual gross profits for that period. When the actual gross profits change from previously estimated gross profits, the cumulative DAC and VOBA amortization is re-estimated and adjusted by a cumulative charge or credit to current operations. When actual gross profits exceed those previously estimated, the DAC and VOBA amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the actual gross profits are below the previously estimated gross profits. Each reporting period, the Company also updates the actual amount of business remaining in-force, which impacts expected future gross profits. When

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

expected future gross profits are below those previously estimated, the DAC and VOBA amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the expected future gross profits are above the previously estimated expected future gross profits. Each period, the Company also reviews the estimated gross profits for each block of business to determine the recoverability of DAC and VOBA balances.

  Factors Impacting Amortization

  Separate account rates of return on variable deferred annuity contracts affect in-force account balances on such contracts each reporting period which can result in significant fluctuations in amortization of DAC and VOBA. Returns that are higher than the Company's long-term expectation produce higher account balances, which increases the Company's future fee expectations and decreases future benefit payment expectations on minimum death and living benefit guarantees, resulting in higher expected future gross profits. The opposite result occurs when returns are lower than the Company's long-term expectation. The Company's practice to determine the impact of gross profits resulting from returns on separate accounts assumes that long-term appreciation in equity markets is not changed by short-term market fluctuations, but is only changed when sustained interim deviations are expected. The Company monitors these events and only changes the assumption when its long-term expectation changes.

  The Company also periodically reviews other long-term assumptions underlying the projections of estimated gross profits. These assumptions primarily relate to investment returns, interest crediting rates, mortality, persistency and expenses to administer business. Management annually updates assumptions used in the calculation of estimated gross profits which may have significantly changed. If the update of assumptions causes expected future gross profits to increase, DAC and VOBA amortization will decrease, resulting in a current period increase to earnings. The opposite result occurs when the assumption update causes expected future gross profits to decrease.

  Periodically, the Company modifies product benefits, features, rights or coverages that occur by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by election or coverage within a contract. If such modification, referred to as an internal replacement, substantially changes the contract, the associated DAC or VOBA is written off immediately through income and any new deferrable costs associated with the replacement contract are deferred. If the modification does not substantially change the contract, the DAC or VOBA amortization on the original contract will continue and any acquisition costs associated with the related modification are expensed.

  Amortization of DAC and VOBA is attributed to both investment gains and losses and to other expenses for the amount of gross margins or profits originating from transactions other than investment gains and losses. Unrealized investment gains and losses represent the amount of DAC and VOBA that would have been amortized if such gains and losses had been recognized.

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)


Information regarding DAC and VOBA was as follows:

                                                   Years Ended December 31,
                                              ----------------------------------
                                                 2012        2011        2010
                                              ----------  ----------  ----------
                                                        (In thousands)
DAC
Balance at January 1,........................  $ 163,172   $ 151,285   $ 122,546
Capitalizations..............................     52,075      72,784      59,117
Amortization related to:
 Net investment gains (losses)...............    (39,042)    (30,599)    (10,573)
 Other expenses..............................    (19,886)    (29,162)    (18,298)
                                              ----------  ----------  ----------
   Total amortization........................    (58,928)    (59,761)    (28,871)
                                              ----------  ----------  ----------
Unrealized investment gains (losses).........        800      (1,136)     (1,507)
                                              ----------  ----------  ----------
Balance at December 31,......................    157,119     163,172     151,285
                                              ----------  ----------  ----------
VOBA
Balance at January 1,........................        160         186         312
Total amortization related to other expenses.        (53)        (26)       (126)
                                              ----------  ----------  ----------
Balance at December 31,......................        107         160         186
                                              ----------  ----------  ----------
Total DAC and VOBA
Balance at December 31,......................  $ 157,226   $ 163,332   $ 151,471
                                              ==========  ==========  ==========

  See Note 1 for information on the retrospective application of the adoption of new accounting guidance related to DAC.

  Information regarding other policy-related intangibles was as follows:

                                          Years Ended December 31,
                                      -------------------------------
                                         2012       2011       2010
                                      ---------  ---------  ---------
                                               (In thousands)
          Deferred Sales Inducements
          Balance at January 1,......  $ 54,075   $ 54,245   $ 41,971
          Capitalization.............     1,985      6,307      8,807
          Amortization...............    (4,012)    (6,477)     3,467
                                      ---------  ---------  ---------
          Balance at December 31,....  $ 52,048   $ 54,075   $ 54,245
                                      =========  =========  =========

          VODA
          Balance at January 1,......  $ 16,347   $ 17,315   $ 18,122
          Amortization...............    (1,121)      (968)      (807)
                                      ---------  ---------  ---------
          Balance at December 31,....  $ 15,226   $ 16,347   $ 17,315
                                      =========  =========  =========
          Accumulated amortization...  $  4,288   $  3,167   $  2,199
                                      =========  =========  =========

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)


  The estimated future amortization expense to be reported in other expenses for the next five years is as follows:

                                   VOBA        VODA
                                --------- ------------
                                    (In thousands)
                          2013. $      47 $      1,251
                          2014. $      14 $      1,359
                          2015. $      12 $      1,394
                          2016. $      12 $      1,360
                          2017. $      11 $      1,283

4. Reinsurance

  The Company enters into reinsurance agreements primarily as a purchaser for reinsurance for its various insurance products. The Company participates in reinsurance activities in order to limit losses, minimize exposure to significant risks and provide additional capacity for future growth.

  Accounting for reinsurance requires extensive use of assumptions and estimates, particularly related to the future performance of the underlying business and the potential impact of counterparty credit risks. The Company periodically reviews actual and anticipated experience compared to the aforementioned assumptions used to establish assets and liabilities relating to ceded and assumed reinsurance and evaluates the financial strength of counterparties to its reinsurance agreements using criteria similar to that evaluated in the security impairment process discussed in Note 5.

  For its individual life insurance products, the Company has historically reinsured the mortality risk primarily on an excess of retention basis or on a quota share basis. The Company currently retains up to $100,000 per life and reinsures 100% of amounts in excess of the amount the Company retains. In addition to reinsuring mortality risk as described above, the Company reinsures other risks, as well as specific coverages. Placement of reinsurance is done primarily on an automatic basis and also on a facultative basis for risks with specified characteristics. The Company evaluates its reinsurance programs routinely and may increase or decrease its retention at any time.

  The Company currently reinsures 100% of the living and death benefit guarantees issued in connection with its variable annuities to an affiliated reinsurer. Under these reinsurance agreements, the Company pays a reinsurance premium generally based on fees associated with the guarantees collected from policyholders, and receives reimbursement for benefits paid or accrued in excess of account values, subject to certain limitations. The Company also reinsures 90% of its fixed annuities to an affiliated reinsurer. The value of the embedded derivatives on the ceded risk is determined using a methodology consistent with the guarantees directly written by the Company with the exception of the input for nonperformance risk that reflects the credit of the reinsurer.

  The Company has exposure to catastrophes, which could contribute to significant fluctuations in the Company's results of operations. The Company uses excess of retention and quota share reinsurance agreements to provide greater diversification of risk and minimize exposure to larger risks.

  The Company reinsures its business through a diversified group of well-capitalized, highly rated reinsurers. The Company analyzes recent trends in arbitration and litigation outcomes in disputes, if any, with its reinsurers. The Company monitors ratings and evaluates the financial strength of its reinsurers by analyzing their financial

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

statements. In addition, the reinsurance recoverable balance due from each reinsurer is evaluated as part of the overall monitoring process. Recoverability of reinsurance recoverable balances is evaluated based on these analyses. The Company generally secures large reinsurance recoverable balances with various forms of collateral, including secured trusts, funds withheld accounts and irrevocable letters of credit. These reinsurance recoverable balances are stated net of allowances for uncollectible reinsurance, which at December 31, 2012 and 2011, were not significant.

  The Company has secured certain reinsurance recoverable balances with irrevocable letters of credit. The Company had $6.5 million and $5.9 million of unsecured unaffiliated reinsurance recoverable balances at December 31, 2012 and 2011, respectively.

  At December 31, 2012, the Company had $6.6 million of net unaffiliated ceded reinsurance recoverables. Of this total, $5.6 million, or 86%, were with the Company's five largest unaffiliated ceded reinsurers, all of which were unsecured. At December 31, 2011, the Company had $5.9 million of net unaffiliated ceded reinsurance recoverables. Of this total, $5.1 million, or 86%, were with the Company's five largest unaffiliated ceded reinsurers, all of which were unsecured.

  The amounts in the statements of operations include the impact of reinsurance. Information regarding the significant effects of reinsurance was as follows:

                                                                     Years Ended December 31,
                                                               ------------------------------------
                                                                   2012         2011        2010
                                                               -----------  -----------  ----------
                                                                          (In thousands)
Premiums:
Direct premiums...............................................  $  110,110   $  108,831   $  87,369
Reinsurance ceded.............................................     (45,620)     (37,629)    (30,384)
                                                               -----------  -----------  ----------
 Net premiums.................................................  $   64,490   $   71,202   $  56,985
                                                               ===========  ===========  ==========
Universal life and investment-type product policy fees:
Direct universal life and investment-type product policy fees.  $  100,489   $   82,961   $  65,498
Reinsurance ceded.............................................     (14,809)     (12,216)     (9,638)
                                                               -----------  -----------  ----------
 Net universal life and investment-type product policy fees...  $   85,680   $   70,745   $  55,860
                                                               ===========  ===========  ==========
Other revenues:
Direct other revenues.........................................  $    9,549   $    7,518   $   5,442
Reinsurance ceded.............................................      53,661       57,686      63,185
                                                               -----------  -----------  ----------
 Net other revenues...........................................  $   63,210   $   65,204   $  68,627
                                                               ===========  ===========  ==========
Policyholder benefits and claims:
Direct policyholder benefits and claims.......................  $  149,281   $   96,879   $  67,216
Reinsurance ceded.............................................     (66,258)     (26,601)    (20,557)
                                                               -----------  -----------  ----------
 Net policyholder benefits and claims.........................  $   83,023   $   70,278   $  46,659
                                                               ===========  ===========  ==========
Other expenses:
Direct other expenses.........................................  $  114,717   $  122,941   $  69,252
Reinsurance ceded.............................................       4,429        3,633       1,029
                                                               -----------  -----------  ----------
 Net other expenses...........................................  $  119,146   $  126,574   $  70,281
                                                               ===========  ===========  ==========

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)


  The amounts in the balance sheets include the impact of reinsurance. Information regarding the significant effects of reinsurance was as follows at:

                                                                               December 31,
                                                ---------------------------------------------------------------------------
                                                                2012                                  2011
                                                ------------------------------------- -------------------------------------
                                                                            Total                                 Total
                                                                           Balance                               Balance
                                                   Direct       Ceded        Sheet       Direct       Ceded        Sheet
                                                ---------- ------------  ------------ ---------- ------------  ------------
                                                                              (In thousands)
Assets:
Premiums, reinsurance and other receivables....  $  13,575  $ 1,583,973   $ 1,597,548  $  12,068  $ 1,486,614   $ 1,498,682
Deferred policy acquisition costs and value of
 business acquired.............................    218,467      (61,241)      157,226    223,308      (59,976)      163,332
                                                ---------- ------------  ------------ ---------- ------------  ------------
  Total assets.................................  $ 232,042  $ 1,522,732   $ 1,754,774  $ 235,376  $ 1,426,638   $ 1,662,014
                                                ========== ============  ============ ========== ============  ============
Liabilities:
Other policy-related balances..................  $  12,318  $     4,840   $    17,158  $   8,400  $     6,268   $    14,668
Other liabilities..............................     29,746      112,067       141,813     47,349       89,209       136,558
                                                ---------- ------------  ------------ ---------- ------------  ------------
  Total liabilities............................  $  42,064  $   116,907   $   158,971  $  55,749  $    95,477   $   151,226
                                                ========== ============  ============ ========== ============  ============

  Reinsurance agreements that do not expose the Company to a reasonable possibility of a significant loss from insurance risk are recorded using the deposit method of accounting. Deposit assets and deposit liabilities, if any, are the result of affiliated reinsurance transactions. See "-- Related Party Reinsurance Transactions."

Related Party Reinsurance Transactions

  The Company has reinsurance agreements with certain MetLife subsidiaries, including Metropolitan Life Insurance Company ("MLIC"), Exeter Reassurance Company, Ltd. and MetLife Reinsurance Company of Vermont, all of which are related parties.

  Information regarding the significant effects of affiliated reinsurance included in the statements of operations was as follows:

                                                             Years Ended December 31,
                                                         -------------------------------
                                                             2012       2011       2010
                                                         ---------  ---------  ---------
                                                                  (In thousands)
Premiums:
Reinsurance ceded....................................... $ (36,766) $ (30,696) $ (25,288)
Universal life and investment-type product policy fees:
Reinsurance ceded....................................... $ (14,708) $ (12,132) $  (9,569)
Other revenues:
Reinsurance ceded....................................... $  53,660  $  57,693  $  63,185
Policyholder benefits and claims:
Reinsurance ceded....................................... $ (60,181) $ (25,172) $ (18,487)
Other expenses:
Reinsurance ceded....................................... $   4,464  $   3,665  $   1,061

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)


  Information regarding the significant effects of ceded affiliated reinsurance included in the balance sheets was as follows at:

                                                                         December 31,
                                                                  --------------------------
                                                                      2012          2011
                                                                  ------------  ------------
                                                                        (In thousands)
Assets:
Premiums, reinsurance and other receivables......................  $ 1,575,936   $ 1,478,930
Deferred policy acquisition costs and value of business acquired.      (61,303)      (60,028)
                                                                  ------------  ------------
 Total assets....................................................  $ 1,514,633   $ 1,418,902
                                                                  ============  ============
Liabilities:
Other policy-related balances....................................  $     4,840   $     6,268
Other liabilities................................................      110,609        87,527
                                                                  ------------  ------------
 Total liabilities...............................................  $   115,449   $    93,795
                                                                  ============  ============

  The Company ceded risks to an affiliate related to guaranteed minimum benefit guarantees written directly by the Company. These ceded reinsurance agreements contain embedded derivatives and changes in their fair value are included within net derivative gains (losses). The embedded derivatives associated with the cessions are included within premiums, reinsurance and other receivables and were assets of $318.1 million and $220.0 million at December 31, 2012 and 2011, respectively. Net derivative gains (losses) associated with the embedded derivatives were $71.7 million, $128.0 million and $13.9 million, for the years ended December 31, 2012, 2011 and 2010, respectively.

  The Company has secured certain reinsurance recoverable balances with various forms of collateral, including secured trusts, funds withheld accounts and irrevocable letters of credit. The Company had $1,184.3 million and $1,176.9 million of unsecured affiliated reinsurance recoverable balances at December 31, 2012 and 2011, respectively.

  Affiliated reinsurance agreements that do not expose the Company to a reasonable possibility of a significant loss from insurance risk are recorded using the deposit method of accounting. The deposit assets on affiliated reinsurance were $1,126.4 million and $1,145.1 million, at December 31, 2012 and 2011, respectively. There were no deposit liabilities on affiliated reinsurance at both December 31, 2012 and 2011.

5. Investments

  See Note 7 for information about the fair value hierarchy for investments and the related valuation methodologies.

Investment Risks and Uncertainties

  Investments are exposed to the following primary sources of risk: credit, interest rate, liquidity, market valuation, currency and real estate risk. The financial statement risks, stemming from such investment risks, are those associated with the determination of estimated fair values, the diminished ability to sell certain investments in times of strained market conditions, the recognition of impairments, the recognition of income on certain investments and the potential consolidation of VIEs. The use of different methodologies, assumptions and inputs relating to these financial statement risks may have a material effect on the amounts presented within the financial statements.

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)


  The determination of valuation allowances and impairments is highly subjective and is based upon periodic evaluations and assessments of known and inherent risks associated with the respective asset class. Such evaluations and assessments are revised as conditions change and new information becomes available.

  The recognition of income on certain investments (e.g. structured securities, including mortgage-backed securities, asset-backed securities ("ABS") and certain structured investment transactions) is dependent upon certain factors such as prepayments and defaults, and changes in such factors could result in changes in amounts to be earned.

Fixed Maturity AFS by Sector

  The following table presents the fixed maturity securities AFS by sector. The unrealized loss amounts presented below include the noncredit loss component of OTTI losses. Included within fixed maturity securities are structured securities including residential mortgage-backed securities ("RMBS"), commercial mortgage-backed securities ("CMBS") and ABS.

                                           December 31, 2012                                December 31, 2011
                            ------------------------------------------------ ------------------------------------------------
                                            Gross Unrealized                                 Gross Unrealized
                                       -------------------------- Estimated             -------------------------- Estimated
                            Amortized            Temporary  OTTI    Fair     Amortized            Temporary  OTTI    Fair
                              Cost       Gains    Losses   Losses   Value      Cost       Gains    Losses   Losses   Value
                            ---------- --------- --------- ------ ---------- ---------- --------- --------- ------ ----------

                                                                     (In thousands)
Fixed Maturity Securities:
U.S. corporate.............  $ 306,277  $ 35,977 $    345   $  --  $ 341,909  $ 244,860  $ 26,850 $    135   $  --  $ 271,575
Foreign corporate..........    111,649    10,415       25      --    122,039    108,300     9,779      322      --    117,757
U.S. Treasury and agency...     68,192     5,643      463      --     73,372     52,013     4,496      550      --     55,959
RMBS.......................     62,290     3,750      178      --     65,862    103,427     3,832    1,095      --    106,164
CMBS.......................     50,545     3,358       --      --     53,903     43,540     1,795       --      --     45,335
State and political
 subdivision...............     31,534     4,997       63      --     36,468     23,310     3,862       --      --     27,172
ABS........................      9,050       768        1      --      9,817      9,054       687       44      --      9,697
Foreign government.........      6,408       861       --      --      7,269      6,410       754       --      --      7,164
                            ---------- --------- --------- ------ ---------- ---------- --------- --------- ------ ----------
  Total fixed maturity
   securities..............  $ 645,945  $ 65,769 $  1,075   $  --  $ 710,639  $ 590,914  $ 52,055 $  2,146   $  --  $ 640,823
                            ========== ========= ========= ====== ========== ========== ========= ========= ====== ==========

  The Company held non-income producing fixed maturity securities with an estimated fair value of $217 thousand and unrealized gains of $179 thousand at December 31, 2012. There were no non-income producing fixed maturity securities held at December 31, 2011.

  Methodology for Amortization of Discount or Premium on Structured Securities

  Amortization of the discount or premium on structured securities considers the estimated timing and amount of prepayments of the underlying loans. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the originally anticipated and the actual prepayments received and currently anticipated. Prepayment assumptions for single class and multi-class mortgage-backed and ABS are estimated using inputs obtained from third-party specialists and based on management's knowledge of the current market. For credit-sensitive mortgage-backed and ABS and certain prepayment-sensitive securities, the effective yield is recalculated on a prospective basis. For all other mortgage-backed and ABS, the effective yield is recalculated on a retrospective basis.

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)


Maturities of Fixed Maturity Securities

  The amortized cost and estimated fair value of fixed maturity securities, by contractual maturity date, were as follows at:

                                                           December 31,
                                            -------------------------------------------
                                                    2012                  2011
                                            --------------------- ---------------------
                                                       Estimated             Estimated
                                            Amortized    Fair     Amortized    Fair
                                              Cost       Value      Cost       Value
                                            ---------- ---------- ---------- ----------
                                                          (In thousands)
Due in one year or less.................... $   12,842 $   13,351 $    6,630 $    6,910
Due after one year through five years......    123,477    135,785    128,458    139,772
Due after five years through ten years.....    232,707    264,153    214,417    238,900
Due after ten years........................    155,034    167,768     85,388     94,045
                                            ---------- ---------- ---------- ----------
 Subtotal..................................    524,060    581,057    434,893    479,627
Structured securities (RMBS, CMBS and ABS).    121,885    129,582    156,021    161,196
                                            ---------- ---------- ---------- ----------
 Total fixed maturity securities........... $  645,945 $  710,639 $  590,914 $  640,823
                                            ========== ========== ========== ==========

  Actual maturities may differ from contractual maturities due to the exercise of call or prepayment options. Fixed maturity securities not due at a single maturity date have been presented in the year of final contractual maturity. RMBS, CMBS and ABS are shown separately, as they are not due at a single maturity.

 Continuous Gross Unrealized Losses for Fixed Maturity Securities AFS by Sector

  The following table presents the estimated fair value and gross unrealized losses of fixed maturity securities AFS in an unrealized loss position, aggregated by sector and by length of time that the securities have been in a continuous unrealized loss position. The unrealized loss amounts include the noncredit component of OTTI loss.

                                           December 31, 2012                         December 31, 2011
                               ----------------------------------------- -----------------------------------------
                                                    Equal to or Greater                       Equal to or Greater
                               Less than 12 Months     than 12 Months    Less than 12 Months     than 12 Months
                               -------------------- -------------------- -------------------- --------------------
                               Estimated   Gross    Estimated   Gross    Estimated   Gross    Estimated   Gross
                                 Fair    Unrealized   Fair    Unrealized   Fair    Unrealized   Fair    Unrealized
                                 Value     Losses     Value     Losses     Value     Losses     Value     Losses
                               --------- ---------- --------- ---------- --------- ---------- --------- ----------
                                                   (In thousands, except number of securities)
Fixed Maturity Securities:
U.S. corporate................  $ 18,978   $  303    $    458   $   42    $  5,522   $  135    $     --  $     --
Foreign corporate.............     3,948       25          --       --      12,759      322          --        --
U.S. Treasury and agency......    24,656      463          --       --          --       --      19,767       550
RMBS..........................        --       --       7,227      178          --       --      16,696     1,095
CMBS..........................     6,994       --          --       --          --       --          --        --
State and political
  subdivision.................     9,500       63          --       --          --       --          --        --
ABS...........................       969        1          --       --         941       17       3,973        27
                               --------- ---------- --------- ---------- --------- ---------- --------- ----------
Total fixed maturity
  securities..................  $ 65,045   $  855    $  7,685   $  220    $ 19,222   $  474    $ 40,436  $  1,672
                               ========= ========== ========= ========== ========= ========== ========= ==========
Total number of securities in
  an unrealized loss
  position....................        22                    2                   23                    4
                               =========            =========            =========            =========

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)


Evaluation of AFS Securities for OTTI and Evaluating Temporarily Impaired AFS Securities

 Evaluation and Measurement Methodologies

    Management considers a wide range of factors about the security issuer and uses its best judgment in evaluating the cause of the decline in the estimated fair value of the security and in assessing the prospects for near-term recovery. Inherent in management's evaluation of the security are assumptions and estimates about the operations of the issuer and its future earnings potential. Considerations used in the impairment evaluation process include, but are not limited to: (i) the length of time and the extent to which the estimated fair value has been below amortized cost; (ii) the potential for impairments of securities when the issuer is experiencing significant financial difficulties; (iii) the potential for impairments in an entire industry sector or sub-sector; (iv) the potential for impairments in certain economically depressed geographic locations; (v) the potential for impairments of securities where the issuer, series of issuers or industry has suffered a catastrophic type of loss or has exhausted natural resources;
  (vi) with respect to fixed maturity securities, whether the Company has the intent to sell or will more likely than not be required to sell a particular security before the decline in estimated fair value below amortized cost recovers; (vii) with respect to structured securities, changes in forecasted cash flows after considering the quality of underlying collateral, expected prepayment speeds, current and forecasted loss severity, consideration of the payment terms of the underlying assets backing a particular security, and the payment priority within the tranche structure of the security; and
  (viii) other subjective factors, including concentrations and information obtained from regulators and rating agencies.

    The methodology and significant inputs used to determine the amount of credit loss on fixed maturity securities are as follows:

  . The Company calculates the recovery value by performing a discounted cash flow analysis based on the present value of future cash flows. The discount rate is generally the effective interest rate of the security prior to impairment.

  . When determining collectability and the period over which value is expected to recover, the Company applies considerations utilized in its overall impairment evaluation process which incorporates information regarding the specific security, fundamentals of the industry and geographic area in which the security issuer operates, and overall macroeconomic conditions. Projected future cash flows are estimated using assumptions derived from management's best estimates of likely scenario-based outcomes after giving consideration to a variety of variables that include, but are not limited to: payment terms of the security; the likelihood that the issuer can service the interest and principal payments; the quality and amount of any credit enhancements; the security's position within the capital structure of the issuer; possible corporate restructurings or asset sales by the issuer; and changes to the rating of the security or the issuer by rating agencies.

  . Additional considerations are made when assessing the unique features that apply to certain structured securities including, but not limited to: the quality of underlying collateral, expected prepayment speeds; current and forecasted loss severity, consideration of the payment terms of the underlying loans or assets backing a particular security, and the payment priority within the tranche structure of the security.

  . When determining the amount of the credit loss for U.S. and foreign corporate securities, foreign government securities and state and political subdivision securities, the estimated fair value is considered the recovery value when available information does not indicate that another value is more appropriate.

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

     When information is identified that indicates a recovery value other than estimated fair value, management considers in the determination of recovery value the same considerations utilized in its overall impairment evaluation process as described in (ii) above, as well as private and public sector programs to restructure such securities.

  The amortized cost of fixed maturity securities is adjusted for OTTI in the period in which the determination is made. The Company does not change the revised cost basis for subsequent recoveries in value.

  In periods subsequent to the recognition of OTTI on a fixed maturity security, the Company accounts for the impaired security as if it had been purchased on the measurement date of the impairment. Accordingly, the discount (or reduced premium) based on the new cost basis is accreted over the remaining term of the fixed maturity security in a prospective manner based on the amount and timing of estimated future cash flows.

Current Period Evaluation

  Based on the Company's current evaluation of its AFS securities in an unrealized loss position in accordance with its impairment policy, and the Company's current intentions and assessments (as applicable to the type of security) about holding, selling and any requirements to sell these securities, the Company has concluded that these securities are not other-than-temporarily impaired at December 31, 2012. Future OTTI will depend primarily on economic fundamentals, issuer performance (including changes in the present value of future cash flows expected to be collected), changes in credit ratings, changes in collateral valuation, changes in interest rates and changes in credit spreads. If economic fundamentals or any of the above factors deteriorate, additional OTTI may be incurred in upcoming periods.

  Gross unrealized losses on fixed maturity securities in an unrealized loss position, decreased $1.0 million during the year ended December 31, 2012 from $2.1 million to $1.1 million. The decline in, or improvement in, gross unrealized losses for the year ended December 31, 2012, was primarily attributable to narrowing credit spreads and a decrease in interest rates.

  At December 31, 2012, there were no gross unrealized losses from fixed maturity securities with an unrealized loss position of 20% or more of amortized cost for six months or greater.

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)


Mortgage Loans

 Mortgage Loans by Portfolio Segment

  Mortgage loans are summarized as follows at:

                                                 December 31,
                                   ---------------------------------------
                                           2012                2011
                                   -------------------  ------------------
                                    Carrying    % of     Carrying   % of
                                     Value      Total     Value     Total
                                   ----------  -------  ---------  -------
                                      (In thousands)      (In thousands)
     Mortgage loans:
      Commercial.................. $   96,335     88.0% $  86,236     86.5%
      Agricultural................     13,642     12.5     14,071     14.1
                                   ----------  -------  ---------  -------
        Subtotal (1)..............    109,977    100.5    100,307    100.6
     Valuation allowances.........       (479)    (0.5)      (624)    (0.6)
                                   ----------  -------  ---------  -------
        Total mortgage loans, net. $  109,498    100.0% $  99,683    100.0%
                                   ==========  =======  =========  =======

--------
(1)Purchases of mortgage loans were $8 million for the year ended December 31, 2012. The Company did not purchase any mortgage loans during the year ended December 31, 2011.

 Mortgage Loans and Valuation Allowance by Portfolio Segment

  All commercial and agricultural mortgage loans held at both December 31, 2012 and 2011 were evaluated collectively for credit losses. The valuation allowances maintained at both December 31, 2012 and 2011 were primarily for the commercial mortgage loan portfolio segment and were for non-specifically identified credit losses.

 Valuation Allowance Rollforward by Portfolio Segment

  The changes in the valuation allowance, by portfolio segment, were as follows:

                                      Commercial Agricultural   Total
                                      ---------- ------------ --------
                                               (In thousands)
        Balance at January 1, 2010...   $   171     $   25     $   196
        Provision (release)..........       486          6         492
                                       --------    -------    --------
        Balance at December 31, 2010.       657         31         688
        Provision (release)..........       (72)         8         (64)
                                       --------    -------    --------
        Balance at December 31, 2011.       585         39         624
        Provision (release)..........      (139)        (6)       (145)
                                       --------    -------    --------
        Balance at December 31, 2012.   $   446     $   33     $   479
                                       ========    =======    ========

  Valuation Allowance Methodology

    Mortgage loans are considered to be impaired when it is probable that, based upon current information and events, the Company will be unable to collect all amounts due under the loan agreement. Specific valuation allowances are established using the same methodology for both portfolio segments as the excess carrying

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

  value of a loan over either (i) the present value of expected future cash flows discounted at the loan's original effective interest rate, (ii) the estimated fair value of the loan's underlying collateral if the loan is in the process of foreclosure or otherwise collateral dependent, or (iii) the loan's observable market price. A common evaluation framework is used for establishing non-specific valuation allowances for both loan portfolio segments; however, a separate non-specific valuation allowance is calculated and maintained for each loan portfolio segment that is based on inputs unique to each loan portfolio segment. Non-specific valuation allowances are established for pools of loans with similar risk characteristics where a property-specific or market-specific risk has not been identified, but for which the Company expects to incur a credit loss. These evaluations are based upon several loan portfolio segment-specific factors, including the Company's experience for loan losses, defaults and loss severity, and loss expectations for loans with similar risk characteristics. These evaluations are revised as conditions change and new information becomes available.

  Commercial and Agricultural Mortgage Loan Portfolio Segments

    The Company typically uses several years of historical experience in establishing non-specific valuation allowances which captures multiple economic cycles. For evaluations of commercial loans, in addition to historical experience, management considers factors that include the impact of a rapid change to the economy, which may not be reflected in the loan portfolio, and recent loss and recovery trend experience as compared to historical loss and recovery experience. For evaluations of agricultural loans, in addition to historical experience, management considers factors that include increased stress in certain sectors, which may be evidenced by higher delinquency rates, or a change in the number of higher risk loans. On a quarterly basis, management incorporates the impact of these current market events and conditions on historical experience in determining the non-specific valuation allowance established for each portfolio segment.

    All commercial loans are reviewed on an ongoing basis which may include an analysis of the property financial statements and rent roll, lease rollover analysis, property inspections, market analysis, estimated valuations of the underlying collateral, loan-to-value ratios, debt service coverage ratios, and tenant creditworthiness. All agricultural loans are monitored on an ongoing basis. The monitoring process focuses on higher risk loans, which include those that are classified as restructured, potentially delinquent, delinquent or in foreclosure, as well as loans with higher loan-to-value ratios and lower debt service coverage ratios. The monitoring process for agricultural loans is generally similar to the commercial loan monitoring process, with a focus on higher risk loans, including reviews on a geographic and property-type basis. Higher risk loans are reviewed individually on an ongoing basis for potential credit loss and specific valuation allowances are established using the methodology described above for both loan portfolio segments. Quarterly, the remaining loans are reviewed on a pool basis by aggregating groups of loans that have similar risk characteristics for potential credit loss, and non-specific valuation allowances are established as described above using inputs that are unique to each segment of the loan portfolio.

    For commercial loans, the primary credit quality indicator is the debt service coverage ratio, which compares a property's net operating income to amounts needed to service the principal and interest due under the loan. Generally, the lower the debt service coverage ratio, the higher the risk of experiencing a credit loss. The Company also reviews the loan-to-value ratio of its commercial loan portfolio. Loan-to-value ratios compare the unpaid principal balance of the loan to the estimated fair value of the underlying collateral. Generally, the higher the loan-to-value ratio, the higher the risk of experiencing a credit loss. The debt service coverage ratio and loan-to-value ratio, as well as the values utilized in calculating these ratios, are updated annually, on a rolling basis, with a portion of the loan portfolio updated each quarter.

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)


    For agricultural loans, the Company's primary credit quality indicator is the loan-to-value ratio. The values utilized in calculating this ratio are developed in connection with the ongoing review of the agricultural loan portfolio and are routinely updated. Additionally, the Company focuses the monitoring process on higher risk loans, including reviews on a geographic and property-type basis.

 Credit Quality of Commercial Mortgage Loans

    Information about the credit quality of commercial mortgage loans is presented below at:

                       ------------------------------------------
                                   Recorded Investment
                       ------------------------------------------
                       Debt Service Coverage Ratios
                       ----------------------------         % of     Estimated     % of
                       > 1.20x 1.00x -1.20x < 1.00x  Total  Total    Fair Value    Total
                       ------- ------------ ------- ------- -----  -------------- ------
                                  (In thousands)                   (In thousands)
December 31, 2012:
Loan-to-value ratios:
Less than 65%......... $85,449    $1,930    $   956 $88,335  91.7%   $  97,511      92.5%
65% to 75%............      --        --      8,000   8,000   8.3        7,920       7.5
                       -------    ------    ------- ------- -----    ---------    ------
 Total................ $85,449    $1,930    $ 8,956 $96,335 100.0%   $ 105,431     100.0%
                       =======    ======    ======= ======= =====    =========    ======
December 31, 2011:
Loan-to-value ratios:.
Less than 65%......... $74,341    $   --    $ 1,998 $76,339  88.5%   $  83,040      89.1%
65% to 75%............   8,926       971         --   9,897  11.5       10,153      10.9
                       -------    ------    ------- ------- -----    ---------    ------
 Total................ $83,267    $  971    $ 1,998 $86,236 100.0%   $  93,193     100.0%
                       =======    ======    ======= ======= =====    =========    ======

  Credit Quality of Agricultural Mortgage Loans

  All of the agricultural mortgage loans held at both December 31, 2012 and 2011 had loan-to-value ratios less than 65%.

  Past Due, Interest Accrual Status and Impaired Mortgage Loans

  The Company has a high quality, well performing, mortgage loan portfolio, with all mortgage loans classified as performing at both December 31, 2012 and 2011. The Company defines delinquent mortgage loans consistent with industry practice, when interest and principal payments are past due as follows: commercial mortgage loans -- 60 days and agricultural mortgage loans -- 90 days. The Company had no impaired mortgage loans, no loans past due and no loans in non-accrual status at both December 31, 2012 and 2011. The Company did not recognize interest income on impaired mortgage loans during the years ended December 31, 2012, 2011 and 2010.

  Mortgage Loans Modified in a Troubled Debt Restructuring

  The Company may grant concessions related to borrowers experiencing financial difficulties which are classified as troubled debt restructurings. Generally, the types of concessions include: reduction of the contractual interest rate, extension of the maturity date at an interest rate lower than current market interest rates, and/or a reduction of accrued interest. The amount, timing and extent of the concession granted is considered in determining any impairment or changes in the specific valuation allowance recorded with the restructuring.

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

Through the continuous monitoring process, a specific valuation allowance may have been recorded prior to the quarter when the mortgage loan is modified in a troubled debt restructuring. Accordingly, the carrying value (after specific valuation allowance) before and after modification through a troubled debt restructuring may not change significantly, or may increase if the expected recovery is higher than the pre-modification recovery assessment. The Company had no mortgage loans modified during the year in a troubled debt restructuring at both December 31, 2012 and 2011.

Cash Equivalents

  The carrying value of cash equivalents, which includes securities and other investments with an original or remaining maturity of three months or less at the time of purchase, was $4.5 million and $11.0 million at December 31, 2012 and 2011, respectively.

Net Unrealized Investment Gains (Losses)

  The components of net unrealized investment gains (losses), included in AOCI, were as follows:

                                                Years Ended December 31,
                                           ----------------------------------
                                              2012        2011        2010
                                           ----------  ----------  ----------
                                                     (In thousands)
 Fixed maturity securities................  $  64,694   $  49,909   $  18,518
 Derivatives..............................        (53)         --          --
 Short-term investments...................         --          --           1
                                           ----------  ----------  ----------
  Subtotal................................     64,641      49,909      18,519
                                           ----------  ----------  ----------
 Amounts allocated from:
  Insurance liability loss recognition....     (5,752)         --          --
  DAC and VOBA............................     (1,800)     (2,600)     (1,464)
 Deferred income tax benefit (expense)....    (19,981)    (16,558)     (5,969)
                                           ----------  ----------  ----------
 Net unrealized investment gains (losses).  $  37,108   $  30,751   $  11,086
                                           ==========  ==========  ==========

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)


  The changes in net unrealized investment gains (losses) were as follows:

                                                                            Years Ended December 31,
                                                                        -------------------------------
                                                                           2012       2011       2010
                                                                        ---------  ---------  ---------
                                                                                 (In thousands)
Balance, beginning of period...........................................  $ 30,751   $ 11,086   $   (901)
Cumulative effect of change in accounting principle, net of income tax.        --         --         28
Unrealized investment gains (losses) during the year...................    14,732     31,390     19,905
Unrealized investment gains (losses) relating to:
 Insurance liability loss recognition..................................    (5,752)        --         --
 DAC and VOBA..........................................................       800     (1,136)    (1,507)
Deferred income tax benefit (expense)..................................    (3,423)   (10,589)    (6,439)
                                                                        ---------  ---------  ---------
Balance, end of period.................................................  $ 37,108   $ 30,751   $ 11,086
                                                                        =========  =========  =========
Change in net unrealized investment gains (losses).....................  $  6,357   $ 19,665   $ 11,987
                                                                        =========  =========  =========

Concentrations of Credit Risk

  There were no investments in any counterparty that were greater than 10% of the Company's stockholder's equity, other than the U.S. government and its agencies, at both December 31, 2012 and 2011.

Invested Assets on Deposit

  Invested assets on deposit with regulatory agencies with an estimated fair value of $1.6 million at both December 31, 2012 and 2011, consisted primarily of fixed maturity securities.

Variable Interest Entities

  The Company has invested in certain structured transactions that are VIEs. If the Company holds both the power to direct the most significant activities of the entity, as well as an economic interest in the entity it would be the primary beneficiary and consolidator of the entity.

  The determination of the VIE's primary beneficiary requires an evaluation of the contractual and implied rights and obligations associated with each party's relationship with or involvement in the entity, an estimate of the entity's expected losses and expected residual returns and the allocation of such estimates to each party involved in the entity. The Company generally uses a qualitative approach to determine whether it is the primary beneficiary. However, for VIEs that are investment companies or apply measurement principles consistent with those utilized by investment companies, the primary beneficiary is based on a risks and rewards model and is defined as the entity that will absorb a majority of a VIE's expected losses, receive a majority of a VIE's expected residual returns if no single entity absorbs a majority of expected losses, or both. The Company reassesses its involvement with VIEs on a quarterly basis. The use of different methodologies, assumptions and inputs in the determination of the primary beneficiary could have a material effect on the amounts presented within the financial statements.

 Consolidated VIEs

  There were no VIEs for which the Company has concluded that it is the primary beneficiary and which are consolidated at December 31, 2012 and 2011.

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)


 Unconsolidated VIEs

  The carrying amount and maximum exposure to loss relating to VIEs in which the Company holds a significant variable interest but is not the primary beneficiary and which have not been consolidated were as follows at:

                                                                 December 31,
                                                 ---------------------------------------------
                                                          2012                   2011
                                                 ---------------------- ----------------------
                                                              Maximum                Maximum
                                                  Carrying  Exposure to  Carrying  Exposure to
                                                   Amount    Loss (1)     Amount    Loss (1)
                                                 ---------- ----------- ---------- -----------
                                                                (In thousands)
Fixed maturity securities AFS:
 Structured securities (RMBS, CMBS and ABS) (2). $  129,582 $  129,582  $  161,196 $  161,196
 Foreign corporate..............................     12,639     12,639       6,279      6,279
                                                 ---------- ----------  ---------- ----------
   Total........................................ $  142,221 $  142,221  $  167,475 $  167,475
                                                 ========== ==========  ========== ==========

--------

(1)The maximum exposure to loss relating to fixed maturity securities is equal to their carrying amounts or the carrying amounts of retained interests. Such a maximum loss would be expected to occur only upon bankruptcy of the issuer or investee.

(2)For these variable interests, the Company's involvement is limited to that of a passive investor.

 Net Investment Income

  The components of net investment income were as follows:

                                                      Years Ended December 31,
                                                   -----------------------------
                                                     2012      2011       2010
                                                   --------- --------- ---------
                                                           (In thousands)
Investment income:
Fixed maturity securities......................... $  31,607 $  31,423 $  27,207
Mortgage loans....................................     5,753     4,934     3,332
Cash, cash equivalents and short-term investments.        24        35      (174)
Other.............................................        48        --        --
                                                   --------- --------- ---------
 Subtotal.........................................    37,432    36,392    30,365
Less: Investment expenses.........................     1,038       945       769
                                                   --------- --------- ---------
 Net investment income............................ $  36,394 $  35,447 $  29,596
                                                   ========= ========= =========

  See "-- Related Party Investment Transactions" for discussion of affiliated net investment income and investment expenses.

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)


Net Investment Gains (Losses)

 Components of Net Investment Gains (Losses)

  The components of net investment gains (losses) were as follows:

                                                                             Years Ended December 31,
                                                                         -------------------------------
                                                                            2012       2011       2010
                                                                         ---------  ---------  ---------
                                                                                  (In thousands)
Total gains (losses) on fixed maturity securities:
 Total OTTI losses recognized -- by sector and industry:
   U.S. and foreign corporate securities -- by industry:
     Finance............................................................  $     --   $    (41)  $     --
                                                                         ---------  ---------  ---------
 OTTI losses on fixed maturity securities recognized in earnings........        --        (41)        --
 Fixed maturity securities -- net gains (losses) on sales and disposals.     1,723     (3,118)      (757)
                                                                         ---------  ---------  ---------
   Total gains (losses) on fixed maturity securities....................     1,723     (3,159)      (757)
                                                                         ---------  ---------  ---------
 Mortgage loans.........................................................       145         64       (492)
 Other gains (losses)...................................................      (117)         7         --
                                                                         ---------  ---------  ---------
   Total net investment gains (losses)..................................  $  1,751   $ (3,088)  $ (1,249)
                                                                         =========  =========  =========

  Gains (losses) from foreign currency transactions included within net investment gains (losses) were ($122) thousand for the year ended December 31, 2012. There were no foreign currency transactions included within net investment gains (losses) for the years ended December 31, 2011 and 2010.

 Sales or Disposals and Impairments of Fixed Maturity Securities

  Proceeds from sales or disposals of fixed maturity securities and the components of fixed maturity net investment gains (losses) are as shown in the table below. Investment gains and losses on sales of securities are determined on a specific identification basis.

                                                 Years Ended December 31,
                                            ----------------------------------
                                               2012        2011        2010
                                            ----------  ----------  ----------
                                                      (In thousands)
 Proceeds..................................  $  55,111   $  45,057   $  84,322
                                            ==========  ==========  ==========
 Gross investment gains....................  $   1,886   $     319   $   2,086
                                            ----------  ----------  ----------
 Gross investment losses...................       (163)     (3,437)     (2,843)
                                            ----------  ----------  ----------
 Total OTTI losses recognized in earnings:
  Credit-related...........................         --         (41)         --
                                            ----------  ----------  ----------
    Net investment gains (losses)..........  $   1,723   $  (3,159)  $    (757)
                                            ==========  ==========  ==========

 Related Party Investment Transactions

  In the normal course of business, the Company transfers invested assets, primarily consisting of fixed maturity securities, to and from affiliates. There were no invested assets transferred to affiliates for the years ended December 31, 2012, 2011 and 2010. The estimated fair value of invested assets transferred from affiliates for the

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

year ended December 31, 2012 was $4.0 million. There were no invested assets transferred from affiliates for the years ended December 31, 2011 and 2010.

  The Company receives investment administrative services from certain affiliates. The related investment administrative service charges were $1.0 million, $935 thousand and $754 thousand for the years ended December 31, 2012, 2011 and 2010, respectively. The Company had no additional affiliated net investment income for the years ended December 31, 2012 and 2011. Additional affiliated net investment income was ($218) thousand for the year ended December 31, 2010.

6. Derivatives

  Accounting for Derivatives

See Note 1 for a description of the Company's accounting policies for derivatives and Note 7 for information about the fair value hierarchy for derivatives.

Derivative Strategies

  The Company is exposed to foreign currency exchange rate risk relating to its ongoing business operations. The Company uses a variety of strategies to manage this risk, including the use of derivatives.

  Derivatives are financial instruments whose values are derived from interest rates, foreign currency exchange rates, credit spreads and/or other financial indices. Derivatives may be exchange-traded or contracted in the over-the-counter ("OTC") market. The Company primarily uses foreign currency swaps. The Company also purchases certain securities, issues certain insurance policies and investment contracts and engages in certain reinsurance agreements that have embedded derivatives.

  Foreign Currency Exchange Rate Derivatives

  The Company uses foreign currency swaps to reduce the risk from fluctuations in foreign currency exchange rates associated with its assets denominated in foreign currencies.

  In a foreign currency swap transaction, the Company agrees with another party to exchange, at specified intervals, the difference between one currency and another at a fixed exchange rate, generally set at inception, calculated by reference to an agreed upon notional amount. The notional amount of each currency is exchanged at the inception and termination of the currency swap by each party. The Company utilizes foreign currency swaps in cash flow and non-qualifying hedging relationships.

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)


 Primary Risks Managed by Derivatives

   The following table presents the gross notional amount, estimated fair value and primary underlying risk exposure of the Company's derivatives, excluding embedded derivatives, held at:

                                                                                      December 31, 2012
                                                                                ------------------------------
                                                                                           Estimated Fair Value
                                                                                 Notional  -------------------
                                              Primary Underlying Risk Exposure    Amount   Assets   Liabilities
                                              --------------------------------  ---------- -------  -----------
                                                                                        (In thousands)
Derivatives Designated as Hedging
 Instruments
Cash flow hedges:
  Foreign currency swaps..................... Foreign currency exchange rate... $    3,963 $    --   $    119
                                                                                ---------- -------   --------
   Total qualifying Hedges...................                                        3,963      --        119
                                                                                ---------- -------   --------
Derivatives Not Designated or Not Qualifying
 as Hedging Instruments
  Foreign currency swaps..................... Foreign currency exchange rate...     10,119      --        503
                                                                                ---------- -------   --------
   Total non-designated or non-qualifying
    derivatives..............................                                   $   10,119 $    --   $    503
                                                                                ---------- -------   --------
      Total..................................                                   $   14,082 $    --   $    622
                                                                                ========== =======   ========

  At December 31, 2011, the Company did not have any freestanding derivatives.

  The estimated fair value of all derivatives in an asset position is reported within other invested assets in the balance sheets and the estimated fair value of all derivatives in a liability position is reported within other liabilities in the balance sheets.

Net Derivative Gains (Losses)

  The components of net derivative gains (losses) were as follows:

                                                Years Ended December 31,
                                         --------------------------------------
                                             2012         2011         2010
                                         -----------  ------------ ------------
                                                     (In thousands)
 Derivatives and hedging gains (losses).  $     (391)  $        --  $        --
 Embedded derivatives...................     128,648        97,765       26,905
                                         -----------  ------------ ------------
  Total net derivative gains (losses)...  $  128,257   $    97,765  $    26,905
                                         ===========  ============ ============

  The Company recognized $51 thousand in net investment income from settlement payments related to qualifying hedges and $6 thousand in net derivative gains (losses) from settlement payments related to non-qualifying hedges for the year ended December 31, 2012. The Company had no settlement payments related to derivatives for the years ended December 31, 2011 and 2010.

 Non-Qualifying Derivatives and Derivatives for Purposes Other Than Hedging

  The Company recognized ($397) thousand in net derivative gains (losses) related to derivatives that were not designated or qualifying as hedging instruments for the year ended December 31, 2012. The Company had no amounts recognized in net derivative gains (losses) related to derivatives for the years ended December 31, 2011 and 2010.

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)


 Cash Flow Hedges

  The Company designates and accounts for foreign currency swaps to hedge the foreign currency cash flow exposure of foreign currency denominated assets, as cash flow hedges, when they have met the requirements of cash flow hedging.

  The Company would discontinue cash flow hedge accounting if the forecasted transactions were no longer probable of occurring. For the year ended
December 31, 2012, the Company did not have any such discontinued cash flow hedges and no amounts were reclassified into net derivative gains (losses) related to discontinued cash flow hedges. For the years ended December 31, 2011 and 2010, the Company had no cash flow hedges.

  There were no hedged forecasted transactions, other than the receipt or payment of variable interest payments, for the year ended December 31, 2012.

  At December 31, 2012, the balance in accumulated other comprehensive income
(loss) associated with foreign currency swaps designated and qualifying as cash flow hedges was ($53) thousand.

  For the year ended December 31, 2012, there was ($53) thousand of gains (losses) deferred in accumulated other comprehensive income (loss) related to foreign currency swaps. For the year ended December 31, 2012, the Company did not recognize any net derivative gains (losses) which represented the ineffective portion of all cash flow hedges.

  At December 31, 2012, ($12) thousand of deferred net gains (losses) on derivatives in accumulated other comprehensive income (loss) were expected to be reclassified to earnings within the next 12 months.

  All components of each derivative's gain or loss were included in the assessment of hedge effectiveness.

 Credit Risk on Freestanding Derivatives

  The Company may be exposed to credit-related losses in the event of nonperformance by counterparties to derivatives. Generally, the current credit exposure of the Company's derivatives is limited to the net positive estimated fair value of derivatives at the reporting date after taking into consideration the existence of netting agreements and any collateral received pursuant to credit support annexes.

  The Company manages its credit risk related to OTC derivatives by entering into transactions with creditworthy counterparties, maintaining collateral arrangements and through the use of master agreements that provide for netting of payments by product and currency for periodic settlements and a single net payment to be made by one party upon termination. See Note 7 for a description of the impact of credit risk on the valuation of derivatives.

  The Company enters into various collateral arrangements, which require both the pledging and accepting of collateral in connection with its OTC derivatives. At December 31, 2012 and 2011, the Company did not pledge or accept any collateral.

  The Company's collateral arrangements for its OTC derivatives generally require the counterparty in a net liability position, after considering the effect of netting agreements, to pledge collateral when the fair value of that counterparty's derivatives reaches a pre-determined threshold. Certain of these arrangements also include

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

credit-contingent provisions that provide for a reduction of these thresholds (on a sliding scale that converges toward zero) in the event of downgrades in the credit ratings of the Company and/or the counterparty. In addition, certain of the Company's netting agreements for derivatives contain provisions that require both the Company and the counterparty to maintain a specific investment grade credit rating from each of Moody's and S&P. If a party's credit ratings were to fall below that specific investment grade credit rating, that party would be in violation of these provisions, and the other party to the derivatives could terminate the transactions and demand immediate settlement and payment based on such party's reasonable valuation of the derivatives.

  The following table presents the estimated fair value of the Company's OTC derivatives that are in a net liability position after considering the effect of netting agreements, together with the estimated fair value and balance sheet location of the collateral pledged. The table also presents the incremental collateral that the Company would be required to provide if there was a one notch downgrade in the Company's credit rating at the reporting date or if the Company's credit rating sustained a downgrade to a level that triggered full overnight collateralization or termination of the derivative position at the reporting date. Derivatives that are not subject to collateral agreements are not included in the scope of this table.

                                          Estimated Fair Value of   Fair Value of Incremental Collateral
                                          Collateral Provided (2):             Provided Upon:
                                          ------------------------ --------------------------------------
                                                                                     Downgrade in the
                                                                                 Company's Credit Rating
                                                                                 to a Level that Triggers
                         Estimated                                   One Notch        Full Overnight
                       Fair Value of                               Downgrade in    Collateralization or
                     Derivatives in Net        Fixed Maturity      the Company's      Termination of
                   Liability Position (1)        Securities        Credit Rating the Derivative Position
                   ---------------------- ------------------------ ------------- ------------------------
                                                       (In thousands)

December 31, 2012.    $            615        $            --        $      --      $              615

December 31, 2011.    $             --        $            --        $      --      $               --

--------

(1)After taking into consideration the existence of netting agreements.

(2)Included in fixed maturity securities in the balance sheets. Subject to certain constraints, the counterparties are permitted by contract to sell or repledge this collateral. At both December 31, 2012 and 2011, the Company did not provide any cash collateral.

Embedded Derivatives

  The Company issues certain products or purchases certain investments that contain embedded derivatives that are required to be separated from their host contracts and accounted for as freestanding derivatives. These host contracts principally include: variable annuities with guaranteed minimum benefits, including GMWBs, GMABs and certain GMIBs; and affiliated ceded reinsurance of guaranteed minimum benefits related to GMWBs, GMABs and certain GMIBs.

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)


  The following table presents the estimated fair value and balance sheet location of the Company's embedded derivatives that have been separated from their host contracts at:

                                                                             December 31,
                                                                        ----------------------
                                           Balance Sheet Location          2012        2011
                                       -------------------------------- ----------  ----------
                                                                            (In thousands)
Net embedded derivatives within asset
  host contracts:
 Ceded guaranteed minimum              Premiums, reinsurance and other
   benefits........................... receivables..................... $  318,118  $  219,952
Net embedded derivatives within
  liability host contracts:
 Direct guaranteed minimum
   benefits........................... PABs............................ $  (19,214) $   20,110

  The following table presents changes in estimated fair value related to embedded derivatives:

                                                Years Ended December 31,
                                             ------------------------------
                                                2012      2011      2010
                                             ---------- --------- ---------
                                                     (In thousands)
     Net derivative gains (losses) (1), (2). $  128,648 $  97,765 $  26,905

--------

(1)The valuation of direct guaranteed minimum benefits includes a nonperformance risk adjustment. The amounts included in net derivative gains (losses), in connection with this adjustment, were ($3.7) million, $4.9 million and ($1.1) million for the years ended December 31, 2012, 2011 and 2010, respectively. In addition, the valuation of ceded guaranteed minimum benefits includes a nonperformance risk adjustment. The amounts included in net derivative gains (losses), in connection with this adjustment, were $8.2 million, ($17.0) million and $10.0 million for the years ended December 31, 2012, 2011 and 2010, respectively.

(2)See Note 4 for discussion of affiliated net derivative gains (losses) included in the table above.

7. Fair Value

  When developing estimated fair values, the Company considers three broad valuation techniques: (i) the market approach, (ii) the income approach, and
(iii) the cost approach. The Company determines the most appropriate valuation technique to use, given what is being measured and the availability of sufficient inputs, giving priority to observable inputs. The Company categorizes its assets and liabilities measured at estimated fair value into a three-level hierarchy, based on the significant input with the lowest level in its valuation. The input levels are as follows:

     Level 1Unadjusted quoted prices in active markets for identical assets or liabilities. The Company defines active markets based on average trading volume for equity securities. The size of the bid/ask spread is used as an indicator of market activity for fixed maturity securities.

     Level 2Quoted prices in markets that are not active or inputs that are observable either directly or indirectly. These inputs can include quoted prices for similar assets or liabilities other than quoted prices in Level 1, quoted prices in markets that are not active, or other significant inputs that are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)


     Level 3Unobservable inputs that are supported by little or no market activity and are significant to the determination of estimated fair value of the assets or liabilities. Unobservable inputs reflect the reporting entity's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

  Financial markets are susceptible to severe events evidenced by rapid depreciation in asset values accompanied by a reduction in asset liquidity. The Company's ability to sell securities, or the price ultimately realized for these securities, depends upon the demand and liquidity in the market and increases the use of judgment in determining the estimated fair value of certain securities.

  Considerable judgment is often required in interpreting market data to develop estimates of fair value, and the use of different assumptions or valuation methodologies may have a material effect on the estimated fair value amounts.

  Recurring Fair Value Measurements

  The assets and liabilities measured at estimated fair value on a recurring basis were determined as described below. These estimated fair values and their corresponding placement in the fair value hierarchy are summarized as follows:

                                                                        December 31, 2012
                                                -----------------------------------------------------------------
                                                              Fair Value Hierarchy
                                                -----------------------------------------------
                                                                                                  Total Estimated
                                                    Level 1         Level 2          Level 3        Fair Value
                                                --------------- ---------------- --------------  ----------------
                                                                          (In thousands)
Assets:
Fixed maturity securities:
  U.S. corporate............................... $            -- $        310,088 $       31,821  $        341,909
  Foreign corporate............................              --          109,035         13,004           122,039
  U.S. Treasury and agency.....................          55,511           17,861             --            73,372
  RMBS.........................................              --           65,862             --            65,862
  CMBS.........................................              --           41,693         12,210            53,903
  State and political subdivision..............              --           36,468             --            36,468
  ABS..........................................              --            5,815          4,002             9,817
  Foreign government...........................              --            7,269             --             7,269
                                                --------------- ---------------- --------------  ----------------
   Total fixed maturity securities.............          55,511          594,091         61,037           710,639
                                                --------------- ---------------- --------------  ----------------
Short-term investments.........................          26,388               --             --            26,388
Net embedded derivatives within asset host
 contracts (1).................................              --               --        318,118           318,118
Separate account assets (2)....................              --        4,667,174             --         4,667,174
                                                --------------- ---------------- --------------  ----------------
   Total assets................................ $        81,899 $      5,261,265 $      379,155  $      5,722,319
                                                =============== ================ ==============  ================
Liabilities:
Derivative liabilities: (3)
  Foreign currency exchange rate............... $            -- $            622 $           --  $            622
                                                --------------- ---------------- --------------  ----------------
   Total derivative liabilities................              --              622             --               622
                                                --------------- ---------------- --------------  ----------------
Net embedded derivatives within liability host
 contracts (1).................................              --               --        (19,214)          (19,214)
                                                --------------- ---------------- --------------  ----------------
   Total liabilities........................... $            -- $            622 $      (19,214) $        (18,592)
                                                =============== ================ ==============  ================

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)


                                                                           December 31, 2011
                                                              -------------------------------------------
                                                                 Fair Value Hierarchy
                                                              ---------------------------
                                                                                          Total Estimated
                                                              Level 1  Level 2   Level 3    Fair Value
                                                              ------- ---------- -------- ---------------
                                                                            (In thousands)
Assets:
Fixed maturity securities:
  U.S. corporate............................................. $    -- $  258,935 $ 12,640      $  271,575
  Foreign corporate..........................................      --    117,757       --         117,757
  U.S. Treasury and agency...................................  39,766     16,193       --          55,959
  RMBS.......................................................      --    106,164       --         106,164
  CMBS.......................................................      --     40,119    5,216          45,335
  State and political subdivision............................      --     27,172       --          27,172
  ABS........................................................      --      5,724    3,973           9,697
  Foreign government.........................................      --      7,164       --           7,164
                                                              ------- ---------- -------- ---------------
   Total fixed maturity securities...........................  39,766    579,228   21,829         640,823
                                                              ------- ---------- -------- ---------------
Short-term investments.......................................  16,998     13,998       --          30,996
Net embedded derivatives within asset host contracts (1).....      --         --  219,952         219,952
Separate account assets (2)..................................      --  3,870,716       --       3,870,716
                                                              ------- ---------- -------- ---------------
   Total assets.............................................. $56,764 $4,463,942 $241,781      $4,762,487
                                                              ======= ========== ======== ===============
Liabilities:
Derivative liabilities: (3)
  Foreign currency exchange rate............................. $    -- $       -- $     --      $       --
                                                              ------- ---------- -------- ---------------
   Total derivative liabilities..............................      --         --       --              --
                                                              ------- ---------- -------- ---------------
Net embedded derivatives within liability host contracts (1).      --         --   20,110          20,110
                                                              ------- ---------- -------- ---------------
   Total liabilities......................................... $    -- $       -- $ 20,110      $   20,110
                                                              ======= ========== ======== ===============

--------
(1)Net embedded derivatives within asset host contracts are presented within premiums, reinsurance and other receivables in the balance sheets. Net embedded derivatives within liability host contracts are presented within PABs in the balance sheets.

(2)Investment performance related to separate account assets is fully offset by corresponding amounts credited to contractholders whose liability is reflected within separate account liabilities. Separate account liabilities are set equal to the estimated fair value of separate account assets.

(3)Derivative liabilities are presented within other liabilities in the balance sheets. The amounts are presented gross in the tables above to reflect the presentation in the balance sheets.

  The following describes the valuation methodologies used to measure assets and liabilities at fair value. The description includes the valuation techniques and key inputs for each category of assets or liabilities that are classified within Level 2 and Level 3 of the fair value hierarchy.

  Investments

   Valuation Controls and Procedures

      On behalf of the Company and MetLife, Inc.'s Chief Investment Officer and Chief Financial Officer, a pricing and valuation committee that is independent of the trading and investing functions and comprised of

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

   senior management provides oversight of control systems and valuation policies for securities, mortgage loans and derivatives. On a monthly basis, this committee reviews and approves new transaction types and markets, ensures that observable market prices and market-based parameters are used for valuation, wherever possible, and determines that judgmental valuation adjustments, when applied, are based upon established policies and are applied consistently over time. This committee also provides oversight of the selection of independent third party pricing providers and the controls and procedures to evaluate third party pricing. Periodically, the Chief Accounting Officer reports to the Audit Committee of MetLife, Inc.'s Board of Directors regarding compliance with fair value accounting standards.

      The Company reviews its valuation methodologies on an ongoing basis and revises those methodologies when necessary based on changing market conditions. Assurance is gained on the overall reasonableness and consistent application of input assumptions, valuation methodologies and compliance with fair value accounting standards through controls designed to ensure valuations represent an exit price. Several controls are utilized, including certain monthly controls, which include, but are not limited to, analysis of portfolio returns to corresponding benchmark returns, comparing a sample of executed prices of securities sold to the fair value estimates, comparing fair value estimates to management's knowledge of the current market, reviewing the bid/ask spreads to assess activity, comparing prices from multiple independent pricing services and ongoing due diligence to confirm that independent pricing services use market-based parameters. The process includes a determination of the observability of inputs used in estimated fair values received from independent pricing services or brokers by assessing whether these inputs can be corroborated by observable market data. The Company ensures that prices received from independent brokers, also referred to herein as "consensus pricing," represent a reasonable estimate of fair value by reviewing such pricing with the Company's knowledge of the current market dynamics and current pricing for similar financial instruments. There were no fixed maturity securities priced using independent non-binding broker quotations.

      The Company also applies a formal process to challenge any prices received from independent pricing services that are not considered representative of estimated fair value. If prices received from independent pricing services are not considered reflective of market activity or representative of estimated fair value, independent non-binding broker quotations are obtained, or an internally developed valuation is prepared. Internally developed valuations of current estimated fair value, which reflect internal estimates of liquidity and nonperformance risks, compared with pricing received from the independent pricing services, did not produce material differences in the estimated fair values for the majority of the portfolio; accordingly, overrides were not material. This is, in part, because internal estimates of liquidity and nonperformance risks are generally based on available market evidence and estimates used by other market participants. In the absence of such market-based evidence, management's best estimate is used.

   Securities and Short-term Investments

      When available, the estimated fair value of these investments are based on quoted prices in active markets that are readily and regularly obtainable. Generally, these are the most liquid of the Company's securities holdings and valuation of these securities does not involve management's judgment.

      When quoted prices in active markets are not available, the determination of estimated fair value is based on market standard valuation methodologies, giving priority to observable inputs. The significant inputs to the market standard valuation methodologies for certain types of securities with reasonable levels of price transparency are inputs that are observable in the market or can be derived principally from, or

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

   corroborated by, observable market data. When observable inputs are not available, the market standard valuation methodologies rely on inputs that are significant to the estimated fair value that are not observable in the market or cannot be derived principally from, or corroborated by, observable market data. These unobservable inputs can be based in large part on management's judgment or estimation and cannot be supported by reference to market activity. Even though these inputs are unobservable, management believes they are consistent with what other market participants would use when pricing such securities and are considered appropriate given the circumstances.

     Level 2 Valuation Techniques and Key Inputs:

        This level includes fixed maturity securities priced principally by independent pricing services using observable inputs. Short-term investments within this level are of a similar nature and class to the Level 2 fixed maturity securities.

       U.S. corporate and foreign corporate securities

           These securities are principally valued using the market and income approaches. Valuations are based primarily on quoted prices in markets that are not active, or using matrix pricing or other similar techniques that use standard market observable inputs such as benchmark yields, spreads off benchmark yields, new issuances, issuer rating, duration, and trades of identical or comparable securities. Investment grade privately placed securities are valued using discounted cash flow methodologies using standard market observable inputs, and inputs derived from, or corroborated by, market observable data including market yield curve, duration, call provisions, observable prices and spreads for similar publicly traded or privately traded issues that incorporate the credit quality and industry sector of the issuer. This level also includes certain below investment grade privately placed fixed maturity securities priced by independent pricing services that use observable inputs.

       U.S. Treasury and agency securities

           These securities are principally valued using the market approach. Valuation is based primarily on quoted prices in markets that are not active or using matrix pricing or other similar techniques using standard market observable inputs such as benchmark U.S. Treasury yield curve, the spread off the U.S. Treasury yield curve for the identical security and comparable securities that are actively traded.

       Structured securities comprised of RMBS, CMBS and ABS

           These securities are principally valued using the market and income approaches. Valuation is based primarily on matrix pricing, discounted cash flow methodologies or other similar techniques using standard market inputs including spreads for actively traded securities, spreads off benchmark yields, expected prepayment speeds and volumes, current and forecasted loss severity, rating, weighted average coupon, weighted average maturity, average delinquency rates, geographic region, debt-service coverage ratios and issuance-specific information, including, but not limited to: collateral type, payment terms of the underlying assets, payment priority within the tranche, structure of the security, deal performance and vintage of loans.

       State and political subdivision and foreign government securities

           These securities are principally valued using the market approach. Valuation is based primarily on matrix pricing or other similar techniques using standard market observable inputs, including

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

         benchmark U.S. Treasury yield or other yields, issuer ratings, broker-dealer quotes, issuer spreads and reported trades of similar securities, including those within the same sub-sector or with a similar maturity or credit rating.

     Level 3 Valuation Techniques and Key Inputs:

       In general, fixed maturity securities classified within Level 3 use many of the same valuation techniques and inputs as described in the Level 2 Valuation Techniques and Key Inputs. However, if key inputs are unobservable, or if the investments are less liquid and there is very limited trading activity, the investments are generally classified as Level 3. The use of independent non-binding broker quotations to value investments generally indicates there is a lack of liquidity or a lack of transparency in the process to develop the valuation estimates, generally causing these investments to be classified in Level 3.

       U.S. corporate and foreign corporate securities

           These securities are principally valued using the market approach. Valuations are based primarily on matrix pricing or other similar techniques that utilize unobservable inputs or inputs that cannot be derived principally from, or corroborated by, observable market data, including illiquidity premium, delta spread adjustments or spreads over below investment grade curves to reflect industry trends or specific credit-related issues; and inputs including quoted prices for identical or similar securities that are less liquid and based on lower levels of trading activity than securities classified in Level 2. Certain valuations are based on independent non-binding broker quotations.

       Structured securities comprised of CMBS and ABS

           These securities are principally valued using the market and income approaches. Valuation is based primarily on matrix pricing, discounted cash flow methodologies or other similar techniques that utilize inputs that are unobservable or cannot be derived principally from, or corroborated by, observable market data, including spreads over below investment grade curves to reflect industry trends on specific credit-related issues. Below investment grade securities included in this level are valued based on inputs including quoted prices for identical or similar securities that are less liquid and based on lower levels of trading activity than securities classified in Level 2. Certain of these valuations are based on independent non-binding broker quotations.

  Separate Account Assets

    Separate account assets are carried at estimated fair value and reported as a summarized total on the balance sheets. The estimated fair value of separate account assets is based on the estimated fair value of the underlying assets. Assets within the Company's separate accounts consist of mutual funds.

     Level 2 Valuation Techniques and Key Inputs:

     These assets are comprised of certain mutual funds without readily determinable fair values given prices are not published publicly. Valuation of the mutual funds is based upon quoted prices or reported NAVs provided by the fund managers.

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)


  Derivatives

  The estimated fair value of derivatives is determined through the use of quoted market prices for exchange-traded derivatives or through the use of pricing models for OTC derivatives. The determination of estimated fair value, when quoted market values are not available, is based on market standard valuation methodologies and inputs that management believes are consistent with what other market participants would use when pricing such instruments. Derivative valuations can be affected by changes in interest rates, foreign currency exchange rates, financial indices, credit spreads, default risk, nonperformance risk, volatility, liquidity and changes in estimates and assumptions used in the pricing models. The valuation controls and procedures for derivatives are described in "-- Investments."

  The significant inputs to the pricing models for most OTC derivatives are inputs that are observable in the market or can be derived principally from, or corroborated by, observable market data. Significant inputs that are observable generally include: interest rates, foreign currency exchange rates, interest rate curves, credit curves and volatility. However, certain OTC derivatives may rely on inputs that are significant to the estimated fair value that are not observable in the market or cannot be derived principally from, or corroborated by, observable market data. Significant inputs that are unobservable generally include references to emerging market currencies and inputs that are outside the observable portion of the interest rate curve, credit curve, volatility or other relevant market measure. These unobservable inputs may involve significant management judgment or estimation. Even though unobservable, these inputs are based on assumptions deemed appropriate given the circumstances and management believes they are consistent with what other market participants would use when pricing such instruments.

  The credit risk of both the counterparty and the Company are considered in determining the estimated fair value for all OTC derivatives, and any potential credit adjustment is based on the net exposure by counterparty after taking into account the effects of netting agreements and collateral arrangements. The Company values its derivatives using the standard swap curve which includes a spread to the risk free rate. This credit spread is appropriate for those parties that execute trades at pricing levels consistent with the standard swap curve. As the Company and its significant derivative counterparties consistently execute trades at such pricing levels, additional credit risk adjustments are not currently required in the valuation process. The Company's ability to consistently execute at such pricing levels is in part due to the netting agreements and collateral arrangements that are in place with all of its significant derivative counterparties. An evaluation of the requirement to make additional credit risk adjustments is performed by the Company each reporting period.

  Most inputs for OTC derivatives are mid-market inputs but, in certain cases, bid level inputs are used when they are deemed more representative of exit value. Market liquidity, as well as the use of different methodologies, assumptions and inputs, may have a material effect on the estimated fair values of the Company's derivatives and could materially affect net income.

  Freestanding Derivatives

   Level 2 Valuation Techniques and Key Inputs:

      This level includes all types of derivatives utilized by the Company. These derivatives are principally valued using the income approach.

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)


   Foreign currency exchange rate

      Non-option-based. -- Valuations are based on present value techniques, which utilize significant inputs that may include the swap yield curve, LIBOR basis curves, currency spot rates and cross currency basis curves.

  Embedded Derivatives

  Embedded derivatives principally include certain direct variable annuity guarantees and certain affiliated ceded reinsurance agreements related to such variable annuity guarantees. Embedded derivatives are recorded at estimated fair value with changes in estimated fair value reported in net income.

  The Company issues certain variable annuity products with guaranteed minimum benefits. GMWBs, GMABs and certain GMIBs are embedded derivatives, which are measured at estimated fair value separately from the host variable annuity contract, with changes in estimated fair value reported in net derivative gains (losses). These embedded derivatives are classified within PABs in the balance sheets.

  The fair value of these embedded derivatives, estimated as the present value of projected future benefits minus the present value of projected future fees using actuarial and capital market assumptions including expectations concerning policyholder behavior, is calculated by the Company's actuarial department. The calculation is based on in-force business, and is performed using standard actuarial valuation software which projects future cash flows from the embedded derivative over multiple risk neutral stochastic scenarios using observable risk free rates.

  Capital market assumptions, such as risk free rates and implied volatilities, are based on market prices for publicly traded instruments to the extent that prices for such instruments are observable. Implied volatilities beyond the observable period are extrapolated based on observable implied volatilities and historical volatilities. Actuarial assumptions, including mortality, lapse, withdrawal and utilization, are unobservable and are reviewed at least annually based on actuarial studies of historical experience.

  The valuation of these guarantee liabilities includes nonperformance risk adjustments and adjustments for a risk margin related to non-capital market inputs. The nonperformance adjustment is determined by taking into consideration publicly available information relating to spreads in the secondary market for MetLife's debt, including related credit default swaps. These observable spreads are then adjusted, as necessary, to reflect the priority of these liabilities and the claims paying ability of the issuing insurance subsidiaries compared to MetLife.

  Risk margins are established to capture the non-capital market risks of the instrument which represent the additional compensation a market participant would require to assume the risks related to the uncertainties of such actuarial assumptions as annuitization, premium persistency, partial withdrawal and surrenders. The establishment of risk margins requires the use of significant management judgment, including assumptions of the amount and cost of capital needed to cover the guarantees. These guarantees may be more costly than expected in volatile or declining equity markets. Market conditions including, but not limited to, changes in interest rates, equity indices, market volatility and foreign currency exchange rates; changes in nonperformance risk; and variations in actuarial assumptions regarding policyholder behavior, mortality and risk margins related to non-capital market inputs, may result in significant fluctuations in the estimated fair value of the guarantees that could materially affect net income.

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)


  The Company ceded, to an affiliated reinsurance company, the risk associated with certain of the GMIBs, GMABs and GMWBs described above. These reinsurance agreements contain embedded derivatives and are included within premiums, reinsurance and other receivables in the balance sheets with changes in estimated fair value reported in net derivative gains (losses). The value of the embedded derivatives on the ceded risk is determined using a methodology consistent with that described previously for the guarantees directly written by the Company with the exception of the input for nonperformance risk that reflects the credit of the reinsurer.

  Embedded Derivatives Within Asset and Liability Host Contracts

   Level 3 Valuation Techniques and Key Inputs:

   Direct Guaranteed Minimum Benefits

      These embedded derivatives are principally valued using the income approach. Valuations are based on option pricing techniques, which utilize significant inputs that may include swap yield curve, currency exchange rates and implied volatilities. These embedded derivatives result in Level 3 classification because one or more of the significant inputs are not observable in the market or cannot be derived principally from, or corroborated by, observable market data. Significant unobservable inputs generally include: the extrapolation beyond observable limits of the swap yield curve and implied volatilities, actuarial assumptions for policyholder behavior and mortality and the potential variability in policyholder behavior and mortality, nonperformance risk and cost of capital for purposes of calculating the risk margin.

   Reinsurance Ceded on Certain Guaranteed Minimum Benefits

      These embedded derivatives are principally valued using the income approach. The valuation techniques and significant market standard unobservable inputs used in their valuation are similar to those described above in "-- Direct Guaranteed Minimum Benefits" and also include counterparty credit spreads.

Transfers between Levels

   Overall, transfers between levels occur when there are changes in the observability of inputs and market activity. Transfers into or out of any level are assumed to occur at the beginning of the period.

   Transfers between Levels 1 and 2:

      During 2012, there were no transfers between Levels 1 and 2 for assets and liabilities measured at estimated fair value and still held at December 31, 2012. During 2011, transfers between Levels 1 and 2 were not significant for assets and liabilities measured at estimated fair value and still held at December 31, 2011.

   Transfers into or out of Level 3:

      Transfers into or out of Level 3 are presented in the tables which follow. Assets and liabilities are transferred into Level 3 when a significant input cannot be corroborated with market observable data. This occurs when market activity decreases significantly and underlying inputs cannot be observed, current prices are not available, and/or when there are significant variances in quoted prices, thereby affecting transparency. Assets and liabilities are transferred out of Level 3 when circumstances change such that a significant input can be corroborated with market observable data. This may be due to a significant increase in market activity, a specific event, or one or more significant input(s) becoming observable.

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)


      Transfers into Level 3 for fixed maturity securities were due primarily to a lack of trading activity, decreased liquidity and credit ratings downgrades (e.g., from investment grade to below investment grade) which have resulted in decreased transparency of valuations and an increased use of independent non-binding broker quotations and unobservable inputs, such as illiquidity premiums, delta spread adjustments, or spreads from below investment grade curves.

      Transfers out of Level 3 for fixed maturity securities resulted primarily from increased transparency of both new issuances that, subsequent to issuance and establishment of trading activity, became priced by independent pricing services and existing issuances that, over time, the Company was able to obtain pricing from, or corroborate pricing received from, independent pricing services with observable inputs or increases in market activity and upgraded credit ratings.

   Assets and Liabilities Measured at Fair Value Using Significant Unobservable Inputs (Level 3)

  The following table presents certain quantitative information about the significant unobservable inputs used in the fair value measurement for the more significant asset and liability classes measured at fair value on a recurring basis using significant unobservable inputs (Level 3) at December 31, 2012.

                                                               Significant Unobservable                       Weighted
                                    Valuation Techniques               Inputs                    Range        Average
                                ----------------------------- ---------------------------    -------------    --------
Fixed maturity securities:

  U.S. corporate and foreign                                   Delta spread
   corporate                     Matrix pricing                  adjustments (1)                50  -     50     50
                                                               Illiquidity premium (1)          30  -     30
                                                               Spreads from below
                                                                 investment grade
                                                                 curves (1)                     23  -    421    157
                                 Market pricing                Quoted prices (2)                99  -    102    100
                                ---------------------------------------------------------------------------------

  CMBS                           Market pricing                Quoted prices (2)               100  -    104    102
                                ---------------------------------------------------------------------------------

  ABS                            Matrix pricing and            Spreads from below
                                   discounted cash flow          investment grade
                                                                 curves (1)                    100  -    100    100
                                ---------------------------------------------------------------------------------

Embedded derivatives:
  Direct and ceded guaranteed    Option pricing techniques     Mortality rates:
   minimum benefits
                                                                  Ages 0 - 40                    0% -   0.10%
                                                                  Ages 41 - 60                0.05% -   0.64%
                                                                  Ages 61 - 115               0.32% -    100%

                                                               Lapse rates:
                                                                  Durations 1 - 10            0.50% -    100%
                                                                  Durations 11 - 20              3% -    100%
                                                                  Durations 21 - 116             3% -    100%

                                                               Utilization rates (3)            20% -     50%
                                                               Withdrawal rates               0.07% -     10%
                                                               Long-term equity
                                                                 volatilities                17.40% -     25%
                                                               Nonperformance risk
                                                                 spread                       0.10% -   0.67%
                                ---------------------------------------------------------------------------------

--------
(1)For this unobservable input, range and weighted average are presented in basis points.

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)


(2)For this unobservable input, range and weighted average are presented in accordance with the market convention for fixed maturity securities of dollars per hundred dollars of par.

(3)This range is attributable to certain GMIBs and lifetime withdrawal benefits.

  The following is a summary of the valuation techniques and significant unobservable inputs used in the fair value measurement for other assets and liabilities classified within Level 3. These assets and liabilities are subject to the controls described under "-- Investments - Valuation Controls and Procedures." Generally, all other classes of securities including those within separate account assets use the same valuation techniques and significant unobservable inputs as previously described for Level 3 fixed maturity securities. This includes matrix pricing and discounted cash flow methodologies, inputs such as quoted prices for identical or similar securities that are less liquid and based on lower levels of trading activity than securities classified in Level 2, as well as independent non-binding broker quotations. The sensitivity of the estimated fair value to changes in the significant unobservable inputs for these assets and liabilities is similar in nature to that described below. The valuation techniques and significant unobservable inputs used in the fair value measurement for the more significant assets measured at estimated fair value on a nonrecurring basis and determined using significant unobservable inputs (Level 3) are summarized in "-- Nonrecurring Fair Value Measurements."

   A description of the sensitivity of the estimated fair value to changes in the significant unobservable inputs for certain of the major asset and liability classes described above is as follows:

   Securities

      Significant spread widening in isolation will adversely impact the overall valuation, while significant spread tightening will lead to substantial valuation increases. Significant increases (decreases) in expected default rates in isolation would result in substantially lower (higher) valuations. Significant increases (decreases) in offered quotes in isolation would result in substantially higher (lower) valuations. For U.S. and foreign corporate securities, significant increases (decreases) in illiquidity premiums in isolation would result in substantially lower (higher) valuations. For RMBS, CMBS and ABS, changes in the assumptions used for the probability of default is accompanied by a directionally similar change in the assumptions used for the loss severity and a directionally opposite change in the assumptions used for prepayment rates.

   Direct and ceded guaranteed minimum benefits

      For any increase (decrease) in mortality and lapse rates, the fair value of the guarantees will decrease (increase). For any increase (decrease) in utilization and volatility, the fair value of the guarantees will increase (decrease). Specifically for GMWBs, for any increase (decrease) in withdrawal rates, the fair value of the guarantees will increase (decrease). Specifically for GMABs and GMIBs, for any increase (decrease) in withdrawal rates, the fair value of the guarantees will decrease (increase).

      The following tables summarize the change of all assets and (liabilities) measured at estimated fair value on a recurring basis using significant unobservable inputs (Level 3), including realized and unrealized

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

   gains (losses) of all assets and (liabilities) and realized and unrealized gains (losses) of all assets and (liabilities) still held at the end of the respective periods:

                                                       Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
                                                       -----------------------------------------------------------------------
                                                            Fixed Maturity Securities:
                                                       ----------------------------------------------------
                                                                                                                  Net
                                                         U.S.         Foreign                                  Embedded
                                                       Corporate     Corporate       CMBS          ABS      Derivatives (6)
                                                       ---------     ---------       --------     -------   ---------------
                                                                          (In thousands)
Year Ended December 31, 2012:
Balance, January 1,................................... $ 12,640      $     --      $  5,216      $ 3,973       $ 199,842
Total realized/unrealized gains (losses) included in:
  Net income (loss): (1), (2)
   Net investment income..............................       (6)           --           (20)          --              --
   Net investment gains (losses)......................       --           (76)           --           --              --
   Net derivative gains (losses)......................       --            --            --           --         128,648
  Other comprehensive income (loss)...................      527           132            20           29              --
Purchases (3).........................................   15,205        12,948         6,994           --              --
Sales (3).............................................   (1,527)           --            --           --              --
Issuances (3).........................................       --            --            --           --              --
Settlements (3).......................................       --            --            --           --           8,842
Transfers into Level 3 (4)............................    5,289            --            --           --              --
Transfers out of Level 3 (4)..........................     (307)           --            --           --              --
                                                       ---------     ---------     --------      -------    ---------------
Balance, December 31,................................. $ 31,821      $ 13,004      $ 12,210      $ 4,002       $ 337,332
                                                       =========     =========     ========      =======    ===============
Changes in unrealized gains (losses) included in net
 income (loss): (5)
  Net investment income............................... $     (6)     $     --      $    (20)     $    --       $      --
  Net investment gains (losses)....................... $     --      $     --      $     --      $    --       $      --
  Net derivative gains (losses)....................... $     --      $     --      $     --      $    --       $ 130,641

                                                       Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
                                                       -----------------------------------------------------------------------
                                                            Fixed Maturity Securities:
                                                       ----------------------------------------------------
                                                                                                                  Net
                                                         U.S.         Foreign                                  Embedded
                                                       Corporate     Corporate       CMBS          ABS      Derivatives (6)
                                                       ---------     ---------       --------     -------   ---------------
                                                                          (In thousands)
Year Ended December 31, 2011:
Balance, January 1,................................... $ 10,436      $  2,158      $     --      $ 3,966       $  93,341
Total realized/unrealized gains (losses) included in:
  Net income (loss): (1), (2)
   Net investment income..............................        3            --           (13)          --              --
   Net investment gains (losses)......................       21            33            --           --              --
   Net derivative gains (losses)......................       --            --            --           --          97,765
  Other comprehensive income (loss)...................      255            20            13            7              --
Purchases (3).........................................    4,789            --         5,216           --              --
Sales (3).............................................   (1,973)       (1,033)           --           --              --
Issuances (3).........................................       --            --            --           --              --
Settlements (3).......................................       --            --            --           --           8,736
Transfers into Level 3 (4)............................       --            --            --           --              --
Transfers out of Level 3 (4)..........................     (891)       (1,178)           --           --              --
                                                       ---------                   --------                 ---------------
Balance, December 31,................................. $ 12,640      $     --      $  5,216      $ 3,973       $ 199,842
                                                       =========     =========     ========      =======    ===============
Changes in unrealized gains (losses) included in net
 income (loss): (5)
   Net investment income.............................. $     (1)     $     --      $    (13)     $    --       $      --
   Net investment gains (losses)...................... $     --      $     --      $     --      $    --       $      --
   Net derivative gains (losses)...................... $     --      $     --      $     --      $    --       $  98,677

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)


                                                             Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
                                                             -----------------------------------------------------------------------
                                                                  Fixed Maturity Securities:
                                                             ---------------------------------------------------
                                                               U.S.          Foreign                               Net Embedded
                                                             Corporate      Corporate      CMBS         ABS       Derivatives (6)
                                                             ---------      ---------       ------    --------    ---------------
                                                                                (In thousands)
Year Ended December 31, 2010:
Balance, January 1,.........................................  $  8,136       $ 1,289       $  --      $    --         $ 59,217
Total realized/unrealized gains (losses) included in:
  Net income (loss): (1), (2)
   Net investment income....................................       (41)           --          --           --               --
   Net investment gains (losses)............................        --          (144)         --           --               --
   Net derivative gains (losses)............................        --            --          --           --           26,905
  Other comprehensive income (loss).........................       168           170          --          (34)              --
Purchases, sales, issuances and settlements (3).............     1,603           843          --        4,000            7,219
Transfers into Level 3 (4)..................................       570            --          --           --               --
Transfers out of Level 3 (4)................................        --            --          --           --               --
                                                             ---------      ---------     ------     --------     ---------------
Balance, December 31,.......................................  $ 10,436       $ 2,158       $  --      $ 3,966         $ 93,341
                                                             =========      =========     ======     ========     ===============
Changes in unrealized gains (losses) included in net income
 (loss): (5)
   Net investment income....................................  $    (41)      $    --       $  --      $    --         $     --
   Net investment gains (losses)............................  $     --       $    --       $  --      $    --         $     --
   Net derivative gains (losses)............................  $     --       $    --       $  --      $    --         $ 27,633

--------
(1)Amortization of premium/discount is included within net investment income. Impairments charged to net income (loss) on securities are included in net investment gains (losses). Lapses associated with net embedded derivatives are included in net derivative gains (losses).

(2)Interest and dividend accruals, as well as cash interest coupons and dividends received, are excluded from the rollforward.

(3)The amount reported within purchases, sales, issuances and settlements is the purchase or issuance price and the sales or settlement proceeds based upon the actual date purchased or issued and sold or settled, respectively. Items purchased/issued and sold/settled in the same period are excluded from the rollforward. Fees attributed to embedded derivatives are included in settlements.

(4)Gains and losses, in net income (loss) and OCI, are calculated assuming transfers into and/or out of Level 3 occurred at the beginning of the period. Items transferred into and then out of Level 3 in the same period are excluded from the rollforward.

(5)Relates to assets and liabilities still held at the end of the respective periods.

(6)Embedded derivative assets and liabilities are presented net for purposes of the rollforward.

Nonrecurring Fair Value Measurements

  The following table presents information for assets measured at estimated fair value on a nonrecurring basis during the periods presented; that is, they are not measured at fair value on a recurring basis but are subject to fair value adjustments only in certain circumstances (for example, when there is evidence of impairment). The estimated fair values for these assets were determined using significant unobservable inputs (Level 3).

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)


                                                   Years Ended December 31,
              --------------------------------------------------------------------------------------------------
                            2012                             2011                             2010
              -------------------------------- -------------------------------- --------------------------------
               Carrying    Carrying             Carrying    Carrying             Carrying    Carrying
                 Value       Value                Value       Value                Value       Value
               Prior to      After     Gains    Prior to      After     Gains    Prior to      After     Gains
              Measurement Measurement (Losses) Measurement Measurement (Losses) Measurement Measurement (Losses)
              ----------- ----------- -------- ----------- ----------- -------- ----------- ----------- --------
                                                        (In thousands)
Goodwill (1).        $177         $--   $(177)         $--         $--      $--         $--         $--      $--

--------
(1)As discussed in Note 1, in 2012, the Company recorded an impairment of goodwill.

Fair Value of Financial Instruments Carried at Other Than Fair Value

  The following tables provide fair value information for financial instruments that are carried on the balance sheet at amounts other than fair value. These tables exclude the following financial instruments: cash and cash equivalents and accrued investment income. The estimated fair value of these financial instruments, which are primarily classified in Level 2 and, to a lesser extent, in Level 1, approximate carrying value as they are short-term in nature such that the Company believes there is minimal risk of material changes in interest rates or credit quality. The tables below also exclude financial instruments reported at estimated fair value on a recurring basis. See "-- Recurring Fair Value Measurements." All remaining balance sheet amounts excluded from the table below are not considered financial instruments subject to this disclosure.

  The carrying values and estimated fair values for such financial instruments, and their corresponding placement in the fair value hierarchy, are summarized as follows at:

                                                               December 31, 2012
                                            ------------------------------------------------------
                                                           Fair Value Hierarchy
                                             Carrying   --------------------------- Total Estimated
                                              Value     Level 1 Level 2   Level 3     Fair Value
                                            ----------- ------- ------- ----------- ---------------
                                                                (In thousands)
Assets:
Mortgage loans, net........................ $   109,498  $  --  $    -- $   119,781   $   119,781
Premiums, reinsurance and other
  receivables.............................. $ 1,126,374  $  --  $    -- $ 1,261,076   $ 1,261,076
Liabilities:
PABs....................................... $ 1,369,023  $  --  $    -- $ 1,537,461   $ 1,537,461
Commitments: (1)
Commitments to fund private corporate bond
  investments.............................. $        --  $  --  $ (278) $        --   $      (278)

                                                           December 31, 2011
                                                        -----------------------
                                                         Carrying   Estimated
                                                          Value     Fair Value
                                                        ----------- -----------
                                                            (In thousands)
Assets:
Mortgage loans, net.................................... $    99,683 $   108,094
Premiums, reinsurance and other receivables............ $ 1,145,166 $ 1,248,070
Liabilities:
PABs................................................... $ 1,420,768 $ 1,565,169
Commitments: (1)
Commitments to fund private corporate bond investments. $        -- $        --

--------
(1)Commitments are off-balance sheet obligations. Negative estimated fair values represent off-balance sheet liabilities. See Note 11 for additional information on these off balance sheet obligations.

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)


  The methods, assumptions and significant valuation techniques and inputs used to estimate the fair value of financial instruments are summarized as follows:

  Mortgage Loans

  The estimated fair value of mortgage loans is primarily determined by estimating expected future cash flows and discounting them using current interest rates for similar mortgage loans with similar credit risk.

Premiums, Reinsurance and Other Receivables

  Premiums, reinsurance and other receivables in the preceding tables are principally comprised of certain amounts recoverable under reinsurance agreements.

  Amounts recoverable under ceded reinsurance agreements, which the Company has determined do not transfer significant risk such that they are accounted for using the deposit method of accounting, have been classified as Level 3. The valuation is based on discounted cash flow methodologies using significant unobservable inputs. The estimated fair value is determined using interest rates determined to reflect the appropriate credit standing of the assuming counterparty.

  PABs

  PABs in the preceding tables include investment contracts. Embedded derivatives on investment contracts and certain variable annuity guarantees accounted for as embedded derivatives are excluded from this caption in the preceding tables as they are separately presented in "-- Recurring Fair Value Measurements."

  The investment contracts primarily include fixed deferred annuities, fixed term payout annuities and total control accounts. The valuation of these investment contracts is based on discounted cash flow methodologies using significant unobservable inputs. The estimated fair value is determined using current market risk-free interest rates adding a spread to reflect the nonperformance risk in the liability.

  Commitments to Fund Private Corporate Bond Investments

  The estimated fair values for commitments to fund private corporate bonds that will be held for investment reflected in the above tables represent the difference between the discounted expected future cash flows using interest rates that incorporate current credit risk for similar instruments on the reporting date and the principal amounts of the commitments.

8. Equity

  Statutory Equity and Income

  Each U.S. insurance company's state of domicile imposes risk-based capital ("RBC") requirements that were developed by the National Association of Insurance Commissioners ("NAIC"). Regulatory compliance is determined by a ratio of a company's total adjusted capital, calculated in the manner prescribed by the NAIC ("TAC") to its authorized control level RBC, calculated in the manner prescribed by the NAIC ("ACL RBC"). Companies below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action. The minimum level of TAC before corrective action commences is twice ACL RBC ("Company Action RBC"). TAC for the Company was in excess of six times Company Action RBC for all periods presented.

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)


  The Company prepares statutory-basis financial statements in accordance with statutory accounting practices prescribed or permitted by the insurance department of its state of domicile. The NAIC has adopted the Codification of Statutory Accounting Principles ("Statutory Codification"). Statutory Codification is intended to standardize regulatory accounting and reporting to state insurance departments. However, statutory accounting principles continue to be established by individual state laws and permitted practices. Modifications by state insurance departments may impact the effect of Statutory Codification on the statutory capital and surplus of the Company.

  Statutory accounting principles differ from GAAP primarily by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions, reporting of reinsurance agreements and valuing securities on a different basis.

  In addition, certain assets are not admitted under statutory accounting principles and are charged directly to surplus. The most significant assets not admitted by the Company are net deferred income tax assets resulting from temporary differences between statutory accounting principles basis and tax basis not expected to reverse and become recoverable within three years.

  Statutory net loss of the Company, a New York domiciled insurer, was $22.7 million, $21.1 million and $27.6 million for the years ended December 31, 2012, 2011 and 2010, respectively. Statutory capital and surplus was $176.5 million and $196.0 million at December 31, 2012 and 2011, respectively. All such amounts are derived from the statutory-basis financial statements as filed with the New York State Department of Financial Services.

  Dividend Restrictions

  Under New York State Insurance Law, the Company is permitted, without prior insurance regulatory clearance, to pay stockholder dividends to MetLife, Inc. as long as the aggregate amount of all such dividends in any calendar year does not exceed the lesser of: (i) 10% of its surplus to policyholders as of the end of the immediately preceding calendar year or (ii) its statutory net gain from operations for the immediately preceding calendar year (excluding realized capital gains). The Company will be permitted to pay a dividend to MetLife, Inc. in excess of the lesser of such two amounts only if it files notice of its intention to declare such a dividend and the amount thereof with the New York Superintendent of Insurance (the "Superintendent") and the Superintendent either approves the distribution of the dividend or does not disapprove the dividend within 30 days of its filing. Under New York State Insurance Law, the Superintendent has broad discretion in determining whether the financial condition of a stock life insurance company would support the payment of such dividends to its stockholders. During the years ended December 31, 2012, 2011 and 2010, the Company did not pay dividends to MetLife. Because the Company's net gain from operations was negative, the Company cannot pay any dividends in 2013 without prior regulatory approval.

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)


  Other Comprehensive Income (Loss)

  The following table sets forth the balance and changes in AOCI including reclassification adjustments required for the years ended December 31, 2012, 2011 and 2010 in OCI that are included as part of net income for the current year that have been reported as a part of OCI in the current or prior year:

                                                                                  Years Ended December 31,
                                                                                 --------------------------
                                                                                   2012     2011      2010
                                                                                 -------  --------  -------
                                                                                       (In thousands)
Holding gains (losses) on investments arising during the year................... $16,899  $ 28,788  $19,151
Income tax effect of holding gains (losses).....................................  (5,914)  (10,075)  (6,703)
Reclassification adjustments for recognized holding (gains) losses included in
  current year income...........................................................  (2,167)    2,602      754
Income tax effect of reclassification adjustments...............................     758      (911)    (264)
Allocation of holding (gains) losses on investments relating to other
  policyholder amounts..........................................................  (4,952)   (1,136)  (1,507)
Income tax effect of allocation of holding (gains) losses to other policyholder
  amounts.......................................................................   1,733       397      528
                                                                                 -------  --------  -------
 Other comprehensive income (loss), net of income tax........................... $ 6,357  $ 19,665  $11,959
                                                                                 =======  ========  =======

9. Other Expenses

Information on other expenses was as follows:

                                                   Years Ended December 31,
                                                 ----------------------------
                                                   2012      2011      2010
                                                 --------  --------  --------
                                                        (In thousands)
 Compensation................................... $ 13,060  $ 12,100  $ 10,563
 Commissions....................................   55,981    72,401    53,409
 Volume-related costs...........................    8,748     9,900     9,669
 Affiliated interest costs on ceded reinsurance.    8,292     7,523     4,785
 Capitalization of DAC..........................  (52,075)  (72,784)  (59,117)
 Amortization of DAC and VOBA...................   58,981    59,787    28,997
 Premium taxes, licenses and fees...............        5    13,525     1,593
 Professional services..........................    1,111     1,156       859
 Rent...........................................      856       714       672
 Other..........................................   24,187    22,252    18,851
                                                 --------  --------  --------
  Total other expenses.......................... $119,146  $126,574  $ 70,281
                                                 ========  ========  ========

 Capitalization of DAC and Amortization of DAC and VOBA

  See Note 1 for information on the retrospective application of the adoption of new accounting guidance related to DAC. See Note 3 for additional information on DAC and VOBA including impacts of capitalization and amortization.

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)


 Affiliated Expenses

  Commissions, capitalization of DAC and amortization of DAC and VOBA include the impact of affiliated reinsurance transactions. See Notes 4 and 12 for a discussion of affiliated expenses included in the table above.

10.Income Tax

  The provision for income tax was as follows:

                                                    Years Ended December 31,
                                               ----------------------------------
                                                  2012        2011        2010
                                               ----------  ----------  ----------
                                                         (In thousands)
Current:
 Federal......................................  $ (10,374)  $ (20,668)  $   3,366
Deferred:
 Federal......................................     48,565      43,971      13,162
                                               ----------  ----------  ----------
   Provision for income tax expense (benefit).  $  38,191   $  23,303   $  16,528
                                               ==========  ==========  ==========

  The reconciliation of the income tax provision at the U.S. statutory rate to the provision for income tax as reported was as follows:

                                                    Years Ended December 31,
                                               ----------------------------------
                                                  2012        2011        2010
                                               ----------  ----------  ----------
                                                         (In thousands)
Tax provision at U.S. statutory rate..........  $  41,654   $  27,555   $  20,249
Tax effect of:
 Tax-exempt investment income.................     (3,254)     (3,245)     (3,197)
 Prior year tax...............................        172        (344)        746
 Tax credits..................................       (447)       (623)     (1,270)
 Other, net...................................         66         (40)         --
                                               ----------  ----------  ----------
   Provision for income tax expense (benefit).  $  38,191   $  23,303   $  16,528
                                               ==========  ==========  ==========

  Deferred income tax represents the tax effect of the differences between the book and tax basis of assets and liabilities. Net deferred income tax assets and liabilities consisted of the following at:

                                                         December 31,
                                                   ------------------------
                                                       2012         2011
                                                   -----------  -----------
                                                        (In thousands)
   Deferred income tax assets:
    Tax credit carryforwards......................  $       --   $      623
    Other.........................................       1,948       30,254
                                                   -----------  -----------
      Total gross deferred income tax assets......       1,948       30,877
                                                   -----------  -----------
   Deferred income tax liabilities:
    DAC...........................................      41,440       45,127
    Policyholder liabilities and receivables......     111,338       87,898
    Investments, including derivatives............       8,444        8,561
    Net unrealized investment gains...............      19,981       16,558
                                                   -----------  -----------
      Total gross deferred income tax liabilities.     181,203      158,144
                                                   -----------  -----------
      Net deferred income tax asset (liability)...  $ (179,255)  $ (127,267)
                                                   ===========  ===========

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)


  The Company participates in a tax sharing agreement with MetLife. Under this agreement, current federal income tax expense (benefit) is computed on a separate return basis and provides that members shall make payments or receive reimbursements to the extent that their income (loss) contributes to or reduces consolidated federal tax expense. Pursuant to this tax sharing agreement, the amounts due from MetLife include $6.9 million, $14.8 million and $523 thousand for 2012, 2011 and 2010, respectively.

  The Company files income tax returns with the U.S. federal government and various state and local jurisdictions. The Company is under continuous examination by the IRS and other tax authorities in jurisdictions in which the Company has significant business operations. The income tax years under examination vary by jurisdiction. The Company is no longer subject to U.S. federal or state and local income tax examinations in major taxing jurisdictions for years prior to 2006. The IRS audit cycle for the year 2006, which began in April 2010, is expected to conclude in 2013.

  The U.S. Treasury Department and the IRS have indicated that they intend to address through regulations the methodology to be followed in determining the dividends received deduction ("DRD"), related to variable life insurance and annuity contracts. The DRD reduces the amount of dividend income subject to tax and is a significant component of the difference between the actual tax expense and expected amount determined using the federal statutory tax rate of 35%. Any regulations that the IRS ultimately proposes for issuance in this area will be subject to public notice and comment, at which time insurance companies and other interested parties will have the opportunity to raise legal and practical questions about the content, scope and application of such regulations. As a result, the ultimate timing and substance of any such regulations are unknown at this time. For the years ended December 31, 2012 and 2011, the Company recognized an income tax benefit of $3.1 million and $3.6 million, respectively, related to the separate account DRD. The 2012 benefit included a benefit of $9 thousand related to DRD and an expense of $176 thousand related to a true-up of foreign tax credits. The 2011 benefit included a benefit of $47 thousand related to DRD and a benefit of $296 thousand related to a true-up of foreign tax credits.

11.Contingencies, Commitments and Guarantees

Contingencies

  Litigation

  Unclaimed Property Inquiries

  In April 2012, MetLife, for itself and on behalf of entities including First MetLife Investors Insurance Company, reached agreements with representatives of the U.S. jurisdictions that were conducting audits of MetLife and certain of its affiliates for compliance with unclaimed property laws, and with state insurance regulators directly involved in a multistate targeted market conduct examination relating to claim-payment practices and compliance with unclaimed property laws. As of year-end 2012, the unclaimed property regulators of 39 states and the District of Columbia, and the insurance regulators of 48 states and the District of Columbia have accepted the respective agreements. Pursuant to the agreements, MetLife will, among other things, take specified action to identify liabilities under life insurance, annuity, and retained asset contracts, to adopt specified procedures for seeking to contact and pay owners of the identified liabilities, and, to the extent that it is unable to locate such owners, to escheat these amounts with interest at a specified rate to the appropriate states. At least one other jurisdiction is pursuing a similar market conduct examination. It is possible that other jurisdictions may pursue similar examinations or audits and that such actions may result in additional payments to beneficiaries,

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

additional escheatment of funds deemed abandoned under state laws, administrative penalties, interest, and/or further changes to the Company's procedures. The Company is not currently able to estimate these additional possible costs.

  Summary

  Various litigation, claims and assessments against the Company, in addition to those discussed previously and those otherwise provided for in the Company's financial statements, have arisen in the course of the Company's business, including, but not limited to, in connection with its activities as an insurer, employer, investor, investment advisor, and taxpayer. Further, state insurance regulatory authorities and other federal and state authorities regularly make inquiries and conduct investigations concerning the Company's compliance with applicable insurance and other laws and regulations.

  It is not possible to predict the ultimate outcome of all pending investigations and legal proceedings. In some of the matters, very large and/or indeterminate amounts, including punitive and treble damages, are sought. Although in light of these considerations it is possible that an adverse outcome in certain cases could have a material effect upon the Company's financial position, based on information currently known by the Company's management, in its opinion, the outcomes of such pending investigations and legal proceedings are not likely to have such an effect. However, given the large and/or indeterminate amounts sought in certain of these matters and the inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could, from time to time, have a material effect on the Company's net income or cash flows in particular annual periods.

 Insolvency Assessments

  Most of the jurisdictions in which the Company is admitted to transact business require insurers doing business within the jurisdiction to participate in guaranty associations, which are organized to pay contractual benefits owed pursuant to insurance policies issued by impaired, insolvent or failed insurers. These associations levy assessments, up to prescribed limits, on all member insurers in a particular state on the basis of the proportionate share of the premiums written by member insurers in the lines of business in which the impaired, insolvent or failed insurer engaged. Some states permit member insurers to recover assessments paid through full or partial premium tax offsets. Assets and liabilities held for insolvency assessments were as follows:

                                                              December 31,
                                                             ---------------
                                                              2012    2011
                                                             ------- -------
                                                             (In thousands)
    Other Assets:
     Premium tax offset for future undiscounted assessments. $ 7,000 $11,000
    Other Liabilities:
     Insolvency assessments................................. $15,800 $22,400

Commitments

  Commitments to Fund Private Corporate Bond Investments

  The Company commits to lend funds under private corporate bond investments. The amounts of these unfunded commitments were $4 million at December 31, 2012. There were no unfunded commitments at December 31, 2011.

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)


Guarantees

  In the normal course of its business, the Company has provided certain indemnities, guarantees and commitments to third parties pursuant to which it may be required to make payments now or in the future. In the context of acquisition, disposition, investment and other transactions, the Company has provided indemnities and guarantees, including those related to tax, environmental and other specific liabilities and other indemnities and guarantees that are triggered by, among other things, breaches of representations, warranties or covenants provided by the Company. In addition, in the normal course of business, the Company provides indemnifications to counterparties in contracts with triggers similar to the foregoing, as well as for certain other liabilities, such as third-party lawsuits. These obligations are often subject to time limitations that vary in duration, including contractual limitations and those that arise by operation of law, such as applicable statutes of limitation. In some cases, the maximum potential obligation under the indemnities and guarantees is subject to a contractual limitation, while in other cases such limitations are not specified or applicable. Since certain of these obligations are not subject to limitations, the Company does not believe that it is possible to determine the maximum potential amount that could become due under these guarantees in the future. Management believes that it is unlikely the Company will have to make any material payments under these indemnities, guarantees, or commitments.

  In addition, the Company indemnifies its directors and officers as provided in its charters and by-laws. Also, the Company indemnifies its agents for liabilities incurred as a result of their representation of the Company's interests. Since these indemnities are generally not subject to limitation with respect to duration or amount, the Company does not believe that it is possible to determine the maximum potential amount that could become due under these indemnities in the future.

  The Company had no liability for indemnities, guarantees and commitments at both December 31, 2012 and 2011.

12.Related Party Transactions

  Service Agreements

  The Company has entered into various agreements with affiliates for services necessary to conduct its activities. Typical services provided under these agreements include management, policy administrative functions, personnel, investment advice and distribution services. For certain agreements, charges are based on various performance measures or activity-based costing. The bases for such charges are modified and adjusted by management when necessary or appropriate to reflect fairly and equitably the actual incidence of cost incurred by the Company and/or affiliate. Expenses incurred with affiliates related to these agreements, recorded in other expenses, were $83.3 million, $97.7 million and $75.0 million for the years ended December 31, 2012, 2011 and 2010, respectively. Revenues received from affiliates related to these agreements, recorded in universal life and investment-type product policy fees, were $11.4 million, $9.2 million and $7.1 million for the years ended
December 31, 2012, 2011 and 2010, respectively. Revenues received from affiliates related to these agreements, recorded in other revenues, were $9.3 million, $7.4 million and $5.3 million for the years ended December 31, 2012, 2011 and 2010, respectively.

  The Company had net receivables from affiliates of $3.4 million and $2.7 million at December 31, 2012 and 2011, respectively, related to the items discussed above. These amounts exclude affiliated reinsurance balances discussed in Note 4.

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)


  See Notes 4 and 5 for additional related party transactions.

13.Subsequent Event

  The Company has evaluated events subsequent to December 31, 2012 through April 11, 2013, which is the date these financial statements were available to be issued, and has determined there are no material subsequent events requiring adjustment to or disclosure in the financial statements.

                                    PART C

                               OTHER INFORMATION


ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS



a.   Financial Statements
     ---------------------------------------------------------------------------

The following financial statements comprising each of the Sub-Accounts of the Separate Account are included in Part
B hereof:

1.   Report of Independent Registered Public Accounting Firm.

2.   Statements of Assets and Liabilities as of December 31, 2012.

3.   Statements of Operations for the year ended December 31, 2012.

4. Statements of Changes in Net Assets for the years ended December 31, 2012 and 2011.

5.   Notes to the Financial Statements.

The following financial statements of the Company are included in Part B hereof:

1.   Independent Auditors' Report.

2.   Balance Sheets as of December 31, 2012 and 2011.

3.   Statements of Operations for the years ended December 31, 2012, 2011 and
     2010.

4.   Statements of Comprehensive Income for the years ended December 31, 2012,
     2011 and 2010.

5.   Statements of Stockholder's Equity for the years ended December 31, 2012,
     2011 and 2010.

6.   Statements of Cash Flows for the years ended December 31, 2012, 2011 and
     2010.

7.   Notes to the Financial Statements.





b.            Exhibits
              --------

1.            Resolution of Board of Directors of the Company authorizing the establishment of the Variable Account (1)

2.            Not Applicable.

3.   (i)      Principal Underwriter's and Selling Agreement (effective January 1, 2001)(5)

     (ii)     Amendment to Principal Underwriter's and Selling Agreement (effective January 1, 2002)(5)

     (iii)    Agreement and Plan of Merger (12-01-04)(MLIDC into GAD) (7)

     (iv)     Form of Retail Sales Agreement (2-10) and Schedule of Differences (10)

     (iv)     Form of Enterprise Selling Agreement 9-12 (MetLife Investors Distribution Company Sales Agreement)(15)

4.   (i)      Form of Variable Annuity Contract 6010(02/02) and Form of Contract Cover 6010 (03/07)(9)

     (ii)     Enhanced Dollar Cost Averaging Rider (3)

     (iii)    Three Month Market Entry Rider (3)

     (iv)     Death Benefit Rider - (Annual Step-Up). (3)

     (v)      Waiver of Withdrawal Charge for Nursing Home or Hospital Confinement Rider (3)

     (vi)     Waiver of Withdrawal Charge for Terminal Illness Rider (3)

     (vii)    Unisex Annuity Rates Rider (3)

     (viii)   Endorsement (Name Change effective February 5, 2001. First MetLife Investors Insurance Company;
              formerly First COVA Life Insurance Company) (2)

     (ix)     Individual Retirement Annuity Endorsement. 6023.1 (9/02) (5)

     (x)      Tax Sheltered Annuity Endorsement 6026.1 (9/02) (5)

     (xi)     Roth Individual Retirement Annuity Endorsement 6024.1 (9/02) (5)

     (xii)    401 (a)/403 (a) Plan Endorsement 6025.1 (9/02) (5)

     (xiii)   Simple Individual Retirement Annuity Endorsement 6276 (9/02) (5)

     (xiv)    Designated Beneficiary Non-Qualified Annuity Endorsement FMLI-NQ-1 (11/05)-I (6)


          (xv)      Death Benefit Rider - (Principal Protection) 6015 (02/02) (7)

          (xvi)     Form of Contract Schedule FMLI 6028-5 (2/11) (11)

          (xvii)    Form of Tax-Sheltered Annuity Endorsement FMLI-398-3-I (12/08) (12)

          (xviii)   401(a)/403(a) Plan Endorsement FMLI 401-3 (5/11) (13)

          (xix)     Form of Guaranteed Withdrawal Benefit Rider FMLI 690-5 (4/13) (GWB v1) (15)

          (xx)      Form of Guaranteed Withdrawal Benefit Rider FMLI-NHR (4/13) (GWB v1) (15)

          (xxi)     Form of Contract Schedule for Guaranteed Withdrawal Benefit - Rider Specifications FMLI-GWB
                    (4/13) (GWB v1) (15)

          (xxii)    Form of Contract Schedule for Guaranteed Withdrawal Benefit FMLI-GWB (4/13)-L (filed herewith)

5.                  Form of Variable Annuity Application 4477 (6/11) APPLNY Apr 2012 (filed herewith)

6.        (i)       Copy of Articles of Incorporation of the Company (2)

          (ii)      Copy of Amended and Restated Bylaws of the Company (4)

7.        (i)(a)    Automatic Reinsurance Agreement between First MetLife Investors Insurance Company and
                    ExeterReassurance Company, Ltd. (effective December 1, 2004) (13)

          (b)       Amendment No. 1 through Amendment No. 16 to Automatic Reinsurance Agreement effective as of
                    December 1, 2004 ("Agreement") between First MetLife Investors Insurance Company (the "Cedent")
                    and Exeter Reassurance Company, Ltd. (the "Reinsurer") (13)

          (c)       Amendment No. 17 through Amendment No. 19 to Automatic Reinsurance Agreement effective as of
                    December 1, 2004 ("Agreement") between FirstMetLife Investors Insurance Company (the "Cedent")
                    and Exeter Reassurance Company, Ltd. (the "Reinsurer") (15)

8.        (i)(a)    Participation Agreement among Met Investors Series Trust, Met Investors Advisory Corp., MetLife
                    Investors Distribution Company and First MetLife Investors Insurance Company (3)

          (b)       Amendment to Participation Agreement among Met Investors Series Trust, Met Investors Advisory
                    Corp., MetLife Investors Distribution Company and First MetLife Investors Insurance Company (dated
                    May 1, 2009) (14)

          (c)       Amendment to Participation Agreement among Met Investors Series Trust, Met Investors Advisory
                    Corp., MetLife Investors Distribution Company and First MetLife Investors Insurance Company
                    (effective April 30, 2010) (14)

          (ii)(a)   Participation Agreement among Metropolitan Series Fund, Inc., MetLife Advisers, LLC, MetLife
                    Investors Distribution Company and First MetLife Investors Insurance Company (effective August 31,
                    2007) (8)

          (b)       Amendment to Participation Agreement among Metropolitan Series Fund, Inc., MetLife Advisers, LLC,
                    MetLife Investors Distribution Company and First MetLife Investors Insurance Company (effective April
                    30, 2010) (14)

          (iii)     Net Worth Maintenance Agreement (16)

9.                  Opinion of Counsel (filed herewith)

10.       (i)       Consent of Independent Registered Public Accounting Firm (Deloitte & Touche LLP) for the Depositor
                    and the Registrant (filed herewith)

          (ii)      Consent of Independent Registered Public Accounting Firm (Deloitte & Touche LLP) for MetLife, Inc.
                    (filed herewith)

11.                 Not Applicable.

12.                 Not Applicable.

13.                 Powers of Attorney for Eric T. Steigerwalt, Norse N. Blazzard, Robert L. Davidow, Elizabeth M. Forget,
                    Richard A. Hemmings, Jay S. Kaduson, Stephen M. Kessler, Lisa S. Kuklinski, Richard C. Pearson,
                    Thomas A. Price, Mark E. Rosenthal, Thomas J. Skelly, Peter M. Carlson and James J. Reilly (filed herewith)

 (1)                incorporated herein by reference to Registrant's Post-Effective Amendment No. 4 to Form N-4 (File
                    Nos. 033-74174 and 811-08306) as electronically filed on December 30, 1999.

 (2)                incorporated herein by reference to Registrant's Post-Effective Amendment No. 7 to Form N-4 (File
                    Nos. 033-74174 and 811-08306) as electronically filed on May 1, 2001.


      (3) incorporated herein by reference to Registrant's Form N-4 (File Nos. 333-96777 and 811-08306) as
          electronically filed on July 19, 2002.

      (4) incorporated herein by reference to Registrant's Pre-Effective Amendment No. 1 to Form N-4 (File Nos.
          333-96777 and 811-08306) as electronically filed on October 15, 2002.

      (5) incorporated herein by reference to Registrant's Post-Effective Amendment No. 4 to Form N-4 (File
          Nos. 333-96773 and 811-08306) as electronically filed on November 2, 2004.

      (6) incorporated herein by reference to Registrant's Post-Effective Amendment No.7 to Form N-4 (File Nos.
          333-96773 and 811-08306) as electronically filed on September 9, 2005.

      (7) incorporated herein by reference to Registrant's Post-Effective Amendment No. 13 to Form N-4 (File
          Nos. 333-96777 and 811-08306) as electronically filed on April 18, 2007.

      (8) incorporated herein by reference to Registrant's Post-Effective Amendment No. 15 to Form N-4 (file
          Nos. 333-96773 and 811-08306) as electronically filed on October 31, 2007.

      (9) incorporated herein by reference to Registrant's Form N-4 (File Nos. 333-152450 and 811-08306) as
          electronically filed on July 22, 2008.

   (10)   incorporated herein by reference to Registrant's Post-Effective Amendment No. 29 to Form N-4 (File
          Nos. 333-96777 and 811-08306) as electronically filed on April 15, 2010.

   (11)   incorporated herein by reference to Registrant's Pre-Effective Amendment No. 1 to Form N-4 (File Nos.
          333-169687 and 811-08306) as electronically filed on December 21, 2010.

   (12)   incorporated herein by reference to Registrant's Post-Effective Amendment No. 3 to Form N-4 (File
          Nos. 333-156646 and 811-08306) as electronically filed on March 22, 2011.

   (13)   incorporated herein by reference to Registrant's Post-Effective Amendment No. 4 to Form N-4 (File
          Nos. 333-176680 and 811-08306) as electronically filed on April 18, 2012.

   (14)   incorporated herein by reference to Registrant's Initial Registration Statement on Form N-4 (File Nos.
          333-179240 and 811-08306) filed electronically on January 30, 2012.

   (15)   incorporated herein by reference to Registrant's Post-Effective Amendment No. 12 to Form N-4 (File
          Nos. 333-176680 and 811-08306) as electronically filed on April 17, 2013.

   (16)   incorporated by reference to Post-Effective Amendment No. 10 to Form N-4 (File Nos. 333-96773 and
          811-08306) as electronically filed on April 21, 2006.




ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR


The following are the Officers and Directors who are engaged directly or indirectly in activities relating to the Registrant or the variable annuity contracts offered by the Registrant and the executive officers of the Company:



NAME AND PRINCIPAL BUSINESS ADDRESS     POSITIONS AND OFFICES WITH DEPOSITOR
-------------------------------------   --------------------------------------

Eric T. Steigerwalt                     Chairman of the Board, President,
501 Route 22                            Chief Executive Officer and Director
Bridgewater, NJ 08807

Elizabeth M. Forget                     Director and Executive Vice President
1095 Avenue of the Americas
New York, NY 10036

Richard C. Pearson                      Director
598 Los Arboles Lane
San Marino, CA 91108

Jay S. Kaduson                          Director and Vice President
10 Park Avenue
Morristown, NJ 07962

Lisa S. Kuklinski                       Director and Vice President
1095 Avenue of the Americas
New York, NY 10036

Norse N. Blazzard                       Director
6278 North Federal Highway
Suite 390
Ft. Lauderdale, FL 33308


NAME AND PRINCIPAL BUSINESS ADDRESS     POSITIONS AND OFFICES WITH DEPOSITOR
-------------------------------------   ----------------------------------------

Robert L. Davidow                       Director
367 Stanwich Road
Greenwich, CT 06830

Richard A. Hemmings                     Director
Fidelity Life Association
1211 West 22nd Street, # 209
Oak Brook, IL 60026

Thomas A. Price                         Director
66 Davidson Lane East
West Islip, NY 11795

Thomas J. Skelly                        Director
1270 W. Whitmore Ct.
Lake Forest, IL 60045

Stephen M. Kessler                      Director
300 Davidson Avenue
Somerset, NJ 08873

Mark E. Rosenthal                       Director and Vice President
5 Park Plaza, Suite 1900
Irvine, CA 92614

Peter M. Carlson                        Executive Vice President and Cheif
1095 Avenueof the Americas              Accouniting Officer
New York, NY 10036

Isaac Torres                            Secretary
1095 Avenue of the Americas
New York, NY 10036

Marlene B. Debel                        Treasurer
1095 Avenue of the Americas
New York, NY 10036

James J. Reilly                         Vice President-Finance (principal
501 Boylston Street                     financial officer)
Boston, MA 02116

Patricia M. Schwartz                    Vice President and Appointed Actuary
501 Route 22
Bridgewater, NJ 08807

Debora L. Buffington                    Vice President, Director of Compliance
5 Park Plaza, Suite 1900
Irvine, CA 92614

Jonathan L. Rosenthal                   Vice President, Chief Hedging Officer
10 Park Avenue
Morristown, NJ 07962

Scott E. Andrews                        Vice President
4700 Westown Parkway
Suite 200
West Des Moines, IA 50266

Roberto Baron                           Vice President
1095 Avenue of the Americas
New York, NY 10036

Manish P. Bhatt                         Vice President
501 Route 22
Bridgewater, NJ 08807

William D. Cammarata                    Vice President
18210 Crane Nest Dr.
Tampa, FL 33647


NAME AND PRINCIPAL BUSINESS ADDRESS     POSITIONS AND OFFICES WITH DEPOSITOR
-------------------------------------   -------------------------------------

Jeffrey P. Halperin                     Vice President
334 Madison Avenue
PO Box 1949
Morristown, NJ 07960

Gregory E. Illson                       Vice President
501 Boylston Street
Boston, MA 02116

John J. Iwanicki                        Vice President
18210 Crane Nest Drive
Tampa, FL 33647

Karen A. Johnson                        Vice President
501 Boylston Street
Boston, MA 02116

Andrew Kaniuk                           Vice President
501 Route 22
Brdigewater, NJ 08807

Christopher A. Kremer                   Vice President
501 Boylston Street
Boston, MA 02116

Gene L. Lunman                          Vice President
1300 Hall Boulevard
Bloomfield, CT 06002

Mark S. Reilly                          Vice President
1300 Hall Boulevard
Bloomfield, CT 06002

Robert L. Staffier                      Vice President
501 Boylston Street
Boston, MA 02116

Marian J. Zeldin                        Vice President
501 Route 22
Bridgewater, NJ 08807

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT


    The Registrant is a separate account of First MetLife Investors Insurance Company under New York state insurance law. First MetLife Investors Insurance Company is a wholly-owned direct subsidiary of MetLife, Inc., a publicly traded company. The following outline indicates those entities that are controlled by MetLife, Inc. or are under the common control of MetLife, Inc. No person is controlled by the Registrant.

           ORGANIZATIONAL STRUCTURE OF METLIFE, INC. AND SUBSIDIARIES
                              AS OF DECEMBER 31, 2012

The following is a list of subsidiaries of MetLife, Inc. updated as of December 31, 2012. Those entities which are listed at the left margin (labeled with capital letters) are direct subsidiaries of MetLife, Inc. Unless otherwise indicated, each entity which is indented under another entity is a subsidiary of that other entity and, therefore, an indirect subsidiary of MetLife, Inc. Certain inactive subsidiaries have been omitted from the MetLife, Inc. organizational listing. The voting securities (excluding directors' qualifying shares, if any) of the subsidiaries listed are 100% owned by their respective parent corporations, unless otherwise indicated. The jurisdiction of domicile of each subsidiary listed is set forth in the parenthetical following such subsidiary.


A.    MetLife Group, Inc. (NY)

B.    MetLife Bank, National Association (USA)

      1. MetLife Home Loans LLC (DE)

C.    Exeter Reassurance Company, Ltd. (Cayman Islands)

D.    Metropolitan Tower Life Insurance Company (DE)


      1.    EntreCap Real Estate II LLC (DE)

            a)    PREFCO Dix-Huit LLC (CT)

            b)    PREFCO X Holdings LLC (CT)

            c) PREFCO Ten Limited Partnership (CT) - a 99.9% limited partnership interest of PREFCO Ten Limited Partnership is held by EntreCap Real Estate II LLC and 0.1% general partnership is held by PREFCO X Holdings LLC.

            d)    PREFCO Vingt LLC (CT)

            e) PREFCO Twenty Limited Partnership (CT) - a 99% limited partnership interest of PREFCO Twenty Limited Partnership is held by EntreCap Real Estate II LLC and 1% general partnership is held by PREFCO Vingt LLC.

     2.     Plaza Drive Properties, LLC (DE)

     3.     MTL Leasing, LLC (DE)

            a)    PREFCO IX Realty LLC (CT)

            b)    PREFCO XIV Holdings LLC (CT)

            c) PREFCO Fourteen Limited Partnership (CT) - a 99.9% limited partnership interest of PREFCO Fourteen Limited Partnership is held by MTL Leasing, LLC and 0.1% general partnership is held by PREFCO XIV Holdings LLC.

            d)    1320 Venture LLC (DE)

            e)    1320 GP LLC (DE)

            f) 1320 Owner LP (DE) - a 99.9% limited partnership of 1320 Owner LP is held by 1320 Venture LLC and 0.1% general partnership is held by 1320 GP LLC.

     4.     MetLife Reinsurance Company of Delaware (DE)

E. MetLife Chile Inversiones SpA (Chile) - 70.4345328853% of MetLife Chile Inversiones SpA is owned by MetLife, Inc., 26.6071557459% by American Life Insurance Company ("ALICO"), 2.9583113284% is owned by Inversiones MetLife Holdco Dos Limitada and 0.0000000404% is owned by Natilportem Holdings, Inc.

      1. MetLife Chile Seguros de Vida S.A. (Chile) - 99.9969% of MetLife Chile Seguros de Vida S.A. is held by MetLife Chile Inversiones SpA and 0.0031% by International Technical and Advisory Services Limited.

            a) MetLife Chile Administradora de Mutuos Hipotecarios S.A. (Chile) - 99.99% of MetLife Chile Administradora de Mutuos Hipotecarios S.A. is owned by MetLife Chile Seguros de Vida S.A. and 0.01% is owned by MetLife Chile Inversiones SpA.

      2. Legal Chile S.A. (Chile) - 51% of Legal Chile S.A. is owned by MetLife Chile Inversiones SpA and the remaining interest is owned by a third party.

            a) Legalgroup S.A. (Chile) - 99% of Legalgroup S.A. is owned by Legal Chile S.A. and the remaining interest is owned by a third party.

F. Metropolitan Life Seguros de Vida S.A. (Uruguay) - 99.9994% of Metropolitan Life Seguros de Vida S.A. is owned by MetLife, Inc. and 0.0006% is owned by Oscar Schmidt.

G.    MetLife Securities, Inc. (DE)

H.    Enterprise General Insurance Agency, Inc. (DE)

I.    Metropolitan Property and Casualty Insurance Company (RI)

      1.    Metropolitan General Insurance Company (RI)

      2.    Metropolitan Casualty Insurance Company (RI)

      3.    Metropolitan Direct Property and Casualty Insurance Company (RI)

      4.    Met P&C Managing General Agency, Inc. (TX)

      5.    MetLife Auto & Home Insurance Agency, Inc. (RI)

      6.    Metropolitan Group Property and Casualty Insurance Company (RI)

            a)    Metropolitan Reinsurance Company (U.K.) Limited (United
                  Kingdom)

      7.    Metropolitan Lloyds, Inc. (TX)

            a) Metropolitan Lloyds Insurance Company of Texas (TX)- Metropolitan Lloyds Insurance Company of Texas, an affiliated association, provides automobile, homeowner and related insurance for the Texas market. It is an association of individuals designated as underwriters. Metropolitan Lloyds, Inc., a subsidiary of Metropolitan Property and Casualty Insurance Company, serves as the attorney-in-fact and manages the association.

      8.    Economy Fire & Casualty Company (IL)

            a)    Economy Preferred Insurance Company (IL)

            b)    Economy Premier Assurance Company (IL)

J.    MetLife Investors Insurance Company (MO)

K.    First MetLife Investors Insurance Company (NY)

L.    Walnut Street Securities, Inc. (MO)

M.    Newbury Insurance Company, Limited (Bermuda)

N.    MetLife Investors Group, Inc. (DE)

      1.    MetLife Investors Distribution Company (MO)

      2.    MetLife Advisers, LLC (MA)

O.    MetLife International Holdings, Inc. (DE)

      1.    MetLife Mexico Cares, S.A. de C.V. (Mexico)

            a)    Fundacion MetLife Mexico, A.C. (Mexico)

      2.    Natiloportem Holdings, Inc. (DE)

            a)    Servicios Administrativos Gen, S.A. de C.V. (Mexico)

                  i) MLA Comercial, S.A. de C.V. (Mexico) 99% is owned by Servicios Administrativos Gen, S.A. de C.V. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

                  ii) MLA Servicios, S.A. de C.V. (Mexico) 99% is owned by Servicios Administrativos Gen, S.A. de C.V. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

      3. MetLife India Insurance Company Limited (India)- 26% is owned by MetLife International Holdings, Inc. and 74% is owned by third parties.


      4.    Metropolitan Life Insurance Company of Hong Kong Limited (Hong
            Kong)- 99.99935% is owned by MetLife International Holdings, Inc. and 0.00065% is owned by Natiloporterm Holdings, Inc.


      5. MetLife Seguros de Vida S.A. (Argentina)- 96.7372% is owned by MetLife International Holdings, Inc. and 3.2628% is owned by Natiloportem Holdings, Inc.


      6. Metropolitan Life Seguros e Previdencia Privada S.A. (Brazil)- 66.6617540% is owned by MetLife International Holdings, Inc., 33.3382457% is owned by MetLife Worldwide Holdings, Inc. and 0.0000003% is owned by Natiloportem Holdings, Inc.


      7.    MetLife Global, Inc. (DE)

      8. MetLife Administradora de Fundos Multipatrocinados Ltda. (Brazil) - 99.999998% of MetLife Administradora de Fundos Multipatrocinados Ltda. is owned by MetLife International Holdings, Inc. and 0.000002% by Natiloportem Holdings, Inc.

      9.    MetLife Services Limited (United Kingdom)

      10. MetLife Seguros de Retiro S.A. (Argentina) - 96.8488% is owned by MetLife International Holdings, Inc. and 3.1512% is owned by Natiloportem Holdings, Inc.

      11. Best Market S.A. (Argentina) - 5% of the shares are held by Natiloportem Holdings, Inc. and 95% is owned by MetLife International Holdings Inc.

      12. Compania Previsional MetLife S.A. (Brazil) - 95.46% is owned by MetLife International Holdings, Inc. and 4.54% is owned by Natiloportem Holdings, Inc.

            a) MetLife Servicios S.A. (Argentina) - 18.87% of the shares of MetLife Servicios S.A. are held by Compania Previsional MetLife S.A., 79.88% is owned by MetLife Seguros de Vida S.A., 0.99% is held by Natiloportem Holdings, Inc. and 0.26% is held by MetLife Seguros de Retiro S.A.

      13.   MetLife Worldwide Holdings, Inc. (DE)

            a)    MetLife Direct Co., LTD. (Japan)

            b)    MetLife Limited (Hong Kong)

      14.   MetLife International Limited, LLC (DE)

      15. MetLife Planos Odontologicos Ltda. (Brazil) - 99.999% is owned by MetLife International Holdings, Inc. and 0.001% is owned by Natiloportem Holdings, Inc.

      16.   MetLife Ireland Holdings One Limited (Ireland)

            a) MetLife Global Holdings Corporation S.A. de C.V. (Mexico) - 98.9% is owned by MetLife Ireland Holdings One Limited and 1.1% is owned by MetLife International Limited, LLC.

                  i)    MetLife Ireland Treasury Limited (Ireland)

                        a)    MetLife General Insurance Limited (Australia)

                        b)    MetLife Insurance Limited (Australia)

                              1)    The Direct Call Centre PTY Limited
                                    (Australia)

                              2)    MetLife Investments PTY Limited (Australia)

                                    aa)   MetLife Insurance and Investment Trust
                                          (Australia) - MetLife Insurance and
                                          Investment Trust is a trust vehicle,
                                          the trustee of which is MetLife
                                          Investments PTY Limited ("MIPL"). MIPL
                                          is a wholly owned subsidiary of
                                          MetLife Insurance Limited.

                  ii) Metropolitan Global Management, LLC (DE) - 99.7% is owned by MetLife Global Holdings Corporation, S.A. de C.V. and 0.3% is owned by MetLife International Holdings, Inc.

                        a) MetLife Pensiones Mexico S.A. (Mexico)- 97.4738% is owned by Metropolitan Global Management, LLC and 2.5262% is owned by MetLife International Holdings, Inc.

                        b) MetLife Mexico Servicios, S.A. de C.V. (Mexico) - 98% is owned by Metropolitan Global Management, LLC and 2% is owned by MetLife International Holdings, Inc.

                        c) MetLife Mexico S.A. (Mexico)- 99.050271% is owned by Metropolitan Global Management, LLC and 0.949729% is owned by MetLife International Holdings, Inc.

                              1) MetLife Afore, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Mexico S.A. and 0.01% is owned by MetLife Pensiones Mexico S.A.

                                    aa)    Met1 SIEFORE, S.A. de C.V. (Mexico)-
                                           99.99% is owned by MetLife Afore,
                                           S.A. de C.V. and 0.01% is owned by
                                           MetLife Mexico S.A.

                                    bb)    Met2 SIEFORE, S.A. de C.V. (Mexico)-
                                           99.99% is owned by MetLife Afore,
                                           S.A. de C.V. and 0.01% is owned by
                                           MetLife Mexico S.A.

                                    cc)    MetA SIEFORE Adicional, S.A. de C.V.
                                           (Mexico)- 99.99% is owned by MetLife
                                           Afore, S.A. de C.V. and 0.01% is
                                           owned by MetLife Mexico S.A.

                                    dd)    Met3 SIEFORE Basica, S.A. de C.V.
                                           (Mexico) - 99.99% is owned by MetLife
                                           Afore, S.A. de C.V. and 0.01% is
                                           owned by MetLife Mexico S.A.

                                    ee)    Met4 SIEFORE, S.A. de C.V. (Mexico) -
                                           99.99% is owned by MetLife Afore,
                                           S.A. de C.V. and 0.01% is owned by
                                           MetLife Mexico S.A.

                                    ff)    Met5 SIEFORE, S.A. de C.V. (Mexico) -
                                           99.99% is owned by MetLife Afore,
                                           S.A. de C.V. and 0.01% is owned by
                                           MetLife Mexico S.A.

                              2)    ML Capacitacion Comercial S.A. de C.V.
                                    (Mexico) - 99% is owned by MetLife Mexico
                                    S.A. and 1% is owned by MetLife Mexico
                                    Cares, S.A. de C.V.

                        d) MetLife Saengmyoung Insurance Co. Ltd. (also known as MetLife Insurance Company of Korea Limited (South Korea)- 14.64% is owned by MetLife Mexico, S.A. and 85.36% is owned by Metropolitan Global Management, LLC.

      17. Inversiones Metlife Holdco Dos Limitada (Chile)- 99% is owned by Metlife International Holdings, Inc. and 1% is owned by Natiloportem Holdings, Inc.

      18.   MetLife Asia Pacific Limited (Hong Kong)

P.    Metropolitan Life Insurance Company (NY)

      1.    334 Madison Euro Investments, Inc. (DE)

      2.    St. James Fleet Investments Two Limited (Cayman Islands)

            a)    Park Twenty Three Investments Company (United Kingdom)

                  i) Convent Station Euro Investments Four Company (United Kingdom)

                        aa)    OMI MLIC Investments Limited (Cayman Islands)

      3.    CRB Co., Inc. (MA)

      4.    MLIC Asset Holdings II LLC (DE)

            a)    El Conquistador MAH II LLC (DE)

      5.    CC Holdco Manager (DE)

      6.    Alternative Fuel I, LLC (DE)

      7.    Transmountain Land & Livestock Company (MT)

      8.    MetPark Funding, Inc. (DE)

      9.    HPZ Assets LLC (DE)

      10.   Missouri Reinsurance, Inc. (Cayman Islands)

      11.   Metropolitan Tower Realty Company, Inc. (DE)

            a)    Midtown Heights, LLC (DE)

      12.   MetLife Real Estate Cayman Company (Cayman Islands)

      13.   MetCanada Investments Ltd. (Canada)

      14.   MetLife Private Equity Holdings, LLC (DE)

      15.   23rd Street Investments, Inc. (DE)

            a) MetLife Capital Credit L.P. (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc. and 99% Limited Partnership interest is held by Metropolitan Life Insurance Company.

            b) MetLife Capital, Limited Partnership (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc. and 99% Limited Partnership interest is held by Metropolitan Life Insurance Company.

      16.   Hyatt Legal Plans, Inc. (DE)

            a)    Hyatt Legal Plans of Florida, Inc. (FL)

      17.   MetLife Holdings, Inc. (DE)

            a)    MetLife Credit Corp. (DE)

            b)    MetLife Funding, Inc. (DE)

      18.   MetLife Investments Asia Limited (Hong Kong)

      19. MetLife Investments Limited (United Kingdom)- 23rd Street Investments, Inc. holds one share of MetLife Investments Limited.

      20. MetLife Latin America Asesorias e Inversiones Limitada (Chile)- 23rd Street Investments, Inc. holds 0.01% of MetLife Latin America Asesorias e Inversiones Limitada.

      21.   New England Life Insurance Company (MA)

            a)    New England Securities Corporation (MA)

      22.   General American Life Insurance Company (MO)

            a)    GALIC Holdings LLC (DE)

      23.   Corporate Real Estate Holdings, LLC (DE)

      24. Ten Park SPC (Cayman Islands) - 1% voting control of Ten Park SPC is held by 23rd Street Investments, Inc.

      25.   MetLife Tower Resources Group, Inc. (DE)

      26.   Headland-Pacific Palisades, LLC (CA)

      27.   Headland Properties Associates (CA) - 1% is owned by
            Headland-Pacific Palisades, LLC and 99% is owned by Metropolitan Life Insurance Company.

      28.   WFP 1000 Holding Company GP, LLC (DE)

      29.   White Oak Royalty Company (OK)

      30.   500 Grant Street GP LLC (DE)

      31. 500 Grant Street Associates Limited Partnership (CT) - 99% of 500 Grant Street Associates Limited Partnership is held by Metropolitan Life Insurance Company and 1% by 500 Grant Street GP LLC.

      32.   MetLife Canada/MetVie Canada (Canada)

      33.   MetLife Retirement Services LLC (NJ)

            a)   MetLife Investment Funds Services LLC (NJ)

                 i)   MetLife Associates LLC (DE)

      34.   Euro CL Investments LLC (DE)

      35.   MEX DF Properties, LLC (DE)

      36. MSV Irvine Property, LLC (DE) - 4% of MSV Irvine Property, LLC is owned by Metropolitan Tower Realty Company, Inc. and 96% is owned by Metropolitan Life Insurance Company

      37.   MetLife Properties Ventures, LLC (DE)

            a)   Citypoint Holdings II Limited (United Kingdom)

      38.   Housing Fund Manager, LLC (DE)

            a) MTC Fund I, LLC (DE) 0.01% of MTC Fund I, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

            b) MTC Fund II, LLC (DE) - 0.01% of MTC Fund II, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

            c) MTC Fund III, LLC (DE) - 0.01% of MTC Fund III, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

      39.   MLIC Asset Holdings LLC (DE)

      40.   85 Broad Street Mezzanine LLC (DE)

            a)   85 Broad Street LLC (DE)

      41.   The Building at 575 Fifth Avenue Mezzanine LLC (DE)

            a)   The Building at 575 Fifth LLC (DE)

      42. CML Columbia Park Fund I, LLC (DE)- 10% of membership interest is held by MetLife Insurance Company of Connecticut and 90% membership interest is held by Metropolitan Life Insurance Company.

      43. Para-Met Plaza Associates (FL)- 75% of the General Partnership is held by Metropolitan Life Insurance Company and 25% of the General Partnership is held by Metropolitan Tower Realty Company, Inc.

      44.   MLIC CB Holdings LLC (DE)

      45. Met II Office Mezzanine LLC (FL) - 10.4167% of the membership interest is owned by Metropolitan Tower Life Insurance Company and 89.5833% is owned by Metropolitan Life Insurance Company.

            a)   Met II Office, LLC (FL)

      46.   The Worthington Series Trust (DE)

      47. MetLife CC Member, LLC (DE) - 63.415% of MetLife CC Member, LLC is held by Metropolitan Life Insurance Company, 17.073% by MetLife Investors USA Insurance Company, 14.634% by MetLife Insurance Company of Connecticut and 4.878% by General American Life Insurance Company.

      48.   Oconee Hotel Company, LLC (DE)

      49.   Oconee Land Company, LLC (DE)

            a)  Oconee Land Development Company, LLC (DE)

            b)  Oconee Golf Company, LLC (DE)

            c)  Oconee Marina Company, LLC (DE)

      50.   1201 TAB Manager, LLC (DE)

      51. MetLife 1201 TAB Member, LLC (DE) - 66.67% of MetLife 1201 TAB Member, LLC is owned by Metropolitan Life Insurance Company, 18.18% is owned by MetLife Investors USA Insurance Company, 12.12% is owned by MetLife Insurance Company of Connecticut and 3.03% is owned by Metropolitan Property and Casualty Insurance Company.

      52. MetLife LHH Member, LLC (DE) - 69.23% of MetLife LHH Member, LLC is owned by Metropolitan Life Insurance Company, 19.78% is owned by MetLife Investors USA Insurance Company and 10.99% is owned by New England Life Insurance Company.

      53.   Ashton Southend GP, LLC (DE)

      54. Tremont Partners, LP (DE) - 99.9% LP interest of Tremont Partners, LP is owned by Metropolitan Life Insurance Company and 0.1% GP interest is owned by Ashton Southend GP, LLC.

      55. Riverway Residential, LP (DE) - 99.9% LP interest of Riverway Residential, LP is owned by Metropolitan Life Insurance Company and 0.1% GP interest is owned by Metropolitan Tower Realty Company, Inc.

      56. 10420 McKinley Partners, LP (DE) - 99.9% LP interest of 10420 McKinley Partners, LP is owned by Metropolitan Life Insurance Company and 0.1% GP interest is owned by Metropolitan Tower Realty Company, Inc.

      57.   Ardrey Kell Townhomes, LLC (DE)

      58.   Boulevard Residential, LLC (DE)

      59.   465 N. Park Drive, LLC (DE)

Q.    MetLife Capital Trust IV (DE)

R. MetLife Insurance Company of Connecticut (CT) - 86.72% is owned by MetLife, Inc. and 13.28% by MetLife Investors Group, Inc.

      1.    MetLife Property Ventures Canada ULC (Canada)

      2.    Pilgrim Alternative Investments Opportunity Fund III Associates, LLC
            (CT) - 67% is owned by MetLife Insurance Company of Connecticut and 33% is owned by third party.

      3.    Metropolitan Connecticut Properties Ventures, LLC (DE)

      4.    MetLife Canadian Property Ventures LLC (NY)

      5.    Euro TI Investments LLC (DE)

      6.    Greenwich Street Investments, L.L.C. (DE)

            a)    Greenwich Street Capital Offshore Fund, Ltd. (Virgin
                  Islands)

            b)    Greenwich Street Investments, L.P. (DE)

      7. One Financial Place Corporation (DE) - 100% is owned in the aggregate by MetLife Insurance Company of Connecticut.

      8.    Plaza LLC (CT)

            a)    Tower Square Securities, Inc. (CT)

      9.    TIC European Real Estate LP, LLC (DE)

      10.   MetLife European Holdings, LLC (DE)

            a)    MetLife Assurance Limited (United Kingdom)

      11.   Travelers International Investments Ltd. (Cayman Islands)

      12.   Euro TL Investments LLC (DE)

      13.   Corrigan TLP LLC (DE)

      14.   TLA Holdings LLC (DE)

            a)    The Prospect Company (DE)

      15. TRAL & Co. (CT) - TRAL & Co. is a general partnership. Its partners are MetLife Insurance Company of Connecticut and Metropolitan Life Insurance Company.

      16.   MetLife Investors USA Insurance Company (DE)

            a)    MetLife Renewables Holding, LLC (DE)

                  i)    Greater Sandhill I, LLC (DE)

      17.   TLA Holdings II LLC (DE)

      18.   TLA Holdings III LLC (DE)

      19. MetLife Greenstone Southeast Venture, LLC (DE) - 95% of MetLife Greenstone Southeast Venture, LLC is owned by MetLife Insurance Company of Connecticut and 5% is owned by Metropolitan Connecticut Properties Ventures, LLC.

            a)    MLGP Lakeside, LLC (DE)

S.    MetLife Reinsurance Company of South Carolina (SC)

T.    MetLife Investment Management, LLC (DE)

U.    MetLife Standby I, LLC (DE)

      1.   MetLife Exchange Trust I (DE)

V.    MetLife Services and Solutions, LLC (DE)

      1.   MetLife Solutions Pte. Ltd. (Singapore)

           a)    MetLife Services East Private Limited (India)

           b) MetLife Global Operations Support Center Private Limited (India) - 99.99999% is owned by MetLife Solutions Pte. Ltd. and 0.00001% is owned by Natiloportem Holdings, Inc.

W.    SafeGuard Health Enterprises, Inc. (DE)

      1.   MetLife Health Plans, Inc. (DE)

      2.   SafeGuard Health Plans, Inc. (CA)

      3.   SafeHealth Life Insurance Company (CA)

      4.   SafeGuard Health Plans, Inc. (FL)

      5.   SafeGuard Health Plans, Inc. (NV)

      6.   SafeGuard Health Plans, Inc. (TX)

X.    MetLife Capital Trust X (DE)

Y.    Cova Life Management Company (DE)

Z.    MetLife Reinsurance Company of Charleston (SC)

AA.   MetLife Reinsurance Company of Vermont (VT)

AB.   Delaware American Life Insurance Company (DE)

      1.    GBN, LLC (DE)

AC.   Federal Flood Certification LLC (TX)

AD.   American Life Insurance Company (ALICO) (DE)

      1.    MetLife ALICO Life Insurance K.K. (Japan)

               a)  Nagasaki Operation Yugen Kaisha (Japan)

               b)  Communication One Kabushiki Kaisha (Japan)

               c)  Financial Learning Kabushiki Kaisha (Japan)

      2.    MetLife Global Holding Company I GmbH (Swiss I) (Switzerland)

               a)  MetLife Global Holding Company II GmbH (Swiss II)
                   (Switzerland)

                   1) MetLife EU Holding Company Limited (Ireland) - 18.234% of MetLife EU Holding Company Limited is owned by ALICO and the remaining interest is owned by MetLife Global Holding Company II GmbH.

                       aa) MetLife Europe Limited (Ireland)

                           ii. MetLife Pension Trustees Limited (United Kingdom)

                       bb) Agenvita S.r.l. (Italy)

                       cc) MetLife Europe Insurance Limited (Ireland)

                       dd) MetLife Europe Services Limited (Ireland)

                       ee) MetLife Insurance Limited (United Kingdom)

                       ff) MetLife Limited (United Kingdom)

                       gg) MetLife Services, Sociedad Limitada (Spain)

                       hh) MetLife Insurance S.A./NV (Belgium) - 99.99999% of
                           MetLife Insurance S.A./NV is owned by MetLife EU Holding Company Limited and 0.00001% is owned by Natilportem Holdings, Inc.

                   2)  MetLife S.A. (France)

                       aa) Hestis S.A.(France) - 66.06% of Hestis S.A. is owned
                           by ALICO and the remaining interests are owned by third parties.

                       bb) MetLife Solutions S.A.S. (France)

      3. Pharaonic American Life Insurance Company (Egypt) - 84.125% of Pharaonic American Life Insurance Company is owned by ALICO and the remaining interests are owned by third parties.

      4.    MetLife Holdings (Cyprus) Limited (Cyprus)

      5.    ALICO Limited (Nigeria)

      6.    American Life Limited (Nigeria)

      7. American Life Insurance Company (Pakistan) Ltd. (Pakistan) - 81.96% of American Life Insurance Company (Pakistan) Ltd. is owned by ALICO and the remaining interests are owned by third parties.

      8. MetLife Emeklilik ve Hayat A.S. (Turkey) - 99.972% of MetLife Emeklilik ve Hayat A.S. is owned by ALICO and the remaining interests are owned by third parties.

      9.    ALICO Zhivotozastrahovat elno Druzestvo EAD (Bulgaria)

      10.   Amcico pojist'ovna a.s. (Czech Republic)

            (a)   Metlife pojist'ovna a.s. (Czech Republic)

      11.   American Life Insurance Company (Cyprus) Limited (Cyprus)

      12.   MetLife Alico Life Insurance Company S.A. (Greece)

            a) ALICO Mutual Fund Management Company (Greece) - 90% of ALICO Mutual Fund Management Company is owned by MetLife Alico Life Insurance Company S.A. (Greece) and the remaining interests are owned by third parties.

      13. AHICO First American Hungarian Insurance Company (Elso Amerikai-Magyar Biztosito) Zrt. (Hungary)

            a)    First Hungarian-American Insurance Agency Limited (Hungary)

            b)    Metlife Biztosito Zrt. (Hungary)

      14. AMPLICO Life-First American Polish Life Insurance & Reinsurance Company, S.A. (Poland)

            a)    Amplico Services Sp z.o.o. (Poland)

            b)    AMPLICO Towartzystwo Funduszky Inwestycyjnych, S.A. (Poland)

            c) AMPLICO Powszechne Towartzystwo Emerytalne S.A. (Poland) - 50% of AMPLICO Powszechne Towarzystwo Emerytalne S.A. is owned by AMPLICO Life-First American Polish Life Insurance & Reinsurance Company, S.A. and the remaining 50% is owned by ALICO.

      15. ALICO Asigurari Romania S.A. (Romania) - 99.99999726375% of ALICO Asigurari Romania S.A. is owned by American Life Insurance Company and the remaining 0.000001273625% is owned by International Technical and Advisory Services Limited.

            a) ALICO Societate de Administrare a unui Fond de Pensii Administrat Privat S.A. (Romania) - 99.9748% of ALICO Societate de Administrare a unui Fond de Pensii Administrat Privat S.A. is owned by ALICO Asigurari Romania S.A. and 0.0252% is owned by AMPLICO Services Sp z.o.o.

            b)    Metropolitan Training and Consulting S.R.L. (Romania)

            c) Metropolitan Life Asigurari S.A. (Romania) - 99.9999% of Metropolitan Life Asigurari S.A. is owned by ALICO Asigurari Romania S.A. and 0.0001% is owned by International Technical and Advisory Services Limited.

      16.   International Investment Holding Company Limited (Russia)

      17.   ALICO European Holdings Limited (Ireland)

            a)    ZAO Master D (Russia)

                  i) ZAO ALICO Insurance Company (Russia) - 51% of ZAO ALICO Insurance Company is owned by ZAO Master D and 49% is owned by ALICO.

      18.   MetLife Akcionarska Drustvoza za Zivotno Osiguranje (Serbia)
            - 99.96% of MetLife Akcionarska Drustvoza za Zivotno Osiguranje is owned by ALICO and the remaining 0.04% is owned by International Technical and Advisory Services Limited.

      19.   MetLife AMSLICO poist'ovna a.s. (Slovakia)

            a)    ALICO Services Central Europe s.r.o. (Slovakia)

            b)    ALICO Funds Central Europe sprav. spol., a.s. (Slovakia)

      20.   ALICO Gestora de Fondos y Planos de Pensiones S.A. (Spain)

      21.   ALICO Management Services Limited (United Kingdom)

      22.   ZEUS Administration Services Limited (United Kingdom)

      23. ALICO Trustees Ltd. (United Kingdom) - 50% of ALICO Trustees (UK) Ltd. is owned by ALICO and the remaining interest is owned by International Technical and Advisory Services Limited.

      24. PJSC ALICO Ukraine (Ukraine) - 99.9990% of PJSC ALICO Ukraine is owned by ALICO 0.0005% is owned by International Technical and Advisory Services Limited and the remaining 0.0005% is owned by Borderland Investment Limited.

      25.   Borderland Investment Limited (USA-Delaware)

            a)    ALICO Hellas Single Member Limited Liability Company (Greece)

      26.   International Technical and Advisory Services Limited (USA-Delaware)

      27.   ALICO Operations Inc. (USA-Delaware)

            a)    ALICO Asset Management Corp. (Japan)

      28. ALICO Compania de Seguros de Retiro, S.A. (Argentina) - 90% of ALICO Compania de Seguros de Retiro, S.A. is owned by ALICO and the remaining interest by International Technical & Advisory Services.

      29. ALICO Compania de Seguros, S.A. (Argentina) - 90% of ALICO Compania de Seguros, S.A. is owned by ALICO and the remaining interest by International Technical & Advisory Services.

      30. MetLife Colombia Seguros de Vida S.A. (Colombia) - 94.989997% of MetLife Colombia Seguros de Vida S.A. is owned by ALICO, 5.01% is owned by International Technical and Advisory Services Limited and the remaining interests are owned by third parties.

      31. ALICO Mexico Compania de Seguros de Vida, S.A. de C.V. (Mexico) - 99.999998% of ALICO Mexico Compania de Seguros de Vida, SA de CV is owned by ALICO and 0.000002% is owned by International Technical and Advisory Services Limited.

      32.   MetLife Seguros de Vida, S.A. (Uruguay)

      33. ALICO Properties, Inc. (USA-Delaware) - 51% of ALICO Properties, Inc. is owned by ALICO and the remaining interests are owned by third parties.

            a)    Global Properties, Inc. (USA-Delaware)

      34.   Alpha Properties, Inc. (USA-Delaware)

      35.   Beta Properties, Inc. (USA-Delaware)

      36.   Delta Properties Japan, Inc. (USA-Delaware)

      37.   Epsilon Properties Japan, Inc. (USA-Delaware)

      38.   Iris Properties, Inc. (USA-Delaware)

      39.   Kappa Properties Japan, Inc. (USA-Delaware)

1) The voting securities (excluding directors' qualifying shares, if any) of each subsidiary shown on the organizational chart are 100% owned by their respective parent corporation, unless otherwise indicated.

2) The Metropolitan Money Market Pool and MetLife Intermediate Income Pool are pass-through investment pools, of which Metropolitan Life Insurance Company and/or its subsidiaries and/or affiliates are general partners.

3) The MetLife, Inc. organizational chart does not include real estate joint ventures and partnerships of which MetLife, Inc. and/or its subsidiaries is an investment partner. In addition, certain inactive subsidiaries have also been omitted.

4) MetLife Services EEIG is a cost-sharing mechanism used in the EU for EU-affiliated members.

ITEM 27. NUMBER OF CONTRACT OWNERS

As of January 31, 2013, there were 23,824 owners of qualified contracts and 14,143 owners of non-qualified contracts offered by the Registrant (First MetLife Investors Variable Annuity Account One).


ITEM 28. INDEMNIFICATION


    The Depositor's parent, MetLife, Inc. has secured a Financial Institution Bond in the amount of $50,000,000, subject to a $5,000,000 deductible. MetLife, Inc. also maintains a Directors & Officers Liability and Corporate Reimbursement Insurance Policy with limits of $400 million under which the Depositor and MetLife Investors Distribution Company, the Registrant's underwriter (the "underwriter"), as well as certain other subsidiaries of MetLife are covered. A provision in MetLife, Inc.'s by-laws provides for the indemnification (under certain circumstances) of individuals serving as directors or officers of certain organizations, including the Depositor and the Underwriter.


    The Bylaws of the Company (Article VII, Section VII.1) provide that:


    The Corporation may indemnify any person made, or threatened to be made, a party to an action by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he or she, his or her testator, testatrix or interstate, is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director or officer of any other corporation of any type or kind, domestic or foreign, of any partnership, joint venture, trust, employee benefit plan or other enterprise, against amounts paid in settlement and reasonable expenses, including attorneys' fees, actually and necessarily incurred by him or her in connection with the defense or settlement of such action, or in connection with an appeal therein, if such director or officer acted, in good faith, for a purpose which he or she reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the Corporation, except that no indemnification under this Section shall be made in respect of (1) a threatened action, or a pending action which is settled or is otherwise disposed of, or (2) any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation, unless and only to the extent that the court in which the action was brought, or, if no action was brought, any court of competent jurisdiction, determines upon application that, in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such portion of the settlement amount and expenses as the court deems proper.


    The Corporation may indemnify any person made, or threatened to be made, a party to an action or proceeding (other than one by or in the right of the Corporation to procure a judgment in its favor), whether civil or criminal, including an action by or in the right of any other corporation of any type or kind, domestic or foreign, or any partnership, joint venture, trust, employee benefit plan or other enterprise, which any director or officer of the Corporation served in any capacity at the request of the Corporation, by reason of the fact that he or she, his or her testator, testatrix or intestate, was a director or officer of the Corporation, or served such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity, against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees actually and necessarily incurred as a result of such action or proceeding, or any appeal therein, if such director or officer acted, in good faith, for a purpose which he or she reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the Corporation and, in criminal actions or proceedings, in addition, had no reasonable cause to believe that his or her conduct was unlawful.


    The termination of any such civil or criminal action or proceeding by judgment, settlement, conviction or upon a plea of nolo contendere, or its equivalent, shall not in itself create a presumption that any such director or officer did not act, in good faith, for a purpose which he or she reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interest of the Corporation or that he or she had reasonable cause to believe that his or her conduct was unlawful.


    A person who has been successful, on the merits or otherwise, in the defense of a civil or criminal action or proceeding of the character described in the first two paragraphs of this Article VII, shall be entitled to indemnification as authorized in such paragraphs. Except as provided in the preceding sentence and unless ordered by a court, any indemnification under such paragraphs shall be made by the Corporation, only if authorized in the specific case:


  (1) By the Board of Directors acting by a quorum consisting of directors who are not parties to such action or proceeding upon a finding that the director, officer or employee has met the standard of conduct set forth in the first two paragraphs of this Article VII, as the case may be or


  (2) If such a quorum is not obtainable with due diligence or, even if obtainable, a quorum of disinterested directors so directs,


    (a)By the Board of Directors upon the opinion in writing of independent legal counsel that indemnification is proper in the circumstances because the applicable standard of conduct set forth in the first two paragraphs of this Article VII has been met by such director, officer or employee, or

    (b)By the shareholders upon a finding that the director, officer or employee has met the applicable standard of conduct set forth in such paragraphs.

    Expenses, including attorneys' fees, incurred in defending a civil or criminal action or a proceeding may be paid by the Corporation in advance of the final disposition of such action or proceeding, if authorized in accordance with the preceding paragraph, subject to repayment to the Corporation in case the person receiving such advancement is ultimately found, under the procedure set forth in this Article VII, not to be entitled to indemnification or, where indemnification is granted, to the extent the expenses so advanced by the Corporation exceed the indemnification to which he or she is entitled.


    Nothing herein shall affect the right of any person to be awarded indemnification or, during the pendency of litigation, an allowance of expenses, including attorneys' fees, by a court in accordance with the law.


    If any expenses or other amounts are paid by way of indemnification, otherwise than by court order or action by the shareholders, the Corporation shall, not later than the next annual meeting of shareholders unless such meeting is held within three months from the date of such payment, and in any event, within fifteen months from the date of such payment, mail to its shareholders of record at the time entitled to vote for the election of directors a statement specifying the persons paid, the amounts paid, and the nature and status at the time of such payment of the litigation or threatened litigation.


    The Corporation shall have the power, in furtherance of the provisions of this Article VII, to apply for, purchase and maintain insurance of the type and in such amounts as is or may hereafter be permitted by Section 726 of the Business Corporation Law.

    No payment of indemnification, advancement or allowance under Sections 721 to 726, inclusive, of the Business Corporation Law shall be made unless a notice has been filed with the Superintendent of Insurance of the State of New York, not less than thirty days prior to such payment, specifying the persons to be paid, the amounts to be paid, the manner in which such payment is authorized and the nature and status, at the time of such notice, of the litigation or threatened litigation.


    Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors and officers or controlling persons of the Company pursuant to the foregoing, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by the director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


ITEM 29. PRINCIPAL UNDERWRITERS


  (a) MetLife Investors Distribution Company is the principal underwriter for the following investment companies (other than Registrant):


    Met Investors Series Trust
       MetLife Investors USA Separate Account A
       MetLife Investors USA Variable Life Account A
       MetLife Investors Variable Annuity Account One
       MetLife Investors Variable Life Account One
       General American Separate Account Eleven
       General American Separate Account Twenty-Eight
       General American Separate Account Twenty-Nine
       General American Separate Account Two
       Security Equity Separate Account Twenty-Six
       Security Equity Separate Account Twenty-Seven
       MetLife of CT Separate Account QPN for Variable Annuities
       MetLife of CT Fund UL for Variable Life Insurance
       MetLife of CT Fund UL III for Variable Life Insurance
       MetLife of CT Separate Account Eleven for Variable Annuities Metropolitan Life Separate Account E
       Metropolitan Series Fund
       Metropolitan Tower Life Separate Account One
       Metropolitan Tower Life Separate Account Two

Metropolitan Life Separate Account UL
Paragon Separate Account A
Paragon Separate Account B
Paragon Separate Account C
Paragon Separate Account D
Metropolitan Life Variable Annuity Separate Account II
Metropolitan Life Variable Annuity Separate Account I

  (b) MetLife Investors Distribution Company is the principal underwriter for the Contracts. The following persons are the officers and directors of MetLife Investors Distribution Company. The principal business address for MetLife Investors Distribution Company is 5 Park Plaza, Suite 1900, Irvine, CA 92614.




NAME AND PRINCIPAL BUSINESS ADDRESS     POSITIONS AND OFFICES WITH UNDERWRITER
-------------------------------------   ----------------------------------------

Elizabeth M. Forget                     Director and Executive Vice President
1095 Avenue of the Americas
New York, NY 10036

Paul A. LaPiana                         Director and Executive Vice President,
5 Park Plaza, Suite 1900                National Sales Manager-Life
Irvine, CA 92614


NAME AND PRINCIPAL BUSINESS ADDRESS     POSITIONS AND OFFICES WITH UNDERWRITER
-------------------------------------   ----------------------------------------

Jay S. Kaduson                          Senior Vice President
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Mark E. Rosenthal                       President
5 Park Plaza, Suite 1900 EBS
Irving, CA 92614

Isaac Torres                            Secretary
1095 Avenue of the Americas
New York, NY 10036

Marlene B. Debel                        Treasurer
1095 Avenue of the Americas
New York, NY 10036

John G. Martinez                        Vice President and Chief Financial
18210 Crane Nest Dr.                    Officer
Tampa, FL 33647

Debora L. Buffington                    Vice President, Director of Compliance
5 Park Plaza, Suite 1900
Irvine, CA 92614

David DeCarlo                           Vice President
5 Park Plaza, Suite 1900
Irvine, CA 92614

Rashid Ismail                           Vice President
5 Park Plaza, Suite 1900
Irvine, CA 92614

Paul M. Kos                             Vice President
5 Park Plaza, Suite 1900
Irvine, CA 92614

Craig W. Markham                        Vice President
13045 Tesson Ferry Road
St. Louis, MO 63128

Cathy A. Sturdivant                     Vice President
5 Park Plaza, Suite 1900
Irvine, CA 92614

Paulina Vakouros                        Vice President
1095 Avenue of the Americas
New York, NY 10036


  (c) Compensation from the Registrant. The following commissions and other compensation were received by the Distributor, directly or indirectly, from the Registrant during the Registrant's last fiscal year:




                   (1)                           (2)              (3)            (4)           (5)
                                           Net Underwriting
                                            Discounts And     Compensation    Brokerage       Other
Name of Principal Underwriter                Commissions     On Redemption   Commissions   Compensation
----------------------------------------- ----------------- --------------- ------------- -------------

 MetLife Investors Distribution Company      $44,348,103         $0             $0            $0



ITEM 30. LOCATION OF ACCOUNTS AND RECORDS


    The following companies will maintain possession of the documents required by Section 31(a) of the Investment Company Act of 1940 and the Rules thereunder:


    (a) Registrant


    (b) MetLife Annuity Operations, 27000 Westown Parkway, Bldg. 4, Suite 200, West Des Moines, IA 50266


    (c) State Street Bank & Trust Company, 225 Franklin Street, Boston, MA
        02110


    (d) MetLife Investors Distribution Company, 5 Park Plaza, Suite 1900, Irvine, CA 92614

    (e) MetLife Investors Insurance Company, 5 Park Plaza, Suite 1900, Irvine, CA 92614


    (f) MetLife, 18210 Crane Nest Drive, Tampa, FL 33647


    (g) MetLife, 501 Boylston Street, Boston, MA 02116


    (h) MetLife, 200 Park Avenue, New York, NY 10166


ITEM 31. MANAGEMENT SERVICES


    Not Applicable.


ITEM 32. UNDERTAKINGS


    a. Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen
(16) months old for so long as payment under the variable annuity contracts may be accepted.


    b. Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.


    c. Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form promptly upon written or oral request.


                                REPRESENTATIONS


    First MetLife Investors Insurance Company (Company) hereby represents that the fees and charges deducted under the Contracts described in the Prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred and the risks assumed by the Company.


    The Company hereby represents that it is relying upon a No-Action Letter issued to the American Council of Life Insurance dated November 28, 1988 (Commission ref. IP-6-88) and that the following provisions have been complied with:


    1. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in each registration statement, including the prospectus, used in connection with the offer of the contract;


    2. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in any sales literature used in connection with the offer of the contract;


    3. Instruct sales representatives who solicit participants to purchase the contract specifically to bring the redemption restrictions imposed by Section 403(b)(11) to the attention of the potential participants;


    4. Obtain from each plan participant who purchases a Section 403(b) annuity contract, prior to or at the time of such purchase, a signed statement acknowledging the participant's understanding of (1) the restrictions on redemption imposed by Section 403(b)(11), and (2) other investment alternatives available under the employer's Section 403(b) arrangement to which the participant may elect to transfer his contract value.

                                   SIGNATURES

     As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Pre-Effective Amendment to the Registration Statement to be signed on its behalf, in the City of Boston, and The Commonwealth of Massachusetts on this 17th day of April 2013.

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
(Registrant)

By: FIRST METLIFE INVESTORS INSURANCE COMPANY

By: /s/ Gregory E. Illson
    ----------------------------
    Gregory E. Illson
    Vice President

By: FIRST METLIFE INVESTORS INSURANCE COMPANY
(Depositor)

By: /s/ Gregory E. Illson
    ----------------------------
    Gregory E. Illson
    Vice President

As required by the Securities Act of 1933, the Registration Statement has been signed by the following persons in the capacities indicated on April 17, 2013.

/s/ Eric T. Steigerwalt*           Director, Chairman of the Board, President
------------------------------     and Chief Executive Officer
Eric T. Steigerwalt

/s/ James J. Reilly*               Vice President-Finance (principal financial
------------------------------     officer)
James J. Reilly

/s/ Norse N. Blazzard*             Director
------------------------------
Norse N. Blazzard

/s/ Robert L. Davidow*             Director
------------------------------
Robert L. Davidow

/s/ Elizabeth M. Forget*           Director and Executive Vice President
------------------------------
Elizabeth M. Forget

/s/ Richard A. Hemmings*           Director
------------------------------
Richard A. Hemmings

/s/ Jay S. Kaduson*                Director and Vice President
------------------------------
Jay S. Kaduson

/s/ Lisa S. Kuklinski*             Director and Vice President
------------------------------
Lisa S. Kuklinski

/s/ Richard C. Pearson*            Director
------------------------------
Richard C. Pearson

/s/ Thomas A. Price*               Director
------------------------------
Thomas A. Price

/s/ Mark E. Rosenthal*             Director and Vice President
------------------------------
Mark E. Rosenthal

/s/ Thomas J. Skelly*              Director
------------------------------
Thomas J. Skelly

/s/ Stephen M. Kessler*            Director
------------------------------
Stephen M. Kessler

/s/ Peter M. Carlson*              Executive Vice President and Chief
------------------------------     Accounting Officer
Peter M. Carlson

*By: /s/ Michele H. Abate
     ----------------------------------
     Michele H. Abate, Attorney-In-Fact
     April 17, 2013

* First MetLife Investors Insurance Company. Executed by Michele H. Abate, Esquire on behalf of those indicated pursuant to powers of attorney filed herewith.

                               Index to Exhibits

4(xxii) Form of Contract Schedule for Guaranteed Withdrawal Benefit Rider

5       Form of Variable Annuity Application

9       Opinion of Counsel

10(i)   Consent of Independent Registered Public Accounting Firm (Deloitte & Touche LLP) for the Depositor and the Registrant

10(ii)  Consent of Independent Registered Public Accounting Firm (Deloitte & Touche LLP) for MetLife, Inc.

13      Powers of Attorney for First MetLife Investors Insurance Company